Form 10-K, Exhibit 13
period 1993-12-31
GEORGIA PACIFIC CORP
filed 1994-03-24
CIK 41077

                                                                     EXHIBIT 13

HIGHLIGHTS

(Dollar amounts, except per share, and                                                                Increase
    shares are in millions)                                              1993           1992         (Decrease)
- -----------------------------------------------------------------------------------------------------------------
Net sales                                                            $12,330         $11,847                 4%
Loss before extraordinary item and
    cumulative effect of accounting change                               (18)            (60)              (70)
Loss per share before extraordinary item
    and cumulative effect of accounting change                          (.21)           (.69)              (70)
Cash provided by operations*                                             489             868               (44)
Cash dividends paid                                                      142             140                 1
Total assets at year end                                              10,545          10,912                (3)
Total debt at year end**                                               5,737           5,888                (3)
Total debt to capital at year end                                       57.0%           57.0%
- ----------------------------------------------------------------------------------------------------------------
Cash dividends paid per share of
    common stock                                                     $  1.60        $   1.60              ----%
Shares of common stock outstanding
    at year end                                                         90.3            88.1                 2
Shareholders of record at year end                                    46,000          44,000                 5
Employees at year end                                                 50,000          52,000                (4)
- ----------------------------------------------------------------------------------------------------------------

 *Excludes the accounts receivable sale program.
**Includes the proceeds from the accounts receivable sale program under the assumption that at the end of the program the proceeds will be replaced by debt.

BUILDING PRODUCTS
Georgia-Pacific is the leading manufacturer and distributor of building products in the United States. The company produces plywood, oriented strand board and other wood panels, lumber, gypsum wallboard, chemicals and other products at 145 facilities in the United States and 2 in Mexico. G-P also is the country's largest building products wholesaler, with distribution centers serving markets throughout the U.S. Exports for this segment in 1993 were $158 million, primarily structural wood panels and lumber.
    The company's building products business is primarily affected by the level of housing starts; the level of repairs, remodeling and additions; commercial building activity; the availability and cost of financing; and changes in the industry's capacity.
    Prices for wood products and G-P's building products profits again reached record levels in 1993. Lower interest rates helped support an increase in housing construction; repair and remodeling expenditures also increased. Supplies of lumber and structural wood panels remained tight due to a reduced harvest of timber from government-owned lands.

DISTRIBUTION. Georgia-Pacific is the leading wholesaler of building products in the United States, with 137 distribution centers located in 46 states. The centers serve traditional lumberyards, consumer-oriented home centers, makers of mobile homes and other manufacturers. Twelve of these are millwork and specialty centers that primarily sell wood mouldings, doors and windows.
    To supplement Georgia-Pacific's production and to offer customers a broader line of building products, we also purchase products from other manufacturers. In 1993, these purchases were approximately $2.5 billion, about one-half of all materials sold at our centers. Purchased products include wood panels, lumber and roofing, as well as product lines that we do not manufacture, such as nails and other metal products, doors, insulation, vinyl siding and adhesives.
    Our largest export markets are in the Caribbean and Europe. We have building products sales offices in the United Kingdom, the Netherlands and Mexico.

WOOD PANELS. Georgia-Pacific is the largest producer of structural wood panels in the United States, accounting for about 20 percent of domestic structural panel capacity. Our 17 softwood plywood plants and 4 oriented strand board plants, located primarily in the Southern U.S., can produce 6 billion square feet of panels per year. About 60 percent of our plywood production is devoted to specialty applications such as decorative siding, sanded plywood and concrete form.
    Oriented strand board (OSB) is a nonveneered structural panel made from strands of wood that are arranged in layers and bonded with resin. OSB serves many of the same uses as plywood, including roof decking, sidewall sheathing and floor underlayment. In September 1993, Georgia-Pacific began construction of its fifth OSB facility at Mt. Hope, West Virginia. The plant will have an annual capacity of 325 million square feet and is expected to be completed in early 1995.
    Georgia-Pacific is also a major producer of manufactured board products for many industrial and construction applications. Hardboard, particleboard, panelboard, softboard and medium-density fiberboard are made from logs, sawdust, shavings and chips at 19 mills. Applications include furniture, cabinets, housing, fixtures and other industrial products.

LUMBER. Georgia-Pacific is the second-largest lumber producer in the U.S. The company produces about 2.6 billion board feet of lumber annually, approximately 5 percent of domestic lumber production. Most of our 40 lumber mills are located in the South. Products include Southern pine, a variety of Appalachian and Southern hardwoods, cypress, redwood, cedar, spruce, Western pine, Douglas fir and pressure-treated Southern pine.
    Demand for the company's engineered lumber products has rapidly increased in recent years, primarily as a result of the reduced availability and higher prices of conventional wide-dimension lumber. Laminated veneer lumber (LVL) and wood I-joists, made from veneer, oriented strand board and sawn lumber, can be designed to meet the precise performance requirements of roof and floor systems.

GYPSUM PRODUCTS. Georgia-Pacific is the third-largest producer of gypsum products in the United States. Our 10 gypsum board plants have an annual capacity of 3.1 billion square feet. G-P's gypsum products include wallboard, fire-door cores, plaster and joint compound. We also operate 3 mills that can produce a total of 265 thousand tons of 100-percent recycled paperboard to sheathe gypsum wallboard. The company's gypsum products are primarily used in residential and commercial construction. The company owns gypsum reserves of approximately 123 million recoverable tons, an estimated 63-year supply at current production rates.

CHEMICALS. Georgia-Pacific is the forest products industry's leading supplier of resins, adhesives and specialty chemicals. The company ships more than 2 billion pounds of thermosetting resins and paper chemicals annually from its 16 resin plants to G-P mills and outside customers. G-P also produces chemicals for use in other industries.

FOREST RESOURCES. Georgia-Pacific owns or controls more than 6 million acres of timber and timberlands in the U.S. and Canada. Located near our mills, approximately 70 percent of our timber is in the South, 20 percent in the East and 10 percent in the West. The company's forests include Southern pines and hardwoods; Douglas fir, hemlock and other species in the Pacific Northwest; redwood, Douglas fir, true firs and Western pines in Northern California; and numerous species of hardwoods and softwoods in Maine, New Brunswick and Wisconsin.
    Company-owned timberlands and other timber controlled through long-term contracts supply a significant part of G-P's wood fiber requirements. The remaining part consists of logs and chips purchased in the open-market, plant by-products such as chips and shavings, and other recyclable materials.

PULP AND PAPER
Georgia-Pacific produces containerboard and packaging, communication papers, market pulp and tissue at 84 facilities in the United States and 1 in Canada. The company's combined 8.6 million tons of pulp, paper and paperboard capacity represent approximately 8 percent of the total annual capacity in the United States. Exports for the pulp and paper segment in 1993 were $667 million, primarily market pulp and containerboard.
    Markets for Georgia-Pacific's pulp and paper products are affected primarily by changes in industry capacity as well as by the level of economic growth in the United States, currency exchange rates and export market conditions.

    Prices for many of the company's pulp and paper products declined and remained at low levels during most of 1993. Market conditions in 1994 will depend largely on the pace of economic growth in the U.S., Europe and the Far East.

CONTAINERBOARD AND PACKAGING. Georgia-Pacific produces containerboard, corrugated containers and packaging, bleached paperboard and kraft paper. The company is the second-largest producer of containerboard in the United States. Our 4 containerboard mills have a combined annual capacity of 3 million tons of linerboard and corrugating medium, about 10 percent of U.S. capacity. Approximately 50 percent of G-P's containerboard production is transferred to the company's 37 corrugated packaging plants and the balance is sold to independent converters in the U.S., Central America, Western Europe and the Far East. The company exported 472 thousand tons of containerboard in 1993.
    In addition to conventional corrugated containers, G-P's packaging plants manufacture double- and triple-wall boxes, bulk bins, water-resistant packaging and high-finish and pre-printed packaging for point-of-sale displays. Our Technology and Development Center uses the latest technology to design and test the performance of packaging for our customers.
    The company can produce 400 thousand tons of bleached paperboard each year for use in frozen food containers, food service items and other products. We annually produce approximately 350 thousand tons of kraft paper, primarily for use in grocery and multiwall bags.
    Prices for the company's containerboard and packaging products were lower in 1993 than in 1992. Prices for the largest grade, linerboard, began to improve late in the year as a surge in U.S. industrial production boosted demand for corrugated boxes, and market-related mill shutdowns by several producers reduced supply.

COMMUNICATION PAPERS. The company is the largest producer of uncoated free-sheet paper in the United States. Georgia-Pacific's 8 uncoated free-sheet paper mills have a combined annual capacity of 2.2 million tons, approximately 16 percent of U.S. industry capacity. Such papers are used in office reprographics and commercial printing, business forms, stationery, tablets, envelopes and checks.
    During 1994 the company will convert its largest communication papers mills at Ashdown, Arkansas, and Port Hudson, Louisiana, to the alkaline sizing (precipitated calcium carbonate) process. The new process will yield a stronger, higher-quality sheet, while reducing costs for chemicals and wood fiber.
    Prices for communication papers in 1993, on average, were lower than in 1992. An increase in industry capacity of approximately 575 thousand tons in the second half of 1993 and the first half of 1994 will keep communication papers prices under pressure until the new supply can be absorbed by an increase in demand.

MARKET PULP. Georgia-Pacific produces market pulp at 6 mills that have a combined annual capacity of 1.9 million tons, approximately 18 percent of U.S. capacity. The company is the world's second-largest market pulp producer. We produce Southern softwood, Southern hardwood and Northern hardwood pulps for use in the manufacture of many paper grades. We also are a major supplier of fluff pulp and other specialty pulps.
    Increasing use of recycled paper in the U.S. has limited growth in domestic demand for market pulp. Over time, however, increased per capita paper consumption in export markets is expected to boost market pulp demand. Georgia-Pacific exports approximately 65 percent of its market pulp, and operates pulp sales offices in France, Germany, Hong Kong, Italy, Japan, Switzerland, Taiwan and the United Kingdom.
    A conversion project at G-P's Brunswick, Georgia, pulp mill in the first half of 1993 expanded the company's production of fluff pulp to approximately 550 thousand tons per year. Fluff pulp is used primarily in disposable diapers and other sanitary items. These products are experiencing growing demand, particularly in developing countries.
    Market pulp prices in 1993 were lower than in 1992. Weak economies in major export markets--especially Japan and Western Europe--reduced demand, and changes in currency exchange rates increased the relative cost of U.S.-produced market pulp. Although a number of noncompetitive market pulp mills closed in 1993 and more are expected to close in 1994, world capacity is expected to increase approximately 2 percent in both 1994 and 1995. A significant rebound in pulp prices will likely require economic recoveries in the major importing countries.

TISSUE. Georgia-Pacific is the fifth-largest producer of tissue in the United States, with approximately 9 percent of the industry's capacity. We annually manufacture over 500 thousand tons of tissue at 5 mills. Consumer and commercial tissue products made at our 6 converting facilities include paper towels, napkins and bath tissue.
    We sell most of our consumer products under our brand names Angel Soft,(r) Sparkle,(r) Coronet,(r) MD(r) and Delta,(r) through major retailers of food and general merchandise. G-P also produces commercial tissue products for industrial, food-service, office, hotel, motel and hospital markets.
    Tissue demand tends to be relatively stable through economic cycles. Competition in the industry is intense. Improved tissue margins in 1993 resulted from increased volume, higher prices and lower costs.

ENVIRONMENT
Protecting the environment is one of Georgia-Pacific's highest priorities. Our Environmental Policy Committee, chaired by the senior vice president-- environmental, government affairs and communications, has direct access to the board of directors and regularly provides them with environmental reports. Through an internal audit program, we monitor compliance with federal, state and local regulations as well as adherence to company policies.
    Traditionally, most environmental regulators in the United States have targeted specific elements of production and fashioned mandates to address them, rather than consider a comprehensive goal. The result is a complex, unwieldy patchwork of federal, state and local regulations, with costs that often far outweigh the environmental benefits. Rather than waiting for environmental agencies to dictate unilateral regulations, forest products companies are using technology and creativity to develop new, often voluntary environmental solutions.
    Georgia-Pacific and a number of other environmental advocates believe that regulators should take into account the environmental impacts of products over their entire life cycle. Life-cycle analysis should include an evaluation of a product's raw materials, manufacturing processes and recycling or disposal, in a comprehensive system. Using the framework of life-cycle analysis, here are some examples that illustrate the positive environmental attributes of forest products.

RAW MATERIALS. One-third of the United States is forested. Despite a
70 percent increase in demand for forest products in the last 30 years, there are more trees in America today than in 1960. Most of a harvested tree, including wood fibers, bark and chemicals, is transformed into wood products, paper and other items that are essential to everyday life. Each year 35 percent more trees are grown in the U.S. than are harvested or lost to fire, insects or disease. In 1992, the forestry community planted 1.6 billion seedlings in the United States. Georgia-Pacific, which manages more than 6 million acres of timberlands in North America, plants more than 50 million seedlings a year.
    Trees provide a number of environmental benefits. Growing trees absorb carbon into the wood fiber, release oxygen and hold soil and water. Trees also provide a substantial source of the energy required in forest products manufacturing. Products made from trees are reusable, recyclable, non-toxic and biodegradable.
    The forest products industry recognizes that resource management must include protection of plant and animal life. G-P has been successful in efforts to protect the spotted owl in the Northwest and the red-cockaded woodpecker in the South, both of which are threatened or endangered species. In 1993, the company reached a landmark public-private agreement with the U.S. Fish and Wildlife Service to conserve the red-cockaded woodpecker's habitat. Under the agreement, more than 4 million acres of company land in the South that are in the bird's primary habitat area can continue to be managed for timber production.

MANUFACTURING. Forest products companies have invested billions of dollars to meet regulations governing air and water quality. We also have installed systems that have gone beyond compliance. For example, the U.S. pulp and paper industry has spent more than $1 billion to reduce dioxin in mill effluent. Georgia-Pacific alone has voluntarily spent approximately $100 million on new equipment and process changes that reduced dioxin formation during pulp bleaching to unmeasurable levels. Complementing water treatment systems that were already in place at our mills, our substitution of chlorine dioxide for elemental chlorine (chlorine gas) in the kraft pulp bleaching process also reduced discharges of chlorinated compounds.
    Another significant advantage of forest products is renewable energy sources. While many manufacturing residuals (such as chips and sawdust) are used as a source of wood fiber for other paper and wood products, some are used on site as fuel to generate electricity and process steam. At Georgia-Pacific, these renewable resources supply 67 percent of our total energy needs.
    Advances in papermaking technology also have reduced significantly the use of water during production.

RECYCLING AND DISPOSAL. Disposal of paper and packaging represents a challenge for the environment. Paper comprises 40 percent of the waste stream in the United States and the number of landfills is dwindling. In 1993, however, for the first time in history, the amount of paper recovered for recycling in the U.S. exceeded the amount of paper going to landfills. That year, approximately 40 percent of used paper and paperboard in the United States was recovered for recycling or export.
    Georgia-Pacific is among the top ten recyclers in the U.S., recycling about a million tons of wastepaper each year. In addition to using old corrugated boxes as a major source of wood fiber supply at our containerboard mills, we also make 100-percent recycled paperboard to sheathe gypsum wallboard, and we produce several lines of communication papers using post-consumer waste.
    Although the industry is increasing the recycled content of paper and paperboard, there are economic and practical limits to the types and amounts of paper that can be recovered and reused in paper products. Energy generation offers a potentially large market for low-quality mixed paper that cannot be economically converted into new paper products. Georgia-Pacific is promoting a program to convert non-marketable, low grade, discarded paper into economical, clean-burning supplemental fuel pellets for industrial boilers.

CONCLUSION. Our ability to minimize the environmental impact of our operations is essential for success in today's and tomorrow's marketplace. A collaborative approach by industry, regulators and environmental groups, using life-cycle analysis, may be the key to establishing a rational approach to balancing environmental protection with economic growth.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1993 COMPARED WITH 1992
Georgia-Pacific's 1993 consolidated net sales were $12.3 billion, slightly above 1992 net sales of $11.8 billion. The net loss was $34 million (39 cents per share), an improvement over last year's net loss of $124 million ($1.43 per share). The 1993 results include a $16 million (18 cents per share) after-tax extraordinary loss from the early retirement of debt and a $48 million (55 cents per share) after-tax charge due to the increase in the federal income tax rates resulting from the Revenue Reconciliation Act of 1993. The 1992 results include a $55 million (64 cents per share) net after-tax charge for an accounting change and a $9 million (10 cents per share) after-tax extraordinary loss from the early retirement of debt.

SELECTED INDUSTRY SEGMENT DATA

Year ended December 31
(Millions)                                             1993             1992             1991
- ---------------------------------------------------------------------------------------------
Net sales
    Building products                               $ 7,067          $ 6,112          $ 5,405
    Pulp and paper                                    5,231            5,711            6,089
    Other operations                                     32               24               30
- ---------------------------------------------------------------------------------------------
Total net sales                                     $12,330          $11,847          $11,524
=============================================================================================
Operating profits
    Building products                               $   973          $   691          $   344
    Pulp and paper                                     (187)              (8)             362
    Other operations                                     10                9               17
    Other income (loss)                                 (26)              --              344
- ---------------------------------------------------------------------------------------------
Total operating profits                                 770              692            1,067
    General corporate                                  (205)            (166)            (165)
    Interest expense                                   (513)            (565)            (584)
    Cost of accounts receivable
         sale program                                   (29)             (35)             (59)
    (Provision) benefit for
         income taxes                                   (41)              14             (293)
- ---------------------------------------------------------------------------------------------
(Loss) before
    extraordinary item and
    accounting changes                                  (18)             (60)             (34)
    Extraordinary item,
         net of taxes                                   (16)              (9)             (45)
    Cumulative effect of
         accounting changes,
         net of taxes                                    --              (55)             (63)
- ---------------------------------------------------------------------------------------------
Net (loss)                                          $   (34)         $  (124)         $  (142)
=============================================================================================

The building products segment reported 1993 net sales of $7.1 billion, up 15.6 percent from last year's $6.1 billion. In addition, this segment reported profits of $973 million in 1993 compared with profits of $691 million in 1992, an increase of 40.8 percent. Accordingly, the return on sales increased from 11.3% in 1992 to 13.8% in 1993.
    The profitability of this segment has improved significantly since 1992 primarily as a result of average prices for the Corporation's plywood and softwood lumber products being higher by approximately 10 percent and 25 percent, respectively, in 1993 compared with 1992. The impact of these higher prices was partially offset by an increase of approximately 15 percent in wood costs in 1993 compared with 1992. Supply constraints attributable to environmental factors have continued to have a positive impact on prices this year, and more recently, an increase in demand during a typically slower season also contributed to the increase in profits in 1993 compared with 1992.
    The supply restrictions which had an impact on prices in 1993 as well as 1992 and the more recent improvements in demand compared with the first half of 1993, due in part to an improving economy and an increase in housing starts, are expected to continue in 1994. Accordingly, the Corporation does not anticipate a significant change in 1994 in building products results from 1993.
    Results for the Corporation's pulp and paper segment in 1993 were down significantly from 1992. Net sales of $5.2 billion were reported this year, down 8.4 percent from $5.7 billion during 1992. This segment also recorded a $187 million loss in 1993 compared with a loss of $8 million in 1992. Earnings declined primarily as a result of 1993 average prices for most of the Corporation's pulp and paper products being lower than 1992 average prices. Market pulp prices have declined by more than $100 per ton; containerboard prices have declined by more than $20 per ton; and communication papers prices have declined by more than $10 per ton when comparing 1993 average prices with 1992 average prices.
    The pulp and paper industry continues to face excess capacity and weak market conditions. Prices for most of the products in the pulp and paper segment finished the year lower than average prices for all of 1993. Although not enough to offset the reduced revenue from price declines, the Corporation made efforts during 1993 to improve productivity and reduce costs at its mills which resulted in savings in excess of $100 million. To achieve these cost savings, the mills reduced overtime and administrative expenses, increased machine efficiencies, better managed raw material and supply inventories and reduced waste. These efforts will continue throughout 1994.
    Prospects for improved market conditions for the pulp and paper industry in 1994 will depend largely on economic recovery and strength in export markets; however, for most of its products, the Corporation does not anticipate demand increasing enough during 1994 to absorb the excess capacity. For example, significant price improvements are not expected in 1994 for communication papers due to capacity increases projected for this business during 1994 with no appreciable increase in demand. Although some recent signs of improvement have been noted for market pulp, the fundamental supply and demand imbalance continues to exist. Finally, some price improvements have been noted for the Corporation's containerboard products when comparing fourth quarter 1993 to third quarter 1993 and are expected to carry over to 1994. With little or no growth in capacity expected during 1994, a favorable supply and demand relationship in containerboard is anticipated.
    During 1993, the Corporation recognized a pretax loss of $26 million ($7 million gain after taxes) related to the sale of Butler Paper Company. This amount is reflected as other loss in the accompanying statements of income.
    General corporate expense increased 23.5 percent from $166 million in 1992 to $205 million in 1993. Approximately $32 million of the increase was attributable to compensation programs tied to the Corporation's common stock price, including approximately $22 million that was attributable to an increase in the cash bonus portion of the Corporation's long-term incentive program due to the increase in the marginal individual income tax rate enacted as part of the Revenue Reconciliation Act of 1993.
    The Corporation's 1993 interest expense and cost of accounts receivable sale program were a combined $542 million, a decrease of 9.7 percent compared with 1992. Lower expense in 1993 is primarily the result of reduced levels of debt and a lower weighted average interest rate.
    Excluding the sale of Butler Paper Company, the Corporation reported pretax income before extraordinary item of $49 million and an income tax provision of $74 million for 1993. The effective tax rate differed from the federal statutory tax rate primarily because of the one-time charge for the one percent increase in the federal income tax rate that went into effect in 1993 and nondeductible goodwill amortization expense associated with past business acquisitions.
    The Corporation reported a $74 million pretax loss for 1992 before the extraordinary item and the cumulative effect of the accounting change. The 1992 tax benefit of $14 million resulted in an effective tax rate of 18.9 percent. The pretax loss on which tax expense was computed, excluding the extraordinary item and the cumulative effect of the accounting change, was approximately $37 million. This amount differs from the 1992 reported pretax loss by $37 million primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.
    As a result of the decline in interest rates that has occurred throughout most of 1993, the Corporation decreased both the discount rate and long-term rate of return assumptions in the 1993 valuation of its pension obligations. The discount rate was reduced from 8 percent to 7 percent and the long-term rate of return was reduced from 11.5 percent to 10 percent. In addition, the Corporation reduced its assumed rate of increase in future compensation levels from 6 percent in 1992 to 5 percent in 1993. These changes will increase the 1994 expense related to these obligations by approximately $18.4 million, which after being offset by other factors will result in an overall increase in the 1994 expense from 1993 of approximately $7 million.
    The Corporation adopted Financial Accounting Standard Number 109, "Accounting for Income Taxes" (FAS 109) effective January 1, 1992. The $55 million one-time, after-tax charge resulted primarily from providing deferred income taxes for differences between the remaining net book values and the tax bases of net assets acquired in purchase transactions other than the acquisition of Great Northern Nekoosa Corporation (GNN), partially offset by a reduction in previously provided deferred taxes to reflect the lower current statutory income tax rate. Also as a part of the adoption of FAS 109, the Corporation recorded adjustments to various balance sheet accounts which resulted from adjusting to pretax amounts the carrying values of certain assets and liabilities related to the Corporation's acquisition of GNN in March 1990. These adjustments are detailed in Note 11 of the Notes to Financial Statements.
    In November 1992, the Financial Accounting Standards Board issued Financial Accounting Standard Number 112, "Employers'

Accounting for Postemployment Benefits," which requires recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The Corporation will be required to adopt the new standard in the 1994 first quarter. After evaluating the Statement's requirements, the Corporation estimates that it will recognize a one-time, pretax charge of approximately $7.9 million during the 1994 first quarter. The effect of this change on 1994 operating results is not expected to be material.

LIQUIDITY AND CAPITAL RESOURCES
GENERAL. During 1993, the Company's net cash provided by operating activities was sufficient to meet the cash requirements of its investing activities (primarily capital expenditures), resulting in free cash flow of $287 million (excluding the reduction of the accounts receivable sale program). In 1994, the Corporation expects its cash flow from operations, together with proceeds from any asset sales and available financing sources, to be sufficient to meet planned capital investments, dividend requirements and scheduled debt payments.

OPERATING ACTIVITIES. In 1993, cash provided by operations was $389 million compared with $868 million in 1992. Excluding the reduction of the accounts receivable sale program of $100 million in 1993 and payments to the Internal Revenue Service of $205 million to settle the 1984 through 1988 tax years for Georgia-Pacific Corporation and to substantially settle the 1982 and 1984 tax years for Great Northern Nekoosa Corporation, cash provided by operations decreased by $174 million in 1993 compared with 1992.

INVESTING ACTIVITIES. Net cash used for investing activities during 1993 of $202 million consisted of capital expenditures of $467 million partially offset by proceeds from asset sales and other investing activities of $265 million. During 1992, net cash used for investing activities was $333 million. Proceeds from asset sales increased in 1993 due to the sale of Butler Paper Company in the third quarter.
    Capital expenditures in 1993 include $261 million in the pulp and paper segment, $146 million in the building products segment, $46 million for timber and timberlands and $14 million of other expenditures. Capital expenditures of approximately $900 million are currently projected for 1994 and include approximately $500 million in the building products segment and approximately $400 million in the pulp and paper segment. The $900 million projected spending includes approximately $450 million for projects started prior to 1994. The 1994 projected spending within the building products segment includes construction of an oriented strand board plant in Virginia, construction of a hardwood sawmill in West Virginia, construction of a medium-density fiberboard plant in Canada and a significant expansion project at the Corporation's North Carolina engineered lumber mill. In addition, building products' spending includes the continuation of projects started in 1993 including an industrial particleboard plant in Canada, a sawmill in Oregon and an oriented strand board operation in West Virginia. Capital expenditures within the pulp and paper segment will be limited to maintaining facilities in good operating condition, environmental improvements, cost reduction opportunities and safety improvements.

    During 1993, capital expenditures for pollution control and abatement were approximately $74 million. The Corporation's 1994 capital expenditure budget includes another approximately $150 million for environmental-related projects. Certain other capital projects which are being undertaken for the primary reasons of improving financial returns or safety will also include expenditures for pollution control.
    The Corporation is expected to be required to increase its environmental capital expenditures over the next several years in order to conform its operations to increasingly stringent standards for compliance with air, water and solid and hazardous waste regulations. On December 17, 1993, the Environmental Protection Agency ("EPA") proposed regulations implementing portions of the Clean Air Act of 1990 and the Clean Water Act applicable to pulp and paper facilities known as the "cluster rules." The EPA has indicated that significant changes to the regulations will be considered prior to the adoption of final regulations in late 1995. In connection with the rule-making process, the Corporation is evaluating the potential impact of such proposed regulations and the possible changes to the Corporation's capital expenditures over the next several years. Based on preliminary estimates the Corporation could be required to spend between $1.0 billion and $1.7 billion during the 1996-1998 period to comply with the regulations if they are approved as currently proposed. Environmental spending in 1994 and 1995 may meet some of these proposed requirements which would reduce the amounts required to be expended in the 1996-1998 period. The ultimate financial impact of the regulations cannot be predicted with any reasonable certainty at this time and will depend on several factors, including changes in the proposed regulations, new developments in control process technology and inflation. In order to establish the upper limit of the above range, assumptions least favorable to the Corporation among the range of possible outcomes were used. Additionally, this estimate was developed without consideration of management's review of each of its mills to determine if the required expenditures can be economically justified. Finally, there is a possibility that the implementation deadline of 1998 in the proposed regulations will be extended when the final regulations are issued in 1995.
    The Corporation completed the sale of the assets of Butler Paper Company to Alco Standard Corporation effective July 1, 1993. The transaction resulted in after-tax cash proceeds of approximately $222 million.
    In January 1994, the Corporation announced that it signed a definitive agreement with Atlas Roofing Corporation to sell the assets of its five roofing plants located in Oklahoma, Texas, Ohio, Georgia and Pennsylvania. The Corporation expects the sale to result in after-tax cash proceeds between $30 million and $35 million. The sale, which is expected to close in the 1994 first quarter, is subject to certain closing conditions.
    Also, as previously announced, the Corporation signed a definitive agreement with a newly created company sponsored by The Sterling Group, Inc. to sell the assets of Georgia-Pacific's envelope manufacturing business. The transaction includes the sale of 15 envelope manufacturing plants and certain assets of another plant, all of which are operated primarily as Mail-Well Envelopes and Wisco Envelopes. The Corporation expects the sale to be completed in the first quarter of 1994 and result in after-tax cash proceeds of approximately $115 million and an after-tax net gain of approximately $20 million, subject to certain post-closing adjustments.
    The Corporation will continue to review its business units to identify those that are not strategic to its principal operations.

FINANCING ACTIVITIES. During 1993, the Corporation reduced total debt, including bank overdrafts and the accounts receivable sale program, by $151 million to $5.7 billion. This includes a net reduction in commercial paper and other short-term notes of $41 million, a net reduction in long-term debt of $62 million and a reduction in the accounts receivable sale program of $100 million, all of which is partially offset by a net increase of $52 million in bank overdrafts.
    During the year, the Corporation issued $250 million of 8-1/4% Debentures Due March 1, 2023, and $250 million of 8-1/8% Debentures Due June 15, 2023. In addition, the Corporation prepaid approximately $317 million of its outstanding debt, producing an after-tax extraordinary loss for the year of $16 million (18 cents per share). The early retirement will result in an estimated economic, after-tax savings of approximately $34 million. Finally, the Corporation repurchased $100 million of receivables previously sold by it under the accounts receivable sale program. Pursuant to an amendment of the accounts receivable sale agreement effective October 15, 1993, the program was reduced from $800 million to $700 million. This agreement expires in June 1994. The Corporation is currently in the process of negotiating a renewal of the program.
    The Corporation has a $1.5 billion unsecured revolving credit facility which is used for direct borrowings and as support for commercial paper and other short-term borrowings, including bid borrowings made under this agreement. The revolving credit agreement contains certain restrictive covenants described in Note 5 of the Notes to Financial Statements. The Corporation was in compliance with these covenants at December 31, 1993. As of December 31, 1993, $850 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
    At December 31, 1993, the Corporation's weighted average interest rate on total debt, including the $700 million accounts receivable program and floating rate debt, was 8.8%. At December 31, 1993, the Corporation had outstanding interest rate exchange agreements which effectively converted $1.7 billion of floating rate obligations with a weighted average interest rate of approximately 3.4% to fixed rate obligations with an average effective interest rate of approximately 9.0%. As of December 31, 1993, the Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by approximately $270 million. Approximately $800 million of the interest rate exchange agreements outstanding at December 31, 1993 will expire in 1994.
    Georgia-Pacific's ratio of total debt to capital, assuming the proceeds from the accounts receivable sale program will be replaced by debt at the end of the program, was 57.0% at December 31, 1993 and 1992. For the foreseeable future the Corporation intends to continue to use cash flow for dividends, capital expenditures and debt reduction.

    The Corporation has disclosed the fair value of its short- and long-term debt and its interest rate exchange agreements in accordance with Financial Accounting Standard Number 107, "Disclosures about Fair Value of Financial Instruments," in Note 5 of the Notes to Financial Statements. The fair value of these liabilities is greater than the carrying value because market interest rates have declined.
    As of December 31, 1993, the Corporation had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the Securities and Exchange Commission.

OTHER. Due to inflation, the current values of property, plant and equipment and timber and timberlands are higher than the historical costs reported in the financial statements. Accordingly, depreciation and depletion expense would be higher if the costs of such assets were adjusted to a current cost basis. The adverse effects resulting from such an adjustment to income would be offset to some extent by a gain due to the fact that the Corporation's net excess of monetary liabilities over monetary assets would be repaid in less costly dollars than the dollars (with higher purchasing power) originally received for the obligations to be repaid.
    The Corporation employs approximately 50,000 people. The majority of the hourly employees are members of unions. Georgia-Pacific considers its relationship with its employees to be good. Seventy-four union contracts are subject to negotiation and renewal in 1994, including eight at large paper facilities.
    For a discussion of commitments and contingencies, see Note 9 of the Notes to Financial Statements.

1992 COMPARED WITH 1991
Georgia-Pacific's consolidated net sales of $11.8 billion in 1992 were 2.8 percent higher than 1991 net sales of $11.5 billion. The Corporation's net loss in 1992 was $124 million ($1.43 per share), which includes a $55 million (64 cents per share) after-tax charge for an accounting change and a $9 million (10 cents per share) after-tax loss on the early extinguishment of debt. The Corporation's net loss in 1991 was $142 million ($1.65 per share), including $72 million (84 cents per share) of after-tax gains on asset sales, a $45 million (52 cents per share) net after-tax loss on early extinguishment of debt and a $63 million (73 cents per share) net after-tax charge for accounting changes.
    The Corporation adopted Financial Accounting Standard Number 109, "Accounting for Income Taxes," (FAS 109) effective January 1, 1992. In addition to the one-time, after-tax charge of $55 million for the cumulative effect of the adoption of FAS 109, the pretax loss for 1992 includes an additional charge for depreciation and depletion of $69 million, which was offset by a reduction in income tax expense of approximately $83 million, as a result of the accounting change. The $55 million charge resulted primarily from providing deferred income taxes for differences between the remaining net book values and the tax bases of net assets acquired in purchase transactions other than the acquisition of Great Northern Nekoosa Corporation (GNN) in March 1990, partially offset by a reduction in previously provided deferred taxes to reflect the lower current statutory income tax rate. Also as a part of the adoption of FAS 109, the Corporation recorded adjustments to various balance sheet accounts which resulted from adjusting to pretax amounts the carrying values of certain assets and liabilities related to the Corporation's acquisition of GNN. These adjustments are detailed in Note 11 of the Notes to Financial Statements. The adjusted carrying values resulted in additional depreciation and depletion expense of $4 million for the building products segment and additional depreciation of $65 million for the pulp and paper segment for 1992.
    The Corporation adopted Financial Accounting Standard Number 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1991. This resulted in a one-time, after-tax charge of $119 million in 1991.
    Also effective January 1, 1991, the Corporation changed its accounting policy to include in inventory certain supplies that were previously expensed. The cumulative effect of this change for years prior to 1991 was to increase income by $56 million after taxes in 1991.
    The building products segment reported sales of $6.1 billion in 1992, 13.1 percent higher than $5.4 billion in 1991. Operating profits in 1992 of $691 million were significantly higher than $344 million in 1991. The return on sales was 11.3% and 6.4% in 1992 and 1991, respectively. The increase in operating profits is primarily the result of average prices for 1992 being higher for most of the Corporation's building products compared with 1991. Supply constraints caused by environmental restrictions on logging in the West resulted in higher prices during most of 1992. Additionally, wet weather in the South further reduced log inventories throughout the industry, thus tightening an already restricted supply.
    Sales in the pulp and paper segment declined 6.2 percent to $5.7 billion in 1992 compared with $6.1 billion in 1991. The operating loss in 1992 of $8 million compared with operating profits of $362 million in 1991. In 1992, continuing excess industry capacity and weak market conditions resulted in lower prices for most of the Corporation's pulp and paper grades. Bleached board, kraft paper and communication papers average prices were lower in 1992 compared with 1991, and average market pulp, containerboard and packaging prices in 1992 were approximately the same compared with 1991. Prices for most of these pulp and paper products, however, finished the year lower than average prices for all of 1992. Pulp and paper's 1992 operating results were also impacted by additional depreciation expense of $65 million due to the adoption of FAS 109 and, in the fourth quarter, a $28 million charge for the write-down of certain facilities to net realizable value.
    The Corporation reported a $74 million pretax loss for 1992 before the extraordinary item and the cumulative effect of the accounting change. The 1992 tax benefit of $14 million resulted in an effective tax rate of 18.9 percent. The pretax loss on which tax expense was computed, excluding the extraordinary item and the cumulative effect of accounting changes, was approximately $37 million. This amount differs from the 1992 reported pretax loss by $37 million primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.
    Excluding asset sales, the extraordinary item and the cumulative effect of accounting changes, the Corporation reported a pretax loss of $85 million for 1991. The 1991 tax provision of

$293 million resulted in an effective tax rate of 113.1 percent. Income on which the 1991 tax provision was computed, excluding asset sales, the extraordinary item and the cumulative effect of accounting changes, was approximately $57 million. This amount differs from the 1991 reported pretax loss by $142 million primarily because of nondeductible depreciation, depletion and goodwill amortization expenses associated with the revaluation of assets in past business acquisitions. The lower effective tax rate in 1992 is primarily a result of the adoption of FAS 109.
    During 1991, the Corporation sold assets for combined cash proceeds of approximately $1.2 billion and recognized a pretax gain of $344 million ($72 million after taxes) which is included in other income in the accompanying statements of income. The Corporation had no major divestitures in 1992.
    The Corporation's interest expense and cost of accounts receivable sale program were a combined $600 million in 1992, compared with $643 million in 1991. Interest expense includes $4 million in 1992 and $35 million in 1991 of noncash amortization. Lower expense in 1992 compared with 1991 is primarily the result of a reduction in debt of $332 million.

STATEMENTS OF INCOME

                                                                                 Year ended December 31
                                                                      ------------------------------------------
(Millions, except per share amounts)                                     1993             1992             1991
- ----------------------------------------------------------------------------------------------------------------
Net sales                                                             $12,330           $11,847          $11,524
- ----------------------------------------------------------------------------------------------------------------
Costs and expenses
    Cost of sales                                                       9,814             9,397            9,164
    Selling, general and administrative                                 1,190             1,170            1,137
    Depreciation and depletion                                            764               789              724
    Interest                                                              513               565              584
    Other (income) loss                                                    26                --             (344)
- ----------------------------------------------------------------------------------------------------------------
Total costs and expenses                                               12,307            11,921           11,265
- ----------------------------------------------------------------------------------------------------------------
Income (loss) before income
    taxes, extraordinary item and
    accounting changes                                                     23               (74)             259
Provision (benefit) for income taxes                                       41               (14)             293
- ----------------------------------------------------------------------------------------------------------------
(Loss) before extraordinary item
    and accounting changes                                                (18)              (60)             (34)
Extraordinary item--loss from early
    retirement of debt, net of taxes                                      (16)               (9)             (45)
Cumulative effect of accounting
    changes, net of taxes                                                  --               (55)             (63)
- ----------------------------------------------------------------------------------------------------------------
Net (loss)                                                            $   (34)          $  (124)         $  (142)
================================================================================================================
Per share:
    (Loss) before extraordinary item and
         accounting changes                                           $  (.21)          $  (.69)         $  (.40)
    Extraordinary item--loss from early
         retirement of debt, net of taxes                                (.18)             (.10)            (.52)
    Cumulative effect of accounting
         changes, net of taxes                                             --              (.64)            (.73)
- ----------------------------------------------------------------------------------------------------------------
    Net (loss)                                                        $  (.39)          $ (1.43)         $ (1.65)
================================================================================================================
Average number of shares outstanding                                     87.7              86.4             85.8
================================================================================================================

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

                                                                       Year ended December 31
                                                            -----------------------------------------
(Millions)                                                     1993             1992             1991
- -----------------------------------------------------------------------------------------------------
Cash provided by (used for) operations
    Net (loss)                                                 $(34)           $(124)           $(142)
    Adjustments to reconcile net (loss)
         to cash provided by operations:
         Depreciation                                           711              747              673
         Depletion                                               53               42               51
         Deferred tax benefit                                  (125)            (133)             (25)
         Amortization of goodwill                                59               59               60
         Stock compensation programs                             53               42               67
         Gain on sales of assets                                (32)             (33)             (38)
         Amortization of debt issue costs,
             discounts and premiums                               7                6               35
         Other (income) loss                                     26               --             (344)
         Extraordinary item, net of taxes                        --               --               45
         Cumulative effect of accounting
             changes, net of taxes                               --               55               63
         (Increase) decrease in receivables                    (174)             (87)              92
         (Increase) decrease in inventories                     (93)              61              (43)
         Change in other working capital                         40              193               45
         Increase (decrease) in taxes payable                  (158)              13               (2)
         Change in other assets and other
             long-term liabilities                               56               27               43
- -----------------------------------------------------------------------------------------------------
Cash provided by operations                                     389              868              580
- -----------------------------------------------------------------------------------------------------
Cash provided by (used for)
    investment activities
    Capital expenditures
         Property, plant and equipment                         (421)            (347)            (490)
         Timber and timberlands                                 (46)             (37)             (38)
- -----------------------------------------------------------------------------------------------------
    Total capital expenditures                                 (467)            (384)            (528)
    Proceeds from sales of assets                               260               55            1,251
    Other                                                         5               (4)              23
- -----------------------------------------------------------------------------------------------------
Cash provided by (used for)
    investment activities                                      (202)            (333)             746
- -----------------------------------------------------------------------------------------------------
Cash provided by (used for)
    financing activities
    Repayments of long-term debt                               (576)            (566)          (2,055)
    Additions to long-term debt                                 511              754              610
    Fees paid to issue debt                                      (5)              (7)              (4)
    Increase (decrease) in bank overdrafts                       52              (50)              27
    Increase (decrease) in commercial
         paper and other short-term notes                       (41)            (519)             226
    Cash dividends paid                                        (142)            (140)            (140)
- -----------------------------------------------------------------------------------------------------
Cash (used for) financing activities                           (201)            (528)          (1,336)
- -----------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                     (14)               7              (10)
    Balance at beginning of year                                 55               48               58
- -----------------------------------------------------------------------------------------------------
    Balance at end of year                                     $ 41            $  55            $  48
=====================================================================================================

The accompanying notes are an integral part of these financial statements. Refer to Note 11 for supplemental cash flow information.

BALANCE SHEETS

                                                                                               December 31
                                                                                       -------------------------
(Millions, except shares and per share amounts)                                          1993             1992
- ----------------------------------------------------------------------------------------------------------------
Assets
Current assets
    Cash                                                                              $    41          $    55
    Receivables, less allowances of $32 and $35                                           377              331
    Inventories
         Raw materials                                                                    367              321
         Finished goods                                                                   786              792
         Supplies                                                                         262              282
         LIFO reserve                                                                    (213)            (203)
- --------------------------------------------------------------------------------------------------------------
         Total inventories                                                              1,202            1,192
- --------------------------------------------------------------------------------------------------------------
    Other current assets                                                                   26               29
- --------------------------------------------------------------------------------------------------------------
Total current assets                                                                    1,646            1,607
- --------------------------------------------------------------------------------------------------------------
Timber and timberlands, net                                                             1,381            1,402
- --------------------------------------------------------------------------------------------------------------
Property, plant and equipment
    Land and improvements                                                                 237              247
    Buildings                                                                           1,074            1,101
    Machinery and equipment                                                             9,550            9,420
    Construction in progress                                                              125               64
- --------------------------------------------------------------------------------------------------------------
    Total property, plant and equipment, at cost                                       10,986           10,832
    Accumulated depreciation                                                           (5,538)          (5,001)
- --------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                      5,448            5,831
- --------------------------------------------------------------------------------------------------------------
Goodwill                                                                                1,832            1,891
Other assets                                                                              238              181
- --------------------------------------------------------------------------------------------------------------
Total assets                                                                          $10,545          $10,912
==============================================================================================================

                                                                                               December 31
                                                                                         ---------------------
(Millions, except shares and per share amounts)                                          1993             1992
- --------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
    Bank overdrafts, net                                                              $   173          $   121
    Commercial paper and other short-term notes                                           650              691
    Current portion of long-term debt                                                      57              257
    Taxes payable                                                                          35              193
    Accounts payable                                                                      582              563
    Accrued compensation                                                                  184              179
    Accrued interest                                                                      114              132
    Other current liabilities                                                             269              316
- --------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               2,064            2,452
- --------------------------------------------------------------------------------------------------------------
Long-term debt, excluding current portion                                               4,157            4,019
- --------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                                               827              731
- --------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                   1,095            1,202
- --------------------------------------------------------------------------------------------------------------

Commitments and contingencies

Shareholders' equity
    Common stock, par value $.80; authorized
         150,000,000 shares; 90,269,000 and
         88,111,000 shares issued                                                          71               70
    Additional paid-in capital                                                          1,202            1,094
    Retained earnings                                                                   1,217            1,393
    Long-term incentive plan deferred compensation                                        (56)             (39)
    Other                                                                                 (32)             (10)
- --------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                              2,402            2,508
- --------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                            $10,545          $10,912
==============================================================================================================


The accompanying notes are an integral part of these financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY
(Millions, except shares)

                                                                                             Long-term
                                                          Additional                         incentive
Common stock                                     Common      paid-in       Retained      plan deferred
shares issued                        Total        stock      capital       earnings       compensation    Other
- ----------------------------------------------------------------------------------------------------------------
                 Balance at
                     December 31,
86,704,000           1990           $2,975          $69       $  995         $1,939              $(30)     $  2
                 Net loss             (142)          --           --           (142)               --        --
                 Cash dividends
                     declared-
                     $1.60 per
                     common
                     share            (140)          --           --           (140)               --        --
                 Common stock
                     issued:
                 Stock option
   145,000           plan                8           --            8             --                --        --
                 Employee stock
                     purchase
   580,000           plans              20            1           19             --                --        --
                 Long-term
                     incentive
    (8,000)          plan               25           --           23             --                 2        --
                 Other                 (10)          --           --             --                --       (10)
- ----------------------------------------------------------------------------------------------------------------
                 Balance at
                     December 31,
87,421,000           1991            2,736           70        1,045          1,657               (28)       (8)
                 Net loss             (124)          --           --           (124)               --        --
                 Cash dividends
                     declared-
                     $1.60 per
                     common
                     share            (140)          --           --           (140)               --        --
                 Common stock
                     issued:
                 Stock option
   186,000           plan               12           --           12             --                --        --
                 Employee stock
                     purchase
   112,000           plan                4           --            4             --                --        --
                 Long-term
                     incentive
   392,000           plan               22           --           33             --               (11)       --
                 Other                  (2)          --           --             --                --        (2)
- ----------------------------------------------------------------------------------------------------------------
                 Balance at
                     December 31,
88,111,000           1992            2,508           70        1,094          1,393               (39)      (10)
                 Net loss              (34)          --           --            (34)               --        --
                 Cash dividends
                     declared-
                     $1.60 per
                     common share     (142)          --           --           (142)               --        --
                 Common stock
                     issued:
                 Stock option
   107,000           plans               7           --            7             --                --        --
                 Employee stock
                     purchase
 1,575,000           plans              55            1           54             --                --        --
                 Long-term
                     incentive
   476,000           plan               26           --           43             --               (17)       --
                 Other                 (18)          --            4             --                --       (22)
- ----------------------------------------------------------------------------------------------------------------
                 Balance at
                     December 31,
90,269,000           1993           $2,402          $71       $1,202         $1,217              $(56)     $(32)
================================================================================================================

The accompanying notes are an integral part of these financial statements.

             NOTES TO FINANCIAL STATEMENTS

             NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Georgia-Pacific Corporation and subsidiaries (the Corporation). All significant intercompany balances and transactions are eliminated in consolidation.

             REVENUE RECOGNITION. The Corporation recognizes revenue when title to the goods sold passes to the buyer, which is generally at the time of shipment.

             (LOSS) PER SHARE. (Loss) per share is computed based on net
             (loss) and the weighted average number of common shares outstanding (net of restricted stock). The effects of assuming issuance of common shares under long-term incentive, stock option and stock purchase plans were either insignificant or antidilutive. The number of shares used in the (loss) per share computations were 87,711,000 in 1993, 86,402,000 in 1992 and
             85,837,000 in 1991.

             INVENTORY VALUATION. Inventories are valued at the lower of average cost or market and include the cost of materials, labor and manufacturing overhead. The last-in, first-out (LIFO) dollar value pool method is used to value approximately 45% and 49%, respectively, of inventories at December 31, 1993 and 1992.
               Effective January 1, 1991, the Corporation changed its accounting policy at certain manufacturing facilities to include in inventory certain supplies that were previously expensed. The Corporation believes this method is preferable because it provides a better matching of costs and related revenues and is more consistent with the Corporation's tax reporting method. The cumulative effect of this change for years prior to 1991 was to increase net income by $56 million in 1991 after related income tax expense of $35 million. This change had no effect on 1991 operating results after recording the cumulative effect for years prior to 1991. The pro forma effect of the change on years prior to 1991 was not determinable.

             PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost. Lease obligations for which the Corporation assumes substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized and the replaced properties are retired. Replacements of minor components of property and repair and maintenance costs are charged to expense as incurred.
               Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts and any gain or loss is included in income.
               The Corporation changed the estimated useful lives used to compute depreciation for land improvements and buildings added on or after January 1, 1993. Lives for land improvements were changed from 20 years to 25 years. Lives for buildings were changed from 20 to 33 years to 20 to 45 years. These changes were made to better reflect the estimated periods during which such assets will remain in service. Useful lives for machinery and equipment, which remain unchanged, range from 3 to 20 years.
               The Corporation capitalizes interest on projects when
             construction takes considerable time and entails major expenditures. Such interest is charged to the property, plant and equipment accounts and amortized over the approximate life of the related assets in order to properly match costs with revenues resulting from the facilities. Interest capitalized, expensed and paid were as follows:

                                             Year ended December 31
                                            ------------------------
             (Millions)                     1993      1992      1991
             -------------------------------------------------------
             Total interest costs           $516      $567      $598
             Interest capitalized             (3)       (2)      (14)
             -------------------------------------------------------
             Interest expense               $513      $565      $584
             =======================================================
             Interest paid                  $529      $544      $585
             =======================================================

             TIMBER AND TIMBERLANDS. The Corporation depletes its investment in timber based on the total fiber that will be available during the estimated growth cycle. Timber carrying costs are expensed as incurred.

             LANDFILLS AND LAGOONS. The Corporation accrues for landfill closure costs over the periods that benefit from the use of the landfill and accrues for lagoon clean-out costs over the useful period between clean-outs.

             GOODWILL. The Corporation amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets.
               Amortization expense was $59 million in 1993 and 1992 and $60 million in 1991. Accumulated amortization at December 31, 1993, 1992 and 1991 was $247 million, $188 million and $129 million, respectively.

             ENVIRONMENTAL REMEDIATION AND COMPLIANCE. Environmental expenditures are expensed or capitalized, as appropriate. Liabilities are recorded when assessments and/or remedial efforts are probable and the cost can be reasonably estimated.

             RECLASSIFICATIONS. Certain 1992 and 1991 amounts have been reclassified to conform with the 1993 presentation.

             NOTE 2. INDUSTRY SEGMENT INFORMATION
             Manufactured product lines in the building products segment consist primarily of wood panels (plywood, hardboard, particleboard and oriented strand board), lumber, gypsum products, chemicals and roofing.
               Manufactured product lines in the pulp and paper segment
             consist primarily of containerboard and packaging (linerboard, medium, bleached board, kraft paper and corrugated packaging), communication papers, market pulp, tissue and envelopes.
               Timber and timberlands are managed to supply raw materials to both the pulp and paper and building products segments. Profits from sales of logs and chips to the pulp and paper segment and to outside customers in the ordinary course of business are included in the operating profits of the building products segment.
               During the years 1991 through 1993, sales to foreign markets represented less than 10% of total sales to unaffiliated customers. No single customer accounted for more than 10% of total sales to unaffiliated customers in any year during that period.

                                                                    Year ended December 31
                                             ------------------------------------------------------------------
         (Millions)                                 1993                      1992                     1991
         ------------------------------------------------------------------------------------------------------
         Net sales
         Building products                   $ 7,067     58%         $ 6,112       52%         $ 5,405      47%
         Pulp and paper                        5,231     42            5,711       48            6,089      53
         Other operations                         32     --               24       --               30      --
         ------------------------------------------------------------------------------------------------------
         Total net sales                     $12,330    100%         $11,847      100%         $11,524     100%
         ======================================================================================================
         Net (loss)
         Building products                   $   973    126%         $   691      100%         $   344      32%
         Pulp and paper                         (187)   (24)              (8)      (1)             362      34
         Other operations                         10      1                9        1               17       2
         Other income (loss)*                    (26)    (3)              --       --              344      32
         ------------------------------------------------------------------------------------------------------
         Total operating
              profits                            770    100%             692      100%           1,067     100%
         General corporate                      (205)                   (166)                     (165)
         Interest expense                       (513)                   (565)                     (584)
         Cost of accounts
              receivable sale
              program                            (29)                    (35)                      (59)
         (Provision) benefit
              for income taxes                   (41)                     14                      (293)
         ------------------------------------------------------------------------------------------------------
         (Loss) before
              extraordinary
              item and
              accounting
              changes                            (18)                    (60)                      (34)
         Extraordinary
              item--loss
              from early
              retirement of
              debt, net of
              taxes                              (16)                     (9)                      (45)
         Cumulative effect
              of accounting
              changes, net
              of taxes                            --                     (55)                      (63)
         ------------------------------------------------------------------------------------------------------
         Net (loss)                          $   (34)                $  (124)                  $  (142)
         ======================================================================================================
         Depreciation,
              depletion
              and goodwill
              amortization
         Building products                   $   215     26%         $   206       24%         $   232      30%
         Pulp and paper                          595     72              626       74              537      68
         Other and general
              corporate                           13      2               16        2               15       2
         ------------------------------------------------------------------------------------------------------
         Total depreciation,
              depletion and
              goodwill
              amortization                   $   823    100%         $   848      100%         $   784     100%
         ======================================================================================================
         Capital expenditures**
         Building products                   $   146     31%         $   111       29%         $    43       8%
         Pulp and paper                          261     56              217       56              436      83
         Timber and
              timberlands                         46     10               37       10               38       7
         Other and general
              corporate                           14      3               19        5               11       2
         ------------------------------------------------------------------------------------------------------
         Total capital
              expenditures                   $   467    100%         $   384      100%         $   528     100%
         ======================================================================================================
         Assets
         Building products                   $ 1,726     16%         $ 1,634       15%         $ 1,681      16%
         Pulp and paper                        6,909     66            7,414       68            7,208      68
         Timber and
              timberlands                      1,380     13            1,402       13            1,377      13
         Other and general
              corporate                          530      5              462        4              363       3
         ------------------------------------------------------------------------------------------------------
         Total assets                        $10,545    100%         $10,912      100%         $10,629     100%
         ======================================================================================================

*Other income represents the results of various asset divestitures as described in Note 3. If these amounts had been included in segment operating profits, pulp and paper operating profits would have been $(213) million in 1993 and $546 million in 1991 and building products operating profits would have been $504 million in 1991.
**The capital expenditure amounts reported above represent additions, at cost, to property, plant and equipment and timber and timberlands.

             NOTE 3. ASSET DIVESTITURES
             After the acquisition of GNN in 1990, the Corporation announced plans to sell certain assets identified as not strategic to its principal operations.
               The following divestitures were completed during the years
             1993 and 1991. The Corporation had no major divestitures in 1992. The pretax gains and losses associated with these sales are included in other income in the accompanying statements of income.
             - In July 1993, the Corporation completed the sale of the assets of Butler Paper Company, which operated 80 distribution centers in 31 states, to Alco Standard Corporation. The transaction resulted in after-tax cash proceeds of approximately $222 million. In addition, the Corporation recognized a $26 million pretax loss and a $7 million after-tax gain (8 cents per share) on the transaction. The large tax benefit results from the loss on the sale as well as the fact that the tax basis was significantly greater than the financial basis of stock included in the assets sold in the transaction.
             - In December 1991, the Corporation completed the sale of an 80 percent ownership interest in two groundwood paper mills, the hydro-electric assets that power those mills, a sawmill and approximately 2.1 million acres of fee timberland for approximately $303 million in cash. A pretax gain of $52 million ($15 million after taxes) was recognized on this transaction. In July 1992, the Corporation received $22 million less working capital settlements of approximately $12 million related to the remaining 20 percent ownership interest.
             - In June 1991, the Corporation sold 49,000 acres of fee timberland in Washington for $48 million in cash. A pretax gain of $46 million ($29 million after taxes) was recognized on this transaction.
             - In January 1991, the Corporation sold two domestic containerboard mills, 19 corrugated packaging plants and approximately 540,000 acres of fee timberland (and lease rights to 98,000 acres of timberland) for $725 million in cash and, in a separate transaction, sold its interests in a foreign containerboard mill, two corrugated packaging plants and two sheet plants for $102 million in cash. A combined pretax gain of $246 million ($28 million after taxes) was recognized on these transactions.

             NOTE 4. RECEIVABLES
             The Corporation has a large, diversified customer base, which includes some customers who are located in foreign countries. The Corporation closely monitors extensions of credit and has not experienced significant losses related to its receivables. In addition, a majority of the receivables from foreign sales are covered by either export credit insurance or confirmed letters of credit to help ensure collectibility.
               The Corporation had sold fractional ownership interests in a defined pool of trade accounts receivable for $700 million as of December 31, 1993 and $800 million as of December 31, 1992 and 1991. The $100 million reduction in the accounts receivable sale program in 1993 is reported as an increase in receivables in the accompanying statements of cash flows. The sold accounts receivable are reflected as a reduction of receivables in the accompanying balance sheets. The full amount of the allowance for doubtful accounts has been retained because the Corporation has retained substantially the same risk of credit loss as if the receivables had not been sold. A portion of the cost of the accounts receivable sale program is based on the purchasers' level of investment and borrowing costs. Additionally, the Corporation pays fees based on its senior debt ratings. The total cost of the program, which was $29 million in 1993, $35 million in 1992 and $59 million in 1991, is included in selling, general and administrative expense in the accompanying statements of income.
               Under the accounts receivable sale agreement, the maximum
             amount of the purchasers' investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables. The program was reduced from $800 million to $700 million, pursuant to an amendment of the agreement effective October 15, 1993. In addition, the current agreement expires in June 1994. The Corporation is currently in the process of negotiating a renewal of the program.
               Supplemental information on the accounts receivable balances at December 31, 1993 and 1992 is as follows:

                                                      December 31
                                                    --------------
             (Millions)                             1993      1992
             -----------------------------------------------------
             Receivables
               Trade                                $358      $270
               Other                                  51        96
             -----------------------------------------------------
                                                     409       366
               Less estimated allowances              32        35
             -----------------------------------------------------
               Receivables, net                     $377      $331
             =====================================================

             NOTE 5. INDEBTEDNESS
             The Corporation's indebtedness included the following:

                                                     December 31
                                                  -----------------
             (Millions)                             1993      1992
             ------------------------------------------------------
             Debentures, 9.4% average rate,
               payable through 2023               $2,804    $2,579
             Notes, 7.7% average rate,
               payable through 2000                  974     1,238
             Commercial paper and other
               short-term  notes, 3.6%
               average rate                          650       691
             Revenue bonds, 4.0% average
               rate, payable through 2026            375       371
             Other loans, 5.9% average
               rate, payable through 2009             96       121
             ------------------------------------------------------
                                                   4,899     5,000
             Less:
               Commercial paper and other
                  short-term notes                   650       691
               Current portion of
                  long-term debt                      57       257
               Unamortized discount                   35        33
             ------------------------------------------------------
             Long-term debt                       $4,157    $4,019
             ======================================================

             The scheduled maturities of long-term debt for the next five years are as follows: $57 million in 1994, $55 million in 1995, $39 million in 1996, $313 million in 1997 and $446 million in 1998.

             NOTES AND DEBENTURES. During 1993, the Corporation issued $250 million of 8-1/4% Debentures Due March 1, 2023, and $250 million of 8-1/8% Debentures Due June 15, 2023.
               In addition, the Corporation prepaid approximately $317 million in principal of its outstanding debt during 1993 resulting in an after-tax extraordinary loss of $16 million ($27 million before taxes). During 1992, the Corporation reported an after-tax extraordinary loss of $9 million ($14 million before taxes) related to the early retirement of approximately $207 million of outstanding debt.
               The estimated fair value of the Corporation's notes and
             debentures at December 31, 1993 was $4,172 million compared with a carrying amount of $3,778 million. At December 31, 1992, the estimated fair value of the Corporation's notes and debentures was $4,046 million compared with a carrying amount of $3,817 million. The fair value was estimated primarily by obtaining quotes from brokers for these and similar issues. For notes and debentures for which there are no quoted market prices, the fair value was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

             UNSECURED TERM LOAN AND REVOLVING CREDIT FACILITY. On December 31, 1991, the Corporation entered into an agreement with Bank of America National Trust and Savings Association and 24 other domestic and international banks which provides a three-year unsecured revolving credit facility of $1.5 billion. The revolving credit facility is being used as support for commercial paper and other short-term borrowings, including bid borrowings made under the credit agreement. Effective June 30, 1993, the Corporation entered into a revised Credit Agreement with substantially the same lending group which extends the termination date until 1996, eliminates the minimum interest coverage ratio, and modifies certain representations and warranties. As of December 31, 1993, $850 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
               Borrowings under the revised agreement bear interest, at the election of the Corporation, at either (A) the higher of the reference rate and the Federal Funds Rate plus 1/2% or (B) LIBOR plus 5/8% or (C) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a commitment fee of 1/8% per annum on the unused portion of the commitments and a facility fee of 1/8% per annum on the aggregate commitments of the lenders.
               The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness to operating cash flow) of 4.5 to 1.0 which is to be maintained throughout the term of the Credit Agreement. As of December 31, 1993, the leverage ratio was 3.8 to 1.0.
               During 1991, the Corporation prepaid the outstanding balance of a term loan entered into in 1990 in connection with the acquisition of GNN. The prepayment of the term loan and the refinancing of the revolving credit facility in 1991 resulted in the accelerated write-off of approximately $72 million ($45 million after taxes) of capitalized debt issue costs associated with the original borrowings. This loss on early extinguishment of debt is reflected as an extraordinary item in the accompanying statements of income.

             COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES. These borrowings are classified as current liabilities although all or a portion of them might be refinanced on a long-term basis in 1994. The carrying amounts approximate fair value because of the short maturity of these instruments.

             REVENUE BONDS AND OTHER LOANS. The estimated fair value of the Corporation's revenue bonds and other loans at December 31, 1993 was $375 million and $96 million, respectively. The estimated fair value of the Corporation's revenue bonds and other loans at December 31, 1992 was $367 million and $121 million, respectively. The fair value was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

             OTHER. At December 31, 1993, the amount of long-term debt secured by property, plant and equipment and timber and timberlands was not material.
               At December 31, 1993, the Corporation had outstanding interest rate exchange agreements which effectively converted $1.7 billion of floating rate obligations with a weighted average interest rate of 3.4% to fixed rate obligations with an average effective interest rate of approximately 9.0%. Under the agreements, which have a remaining average maturity of approximately 2.5 years, the Corporation makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The differential to be paid or received is accrued as interest rates change and is recognized over the lives of the agreements. The Corporation is exposed to credit risk in the event of nonperformance by the counterparties, but does not anticipate such nonperformance. As of December 31, 1993, the Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by approximately $270 million.
               The estimated fair value of the Corporation's liability under interest rate exchange agreements at December 31, 1993 and 1992 was $99 million and $153 million, respectively, and represents the estimated amount the Corporation might have paid to terminate the agreements. The fair value at December 31, 1993 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities. The estimated fair value at December 31, 1992 was based on quotes obtained from brokers and calculated by them using the same methodology described above for the 1993 calculation. The Corporation accrued interest of $31 million and $37 million at December 31, 1993 and 1992, respectively, related to these agreements.
               The carrying amounts of bank overdrafts at December 31, 1993 and 1992 approximate fair value.

             NOTE 6. INCOME TAXES
             Effective January 1992, the Corporation changed its method of accounting for income taxes from the deferred method to the liability method required by Financial Accounting Standard Number 109, "Accounting for Income Taxes" ("FAS 109"). The cumulative effect of adopting FAS 109 as of January 1, 1992 was to increase the net loss by $55 million. Prior years' financial statements were not restated to reflect the provisions of FAS 109.

    The provision (benefit) for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The provision (benefit) for income taxes consists of the following:

                                                                Year ended December 31
                                                        --------------------------------------
(Millions)                                              1993             1992             1991
- ----------------------------------------------------------------------------------------------
Federal income taxes:
    Current                                             $128            $ 105            $277
    Deferred                                             (89)            (117)            (21)
State income taxes:
    Current                                               17               14              41
    Deferred                                             (15)             (16)             (4)
- ----------------------------------------------------------------------------------------------
Provision (benefit) for
    income taxes                                        $ 41            $ (14)           $293
==============================================================================================
Income taxes paid, net
    of refunds                                          $300            $  68            $273
==============================================================================================

Income taxes paid includes payments to the Internal Revenue Service (IRS) of approximately $205 million in 1993 to resolve all pending income tax issues for the years 1981 through 1988 for Georgia-Pacific Corporation and substantially all issues for the years 1982 through 1984 for Great Northern Nekoosa Corporation (GNN). Income taxes paid for 1991 include approximately $275 million of payments associated with asset sales.
    Included in Taxes Payable in the accompanying balance sheet are amounts the Corporation expects to pay in 1994 to resolve the remaining income tax issues for GNN for the years 1982 through 1984 and for Georgia-Pacific Corporation for the years 1989 through 1990. These amounts are offset by the tax benefit related to the deductibility of interest paid in 1993. In addition, the IRS is currently examining GNN's federal income tax returns for the years 1985 through 1990. The IRS has proposed certain adjustments, some of which are being contested by the Corporation. In the opinion of management, adjustments resulting from these examinations will not have a material adverse effect on the Corporation's financial condition.

               The difference between the statutory federal income tax rate on income (loss) before income taxes, extraordinary item and accounting changes and the Corporation's effective income tax rate is summarized as follows:

                                             Year ended December 31
                                            -----------------------------
                                               1993      1992      1991
             ------------------------------------------------------------
             Statutory federal income
               tax rate                       35.0%    (34.0)%    34.0%
             State income tax, net of
               federal benefit                 4.0      (4.0)      4.0
             Permanent differences
               resulting from purchase
               accounting:
                  Goodwill                    99.7      30.2       8.7
                  Other                       --        --        19.6
             Permanent differences on
               assets sold                  (101.7)     --        52.2
             Foreign loss producing
               no tax benefit                 14.7      --        --
             Tax rate increase               143.2      --        --
             Foreign sales corporation       (10.1)     (7.9)     (2.0)
             Interest on tax audits           --        --        (5.4)
             Percentage depletion             (3.9)     (1.5)      (.4)
             Life insurance, net              (5.0)     (1.8)      (.5)
             Dividends--nonvested
               LTIP shares                    (3.7)     (1.4)      (.3)
             Meals and entertainment
               disallowance                    4.9       1.7        .4
             Other                             1.2       (.2)      2.8
             ------------------------------------------------------------
             Effective income tax rate       178.3%    (18.9)%   113.1%
             ============================================================


             As a result of the Revenue Reconciliation Act of 1993, the Corporation incurred after-tax charges of $34 million due to the one percent increase in the corporate income tax rate and $14 million related to the cash bonus portion of its long-term incentive program due to the increase in the marginal individual income tax rate.

               FAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. The components of the net deferred tax liability are as follows:

                                                         Year ended
                                                         December 31
                                                        --------------
             (Millions)                                 1993      1992
             ---------------------------------------------------------
             Deferred tax asset:
               Compensation related accruals            $303      $281
               Other accruals and reserves                83        86
               Other                                      81        61
             ---------------------------------------------------------
                                                         467       428
               Valuation allowance                        --        --
             ---------------------------------------------------------
                                                         467       428
             ---------------------------------------------------------
             Deferred tax liability:
               Property, plant and
                  equipment                           (1,333)   (1,392)
               Timber and timberlands                   (167)     (161)
               Other                                     (62)      (77)
             ---------------------------------------------------------
                                                      (1,562)   (1,630)
             ---------------------------------------------------------
             Deferred tax liability, net             $(1,095)  $(1,202)
             =========================================================

             As of December 31, 1993, the net deferred tax liability includes alternative minimum tax credit carryforwards of $48 million which may be utilized to offset future tax liabilities to the extent that the Corporation's regular tax liability exceeds the alternative minimum tax liability.
               During 1991, the provision for income taxes was based on
             pretax financial income which differs from taxable income. Deferred income taxes were provided for significant timing differences between revenue and expenses for tax and financial statement purposes. Following is a summary of the significant components of the deferred tax (benefit):

                                                                  Year ended
                                                                  December 31
                                                                  -----------
             (Millions)                                                1991
             ------------------------------------------------------------------
             Tax (under) financial depreciation and depletion          $(5)
             Liability accruals and write-down of certain assets        41
             Compensation expense                                      (52)
             Financing costs                                            (1)
             Other                                                      (8)
             ------------------------------------------------------------------
             Deferred tax (benefit)                                   $(25)
             ==================================================================

             NOTE 7. RETIREMENT PLANS
             DEFINED BENEFIT PENSIONS PLANS. Most of the Corporation's employees participate in noncontributory defined benefit pension plans. These include plans which are administered solely by the Corporation and union-administered multiemployer plans. The Corporation's funding policy for solely administered plans is based on actuarial calculations and the applicable requirements of federal law. Contributions to multiemployer plans are generally based on negotiated labor contracts.
               Benefits under the majority of plans for hourly employees
             (including multiemployer plans) are primarily related to years of service. The Corporation has separate plans for salaried employees and officers under which benefits are primarily related to compensation and years of service. The officers' plan is not funded and is non-qualified for Federal income tax purposes.

               Plan assets consist principally of common stocks, bonds,
             mortgage securities, interests in limited partnerships, cash equivalents and real estate. At December 31, 1993 and 1992, respectively, $57 million and $46 million of noncurrent prepaid pension cost was included in other assets. The accrued pension cost of $79 million and $56 million at December 31, 1993 and
             1992, respectively, was included in other long-term liabilities.
               The following table sets forth the funded status of the solely administered plans and the amounts recognized in the accompanying balance sheets.


                                                       Year ended December 31, 1993               Year ended December 31, 1992
                                                --------------------------------------    ------------------------------------------
                                                    Plans having         Plans having         Plans having              Plans having
                                                assets in excess          accumulated     assets in excess               accumulated
                                                  of accumulated          benefits in       of accumulated               benefits in
             (Millions)                                 benefits     excess of assets             benefits          excess of assets
             -----------------------------------------------------------------------------------------------------------------------
             Accumulated
               benefit
               obligation at
               November 30
                  Vested portion                         $896                $373                    $918                   $244
                  Nonvested portion                        27                  17                      28                     12
             -------------------------------------------------------------------------------------------------------------------
                                                          923                 390                     946                    256
             Effect of
               projected future
               compensation levels                          4                  14                      10                     11
             -------------------------------------------------------------------------------------------------------------------
             Projected benefit
               obligation at
               November 30                                927                 404                     956                    267
             Plan assets at
               fair value at
               November 30                              1,101                 312                   1,119                    201
             -------------------------------------------------------------------------------------------------------------------
             Plan assets in
               excess of (less
               than) projected
               benefit obligation                         174                 (92)                    163                    (66)
             Contributions made
               in December                                 --                  --                       4                     --
             Unrecognized net
               (gain) loss                                (80)                 57                     (68)                    33
             Unrecognized prior
               service cost                               (17)                 30                     (24)                    22
             Unrecognized net
               asset from initial
               application of
               FAS 87                                     (20)                (15)                    (29)                   (15)
             Adjustment required
               to recognize minimum
               liability                                   --                 (59)                     --                    (30)
             -------------------------------------------------------------------------------------------------------------------
             Prepaid (accrued)
               pension cost at
               December 31                                $57                $(79)                    $46                   $(56)
             ===================================================================================================================

             Pursuant to the provisions of Financial Accounting Standard Number 87, "Employers' Accounting for Pensions," intangible assets of $30 million and $22 million were recorded as of December 31, 1993 and 1992, respectively.
               Net periodic pension cost for solely and jointly administered pension plans included the following:


                                             Year ended December 31
                                            ------------------------
             (Millions)                     1993      1992      1991
             -------------------------------------------------------
             Service cost of benefits
               earned                        $80       $75       $73
             Interest cost on projected
               benefit obligation             96        96        93
             Actual (gain) on plan assets   (185)     (157)     (206)
             Net amortization and deferral    30        11        70
             Contributions to multiemployer
               pension plans                   4         4         4
             -------------------------------------------------------
             Net periodic pension cost       $25       $29       $34
             =======================================================

             The following assumptions were used:

                                            1993      1992      1991
             ---------------------------------------------------------
             Discount rate used to
               determine the projected
               benefit obligation              7.0%      8.0%      8.5%
             Rate of increase in future
               compensation levels used
               to determine the projected
               benefit obligation              5.0       6.0       6.0
             Expected long-term rate of
               return on plan assets used
               to determine net periodic
               pension cost                   10.0      11.5      11.5
             ---------------------------------------------------------

             During 1993 and 1991, the Corporation recognized a net aggregate pretax settlement and curtailment gain of $12.7 million and $10 million, respectively, resulting from pension obligations assumed by the purchaser in certain asset divestitures (Note 3).

             DEFINED CONTRIBUTION PLANS. The Corporation sponsors several defined contribution plans to provide eligible employees with additional income upon retirement. The Corporation's contributions to the plans are based on employee contributions and compensation. These contributions totaled $44 million in 1993 and $43 million in 1992 and 1991.

             RETIREE HEALTH CARE AND LIFE INSURANCE BENEFITS. The Corporation provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service or after reaching age 65. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses reduced for any deductible and payments made by government programs and other group coverage. The plans are unfunded.
               For 1992 and 1993 the cost of providing most of these benefits has been shared with retirees. The Corporation began transferring its share of the cost of post-age 65 health care benefits to future salaried retirees in 1991. It is currently anticipated that the Corporation will continue to reduce the percentage of the cost of post-age 65 benefits that it will pay on behalf of salaried employees who retire in each of the years 1992 through 1999 and that the Corporation will continue to share the pre-age 65 cost with future salaried retirees, but will no longer pay any of the post-age 65 cost for salaried employees who retire after 1999.

               The Corporation adopted Financial Accounting Standard Number
             106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 1, 1991. This statement requires the accrual of the cost of providing postretirement benefits, including medical and life insurance coverage, during the active service period of the employee. The Corporation elected to immediately recognize the accumulated liability, measured as of January 1, 1991. This resulted in a one-time, after-tax charge of $119 million (after reduction for income taxes of $73 million) which does not include amounts accrued in prior years for business acquisitions. The effect of this change on 1991 operating results, after recording the cumulative effect for years prior to 1991, was to recognize additional pretax expense of $23 million. The pro forma effect of the change on years prior to 1991 was not determinable. Prior to 1991, the Corporation recognized expense in the year the benefits were provided.
               The following table sets forth the funded status of the plans, reconciled to the accrued postretirement benefit cost recognized in the Corporation's balance sheet at December 31, 1993 and 1992:

                                                           Year ended
                                                           December 31
                                                         --------------
             (Millions)                                  1993      1992
             ----------------------------------------------------------
             Accumulated postretirement
               benefit obligation:
                  Retirees                               $273      $242
                  Fully eligible active
                    plan participants                      33        44
                  Other active participants               135       131
             ----------------------------------------------------------
                                                          441       417
             Unrecognized net loss                        (60)      (58)
             Unrecognized prior service
               cost                                         6        --
             ----------------------------------------------------------
             Accrued postretirement benefit cost         $387      $359
             ==========================================================

             Net periodic postretirement benefit cost for 1993, 1992 and 1991 included the following components:

                                                        Year ended
                                                        December 31
                                                 -------------------------
             (Millions)                          1993      1992       1991
             -------------------------------------------------------------
             Service cost of benefits earned      $ 9       $ 6        $ 8
             Interest cost on accumulated
               postretirement benefit
               obligation                          31        27         30
             Amortization of loss                   1        --         --
             -------------------------------------------------------------
             Net periodic postretirement
               benefit cost                       $41       $33        $38
             =============================================================

             For measuring the expected postretirement benefit obligation, a 13 percent, 14 percent and 15 percent annual rate of increase in the per capita claims cost was assumed for 1993, 1992 and 1991, respectively. The rate was assumed to decrease 1 percent per year to 7 percent in 1999 and remain at that level thereafter. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.5 percent at December 31, 1993, 7.5 percent at December 31, 1992 and 8.0 percent at December 31, 1991.
               If the health care cost trend rate were increased 1 percent, the accumulated postretirement benefit obligation would have increased by 15 percent as of December 31, 1993 and 13 percent as of December 31, 1992 and 1991. The effect of this change on the aggregate of service and interest cost for 1993, 1992 and 1991 would be an increase of 17 percent, 14 percent and 15 percent, respectively.
               During 1991, the Corporation recognized a pretax settlement gain of $43 million resulting from postretirement benefit obligations assumed by the purchaser in certain asset divestitures (Note 3).

             OTHER. In November 1992, the Financial Accounting Standards Board issued Financial Accounting Standard Number 112, "Employers' Accounting for Postemployment Benefits," which requires recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The Corporation will be required to adopt the new standard in the 1994 first quarter. After evaluating the Statement's requirements, the Corporation estimates that it will recognize a one-time, pretax charge of approximately $7.9 million during the 1994 first quarter. The effect of this change on 1994 operating results is not expected to be material.

             NOTE 8. COMMON AND PREFERRED STOCK
             The Corporation's authorized capital stock consists of 10 million shares of no par value Preferred Stock and 25 million shares of no par value Junior Preferred Stock, of which no shares were issued at December 31, 1993, and 150 million shares of Common Stock, par value $.80 per share.
               At December 31, 1993, the following authorized shares of the
             Corporation's common stock were reserved for issue:

                                                                1993
             -------------------------------------------------------
             1993 Employee Stock Purchase Plan             1,154,000
             1990 Long-Term Incentive Plan                 2,912,000
             1993 Employee Stock Option Plan                 500,000
             1984 Employee Stock Option Plan                 654,000
             -------------------------------------------------------
             Common stock reserved                         5,220,000
             =======================================================

             EMPLOYEE STOCK PURCHASE PLANS. At December 31, 1993, the 1993 Employee Stock Purchase Plan (Purchase Plan) had reserved for issue 1,154,000 shares of common stock at a subscription price of $57.06. Subscribers have the option to receive a refund of their payments plus interest at the rate of 5% per annum in lieu of stock. Additional shares can no longer be subscribed under the Purchase Plan, which expires on July 31, 1995. Approximately 8,000 subscribers remained in the Purchase Plan at December 31, 1993.
               Under the 1993 Purchase Plan, the Corporation issued 2,000 shares of common stock in 1993. Under the 1991 Purchase Plan (which expired on May 31, 1993), the Corporation issued 1,573,000 shares, 112,000 shares and 21,000 shares of common stock in 1993, 1992 and 1991, respectively. Under the 1989 Employee Stock Purchase Plan (which expired on April 30, 1991), the Corporation issued 559,000 shares of common stock in 1991.

             LONG-TERM INCENTIVE PLANS. The 1990 Long-Term Incentive Plan (Incentive Plan) initially reserved 4,000,000 shares for issue. Specified portions of allocated shares under this plan are awarded as restricted stock, at no cost to the employee, based on increases in the average market value of the Corporation's common stock. At the time restricted shares are awarded, the market value of the stock is added to common stock and additional paid-in capital and an equal amount is deducted from shareholders' equity (long-term incentive plan deferred compensation). Long-term incentive plan deferred compensation is amortized over the vesting (restriction) period, generally five years, with adjustments made quarterly for market price fluctuations.

             At the time awarded shares become vested, the Corporation will pay on behalf of each participant a cash bonus in the amount of the estimated income tax liability to be incurred by the participant as a result of the award and cash bonus. Shares totaling 1,089,000 have been awarded under the Incentive Plan of which 925,000 restricted shares remain outstanding as of December 31, 1993.
               The Incentive Plan replaced the 1988 Long-Term Incentive Plan
             (1988 Incentive Plan). As of December 31, 1993, 1,420,000 shares have been awarded to the plan participants under the 1988 Incentive Plan of which 689,000 restricted shares remain outstanding. These awarded shares will vest based on the provisions in the 1988 Incentive Plan.
               The Corporation recognized Incentive Plan and 1988 Incentive
             Plan compensation expense of $69 million in 1993, $36 million in 1992 and $43 million in 1991. Additional information relating to the Incentive Plan is as follows:

                                               Year ended December 31
                                       ------------------------------------
                                               1993        1992        1991
             --------------------------------------------------------------
             Shares allocated but not
               awarded at January 1       2,310,000   2,708,000   2,733,000
             Shares allocated               483,000     400,000     122,000
             Previously allocated
               shares cancelled            (235,000)   (407,000)   (155,000)
             Shares awarded                (551,000)   (538,000)         --
             Previously awarded shares
               cancelled                     75,000     147,000       8,000
             --------------------------------------------------------------
             Shares allocated but not
               awarded at December 31     2,082,000   2,310,000   2,708,000
             Shares available for
               allocation at
               December 31                  830,000   1,152,000   1,292,000
             --------------------------------------------------------------
             Total shares reserved        2,912,000   3,462,000   4,000,000
             ==============================================================

             EMPLOYEE STOCK OPTION PLAN. The 1993 Employee Stock Option Plan (1993 Option Plan) provides for the granting of stock options to certain key employees who are not officers. The 1984 Employee Stock Option Plan (1984 Option Plan) provides for the granting of stock options to certain officers and key employees.
               Holders of stock options may be granted cash bonuses, payable upon exercise of an option, of an amount not to exceed the amount by which the market value of the common stock, as defined, exceeds the option price. In addition, holders may surrender all or part of the related stock option in exchange for common stock with a fair market value equal to the amount by which the market value of the shares covered by the option exceeds the aggregate option exercise price.
               Compensation resulting from stock options and cash bonuses is initially measured at the grant date based on the market value of the common stock, with adjustments made quarterly for market price fluctuations. The Corporation recognized 1984 Option Plan compensation expense of $7 million in 1993, $15 million in 1992 and $31 million in 1991. The Corporation recognized 1993 Option Plan compensation expense of $7 million in 1993.

               Additional information relating to the 1993 Option Plan as of
             December 31, 1993 is as follows:

             --------------------------------------------------------
             Options outstanding at January 1                     --
             Options granted                                 472,000
             Options cancelled                               (71,000)
             --------------------------------------------------------
             Options outstanding at December 31              401,000
             Options available for grant at
               December 31                                    99,000
             --------------------------------------------------------
             Total reserved shares                           500,000
             ========================================================
             Options prices per share:
               Granted                                           $59
               Cancelled                                         $59
             ========================================================

             Additional information relating to the 1984 Option Plan is as follows:

                                              Year ended December 31
                                        --------------------------------
                                            1993        1992        1991
             -----------------------------------------------------------
             Options outstanding at
               January 1                 981,000   1,029,000   1,191,000
             Options granted                  --     446,000     461,000
             Options exercised/
               surrendered              (267,000)   (464,000)   (570,000)
             Options cancelled           (60,000)    (30,000)    (53,000)
             -----------------------------------------------------------
             Options outstanding at
               December 31               654,000     981,000   1,029,000
             Options available for
               grant at December 31           --     244,000     659,000
             -----------------------------------------------------------
             Total reserved shares       654,000   1,225,000   1,688,000
             ===========================================================
             Options exercisable at
               December 31               654,000     557,000     599,000
             ===========================================================
             Option prices per share:
               Granted                        --         $66     $39-$54
               Exercised/surrendered     $34-$66     $34-$46     $26-$46
               Cancelled                 $39-$66     $34-$66     $34-$46
             ===========================================================

             SHAREHOLDER RIGHTS PLAN. The Corporation has a Shareholder Rights Plan pursuant to which preferred stock purchase rights are issued at the rate of one Right for each share of common stock. The Rights expire on July 31, 1999, unless redeemed earlier. Each Right entitles the holder to buy, at an exercise price of $175, one one-hundredth of a newly issued share of Series A Junior Preferred Stock of which 5 million shares were reserved for issue at December 31, 1993. Due to the nature of its dividend, liquidation and voting rights, the economic value of one one-hundredth of a share of Junior Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of common stock. The Rights are exercisable only if a person or group acquires 15% or more of the Corporation's common stock or announces a tender offer for 30% or more of the common stock.
               If a person becomes the beneficial owner of 15% or more of the
             Corporation's outstanding common stock, or if a holder of 15% or more of the Corporation's stock engages in certain self-dealing transactions or a merger transaction in which the Corporation is the surviving Corporation and its common stock remains outstanding, then each Right not owned by such party will entitle its holder to purchase, at the then-current exercise price, shares of the Corporation's Series A Junior Preferred Stock with a market value of twice the exercise price.

               In addition, if after any person acquires 15% or more of the
             Corporation's outstanding common stock, the Corporation is involved in a merger or other business combination transaction with another person after which its common stock does not remain outstanding, or the Corporation sells 50% or more of its assets or earning power, each Right will entitle its holder to purchase, at the then-current exercise price, shares of the other party's common stock with a market value of twice the exercise price.

             NOTE 9. COMMITMENTS AND CONTINGENCIES
             The Corporation is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Corporation faces exposure from actual or potential claims and legal proceedings involving environmental matters. The Corporation is self-insured for general liability claims up to $5 million per occurrence.
               The Corporation is involved in environmental remediation
             activities at sites in which it has been named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state "superfund" laws and at certain of its own plants. Of the known sites in which it is involved, the Corporation estimates that slightly over 50 percent are being investigated. Of the remaining sites, approximately one-half are being remediated and the other one-half are being monitored, an activity which occurs after either site investigation or remediation has been completed. The ultimate costs to the Corporation for the remediation of these sites cannot be predicted with certainty due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the evolving nature of cleanup technologies and government regulations, and the inability to determine the Corporation's share of multi-party cleanups or the extent to which contribution will be available from other parties. The Corporation has established reserves for environmental remediation costs for these sites in amounts which it believes are probable and reasonably estimable. Based on currently available information and analysis, the Corporation believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $72 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Corporation among the range of reasonably possible outcomes were used. In estimating both its current reserves for environmental remediation and the possible range of additional costs, the Corporation has not assumed it will bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on the parties' financial condition and probable contribution on a per site basis. No amounts have been recorded for potential recoveries from insurance carriers.
               In the fourth quarter of 1992, the Corporation filed suit in the State of Washington against numerous insurance carriers for coverage under comprehensive general liability insurance policies issued by those carriers. The Corporation is seeking a declaratory judgment to the effect that past and future environmental remediation and other related costs with respect to certain of the sites are within the policy provisions.
               Approximately 220 suits involving approximately 9,160
             plaintiffs are currently pending in Mississippi which primarily allege nuisance, trespass and infliction of emotional distress caused by the discharge of dioxin into the Leaf River prior to 1990 from a pulp mill owned by a subsidiary of the Corporation. Three of these cases have been tried. A total of $241,000 in compensatory damages and $4 million in punitive damages were awarded to three plaintiffs in two of these cases (Ferguson and Simmons) with respect to certain claims, and the jury found in favor of the Corporation with respect to a fourth plaintiff and with respect to certain claims brought by the other plaintiffs. The Corporation has appealed both judgments. On July 8, 1993, in the third of the Mississippi dioxin cases to be tried, the jury returned a verdict in favor of the Corporation on all counts, with no award being made to any of the plaintiffs. The plaintiffs have filed notice of appeal.
               On November 9, 1993, the circuit court judge to whom almost all the remaining Mississippi dioxin cases have been assigned issued an Order delaying trials and other material proceedings in these cases until the Mississippi Supreme Court considers the Ferguson and Simmons appeals. The Supreme Court has advised the Corporation that it will hear the appeal of these cases on March 21, 1994.
               In January 1994, one of the two dioxin-related cases pending in federal court in Mississippi, which was scheduled for trial in June 1994, was voluntarily dismissed with prejudice by the plaintiffs after testing of the plaintiffs' property indicated that no dioxin from the pulp mill was present on the property.
               Although there can be no assurances as to the ultimate
             outcome, the Corporation, based on the opinions of counsel, believes that substantial grounds exist for reversal of the two judgments and that it has meritorious defenses to the remaining claims (the vast majority of which are principally for emotional distress as a result of consuming fish from the rivers).
               On July 15, 1992, the plaintiffs in one of the pending suits moved to certify a class action. On October 20, 1992, the court issued an order certifying a class action on behalf of between 8,000 and 13,000 plaintiffs owning property and businesses on the Leaf, Pascagoula and Escatawpa Rivers as well as persons who have eaten fish from, swam in or made recreational use of the rivers. The Corporation appealed and on October 7, 1993, the Mississippi Supreme Court vacated the trial court's order. The Supreme Court ruled that the trial judge lacked authority under his special appointment to allow a class to be certified.
               On January 23, 1992, the mill's primary insurance carrier took the position that the claims in these Mississippi cases are not within its coverage. Suit has been filed against the mill's carriers seeking a declaratory judgment to the effect that such claims are within the policy provisions.
               Although the ultimate outcome of these environmental actions and legal proceedings cannot be determined with certainty, management believes that any liability resulting from the pending matters, after considering existing reserves, will not have a material adverse effect on the consolidated financial condition of the Corporation.

             NOTE 10. RELATED PARTY TRANSACTION
             The Corporation is a 50% partner in a joint venture (GA-MET) with Metropolitan Life Insurance Company (Metropolitan). GA-MET owns and operates the Corporation's office headquarters complex in Atlanta, Georgia. The Corporation accounts for its investment in GA-MET under the equity method.
               At December 31, 1993, GA-MET had an outstanding mortgage loan payable to Metropolitan in the amount of $160 million. The note bears interest at 9-1/2%, requires monthly payments of principal and interest through 2011 and is secured by the land and building of the Atlanta headquarters complex. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Corporation with respect to this guarantee is considered remote.

             NOTE 11. SUPPLEMENTAL CASH FLOW INFORMATION
             The noncash effect of the adoption of Financial Accounting Standard Number 109 (Note 6) as of January 1, 1992 was as follows:

             (Millions)
             ------------------------------------------------------
               Increase (decrease) in:
                  Receivables                                $   3
                  Inventories                                   25
                  Timber and timberlands                        39
                  Property, plant and
                    equipment, net                             676
                  Other assets                                  (6)
               (Increase) decrease in:
                  Taxes payable                               (177)
                  Other current liabilities                     (9)
                  Long-term debt, excluding
                    current portion                              3
                  Other long-term liabilities                 (112)
                  Deferred income taxes                       (442)
             ------------------------------------------------------
                                                             $  --
             ======================================================

             NOTE 12. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

                                                    First Quarter      Second Quarter       Third Quarter       Fourth Quarter
             (Millions,                           -----------------------------------------------------------------------------
             except per share amounts)            1993     1992(1)    1993      1992(1)     1993    1992(1)    1993       1992
             ------------------------------------------------------------------------------------------------------------------
             Net sales                          $2,944    $2,830     $3,205     $3,046     $2,982     $3,061   $3,199    $2,910
             Gross profit (net sales
                  minus cost of sales)             676       630        617        617        619        635      604       568
             Income (loss) before
                  extraordinary item
                  and accounting change(2)          41        (3)         5          4        (28)      (174)     (36)      113
             Income (loss) per share
                  before extraordinary item
                  and accounting change            .47      (.03)       .06        .04       (.33)     (2.01)    (.41)     1.31
             Net income (loss)(2)                   41       (58)        (3)         4        (36)      (174)     (36)      104
             Net income (loss) per share           .47      (.67)      (.03)       .04       (.42)     (2.01)    (.41)     1.21
             Dividends declared per
                  common share                     .40       .40        .40        .40        .40        .40      .40       .40
             Price range of common stock
                  High                           69.50     72.00      69.25      71.75      64.13      62.63    75.00     62.50
                  Low                            55.00     53.50      56.38      57.75      59.25      50.13    59.00     48.25
             -------------------------------------------------------------------------------------------------------------------

             (1)As restated to reflect the change in accounting for
                income taxes (Note 6).
             (2)Includes after-tax gains (losses) on asset divestitures of $(3) million in the 1993 first quarter and $10 million in the 1993 third quarter.

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
             To the Shareholders and the Board of Directors of Georgia-Pacific
             Corporation:
               We have audited the accompanying balance sheets of
             Georgia-Pacific Corporation (a Georgia corporation) and subsidiaries as of December 31, 1993 and 1992 and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
               In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Pacific Corporation and subsidiaries as of December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.
               As explained in Note 6 to the financial statements, effective
             January 1, 1992, the Corporation changed its method of accounting for income taxes. Also as explained in Notes 1 and 7 to the financial statements, effective January 1, 1991, the Corporation changed its methods of accounting for certain manufacturing supplies and for postretirement health care and life insurance benefits.



             /s/ Arthur Andersen & Co.
             -------------------------
             Arthur Andersen & Co.
             Atlanta, Georgia
             February 18, 1994

             REPORT ON MANAGEMENT'S RESPONSIBILITIES
             Management of Georgia-Pacific Corporation is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and the estimates and judgments upon which certain amounts in the financial statements are based. Management is also responsible for preparing the other financial information included in this annual report. In our opinion, the financial statements on the preceeding pages have been prepared in conformity with generally accepted accounting principles, and the other financial information in this annual report is consistent with the financial statements.
               Management is also responsible for establishing and
             maintaining a system of internal control over financial reporting, which encompasses policies, procedures and controls directly related to, and designed to provide reasonable assurance as to, the reliability of the published financial statements. An independent evaluation of the system is performed by the Corporation's internal audit staff in order to confirm that the system is adequate and operating effectively. The Corporation's independent public accountants also consider certain elements of the internal control system in order to determine their auditing procedures for the purpose of expressing an opinion on the financial statements. Management has considered any significant recommendations regarding the internal control system which have been brought to its attention by the internal audit staff or independent public accountants and has taken the steps it deems appropriate to maintain a cost-effective internal control system. The Audit Committee of the Board of Directors, consisting of five independent directors, provides oversight to the financial reporting process. The Corporation's internal auditors and independent public accountants meet regularly with the Audit Committee to discuss financial reporting and internal control issues and have full and free access to the Audit Committee.
               There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can vary over time due to changes in conditions.
               Management believes that as of December 31, 1993, the internal control system over financial reporting is adequate and effective in all material respects.





             James E. Terrell
             Vice President and Controller





             James C. Van Meter
             Vice Chairman and Chief Financial Officer





             A.D. Correll
             Chairman and Chief Executive Officer





             February 18, 1994

SELECTED FINANCIAL DATA--OPERATIONS

CASH DIVIDENDS TO EARNINGS. Cash dividends declared (common and preferred) divided by net income (loss).

EARNINGS TO INTEREST. Income (loss) from continuing operations before income taxes, extraordinary items and accounting changes plus interest expense divided by total interest cost (interest expense plus capitalized interest). In the 1993, 1992, 1991 and 1990 calculations, respectively, the $29 million, $35 million, $59 million and $48 million cost of the accounts receivable sale program was included in interest expense.

CASH FLOW TO INTEREST. Cash provided by continuing operations plus interest expense divided by total interest cost (interest expense plus capitalized interest). In the 1993, 1991 and 1990 calculations, respectively, cash provided by continuing operations excludes $(100) million, $(50) million and $850 million from the accounts receivable sale program. In the 1993, 1992, 1991 and 1990 calculations, respectively, the $29 million, $35 million, $59 million and $48 million cost of the accounts receivable sale program was included in interest expense.

EFFECTIVE INCOME TAX RATE. Provision (benefit) for income taxes divided by income (loss) from continuing operations before income taxes, extraordinary items and accounting changes.





                                                           Year ended December 31
(Dollar amounts, except per share,    -------------------------------------------------------------------
and shares are in millions)            1993      1992      1991      1990*     1989       1988     1987
- ---------------------------------------------------------------------------------------------------------
Operations
Net sales                             $12,330   $11,847   $11,524   $12,665   $10,171    $9,509    $8,603
- ---------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales                         9,814     9,397     9,164     9,738     7,621     7,452     6,777
  Selling, general and
     administrative                     1,190     1,170     1,137       951       689       632       583
  Depreciation and depletion              764       789       724       699       514       450       387
  Interest                                513       565       584       606       260       197       124
  Other (income) expense                   26        --      (344)      (48)       --        --        --
- ---------------------------------------------------------------------------------------------------------
Total costs and expenses               12,307    11,921    11,265    11,946     9,084     8,731     7,871
- ---------------------------------------------------------------------------------------------------------
Income (loss) from  continuing
  operations before unusual items,
  income taxes, extraordinary items
  and accounting changes                   23       (74)      259       719     1,087       778       732
Unusual items                              --        --        --        --        --        --        66
Provision (benefit) for income taxes       41       (14)      293       354       426       311       340
- ---------------------------------------------------------------------------------------------------------
Income (loss) from  continuing
  operations before extraordinary
  items and accounting changes            (18)      (60)      (34)      365       661       467       458
Income (loss) from discontinued
  operations, net of taxes                 --        --        --        --        --        --        --
Extraordinary items and accounting
  changes, net of taxes                   (16)      (64)     (108)       --        --        --        --
- ---------------------------------------------------------------------------------------------------------
Net income (loss)                     $   (34)  $  (124)  $  (142)  $   365   $   661    $  467    $  458
=========================================================================================================
Cash provided by continuing
  operations**                        $   489   $   868   $   630   $ 1,223   $ 1,358    $  865    $  781
=========================================================================================================
Other statistical data
Per common share
  Income (loss) from continuing
     operations before extraordinary
     items and accounting changes     $  (.21)  $  (.69)  $  (.40)  $  4.28   $  7.42   $  4.76   $  4.23
  Income (loss) from discontinued
     operations                            --        --        --        --        --        --        --
  Extraordinary items and accounting
     changes                             (.18)     (.74)    (1.25)       --        --        --        --
- ---------------------------------------------------------------------------------------------------------
  Net income (loss)                   $  (.39)  $ (1.43)  $ (1.65)  $  4.28   $  7.42   $  4.76   $  4.23
=========================================================================================================
  Dividends declared                  $  1.60   $  1.60   $  1.60   $  1.60   $  1.45   $  1.25   $  1.05
Average shares of common stock
  outstanding                            87.7      86.4      85.8      85.3      89.1      98.1     107.5
Shares of common stock outstanding
  at year end                            90.3      88.1      87.4      86.7      86.7      94.8     104.7
Cash dividends to earnings                100%+     100%+     100%+    38.1%     19.7%     26.3%     25.1%

Earnings to interest                      1.0       0.9       1.4       2.0       5.0       4.4       6.9
Cash flow to interest                     1.9       2.4       1.9       2.7       5.9       4.8       6.8
Effective income tax rate               178.3%    (18.9)%   113.1%     49.2%     39.2%     40.0%     42.6%
=========================================================================================================

                                                           Year ended December 31
(Dollar amounts, except per share,                 -----------------------------------------
and shares are in millions) 1993                   1986       1985      1984      1983
- --------------------------------------------------------------------------------------------
Operations
Net sales                                         $7,223     $6,716    $6,682    $6,040
- --------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales                                    5,783      5,553     5,441     4,978
  Selling, general and
     administrative                                  511        431       426       374
  Depreciation and depletion                         339        310       282       289

  Interest                                           138        132       156       157
  Other (income) expense                              --         --        --       135
- --------------------------------------------------------------------------------------------
Total costs and expenses                           6,771      6,426     6,305     5,933
- --------------------------------------------------------------------------------------------
Income (loss) from  continuing
  operations before unusual items,
  income taxes, extraordinary items
  and accounting changes                             452        290       377       107
Unusual items                                         33         19        19        --
Provision (benefit) for income taxes                 189        102       143        32
- --------------------------------------------------------------------------------------------
Income (loss) from  continuing
  operations before extraordinary
  items and accounting changes                       296        207       253        75
Income (loss) from discontinued
  operations, net of taxes                            --        (30)     (134)       30
Extraordinary items and accounting
  changes, net of taxes                               --         10        --        --
- --------------------------------------------------------------------------------------------
Net income (loss)                                 $  296     $  187    $  119    $  105
============================================================================================
Cash provided by continuing
  operations**                                    $  575     $  771    $  509    $  460
============================================================================================
Other statistical data
Per common share
  Income (loss) from continuing
     operations before extraordinary
     items and accounting changes                 $ 2.70     $ 1.84    $ 2.28    $  .53
  Income (loss) from discontinued
     operations                                       --       (.29)    (1.31)      .30
  Extraordinary items and accounting
     changes                                          --        .10        --        --
- --------------------------------------------------------------------------------------------
  Net income (loss)                               $ 2.70     $ 1.65    $  .97    $  .83
============================================================================================
  Dividends declared                              $  .85     $  .80    $  .70    $  .60
Average shares of common stock
  outstanding                                      104.1      103.0     102.2     101.5
Shares of common stock outstanding
  at year end                                      107.3      103.2     102.5     101.5
Cash dividends to earning                           32.8%      49.7%     71.4%     72.4%

Earnings to interest                                 4.2        2.7       3.3       1.6
Cash flow to interest                                4.9        5.6       4.0       3.8
Effective income tax rate                           39.0%      33.0%     36.1%     29.9%
============================================================================================

* The results of Great Northern Nekoosa Corporation and its subsidiaries have been included beginning on March 9, 1990.
**Excludes the accounts receivable sale program.

SELECTED FINANCIAL DATA--FINANCIAL POSITION, END OF YEAR

BOOK VALUE PER COMMON SHARE. Shareholders' equity minus the unamortized discount on redeemable preferred stock, divided by shares of common stock outstanding as of the end of the year.

TOTAL DEBT TO CAPITAL. Total debt divided by the sum of total debt, deferred income taxes, other long-term liabilities, redeemable preferred stock and shareholders' equity as of the end of the year. Total debt includes bank overdrafts, commercial paper and short-term notes, current portion of long-term debt, long-term debt and accounts receivable sold.

CURRENT RATIO. Current assets divided by current liabilities as of the end of the year.

                                                               Year ended December 31
 (Dollar amounts, except per share,      ------------------------------------------------------------------
 are in millions)                         1993      1992      1991     1990*      1989      1988      1987
 ----------------------------------------------------------------------------------------------------------
 Financial position, end of year
 Current assets                          $1,646    $1,607    $1,562    $1,766    $1,829    $1,892    $1,729
 Timber and timberlands, net              1,381     1,402     1,377     1,630     1,246     1,289       915
 Property, plant and equipment, net       5,448     5,831     5,567     6,341     3,691     3,723     3,048
 Net assets of discontinued operations       --        --        --        --        --        --        --
 Goodwill                                 1,832     1,891     1,949     2,042        91       101        92
 Other assets                               238       181       174       284       202       113        90
 ----------------------------------------------------------------------------------------------------------
 Total assets                            10,545    10,912    10,629    12,063     7,059     7,118     5,874
 ----------------------------------------------------------------------------------------------------------
 Current liabilities                      2,064     2,452     2,722     2,535       924     1,013       996
 Long-term debt                           4,157     4,019     3,743     5,218     2,336     2,514     1,298
 Other long-term liabilities                827       731       633       407       241       168       156
 Deferred income taxes                    1,095     1,202       795       928       841       788       744
 Redeemable preferred stock                  --        --        --        --        --        --        --
 ----------------------------------------------------------------------------------------------------------
 Shareholders' equity                    $2,402    $2,508    $2,736    $2,975    $2,717    $2,635    $2,680
 ----------------------------------------------------------------------------------------------------------
 Working capital                          $(418)    $(845)  $(1,160)    $(769)     $905      $879      $733
 ----------------------------------------------------------------------------------------------------------
 Other statistical data
 Capital expenditures
   (including acquisitions)**              $467      $384      $528    $3,789      $499    $1,552      $825
 Capital expenditures
   (excluding acquisitions)**               467       384       528       866       493       711       550
 Per common share
   Market price:
   High                                   75.00     72.00     60.25     52.13     62.00     42.88     52.75
   Low                                    55.00     48.25     36.25     25.38     36.63     30.75     22.75
   Year-end                               68.75     62.38     53.63     37.25     48.50     36.88     34.50
   Book value                             26.60     28.47     31.30     34.31     31.35     27.79     25.59
 Total debt to capital                    57.0%     57.0%     60.1%     63.6%     40.1%     44.1%     31.4%
 Current ratio                              .8        .7        .6        .7       2.0       1.9       1.7
 =============================================================================================================
                                                    Year ended December 31
 (Dollar amounts, except per share,--------------------------------------------
 are in millions)                            1986      1985      1984      1983
 ------------------------------------------------------------------------------
 Financial position, end of year
 Current assets                             $1,420    $1,291    $1,406    $1,268
 Timber and timberlands, net                   844       804       840       753
 Property, plant and equipment, net          2,691     2,606     2,270     1,989
 Net assets of discontinued operations          --        11       158       653
 Goodwill                                       --        --        --        --
 Other assets                                  160       154       111        69
 -------------------------------------------------------------------------------
 Total assets                                5,115     4,866     4,785     4,732
 -------------------------------------------------------------------------------
 Current liabilities                           837       631       640       612
 Long-term debt                                893     1,257     1,383     1,453
 Other long-term liabilities                   125        69        34        26
 Deferred income taxes                         695       606       503       413
 Redeemable preferred stock                    113       156       190       215
 -------------------------------------------------------------------------------
 Shareholders' equity                       $2,452    $2,147    $2,035    $2,013
 -------------------------------------------------------------------------------
 Working capital                              $583      $660      $766      $656
 -------------------------------------------------------------------------------
 Other statistical data
 Capital expenditures
   (including acquisitions)**                 $482      $642      $710      $188
 Capital expenditures
   (excluding acquisitions)**                  444       624       403       184
 Per common share
   Market price:
   High                                         41.25     27.38     25.75     31.88
   Low                                          24.75     20.50     18.00     22.38
   Year-end                                     37.00     26.50     25.00     24.75
   Book value                                   22.70     20.59     19.58     19.48
 Total debt to capital                          26.3%     32.0%     35.7%     37.4%
 Current ratio                                   1.7       2.0       2.2       2.1
 =============================================================================

* The financial position of Great Northern Nekoosa Corporation and its subsidiaries has been included beginning March 9, 1990.
**Represents additions, at cost, to property, plant and equipment and timber and timberlands.

SALES AND OPERATING PROFITS BY INDUSTRY SEGMENT

                                            Year ended December 31
                            ----------------------------------------------------
 (Millions)                           1993               1992               1991
 -------------------------------------------------------------------------------
 Net sales
 Building products
   Wood panels             $ 2,913      24%    $ 2,543     22%    $ 2,097     18%
   Lumber                    2,672      22       2,055     17       1,819     16
   Chemicals                   267       2         240      2         223      2
   Gypsum products             236       2         216      2         222      2
   Roofing                     180       1         185      2         183      2
   Other                       799       7         873      7         861      7
 -------------------------------------------------------------------------------
                             7,067      58       6,112     52       5,405     47
 -------------------------------------------------------------------------------
 Pulp and paper
   Containerboard and
      packaging              1,902      15       2,001     17       2,008     17
   Communication papers      1,195      10       1,070      9       1,134     10
   Tissue                      713       6         682      6         664      6
   Market pulp                 622       5         681      6         645      6
   Paper distribution
      and envelopes            748       6       1,208     10       1,218     10
   Other                        51      --          69     --         420      4
 -------------------------------------------------------------------------------
                             5,231      42       5,711     48       6,089     53
 -------------------------------------------------------------------------------
 Other operations               32      --          24     --          30     --
 -------------------------------------------------------------------------------
 Continuing operations     $12,330     100%    $11,847   100%     $11,524    100%
 ===============================================================================
 Operating results*
 Building products         $   973     126%    $   691   100%     $   344     32%
 Pulp and paper               (187)    (24)         (8)   (1)         362     34
 Other operations               10       1           9     1           17      2
 Other income (expense)**      (26)     (3)         --    --          344     32
- --------------------------------------------------------------------------------
 Continuing operations     $   770     100%    $   692   100%     $ 1,067    100%
================================================================================

                                               Year ended December 31
- --------------------------------------------------------------------------------------------------
(Millions)                    1990***             1989           1988           1987          1986
- --------------------------------------------------------------------------------------------------
Net sales
Building products
  Wood panels           $ 2,296    18%    $ 2,488   24%   $2,442   26%   $2,355   28%  $1,864   26%
  Lumber                  1,966    16       2,109   21     2,134   22     2,002   23    1,676   23
  Chemicals                 247     2         253    3       241    2       189    2      155    2
  Gypsum products           270     2         299    3       305    3       361    4      375    5
  Roofing                   192     2         194    2       189    2       194    2      230    3
  Other                     952     7         745    7       718    8       654    8      553    8
- --------------------------------------------------------------------------------------------------
                          5,923    47       6,088   60     6,029   63     5,755   67    4,853   67
- --------------------------------------------------------------------------------------------------
Pulp and paper
  Containerboard and
     packaging            2,440    19       1,578   15     1,433   15     1,246   15    1,029   15
  Communication papers    1,360    11         983   10       796    8       621    7      461    6
  Tissue                    719     6         679    7       590    6       539    6      502    7
  Market pulp               779     6         728    7       533    6       314    4      221    3
  Paper distribution
     and envelopes        1,027     8          --   --        --   --        --   --       --   --
  Other                     377     3          74    1        84    1        90    1       68    1
- --------------------------------------------------------------------------------------------------
                          6,702    53       4,042   40     3,436   36     2,810   33    2,281   32
- --------------------------------------------------------------------------------------------------
Other operations             40    --          41   --        44    1        38   --       89    1
- --------------------------------------------------------------------------------------------------
Continuing operations   $12,665   100%    $10,171  100%   $9,509  100%   $8,603  100%  $7,223  100%
==================================================================================================

Operating results*
Building products       $   423    29%    $   533   36%   $  428   41%   $  533   58%  $  500   73%
Pulp and paper              979    67         917   63       616   58       383   41      146   22
Other operations             17     1          15    1        10    1        10    1       35    5
Other income (expenses)**    48     3          --   --        --   --        --   --       --   --
- --------------------------------------------------------------------------------------------------
Continuing operations   $ 1,467   100%    $ 1,465  100%   $1,054  100%   $  926  100%  $  681  100%
==================================================================================================


                                       Year ended December 31
                           ----------------------------------------------------------
 (Millions)                         1985                  1984                   1983
 ------------------------------------------------------------------------------------
 Net sales
 Building products
   Wood panels             $1,666     25%       $1,637      25%        $1,560     26%
   Lumber                   1,434     21         1,461      22          1,424     24
   Chemicals                  173      3           186       3            162      3
   Gypsum products            377      6           360       5            269      4
   Roofing                    260      4           268       4            222      4
   Other                      560      8           540       8            506      8
- ------------------------------------------------------------------------------------
                            4,470     67         4,452      67          4,143     69
- ------------------------------------------------------------------------------------
 Pulp and paper
   Containerboard and
      packaging             1,037     15           909      13            647     11
   Communication papers       356      5           445       7            450      7
   Tissue                     514      8           507       8            449      7
   Market pulp                157      2           225       3            191      3
   Paper distribution
      and envelope             --      -            --       -             --      -
   Other                       70      1            25       -             31      1
- ------------------------------------------------------------------------------------
                            2,134     31         2,111      31          1,768     29
- ------------------------------------------------------------------------------------
 Other operations             112      2           119       2            129      2
- ------------------------------------------------------------------------------------
 Continuing operations     $6,716    100%       $6,682     100%        $6,040    100%
====================================================================================
 Operating results*
 Building products         $  391     86%       $  379      63%        $  354    117%
 Pulp and paper                29      6           202      34             71     23
 Other operations              35      8            20       3             13      4
 Other income (expenses)**     --     --            --      --           (135)   (44)
- ------------------------------------------------------------------------------------
 Continuing operations     $  455    100%       $  601     100%        $  303    100%
====================================================================================


  *Operating results are before income taxes, interest, cost of accounts receivable sale program, general corporate expenses, unusual items, extraordinary items and accounting changes.
 **Other income (expense) includes a net $26 million pretax loss in 1993, a net $344 million pretax gain in 1991 and a net $48 million pretax gain in 1990 resulting from asset divestitures and pretax restructuring charges of $135 million in 1983. If these amounts had been included in segment operating profits, pulp and paper operating profits would have been $(213) million in 1993, $546 million in 1991, $939 million in 1990 and $13 million in 1983; building products operating profits would have been $504 million in 1991, $511 million in 1990 and $277 million in 1983; and other operations operating profits would have been $13 million in 1983.
***Sales and operating profits of Great Northern Nekoosa Corporation and its subsidiaries have been included beginning on March 9, 1990.

OPERATING STATISTICS

                                                                                          As of December 31, 1993
                                                                          -------------------------------------------------------
                                               Number of      Annual
                                              Facilities     Capacity      1993      1992      1991      1990*     1989     1988
- ---------------------------------------------------------------------------------------------------------------------------------
Pulp and paper
Paper (t.tons)
  Containerboard and packaging
     Linerboard and medium                            4        2,941     3,030     2,889     2,936     3,139     1,419     1,297
     Other paperboard                                 5          664       567       526       522       544       555       458
     Kraft paper                                      2          342       343       377       358       354       350       356
  Communication papers                                8        2,223     2,119     2,002     1,994     1,780     1,161       970
  Tissue                                              5          573       594       576       556       553       519       511
  Groundwood papers                                  --           --        --        --       603       531        --        --
Market pulp (t.tons)                                  6        1,880     1,940     1,829     1,793     1,667     1,194       870
- ---------------------------------------------------------------------------------------------------------------------------------
Total paper and market pulp                          30        8,623     8,593     8,199     8,762     8,568     5,198     4,462
                                                    =============================================================================
Converting
  Corrugated packaging (m.sq.ft.)                    37       27,963    29,998    25,411    24,010    31,356    16,640    16,577
  Tissue (t.tons)                                     6          610       543       521       491       497       467       462
  Envelopes (billion envelopes)                      17           15        13        13        13        12        --        --
  Other                                              12
- --------------------------------------------------------
Total paper, market pulp and converting             102
========================================================
Distribution centers                                  0**
Building products
Wood panels
  Softwood plywood (3/8") (m.sq.ft.)                 17        5,019     5,462     5,133     4,968     5,395     5,341     5,545
  Hardwood plywood (sm) (m.sq.ft.)                    2          600       477       458       424       437       420       456
  Hardboard (1/8") (m.sq.ft.)                         8        1,395     1,388     1,330     1,202     1,203     1,203     1,198
  Particleboard (3/4") (m.sq.ft.)                     8        1,210     1,089       977       932       984     1,062     1,004
  Oriented strand board (3/8") (m.sq.ft.)             4          952     1,045     1,011       851       969       873       793
  Panelboard (1/8") (m.sq.ft.)                        1          379       366       365       332       344       318       330
  Softboard (1/2") (m.sq.ft.)                         1          250       247       234       237       252       242       238
  Medium-density fiberboard (3/4") (m.sq.ft.)         1          100        98        92        79        88        74        62
Lumber (m.bd.ft.)                                    40        2,732     2,580     2,568     2,570     2,674     2,426     2,324
Moulding (m.bd.ft.)                                   2           21        21        23        22        36        29        30
Gypsum board (m.sq.ft.)                              10        3,063     2,409     2,112     1,955     2,309     2,403     2,406
Roofing--shingles (t.squares)                         5        9,484     7,274     7,447     7,775     7,674     8,106     7,155
Formaldehyde (m.lbs.)                                13        1,891     1,809     1,614     1,540     1,547     1,454     1,394
Thermosetting resins (m.lbs.)                        16        3,014     2,761     2,571     2,377     2,470     2,372     2,362
Other                                                19
- --------------------------------------------------------
Total building products                             147
========================================================
Distribution centers                                137
Other operations                                      2
========================================================
Resources (as of December 31)
North American timberlands (t.acres)
  Owned                                                                  5,821     5,942     5,969     8,203***  5,430     5,480
  Controlled                                                               681       707       922     1,047***    670     1,010
================================================================================================================================

                                                                   As of December 31, 1993
                                                      ------------------------------------------------
                                                         1987      1986      1985      1984      1983
- ------------------------------------------------------------------------------------------------------
Pulp and paper
Paper (t.tons)
  Containerboard and packaging
     Linerboard and medium                          1,318     1,146       976       740       452
     Other paperboard                                 393       368       368       374       377
     Kraft paper                                      348       394       452       529       541
  Communication papers                                868       731       552       574       518
  Tissue                                              490       496       476       486       487
  Groundwood papers                                    --        --        --        --        --
Market pulp (t.tons)                                  718       611       587       629       601
- --------------------------------------------------------------------------------------------------
Total paper and market pulp                         4,135     3,746     3,411     3,332     2,976
                                                  ================================================
Converting
  Corrugated packaging (m.sq.ft.)                  15,750    14,572    13,703    11,880     8,427
  Tissue (t.tons)                                     446       437       432       422       422
  Envelopes (billion envelopes)                        --        --        --        --        --
  Other
- ---------------------------------------
Total paper, market pulp and converting
=======================================
Distribution centers
Building products
Wood panels
  Softwood plywood (3/8") (m.sq.ft.)                5,050     4,706     4,414     4,443     4,430
  Hardwood plywood (sm) (m.sq.ft.)                    357       335       311       343       442
  Hardboard (1/8") (m.sq.ft.)                       1,159       349       368       361       346
  Particleboard (3/4") (m.sq.ft.)                     695       425       410       381       400
  Oriented strand board (3/8") (m.sq.ft)              652       525       173        96        51
  Panelboard (1/8") (m.sq.ft.)                        295       248       290       311       299
  Softboard (1/2") (m.sq.ft.)                         231       241       239       243       241
  Medium-density fiberboard (3/4") (m.sq. ft.)         59        75       76         69        77
Lumber (m.bd.ft.)                                   1,956     1,784     1,684     1,650     1,603
Moulding (m.bd.ft.)                                    30         8        --        --       --
Gypsum board (m.sq.ft.)                             2,620     2,473     2,495     2,412     2,242
Roofing--shingles (t.squares)                       6,976     7,361     7,789     7,539     5,973
Formaldehyde (m.lbs.)                               1,309     1,233     1,188     1,169     1,081
Thermosetting resins (m.lbs.)                       2,136     1,805     1,650     1,527     1,451
Other
- ---------------------------------------
Total building products
=======================================
Distribution centers
Other operations
=======================================
Resources (as of December 31)
North American timberlands (t.acres)
Owned                                               4,910     4,700     4,760     4,920      4,630
Controlled                                            670       530       480       480        530
==================================================================================================

sm = surface measure basis
t  = thousands
m  = millions
   The Corporation has 248 manufacturing facilities in the United States, one recycled-paper mill in Canada, and 2 wood moulding manufacturing facilities in Mexico.
  *The production of Great Northern Nekoosa facilities has been included beginning on March 9, 1990.
 **Butler Paper assets were sold in July, 1993.
***Excludes 540,000 fee acres and 98,000 controlled acres of timberland sold in January 1991.

INVESTOR INFORMATION

CORPORATE HEADQUARTERS
Georgia-Pacific Center, 133 Peachtree Street, N.E., Atlanta, Georgia 30303

STOCK EXCHANGES AND SYMBOLS
Georgia-Pacific Corporation Common Stock is listed on the New York Stock Exchange ("NYSE"). The Corporation's NYSE symbol is "GP"; however, the stock is quoted as "GaPac" in stock table listings in newspapers. G-P options are traded on the Philadelphia Stock Exchange.

TRANSFER AGENT AND REGISTRAR
First Chicago Trust Company of New York
Post Office Box 2500
Jersey City, New Jersey 07303-2500

SHAREHOLDER INFORMATION
For shareholder information, contact the Transfer Agent and Registrar, First Chicago Trust Company of New York, at Post Office Box 2500, Jersey City, New Jersey 07303-2500, or telephone (201) 324-0498.
    Registered G-P shareholders are eligible to participate in the G-P Dividend Reinvestment Plan. For information on the Plan, contact the Plan agent, First Chicago Trust Company of New York, Post Office Box 2500, Jersey City, New Jersey 07303-2500.

FINANCIAL INFORMATION
A copy of the Georgia-Pacific 1993 Annual Report to the Securities and Exchange Commission on Form 10-K will be supplied without charge. Annual Statistical Updates are also available. Requests for financial information should be directed to: Investor Relations, Georgia-Pacific Corporation, P.O. Box 105605, Atlanta, Georgia 30348, or telephone (404) 652-5555.

Georgia-Pacific is an equal opportunity employer.

Photo Descriptions:
Douglas Fir near Coos Bay, Oregon cover
Loblolly Pine in Crossett, Arkansas page 10
Slash Pine in Gainesville, Florida 16
Douglas Fir near Martell, California on the American River 22
Yellow Poplar near Big Island, Virginia 28
Longleaf Pine located near Leaf River pulp mill 72 and 73

(c)1994 Georgia-Pacific Corporation. All rights reserved.

ANGEL SOFT, SPARKLE, CORONET, MD, DELTA and HOPPER are registered trademarks and PROTERRA, KIANA and FLECKS are trademarks of Georgia-Pacific Corporation.

Printed on Georgia-Pacific papers:
Cover--Hopper(r) Proterra(tm) Flecks(tm) Chalk 100 lb. cover
Text--Hopper(r) Proterra(tm) Flecks(tm) Chalk 70 lb. text
Hopper(r) Kiana(tm) Smooth White 80 lb. text

Design: Samata Associates
Principal Photography: Marc Norberg
Typography: Fine Print Typography, Inc.
Lithography: George Rice & Sons
Lithography in the United States of America