Form 10-K405, Exhibit 13
period 1994-12-31
GEORGIA PACIFIC CORP
filed 1995-03-17
CIK 41077

                                  EXHIBIT 13

HIGHLIGHTS
Georgia-Pacific Corporation and Subsidiaries

(Dollar amounts, except per share,
 and shares are in millions)                        1994     1993
- -----------------------------------------------------------------
Net sales                                        $12,738  $12,287

Income (loss) before extraordinary item and
 cumulative effect of accounting
 change                                              326      (18)

Income (loss) per share before extraordinary item
 and cumulative effect of accounting
 change                                             3.66     (.21)

Cash provided by operations*                         829      489

Capital expenditures                                 894      467

Cash dividends paid                                  145      142

Total assets at year-end                          10,728   10,545

Total debt at year-end**                           5,721    5,737

Total debt to capital at year-end, book basis       56.0%    57.0%

Total debt to capital at year-end, market basis     46.9%    48.0%
- -----------------------------------------------------------------
Cash dividends paid per share of common stock    $  1.60  $  1.60

Market price per share of common stock
 at year-end                                     $ 71.50  $ 68.75

Shares of common stock outstanding
 at year-end                                        90.5     90.3
- -----------------------------------------------------------------

 * Excludes the accounts receivable sale program.
** Includes the proceeds from the accounts receivable sale program under the assumption that at the end of the program the proceeds will be replaced by debt.

BUILDING PRODUCTS
Georgia-Pacific is the leading manufacturer and distributor of building products in the United States. The company produces plywood, oriented strand board and other wood panels, lumber, gypsum wallboard, chemicals and other products at 136 facilities in the U.S., one in Canada and two in Mexico. Exports for this segment in 1994 were $198 million.
     The company's building products business is primarily affected by the level of housing starts; the level of repairs, remodeling and additions; commercial building activity; the availability and cost of financing; and changes in the industry's capacity.
     Building products profits remained at record levels in 1994. Rising interest rates had a muted impact on the construction industry, as they were offset by stronger consumer confidence, employment and income growth.

DISTRIBUTION. Georgia-Pacific is the leading wholesaler of building products in the U.S. During 1994, the company announced plans to restructure its Distribution Division to improve customer service, grow the business and reduce costs by implementing better organizational, logistical and information systems. The effort began with a prototype reconfiguration of the current branch network in the Southern region that will include a sales center supported by strategically located warehousing/delivery locations. The new delivery network will provide more reliable service and an increased breadth of inventory.
     To supplement Georgia-Pacific's production and to offer customers a broader line of building products, we also purchase products from other manufacturers. In 1994, these purchases totalled $2.9 billion.
     Our largest export markets are in the Caribbean and Europe. We also have building products sales offices in the United Kingdom, the Netherlands and Mexico.

WOOD PANELS. The largest producer of structural wood panels in the U.S., Georgia-Pacific accounts for about 20 percent of domestic capacity. Our 16 softwood plywood plants and four oriented strand board plants can produce 6.4 billion square feet of panels annually. About 60 percent of our plywood production is devoted to specialty applications such as decorative siding, sanded plywood and concrete forms.
     Oriented strand board (OSB) is a non-veneered structural panel made from strands of wood arranged in layers and bonded with resin. OSB serves many of the same uses as plywood, including roof decking, sidewall sheathing and floor underlayment.
     Georgia-Pacific is also a major producer of manufactured board products for many industrial and construction applications. Hardboard, particleboard, panelboard, softboard and medium-density fiberboard are made from logs, sawdust, shavings and chips at 20 mills. Applications include furniture, cabinets, housing, fixtures and other industrial products.

LUMBER. Georgia-Pacific is the second-largest lumber producer in the U.S., manufacturing about 2.5 billion board feet annually -- approximately 5 percent of domestic lumber production. Most of our 41 lumber mills are located in the South. Products include Southern pine, a variety of Appalachian and Southern hardwoods, cypress, redwood, cedar, spruce, Western pine, Douglas fir and pressure-treated Southern pine.
     Demand for the company's engineered lumber products has increased rapidly in recent years, primarily as a result of the reduced availability and higher prices of conventional wide-dimension lumber. Laminated veneer lumber (LVL) and wood I-joists, made from veneer, oriented strand board and sawn lumber, can be designed to meet the precise performance requirements of roofing and flooring systems.

GYPSUM PRODUCTS. The third-largest producer of gypsum products in the U.S., Georgia-Pacific's 10 gypsum board plants have an annual capacity of 3.1 billion square feet. Gypsum products include wallboard, fire-door cores, plaster and joint compound. The company also operates three mills that can produce a total of 235,000 tons of 100-percent recycled paperboard used in the manufacture of gypsum wallboard and 30,000 tons of dry felt used in the roofing industry. The company owns gypsum reserves of approximately 121 million recoverable tons, an estimated 51-year supply at current production rates.

CHEMICALS. Georgia-Pacific is the forest products industry's leading supplier of resins, adhesives and specialty chemicals, shipping more than 3 billion pounds of thermosetting resins and paper chemicals annually from its 16 resin plants to company mills and outside customers. Georgia-Pacific also produces chemicals for use in other industries.

FOREST RESOURCES. Georgia-Pacific owns or controls more than 6 million acres of timber and timberlands in the U.S. and Canada. Approximately 70 percent of company timber is in the South, 20 percent in the East and 10 percent in the West. Timber holdings include Southern pines and hardwoods; Douglas fir, hemlock and other species in the Pacific Northwest; redwood, Douglas fir, true firs and Western pines in Northern California; and numerous species of hardwoods and softwoods in Maine, West Virginia and Wisconsin. These timberlands and other timber controlled through long-term contracts supply a significant part of Georgia-Pacific's wood fiber requirements.

PULP AND PAPER
Georgia-Pacific produces containerboard and packaging, communication papers, market pulp and tissue at 83 facilities in the United States and one in Canada. The company's combined 8.7 million tons of pulp, paper and paperboard capacity represent approximately 8 percent of the United States' total annual capacity. Exports for the pulp and paper segment in 1994 were $822 million, consisting primarily of market pulp and containerboard.
     Markets for Georgia-Pacific's pulp and paper products are affected primarily by changes in industry capacity, the level of economic growth in the U.S. and export markets, and fluctuations in currency exchange rates.
     Prices for Georgia-Pacific's pulp and paper products increased markedly during 1994. Tight supply and improving economies in the U.S. and export markets accounted for this improvement.

CONTAINERBOARD AND PACKAGING. Georgia-Pacific produces containerboard, corrugated containers and packaging, bleached paperboard, and kraft paper. The company is the second-largest producer of containerboard in the U.S. Georgia-Pacific's four containerboard mills have a combined annual capacity of 3 million tons of linerboard and corrugating medium, representing approximately 10 percent of U.S. capacity. Approximately 65 percent of Georgia-Pacific's containerboard production is used by the company's corrugated packaging plants. Georgia-Pacific sells the remainder to independent converters in the U.S., Central America, Western Europe and the Far East. During 1994, the company exported 380,000 tons of containerboard.
     In addition to standard corrugated containers, Georgia-Pacific's packaging plants manufacture many specialty packaging products. These include double- and triple-wall boxes, bulk bins, water-resistant packaging and high-finish and preprinted packaging for point-of-sale displays. Our Technology and Development Center uses the latest technology to design and test packaging for Georgia-Pacific's customers.
     The company can produce 400,000 tons of bleached paperboard each year for use in frozen food containers, food service items and other products. Georgia-Pacific annually produces approximately 350,000 tons of kraft paper, primarily for use in grocery and multiwall bags.
     Prices for Georgia-Pacific's containerboard and packaging products made a dramatic rebound in 1994. Declining inventories, coupled with a surge in demand for corrugated boxes, pushed prices to record levels.

COMMUNICATION PAPERS. The company is the largest producer of communication papers in the U.S. Also known as uncoated free-sheet, communication papers are used in office reprographics and commercial printing, business forms, stationery, tablets, envelopes and checks. Georgia-Pacific's seven uncoated free-sheet paper mills have a combined annual capacity of 2.2 million tons, approximately 16 percent of U.S. industry capacity.
     During 1994, the company converted its largest communication papers mills at Ashdown, Arkansas, and Port Hudson, Louisiana, to the alkaline sizing (precipitated calcium carbonate) process. This new process results in stronger, higher-quality sheets, while reducing costs for chemicals and wood fiber.
     Prices for communication papers made a significant recovery in the second half of 1994 after bottoming during the second quarter. Tight supply and rising market pulp prices continued to push paper prices higher through year-end.

MARKET PULP. As the world's second-largest market pulp producer, Georgia-Pacific's six mills have a combined annual capacity of 1.9 million tons, approximately 18 percent of domestic capacity. The company produces Southern softwood, Southern hardwood and Northern hardwood pulps for use in the manufacture of many paper grades. Georgia-Pacific is also a major supplier of fluff pulp and other specialty pulps. Fluff pulp is used primarily in disposable diapers and other sanitary items. These products continue to experience growing demand, particularly in developing countries.
     Georgia-Pacific exports approximately 65 percent of its market pulp, primarily to Europe, Asia and Latin America.
     Market pulp prices nearly doubled in 1994 compared with 1993 lows. Improving demand and low worldwide inventory spurred the price increases.

TISSUE. Georgia-Pacific ranks fifth among U.S. producers of tissue, with approximately 9 percent of the industry's capacity. Georgia-Pacific annually manufactures more than 500,000 tons of tissue at five mills. The company sells most of its consumer products under the brand names Angel Soft(r), Sparkle(r), Coronet(r), MD(r) and Delta(r) through major retailers of food and general merchandise. Georgia-Pacific also produces commercial tissue products for industrial, food service, office, hotel and hospital markets.
     Demand for tissue products tends to be relatively stable through economic cycles. Competition in the industry is intense. Increasing pulp prices put upward pressure on tissue prices during 1994.

ENVIRONMENT
Good environmental stewardship is critical to ensuring that Georgia-Pacific remains a strong, profitable company in the future. For that reason, the company has placed an emphasis on protecting the environment while at the same time responsibly using our natural resources to make the paper and building products on which the nation and the global economy depend.
     When it comes to environmental principles, practices and performance, Georgia-Pacific continues to demonstrate leadership through its actions and accomplishments.
     Environmental policy at Georgia-Pacific is set at the highest level of the company. The company's Environmental Policy Committee has direct access to the board of directors and regularly provides them with environmental reports. In 1994, the board had input in the issuance of a comprehensive set of environmental principles to guide the company's performance in protecting the environment.
     The principles cover four main areas -- management focus, conservation and sustainable use of resources, protection of health and the environment, and community awareness. They integrate environmental policy, practice and performance, committing Georgia-Pacific to a steady, long-range course of protection and improvement at every manufacturing facility, forestry operation and distribution center owned or operated by the company.
     In support of these principles, more than 60 specific goals have been established for every facet of the company's operations, many with an assigned target completion date between 1995 and 2000. To accomplish these goals, teams, schedules and progress milestones are in place.
     Management focus on the environment at Georgia-Pacific means ensuring that environmental stewardship is everyone's job. To assure compliance with company policies and government laws and regulations, environmental audits are performed regularly at all facilities and forestry operations. Strategic environmental plans and environmental training within each business unit are required.
     In the area of conservation and sustainable use of resources, the company's principles cover such key concerns as sustainable forest management, conservation of natural resources and energy efficiency. In each of these categories, Georgia-Pacific is taking steps necessary to make its operations consistent with the values of sustainable use. Examples include efforts to reduce life-cycle environmental impact through source reduction, focus on processes and products, and increased reuse, recovery and recycling.
     As a manager of more than six million acres of forestlands in North America, the company continues to play a major leadership role in innovative forest management concepts. Forestland managers for the company are illustrating how economic forest uses, conservation goals and wildlife habitat protection are compatible.

     In 1994, for example, an unprecedented agreement emerged when the company joined with The Nature Conservancy to establish a plan for permanent joint management of more than 21,000 acres of environmentally significant Georgia-Pacific lands along North Carolina's Lower Roanoke River. Hailed nationally as a new course for forest management within unique ecosystems, the agreement creates a hands-on partnership approach to forest management for economic values as well as long-term conservation and habitat values.
     Also covered within the company's environmental principles is protection of health and the environment, including clean and safe operations, employee safety and health, waste reduction, and scientific and technological innovation.
     Georgia-Pacific's investment in manufacturing operations for the future reflects this forward-looking commitment. In refining and expanding its production of engineered wood products, the company is advancing environmentally sound, technologically innovative solutions for the supply of new building products. By efficiently utilizing young, fast-growing trees and residual wood fiber, engineered wood products maximize the sustainable use of available natural resources.
     A fourth area addressed in the principles is promotion of community awareness. The principles ensure that community involvement, response to public concerns and voluntary disclosure -- including regular environmental progress reports -- are fixtures at Georgia-Pacific.
     The company completed a significant step in promoting awareness with publication in 1994 of its first Environmental and Safety Report, entitled
Where We Stand.
     Ultimately, the company's long-range effort to pursue environmental leadership through pollution prevention should result in fewer penalties, increased manufacturing efficiencies and reduced operating costs. By linking previous actions and accomplishments to achievable environmental goals, Georgia-Pacific believes it can effectively add value for the shareholder.
     For a copy of Georgia-Pacific's Environmental and Safety Report, please write to: Corporate Communications, Dept. GS, P.O. Box 105605, Atlanta, GA 30348.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1994 COMPARED WITH 1993
Net sales of $12.7 billion for the year ended December 31, 1994 were 3.7 percent higher than 1993 net sales. The Corporation reported net income of $310 million for the year ended December 31, 1994 compared with a net loss of $34 million in 1993. The 1994 results include a $33 million (37 cents per share) net after-tax gain primarily from the sales of the envelope manufacturing and roofing businesses, an $11 million (12 cents per share) after-tax extraordinary loss from the early retirement of debt and a $5 million (6 cents per share) one-time, after-tax charge for an accounting change. The 1993 results include a $16 million (18 cents per share) after-tax extraordinary loss from the early retirement of debt and a net after-tax gain of $7 million
(8 cents per share) on the sale of the Corporation's paper distribution business.

The building products segment reported an increase in net sales and operating profits for the year ended December 31, 1994 compared with 1993, primarily due to higher prices for most building products. Net sales were $7.6 billion in 1994 compared with net sales of $7.1 billion in 1993, an increase of 7.0 percent. Operating profits were $989 million in 1994 compared with profits of $973 million in 1993. Return on sales decreased to 13.1% in 1994 from 13.8% in 1993, primarily due to higher wood costs.


SELECTED INDUSTRY SEGEMENT DATA

                                                   Year ended December 31
                                                ---------------------------
(Millions, except per share)                       1994      1993      1992
- ---------------------------------------------------------------------------
Net sales
 Building products                              $ 7,561   $ 7,067   $ 6,112
 Pulp and paper                                   5,138     5,188     5,711
 Other operations                                    39        32        24
- ---------------------------------------------------------------------------
Total net sales                                 $12,738   $12,287   $11,847
===========================================================================
Operating profits
 Building products                              $   989   $   973   $   691
 Pulp and paper                                     171      (187)       (8)
 Other operations                                    10        10         9
 Other income (loss)                                 57       (26)        -
- ---------------------------------------------------------------------------
Total operating profits                           1,227       770       692
 General corporate expense                         (169)     (205)     (166)
 Interest expense                                  (453)     (513)     (565)
 Cost of accounts receivable
  sale program                                      (33)      (29)      (35)
 (Provision) benefit for
  income taxes                                     (246)      (41)       14
- ---------------------------------------------------------------------------
Income (loss) before extraordinary
 item and accounting changes                        326       (18)      (60)
 Extraordinary item,
  net of taxes                                      (11)      (16)       (9)
 Cumulative effect of accounting
  changes, net of taxes                              (5)        -       (55)
- ---------------------------------------------------------------------------
Net income (loss)                               $   310   $   (34)  $  (124)
===========================================================================
Per share:
 Income (loss) before extraordinary
  item and accounting changes                   $  3.66   $  (.21)  $  (.69)
 Extraordinary item, net of taxes                  (.12)     (.18)     (.10)
 Cumulative effect of accounting
  changes, net of taxes                            (.06)        -      (.64)
- ---------------------------------------------------------------------------
 Net income (loss)                              $  3.48   $  (.39)  $ (1.43)
===========================================================================

Prices for the Corporation's softwood lumber and plywood products averaged approximately 7 percent and 6 percent higher, respectively, than prices in 1993. In addition, 1994 prices for oriented strand board and gypsum products were up over 1993 levels. The price increases were offset by a rise in wood costs compared with 1993, particularly for plywood and softwood lumber. Wood costs in both these areas increased by approximately 18 percent in 1994 from 1993 levels. Prices for all of these products ended the year at levels higher than the 1994 averages.
     Demand for building products was stronger in 1994 due in part to an improved economy and an increase in housing starts compared with 1993.
Increases in interest rates during 1994 and early 1995 are expected to adversely affect demand to some extent.
     The Corporation's pulp and paper segment reported net sales of $5.1 billion for the year ended December 31, 1994, a slight decrease from net sales of $5.2 billion for 1993. Excluding the net sales attributable to the Corporation's paper distribution and envelope manufacturing businesses (sold in 1993 and 1994), net sales increased 14.9 percent to $5.1 billion in 1994 from $4.4 billion in 1993. Pulp and paper segment operating profits of $171 million were reported for 1994 compared with an operating loss of $187 million for 1993.
     The profits of the pulp and paper segment increased significantly in 1994, primarily as a result of higher prices for most of the Corporation's pulp and paper products, particularly market pulp, containerboard and communication papers. Average market pulp prices have increased more than $100 per ton compared with 1993 averages; average containerboard prices increased by more than $50 per ton compared with 1993 averages; and average communication papers prices were approximately $15 per ton higher than 1993 averages. Prices for all of these products ended the year at levels higher than the 1994 averages.
     Improved demand in 1994, due in part to stronger growth in U.S. and world economies, had a positive impact on prices in the pulp and paper segment. Inventories are lower than 1993 levels for most products, and at the end of 1994 many customers were on allocation. Based on current market conditions, the Corporation anticipates further improvements in 1995 pulp and paper results.
     In 1994, the Corporation recognized a net pretax gain of approximately $57 million ($33 million after taxes) primarily from the sales of five roofing plants and its envelope manufacturing business. In 1993, the Corporation recognized a pretax loss of $26 million ($7 million gain after taxes) related to the sale of its paper distribution business. These amounts are reflected as other income (loss) in the accompanying statements of income.
     General corporate expense decreased 17.6 percent to $169 million in 1994 from $205 million in 1993. The decrease is primarily attributable to compensation programs tied to the Corporation's common stock price.
     The Corporation's interest expense and cost of accounts receivable sale program were a combined $486 million, a decrease of 10.3 percent compared with $542 million in 1993. Lower expense in 1994 is primarily the result of the expiration of $800 million in interest rate exchange agreements which had effectively fixed the rates on a portion of the Corporation's variable rate debt.
     Excluding asset sales, the Corporation reported pretax income before extraordinary item and accounting change of $515 million and an income tax provision of $222 million for the year ended December 31, 1994 compared with pretax income before extraordinary item of $49 million and an income tax provision of $74 million for the year ended December 31, 1993. The effective tax rate used to calculate the provision for income taxes for both periods was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.
     Effective January 1, 1994, the Corporation adopted Financial Accounting Standard Number 112 (FAS 112), "Employers' Accounting for Postemployment Benefits." FAS 112 requires accrual-basis recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The adoption of FAS 112 resulted in a one-time, after-tax charge of $5 million (6 cents per share) in the 1994 first quarter.

LIQUIDITY AND CAPITAL RESOURCES
GENERAL. During 1994, the Corporation's cash provided by operations, together with proceeds from asset sales, was sufficient to fund capital expenditures and pay dividends. In 1995, the Corporation expects its cash flow from operations, together with proceeds from any asset sales and available financing sources, to be sufficient to fund planned capital investments, pay dividends and make scheduled debt payments.

OPERATING ACTIVITIES. In 1994, cash provided by operations was $829 million compared with $389 million in 1993. Included in the 1994 results are tax payments to the Internal Revenue Service (IRS) of $84 million to settle the 1989 and 1990 tax years for Georgia-Pacific Corporation and to resolve substantially all pending income tax issues related to Great Northern Nekoosa Corporation for the years 1985 through 1990. The 1993 results include a reduction of the accounts receivable sale program of $100 million and payments to the IRS of $205 million to settle the 1984 through 1988 tax years for Georgia-Pacific Corporation and to substantially settle the 1982 through 1984 tax years for Great Northern Nekoosa Corporation. Excluding these items, cash provided by operations increased by $219 million in 1994 compared with 1993.

INVESTING ACTIVITIES. Capital expenditures increased to $894 million in 1994 from $467 million in 1993. In addition, pretax proceeds received from the sales of assets and other investing activities were $245 million in 1994, compared with $265 million in 1993.
     Capital expenditures in 1994 include $410 million in the pulp and paper segment, $401 million in the building products segment, $44 million for timber and timberlands and $39 million of other expenditures. Capital expenditures of slightly in excess of $1 billion are currently projected for 1995, including approximately $580 million for projects started prior to 1995.
     The 1995 projected spending within the pulp and paper segment includes improvements at the Corporation's Toledo, Oregon, and Big Island, Virginia, containerboard mills which will begin in 1995 and are expected to be completed in late 1996. These improvements will help increase recycled containerboard production, upgrade product quality and reduce production costs. Total project costs are estimated at $250 million, including approximately $120 million in 1995. The 1995 projected spending within the building products segment includes the continuation of projects started in 1994 such as the construction of two oriented strand board plants in Virginia and West Virginia, and the construction of a medium-density fiberboard plant in Canada.
     During 1994, the Corporation spent approximately $120 million on capital expenditures for pollution control and abatement. The Corporation's 1995 capital expenditure budget includes approximately $200 million for environmental-related projects. Certain other capital projects which are being undertaken for the primary reasons of improving financial returns or safety will also include expenditures for pollution control.
     The Corporation expects to increase its environmental capital expenditures over the next several years in order to conform its operations to increasingly stringent standards for compliance with air, water and solid and hazardous waste regulations. In December 1993, the Environmental Protection Agency (EPA) proposed regulations known as the "Cluster" Rule to implement portions of the Clean Air Act of 1990 and the Clean Water Act applicable to pulp and paper facilities. The EPA will consider comments received from companies about the proposed rules prior to the adoption of final regulations. In connection with the rule-making process, the Corporation is evaluating the potential impact of such proposed regulations and the possible changes to the Corporation's capital expenditures over the next several years. Based on preliminary estimates, the Corporation could be required to spend up to $1.7 billion during the 1996-1998 period to comply with the regulations if they are issued as currently proposed. The ultimate financial impact of the regulations cannot be predicted with any reasonable certainty at this time and will depend on several factors, including possible changes in the proposed regulations and new developments in control process technology. Additionally, this estimate was determined without consideration as to whether the required expenditures can be economically justified. There also is a possibility that the implementation deadline of 1998 in the proposed regulations will be extended when the final regulations are issued. Although the proposed regulations currently are scheduled to be issued in late 1995, the EPA has indicated that final regulations may not be issued until 1996.
     The Corporation completed the sales of five roofing plants and its envelope manufacturing business during 1994, which resulted in after-tax cash proceeds of $156 million. The Corporation continues to review its business units to identify those that are not strategic to its principal operations.
     During 1993, the Corporation completed the sale of its paper distribution business which resulted in after-tax cash proceeds of $222 million.

FINANCING ACTIVITIES. At December 31, 1994 and 1993, the Corporation's total debt was $5.7 billion, which includes $700 million for the accounts receivable sale program. Increases in bank overdrafts of $39 million and commercial paper and short-term notes of $218 million in 1994 were offset by a $273 million decrease in long-term debt since December 31, 1993.
     In April 1994, the Corporation redeemed approximately $204 million principal amount of its 10-1/4% Debentures Due September 15, 2018. The Corporation reported an after-tax extraordinary loss of $11 million (12 cents per share) related to this early retirement in the 1994 first quarter.
     The Corporation has a $1.5 billion unsecured revolving credit facility which is used for direct borrowings and as support for commercial paper and other short-term borrowings, including bid borrowings made under this agreement. Effective November 30, 1994, the Corporation amended the Credit Agreement with substantially the same lending group to extend the termination date until 1999. The credit agreement contains certain restrictive covenants described in Note 5 of the Notes to Financial Statements. The Corporation was in compliance with these covenants at December 31, 1994. As of December 31, 1994, $632 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
     At December 31, 1994, the Corporation's weighted average interest rate on its total debt, including the $700 million accounts receivable sale program (which is currently scheduled to expire in May 1995 although all or a portion might be refinanced on a long-term basis in 1995) and floating rate debt, was 8.3%. At December 31, 1994, the Corporation had outstanding interest rate exchange agreements which effectively converted $946 million of floating rate obligations with a weighted average interest rate of approximately 5.5% to fixed rate obligations with an average effective interest rate of approximately 9.2%. As of December 31, 1994, the Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by approximately $1.3 billion. Interest rate exchange agreements of $800 million, outstanding at December 31, 1993, expired during 1994. Interest rate exchange agreements of $450 million, outstanding at December 31, 1994, will expire during 1995.
     The Corporation has disclosed the fair value of its short-term and long-term debt and its interest rate exchange agreements in accordance with Financial Accounting Standard Number 107 (FAS 107), "Disclosures about Fair Value of Financial Instruments." In addition, the Corporation adopted Financial Accounting Standard Number 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," effective December 31, 1994, which requires entities to provide in their financial statements information about derivative financial instruments and to provide a summary of this information together with FAS 107 disclosures. Refer to Note 6 of the Notes to Financial Statements for this presentation.
     As of December 31, 1994, the Corporation had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the Securities and Exchange Commission.

OTHER. The Corporation employs approximately 47,000 people. The majority of the hourly employees are members of unions. Georgia-Pacific considers its relationship with its employees to be good. Seventy-three union contracts are subject to negotiation and renewal in 1995, including seven at large paper facilities.
     For a discussion of commitments and contingencies, see Note 10 of the Notes to Financial Statements.

1993 COMPARED WITH 1992
Georgia-Pacific's 1993 consolidated net sales were $12.3 billion, slightly above 1992 net sales of $11.8 billion. The 1993 net loss was $34 million (39 cents per share), an improvement over the 1992 net loss of $124 million ($1.43 per share). The 1993 results include a $16 million (18 cents per share) after-tax extraordinary loss from the early retirement of debt and a $48 million (55 cents per share) after-tax charge due to the increase in federal income tax rates resulting from the Revenue Reconciliation Act of 1993. The 1992 results include a $55 million (64 cents per share) net after-tax charge for an accounting change and a $9 million (10 cents per share) after-tax extraordinary loss from the early retirement of debt.
     The building products segment reported 1993 net sales of $7.1 billion, up
15.6 percent from $6.1 billion in 1992. In addition, this segment reported profits of $973 million in 1993 compared with profits of $691 million in 1992, an increase of 40.8 percent. Accordingly, the return on sales increased from 11.3% in 1992 to 13.8% in 1993.
     The profits of this segment improved primarily as a result of average prices for the Corporation's plywood and softwood lumber products being higher by approximately 10 percent and 25 percent, respectively, in 1993 compared with 1992. The impact of these higher prices was partially offset by an increase of approximately 15 percent in wood costs in 1993 compared with 1992. Supply constraints attributable to environmental factors had a positive impact on prices during 1993.

     Results for the Corporation's pulp and paper segment in 1993 were down significantly from 1992. Net sales of $5.2 billion were reported in 1993, down
8.4 percent from $5.7 billion during 1992. This segment also recorded a $187 million loss in 1993 compared with a loss of $8 million in 1992. Earnings declined primarily as a result of 1993 average prices for most of the Corporation's pulp and paper products being lower than 1992 average prices. Market pulp prices had declined by more than $100 per ton; containerboard prices had declined by more than $20 per ton; and communication papers had declined by more than $10 per ton when comparing 1993 average prices with 1992 average prices.
     Prices for most of the products in the pulp and paper segment finished the 1993 year lower than average prices for the full year. Although not enough to offset the reduced revenue from price declines, the Corporation made efforts during 1993 to improve productivity and reduce costs at its mills which resulted in savings in excess of $100 million. To achieve these cost savings, the mills reduced overtime and administrative expenses, increased machine efficiencies, better managed raw material and supply inventories and reduced waste.
     During 1993, the Corporation recognized a pretax loss of $26 million ($7 million gain after taxes) related to the sale of the Corporation's paper distribution business. This amount is reflected as other loss in the accompanying statements of income.
     General corporate expense increased 23.5 percent from $166 million in 1992 to $205 million in 1993. Approximately $32 million of the increase was attributable to compensation programs tied to the Corporation's common stock price, including approximately $22 million that was attributable to an increase in the cash bonus portion of the Corporation's long-term incentive program due to the increase in the marginal individual income tax rate enacted as part of the Revenue Reconciliation Act of 1993.
     The Corporation's 1993 interest expense and cost of accounts receivable sale program were a combined $542 million, a decrease of 9.7 percent compared with 1992. Lower expense in 1993 is primarily the result of reduced levels of debt and a lower weighted average interest rate.
     Excluding the sale of its paper distribution business, the Corporation reported pretax income before extraordinary item of $49 million and an income tax provision of $74 million for 1993. The effective tax rate differed from the federal statutory tax rate primarily because of the one-time charge for the 1 percent increase in the federal income tax rate that went into effect in 1993 and nondeductible goodwill amortization expense associated with past business acquisitions.
     The Corporation reported a $74 million pretax loss for 1992 before the extraordinary item and cumulative effect of the accounting change. The 1992 tax benefit of $14 million resulted in an effective tax rate of 18.9 percent. The pretax loss on which tax expense was computed, excluding the extraordinary item and the cumulative effect of the accounting change, was approximately $37 million. This amount differs from the 1992 reported pretax loss by $37 million primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.
     As a result of the decline in interest rates that occurred throughout most of 1993, the Corporation decreased both the discount rate and long-term rate of return assumptions in the 1993 valuation of its pension obligations. The discount rate was reduced from 8 percent to 7 percent and the long-term rate of return was reduced from 11.5 percent to 10 percent. In addition, the Corporation reduced its assumed rate of increase in future compensation levels from 6 percent in 1992 to 5 percent in 1993. These changes increased the 1994 expense related to these obligations by approximately $18.4 million, which after being offset by other factors resulted in an overall increase in the 1994 expense from 1993 of approximately $7 million.
     The Corporation adopted Financial Accounting Standard Number 109, "Accounting for Income Taxes" (FAS 109), effective January 1, 1992. The $55 million one-time, after-tax charge resulted primarily from providing deferred income taxes for differences between the remaining net book values and the tax bases of net assets acquired in purchase transactions other than the acquisition of Great Northern Nekoosa Corporation (GNN), partially offset by a reduction in previously provided deferred taxes to reflect the lower current statutory income tax rate. Also as a part of the adoption of FAS 109, the Corporation recorded adjustments to various balance sheet accounts which resulted from adjusting to pretax amounts the carrying values of certain assets and liabilities related to the Corporation's acquisition of GNN in March 1990.

STATEMENTS OF INCOME
Georgia-Pacific Corporation and Subsidiaries

                                                   Year ended December 31
                                                ---------------------------
(Millions, except per share amounts)               1994      1993      1992
- ---------------------------------------------------------------------------
Net sales                                       $12,738   $12,287   $11,847
- ---------------------------------------------------------------------------
Costs and expenses
 Cost of sales                                    9,881     9,765     9,397
 Selling, general and
  administrative                                  1,143     1,196     1,170
 Depreciation and depletion                         746       764       789
 Interest                                           453       513       565
 Other (income) loss                                (57)       26         -
- ---------------------------------------------------------------------------
Total costs and expenses                         12,166    12,264    11,921
- ---------------------------------------------------------------------------
Income (loss) before income taxes,
 extraordinary item and
 accounting changes                                 572        23       (74)
Provision (benefit) for income taxes                246        41       (14)
- ---------------------------------------------------------------------------
Income (loss) before extraordinary item
 and accounting changes                             326       (18)      (60)
Extraordinary item - loss from
 early retirement of debt,
 net of taxes                                       (11)      (16)       (9)
Cumulative effect of accounting
 changes, net of taxes                               (5)        -       (55)
- ---------------------------------------------------------------------------
Net income (loss)                               $   310   $   (34)  $  (124)
===========================================================================
Per share:
 Income (loss) before extraordinary item
  and accounting changes                        $  3.66   $  (.21)  $  (.69)
 Extraordinary item - loss from early
  retirement of debt, net of taxes                 (.12)     (.18)     (.10)
 Cumulative effect of accounting
  changes, net of taxes                            (.06)        -      (.64)
- ---------------------------------------------------------------------------
 Net income (loss)                              $  3.48   $  (.39)  $ (1.43)
===========================================================================
Average number of shares outstanding               89.1      87.7      86.4
===========================================================================


The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
Georgia-Pacific Corporation and Subsidiaries

                                                    Year ended December 31
                                                  -------------------------
(Millions)                                         1994      1993      1992
- ---------------------------------------------------------------------------
Cash provided by (used for) operations
 Net income (loss)                                $ 310     $ (34)    $(124)
 Adjustments to reconcile net income
  (loss) to cash provided by operations:
  Depreciation                                      695       711       747
  Depletion                                          51        53        42
  Deferred income tax benefit                       (33)     (104)     (133)
  Amortization of goodwill                           59        59        59
  Stock compensation programs                        (4)       53        42
  Gain on sales of assets                           (14)      (32)      (33)
  Amortization of debt issue costs,
   discounts and premiums                            10         7         6
  Other (income) loss                               (57)       26         -
  Cumulative effect of accounting changes,
   net of taxes                                       5         -        55
  (Increase) in receivables                        (217)     (174)      (87)
  (Increase) decrease in inventories                (44)      (93)       61
  Change in other working capital                    40        40       193
  Increase (decrease) in taxes payable              (12)     (158)       13
  Change in other assets and other
   long-term liabilities                             40        35        27
- ---------------------------------------------------------------------------
Cash provided by operations                         829       389       868
- ---------------------------------------------------------------------------
Cash provided by (used for) investing
 activities
 Capital expenditures
  Property, plant and equipment                    (850)     (421)     (347)
  Timber and timberlands                            (44)      (46)      (37)
- ---------------------------------------------------------------------------
 Total capital expenditures                        (894)     (467)     (384)
 Proceeds from sales of assets                      249       260        55
 Other                                               (4)        5        (4)
- ---------------------------------------------------------------------------
Cash (used for) investing activities               (649)     (202)     (333)
- ---------------------------------------------------------------------------
Cash provided by (used for) financing
 activities
 Repayments of long-term debt                      (333)     (576)     (566)
 Additions to long-term debt                         53       511       754
 Fees paid to issue debt                              -        (5)       (7)
 Increase (decrease) in bank overdrafts              39        52       (50)
 Increase (decrease) in commercial paper
  and other short-term notes                        218       (41)     (519)
 Cash dividends paid                               (145)     (142)     (140)
- ---------------------------------------------------------------------------
Cash (used for) financing activities               (168)     (201)     (528)
- ---------------------------------------------------------------------------
Increase (decrease) in cash                          12       (14)        7
 Balance at beginning of year                        41        55        48
- ---------------------------------------------------------------------------
 Balance at end of year                           $  53     $  41     $  55
===========================================================================


The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
Georgia-Pacific Corporation and Subsidiaries

                                                        December 31
                                                   --------------------

(Millions, except shares and per share amounts)       1994         1993
- -----------------------------------------------------------------------
Assets
Current assets
 Cash                                              $    53      $    41
 Receivables, less allowances of
  $28 and $32                                          566          377
 Inventories
  Raw materials                                        390          367
  Finished goods                                       809          786
  Supplies                                             275          262
  LIFO reserve                                        (265)        (213)
- -----------------------------------------------------------------------
  Total inventories                                  1,209        1,202
- -----------------------------------------------------------------------
 Other current assets                                   34           26
- -----------------------------------------------------------------------
Total current assets                                 1,862        1,646
- -----------------------------------------------------------------------
Timber and timberlands, net                          1,363        1,381
- -----------------------------------------------------------------------
Property, plant and equipment
 Land and improvements                                 246          237
 Buildings                                           1,066        1,074
 Machinery and equipment                             9,881        9,550
 Construction in progress                              307          125
- -----------------------------------------------------------------------
 Total property, plant and equipment,
  at cost                                           11,500       10,986
 Accumulated depreciation                           (6,012)      (5,538)
- -----------------------------------------------------------------------
Property, plant and equipment, net                   5,488        5,448
- -----------------------------------------------------------------------
Goodwill                                             1,773        1,832
- -----------------------------------------------------------------------
Other assets                                           242          238
- -----------------------------------------------------------------------
Total assets                                       $10,728      $10,545
=======================================================================


                                                        December 31
                                                   --------------------

                                                      1994         1993
- -----------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
 Bank overdrafts, net                              $   212      $   173
 Commercial paper and other short-term
  notes                                                868          650
 Current portion of long-term debt                      37           57
 Accounts payable                                      603          582
 Accrued compensation                                  182          184
 Accrued interest                                       89          114
 Other current liabilities                             334          304
- -----------------------------------------------------------------------
Total current liabilities                            2,325        2,064
- -----------------------------------------------------------------------
Long-term debt, excluding current
 portion                                             3,904        4,157
- -----------------------------------------------------------------------
Other long-term liabilities                            825          827
- -----------------------------------------------------------------------
Deferred income tax liabilities                      1,054        1,095
- -----------------------------------------------------------------------

Commitments and contingencies

Shareholders' equity
 Common stock, par value $.80; 150,000,000
  shares authorized; 90,466,000 and 90,269,000
  shares issued                                         72           71
 Additional paid-in capital                          1,220        1,202
 Retained earnings                                   1,382        1,217
 Long-term incentive plan deferred
  compensation                                         (39)         (56)
 Other                                                 (15)         (32)
- -----------------------------------------------------------------------
Total shareholders' equity                           2,620        2,402
- -----------------------------------------------------------------------
Total liabilities and shareholders' equity         $10,728      $10,545
=======================================================================


The accompanying notes are an integral part of these financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY
Georgia-Pacific Corporation and Subsidiaries

(Millions, except shares and per share amounts)                                             Long-term
                                                                 Additional                 incentive
Common stock                                            Common      paid-in  Retained   plan deferred
shares issued                               Total       stock       capital  earnings    compensation   Other
- -------------------------------------------------------------------------------------------------------------
               Balance at
87,421,000      December 31, 1991           $2,736       $70      $1,045      $1,657         $(28)      $ (8)
               Net loss                       (124)        -           -        (124)           -          -
               Cash dividends
                declared - $1.60 per
                common share                  (140)        -           -        (140)           -          -
               Common stock issued:
   186,000      Stock option plan               12         -          12           -            -          -
                Employee stock
   112,000       purchase plan                   4         -           4           -            -          -
                Long-term
   392,000       incentive plan                 22         -          33           -          (11)         -
               Other                            (2)        -           -           -            -         (2)
- ------------------------------------------------------------------------------------------------------------
               Balance at
88,111,000      December 31, 1992            2,508        70       1,094       1,393          (39)       (10)
               Net loss                        (34)        -           -         (34)           -          -
               Cash dividends
                declared - $1.60 per
                common share                  (142)        -           -        (142)           -          -
               Common stock issued:
   107,000      Stock option plans               7         -           7           -            -          -
                Employee stock
 1,575,000       purchase plans                 55         1          54           -            -          -
                Long-term
   476,000       incentive plan                 26         -          43           -          (17)         -
               Other                           (18)        -           4           -            -        (22)
- ------------------------------------------------------------------------------------------------------------
               Balance at
90,269,000      December 31, 1993            2,402        71       1,202       1,217          (56)       (32)
               Net loss                        310         -           -         310            -          -
               Cash dividends
                declared - $1.60 per
                common share                  (145)        -           -        (145)           -          -
               Common stock issued:
    97,000      Stock option plans               7         -           7           -            -          -
                Employee stock
    49,000       purchase plan                   3         -           3           -            -          -
                Long-term
    51,000       incentive plan                 24         1           6           -           17          -
               Other                            19         -           2           -            -         17
- ------------------------------------------------------------------------------------------------------------
               Balance at
90,466,000      December 31, 1994           $2,620       $72      $1,220      $1,382         $(39)      $(15)
============================================================================================================


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

INCOME (LOSS) PER SHARE. Income (loss) per share is computed based on net income (loss) and the weighted average number of common shares outstanding (net of restricted stock). The effects of assuming issuance of common shares under long-term incentive, stock option and stock purchase plans were either insignificant or antidilutive. The number of shares used in the income (loss) per share computations were 89,069,000 in 1994, 87,711,000 in 1993 and 86,402,000 in 1992.

INVENTORY VALUATION. Inventories are valued at the lower of average cost or market and include the cost of materials, labor and manufacturing overhead.
The last-in, first-out (LIFO) dollar value pool method was used to determine the cost of approximately 53% and 45%, respectively, of inventories at December 31, 1994 and 1993.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost. Lease obligations for which the Corporation assumes substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized and the replaced properties are retired. Replacements of minor components of property and repair and maintenance costs are charged to expense as incurred.
     Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts and any gain or loss is included in income.
     Effective January 1, 1993, the Corporation changed the estimated useful lives used to compute depreciation for land improvements, buildings and certain machinery and equipment added on or after that date. Lives for land improvements were changed from 20 years to 25 years. Lives for buildings were changed from 20 to 33 years to 20 to 45 years. Lives for certain machinery and equipment were extended but remain within a range from 3 to 20 years. These changes were made to better reflect the estimated periods during which such assets will remain in service.
     The Corporation capitalizes interest on projects when construction takes considerable time and entails major expenditures. Such interest is charged to the property, plant and equipment accounts and amortized over the approximate life of the related assets in order to properly match costs with revenues resulting from the facilities. Interest capitalized, expensed and paid were as follows:

                                               Year ended December 31
                                              ------------------------
(Millions)                                    1994      1993      1992
- ----------------------------------------------------------------------
Total interest costs                          $460      $516      $567
Interest capitalized                            (7)       (3)       (2)
- ----------------------------------------------------------------------
Interest expense                              $453      $513      $565
======================================================================
Interest paid                                 $481      $529      $544
======================================================================


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

GOODWILL. The Corporation amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets.
     Amortization expense was $59 million in 1994, 1993 and 1992. Accumulated amortization at December 31, 1994 and 1993 was $307 million and $247 million, respectively.

ENVIRONMENTAL MATTERS. The Corporation recognizes a liability for environmental costs when it believes the liabilities are probable and the amounts can be reasonably estimated. The liabilities are developed based on currently available information and reflect the participation of other potentially responsible parties depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as other liabilities in the accompanying balance sheets. No amounts have been recorded for potential recoveries from insurance carriers.
     Environmental costs are generally capitalized when the costs improve the condition of the property or the costs prevent or mitigate future contamination. All other costs are expensed.

RECLASSIFICATIONS. Certain 1993 and 1992 amounts have been reclassified to conform with the 1994 presentation.

NOTE 2.  INDUSTRY SEGMENT INFORMATION
Manufactured product lines in the building products segment consist primarily of wood panels (plywood, hardboard, particleboard and oriented strand board), lumber, gypsum products and chemicals.
     Manufactured product lines in the pulp and paper segment consist primarily of containerboard and packaging (linerboard, medium, bleached board, kraft paper and corrugated packaging), communication papers, market pulp and tissue.
     Timber and timberlands are managed to supply raw materials to both the pulp and paper and building products segments. Profits from sales of logs and chips to the pulp and paper segment and to outside customers in the ordinary course of business are included in the operating profits of the building products segment.
     During the years 1992 through 1994, sales to foreign markets represented less than 10% of total sales to unaffiliated customers. No single customer accounted for more than 10% of total sales to unaffiliated customers in any year during that period.

                                                                           Year ended December 31
                                                            ------------------------------------------------
(Millions)                                                       1994               1993              1992
- ------------------------------------------------------------------------------------------------------------
Net sales
Building products                                           $ 7,561   60%     $ 7,067   58%     $ 6,112   52%
Pulp and paper                                                5,138   40        5,188   42        5,711   48
Other operations                                                 39    -           32    -           24    -
- ------------------------------------------------------------------------------------------------------------
Total net sales                                             $12,738  100%     $12,287  100%     $11,847  100%
============================================================================================================
Operating profits
Building products                                           $   989   81%     $   973  126%     $   691  100%
Pulp and paper                                                  171   14         (187) (24)          (8)  (1)
Other operations                                                 10    -           10    1            9    1
Other income (loss)*                                             57    5          (26)  (3)           -    -
- ------------------------------------------------------------------------------------------------------------
Total operating profits                                       1,227  100%         770  100%         692  100%
                                                                     ===               ===               ===
General corporate expense                                      (169)             (205)             (166)
Interest expense                                               (453)             (513)             (565)
Cost of accounts receivable sale program                        (33)              (29)              (35)
(Provision) benefit for income taxes                           (246)              (41)               14
- ------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item and
 accounting changes                                             326               (18)              (60)
Extraordinary item - loss from early
 retirement of debt, net of taxes                               (11)              (16)               (9)
Cumulative effect of accounting changes,
 net of taxes                                                    (5)                -               (55)
- ------------------------------------------------------------------------------------------------------------
Net income (loss)                                           $   310           $   (34)          $  (124)
============================================================================================================
Depreciation, depletion and goodwill
 amortization
Building products                                           $   200   25%     $   215   26%     $   206   24%
Pulp and paper                                                  585   73          595   72          626   74
Other and general corporate                                      20    2           13    2           16    2
- ------------------------------------------------------------------------------------------------------------
Total depreciation, depletion and
 goodwill amortization                                      $   805  100%     $   823  100%     $   848  100%
============================================================================================================
Capital expenditures**
Building products                                           $   401   45%     $   146   31%     $   111   29%
Pulp and paper                                                  410   46          261   56          217   56
Timber and timberlands                                           44    5           46   10           37   10
Other and general corporate                                      39    4           14    3           19    5
- ------------------------------------------------------------------------------------------------------------
Total capital expenditures                                  $   894  100%     $   467  100%         384  100%
============================================================================================================
Assets
Building products                                           $ 2,061   19%     $ 1,726   16%     $ 1,634   15%
Pulp and paper                                                6,917   64        6,909   66        7,414   68
Timber and timberlands                                        1,363   13        1,380   13        1,402   13
Other and general corporate                                     387    4          530    5          462    4
- ------------------------------------------------------------------------------------------------------------
Total assets                                                $10,728  100%     $10,545  100%      10,912  100%
============================================================================================================


 * Other income (loss) primarily represents the results of various asset divestitures as described in Note 3. If these amounts had been included in segment operating profits, building products operating profits would have been $1,013 million in 1994 and pulp and paper operating profits would have been $204 million in 1994 and $(213) million in 1993.
** Capital expenditures represent additions (at cost) to property, plant and equipment and timber and timberlands.

NOTE 3.  ASSET DIVESTITURES
The following divestitures were completed during the years 1994 and 1993. The Corporation had no major divestitures in 1992. The pretax gains and losses associated with these sales are included in other income (loss) in the accompanying statements of income.
- - In February 1994, the Corporation completed the sale of five roofing plants located in Oklahoma, Texas, Ohio, Georgia and Pennsylvania. The sale resulted in after-tax cash proceeds of approximately $39 million. The Corporation recognized a pretax gain of $24 million ($15 million after taxes).
- - In February 1994, the Corporation completed the sale of its envelope manufacturing business which included 15 envelope manufacturing plants and certain assets of another plant. The sale resulted in after-tax cash proceeds of approximately $117 million. The Corporation recognized a pretax gain of $39 million ($24 million after taxes).
- - In July 1993, the Corporation completed the sale of its paper distribution business which included 80 distribution centers in 31 states. The transaction resulted in after-tax cash proceeds of approximately $222 million. The Corporation recognized a $26 million pretax loss and a $7 million after-tax gain on the transaction. The large tax benefit resulted from the loss on the sale as well as the fact that the tax basis was significantly greater than the financial basis of stock included in the assets sold in the transaction.


NOTE 4.  RECEIVABLES
The Corporation has a large, diversified customer base, which includes some customers who are located in foreign countries. The Corporation closely monitors extensions of credit and has not experienced significant losses related to its receivables. In addition, a significant portion of the receivables from foreign sales are covered by either export credit insurance or confirmed letters of credit to help ensure collectibility.
     Supplemental information on the accounts receivable balances at December 31, 1994 and 1993 is as follows:

                                                          December 31
                                                        --------------
(Millions)                                              1994      1993
- ----------------------------------------------------------------------
Receivables
 Trade                                                  $515      $358
 Other                                                    79        51
- ----------------------------------------------------------------------
                                                         594       409
 Less allowances                                          28        32
- ----------------------------------------------------------------------
 Receivables, net                                       $566      $377
======================================================================



The Corporation had sold fractional ownership interests in a defined pool of trade accounts receivable for $700 million as of December 31, 1994 and 1993. The sold accounts receivable are excluded from receivables in the accompanying balance sheets. The full amount of the allowance for doubtful accounts has been retained because the Corporation has retained substantially the same risk of credit loss as if the receivables had not been sold. A portion of the cost of the accounts receivable sale program is based on the purchasers' level of investment and borrowing costs. Additionally, the Corporation pays fees based on its senior debt ratings. The total cost of the program, which was $33 million in 1994, $29 million in 1993 and $35 million in 1992, is included in selling, general and administrative expense in the accompanying statements of income.
     Under the accounts receivable sale agreement, the maximum amount of the purchasers' investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables. The agreement was amended in October 1993 which reduced the program from $800 million to $700 million. In 1994, the term of the program was extended until May 27,1995.

NOTE 5.  INDEBTEDNESS
The Corporation's indebtedness included the following:

                                                         December 31
                                                      ----------------
(Millions)                                              1994      1993
- ----------------------------------------------------------------------
Debentures, 9.3% average rate,
 payable through 2023                                 $2,600    $2,804
Notes, 8.2% average rate,
 payable through 2000                                    928       974
Commercial paper and other short-term
 notes, 6.3% average rate                                868       650
Revenue bonds, 5.7% average rate,
 payable through 2026                                    389       375
Other loans, 7.5% average rate,
 payable through 2010                                     53        96
- ----------------------------------------------------------------------
                                                       4,838     4,899
Less:
 Commercial paper and other
  short-term notes                                       868       650
 Current portion of long-term debt                        37        57
 Unamortized discount                                     29        35
- ----------------------------------------------------------------------
Long-term debt, excluding
 current portion                                      $3,904    $4,157
======================================================================


For information regarding financial instruments, see Note 6.

The scheduled maturities of long-term debt for the next five years are as follows: $37 million in 1995, $9 million in 1996, $314 million in 1997, $447 million in 1998 and $28 million in 1999.

NOTES AND DEBENTURES. During 1994, the Corporation prepaid approximately $221 million in principal of its outstanding debt, resulting in an after-tax extraordinary loss of $11 million ($19 million before taxes).
     During 1993, the Corporation issued $250 million of 8-1/4% Debentures Due March 1, 2023, and $250 million of 8-1/8% Debentures Due June 15, 2023. In addition, the Corporation prepaid approximately $317 million in principal of its outstanding debt during 1993, resulting in an after-tax extraordinary loss of $16 million ($27 million before taxes).

REVOLVING CREDIT FACILITY. On June 30, 1993, the Corporation entered into an agreement with Bank of America National Trust and Savings Association and 22 other domestic and international banks which provides an unsecured revolving credit facility of $1.5 billion. The revolving credit facility is being used as support for commercial paper and other short-term borrowings. Effective November 30, 1994, the Corporation amended the Credit Agreement with substantially the same lending group to extend the termination date until 1999, reduce the commitment and facility fees and reduce the applicable margin on any draws under the facility. As of December 31, 1994, $632 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
     Borrowings under the amended agreement bear interest at the election of the Corporation at either (A) the higher of the Federal Funds Rate plus 1/2% or the reference rate or (B) LIBOR plus .37% or (C) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a commitment fee of .08% per annum on the unused portion of the commitments and a facility fee of .08% per annum on the aggregate commitments of the lenders. Fees and margins may be adjusted upward or downward according to a pricing grid based on the Corporation's long-term debt ratings.
     The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness to operating cash flow) of 4.5 to 1.0 which is to be maintained throughout the term of the Credit Agreement. As of December 31, 1994, the leverage ratio was 3.0 to 1.0.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES. These borrowings are classified as current liabilities although all or a portion of them might be refinanced on a long-term basis in 1995.

OTHER. At December 31, 1994, the amount of long-term debt secured by property, plant and equipment and timber and timberlands was not material.

NOTE 6.  FINANCIAL INSTRUMENTS
The carrying amount and fair value of the Corporation's financial instruments are as follows:

                                December 31, 1994          December 31, 1993
                              ---------------------      ---------------------
                              Carrying         Fair      Carrying         Fair
(Millions)                      Amount        Value        Amount        Value
- ------------------------------------------------------------------------------
Commercial paper and
 other short-term notes
 (Note 5)                       $  868       $  868        $  650       $  650
Notes and debentures
 (Note 5)                        3,528        3,520         3,778        4,172
Revenue bonds
 (Note 5)                          389          385           375          375
Other loans
 (Note 5)                           53           53            96           96
Interest rate exchange
 agreements                          *           12             *           99
Accounts receivable
 sale program
 (Note 4)                          700          700           700          700
- ------------------------------------------------------------------------------


* The Corporation accrued interest of $10 million and $31 million at December 31, 1994 and 1993, respectively, related to these agreements.


COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES. The carrying amounts approximate fair value because of the short maturity of these instruments.

NOTES AND DEBENTURES. The fair value of notes and debentures was estimated primarily by obtaining quotes from brokers for these and similar issues. For notes and debentures for which there are no quoted market prices, the fair value was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

REVENUE BONDS AND OTHER LOANS. The fair value of revenue bonds and other loans was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

INTEREST RATE AND FOREIGN CURRENCY EXCHANGE AGREEMENTS. The Corporation has used interest rate and foreign currency exchange agreements in the normal course of business to manage and reduce the risk inherent in interest rate and foreign currency fluctuations.
     Under the interest rate exchange agreements, the Corporation makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The Corporation entered into interest rate exchange agreements in prior years to protect against the increased cost associated with a rise in interest rates. During 1994, $800 million in interest rate exchange agreements expired. At December 31, 1994, the Corporation had outstanding interest rate exchange agreements which effectively converted $946 million of floating rate obligations with a weighted average interest rate of 5.5 % to fixed rate obligations with an average effective interest rate of approximately 9.2%.
These agreements have a weighted average maturity of approximately 2.3 years. During 1995, $450 million of these agreements will expire. As of December 31, 1994, the Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by approximately $1.3 billion.
     The estimated fair value of the Corporation's liability under interest rate exchange agreements at December 31, 1994 and 1993 was $12 million and $99 million, respectively, and represents the estimated amount the Corporation could have paid to terminate the agreements. The fair value at December 31, 1994 and 1993 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities. The Corporation accrued interest of $10 million and $31 million at December 31, 1994 and 1993, respectively, related to these agreements.
     The Corporation enters into foreign exchange contracts, futures and options, the amounts of which were not material to the consolidated financial position of the Corporation at December 31, 1994.
     The Corporation may be exposed to losses in the event of nonperformance of counterparties, but does not anticipate such nonperformance.

OTHER. Due to the short-term nature of current assets and current liabilities, their carrying amounts approximate fair value.

NOTE 7.  INCOME TAXES
The provision (benefit) for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The provision (benefit) for income taxes consists of the following:

                                               Year ended December 31
                                              ------------------------
(Millions)                                    1994      1993      1992
- ----------------------------------------------------------------------
Federal income taxes:
 Current                                      $229      $128     $ 105
 Deferred                                      (19)      (89)     (117)
State income taxes:
 Current                                        50        17        14
 Deferred                                      (14)      (15)      (16)
- ----------------------------------------------------------------------
Provision (benefit) for income taxes          $246      $ 41     $ (14)
======================================================================
Income taxes paid, net of refunds             $251      $300     $  68
======================================================================


Income taxes paid during 1994 and 1993 included $84 million and $205 million, respectively, to the Internal Revenue Service to settle substantially all pending income tax issues for years prior to 1991.
     The federal statutory income tax rate was 35% for years ended December 31, 1994 and 1993 and 34% for year ended December 31, 1992. The provision (benefit) for income taxes is reconciled to the federal statutory rate as follows:

                                               Year ended December 31
                                             -------------------------
(Millions)                                    1994      1993      1992
- ----------------------------------------------------------------------
Provision (benefit) for income
 taxes computed at the federal
 statutory tax rate                           $200      $  8      $(25)
State income taxes, net of
 federal benefit                                23         1        (3)
Goodwill amortization                           23        23        22
Permanent differences on
 assets sold                                     -       (23)        -
Federal statutory tax rate
 increase                                        -        33         -
Foreign sales corporation                       (5)       (2)       (6)
Percentage depletion                            (1)       (1)       (1)
Life insurance, net                             (1)       (1)       (1)
Dividends-novested LTIP shares                  (1)       (1)       (1)
Meals and entertainment
 disallowance                                    3         1         1
Other                                            5         3         -
- ----------------------------------------------------------------------
Provision (benefit) for
 income taxes                                 $246      $ 41      $(14)
======================================================================


As a result of the Revenue Reconciliation Act of 1993, the Corporation incurred after-tax charges in 1993 of $33 million due to the 1 percent increase in the corporate income tax rate and $14 million related to the cash bonus portion of its long-term incentive program due to the increase in the marginal individual income tax rate.
     Effective January 1992, the Corporation changed its method of accounting for income taxes from the deferred method to the liability method required by Financial Accounting Standard Number 109 (FAS 109), "Accounting for Income Taxes." FAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. The cumulative effect of adopting
FAS 109 as of January 1, 1992 was to increase the 1992 net loss by $55 million.
     The components of the net deferred income tax liabilities are as follows:

                                                        December 31
                                                     -----------------
(Millions)                                              1994      1993
- ----------------------------------------------------------------------
Deferred income tax assets:
 Compensation related accruals                       $   305   $   303
 Other accruals and reserves                              74        88
 Other                                                    27        76
- ----------------------------------------------------------------------
                                                         406       467
 Valuation allowance                                       -         -
- ----------------------------------------------------------------------
                                                         406       467
- ----------------------------------------------------------------------
Deferred income tax liabilities:
 Property, plant and equipment                        (1,242)   (1,333)
 Timber and timberlands                                 (170)     (167)
 Other                                                   (48)      (62)
- ----------------------------------------------------------------------
                                                      (1,460)   (1,562)
- ----------------------------------------------------------------------
Deferred income tax liabilities, net                 $(1,054)  $(1,095)
======================================================================


As of December 31, 1993, deferred income tax assets included alternative minimum tax credit carryforwards of $48 million which were utilized to offset 1994 tax payments.

NOTE 8.  RETIREMENT PLANS
DEFINED BENEFIT PENSION PLANS. Most of the Corporation's employees participate in noncontributory defined benefit pension plans. These include plans which are administered solely by the Corporation and union-administered multiemployer plans. The Corporation's funding policy for solely administered plans is based on actuarial calculations and the applicable requirements of federal law. Contributions to multiemployer plans are generally based on negotiated labor contracts.
     Benefits under the majority of plans for hourly employees (including multiemployer plans) are primarily related to years of service. The
Corporation has separate plans for salaried employees and officers under which benefits are primarily related to compensation and years of service. The officers' plan is not funded and is non-qualified for federal income tax purposes.
     Plan assets consist principally of common stocks, bonds, mortgage securities, interests in limited partnerships, cash equivalents and real estate. At December 31, 1994 and 1993, respectively, $70 million and $57 million of noncurrent prepaid pension cost was included in other assets.
Accrued pension cost of $67 million and $79 million at December 31, 1994 and 1993, respectively, was included in other long-term liabilities.
     Pursuant to the provisions of Financial Accounting Standard Number 87 (FAS
87), "Employers' Accounting for Pensions," intangible assets of $30 million were recorded as of December 31, 1994 and 1993 in order to recognize the required minimum liability.
     The following table sets forth the funded status of the solely administered plans and the amounts recognized in the accompanying balance sheets.

                                        Year ended December 31, 1994         Year ended December 31, 1993
                                    -----------------------------------  -----------------------------------
                                        Plans having       Plans having      Plans having       Plans having
                                    assets in excess        accumulated  assets in excess        accumulated
                                      of accumulated        benefits in    of accumulated        benefits in
(Millions)                                  benefits   excess of assets          benefits   excess of assets
- ------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation
 at November 30
  Vested portion                              $  868               $336            $  896               $373
  Nonvested portion                               24                 18                27                 17
- ------------------------------------------------------------------------------------------------------------
                                                 892                354               923                390
Effect of projected future
 compensation levels                               6                  7                 4                 14
- ------------------------------------------------------------------------------------------------------------
Projected benefit obligation
 at November 30                                  898                361               927                404
Plan assets at fair value
 at November 30                                1,083                290             1,101                312
- ------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
 projected benefit obligation                    185                (71)              174                (92)
Unrecognized net (gain) loss                     (93)                22               (80)                57
Unrecognized prior service cost                   (6)                31               (17)                30
Unrecognized net asset from initial
 application of FAS 87                           (16)               (11)              (20)               (15)
Adjustment required to recognize
 minimum liability                                 -                (38)                -                (59)
- ------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost
 at December 31                               $   70               $(67)           $   57               $(79)
============================================================================================================

Net periodic pension cost for solely and jointly administered pension plans included the following:

                                               Year ended December 31
                                             -------------------------
(Millions)                                    1994      1993      1992
- ----------------------------------------------------------------------
Service cost of benefits earned              $  81     $  80     $  75
Interest cost on projected benefit
 obligation                                     93        96        96
Actual return on plan assets                   (21)     (185)     (157)
Net amortization and deferral                 (126)       30        11
Contributions to multiemployer
 pension plans                                   4         4         4
- ----------------------------------------------------------------------
Net periodic pension cost                    $  31     $  25     $  29
======================================================================


The following assumptions were used:



                                              1994      1993      1992
- ----------------------------------------------------------------------
Discount rate used to determine
 the projected benefit
 obligation                                    8.5%      7.0%      8.0%
Rate of increase in future
 compensation levels used
 to determine the projected
 benefit obligation                            6.0       5.5       6.0
Expected long-term rate of return
 on plan assets used to
 determine net periodic
 pension cost                                 10.0      10.0      11.5
- ----------------------------------------------------------------------


During 1993, the Corporation recognized a net aggregate pretax settlement of $12.7 million resulting from pension obligations assumed by the purchaser in certain asset divestitures (Note 3).

DEFINED CONTRIBUTION PLANS. The Corporation sponsors several defined contribution plans to provide eligible employees with additional income upon retirement. The Corporation's contributions to the plans are based on employee contributions and compensation. These contributions totaled $43 million in 1994, $44 million in 1993 and $43 million in 1992.

RETIREE HEALTH CARE AND LIFE INSURANCE BENEFITS. The Corporation provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service or after reaching age
65. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses reduced for any deductible and payments made by government programs and other group coverage. The plans are unfunded.
     In 1991, the Corporation began transferring its share of the cost of post-age 65 health care benefits to future salaried retirees. It is currently anticipated that the Corporation will continue to reduce the percentage of the cost of post-age 65 benefits that it will pay on behalf of salaried employees who retire in each of the years 1995 through 1999 and that the Corporation will continue to share the pre-age 65 cost with future salaried retirees, but will no longer pay any of the post-age 65 cost for salaried employees who retire after 1999.
     The following table sets forth the status of the plans, reconciled to the accrued postretirement benefit cost recognized in the Corporation's balance sheet at December 31, 1994 and 1993:

                                                          December 31
                                                        --------------
(Millions)                                              1994      1993
- ----------------------------------------------------------------------
Accumulated postretirement benefit
 obligation:
  Retirees                                              $223      $273
  Fully eligible active plan participants                 26        33
  Other active participants                              100       135
- ----------------------------------------------------------------------
                                                         349       441
Unrecognized net gain (loss)                              52       (60)
Unrecognized prior service cost                            5         6
- ----------------------------------------------------------------------
Accrued postretirement benefit cost                     $406      $387
======================================================================


Net periodic postretirement benefit cost included the following components:

                                                     Year ended
                                                    December 31
                                              ------------------------
(Millions)                                    1994      1993      1992
- ----------------------------------------------------------------------
Service cost of benefits earned                $ 9       $ 9       $ 6
Interest cost on accumulated
 postretirement benefit obligation              28        31        27
Amortization of loss                             1         1         -
- ----------------------------------------------------------------------
Net periodic postretirement benefit cost       $38       $41       $33
======================================================================

For measuring the expected postretirement benefit obligation, a 12 percent, 13 percent and 14 percent annual rate of increase in the per capita claims cost was assumed for 1994, 1993 and 1992, respectively. The rate was assumed to decrease 1 percent per year to 7 percent in 1999 and remain at that level thereafter. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.0 percent at December 31, 1994, 6.5 percent at December 31, 1993 and 7.5 percent at December 31, 1992.
     If the annual health care cost trend rate were increased by 1 percent, the accumulated postretirement benefit obligation would have increased by 13 percent as of December 31, 1994, 15 percent as of December 31, 1993 and 13 percent as of December 31, 1992. The effect of this change on the aggregate of service and interest costs would be an increase of 17 percent for 1994 and 1993 and 14 percent for 1992.

OTHER. Effective January 1, 1994, the Corporation adopted Financial Accounting Standard Number 112 (FAS 112), "Employers' Accounting for Postemployment Benefits." FAS 112 requires accrual-basis recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The adoption of FAS 112 resulted in a one-time, after-tax charge of $5 million (6 cents per share) in the 1994 first quarter.

NOTE 9.  COMMON AND PREFERRED STOCK
The Corporation's authorized capital stock consists of 10 million shares of no par value Preferred Stock and 25 million shares of no par value Junior Preferred Stock, of which no shares were issued at December 31, 1994, and 150 million shares of Common Stock, par value $.80 per share.
     At December 31, 1994, the following authorized shares of the Corporation's common stock were reserved for issue:

                                                                  1994
- ----------------------------------------------------------------------
1993 Employee Stock Purchase Plan                            1,015,000
1990 Long-Term Incentive Plan                                2,860,000
1994 Employee Stock Option Plan                              1,000,000
1993 Employee Stock Option Plan                                285,000
1984 Employee Stock Option Plan                                472,000
- ----------------------------------------------------------------------
Common stock reserved                                        5,632,000
======================================================================


EMPLOYEE STOCK PURCHASE PLANS. At December 31, 1994, the Corporation had 1,015,000 shares of common stock reserved for issuance under the 1993 Employee Stock Purchase Plan (Purchase Plan) at a subscription price of $57.06. Subscribers have the option to receive a refund of their payments plus interest at a rate of 5% per annum in lieu of stock. Additional shares can no longer be subscribed under the Purchase Plan, which expires on July 31, 1995. Approximately 7,000 subscribers remained in the Purchase Plan at December 31, 1994.
     Under the Purchase Plan, the Corporation issued 49,000 shares and 2,000 shares of common stock in 1994 and 1993, respectively. Under the 1991 Employee Stock Purchase Plan (which expired on May 31, 1993), the Corporation issued 1,573,000 shares and 112,000 shares of common stock in 1993 and 1992, respectively.

LONG-TERM INCENTIVE PLANS. The Corporation initially reserved 4,000,000 shares for issuance under the 1990 Long-Term Incentive Plan (Incentive Plan). Specified portions of allocated shares under this plan are awarded as restricted stock, at no cost to the employee, based on increases in average market value of the Corporation's common stock. At the time restricted shares are awarded, the market value of the stock is added to common stock and additional paid-in capital and an equal amount is deducted from shareholders' equity (long-term incentive plan deferred compensation). Long-term incentive plan deferred compensation is amortized over the vesting (restriction) period, generally five years, with adjustments made quarterly for market price fluctuations. At the time awarded shares become vested, the Corporation will pay on behalf of each participant a cash bonus in the amount of the estimated income tax liability to be incurred by the participant as a result of the award and cash bonus. Shares totaling 1,154,000 have been awarded under the Incentive Plan, of which 908,000 restricted shares remained outstanding as of December 31, 1994.
     The Incentive Plan replaced the 1988 Long-Term Incentive Plan (1988 Incentive Plan). A total of 1,420,000 shares were awarded to plan participants under the 1988 Incentive Plan. As of December 31, 1994, all such shares had either vested or been forfeited based on the provisions of the 1988 Incentive Plan.
     The Corporation recognized Incentive Plan and 1988 Incentive Plan compensation expense of $37 million in 1994, $69 million in 1993 and $36 million in 1992.

EMPLOYEE STOCK OPTION PLANS.  The 1994 Employee Stock Option Plan (1994 Option
Plan) provides for the granting of stock options to certain key employees who are not officers. There also are options outstanding under both the 1993 Employee Stock Option Plan (1993 Option Plan) and the 1984 Employee Stock
Option Plan (1984 Option Plan).
     Except with respect to the 1994 Option Plan, holders of stock options are paid cash bonuses, payable upon exercise of an option, of an amount not to exceed the amount by which the market value of the common stock, as defined, exceeds the option price. In addition, holders of options granted under plans other than the 1994 Option Plan may surrender all or part of the related stock option in exchange for common stock with a fair market value equal to the amount by which the market value of the shares covered by the option exceeds the aggregate option exercise price.
     Except for the 1994 Option Plan (which is noncompensatory for financial reporting purposes), compensation resulting from stock options and cash bonuses was initially measured at the grant date based on the market value of the common stock, and adjustments are made quarterly for market price fluctuations. The Corporation recognized 1993 Option Plan and 1984 Option Plan compensation expense of $6 million in 1994, $14 million in 1993 and $15 million in 1992.
     Additional information relating to the Corporation's employee stock option plans is as follows:

                                            Year ended December 31
                                    ----------------------------------
                                        1994         1993         1992
- ----------------------------------------------------------------------
Options outstanding
 at January 1                      1,055,000      981,000    1,029,000
Options granted                      937,000      472,000      446,000
Options exercised/
 surrendered                        (291,000)    (267,000)    (464,000)
Options cancelled                    (55,000)    (131,000)     (30,000)
- ----------------------------------------------------------------------
Options outstanding
 at December 31                    1,646,000    1,055,000      981,000
Options available
 for grant at
 December 31                         111,000       99,000      244,000
- ----------------------------------------------------------------------
Total reserved shares              1,757,000    1,154,000    1,225,000
======================================================================
Options exercisable
 at December 31                      757,000      654,000      557,000
======================================================================
Option prices
 per share:
 Granted                             $64-$75          $59          $66
 Exercised/surrendered               $39-$66      $34-$66      $34-$46
 Cancelled                           $39-$75      $39-$66      $34-$66
======================================================================


SHAREHOLDER RIGHTS PLAN. The Corporation has a Shareholder Rights Plan pursuant to which preferred stock purchase rights are issued at the rate of one Right for each share of common stock. The Rights expire on July 31, 1999, unless redeemed earlier. The Rights are exercisable only if a person or group acquires 15% or more of the Corporation's common stock or announces a tender offer for 30% or more of the common stock. In such event, each Right entitles the holder to buy, at an exercise price of $175, one one-hundredth of a newly issued share of Series A Junior Preferred Stock, of which 5 million shares were reserved at December 31, 1994. Due to the nature of its dividend, liquidation and voting rights, the economic value of one one-hundredth of a share of Junior Preferred Stock should approximate the economic value of one share of common stock. In addition, if one of several specified events (generally involving self-dealing transactions by an acquiror of the Corporation's common stock or a business combination involving the Corporation) occurs, each Right generally entitles the holder to buy, at an exercise price of $175 (subject to adjustments), shares of either the Corporation's Series A Junior Preferred Stock or the acquiror's common stock, in either case having a market value of twice the exercise price.

NOTE 10. COMMITMENTS AND CONTINGENCIES
The Corporation is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Corporation faces exposure from actual or potential claims and legal proceedings involving environmental matters. The Corporation is self-insured for general liability claims up to $5 million per occurrence. Liability insurance in effect during the last several years provides coverage for environmental matters only to a limited extent.
     The Corporation is involved in environmental remediation activities at numerous sites where it has been notified that it is or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state "superfund" laws and at certain of its own properties. Of the known sites in which it is involved, the Corporation estimates that approximately 45 percent are being investigated, approximately
40 percent are being remediated and approximately 15 percent are being monitored (an activity which occurs after either site investigation or remediation has been completed). The ultimate costs to the Corporation for the remediation of many of these sites cannot be predicted with certainty due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups, the evolving nature of cleanup technologies and government regulations and the inability to determine the Corporation's share of multi-party cleanups or the extent to which contribution will be available from other parties. The Corporation has established reserves for environmental remediation costs for these sites in amounts which it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the cleanup of hazardous substances, the Corporation believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $79 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Corporation among the range of reasonably possible outcomes were used. In estimating both its current reserve for environmental remediation and the possible range of additional costs, the Corporation has not assumed it will bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on the parties' financial condition and probable contribution on a per site basis. No amounts have been recorded for potential recoveries from insurance carriers.
     In the fourth quarter of 1992, the Corporation filed suit in the State of Washington against numerous insurance carriers for coverage under comprehensive general liability insurance policies issued by those carriers. The Corporation is seeking a declaratory judgment to the effect that past and future environmental remediation and other related costs with respect to certain of the sites are covered by such policies.
     During 1994, the Corporation received and responded to two comprehensive information requests from the Environmental Protection Agency (EPA) concerning air emissions at approximately 30 of the Corporation's facilities which manufacture oriented strand board, medium-density fiberboard, plywood and particleboard. A third request relating to these same facilities was received in January 1995. On August 5, 1994, the EPA issued a Notice of Violation (NOV) with respect to alleged violations of certain requirements of the Clean Air Act at these facilities relating to, among other things, alleged emissions of volatile organic compounds from sources constructed or modified since 1978.
The Corporation expects to be able to negotiate settlements of the allegations contained in the NOV with the EPA and the state environmental agencies involved on terms which the Corporation considers reasonable. The Corporation expects these settlements will entail the payments of fines and the agreement by the Corporation to install air emission control equipment at certain of its plants.
     Approximately 220 suits involving 9,160 plaintiffs are currently pending in several state courts in Mississippi. The suits allege a variety of torts including nuisance, trespass and infliction of emotional distress primarily related to the alleged discharge of dioxin into the Leaf River from a pulp mill owned by a subsidiary of the Corporation. Three of these cases have been tried. A total of $241,000 in compensatory damages and $4 million in punitive damages were awarded to three plaintiffs in the first two cases (Simmons and Ferguson) with respect to certain claims. The jury found in favor of the Corporation with respect to a fourth plaintiff. The Corporation appealed both judgments. On July 8, 1993, in the third Mississippi dioxin case tried, the jury returned a verdict in favor of the Corporation on all counts. The plaintiffs have filed a notice of appeal. The Mississippi Supreme Court heard oral arguments in Simmons and Ferguson on March 21, 1994. At February 16,
1995, no decision on these appeals have been issued.
     In early 1994 two dioxin cases pending in federal court in Mississippi were voluntarily dismissed with prejudice by the plaintiffs. On September 1, 1994, the circuit court judge to whom almost all the remaining Mississippi dioxin cases have been assigned lifted a stay which he had entered pending the Supreme Court's decision in Simmons and Ferguson. None of such cases pending against the Corporation have yet been set for trial.

     Although there can be no assurances as to the ultimate outcome of the approximately 220 suits pending against the Corporation for alleged discharges of dioxin, based on the opinions of counsel the Corporation believes that substantial grounds exist for reversal of the judgments in Simmons and Ferguson, and that it has meritorious defenses to the remaining lawsuits.
Suit has been filed against the mill's insurance carriers seeking a declaratory judgment to the effect that these dioxin claims are covered by various insurance policies issued to the Corporation.
     The Corporation and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. The Corporation currently is defending claims of approximately
27,300 such plaintiffs and anticipates that additional suits or claims will be filed against it over the next several years. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by the Corporation. In many cases the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure.
     The Corporation generally resolves asbestos cases by voluntary dismissal or settlement for amounts it considers reasonable given the facts and circumstances of each case. The amounts it has paid in settlement have been substantially covered by product liability insurance, and the Corporation believes that it has insurance available in amounts adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Corporation also anticipates that equivalent amounts of insurance will be available with respect to the disposition of suits and claims that may be filed against the Corporation in the future, but there can be no assurance in this regard. The Corporation has established reserves for liabilities and legal defense costs for these suits and claims in amounts it believes are probable and reasonably estimable. It also has recorded a receivable for expected insurance recoveries with respect to pending suits and claims.
     Although the ultimate outcome of these environmental matters and legal proceedings cannot be determined with certainty, based on presently available information management believes that adequate reserves have been established for probable losses with respect thereto and that such ultimate outcome, after taking such reserves into account, will not have a material adverse effect on the consolidated financial position of the Corporation.

NOTE 11.  RELATED PARTY TRANSACTIONS
The Corporation is a 50% partner in a joint venture (GA-MET) with Metropolitan Life Insurance Company (Metropolitan). GA-MET owns and operates the Corporation's office headquarters complex in Atlanta, Georgia. The Corporation accounts for its investment in GA-MET under the equity method.
     At December 31, 1994, GA-MET had an outstanding mortgage loan payable to Metropolitan in the amount of $158 million. The note bears interest at 9-1/2%, requires monthly payments of principal and interest through 2011 and is secured by the land and building of the Atlanta headquarters complex. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Corporation with respect to this guarantee is considered remote.

NOTE 12.  UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

                                   First Quarter*    Second Quarter*       Third Quarter*    Fourth Quarter*
                                ----------------------------------------------------------------------------
(Millions, except
 per share amounts)               1994      1993      1994      1993      1994      1993      1994      1993
- ------------------------------------------------------------------------------------------------------------
Net sales                       $2,942    $2,937    $3,187    $3,197    $3,267    $2,975    $3,342    $3,178
Gross profit (net sales
 minus cost of sales)              610       678       605       618       747       621       895       605
Income (loss) before
 extraordinary item
 and accounting change**            56        41        14         5        87       (28)      169       (36)
Net income (loss)**                 40        41        14        (3)       87       (36)      169       (36)
Income (loss) per share
 before extraordinary
 item and accounting
 change                            .63       .47       .16       .06       .98      (.33)     1.89      (.41)
Net income (loss)
 per share                         .45       .47       .16      (.03)      .98      (.42)     1.89      (.41)
Dividends declared per
 common share                      .40       .40       .40       .40       .40       .40       .40       .40
Price range of common stock
 High                            77.25     69.50     67.00     69.25     79.00     64.13     78.50     75.00
 Low                             63.00     55.00     56.75     56.38     60.00     59.25     66.13     59.00
- -------------------------------------------------------------------------------------------------------------

 * Certain 1994 and 1993 quarterly amounts have been reclassified to conform with fourth quarter 1994 presentation.
** Includes after-tax gains (losses) primarily related to asset divestitures of $33 million in the 1994 first quarter, $(3) million in the 1993 first quarter and $10 million in the 1993 third quarter.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Georgia-Pacific Corporation:
     We have audited the accompanying balance sheets of Georgia-Pacific Corporation (a Georgia corporation) and subsidiaries as of December 31, 1994 and 1993 and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Pacific Corporation and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.
     As explained in Note 7 to the financial statements, effective January 1, 1992, the Corporation changed its method of accounting for income taxes.



/s/ Arthur Andersen LLP
- -----------------------
Arthur Andersen LLP
Atlanta, Georgia
February 16, 1995

REPORT ON MANAGEMENT'S RESPONSIBILITIES

Management of Georgia-Pacific Corporation is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and the estimates and judgments upon which certain amounts in the financial statements are based. Management is also responsible for preparing the other financial information included in this annual report. In our opinion, the financial statements on the preceding pages have been prepared in conformity with generally accepted accounting principles, and the other financial information in this annual report is consistent with the financial statements.
     Management is also responsible for establishing and maintaining a system of internal control over financial reporting, which encompasses policies, procedures and controls directly related to, and designed to provide reasonable assurance as to, the reliability of the published financial statements. An independent evaluation of the system is performed by the Corporation's internal audit staff in order to confirm that the system is adequate and operating effectively. The Corporation's independent public accountants also consider certain elements of the internal control system in order to determine their auditing procedures for the purpose of expressing an opinion on the financial statements. Management has considered any significant recommendations regarding the internal control system which have been brought to its attention by the internal audit staff or independent public accountants and has taken steps it deems appropriate to maintain a cost-effective internal control system. The Audit Committee of the Board of Directors, consisting of independent directors, provides oversight to the financial reporting process. The Corporation's internal auditors and independent public accountants meet regularly with the Audit Committee to discuss financial reporting and internal control issues and have full and free access to the Audit Committee.
     There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can vary over time due to changes in conditions.
     Management believes that as of December 31, 1994, the internal control system over financial reporting is adequate and effective in all material respects.


/s/ James E. Terrell
- --------------------
James E. Terrell
Vice President and Controller

/s/ John F. McGovern
- --------------------
John F. McGovern
Senior Vice President - Finance and Chief Financial Officer

/s/ A. D. Correll
- -----------------
A. D. Correll
Chairman and Chief Executive Officer


February 16, 1995

SELECTED FINANCIAL DATA -- OPERATIONS
Georgia-Pacific Corporation and Subsidiaries
CASH DIVIDENDS TO EARNINGS
Cash dividends declared (common and preferred) divided by net income (loss).

EARNINGS TO INTEREST
Income (loss) from continuing operations before income taxes, extraordinary items and accounting changes plus interest expense divided by total interest cost (interest expense plus capitalized interest). In the 1994, 1993, 1992, 1991 and 1990 calculations, respectively, $33 million, $29 million, $35 million, $59 million and $48 million cost of the accounts receivable sale program was included in interest expense.

CASH FLOW TO INTEREST
Cash provided by continuing operations plus interest expense divided by total interest cost (interest expense plus capitalized interest). In the 1993, 1991 and 1990 calculations, respectively, cash provided by continuing operations excludes $(100) million, $(50) million and $850 million from the accounts receivable sale program. In the 1994, 1993, 1992, 1991 and 1990 calculations, respectively, the $33 million, $29 million, $35 million, $59 million and $48 million cost of accounts receivable sale program was included in interest expense.

EFFECTIVE INCOME TAX RATE
Provision (benefit) for income taxes divided by income (loss) from continuing operations before income taxes, extraordinary items and accounting changes.


                                                                Year ended December 31
- -----------------------------------------------------------------------------------------------------------
(Dollar amounts, except per share,
 and shares are in millions)               1994      1993      1992      1991      1990*     1989      1988
- -----------------------------------------------------------------------------------------------------------
Operations
Net sales                               $12,738   $12,287   $11,847   $11,524   $12,665   $10,171    $9,509
- -----------------------------------------------------------------------------------------------------------
Costs and expenses
 Cost of sales                            9,881     9,765     9,397     9,164     9,738     7,621     7,452
 Selling, general and administrative      1,143     1,196     1,170     1,137       951       689       632
 Depreciation and depletion                 746       764       789       724       699       514       450
 Interest                                   453       513       565       584       606       260       197
 Other (income) loss                        (57)       26         -      (344)      (48)        -         -
- -----------------------------------------------------------------------------------------------------------
Total costs and expenses                 12,166    12,264    11,921    11,265    11,946     9,084     8,731
- -----------------------------------------------------------------------------------------------------------
Income (loss) from continuing
 operations before unusual items,
 income taxes, extraordinary
 items and accounting changes               572        23       (74)      259       719     1,087       778
Unusual items                                 -         -         -         -         -         -         -
Provision (benefit) for income taxes        246        41       (14)      293       354       426       311
- -----------------------------------------------------------------------------------------------------------
Income (loss) from continuing
 operations before extraordinary
 items and accounting changes               326       (18)      (60)      (34)      365       661       467
(Loss) from discontinued
 operations, net of taxes                     -         -         -         -         -         -         -
Extraordinary items and accounting
 changes, net of taxes                      (16)      (16)      (64)     (108)        -         -         -
- -----------------------------------------------------------------------------------------------------------
Net income (loss)                       $   310   $   (34)  $  (124)  $  (142)  $   365   $   661    $  467
===========================================================================================================
Cash provided by continuing
 operations**                           $   829   $   489   $   868   $   630   $ 1,223   $ 1,358    $  865
===========================================================================================================
Other statistical data
Per common share
 Income (loss) from continuing
  operations before extraordinary
  items and accounting changes          $  3.66   $  (.21)  $  (.69)  $  (.40)  $  4.28   $  7.42    $ 4.76
 (Loss) from discontinued
  operations                                  -         -         -         -         -         -         -
 Extraordinary items and accounting
  changes                                  (.18)     (.18)     (.74)    (1.25)        -         -         -
- -----------------------------------------------------------------------------------------------------------
 Net income (loss)                      $  3.48   $  (.39)  $ (1.43)  $ (1.65)  $  4.28   $  7.42    $ 4.76
===========================================================================================================
 Dividends declared                     $  1.60   $  1.60   $  1.60   $  1.60   $  1.60   $  1.45    $ 1.25
Average shares of common stock
 outstanding                               89.1      87.7      86.4      85.8      85.3      89.1      98.1
Shares of common stock outstanding
 at year-end                               90.5      90.3      88.1      87.4      86.7      86.7      94.8
Cash dividends to earnings                 44.5%      100%+     100%+     100%+    38.1%     19.7%     26.3%
Earnings to interest                        2.1       1.0       0.9       1.4       2.0       5.0       4.4
Cash flow to interest                       2.7       1.9       2.4       1.9       2.7       5.9       4.8
Effective income tax rate                  43.0%    178.3%    (18.9)%   113.1%     49.2%     39.2%     40.0%
===========================================================================================================


                                                 Year ended December 31
- -----------------------------------------------------------------------------
(Dollar amounts, except per share,
 and shares are in millions)               1987      1986      1985      1984
- -----------------------------------------------------------------------------
Operations
Net sales                                $8,603    $7,223    $6,716    $6,682
- -----------------------------------------------------------------------------
Costs and expenses
 Cost of sales                            6,777     5,783     5,553     5,441
 Selling, general and administrative        583       511       431       426
 Depreciation and depletion                 387       339       310       282
 Interest                                   124       138       132       156
 Other (income) loss                          -         -         -         -
- -----------------------------------------------------------------------------
Total costs and expenses                  7,871     6,771     6,426     6,305
- -----------------------------------------------------------------------------
Income (loss) from continuing
 operations before unusual items,
 income taxes, extraordinary
 items and accounting changes               732       452       290       377
Unusual items                                66        33        19        19
Provision (benefit) for income taxes        340       189       102       143
- -----------------------------------------------------------------------------
Income (loss) from continuing
 operations before extraordinary
 items and accounting changes               458       296       207       253
(Loss) from discontinued
 operations, net of taxes                     -         -       (30)     (134)
Extraordinary items and accounting
 changes, net of taxes                        -         -        10         -
- -----------------------------------------------------------------------------
Net income (loss)                        $  458    $  296    $  187    $  119
=============================================================================
Cash provided by continuing
 operations**                            $  781    $  575    $  771    $  509
=============================================================================
Other statistical data
Per common share
 Income (loss) from continuing
  operations before extraordinary
  items and accounting changes          $  4.23   $  2.70   $  1.84   $  2.28
 (Loss) from discontinued
  operations                                  -         -      (.29)    (1.31)
 Extraordinary items and accounting
  changes                                     -         -       .10         -
- -----------------------------------------------------------------------------
 Net income (loss)                      $  4.23   $  2.70   $  1.65   $   .97
=============================================================================
 Dividends declared                     $  1.05   $   .85   $   .80   $   .70
Average shares of commong stock
 outstanding                              107.5     104.1     103.0     102.2
Shares of common stock outstanding
 at year-end                              104.7     107.3     103.2     102.5
Cash dividends to earnings                 25.1%     32.8%     49.7%     71.4%
Earnings to interest                        6.9       4.2       2.7       3.3
Cash flow to interest                       6.8       4.9       5.6       4.0
Effective income tax rate                  42.6%     39.0%     33.0%     36.1%
=============================================================================


 * The results of Great Northern Nekoosa Corporation and its subsidiaries have been included beginning on March 9, 1990.
** Excludes the accounts receivable sale program.

SELECTED FINANCIAL DATA -- FINANCIAL POSITION, END OF YEAR
Georgia-Pacific Corporation and Subsidiaries
BOOK VALUE PER COMMON SHARE
Shareholders' equity minus the unamortized discount on redeemable preferred stock, divided by shares of common shock outstanding as of the end of the year.

TOTAL DEBT TO CAPITAL, BOOK BASIS
Total debt divided by the sum of total debt, deferred income taxes, other long-term liabilities, redeemable preferred stock and shareholders' equity as of the end of the year. Total debt includes bank overdrafts, commercial paper and short-term notes, current portion of long-term debt, long-term debt and accounts receivable sold.

TOTAL DEBT TO CAPITAL, MARKET BASIS
Total debt divided by the sum of total debt and the market value of shareholders' equity as of the end of the year. Total debt includes bank overdrafts, commercial paper and short-term notes, current portion of long-term debt and accounts receivable sold. The value of shareholders' equity is the market price of common stock multiplied by the number of common stock shares outstanding.

CURRENT RATIO
Current assets divided by current liabilities as of the end of the year.

                                                                Year ended December 31
- -----------------------------------------------------------------------------------------------------------
(Dollar amounts, except per share,
 and shares are in millions)               1994      1993      1992      1991      1990*     1989      1988
- -----------------------------------------------------------------------------------------------------------
Financial position, end of year
Current assets                          $ 1,862   $ 1,646   $ 1,607   $ 1,562   $ 1,766    $1,829    $1,892
Timber and timberlands, net               1,363     1,381     1,402     1,377     1,630     1,246     1,289
Property, plant and equipment, net        5,488     5,448     5,831     5,567     6,341     3,691     3,723
Net assets of discontinued operations         -         -         -         -         -         -         -
Goodwill                                  1,773     1,832     1,891     1,949     2,042        91       101
Other assets                                242       238       181       174       284       202       113
- -----------------------------------------------------------------------------------------------------------
Total assets                             10,728    10,545    10,912    10,629    12,063     7,059     7,118
- -----------------------------------------------------------------------------------------------------------
Current liabilities                       2,325     2,064     2,452     2,722     2,535       924     1,013
Long-term debt                            3,904     4,157     4,019     3,743     5,218     2,336     2,514
Other long-term liabilities                 825       827       731       633       407       241       168
Deferred income taxes                     1,054     1,095     1,202       795       928       841       788
Redeemable preferred stock                    -         -         -         -         -         -         -
- -----------------------------------------------------------------------------------------------------------
Shareholders' equity                    $ 2,620   $ 2,402   $ 2,508   $ 2,736   $ 2,975    $2,717    $2,635
- -----------------------------------------------------------------------------------------------------------
Working capital                         $  (463)  $  (418)  $  (845)  $(1,160)  $  (769)   $  905    $  879
- -----------------------------------------------------------------------------------------------------------


Other statistical data
Capital expenditures (including
 acquisitions)**                        $   894   $   467   $   384   $   528   $ 3,789    $  499    $1,552
Capital expenditures (excluding
 acquisitions)**                            894       467       384       528       866       493       711
Per common share
 Market price: High                       79.00     75.00     72.00     60.25     52.13     62.00     42.88
               Low                        56.75     55.00     48.25     36.25     25.38     36.63     30.75
               Year-end                   71.50     68.75     62.38     53.63     37.25     48.50     36.88
 Book value                               28.95     26.60     28.47     31.30     34.31     31.35     27.79
Total debt to capital, book basis          56.0%     57.0%     57.0%     60.1%     63.6%     40.1%     44.1%
Total debt to capital, market basis        46.9%     48.0%     51.7%     57.2%     69.9%     37.7%     44.8%
Current ratio                                .8        .8        .7        .6        .7       2.0       1.9
===========================================================================================================


                                                 Year ended December 31
- -----------------------------------------------------------------------------
(Dollar amounts, except per share,
 and shares are in millions)               1987      1986      1985      1984
- -----------------------------------------------------------------------------
Financial position, end of year
Current assets                           $1,729    $1,420    $1,291    $1,406
Timber and timberlands, net                 915       844       804       840
Property, plant and equipment, net        3,048     2,691     2,606     2,270
Net assets of discontinued operations         -         -        11       158
Goodwill                                     92         -         -         -
Other assets                                 90       160       154       111
- -----------------------------------------------------------------------------
Total assets                              5,874     5,115     4,866     4,785
- -----------------------------------------------------------------------------
Current liabilities                         996       837       631       640
Long-term debt                            1,298       893     1,257     1,383
Other long-term liabilities                 156       125        69        34
Deferred income taxes                       744       695       606       503
Redeemable preferred stock                    -       113       156       190
- -----------------------------------------------------------------------------
Shareholders' equity                     $2,680    $2,452    $2,147    $2,035
- -----------------------------------------------------------------------------
Working capital                          $  733    $  583    $  660    $  766
- -----------------------------------------------------------------------------


Other statistical data
Capital expenditures (including
 acquisitions)**                         $  825    $  482    $  642    $  710
Capital expenditures (excluding
 acquisitions)**                            550       444       624       403
Per common share
 Market price: High                       52.75     41.25     27.38     25.75
               Low                        22.75     24.75     20.50     18.00
               Year-end                   34.50     37.00     26.50     25.00
 Book value                               25.59     22.70     20.59     19.58
Total debt to capital, book basis          31.4%     26.3%     32.0%     35.7%
Total debt to capital, market basis        31.2%     23.3%     33.9%     37.4%
Current ratio                               1.7       1.7       2.0       2.2
=============================================================================


 * The financial position of Great Northern Nekoosa Corporation and its subsidiaries has been included beginning March 1990.
** Represents additions, at cost, to property, plant and equipment and timber and timberlands.

SALES AND OPERATING PROFITS BY INDUSTRY SEGMENT
Georgia-Pacific Corporation and Subsidiaries

                                                                  Year ended December 31
- ------------------------------------------------------------------------------------------------------------
(Millions)                                    1994               1993               1992              1991
- ------------------------------------------------------------------------------------------------------------
Net sales
Building products
 Wood panels                            $ 3,159   25%      $ 2,913   24%      $ 2,543   22%     $ 2,097   18%
 Lumber                                   2,720   21         2,672   22         2,055   17        1,819   16
 Chemicals                                  334    3           267    2           240    2          223    2
 Gypsum products                            320    3           236    2           216    2          222    2
 Roofing                                    157    1           180    1           185    2          183    2
 Other                                      871    7           799    7           873    7          861    7
- ------------------------------------------------------------------------------------------------------------
                                          7,561   60         7,067   58         6,112   52        5,405   47
- ------------------------------------------------------------------------------------------------------------
Pulp and paper
 Containerboard and packaging             2,185   17         1,902   15         2,001   17        2,008   17
 Communication papers                     1,310   10         1,195   10         1,070    9        1,134   10
 Tissue                                     740    6           713    6           682    6          664    6
 Market pulp                                772    6           579    5           681    6          645    6
 Paper distribution and envelopes            35    -           748    6         1,208   10        1,218   10
 Other                                       96    1            51    -            69    -          420    4
- ------------------------------------------------------------------------------------------------------------
                                          5,138   40         5,188   42         5,711   48        6,089   53
- ------------------------------------------------------------------------------------------------------------
Other operations                             39    -            32    -            24    -           30    -
- ------------------------------------------------------------------------------------------------------------
Continuing operations                   $12,738  100%      $12,287  100%      $11,847  100%     $11,524  100%
============================================================================================================

Operating results*
Building products                       $   989   81%      $   973  126%      $   691  100%     $   344   32%
Pulp and paper                              171   14          (187) (24)           (8)  (1)         362   34
Other operations                             10    -            10    1             9    1           17    2
Other income (loss)**                        57    5           (26)  (3)            -    -          344   32
- ------------------------------------------------------------------------------------------------------------
Continuing operations                   $ 1,227  100%      $   770  100%      $   692  100%     $ 1,067  100%
============================================================================================================


                                                                  Year ended December 31
- ------------------------------------------------------------------------------------------------------------
(Millions)                                  1990***              1989               1988              1987
- ------------------------------------------------------------------------------------------------------------
Net sales
Building products
 Wood panels                            $ 2,296   18%      $ 2,488   24%       $2,442   26%      $2,355   28%
 Lumber                                   1,966   16         2,109   21         2,134   22        2,002   23
 Chemicals                                  247    2           253    3           241    2          189    2
 Gypsum products                            270    2           299    3           305    3          361    4
 Roofing                                    192    2           194    2           189    2          194    2
 Other                                      952    7           745    7           718    8          654    8
- ------------------------------------------------------------------------------------------------------------
                                          5,923   47         6,088   60         6,029   63        5,755   67
- ------------------------------------------------------------------------------------------------------------
Pulp and paper
 Containerboard and packaging             2,440   19         1,578   15         1,433   15        1,246   15
 Communication papers                     1,360   11           983   10           796    8          621    7
 Tissue                                     719    6           679    7           590    6          539    6
 Market pulp                                779    6           728    7           533    6          314    4
 Paper distribution and envelopes         1,027    8             -    -             -    -            -    -
 Other                                      377    3            74    1            84    1           90    1
- ------------------------------------------------------------------------------------------------------------
                                          6,702   53         4,042   40         3,436   36        2,810   33
- ------------------------------------------------------------------------------------------------------------
Other operations                             40    -            41    -            44    1           38    -
- ------------------------------------------------------------------------------------------------------------
Continuing operations                   $12,665  100%      $10,171  100%       $9,509  100%      $8,603  100%
============================================================================================================

Operating results*
Building products                       $   423   29%      $   533   36%       $  428   41%      $  533   58%
Pulp and paper                              979   67           917   63           616   58          383   41
Other operations                             17    1            15    1            10    1           10    1
Other income (loss)**                        48    3             -    -             -    -            -    -
- ------------------------------------------------------------------------------------------------------------
Continuing operations                   $ 1,467  100%      $ 1,465  100%       $1,054  100%      $  926  100%
============================================================================================================

                                                       Year ended December 31
- ------------------------------------------------------------------------------------------
(Millions)                                    1986               1985               1984
- ------------------------------------------------------------------------------------------
Net sales
Building products
 Wood panels                             $1,864   26%       $1,666   25%       $1,637   25%
 Lumber                                   1,676   23         1,434   21         1,461   22
 Chemicals                                  155    2           173    3           186    3
 Gypsum products                            375    5           377    6           360    5
 Roofing                                    230    3           260    4           268    4
 Other                                      553    8           560    8           540    8
- ------------------------------------------------------------------------------------------
                                          4,853   67         4,470   67         4,452   67
- ------------------------------------------------------------------------------------------
Pulp and paper
 Containerboard and packaging             1,029   15         1,037   15           909   13
 Communication papers                       461    6           356    5           445    7
 Tissue                                     502    7           514    8           507    8
 Market pulp                                221    3           157    2           225    3
 Paper distribution and envelopes             -    -             -    -             -    -
 Other                                       68    1            70    1            25    -
- ------------------------------------------------------------------------------------------
                                          2,281   32         2,134   31         2,111   31
- ------------------------------------------------------------------------------------------
Other operations                             89    1           112    2           119    2
- ------------------------------------------------------------------------------------------
Continuing operations                    $7,223  100%       $6,716  100%       $6,682  100%
==========================================================================================

Operating results*
Building products                        $  500   73%       $  391   86%       $  379   63%
Pulp and paper                              146   22            29    6           202   34
Other operations                             35    5            35    8            20    3
Other income (loss)**                         -    -             -    -             -    -
- ------------------------------------------------------------------------------------------
Continuing operations                    $  681  100%       $  455  100%       $  601  100%
==========================================================================================


 * Operating results are before income taxes, interest, cost of accounts receivable sale program, general corporate expenses, unusual items, extraordinary items and accounting changes.
** Other income (loss) includes a net $57 million pretax gain in 1994, a net
   $26 million pretax loss in 1993, a net $344 million pretax gain in 1991 and a net $48 million pretax gain in 1990 primarily resulting from asset divestitures. If these amounts had been included in segment operating profits, pulp and paper operating profits would have been $204 million in 1994, $(213) million in 1993, $546 million in 1991 and $939 million in 1990;
   building products operating profits would have been $1,013 million in 1994, $504 million in 1991 and $511 million in 1990.
***Sales and operating profits of Great Northern Nekoosa Corporation and its subsidiaries have been included beginning on March 9, 1990.

OPERATING STATISTICS
Georgia-Pacific Corporation and Subsidiaries

                                   As of December 31, 1994                      Production
- -----------------------------------------------------------------------------------------------------------
                                      Number of    Annual
                                     Facilities  Capacity      1994      1993      1992      1991      1990*
- -----------------------------------------------------------------------------------------------------------
Pulp and paper
Paper (t.tons)
 Containerboard and packaging
  Linerboard and medium                       4     2,941     3,105     3,030     2,889     2,936     3,139
  Other paperboard                            5       678       646       567       526       522       544
  Kraft paper                                 2       342       345       343       377       358       354
 Communication papers                         7     2,184     2,064     2,119     2,002     1,994     1,780
 Tissue                                       5       588       586       594       576       556       553
 Groundwood papers                            -         -         -         -         -       603       531
Market pulp, shipments (t.tons)               6     1,938     1,977     1,940     1,829     1,793     1,667
- -----------------------------------------------------------------------------------------------------------
Total paper and market pulp                  29     8,671     8,723     8,593     8,199     8,762     8,568
===========================================================================================================

Converting
 Corrugated packaging (t.tons)               38     2,618     2,327     2,065     1,917     1,816     2,225
 Tissue (t.tons)                              6       615       544       543       521       491       497
 Other                                       11
- -----------------------------------------------
Total paper, market pulp and converting      84
===============================================

Building products
Wood panels
 Softwood plywood (3/8") (m.sq.ft.)          16     5,299     5,445     5,462     5,133     4,968     5,395
 Hardwood plywood (sm) (m.sq.ft.)             2       600       448       477       458       424       437
 Hardboard (1/8") (m.sq.ft.)                  8     1,397     1,365     1,388     1,330     1,202     1,203
 Particleboard (3/4") (m.sq.ft.)              9     1,382     1,190     1,089       977       932       984
 Oriented strand board (3/8") (m.sq.ft.)      4     1,031     1,028     1,045     1,011       851       969
 Panelboard (1/8") (m.sq.ft.)                 1       379       378       366       365       332       344
 Softboard (1/2") (m.sq.ft.)                  1       250       241       247       234       237       252
 Medium-density fiberboard (3/4")
   (m.sq.ft.)                                 1       100        95        98        92        79        88
Lumber (m.bd.ft.)                            41     2,763     2,523     2,580     2,568     2,570     2,674
Moulding (m.bd.ft.)                           2        21        17        21        23        22        36
Gypsum board (m.sq.ft.)                      10     3,063     2,786     2,409     2,112     1,955     2,309
Roofing**-shingles (t.squares)                -         -       959     7,274     7,447     7,775     7,674
Formaldehyde (m.lbs.)                        14     2,066     2,006     1,809     1,614     1,540     1,547
Thermosetting resins (m.lbs.)                16     3,013     2,926     2,761     2,571     2,377     2,470
Other                                        14
- -----------------------------------------------
Total building products                     139
===============================================
Distribution centers                        134

Other operations                              2
===============================================
Resources (as of December 31)
North American timberlands (t.acres)
 Owned                                                        5,732     5,821     5,942     5,969     8,203***
 Controlled                                                     681       681       707       922     1,047***
===========================================================================================================

                                                                           Production
- -----------------------------------------------------------------------------------------------------------
                                                     1989      1988      1987      1986      1985      1984
- -----------------------------------------------------------------------------------------------------------
Pulp and paper
Paper (t.tons)
 Containerboard and packaging                       1,419     1,297     1,318     1,146       976       740
  Linerboard and medium                               555       458       393       368       368       374
  Other paperboard                                    350       356       348       394       452       529
  Kraft paper                                       1,161       970       868       731       552       574
 Communication papers                                 519       511       490       496       476       486
 Tissue                                                 -         -         -         -         -         -
 Groundwood papers                                  1,194       870       718       611       587       629
Market pulp, shipments (t.tons)
- -----------------------------------------------------------------------------------------------------------
Total paper and market pulp                         5,198     4,462     4,135     3,746     3,411     3,332
===========================================================================================================

Converting
 Corrugated packaging (t.tons)                      1,258     1,270     1,205     1,102     1,025       874
 Tissue (t.tons)                                      467       462       446       437       432       422
 Other
- ---------------------------------------
Total paper, market pulp and converting
=======================================
Distribution centers

Building products
Wood panels
 Softwood plywood (3/8") (m.sq.ft.)                 5,341     5,545     5,050     4,706     4,414     4,443
 Hardwood plywood (sm) (m.sq.ft.)                     420       456       357       335       311       343
 Hardboard (1/8") (m.sq.ft.)                        1,203     1,198     1,159       349       368       361
 Particleboard (3/4") (m.sq.ft.)                    1,062     1,004       695       425       410       381
 Oriented strand board (3/8") (m.sq.ft.)              873       793       652       525       173        96
 Panelboard (1/8") (m.sq.ft.)                         318       330       295       248       290       311
 Softboard (1/2") (m.sq.ft.)                          242       238       231       241       239       243
 Medium-density fiberboard (3/4") (m.sq.ft.)           74        62        59        75        76        69
Lumber (m.bd.ft.)                                   2,426     2,324     1,956     1,784     1,684     1,650
Moulding (m.bd.ft.)                                    29        30        30         8         -         -
Gypsum board (m.sq.ft.)                             2,403     2,406     2,620     2,473     2,495     2,412
Roofing**-shingles (t.squares)                      8,106     7,155     6,976     7,361     7,789     7,539
Formaldehyde (m.lbs.)                               1,454     1,394     1,309     1,233     1,188     1,169
Thermosetting resins (m.lbs.)                       2,372     2,362     2,136     1,805     1,650     1,527
Other
- ---------------------------------------
Total building products
=======================================
Distribution centers

Other operations
=======================================
Resources (as of December 31)
North American timberlands (t.acres)
 Owned                                              5,430     5,480     4,910     4,700     4,760     4,920
 Controlled                                           670     1,010       670       530       480       480
===========================================================================================================


     sm = surface measure basis
     t = thousands
     m = millions

     The Corporation has 221 manufacturing facilities in the United States, one recycled-paper mill and one particle board plant in Canada, and two wood moulding manufacturing facilities in Mexico.
  * The production of Great Northern Nekoosa facilities has been included beginning on March 9, 1990.
 **  Roofing operations were sold in February, 1994.
*** Excludes 540,000 fee acres and 98,000 controlled acres of timberland sold in January 1991.

INVESTOR INFORMATION

CORPORATE HEADQUARTERS
Georgia-Pacific Center, 133 Peachtree Street, N.E.
Atlanta, Georgia 30303

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

TRANSFER AGENT AND REGISTRAR
First Chicago Trust Company of New York
Post Office Box 2500
Jersey City, New Jersey 07303-2500

SHAREHOLDER INFORMATION
For shareholder information, contact the Transfer Agent and Registrar, First Chicago Trust Company of New York, at Post Office Box 2500, Jersey City, New Jersey 07303-2500, or telephone (201) 324-0498.
     Registered G-P shareholders are eligible to participate in the G-P Dividend Reinvestment Plan. For information on the Plan, contact the Plan agent, First Chicago Trust Company of New York, Post Office Box 2500, Jersey City, New
Jersey 07303-2500.
     Number of shareholders of record at December 31, 1994: 44,000.

FINANCIAL INFORMATION
A copy of the Georgia-Pacific 1994 Annual Report to the Securities and Exchange Commission on Form 10-K will be supplied without charge. Annual Statistical Updates are also available. Requests for financial information should be directed to: Investor Relations, Georgia-Pacific Corporation, P.O. Box 105605, Atlanta, Georgia 30348, or telephone (404) 652-5555

Georgia-Pacific is an equal opportunity employer.

Photo Description:
Georgia-Pacific would like to thank the employees of the Monticello, Georgia, and Leaf River, Mississippi, mills for their cooperation and participation in telling the company's story this year.

(c)1995 Georgia-Pacific Corporation.  All rights reserved.
ANGEL SOFT, SPARKLE, CORONET, MD, DELTA, HOPPER and KIANA are registered trademarks and PROTERRA and FLECKS are trademarks of Georgia-Pacific Corporation.

Printed on Georgia-Pacific papers:
Cover -- Hopper(r) Kiana(r) Smooth White 100 lb. cover
Text -- Hopper(r) Kiana(r) Smooth White 80 lb. text
Proterra (tm) Flecks (tm) Stucco 70 lb. text

Design:  Samata Associates
Principal Photography:  Marc Norberg
Typography:  Fine Print Typography, Inc.
Lithography:  George Rice & Sons
Lithography in the United States of America