Form 10-K405, Exhibit 13
period 1995-12-31
GEORGIA PACIFIC CORP
filed 1996-03-15
CIK 41077

EXHIBIT 13

HIGHLIGHTS
Georgia-Pacific Corporation and Subsidiaries

(Dollar amounts, except per share,
 and shares are in millions)                       1995      1994
-------------------------------------------------------------------
Net sales                                       $14,292   $12,738

Income before extraordinary item and
 cumulative effect of accounting
 change                                           1,018       326

Income per share before extraordinary
 item and cumulative effect
 of accounting change                             11.29      3.66

Cash provided by operations*                      1,660       842

Capital expenditures                              1,339       894

Cash dividends paid                                 173       145

Total assets at year end                         12,335    10,864

Total debt at year end**                          5,591     5,721

Total debt to capital at year end,
 book basis                                        49.3%     56.0%

Total debt to capital at year end,
 market basis                                      47.2%     46.9%
-------------------------------------------------------------------
Cash dividends paid per share of
 common stock                                   $  1.90   $  1.60

Market price per share of common
 stock at year end                              $ 68.63   $ 71.50

Shares of common stock outstanding
 at year end                                       91.3      90.5
-------------------------------------------------------------------




 * Excludes the accounts receivable sale program.
** Includes the proceeds from the accounts receivable sale program under the assumption that at the end of the program the proceeds will be replaced by debt.



BUILDING PRODUCTS
    Georgia-Pacific is the leading manufacturer and distributor of building products in the United States. The Corporation produces plywood, oriented strand board and other wood panels, lumber, gypsum wallboard, chemicals and other products at 140 facilities in the United States and one in Canada.
   Exports for this segment in 1995 were $188 million. Our largest export markets are in the Caribbean and Europe. We also have building products sales offices in the United Kingdom, the Netherlands and Japan.
   Our building products business is affected primarily by the level of housing starts; the level of repairs, remodeling and additions; industrial markets; commercial building activity; the availability and cost of financing; and changes in industry capacity.
   Although building products sales remained strong in 1995, profit margins were squeezed by year-over-year double-digit increases in wood fiber costs. Prices for pine sawtimber used for plywood increased 13 percent, while prices for pine chip-n-saw used for lumber increased 10 percent. An overall slowdown in the economy, a decline in housing starts and increased availability of Canadian lumber imports also reduced our profits.
   Our building products plants are extensively involved in many continuous improvement initiatives. For instance, increased automation in our plywood plants is improving product quality, increasing efficiency, reducing costs and allowing us to further penetrate the growing industrial, export and do-it-yourself markets. In the softwood lumber division, where fiber costs account for more than 60 percent of finished Southern pine lumber, we continue to upgrade our electronic scanning equipment to optimize the yields from each log. In 1995 alone, we achieved a 2 percent fiber recovery improvement. In addition, our particleboard and medium-density fiberboard operations have been focusing on increasing product quality and reducing unit costs simultaneously by reducing process variation. Measuring against 1994, these efforts produced a 2 percent reduction in waste, a 13 percent improvement in product quality and a 1 percent improvement in wood and resin usage rate.


DISTRIBUTION.   Georgia-Pacific is the leading wholesaler of building products in the U.S. The Distribution Division continued initiatives to change its organizational, logistical and information systems to improve customer service, grow the business and reduce costs. When fully implemented in late 1996, the Division's integrated network will link sales centers, triads (large urban distribution centers), bulk distribution centers and field service representatives.
   To supplement Georgia-Pacific's production and to offer customers a broader line of building products, we also purchase products from other manufacturers. In 1995, these purchases totaled $2.7 billion.


WOOD PANELS.   The largest producer of structural wood panels in the United
States, Georgia-Pacific accounts for about 20 percent of domestic capacity. Our 16 softwood plywood plants and five oriented strand board plants can produce 6.7 billion square feet of panels annually. We devote approximately 60 percent of our plywood production to specialty applications such as decorative siding, sanded plywood and concrete forms.
   Oriented strand board (OSB) is a non-veneered structural panel made from strands of wood arranged in layers and bonded with resin. OSB serves many of the same uses as plywood, including roof decking, sidewall sheathing and floor underlayment.
   Georgia-Pacific is also a major producer of manufactured board products for many industrial and construction applications. Twenty-two mills manufacture hardboard, particleboard, panelboard, softboard and medium-density fiberboard from logs, sawdust, shavings and chips. Applications for manufactured board include furniture, cabinets, housing, fixtures and other industrial products.
   Capital investment in the building products segment during 1995 included approximately $110 million for the construction of two oriented strand board plants in Virginia and West Virginia, and the construction of a medium-density fiberboard plant in Canada. These projects have a total expected cost of approximately $250 million. The West Virginia project was completed in 1995 and the remaining two projects will be completed during 1996.
   Although 1995 average structural panel prices were slightly higher than 1994 prices, profit margins for this business were lower as a result of higher wood costs.

LUMBER.   The second-largest lumber producer in the United States, the
Corporation annually manufactures about 2.4 billion board feet -- approximately 5 percent of domestic lumber production. Most of our 40 lumber mills are located in the South. Products include Southern pine, a variety of Appalachian and Southern hardwoods, cypress, redwood, cedar, spruce, Western pine, Douglas fir and pressure-treated Southern pine.
   Demand for the Corporation's engineered lumber products has increased rapidly in recent years, primarily as a result of the reduced availability and higher prices of conventional wide-dimension lumber. Laminated veneer lumber
(LVL) and wood I-joists -- made from veneer, oriented strand board and sawn lumber -- can be designed to meet the precise performance requirements of roofing and flooring systems.
   Average lumber prices in 1995 were approximately 13 percent below 1994 averages which, combined with higher wood costs, resulted in a significant decline in profit margins for this business.

GYPSUM PRODUCTS.   Georgia-Pacific's 10 gypsum board plants have an annual
capacity of 3.3 billion square feet, making G-P the third-largest producer of gypsum products in the U.S. Gypsum products include wallboard, fire-door cores, industrial plaster and joint compound. The Corporation owns gypsum reserves of approximately 118 million recoverable tons, an estimated 46-year supply at current production rates.
   During 1995 the Corporation reached definitive agreements with Domtar Inc. to purchase Domtar's gypsum business, which has a total annual capacity of 4.1 billion square feet in North America. The acquisition is subject to all customary antitrust approvals and is targeted for completion in the spring of 1996.

CHEMICALS.   Georgia-Pacific is the forest products industry's leading supplier of resins, adhesives and specialty chemicals, shipping more than 3.4 billion pounds of thermosetting resins and pulp and paper chemicals annually from its 18 resin plants to company mills and outside customers. The Corporation also produces chemicals for use in many other industries. During the fourth quarter of 1995, two U.S. resin facilities were purchased from Dyno Industrier, A.S.

FOREST RESOURCES.   Georgia-Pacific owns or has cutting rights on more than 6
million acres of timber and timberlands in the United States and Canada. Approximately 70 percent of company timber is in the South, 20 percent in the East and 10 percent in the West. Timber holdings include pines and hardwoods in the South and Southeast; Douglas fir, hemlock and other species in the Pacific Northwest; redwood, Douglas fir, true firs and Western pines in Northern California; and numerous species of hardwoods and softwoods in Maine, West Virginia and Wisconsin. These timberlands and other timber controlled through long-term contracts supply a significant part of Georgia-Pacific's wood fiber requirements.

PULP AND PAPER
    Georgia-Pacific produces containerboard and packaging, communication papers, market pulp and packaged products at 83 facilities in the United
States and one in Canada. The Corporation's combined 8.9 million tons of pulp, paper and paperboard capacity represent approximately 8 percent of the United States' total annual capacity. Exports for the pulp and paper segment in 1995 were $1.2 billion, consisting primarily of market pulp and containerboard.
   Markets for Georgia-Pacific's pulp and paper products are affected primarily by changes in industry capacity, the level of economic growth in U.S. and export markets, and fluctuations in currency exchange rates.
   Prices for Georgia-Pacific's pulp and paper products reached peak levels during 1995. Toward the end of the year, however, both prices and demand declined significantly. Inventory volume in this segment grew by approximately 65 percent year-over-year, despite the fact that during the fourth quarter of 1995 the Corporation reduced production by 200,000 tons by taking downtime at its mills.
   High customer and producer inventories, in addition to slow economic growth and rising industry capacity, resulted in declining order volumes and significant price pressure in the fourth quarter. Furthermore, the Corporation believes that there will be significant weakness in demand and lower prices for at least the first half of 1996 compared with 1995.
   Year-end 1995 marked the successful completion of our two-year real productivity initiative in the pulp and paper segment. The program began by evaluating each step in the production process and identifying opportunities for efficiency gains and waste reduction. We excluded uncontrollable variables, such as price changes and cost inflation, in our effort to measure the "real" gains. The 1994 gain was 6 percent and the 1995 gain was 4 percent. These efforts have resulted in sustainable improvements in the way we operate our assets. Furthermore, in 1996 we implemented a new, three-year mill improvements plan which is based on the Economic Value Added (EVA(R)) principles being used by the entire Corporation.

CONTAINERBOARD AND PACKAGING.   Georgia-Pacific produces containerboard,
corrugated containers and packaging, bleached paperboard and kraft paper. The Corporation is the second-largest producer of containerboard in the United States. Annual capacity at Georgia-Pacific's four containerboard mills totals 3 million tons, representing approximately 10 percent of U.S. capacity. Georgia-Pacific is the largest U.S. supplier of containerboard to independent converters. Approximately 70 percent of its containerboard production is used by the Corporation's corrugated packaging plants. Georgia-Pacific sells the remainder to independent converters in the United States, Central America and the Far East. During 1995, the Corporation exported 298,000 tons of containerboard.
   In addition to standard corrugated containers, our packaging plants manufacture many specialty packaging products. These include double- and triple-wall boxes, bulk bins, water-resistant packaging, and high-finish and preprinted packaging for point-of-sale displays. Georgia-Pacific's Technology and Development Center, located in Norcross, Georgia, uses the latest technology to design and test packaging for our customers.
   Georgia-Pacific can produce 400,000 tons of bleached paperboard each year for use in frozen food containers, food service items and other products. The Corporation annually produces and sells to independent converters over 300,000 tons of kraft paper, primarily for specialty kraft and multiwall bags.
   Capital investment in 1995 included approximately $160 million for improvements at the Corporation's Toledo, Oregon, and Big Island, Virginia, containerboard mills. These improvements have a total cost of approximately $240 million, are expected to be completed in mid-1996 and will result in increased production, higher product quality and lower per unit production costs.
   Average prices in 1995 for Georgia-Pacific's containerboard products were approximately 45 percent higher than 1994 averages. The actual net prices peaked in the second quarter of 1995 but then declined over 15 percent by year end. Increasing inventories, a slowing economy and capacity additions put pressure on prices and volumes during the second half of the year.

COMMUNICATION PAPERS.   The Corporation is the second-largest producer of
communication papers in the United States. Also known as uncoated free-sheet, communication papers are used in office reprographics and commercial printing, business forms, stationery, tablets, envelopes and checks. Georgia-Pacific's seven uncoated free-sheet paper mills have a combined annual capacity of 2.2 million tons, approximately 16 percent of U.S. capacity.
   Prices for communication papers continued their recovery throughout the third quarter of 1995 to record levels. Average prices in 1995 were approximately 50 percent higher than 1994 averages. Driven largely by high customer inventories, however, prices were down nearly 10 percent below their peak levels by the end of the year.

MARKET PULP.   As the world's second-largest market pulp producer, Georgia-
Pacific owns six mills with a combined annual capacity of 2.1 million tons, approximately 18 percent of domestic capacity. The Corporation produces Southern softwood, Southern hardwood and Northern hardwood pulps for use in the manufacture of many paper grades. Georgia-Pacific also is a major supplier of fluff pulp and other specialty pulps. Fluff pulp is used primarily in the manufacture of disposable diapers and other sanitary items. Demand continues to grow for these products, particularly in developing countries.
   Georgia-Pacific exports approximately 65 percent of its market pulp, primarily to Europe, Asia and Latin America.
   Market pulp prices increased rapidly throughout the first three quarters and early in the fourth quarter of 1995. Average prices for Georgia-Pacific's pulp were approximately 70 percent higher in 1995 than in 1994. But waning demand and rising worldwide inventories put pressure on volumes and forced prices down nearly 10 percent from their peak levels by year end.

TISSUE.   Georgia-Pacific ranks fifth among U.S. producers of packaged products
(including bath tissue, paper towels and napkins), with approximately 9 percent of the industry's capacity. Five mills annually manufacture approximately 600,000 tons of tissue. The Corporation sells most of its consumer products under the brand names Angel Soft,(R) Sparkle,(R) Coronet,(R) MD(R) and Delta(R) through major retailers of food and general merchandise. Georgia-Pacific also produces commercial tissue products for industrial, food service, office, hotel and hospital markets.
   Demand for tissue products tends to be relatively stable through economic cycles. Competition in the industry is intense. However, unlike Georgia-Pacific's other major pulp and paper grades, prices for tissue continued to increase throughout 1995.

ENVIRONMENT
Good environmental stewardship is critical to ensuring that Georgia-Pacific remains a strong, profitable company. For this reason, the Corporation has placed an emphasis on protecting the environment while at the same time using our natural resources responsibly to make the paper and building products on which our nation and our world depend.
   Georgia-Pacific continues to demonstrate leadership in this area through its actions and accomplishments. The Corporation's environmental policy is set at the highest management levels. Georgia-Pacific's Environmental Policy Committee regularly reports to the board of directors on environmental issues that affect the Corporation.
   In addition, Georgia-Pacific has adopted a comprehensive set of principles to guide the Company's performance in protecting the environment. These principles cover four main areas -- management focus, conservation and sustainable use of resources, protection of health and the environment, and community awareness. They commit Georgia-Pacific operations to a steady, long-term course of environmental protection and improvement.
   To support these principles, Georgia-Pacific has set specific, measurable goals covering every facet of the Corporation's operations. These goals have designated timetables for completion.
   At Georgia-Pacific, management focus on the environment means environmental stewardship is everyone's job. To ensure compliance with company policies and government laws and regulations, environmental audits are performed regularly at all facilities and forestry operations. Each business unit must have a strategic environmental plan and participate in environmental training.
   Georgia-Pacific's principles supporting conservation and sustainable use of resources cover such key concerns as sustainable forest management, conservation of natural resources and energy efficiency. In each of these categories, the Corporation is taking the necessary steps to make its operations consistent with the values of sustainable use.
   Implementation of companywide initiatives to expand and support pollution prevention reflects this forward-looking commitment. Georgia-Pacific's efforts in this area focus on reducing environmental impacts through source reduction; improving processes and products; and increasing reuse, recovery and recycling.
   To date, Georgia-Pacific has identified approximately $140 million in savings from pollution prevention projects -- more than 1 percent of the Corporation's operating costs.
   As the manager of more than 6 million acres of forestlands in North America, Georgia-Pacific continues to play a major leadership role in the practice of sustainable forestry. In 1995, for example, the Corporation began implementing a comprehensive 11-point Forest Resources Environmental Strategy that reflects Georgia-Pacific's commitment to protecting the broad resource values associated with its forests.
   Georgia-Pacific's environmental principles also include protection of health and the environment. This affirms the Corporation's commitment to maintaining clean and safe operations; protecting employee safety and health; pursuing waste reduction; and encouraging scientific and technological innovation.
   A fourth focus of the principles is promoting community awareness. These principles ensure that community involvement, response to public concerns and voluntary disclosure -- including regular environmental progress reports -- are fixtures at Georgia-Pacific.
   At the end of 1996, the Corporation will publish its second Environmental and Safety Report to update Georgia-Pacific's progress in meeting its established environmental and safety goals.
   One of the goals accomplished in 1995 was the implementation of an environmental excellence awards program. This program recognizes the Corporation's best environmental leadership efforts in the areas of environmental stewardship, pollution prevention, community service, and scientific research and technological innovation. In addition, the Chairman's Award for Environmental Excellence is presented to the facility that exemplifies overall environmental excellence. In 1995, 27 finalists and six winners were selected from a field of more than 150 entries.
   Ultimately, Georgia-Pacific's long-range effort to pursue environmental leadership should result in increased manufacturing efficiencies, reduced operating costs and fewer penalties. By linking actions and accomplishments to realistic environmental goals, Georgia-Pacific believes it can effectively add value for the shareholder.
   For a copy of Georgia-Pacific's 1996 Environmental and Safety Report, which will be available in the fourth quarter, please write to: Corporate Communications, Dept. GS, P.O. Box 105605, Atlanta, GA 30348.


MANAGEMENT'S DISCUSSION AND ANALYSIS
Georgia-Pacific Corporation and Subsidiaries

1995 COMPARED WITH 1994
The Corporation reported consolidated net sales of $14.3 billion in 1995 compared with $12.7 billion in 1994. Net income in 1995 was $1,018 million, a significant increase from $310 million in 1994 which included a $33 million (37 cents per share) net after-tax gain primarily from asset sales, an $11 million (12 cents per share) after-tax extraordinary loss from the early retirement of debt and a $5 million (6 cents per share) one-time after-tax charge for an accounting change.
   The Corporation's building products segment reported net sales of $7.3 billion and operating profits of $669 million in 1995. Net sales and operating profits in 1994 were $7.6 billion and $989 million, respectively. Return on sales decreased to 9.2% in 1995 from 13.1% in 1994. Average lumber prices in 1995 were approximately 13 percent below 1994 averages which, combined with higher wood costs, resulted in a significant decline in profit margins for this business. Although average structural panels prices were slightly higher than 1994 average prices, margins for this business were also lower as a result of higher wood costs.
   Several factors impacted the building products business, including an overall slowdown in the economy, a decline in housing starts and an increase in the availability of lower-priced Canadian lumber. In addition, demand for building products was weaker in 1995 as evidenced by a decline in shipments for the Corporation's structural panels and lumber businesses both during the second half of 1995 and for fiscal year 1995 compared with 1994. The Corporation expects an extended period of lower prices in its lumber and structural panels busineses.



SELECTED INDUSTRY SEGMENT DATA

                                  Year ended December 31
                              ------------------------------
(Millions)                       1995       1994        1993
-------------------------------------------------------------
Net sales
 Building products            $ 7,299    $ 7,561    $  7,067
 Pulp and paper                 6,943      5,138       5,188
 Other operations                  50         39          32
-------------------------------------------------------------
Total net sales               $14,292    $12,738    $ 12,287
=============================================================
Operating profits
 Building products            $   669    $   989    $    973
 Pulp and paper                 1,611        171        (187)
 Other operations                  10         10          10
 Other income (loss)                -         57         (26)
-------------------------------------------------------------
Total operating profits         2,290      1,227         770
 General corporate expense       (161)      (169)       (205)
 Interest expense                (395)      (453)       (513)
 Cost of accounts receivable
  sale program                    (37)       (33)        (29)
 Provision for income taxes      (679)      (246)        (41)
-------------------------------------------------------------
Income (loss) before
 extraordinary item and
 accounting change              1,018        326         (18)
Extraordinary item,
 net of taxes                       -        (11)        (16)
Cumulative effect of
 accounting change,
 net of taxes                       -         (5)          -
-------------------------------------------------------------
Net income (loss)             $ 1,018    $   310    $    (34)
=============================================================
Per share:
 Income (loss) before
  extraordinary item and
  accounting change           $ 11.29    $  3.66    $   (.21)
 Extraordinary item,
  net of taxes                      -       (.12)       (.18)
 Cumulative effect of
  accounting change,
  net of taxes                      -       (.06)          -
-------------------------------------------------------------
 Net income (loss)            $ 11.29    $  3.48    $   (.39)
=============================================================




Finally, profits for the Corporation's distribution business were lower than 1994, primarily because of costs associated with initiatives to change and improve certain administrative and logistical processes in this business. The Corporation incurred expenses of approximately $70 million for these improvements during 1995, of which $17 million was accrued at December 31, 1995. These expenses accounted for much of the increase in selling, general and administrative expenses in 1995 compared with 1994. The Corporation currently expects to incur additional expenses of approximately $35 million in 1996. The timing of the recognition of these expenses is dependent on future events, and accordingly could be material to the Corporation's building products segment results in any given quarter, but are not expected to be material to the Corporation's consolidated financial results in any given quarter. Capital expenditures for this project are primarily related to the acquisition and construction of new facilities and systems and are projected to be approximately $400 million, excluding proceeds from facility sales. Approximately $145 million of that amount has already been invested.
   The Corporation's pulp and paper segment reported an increase in net sales to $6.9 billion in 1995 from $5.1 billion in 1994. Operating profits also increased to $1.6 billion in 1995 compared with $171 million in 1994. Return on sales in 1995 was 23.2 %, up significantly from 3.3 % in 1994, primarily as a result of much higher prices for most of the Corporation's pulp and paper products. Average pulp prices in 1995 were approximately 70 percent higher than 1994 averages; average containerboard prices were approximately 45 percent higher than year ago levels; and average communication papers prices were approximately 50 percent higher than 1994 averages.
   The Corporation experienced a significant decline towards the end of 1995 in both demand and prices for many of its pulp and paper products. Although year-to-year comparisons showed higher average prices in 1995, prices for containerboard finished 1995 at their lowest level for the year. In addition, prices for market pulp and communication papers began to fall during the fourth quarter. Shipment volume also declined for these products during the second half of the year. The Corporation believes that there will be significant weaknesses in demand and lower prices for most of its pulp and paper products for at least the first half of 1996 compared with 1995.
   Inventory volume grew in 1995 by approximately 65 percent, primarily in the areas of market pulp, containerboard and communication papers. The Corporation reduced production by 200,000 tons by taking downtime at its mills in the fourth quarter of 1995 and expects to take more downtime in 1996 to reduce inventory.
   In 1994, the Corporation recognized a net pretax gain of approximately $57 million ($33 million after taxes) primarily from the sale of five roofing plants and its envelope manufacturing business.
   The Corporation's interest expense and cost of accounts receivable sale program were a combined $432 million in 1995 compared with $486 million in 1994. The 11.1 percent decrease in expense is primarily attributable to an increase in capitalized interest in 1995 compared with 1994. In addition, debt levels were lower in 1995 compared with 1994 and $450 million in interest rate exchange agreements expired in 1995 which had effectively fixed the rates on a portion of the Corporation's variable rate debt at levels above current interest rates.
   The Corporation reported income before income taxes of $1,697 million and a tax provision of $679 million for the year ended December 31, 1995 compared with pretax income before extraordinary item, accounting change and asset sales of $515 million and an income tax provision of $222 million for the year ended December 31, 1994. The effective tax rate used to calculate the provision for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.


LIQUIDITY AND CAPITAL RESOURCES
OPERATING ACTIVITIES.   The Corporation generated cash from operations of $1,660
million during 1995 which excludes $350 million used to reduce the accounts receivable sale program. The Corporation's cash provided by operations in 1994 was $842 million. Cash provided by operations increased in 1995 compared with 1994 primarily due to higher average prices for most of the Corporation's pulp and paper products.

INVESTING ACTIVITIES.   Capital expenditures during 1995 were $1.3 billion which
included $599 million in the pulp and paper segment, $582 million in the building products segment, $80 million for timber and timberlands and $78 million of other. Capital expenditures in 1994 were $894 million. During 1996, the Corporation expects to invest approximately $1.0 billion, including approximately $685 million for projects started prior to 1996. In addition, the Corporation announced in November 1995 that it had reached definitive agreements with Domtar Inc. to purchase Domtar's gypsum wallboard business for $350 million in cash. Domtar's gypsum business includes nine U.S. and four Canadian wallboard manufacturing plants, three joint compound plants, an industrial plaster plant and a gypsum paperboard plant. The acquisition is subject to all customary antitrust and regulatory approvals and is expected to be completed during the first quarter of 1996.
   Capital expenditures in the pulp and paper segment included approximately $160 million for improvements at the Corporation's Toledo, Oregon, and Big Island, Virginia, containerboard mills which are expected to be completed in mid-1996. These improvements have a total expected cost of approximately $240 million and will result in increased production, higher product quality and lower per unit production costs.
   Capital expenditures in the building products segment included approximately $110 million for the construction of two oriented strand board plants in Virginia and West Virginia, and the construction of a medium-density-fiberboard plant in Canada. These projects have a total expected cost of approximately $250 million. The West Virginia project was completed in 1995 and the remaining two projects will be completed during 1996.
   During 1995, the Corporation invested $125 million for pollution control and abatement. The Corporation's 1996 capital expenditure budget currently includes approximately $170 million for environmental-related projects. Certain other capital projects which are being undertaken for the primary reasons of improving financial returns or safety will also include expenditures for pollution control.
   The Corporation expects to increase its environmental capital expenditures over the next several years to conform its operations to increasingly stringent standards for compliance with air, water and solid and hazardous waste regulations. In December 1993, the Environmental Protection Agency (EPA) proposed regulations known as the "Cluster Rule" to implement portions of the Clean Air Act of 1990 and the Clean Water Act applicable to pulp and paper facilities. The Corporation is evaluating the potential impact of such proposed regulations and the possible changes to the Corporation's capital expenditures over the next several years. Based on preliminary estimates, the Corporation could be required to invest up to $425 million during the 1996-1999 period to comply with the regulations if they are issued as anticipated. The ultimate financial impact of the regulations cannot be predicted with any reasonable certainty at this time and will depend on several factors, including possible changes in the proposed regulations and new developments in control process technology. There is also a possibility that the implementation deadline of 1999 in the proposed regulations will be extended for portions of the requirements. The final rules are currently expected to be promulgated in 1996.

FINANCING ACTIVITIES.   During 1995, the Corporation restructured some of its
short-term borrowings to extend the maturity of the debt portfolio. At December 31, 1995, the Corporation's total debt was $5.6 billion which included $350 million for the accounts receivable sale program. Total debt decreased from $5.7 billion at December 31, 1994 in the following areas: $547 million in commercial paper and short-term notes; $350 million in the accounts receivable sale program; and $11 million in bank overdrafts. The decreases were offset by an increase in long-term debt of $778 million.
   During 1995, the Corporation issued $750 million of Debentures and $247 million of Industrial Revenue Bonds.
   At December 31, 1995, the Corporation had outstanding borrowings of approximately $628 million under certain Industrial Revenue Bonds, approximately $247 million of which were entered into during 1995 at variable interest rates. Approximately $110 million from the issuance of these bonds is being held by trustees and is restricted for the construction of certain capital projects. Amounts held by trustees are classified as noncurrent assets in the accompanying balance sheet.
   During 1995, the Corporation redeemed approximately $203 million of its outstanding debt. The after-tax loss on this redemption was less tha $1 million. During 1994, the Corporation prepaid approximately $221 million in principal of its outstanding debt, resulting in an after-tax extraordinary loss of $11 million (12 cents per share).
   In September 1995, the Corporation sold certain of its assets for $354 million and agreed to lease the assets back from the purchaser over a period of 30 years. Under the agreement with the purchaser, the Corporation will maintain a deposit (initially in the amount of $322 million) which together with interest earned is expected to be sufficient to fund the Corporation's lease obligation, including the repurchase of assets at the end of the term. This transaction is being accounted for as a financing arrangement. At December 31, 1995, the Corporation recorded on its balance sheet an asset for the deposit from the sale of $305 million and a liability for the lease obligation of $346 million, of each of which approximately $16 million was recorded as a current asset and a current liability.
   The Corporation has a $1.5 billion unsecured revolving credit facility which is used for direct borrowings and as support for commercial paper and other short-term borrowings. As of December 31, 1995, $1.2 billion of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
   At December 31, 1995, the Corporation's weighted average interest rate on its total debt was 8.0% including the $350 million accounts receivable sale program and outstanding interest rate exchange agreements. At December 31, 1995, these interest rate exchange agreements effectively converted $496 million of floating rate obligations with a weighted average interest rate of 5.9% to fixed rate obligations with an average effective interest rate of approximately 9.0%. These agreements have a weighted average maturity of approximately 3.1 years. As of December 31, 1995, the Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by $1,061 million. Interest rate exchange agreements of $450 million expired in 1995.
   As of January 31, 1996, the Corporation had registered for sale up to $250 million of debt securities under a shelf registration statement filed with the Securities and Exchange Commission.
   In August 1995, the board of directors authorized management to make purchases of the Corporation's common stock on the open market or in private transactions so long as the Corporation's debt, including the accounts receivable sale program, remained below $5.5 billion. During the year ended December 31, 1995, the Corporation purchased and retired 618,000 shares of its common stock at an aggregate price of $47 million on the open market.
   In 1996, the Corporation expects its cash flow from operations, together with proceeds from any asset sales and available financing sources, to be sufficient to fund planned capital investments, pay dividends and make scheduled debt payments.

OTHER.   In March 1995, the Financial Accounting Standards Board issued
Financial Accounting Standard Number 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, as well as for long-lived assets and certain identifiable intangibles to be disposed of. The Corporation will be required to adopt the new Standard in the 1996 first quarter. Based on a preliminary evaluation of this Standard's requirements, the Corporation does not expect its effect to be material to the Corporation's consolidated financial position.
   The Corporation employs approximately 47,500 people. The majority are members of unions. Georgia-Pacific considers its relationship with its employees to be good. Sixty-one union contracts are subject to negotiation and renewal in 1996, including three at large paper facilities.
   For a discussion of commitments and contingencies, see Note 10 of the Notes to Financial Statements.

1994 COMPARED WITH 1993
Net sales of $12.7 billion for the year ended December 31, 1994 were 3.7 percent higher than 1993 net sales. The Corporation reported net income of $310 million for the year ended December 31, 1994 compared with a net loss of $34 million in 1993. The 1994 results included a $33 million (37 cents per share) net after-tax gain primarily from the sales of the envelope manufacturing and roofing businesses, an $11 million (12 cents per share) after-tax extraordinary loss from the early retirement of debt and a $5 million (6 cents per share) one-time after-tax charge for an accounting change. The 1993 results included a $16 million (18 cents per share) after-tax extraordinary loss from the early retirement of debt and a net after-tax gain of $7 million (8 cents per share) on the sale of the Corporation's paper distribution business.
   The building products segment reported an increase in net sales and operating profits for the year ended December 31, 1994 compared with 1993, primarily due to higher prices for most building products. Net sales were $7.6 billion in 1994 compared with net sales of $7.1 billion in 1993, an increase of
7.0 percent. Operating profits were $989 million in 1994 compared with profits of $973 million in 1993. Return on sales decreased to 13.1% in 1994 from 13.8% in 1993, primarily due to higher wood costs.
   Prices for the Corporation's softwood lumber and plywood products averaged approximately 7 percent and 6 percent higher, respectively, than prices in 1993. In addition, 1994 prices for oriented strand board and gypsum products were up over 1993 levels. The price increases were offset by a rise in wood costs compared with 1993, particularly for plywood and softwood lumber. Wood costs in both these areas increased approximately 18 percent in 1994 from 1993 levels. Prices for all of these products ended the year at levels higher than the 1994 averages.
   Demand for building products was stronger in 1994 due in part to an improved economy and an increase in housing starts compared with 1993.
   The Corporation's pulp and paper segment reported net sales of $5.1 billion for the year ended December 31, 1994, a slight decrease from net sales of $5.2 billion for 1993. Excluding the net sales attributable to the Corporation's paper distribution and envelope manufacturing businesses (sold in 1993 and 1994), net sales increased 14.9 percent to $5.1 billion in 1994 from $4.4 billion in 1993. Pulp and paper segment operating profits of $171 million were reported for 1994 compared with an operating loss of $187 million for 1993.
   The profits for the pulp and paper segment increased significantly in 1994, primarily as a result of higher prices for most of the Corporation's pulp and paper products, particularly market pulp, containerboard and communication papers. Average market pulp prices increased more than $100 per ton compared with 1993 averages; average containerboard prices increased by more than $50 per ton compared with 1993 averages; and average communication papers prices were approximately $15 per ton higher than 1993 averages. Prices for all of these products ended the year at levels higher than the 1994 averages.
   Improved demand in 1994, due in part to stronger growth in U.S. and world economies, had a positive impact on prices in the pulp and paper segment. Inventories were lower than 1993 levels for most products, and at the end of 1994 many customers were on allocation.
   In 1994, the Corporation recognized a net pretax gain of approximately $57 million ($33 million after taxes) primarily from the sale of five roofing plants and its envelope manufacturing business. In 1993, the Corporation recognized a pretax loss of $26 million ($7 million gain after taxes) related to the sale of its paper distribution business. These amounts are reflected as other income
(loss) in the accompanying statements of income.
   General corporate expense decreased 17.6 percent to $169 million in 1994 from $205 million in 1993. The decrease was primarily attributable to compensation programs tied to the Corporation's common stock price.
   The Corporation's interest expense and cost of accounts receivable sale program were a combined $486 million, a decrease of 10.3 percent compared with $542 million in 1993. Lower expense in 1994 was primarily the result of the expiration of $800 million in interest rate exchange agreements which had effectively fixed the rates on a portion of the Corporation's variable rate debt.
   Excluding asset sales, the Corporation reported pretax income before extraordinary item and accounting change of $515 million and an income tax provision of $222 million for the year ended December 31, 1994 compared with pretax income before extraordinary item of $49 million and an income tax provision of $74 million for the year ended December 31, 1993. The effective tax rate used to calculate the provision for income taxes for both periods was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.
   Effective January 1, 1994, the Corporation adopted Financial Accounting Standard Number 112 (FAS 112), "Employers' Accounting for Postemployment Benefits." FAS 112 requires accrual-basis recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The adoption of FAS 112 resulted in a one-time, after-tax charge of $5 million (6 cents per share) in the 1994 first quarter.


STATEMENTS OF INCOME
Georgia-Pacific Corporation and Subsidiaries

                                      Year ended December 31
                                    ---------------------------
(Millions, except per
 share amounts)                       1995      1994      1993
---------------------------------------------------------------
Net sales                          $14,292   $12,738   $12,287
---------------------------------------------------------------
Costs and expenses
 Cost of sales                      10,037     9,787     9,684
 Selling, general and
  administrative                     1,401     1,237     1,277
 Depreciation and depletion            762       746       764
 Interest                              395       453       513
 Other (income) loss                     -       (57)       26
---------------------------------------------------------------
Total costs and expenses            12,595    12,166    12,264
---------------------------------------------------------------
Income before income taxes,
 extraordinary item and
 accounting change                   1,697       572        23
Provision for income taxes             679       246        41
---------------------------------------------------------------
Income (loss) before
 extraordinary item and
 accounting change                   1,018       326       (18)
Extraordinary item - loss
 from early retirement of
 debt, net of taxes                      -       (11)      (16)
Cumulative effect of
 accounting change,
 net of taxes                            -        (5)        -
---------------------------------------------------------------
Net income (loss)                  $ 1,018   $   310   $   (34)
===============================================================
Per share:
 Income (loss) before
  extraordinary item and
  accounting change                $ 11.29   $  3.66   $  (.21)
 Extraordinary item - loss
  from early retirement of
  debt, net of taxes                     -      (.12)     (.18)
 Cumulative effect of
  accounting change,
  net of taxes                           -      (.06)        -
---------------------------------------------------------------
 Net income (loss)                 $ 11.29   $  3.48   $  (.39)
===============================================================
Average number of shares
 outstanding                          90.2      89.1      87.7
===============================================================


The accompanying notes are an integral part of these financial statements.


STATEMENTS OF CASH FLOWS
Georgia-Pacific Corporation and Subsidiaries

                                                 Year ended December 31
                                              --------------------------
(Millions)                                      1995      1994      1993
-------------------------------------------------------------------------
Cash provided by (used for)
 operations
 Net income (loss)                            $1,018    $  310    $  (34)
 Adjustments to reconcile net income
  (loss) to cash provided by operations:
  Depreciation                                   707       695       711
  Depletion                                       55        51        53
  Deferred income tax benefit                    (33)      (33)     (104)
  Amortization of goodwill                        59        59        59
  Stock compensation programs                     20        (4)       53
  Gain on sales of assets                        (18)      (14)      (32)
  Amortization of debt issue costs,
   discounts and premiums                          4        10         7
  Other (income) loss                              -       (57)       26
  Cumulative effect of accounting
   change, net of taxes                            -         5         -
  (Decrease) in accounts receivable
    sale program                                (350)        -      (100)
  (Increase) in receivables                      (47)     (203)      (74)
  (Increase) in inventories                     (237)      (44)      (93)
  Change in other working capital                 32        40        40
  Increase (decrease) in taxes payable            26       (12)     (158)
  Change in other assets and other
   long-term liabilities                          74        39        42
-------------------------------------------------------------------------
Cash provided by operations                    1,310       842       396
-------------------------------------------------------------------------
Cash provided by (used for)
 investing activities
 Capital expenditures
  Property, plant and equipment               (1,259)     (850)     (421)
  Timber and timberlands                         (80)      (44)      (46)
-------------------------------------------------------------------------
 Total capital expenditures                   (1,339)     (894)     (467)
 Increase in cash restricted for
  capital expenditures                           (90)      (13)       (7)
 Proceeds from sales of assets                    59       249       260
 Other                                             1        (4)        5
-------------------------------------------------------------------------
Cash (used for) investing activities          (1,369)     (662)     (209)
-------------------------------------------------------------------------
Cash provided by (used for)
 financing activities
 Common stock repurchased                        (47)        -         -
 Proceeds from option plan exercises              27         -         -
 Repayments of long-term debt                   (228)     (333)     (576)
 Additions to long-term debt                   1,004        53       511
 Fees paid to issue debt                          (8)        -        (5)
 Increase (decrease) in bank overdrafts          (11)       39        52
 Increase (decrease) in commercial paper
  and other short-term notes                    (547)      218       (41)
 Cash dividends paid                            (173)     (145)     (142)
-------------------------------------------------------------------------
Cash provided by (used for)
 financing activities                             17      (168)     (201)
-------------------------------------------------------------------------
Increase (decrease) in cash                      (42)       12       (14)
 Balance at beginning of year                     53        41        55
-------------------------------------------------------------------------
 Balance at end of year                       $   11    $   53    $   41
=========================================================================



The accompanying notes are an integral part of these financial statements.





BALANCE SHEETS
Georgia-Pacific Corporation and Subsidiaries

                                              December 31
                                            -------------

(Millions, except shares
 and per share amounts)                    1995      1994
----------------------------------------------------------
Assets
Current assets
 Cash                                   $    11   $    53
----------------------------------------------------------
 Receivables, less allowances
   of $25 and $28                           949       552
----------------------------------------------------------
 Inventories
  Raw materials                             526       390
  Finished goods                            896       809
  Supplies                                  283       275
  LIFO reserve                             (259)     (265)
----------------------------------------------------------
  Total inventories                       1,446     1,209
----------------------------------------------------------
 Deferred income tax assets                 123       136
----------------------------------------------------------
 Other current assets                        66        34
----------------------------------------------------------
Total current assets                      2,595     1,984
----------------------------------------------------------
Timber and timberlands, net               1,374     1,363
----------------------------------------------------------
Property, plant and equipment
 Land and improvements                      305       246
 Buildings                                1,122     1,066
 Machinery and equipment                 10,551     9,881
 Construction in progress                   598       307
----------------------------------------------------------
 Total property, plant and
  equipment, at cost                     12,576    11,500
 Accumulated depreciation                (6,563)   (6,012)
----------------------------------------------------------
Property, plant and equipment, net        6,013     5,488
----------------------------------------------------------
Goodwill, net                             1,714     1,773
----------------------------------------------------------
Other assets                                639       256
----------------------------------------------------------
Total assets                            $12,335   $10,864
==========================================================




                                              December 31
                                            -------------

                                           1995      1994
----------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
 Bank overdrafts, net                   $   201   $   212
 Commercial paper and
  other short-term notes                    321       868
 Current portion of
  long-term debt                             15        37
 Accounts payable                           644       603
 Accrued compensation                       218       182
 Accrued interest                            87        89
 Other current liabilities                  276       334
----------------------------------------------------------
Total current liabilities                 1,762     2,325
----------------------------------------------------------
Long-term debt, excluding
  current portion                         4,704     3,904
----------------------------------------------------------
Other long-term liabilities               1,203       825
----------------------------------------------------------
Deferred income tax liabilities           1,147     1,190
----------------------------------------------------------

Commitments and contingencies

Shareholders' equity
 Common stock, par value $.80;
  150,000,000 shares authorized;
  91,308,000 and 90,466,000
  shares issued                              73        72
 Additional paid-in capital               1,267     1,220
 Retained earnings                        2,227     1,382
 Long-term incentive plan
  deferred compensation                     (24)      (39)
 Other                                      (24)      (15)
----------------------------------------------------------
Total shareholders' equity                3,519     2,620
----------------------------------------------------------
Total liabilities and
 shareholders' equity                   $12,335   $10,864
==========================================================




The accompanying notes are an integral part of these financial statements.


STATEMENTS OF SHAREHOLDERS' EQUITY
Georgia-Pacific Corporation and Subsidiaries

(Millions, except shares and per share amounts)                   Long-
                                                                   term
                                                              incentive
                                                 Add-              plan
                                              itional          deferred
Common stock                           Common paid-in Retained  compen-
shares issued                  Total    stock capital earnings   sation  Other
--------------------------------------------------------------------------------
           Balance at
             December 31,
88,111,000    1992            $2,508  $  70    $1,094   $1,393   $ (39) $ (10)
           Net loss              (34)     -         -      (34)      -      -
           Cash dividends
             declared -
             $1.60 per
             common share       (142)     -         -     (142)      -      -
           Common stock
             issued:
             Stock option
   107,000    plans                7      -         7        -       -      -
             Employee
              stock
              purchase
 1,575,000    plans               55      1        54        -       -      -
             Long-term
              incentive
   476,000    plan                26      -        43        -     (17)     -
           Other                 (18)     -         4        -       -    (22)
--------------------------------------------------------------------------------
           Balance at
             December 31,
90,269,000    1993             2,402     71     1,202    1,217     (56)   (32)
           Net income            310      -         -      310       -      -
           Cash dividends
             declared -
             $1.60 per
             common share       (145)     -         -     (145)      -      -
           Common stock
             issued:
             Stock option
    97,000    plans                7      -         7        -       -      -
             Employee
               stock
              purchase
    49,000    plan                 3      -         3        -       -      -
             Long-term
              incentive
    51,000    plan                24      1         6        -      17      -
           Other                  19      -         2        -       -     17
--------------------------------------------------------------------------------
            Balance at
             December 31,
90,466,000    1994             2,620     72     1,220    1,382     (39)   (15)
           Net income          1,018      -         -    1,018       -      -
           Cash dividends
             declared -
             $1.90 per
             common share       (173)     -         -     (173)      -      -
           Common stock
             issued:
             Stock option
              plans and
               directors
    485,000   plan                41      -        41        -       -      -
             Employee
              stock
              purchase
   991,000    plans               57      1        56        -       -      -
             Long-term
              incentive
   (16,000)    plan               12      -        (3)       -      15      -
           Common
             stock
  (618,000)  repurchased         (47)     -       (47)       -       -      -
           Other                  (9)     -         -        -       -     (9)
--------------------------------------------------------------------------------
           Balance at
             December 31,
91,308,000    1995            $3,519  $  73    $1,267   $2,227   $ (24) $ (24)
===========================================================================

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION   The consolidated financial statements include the
accounts of Georgia-Pacific Corporation and subsidiaries (the Corporation). All significant intercompany balances and transactions are eliminated in consolidation.

REVENUE RECOGNITION   The Corporation recognizes revenue when title to the
goods sold passes to the buyer, which is generally at the time of shipment.

INCOME (LOSS) PER SHARE   Income (loss) per share is computed based on net
income (loss) and the weighted average number of common shares outstanding (net of restricted stock). The effects of assuming issuance of common shares under long-term incentive, stock option and stock purchase plans were either insignificant or antidilutive. The number of shares used in the income (loss) per share computations were 90,214,000 in 1995, 89,069,000 in 1994 and 87,711,000 in 1993.

INVENTORY VALUATION   Inventories are valued at the lower of average cost or
market and include the costs of materials, labor and manufacturing overhead.
The last-in, first-out (LIFO) dollar value pool method was used to determine the cost of approximately 61% and 53%, respectively, of inventories at December 31, 1995 and 1994.

PROPERTY, PLANT AND EQUIPMENT   Property, plant and equipment are recorded at
cost. Lease obligations for which the Corporation assumes or retains substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized and the replaced properties are retired. Replacements of minor components of property and repair and maintenance costs are charged to expense as incurred.
   Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Useful lives are 25 years for land improvements, 20 to 45 years for buildings and 3 to 20 years for machinery and equipment. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts and any gain or loss is included in income.
     The Corporation capitalizes interest on projects when construction takes considerable time and entails major expenditures. Such interest is charged to the property, plant and equipment accounts and amortized over the approximate life of the related assets. Interest capitalized, expensed and paid were as follows:


                             Year ended December 31,
                             -----------------------
(Millions)                     1995   1994    1993
----------------------------------------------------
Total interest costs           $434   $460    $516
Interest capitalized            (39)    (7)     (3)
----------------------------------------------------
Interest expense               $395   $453    $513
====================================================
Interest paid                  $433   $481    $529
====================================================




TIMBER AND TIMBERLANDS   The Corporation depletes its investment in timber
based on the total fiber that will be available during the estimated growth cycle. Timber carrying costs are expensed as incurred.

LANDFILLS AND LAGOONS   The Corporation accrues for landfill closure costs over
the periods that benefit from the use of the landfill and accrues for lagoon clean-out costs over the useful period between clean-outs.

GOODWILL   The Corporation amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets.
   Amortization expense was $59 million in 1995, 1994 and 1993. Accumulated amortization at December 31, 1995 and 1994 was $366 million and $307 million, respectively.

ENVIRONMENTAL MATTERS   The Corporation recognizes a liability for
environmental remediation costs when it believes it is probable a liability has been incurred and the amount can be reasonably estimated. The liabilities are developed based on currently available information and reflect the participation of other potentially responsible parties depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as other liabilities in the accompanying balance sheets.
     Environmental costs are generally capitalized when the costs improve the condition of the property or the costs prevent or mitigate future contamination. All other costs are expensed.

USE OF ESTIMATES   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ACCOUNTING STANDARDS CHANGE   In March 1995, the Financial Accounting Standards
Board issued Financial Accounting Standard Number 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, as well as for long-lived assets and certain identifiable intangibles to be disposed of. The Corporation will be required to adopt the new Standard in the 1996 first quarter. Based on a preliminary evaluation of this Standard's requirements, the Corporation does not expect its effect to be material to the Corporation's consolidated financial position.

RECLASSIFICATIONS   Certain 1994 and 1993 amounts have been reclassified to
conform with the 1995 presentation.

NOTE 2.  INDUSTRY SEGMENT INFORMATION
Georgia-Pacific Corporation is a building products and pulp and paper company. Manufactured products in the building products segment consist primarily of wood panels (plywood, hardboard, particleboard and oriented strand board), lumber, gypsum products and chemicals. The distribution division of this segment sells a wide range of building products manufactured by the Corporation or purchased from others. This segment of the business is primarily affected by the level of housing starts; the level of repairs, remodeling and additions; industrial markets; commercial building activity; the availability and cost of financing; and changes in industry capacity. The Corporation's pulp and paper segment produces containerboard and packaging (linerboard, medium, bleached board, kraft paper and corrugated packaging), communication papers, market pulp and tissue. Markets for this segment are affected primarily by changes in industry capacity, the level of economic growth in the United States and export markets, and fluctuations in currency exchange rates. During 1995, both segments were about equal in size based on sales.
   The Corporation has a large and diverse customer base, which includes some customers located in foreign countries. Sales to foreign markets in 1995, 1994 and 1993 were 10%, 8% and 6%, respectively. These sales were primarily to customers in Europe, Asia and Latin America. No single customer accounted for more than 10% of total sales to unaffiliated customers in any year during that period.
   Georgia-Pacific Corporation employs approximately 47,500 people at more than 400 facilities located throughout the United States and two in Canada. The Corporation also owns or controls more than 6 million acres of timber and timberlands in the United States and Canada.



                                    Year ended December 31
---------------------------------------------------------------------------
(Millions)                       1995           1994           1993
---------------------------------------------------------------------------
Net sales
Building products             $ 7,299  51%   $ 7,561  60%   $ 7,067  58%
Pulp and paper                  6,943  49      5,138  40      5,188  42
Other operations                   50   -         39   -         32   -
---------------------------------------------------------------------------
Total net sales               $14,292 100%   $12,738 100%   $12,287 100%
===========================================================================
Operating profits
Building products             $   669  29%   $   989  81%   $   973 126%
Pulp and paper                  1,611  71        171  14       (187)(24)
Other operations                   10             10   -         10   1
Other income (loss)*                -             57   5        (26) (3)
---------------------------------------------------------------------------
Total operating profits         2,290 100%     1,227 100%       770 100%
                                     ====           ====           ====
General corporate
 expense                         (161)          (169)          (205)
Interest expense                 (395)          (453)          (513)
Cost of accounts
 receivable
 sale program                     (37)           (33)           (29)
Provision for income
 taxes                           (679)          (246)           (41)
---------------------------------------------------------------------------
Income (loss) before
 extraordinary item and
 accounting change              1,018            326            (18)
Extraordinary item - loss
 from early retirement
 of debt, net of taxes              -            (11)           (16)
Cumulative effect of
 accounting change,
 net of taxes                       -             (5)             -
---------------------------------------------------------------------------
Net income (loss)             $ 1,018        $   310        $   (34)
===========================================================================
Depreciation, depletion
 and goodwill amortization
Building products             $   219  27%   $   200  25%   $   215  26%
Pulp and paper                    576  70        585  73        595  72
Other and general
 corporate                         26   3         20   2         13   2
---------------------------------------------------------------------------
Total depreciation,
 depletion and goodwill
 amortization                 $   821 100%   $   805 100%   $   823 100%
===========================================================================
Capital expenditures**
Building products             $   582  43%   $   401  45%   $   146  31%
Pulp and paper                    599  45        410  46        261  56
Timber and timberlands             80   6         44   5         46  10
Other and general
 corporate                         78   6         39   4         14   3
---------------------------------------------------------------------------
Total capital expenditures    $ 1,339 100%   $   894 100%   $   467 100%
===========================================================================
Assets
Building products             $ 2,686  22%   $ 2,061  19%   $ 1,726  16%
Pulp and paper                  7,342  60      6,917  64      6,909  66
Timber and timberlands          1,374  11      1,363  13      1,380  13
Other and general
 corporate                        933   7        523   4        530   5
---------------------------------------------------------------------------
Total assets                  $12,335 100%   $10,864 100%   $10,545 100%
===========================================================================





 * Other income (loss) represents the results of various asset divestitures as described in Note 3. If these amounts had been included in segment operating profits, building products operating profits would have been $1,013 million in 1994 and pulp and paper operating profits would have been $204 million in 1994 and $(213) million in 1993.

** Capital expenditures represent additions (at cost) to property, plant and equipment and timber and timberlands.



NOTE 3.  ASSET DIVESTITURES
The Corporation had no major divestitures in 1995. The following divestitures were completed during the years 1994 and 1993. The pretax gains and losses associated with these sales are included in other income (loss) in the accompanying statements of income.
- In February 1994, the Corporation completed the sale of five roofing plants located in Oklahoma, Texas, Ohio, Georgia and Pennsylvania. The sale resulted in after-tax cash proceeds of approximately $39 million. The Corporation recognized a pretax gain of $24 million ($15 million after taxes).
- In February 1994, the Corporation completed the sale of its envelope manufacturing business which included 15 envelope manufacturing plants and certain assets of another plant. The sale resulted in after-tax cash proceeds of approximately $117 million. The Corporation recognized a pretax gain of $39 million ($24 million after taxes).
- In July 1993, the Corporation completed the sale of its paper distribution business which included 80 distribution centers in 31 states. The transaction resulted in after-tax cash proceeds of approximately $222 million. The Corporation recognized a $26 million pretax loss and a $7 million after-tax gain on the transaction. The large tax benefit resulted from the loss on the sale as well as the fact that the tax basis was significantly greater than the financial basis of stock included in the assets sold in the transaction.


NOTE 4.  RECEIVABLES
The Corporation has a large, diversified customer base, which includes some customers who are located in foreign countries. The Corporation closely monitors extensions of credit and has not experienced significant losses related to its receivables. In addition, a portion of the receivables from foreign sales are covered by confirmed letters of credit to help ensure collectibility.
   Supplemental information on the accounts receivable balances at December 31, 1995 and 1994 is as follows:

                                December 31
                                -----------
 (Millions)                      1995  1994
-------------------------------------------
Receivables
   Trade                         $890  $515
   Other                           84    65
-------------------------------------------
                                  974   580
   Less allowances                 25    28
-------------------------------------------
   Receivables, net              $949  $552
===========================================



The Corporation had sold fractional ownership interests in a defined pool of trade accounts receivable for $350 million as of December 31, 1995 and $700 million as of December 31, 1994. The sold accounts receivable are excluded from receivables in the accompanying balance sheets. The full amount of the allowance for doubtful accounts has been retained because the Corporation has retained substantially the same risk of credit loss as if the receivables had not been sold. A portion of the cost of the accounts receivable sale program is based on the purchasers' level of investment and borrowing costs. Additionally, the Corporation pays fees based on its senior debt ratings. The total cost of the program, which was $37 million in 1995, $33 million in 1994 and $29 million in 1993, is included in selling, general and administrative expense in the accompanying statements of income.
   Under the accounts receivable sale agreement, the maximum amount of the purchasers' investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables. During 1995, the Corporation repurchased $350 million of receivables, reducing the accounts receivable sale program from $700 million to $350 million. The program has been extended to May 21, 1996.


NOTE 5.  INDEBTEDNESS
The Corporation's indebtedness included the following:

                                        December 31
                                        -----------
(Millions)                           1995      1994
---------------------------------------------------
Debentures, 9.0% average rate,
   payable through 2025            $3,350    $2,600
Notes, 8.0% average rate,
   payable through 1998               717       928
Commercial paper and other
   short-term notes, 6.1%
   average rate                       321       868
Revenue bonds, 5.6% average rate,
   payable through 2026               628       389
Other loans, 7.4% average rate,
   payable through 2011                53        53
---------------------------------------------------
                                    5,069     4,838
Less:
   Commercial paper and other
      short-term notes                321       868
   Current portion of
      long-term debt                   15        37
   Unamortized discount                29        29
---------------------------------------------------
Long-term debt, excluding
   current portion                 $4,704    $3,904
===================================================



For additional information regarding financial instruments, see Note 6.

The scheduled maturities of long-term debt for the next five years are as follows: $15 million in 1996, $316 million in 1997, $447 million in 1998, $28 million in 1999 and $48 million in 2000.

NOTES AND DEBENTURES   During 1995, the Corporation issued $250 million of 8-
5/8% Debentures Due April 30, 2025, $250 million of 7.70% Debentures Due June 15, 2015 and $250 million of 7-3/8 % Debentures Due December 1, 2025.
   In 1995, the Corporation redeemed approximately $203 million of its outstanding debt. The after-tax loss on this redemption was less than $1 million.
   During 1994, the Corporation prepaid approximately $221 million in principal of its outstanding debt, resulting in an after-tax extraordinary loss of $11 million ($19 million before taxes).

REVOLVING CREDIT FACILITY   In 1993 the Corporation entered into an agreement
with Bank of America National Trust and Savings Association and 21 other domestic and international banks which provides an unsecured revolving credit facility of $1.5 billion. The revolving credit facility is being used for direct borrowings and as support for commercial paper and other short-term borrowings. In 1994, the Corporation amended the credit agreement with substantially the same lending group to extend the termination date until 1999, to reduce the commitment and facility fees and to reduce the applicable margin on any draws under the facility. As of December 31, 1995, $1,179 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
   Borrowings under the agreement bear interest, at the election of the Corporation, at either (A) the higher of the Federal Funds Rate plus 1/2% or the stipulated bank lending rate or (B) LIBOR plus .37% or (C) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a commitment fee of .08% per annum on the unused portion of the commitments and a facility fee of .08% per annum on the aggregate commitments of the lenders. Fees and margins may be adjusted upward or downward according to a pricing grid based on the Corporation's long-term debt ratings. At December 31, 1995, $240 million was borrowed under the credit agreement at a weighted average interest rate of 6.1%.
   The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness to operating cash flow) of 4.5 to 1.0 which is to be maintained throughout the term of the credit agreement. As of December 31, 1995, the leverage ratio was 1.9 to 1.0.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES   These borrowings are classified
as current liabilities although all or a portion of them might be refinanced on a long-term basis in 1996.

REVENUE BONDS   At December 31, 1995, the Corporation had outstanding
borrowings of approximately $628 million under certain Industrial Revenue Bonds, approximately $247 million of which were entered into during 1995 at variable interest rates. Approximately $110 million from the issuance of these bonds is being held by trustees and is restricted. for the construction of certain capital projects. Amounts held by trustees are classified as noncurrent assets in the accompanying balance sheet.

OTHER   At December 31, 1995, the amount of long-term debt secured by property, plant and equipment and timber and timberlands was not material.
   In September 1995, the Corporation sold certain of its assets for $354 million and has agreed to lease the assets back from the purchaser over a period of 30 years. Under the agreement with the purchaser, the Corporation will maintain a deposit (initially in the amount of $322 million) which together with interest earned is expected to be sufficient to fund the Corporation's lease obligation including the repurchase of assets at the end of the term. This transaction is being accounted for as a financing arrangement. At December 31, 1995, the Corporation recorded on its balance sheet an asset for the deposit from the sale of $305 million and a liability for the lease obligation of $346 million, of each of which approximately $16 million was recorded as a current asset and a current liability.

NOTE 6.  FINANCIAL INSTRUMENTS
The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:


                                   December 31, 1995   December 31, 1994
                                   -----------------   -----------------
                                 Carrying       Fair  Carrying      Fair
(Millions)                         Amount      Value    Amount     Value
------------------------------------------------------------------------
Commercial paper and
 other short-term notes
 (Note 5)                          $  321    $   321   $   868   $   868
Notes and debentures
 (Note 5)                           4,067      4,470     3,528     3,520
Revenue bonds (Note 5)                628        628       389       385
Other loans (Note 5)                   53         53        53        53
Interest rate exchange
 agreements                            *          21        *         12
Accounts receivable sale
 program (Note 4)                     350        350       700       700
------------------------------------------------------------------------



*The Corporation's balance sheet at December 31, 1995 and 1994, respectively, included accrued interest of $5 million and $10 million related to these agreements.


COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES   The carrying amounts approximate
fair value because of the short maturity of these instruments.

NOTES AND DEBENTURES   The fair value of notes and debentures was estimated
primarily by obtaining quotes from brokers for these and similar issues. For notes and debentures for which there are no quoted market prices, the fair value was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

REVENUE BONDS AND OTHER LOANS   The fair value of revenue bonds and other loans
was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

INTEREST RATE AND FOREIGN CURRENCY EXCHANGE AGREEMENTS.   The Corporation has
used interest rate and foreign currency exchange agreements in the normal course of business to manage and reduce the risk inherent in interest rate and foreign currency fluctuations.
   Under the interest rate exchange agreements, the Corporation makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The Corporation entered into interest rate exchange agreements in prior years to protect against the increased cost associated with a rise in interest rates. During 1995, $450 million in interest rate exchange agreements expired. At December 31, 1995, the Corporation had outstanding interest rate exchange agreements which effectively converted $496 million of floating rate obligations with a weighted average interest rate of 5.9% to fixed rate obligations with an average effective interest rate of approximately 9.0%.
These agreements have a weighted average maturity of approximately 3.1 years.
As of December 31, 1995, the Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by $1,061 million.
   The estimated fair value of the Corporation's liability under interest rate exchange agreements at December 31, 1995 and 1994 was $21 million and $12 million, respectively, and represents the estimated amount the Corporation could have paid to terminate the agreements. The fair value at December 31, 1995 and 1994 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.
   The Corporation enters into foreign exchange contracts, futures and options, the amounts of which were not material to the consolidated financial position of the Corporation at December 31, 1995 and 1994.
   The Corporation may be exposed to losses in the event of nonperformance of counterparties, but does not anticipate such nonperformance.

OTHER   Due to the short-term nature of current assets and current liabilities, their carrying amounts approximate fair value.

NOTE 7.  INCOME TAXES
The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The provision for income taxes consists of the following:


                                      Year ended December 31
                                     -----------------------
(Millions)                            1995     1994     1993
-------------------------------------------------------------
Federal income taxes:
 Current                             $ 600    $ 229    $ 128
 Deferred                              (26)     (19)     (89)
State income taxes:
 Current                               112       50       17
 Deferred                               (7)     (14)     (15)
-------------------------------------------------------------
Provision for income taxes           $ 679    $ 246    $  41
=============================================================
Income taxes paid, net of refunds    $ 686    $ 251    $ 300
=============================================================




Income taxes paid during 1995 and 1994 included tax and interest payments of $12 million and $84 million, respectively, to the Internal Revenue Service to settle substantially all pending income tax issues for years prior to 1991.
   The federal statutory income tax rate was 35%. The provision for income taxes is reconciled to the federal statutory rate as follows:


                                      Year ended December 31
                                     -----------------------
(Millions)                            1995     1994     1993
-------------------------------------------------------------
Provision for income taxes
 computed at the federal
 statutory tax rate                  $ 594    $ 200    $   8
State income taxes, net
 of federal benefit                     68       23        1
Goodwill amortization                   23       23       23
Permanent differences on
 assets sold                             -        -      (23)
Federal statutory tax
 rate increase                           -        -       33
Foreign sales corporation               (9)      (5)      (2)
Meals and entertainment
 disallowance                            3        3        1
Other                                    -        2        -
-------------------------------------------------------------
Provision for income taxes           $ 679    $ 246    $  41
=============================================================


As a result of the Revenue Reconciliation Act of 1993, the Corporation incurred after-tax charges in 1993 of $33 million due to the 1 percent increase in the corporate income tax rate and $14 million related to the cash bonus portion of its long-term incentive program due to the increase in the marginal individual income tax rate.


The components of the net deferred income tax liabilities are as follows:


                                             December 31
                                            -------------
(Millions)                                 1995      1994
-----------------------------------------------------------
Deferred income tax assets:
 Compensation related accruals          $   315   $   305
 Other accruals and reserves                 68        74
 Other                                       14        28
-----------------------------------------------------------
                                            397       407
 Valuation allowance                          -         -
-----------------------------------------------------------
                                            397       407
-----------------------------------------------------------
Deferred income tax liabilities:
 Property, plant and equipment           (1,196)   (1,243)
 Timber and timberlands                    (179)     (170)
 Other                                      (46)      (48)
-----------------------------------------------------------
                                         (1,421)   (1,461)
-----------------------------------------------------------
Deferred income tax liabilities, net    $(1,024)  $(1,054)
===========================================================

Included in the balance sheets:
 Deferred income tax assets*            $   123   $   136
 Deferred income tax liabilities**       (1,147)   (1,190)
-----------------------------------------------------------
Deferred income tax liabilities, net    $(1,024)  $(1,054)
===========================================================



* Net of current liabilities of $4 million and $7 million at December 31, 1995 and 1994, respectively.

** Net of long-term assets of $270 million and $264 million at December 31, 1995 and 1994, respectively.


NOTE 8.  RETIREMENT PLANS
DEFINED BENEFIT PENSION PLANS   Most of the Corporation's employees participate
in noncontributory defined benefit pension plans. These include plans which are administered solely by the Corporation and union-administered multiemployer plans. The Corporation's funding policy for solely administered plans is based on actuarial calculations and the applicable requirements of federal law. Contributions to multiemployer plans are generally based on negotiated labor contracts.
   Benefits under the majority of plans for hourly employees (including multiemployer plans) are primarily related to years of service. The Corporation has separate plans for salaried employees and officers under which benefits are primarily related to compensation and years of service. The officers' plan is not funded and is non-qualified for federal income tax purposes.
   Plan assets consist principally of common stocks, bonds, mortgage securities, interests in limited partnerships, cash equivalents and real estate. At December 31, 1995 and 1994, respectively, $26 million and $70 million of noncurrent prepaid pension cost was included in other assets. Accrued pension cost of $73 million and $67 million at December 31, 1995 and 1994, respectively, was included in other long-term liabilities.
   Pursuant to the provisions of Financial Accounting Standard Number 87 (FAS
87), "Employers' Accounting for Pensions," intangible assets of $56 million and $30 million were recorded as of December 31, 1995 and 1994, respectively, in order to recognize the required minimum liability.

   The following table sets forth the funded status of the solely administered plans and the amounts recognized in the accompanying balance sheets.

                                             December 31, 1995
                                 -------------------------------------
                                      Plans having        Plans having
                                  assets in excess         accumulated
                                    of accumulated         benefits in
 (Millions)                               benefits    excess of assets
----------------------------------------------------------------------
Accumulated benefit obligation
 at November 30
  Vested portion                          $ 917               $ 520
  Nonvested portion                          20                  14
----------------------------------------------------------------------
                                            937                 534
Effect of projected future
 compensation levels                          9                  13
----------------------------------------------------------------------
Projected benefit obligation
 at November 30                             946                 547
Plan assets at fair value
 at November 30                           1,163                 461
----------------------------------------------------------------------
Plan assets in excess of (less
 than) projected benefit obligation         217                 (86)
Unrecognized net (gain) loss               (169)                 47
Unrecognized prior service cost             (15)                 56
Unrecognized net asset from initial
 application of FAS 87                       (7)                (11)
Adjustment required to recognize
 minimum liability                            -                 (79)
----------------------------------------------------------------------
Prepaid (accrued) pension cost
 at December 31                           $  26               $ (73)
======================================================================



                                             December 31, 1994
                                 -------------------------------------
                                      Plans having        Plans having
                                  assets in excess         accumulated
                                    of accumulated         benefits in
 (Millions)                               benefits    excess of assets
----------------------------------------------------------------------
Accumulated benefit obligation
 at November 30
  Vested portion                          $ 868               $ 336
  Nonvested portion                          24                  18
----------------------------------------------------------------------
                                            892                 354
Effect of projected future
 compensation levels                          6                   7
----------------------------------------------------------------------
Projected benefit obligation
 at November 30                             898                 361
Plan assets at fair value
 at November 30                           1,083                 290
----------------------------------------------------------------------
Plan assets in excess of (less
 than) projected benefit obligation         185                 (71)
Unrecognized net (gain) loss                (93)                 22
Unrecognized prior service cost              (6)                 31
Unrecognized net asset from initial
 application of FAS 87                      (16)                (11)
Adjustment required to recognize
 minimum liability                            -                 (38)
----------------------------------------------------------------------
Prepaid (accrued) pension cost
 at December 31                           $  70               $ (67)
======================================================================



Net periodic pension cost for solely and jointly administered pension plans included the following:


                                         Year ended December 31
                                        -------------------------
(Millions)                               1995      1994      1993
------------------------------------------------------------------
Service cost of benefits earned         $  75     $  81     $  80
Interest cost on projected benefit
  obligation                              107        93        96
Actual return on plan assets             (311)      (21)     (185)
Net amortization and deferral             168      (126)       30
Contributions to multiemployer
  pension plans                             4         4         4
------------------------------------------------------------------
Net periodic pension cost               $  43     $  31     $  25
==================================================================



The following assumptions were used:

                                         1995      1994      1993
------------------------------------------------------------------
Discount rate used to determine
  the projected benefit obligation        7.0%      8.5%      7.0%
Rate of increase in future
  compensation levels used to
  determine the projected benefit
  obligation                              5.5       6.0       5.5
Expected long-term rate of return
  on plan assets used to determine
  net periodic pension cost              10.0      10.0      10.0
------------------------------------------------------------------



During 1993, the Corporation recognized a net aggregate pretax settlement of $13 million resulting from pension obligations assumed by the purchaser in certain asset divestitures (Note 3).

DEFINED CONTRIBUTION PLANS.   The Corporation sponsors several defined
contribution plans to provide eligible employees with additional income upon retirement. The Corporation's contributions to the plans are based on employee contributions and compensation. The Corporation's contributions totaled $46 million in 1995, $43 million in 1994 and $44 million in 1993.

HEALTH CARE AND LIFE INSURANCE BENEFITS.   The Corporation provides certain
health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service or after reaching age 65. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses reduced for any deductible and payments made by government programs and other group coverage. Effective December 1995, the plans were funded through a trust established for the payment of future active and retiree benefits. The trust was funded with an initial contribution of $31 million which was previously recorded as a current liability on the Corporation's balance sheet. Georgia-Pacific will continue to contribute to the trust in the amounts necessary to fund current obligations of the plans.
   In 1991, the Corporation began transferring its share of the cost of post-age 65 health care benefits to future salaried retirees. It is currently anticipated that the Corporation will continue to reduce the percentage of the cost of post-age 65 benefits that it will pay on behalf of salaried employees who retire in each of the years 1995 through 1999 and that the Corporation will continue to share the pre-age 65 cost with future salaried retirees, but will no longer pay any of the post-age 65 cost for salaried employees who retire after 1999.
   The following table sets forth the status of the plans, reconciled to the accrued postretirement benefit cost recognized in the Corporation's balance sheet at December 31, 1995 and 1994:


                                      December 31
                                     --------------
(Millions)                           1995      1994
---------------------------------------------------
Accumulated postretirement
 benefit obligation:
 Retirees                          $  289    $  223
 Fully eligible active plan
  participants                         32        26
 Other active participants            143       100
---------------------------------------------------
                                      464       349
Unrecognized net gain (loss)          (47)       52
Unrecognized prior service cost         5         5
---------------------------------------------------


Accrued postretirement
 benefit cost                      $  422    $  406
===================================================




Net periodic postretirement benefit cost included the following components:


                                               Year ended
                                               December 31
                                        -------------------------
(Millions)                               1995      1994      1993
------------------------------------------------------------------
Service cost of benefits earned         $   6     $   9     $   9
Interest cost on accumulated
 postretirement benefit obligation         27        28        31
Amortization of (gain) loss                (1)        1         1
------------------------------------------------------------------
Net periodic postretirement
 benefit cost                           $  32     $  38     $  41
==================================================================




For measuring the expected postretirement benefit obligation, an 11 percent, 12 percent and 13 percent annual rate of increase in the per capita claims cost was assumed for 1995, 1994 and 1993, respectively. The rate was assumed to decrease 1 percent per year to 7 percent in 1999 and remain at that level thereafter.
The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.5 percent at December 31, 1995, 8.0 percent at December 31, 1994 and 6.5 percent at December 31, 1993.
   If the annual health care cost trend rate were increased by 1 percent, the accumulated postretirement benefit obligation would have increased by 14 percent as of December 31, 1995, 13 percent as of December 31, 1994 and 15 percent as of December 31, 1993. The effect of this change on the aggregate of service and interest costs would be an increase of 15 percent for 1995 and 17 percent for 1994 and 1993.

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

NOTE 9.  COMMON AND PREFERRED STOCK
The Corporation's authorized capital stock consists of 10 million shares of Preferred Stock and 25 million shares of Junior Preferred Stock, of which no shares were issued at December 31, 1995, and 150 million shares of Common Stock.
   At December 31, 1995, the following authorized shares of the Corporation's common stock were reserved for issue:

                                              1995
--------------------------------------------------
1995 Employee Stock Purchase Plan        1,409,000
1995 Outside Directors Stock Plan           27,000
1995 Shareholder Value Incentive Plan    8,100,000
1994 Employee Stock Option Plan            658,000
1993 Employee Stock Option Plan            161,000
1984 Employee Stock Option Plan            193,000
--------------------------------------------------
Common stock reserved                   10,548,000
==================================================


EMPLOYEE STOCK PURCHASE PLANS.   At December 31, 1995, the Corporation had
1,409,000 shares of common stock reserved for issuance under the 1995 Employee Stock Purchase Plan (Purchase Plan) at a subscription price of $73.84 per share. The subscription period for the Purchase Plan expired on September 15, 1995. Subscribers must purchase and pay for shares subscribed not later than September 30, 1997 but prior to that time may obtain a refund of their payments plus interest at a rate of 6% per annum in lieu of stock. Approximately 10,500 subscribers remained in the Purchase Plan at December 31, 1995.
   Under the 1993 Employee Stock Purchase Plan (which expired on July 31,
1995), the Corporation issued 991,000, 49,000 and 2,000 shares of common stock in 1995, 1994 and 1993, respectively, at a subscription price of $57.06 per share.

OUTSIDE DIRECTORS STOCK PLAN.   The Outside Directors Stock Plan
(Directors Plan) provides for the issuance of up to 30,000 shares of common stock to non-employee directors on a restricted basis. In 1995, each non-employee director was issued 200 restricted shares of common stock. Each year beginning in 1996, each outside director will be issued a number of shares equal to $15,000 divided by the mean between the high and low sales price for the Corporation's common stock price on the date of issuance. The restrictions on the shares lapse at the time of death, retirement from the board or disability.

LONG-TERM INCENTIVE PLANS.   The Corporation initially reserved 4,000,000 shares
for issuance under the 1990 Long-Term Incentive Plan (Incentive Plan), which expired March 9, 1995. Restricted stock was awarded to the employee at no cost, based on increases in average market value of the Corporation's common stock.
At the time restricted shares were awarded, the market value of the stock was added to common stock and additional paid-in capital and was deducted from shareholders' equity (long-term incentive plan deferred compensation). Long-term incentive plan deferred compensation is amortized over the vesting (restriction) period, generally five years, with adjustments made quarterly for market price fluctuations. At the time awarded shares become vested, the Corporation will pay on behalf of each participant a cash bonus in the amount of the estimated income tax liability to be incurred by the participant as a result of the award and cash bonus. Shares totaling 1,155,000 were awarded under the Incentive Plan, of which 859,000 restricted shares remained outstanding as of December 31, 1995.
   The Corporation recognized compensation expense of $22 million in 1995, $37 million in 1994 and $69 million in 1993 related to incentive plans.

EMPLOYEE STOCK OPTION PLANS.   The 1995 Shareholder Value Incentive Plan (SVIP)
provides for the granting of stock options having a term of 10 years to officers and key employees. At December 31, 1995, the Corporation had 8,100,000 shares of common stock reserved for issue under the SVIP. Options become exercisable in 9-1/2 years unless certain performance targets tied to the Corporation's common stock performance are met, which would enable the holder to exercise such options after three, four or five years from the grant date. At the time options are exercised, the exercise price is payable in cash or by surrender of shares of common stock already owned by the optionee.
   The 1994 Employee Stock Option Plan (1994 Option Plan) provided for the granting of stock options to certain non-officer key employees. There also are options outstanding under both the 1993 Employee Stock Option Plan (1993 Option
Plan) and the 1984 Employee Stock Option Plan (1984 Option Plan).
   Except with respect to the SVIP and the 1994 Option Plan, holders of stock options are paid cash bonuses, payable upon exercise of an option, of an amount not to exceed the amount by which the market value of the common stock, as defined, exceeds the option price. In addition, holders of options granted under plans other than the SVIP and the 1994 Option Plan may surrender all or part of the related stock option in exchange for common stock with a fair market value equal to the amount by which the market value of the shares covered by the option exceeds the aggregate option exercise price.
   Except for the SVIP and the 1994 Option Plan (which are noncompensatory for financial reporting purposes), compensation resulting from stock options and cash bonuses was initially measured at the grant date based on the market value of the common stock, and adjustments are made quarterly for market price fluctuations. The Corporation recognized 1993 Option Plan and 1984 Option Plan compensation expense of $6 million in 1995 and in 1994 and $14 million in 1993.
   Additional information relating to the Corporation's employee stock option plans is as follows:

                                   Year ended December 31
                                   ----------------------
                                 1995       1994        1993
-------------------------------------------------------------
Options outstanding
 at January 1               1,646,000  1,055,000     981,000
Options granted             1,223,200    937,000     472,000
Options exercised/
 surrendered                 (619,000)  (291,000)   (267,000)
Options canceled              (33,200)   (55,000)   (131,000)
-------------------------------------------------------------
Options outstanding
 at December 31             2,217,000  1,646,000   1,055,000
Options available
 for grant at
 December 31                6,895,000    111,000      99,000
-------------------------------------------------------------
Total reserved shares       9,112,000  1,757,000   1,154,000
=============================================================
Options exercisable
 at December 31             1,012,000    757,000     654,000
=============================================================
Option prices per share:
 Granted                          $81    $64-$75         $59
 Exercised/surrendered        $39-$75    $39-$66     $34-$66
 Canceled                     $59-$81    $39-$75     $39-$66
=============================================================



SHAREHOLDER RIGHTS PLAN.   The Corporation has a Shareholder Rights Plan
pursuant to which preferred stock purchase rights are issued at the rate of one Right for each share of common stock. The Rights expire on July 31, 1999, unless redeemed earlier. The Rights are exercisable only if a person or group acquires 15% or more of the Corporation's common stock or announces a tender offer for 30% or more of the common stock. In such event, each Right entitles the holder to buy, at an exercise price of $175, one one-hundredth of a newly issued share of Series A Junior Preferred Stock, of which 5 million shares were reserved at December 31, 1995. Due to the nature of its dividend, liquidation and voting rights, the economic value of one one-hundredth of a share of Junior Preferred Stock should approximate the economic value of one share of common stock. In addition, if one of several specified events (generally involving self-dealing transactions by an acquirer of the Corporation's common stock or a business combination involving the Corporation) occurs, each Right generally entitles the holder to buy, at an exercise price of $175 (subject to adjustments), shares of either the Corporation's Series A Junior Preferred Stock or the acquirer's common stock, in either case having a market value of twice the exercise price.

CAPITAL STOCK.   During the year ended December 31, 1995, the Corporation
purchased 618,000 shares of its common stock at an aggregate purchase price of $47 million on the open market. The resolution of the board of directors authorizing such repurchases provides that none will be made as long as the total debt of the Corporation exceeds $5.5 billion.

NOTE 10.  COMMITMENTS AND CONTINGENCIES
The Corporation is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Corporation faces exposure from actual or potential claims and legal proceedings involving environmental matters. Liability insurance in effect during the last several years provides only very limited coverage for environmental matters.
   The Corporation is involved in environmental remediation activities at numerous sites where it has been notified that it is or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state "superfund" laws and at certain of its own properties. Of the known sites in which it is involved, the Corporation estimates that approximately 40 percent are being investigated, approximately 50 percent are being remediated and approximately 10 percent are being monitored (an activity which occurs after either site investigation or remediation has been completed). The ultimate costs to the Corporation for the investigation, remediation and monitoring of many of these sites cannot be predicted with certainty due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups, the evolving nature of cleanup technologies and government regulations, and the inability to determine the Corporation's share of multi-party cleanups or the extent to which contribution will be available from other parties. The Corporation has established reserves for environmental remediation costs for these sites in amounts which it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the cleanup of hazardous substances, the Corporation believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $79 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Corporation among the range of reasonably possible outcomes were used. In estimating both its current reserve for environmental remediation and the possible range of additional costs, the Corporation has not assumed it will bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on the parties' financial condition and probable contribution on a per site basis.
   In the fourth quarter of 1992, the Corporation filed suit in the State of Washington against numerous insurance carriers for coverage under comprehensive general liability insurance policies issued by those carriers. The Corporation sought a declaratory judgment to the effect that past and future environmental remediation and other related costs with respect to certain of the sites are covered by such policies. The Corporation has now dismissed or settled its claims against all but one of those carriers for a total of approximately $54 million. Approximately $44 million of this amount has been received ($40 million of which was recorded as pretax income in 1995) and the remainder is payable, subject to certain contingencies, over approximately the next ten years. No amounts have been recorded for contingent payments.
   The Corporation has received and responded to three comprehensive information requests from the Environmental Protection Agency (EPA) concerning air emissions at approximately 30 of the Corporation's facilities which manufacture oriented strand board, medium-density fiberboard, plywood and particleboard. On August 5, 1994, the EPA issued a Notice of Violation (NOV) of certain requirements of the Clean Air Act at these facilities relating to, among other things, alleged emissions of volatile organic compounds from sources constructed or modified since 1980. The Corporation is in the process of negotiating a resolution of the allegations contained in the NOV with the EPA and the state environmental agencies involved. Any settlements would entail the payment of fines and agreement by the Corporation to install air emission control equipment at certain of these facilities.
   Approximately 220 suits involving 9,160 plaintiffs are currently pending in several state courts in Mississippi. The suits allege a variety of torts including nuisance, trespass and infliction of emotional distress primarily related to the alleged discharge of dioxin into the Leaf River from a pulp mill owned by a subsidiary of the Corporation. Three of these cases have been tried. A total of $241,000 in compensatory damages and $4 million in punitive damages were awarded to three plaintiffs in the first two cases (Simmons and Ferguson)
                                                         --------------------
with respect to certain claims. The jury found in favor of the Corporation with respect to a fourth plaintiff. The Corporation appealed both judgments. On July 8, 1993, in the third Mississippi dioxin case tried, (Beech/Williams), the jury returned a verdict in favor of the Corporation on all counts. The plaintiffs have appealed. In early 1994 two dioxin cases pending in federal court in Mississippi were voluntarily dismissed with prejudice by the plaintiffs.
   On October 19, 1995, the Mississippi Supreme Court reversed the lower court judgment in the Ferguson case and ordered judgment for the defendants. In
                --------
Ferguson, compensatory damages of $200,000 and punitive damages of $3,000,000
--------
had been assessed against the Corporation. The Mississippi Supreme Court ruled that the plaintiffs failed to prove that the defendants had caused any emotional distress or created a nuisance with respect to the plaintiffs' properties. The Court also ruled that the plaintiffs had failed to show that the defendants' conduct constituted intentional, willful, wanton or grossly negligent behavior. No decision has been issued by the Mississippi Supreme Court in the other cases on appeal, Simmons and Beech/Williams.
           -------     --------------
   Although there can be no assurances as to the ultimate outcome of the approximately 220 suits pending against the Corporation for alleged discharges of dioxin based on the decision of the Mississippi Supreme Court in Ferguson the
                                                                    --------
Corporation believes it has valid defenses to the remaining lawsuits. Suit has been filed against the mill's insurance carriers seeking a declaratory judgment to the effect that these dioxin claims are covered by various insurance policies issued to the Corporation.
   The Corporation and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. The Corporation currently is defending claims of approximately 45,000 such plaintiffs and anticipates that additional suits or claims will be filed against it over the next several years. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by the Corporation. In many cases the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure.
   The Corporation generally resolves asbestos cases by voluntary dismissal or settlement for amounts it considers reasonable given the facts and circumstances of each case. The amounts it has paid in settlement have been substantially covered by product liability insurance, and the Corporation has insurance available in amounts which it believes are adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Corporation has further insurance coverage available for the disposition of suits and claims that may be filed against the Corporation in the future, but there can be no assurance that the amounts of such insurance will ultimately be adequate to cover all future claims. The Corporation has established reserves for liabilities and legal defense costs it believes are probable and reasonably estimable with respect to pending suits and claims. It also has recorded a receivable for expected insurance recoveries with respect to such pending suits and claims.
   On October 2, 1995, the Corporation was sued in an action in state court in Mobile, Alabama (Bettner, et al. v. Georgia-Pacific Corporation) that seeks to
                 ----------------------------------------------
certify a class of all persons currently owning structures in the United States on which hardboard siding manufactured by the Corporation after January 1, 1980 has been installed. On January 3, 1996, the court entered an order of conditional certification, which divided the "class" into two conditionally certified subclasses. The two subclasses distinguish between the hardboard siding manufactured at the Corporation's Catawba, South Carolina plant and the hardboard siding formerly manufactured at the Corporation's Jarratt, Virginia plant. The plaintiffs allege that the hardboard siding manufactured and distributed by the Corporation was inadequately designed and manufactured and as a consequence prematurely discolors and deteriorates. The plaintiffs also dispute the validity and availability of the warranty issued with the product. The plaintiffs seek unspecified compensatory and punitive damages, declaratory relief regarding the availability of warranties, restitution and injunctive relief.
   On December 5, 1995, the Corporation was sued in a second state court action in Choctaw County, Alabama (Henderson, et al. v. Georgia-Pacific Corporation),
                            ------------------------------------------------
which also seeks to certify a national class (as well as certain subclasses) of all present owners of real property to which the Corporation's hardboard siding was or is attached. On December 6, 1995, the court entered an order conditionally certifying a national class, containing the several subclasses sought by the plaintiffs. On January 9, 1996, this action was removed to the United States District Court for the Southern District of Alabama. The plaintiffs have subsequently filed a motion to remand the case back to the state court in Choctaw County, and the Corporation is opposing such motion. The allegations brought by the plaintiffs are substantially similar to those raised in the Bettner case. The plaintiffs seek unspecified monetary damages as well
       -------
as various forms of equitable relief.
   Although there can be no assurances as to the ultimate outcome of this litigation, the Corporation believes that it has meritorious defenses to the claims of plaintiffs, and that it has accepted and paid all valid warranty claims of its customers.
   Although the ultimate outcome of these environmental matters and legal proceedings cannot be determined with certainty, based on presently available information management believes that adequate reserves have been established for probable losses with respect thereto, and that their ultimate outcome, after taking such reserves into account, will not have a material adverse effect on the consolidated financial position of the Corporation.


NOTE 11.  RELATED PARTY TRANSACTIONS
The Corporation is a 50% partner in a joint venture (GA-MET) with Metropolitan Life Insurance Company (Metropolitan). GA-MET owns and operates the Corporation's main office building in Atlanta, Georgia. The Corporation accounts for its investment in GA-MET under the equity method.
   At December 31, 1995, GA-MET had an outstanding mortgage loan payable to Metropolitan in the amount of $156 million. The note bears interest at 9-1/2%, requires monthly payments of principal and interest through 2011 and is secured by the land and building owned by the joint venture. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Corporation with respect to this guarantee is considered remote.


NOTE 12.  UNAUDITED SELECTED QUARTERLY FINANCIAL DATA


                                          First Quarter      Second Quarter
                                        -----------------------------------
(Millions, except
 per share amounts)                       1995     1994       1995     1994
---------------------------------------------------------------------------
Net sales                               $3,477  $ 2,942     $3,700  $ 3,187
Gross profit (net sales minus
 cost of sales)                          1,033      632      1,086      628
Income before extraordinary
 item and accounting change*               232       56        265       14
Net income*                                232       40        265       14
Income per share before
 extraordinary item and
 accounting change                        2.59      .63       2.95      .16
Net income per share                      2.59      .45       2.95      .16
Dividends declared per common share        .40      .40        .50      .40
Price range of common stock
 High                                    81.75    77.25      86.75    67.00
 Low                                     71.13    63.00      75.88    56.75
---------------------------------------------------------------------------




                                          Third Quarter      Fourth Quarter
---------------------------------------------------------------------------
(Millions, except
 per share amounts)                       1995     1994       1995     1994
---------------------------------------------------------------------------

Net sales                               $3,705  $ 3,267     $3,410  $ 3,342
Gross profit (net sales minus
 cost of sales)                          1,187      771        949      920
Income before extraordinary
 item and accounting change*               324       87        197      169
Net income*                                324       87        197      169
Income per share before
 extraordinary item and
 accounting change                        3.57      .98       2.17     1.89
Net income per share                      3.57      .98       2.17     1.89
Dividends declared per common share        .50      .40        .50      .40
Price range of common stock
 High                                    95.75    79.00      87.88    78.50
 Low                                     84.25    60.00      65.75    66.13
---------------------------------------------------------------------------



* Includes after-tax gains primarily related to asset divestitures of $33 million in the 1994 first quarter.


Report of Independent Public Accountants
Georgia-Pacific Corporation and Subsidiaries

To the Shareholders and the Board of Directors of Georgia-Pacific Corporation:

We have audited the accompanying balance sheets of Georgia-Pacific Corporation (a Georgia corporation) and subsidiaries as of December 31, 1995 and 1994 and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Pacific Corporation and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



/s/  Arthur Andersen LLP
------------------------
Arthur Andersen LLP
Atlanta, Georgia
February 9, 1996


Report on Management's Responsibilities
Georgia-Pacific Corporation and Subsidiaries

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

Management believes that as of December 31, 1995, the internal control system over financial reporting is adequate and effective in all material respects.

/s/  James E. Terrell
---------------------
James E. Terrell
Vice President and Controller


/s/  John F. McGovern
---------------------
John F. McGovern
Executive Vice President - Finance
   and Chief Financial Officer


/s/  A. D. Correll
------------------
A. D. Correll
Chairman and Chief Executive Officer


February 9, 1996

SELECTED FINANCIAL DATA - OPERATIONS
Georgia-Pacific Corporation and Subsidiaries

CASH DIVIDENDS TO EARNINGS
Cash dividends declared (common and preferred) divided by net income (loss).

EARNINGS TO INTEREST
Income (loss) from operations before income taxes, extraordinary items and accounting changes plus interest expense divided by total interest cost (interest expense plus capitalized interest). In the 1995, 1994, 1993, 1992, 1991 and 1990 calculations, respectively, the $37 million, $33 million, $29 million, $35 million, $59 million and $48 million cost of the accounts receivable sale program was included in interest expense.

CASH FLOW TO INTEREST
Cash provided by continuing operations plus interest expense divided by total interest cost (interest expense plus capitalized interest). In the 1995, 1993, 1991 and 1990 calculations, respectively, cash provided by continuing operations excludes $(350) million, $(100) million, $(50) million and $850 million from the accounts receivable sale program. In the 1995, 1994, 1993, 1992, 1991 and 1990 calculations, respectively, the $37 million, $33 million, $29 million, $35 million, $59 million and $48 million cost of the accounts receivable sale program was included in interest expense.

EFFECTIVE INCOME TAX RATE
Provision (benefit) for income taxes divided by income (loss) from continuing operations before income taxes, extraordinary items and accounting changes.


SELECTED FINANCIAL DATA - OPERATIONS
Georgia-Pacific Corporation and Subsidiaries

                                                   Year ended December 31
                                        -------------------------------------
(Dollar amounts, except per share,
 and shares are in millions)               1995      1994      1993      1992
------------------------------------------------------------------------------
Operations
Net sales                               $14,292   $12,738   $12,287   $11,847
------------------------------------------------------------------------------
Costs and expenses
 Cost of sales                           10,037     9,787     9,684     9,397
 Selling, general and administrative      1,401     1,237     1,277     1,170
 Depreciation and depletion                 762       746       764       789
 Interest                                   395       453       513       565
 Other (income) loss                          -       (57)       26         -
------------------------------------------------------------------------------
Total costs and expenses                 12,595    12,166    12,264    11,921
------------------------------------------------------------------------------
Income (loss) from continuing
 operations before unusual items,
 income taxes, extraordinary
 items and accounting changes             1,697       572        23       (74)
Unusual items                                 -         -         -         -
Provision (benefit) for income taxes        679       246        41       (14)
------------------------------------------------------------------------------
Income (loss) from continuing
 operations before extraordinary
 items and accounting changes             1,018       326       (18)      (60)
Loss from discontinued
 operations, net of taxes                     -         -         -         -
Extraordinary items and accounting
 changes, net of taxes                        -       (16)      (16)      (64)
------------------------------------------------------------------------------
Net income (loss)                       $ 1,018   $   310   $   (34)  $  (124)
==============================================================================
Cash provided by continuing
 operations**                           $ 1,660   $   842   $   496   $   868
==============================================================================
Other statistical data
Per common share
 Income (loss) from continuing
  operations before extraordinary
  items and accounting changes          $ 11.29   $  3.66   $  (.21)  $  (.69)
 (Loss) from discontinued
  operations                                  -         -         -         -
 Extraordinary items and accounting
  changes                                     -      (.18)     (.18)     (.74)
------------------------------------------------------------------------------
 Net income (loss)                      $ 11.29   $  3.48   $  (.39)  $ (1.43)
==============================================================================
 Dividends declared                     $  1.90   $  1.60   $  1.60   $  1.60
Average shares of common stock
 outstanding                               90.2      89.1      87.7      86.4
Shares of common stock outstanding
 at year end                               91.3      90.5      90.3      88.1
Cash dividends to earnings                 17.0%     44.5%      100%+     100%+
Earnings to interest                        4.5       2.1       1.0       0.9
Cash flow to interest                       4.4       2.7       1.9       2.4
Effective income tax rate                  40.0%     43.0%    178.3%    (18.9)%
==============================================================================




                                                   Year ended December 31
                                        -------------------------------------
(Dollar amounts, except per share,
 and shares are in millions)               1991      1990*     1989      1988
------------------------------------------------------------------------------
Operations
Net sales                               $11,524   $12,665   $10,171   $ 9,509
------------------------------------------------------------------------------
Costs and expenses
 Cost of sales                            9,164     9,738     7,621     7,452
 Selling, general and administrative      1,137       951       689       632
 Depreciation and depletion                 724       699       514       450
 Interest                                   584       606       260       197
 Other (income) loss                       (344)      (48)        -         -
------------------------------------------------------------------------------
Total costs and expenses                 11,265    11,946     9,084     8,731
------------------------------------------------------------------------------
Income (loss) from continuing
 operations before unusual items,
 income taxes, extraordinary
 items and accounting changes               259       719     1,087       778
Unusual items                                 -         -         -         -
Provision (benefit) for income taxes        293       354       426       311
------------------------------------------------------------------------------
Income (loss) from continuing
 operations before extraordinary
 items and accounting changes               (34)      365       661       467
Loss from discontinued
 operations, net of taxes                     -         -         -         -
Extraordinary items and accounting
 changes, net of taxes                     (108)        -         -         -
------------------------------------------------------------------------------
Net income (loss)                       $  (142)  $   365   $   661   $   467
==============================================================================
Cash provided by continuing
 operations**                           $   630   $ 1,223   $ 1,358   $   865
==============================================================================
Other statistical data
Per common share
 Income (loss) from continuing
  operations before extraordinary
  items and accounting changes          $  (.40)  $  4.28   $  7.42   $  4.76
 (Loss) from discontinued
  operations                                  -         -         -         -
 Extraordinary items and accounting
  changes                                 (1.25)        -         -         -
------------------------------------------------------------------------------
 Net income (loss)                      $ (1.65)  $  4.28   $  7.42   $  4.76
==============================================================================
 Dividends declared                     $  1.60   $  1.60   $  1.45   $  1.25
Average shares of common stock
 outstanding                               85.8      85.3      89.1      98.1
Shares of common stock outstanding
 at year end                               87.4      86.7      86.7      94.8
Cash dividends to earnings                  100%+    38.1%     19.7%     26.3%
Earnings to interest                        1.4       2.0       5.0       4.4
Cash flow to interest                       1.9       2.7       5.9       4.8
Effective income tax rate                 113.1%     49.2%     39.2%     40.0%
==============================================================================








                                           Year ended December 31
                                        ---------------------------
(Dollar amounts, except per share,
 and shares are in millions)               1987      1986      1985
--------------------------------------------------------------------
Operations
Net sales                               $ 8,603   $ 7,223   $ 6,716
--------------------------------------------------------------------
Costs and expenses
 Cost of sales                            6,777     5,783     5,553
 Selling, general and administrative        583       511       431
 Depreciation and depletion                 387       339       310
 Interest                                   124       138       132
 Other (income) loss                          -         -         -
--------------------------------------------------------------------
Total costs and expenses                  7,871     6,771     6,426
--------------------------------------------------------------------
Income (loss) from continuing
 operations before unusual items,
 income taxes, extraordinary
 items and accounting changes               732       452       290
Unusual items                                66        33        19
Provision (benefit) for income taxes        340       189       102
--------------------------------------------------------------------
Income (loss) from continuing
 operations before extraordinary
 items and accounting changes               458       296       207
 Loss from discontinued
 operations, net of taxes                     -         -       (30)
Extraordinary items and accounting
 changes, net of taxes                        -         -        10
--------------------------------------------------------------------
Net income (loss)                       $   458   $   296   $   187
====================================================================
Cash provided by continuing
 operations**                           $   781   $   575   $   771
====================================================================

Other statistical data
Per common share
 Income (loss) from continuing
  operations before extraordinary
  items and accounting changes          $  4.23   $  2.70   $  1.84
  Loss from discontinued
  operations                                  -         -      (.29)
 Extraordinary items and accounting
  changes                                     -         -       .10
--------------------------------------------------------------------
 Net income (loss)                      $  4.23   $  2.70   $  1.65
====================================================================
 Dividends declared                     $  1.05   $   .85   $   .80
Average shares of common stock
 outstanding                              107.5     104.1     103.0
Shares of common stock outstanding
 at year end                              104.7     107.3     103.2
Cash dividends to earnings                 25.1%     32.8%     49.7%
Earnings to interest                        6.9       4.2       2.7
Cash flow to interest                       6.8       4.9       5.6
Effective income tax rate                  42.6%     39.0%     33.0%
====================================================================



* The results of Great Northern Nekoosa Corporation and its subsidiaries have been included beginning on March 9, 1990.


** Excludes the accounts receivable sale program.





SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR
Georgia-Pacific Corporation and Subsidiaries

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


SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR
Georgia-Pacific Corporation and Subsidiaries

                                                  Year ended December 31
                                        --------------------------------------
(Dollar amounts, except per share,
 and shares are in millions)               1995      1994      1993      1992
------------------------------------------------------------------------------
Financial position, end of year
Current assets                          $ 2,595   $ 1,984   $ 1,646   $ 1,607
Timber and timberlands, net               1,374     1,363     1,381     1,402
Property, plant and equipment, net        6,013     5,488     5,448     5,831
Net assets of discontinued operations         -         -         -         -
Goodwill                                  1,714     1,773     1,832     1,891
Other assets                                639       256       238       181
------------------------------------------------------------------------------
Total assets                             12,335    10,864    10,545    10,912
------------------------------------------------------------------------------
Current liabilities                       1,762     2,325     2,064     2,452
Long-term debt                            4,704     3,904     4,157     4,019
Other long-term liabilities               1,203       825       827       731
Deferred income taxes                     1,147     1,190     1,095     1,202
Redeemable preferred stock                    -         -         -         -
------------------------------------------------------------------------------
Shareholders' equity                    $ 3,519   $ 2,620   $ 2,402   $ 2,508
------------------------------------------------------------------------------
Working capital                         $   833   $  (341)  $  (418)  $  (845)
------------------------------------------------------------------------------

Other statistical data
Capital expenditures (including
 acquisitions)**                        $ 1,339   $   894   $   467   $   384
Capital expenditures (excluding
 acquisitions)**                          1,339       894       467       384
Per common share
 Market price: High                       95.75     79.00     75.00     72.00
               Low                        65.75     56.75     55.00     48.25
               Year-end                   68.63     71.50     68.75     62.38
 Book value                               38.54     28.95     26.60     28.47
Total debt to capital, book basis          49.3%     56.0%     57.0%     57.0%
Total debt to capital, market basis        47.2%     46.9%     48.0%     51.7%
Current ratio                               1.5        .9        .8        .7
==============================================================================




                                                  Year ended December 31
                                        --------------------------------------
(Dollar amounts, except per share,
 and shares are in millions)               1991      1990*     1989      1988
------------------------------------------------------------------------------
Financial position, end of year
Current assets                          $ 1,562   $ 1,766   $ 1,829   $ 1,892
Timber and timberlands, net               1,377     1,630     1,246     1,289
Property, plant and equipment, net        5,567     6,341     3,691     3,723
Net assets of discontinued operations         -         -         -         -
Goodwill                                  1,949     2,042        91       101
Other assets                                174       284       202       113
------------------------------------------------------------------------------
Total assets                             10,629    12,063     7,059     7,118
------------------------------------------------------------------------------
Current liabilities                       2,722     2,535       924     1,013
Long-term debt                            3,743     5,218     2,336     2,514
Other long-term liabilities                 633       407       241       168
Deferred income taxes                       795       928       841       788
Redeemable preferred stock                    -         -         -         -
------------------------------------------------------------------------------
Shareholders' equity                    $ 2,736   $ 2,975   $ 2,717   $ 2,635
------------------------------------------------------------------------------
Working capital                         $ (1,160) $  (769)  $   905   $   879
------------------------------------------------------------------------------

Other statistical data
Capital expenditures (including
 acquisitions)**                        $   528   $ 3,789   $   499   $ 1,552
Capital expenditures (excluding
 acquisitions)**                            528       866       493       711
Per common share
 Market price: High                       60.25     52.13     62.00     42.88
               Low                        36.25     25.38     36.63     30.75
               Year-end                   53.63     37.25     48.50     36.88
 Book value                               31.30     34.31     31.35     27.79
Total debt to capital, book basis          60.1%     63.6%     40.1%     44.1%
Total debt to capital, market basis        57.2%     69.9%     37.7%     44.8%
Current ratio                                .6        .7       2.0       1.9
==============================================================================




                                            Year ended December 31
                                        ----------------------------
(Dollar amounts, except per share,
 and shares are in millions)               1987      1986      1985
--------------------------------------------------------------------
Financial position, end of year
Current assets                          $ 1,729   $ 1,420   $ 1,291
Timber and timberlands, net                 915       844       804
Property, plant and equipment, net        3,048     2,691     2,606
Net assets of discontinued operations         -         -        11
Goodwill                                     92         -         -
Other assets                                 90       160       154
--------------------------------------------------------------------
Total assets                              5,874     5,115     4,866
--------------------------------------------------------------------
Current liabilities                         996       837       631
Long-term debt                            1,298       893     1,257
Other long-term liabilities                 156       125        69
Deferred income taxes                       744       695       606
Redeemable preferred stock                    -       113       156
--------------------------------------------------------------------
Shareholders' equity                    $ 2,680   $ 2,452   $ 2,147
--------------------------------------------------------------------
Working capital                         $   733   $   583   $   660
--------------------------------------------------------------------

Other statistical data
Capital expenditures (including
 acquisitions)**                        $   825   $   482   $   642
Capital expenditures (excluding
 acquisitions)**                            550       444       624
Per common share
 Market price: High                       52.75     41.25     27.38
               Low                        22.75     24.75     20.50
               Year-end                   34.50     37.00     26.50
 Book value                               25.59     22.70     20.59
Total debt to capital, book basis          31.4%     26.3%     32.0%
Total debt to capital, market basis        31.2%     23.3%     33.9%
Current ratio                               1.7       1.7       2.0
====================================================================



* The financial position of Great Northern Nekoosa Corporation and its subsidiaries has been included beginning March 1990.
** Represents additions, at cost, to property, plant and equipment and timber and timberlands.


SALES AND OPERATING PROFITS BY INDUSTRY SEGMENT
Georgia-Pacific Corporation and Subsidiaries

                                           Year ended December 31
                        -----------------------------------------------------
(Millions)                  1995          1994          1993         1992
-----------------------------------------------------------------------------
Net sales
Building products**
 Wood panels            $ 2,962  21% $3,159   25%  $ 2,913  24%  $ 2,543  22%
 Lumber                   2,251  16   2,556   20     2,672  22     2,055  17
 Chemicals                  372   3     334    3       267   2       240   2
 Gypsum products            349   2     320    3       236   2       216   2
 Other                    1,365   9   1,192    9       979   8     1,058   9
-----------------------------------------------------------------------------
                          7,299  51   7,561   60     7,067  58     6,112  52
-----------------------------------------------------------------------------
Pulp and paper
 Containerboard and
   packaging              2,791  20   2,185   17     1,902  15     2,001  17
 Communication papers     1,961  14   1,310   10     1,195  10     1,070   9
 Tissue                     871   6     740    6       713   6       682   6
 Market pulp              1,207   8     772    6       579   5       681   6
 Paper distribution
   and envelopes              -   -      35    -       748   6     1,208  10
 Other                      113   1      96    1        51   -        69   -
-----------------------------------------------------------------------------
                          6,943  49   5,138   40     5,188  42     5,711  48
-----------------------------------------------------------------------------
Other operations             50   -      39    -        32   -        24   -
-----------------------------------------------------------------------------
Continuing operations   $14,292 100% $12,738 100%  $12,287 100%  $11,847 100%
=============================================================================

Operating results***
Building products       $   669  29% $  989   81%  $   973 126%  $   691 100%
Pulp and paper            1,611  71     171   14      (187)(24)       (8) (1)
Other operations             10   -      10    -        10   1         9   1
Other income (loss)****       -   -      57    5       (26) (3)        -   -
-----------------------------------------------------------------------------
Continuing operations   $ 2,290 100% $1,227  100%  $   770 100%  $   692 100%
=============================================================================




                                           Year ended December 31
                        -----------------------------------------------------
(Millions)                  1991          1990*         1989         1988
-----------------------------------------------------------------------------
Net sales
Building products**
 Wood panels            $ 2,097  18% $2,296   18%  $ 2,488  24%  $ 2,442  26%
 Lumber                   1,819  16   1,966   16     2,109  21     2,134  22
 Chemicals                  223   2     247    2       253   3       241   2
 Gypsum products            222   2     270    2       299   3       305   3
 Other                    1,044   9   1,144    9       939   9       907  10
-----------------------------------------------------------------------------
                          5,405  47   5,923   47     6,088  60     6,029  63
-----------------------------------------------------------------------------
Pulp and paper
 Containerboard and
   packaging              2,008  17   2,440   19     1,578  15     1,433  15
 Communication papers     1,134  10   1,360   11       983  10       796   8
 Tissue                     664   6     719    6       679   7       590   6
 Market pulp                645   6     779    6       728   7       533   6
 Paper distribution
   and envelopes          1,218  10   1,027    8         -   -         -   -
 Other                      420   4     377    3        74   1        84   1
-----------------------------------------------------------------------------
                          6,089  53   6,702   53     4,042  40     3,436  36
-----------------------------------------------------------------------------
Other operations             30   -      40    -        41   -        44   1
-----------------------------------------------------------------------------
Continuing operations   $11,524 100% $12,665 100%  $10,171 100%  $ 9,509 100%
=============================================================================

Operating results***
Building products       $   344  32% $  423   29%  $   533  36%  $   428  41%
Pulp and paper              362  34     979   67       917  63       616  58
Other operations             17   2      17    1        15   1        10   1
Other income (loss)****     344  32      48    3         -   -         -   -
-----------------------------------------------------------------------------
Continuing operations   $ 1,067 100% $1,467  100%  $ 1,465 100%  $ 1,054 100%
=============================================================================




                                  Year ended December 31
                       ----------------------------------------
(Millions)                  1987          1986          1985
---------------------------------------------------------------
Net sales
Building products**
 Wood panels            $ 2,355  28% $1,864   26%  $ 1,666  25%
 Lumber                   2,002  23   1,676   23     1,434  21
 Chemicals                  189   2     155    2       173   3
 Gypsum products            361   4     375    5       377   6
 Other                      848  10     783   11       820  12
---------------------------------------------------------------
                          5,755  67   4,853   67     4,470  67
---------------------------------------------------------------
Pulp and paper
 Containerboard and
   packaging              1,246  15   1,029   15     1,037  15
 Communication papers       621   7     461    6       356   5
 Tissue                     539   6     502    7       514   8
 Market pulp                314   4     221    3       157   2
 Paper distribution
   and envelopes              -   -       -    -         -   -
 Other                       90   1      68    1        70   1
---------------------------------------------------------------
                          2,810  33   2,281   32     2,134  31
---------------------------------------------------------------
Other operations             38   -      89    1       112   2
---------------------------------------------------------------
Continuing operations   $ 8,603 100% $7,223  100%  $ 6,716 100%
===============================================================

Operating results***
Building products       $   533  58% $  500   73%  $   391  86%
Pulp and paper              383  41     146   22        29   6
Other operations             10   1      35    5        35   8
Other income (loss)****       -   -       -    -         -   -
---------------------------------------------------------------
Continuing operations   $   926 100% $  681  100%  $   455 100%
===============================================================




  * Sales and operating profits of Great Northern Nekoosa Corporation and its subsidiaries have been included beginning on March 9, 1990.
 ** Building products sales include products manufactured by the Corporation and products purchased and resold by the Corporation's distribution division.
*** Operating results are before income taxes, interest, cost of accounts receivable sale program, general corporate expenses, unusual items, extraordinary items and accounting changes.
**** Other income (loss) includes a net $57 million pretax gain in 1994, a net $26 million pretax loss in 1993, a net $344 million pretax gain in 1991 and a net $48 million pretax gain in 1990 primarily resulting from asset divestitures. If these amounts had been included in segment operating profits, pulp and paper operating profits would have been $204 million in 1994, $(213) million in 1993, $546 million in 1991 and $939 million in 1990; building products operating profits would have been $1,013 million in 1994, $504 million in 1991 and $511 million in 1990.


OPERATING STATISTICS
Georgia-Pacific Corporation and Subsidiaries

                                                                  Production

                                 As of December 31, 1995
-------------------------------------------------------------------------------
                                    Number of     Annual
                                   Facilities   Capacity   1995    1994   1993
-------------------------------------------------------------------------------
Pulp and paper
Paper (t.tons)
 Containerboard and packaging
   Linerboard and medium                  4        3,020  3,067   3,105  3,030
   Other paperboard                       5          652    576     614    567
   Kraft paper                            2          342    302     345    343
 Communication papers                     7        2,191  2,114   2,064  2,119
 Tissue                                   5          593    616     586    594
 Groundwood papers                        -            -      -       -      -
Market pulp, shipments  (t.tons)          6        2,070  1,871   1,977  1,940
-------------------------------------------------------------------------------
Total paper and market pulp              29        8,868  8,546   8,691  8,593

Converting
 Corrugated packaging (t.tons)           38        2,650  2,369   2,327  2,065
 Tissue (t.tons)                          6          605    574     544    543
 Other                                   11
--------------------------------------------
Total paper, market pulp
 and converting                          84
============================================

Building products
Wood panels
 Softwood plywood (3/8'') (m.sq.ft.)     16        5,299  5,337   5,445  5,462
 Hardwood plywood (sm) (m.sq.ft.)         2          600    429     448    477
 Hardboard (1/8'') (m.sq.ft.)             8        1,397  1,296   1,365  1,388
 Particleboard (3/4'') (m.sq.ft.)         9        1,382  1,145   1,190  1,089
 Oriented strand board (3/8'')
   (m.sq.ft.)                             5        1,356  1,104   1,028  1,045
 Panelboard (1/8'') (m.sq.ft.)            1          379    343     378    366
 Softboard (1/2'') (m.sq.ft.)             1          250    221     241    247
 Medium-density fiberboard (3/4'')
   (m.sq.ft.)                             1          100     84      95     98
Lumber (m.bd.ft.)                        40        2,718  2,430   2,561  2,580
Moulding (m.bd.ft.)**                     -            -      6      17     21
Gypsum board (m.sq.ft.)                  10        3,255  2,754   2,786  2,409
Roofing-shingles (t.squares)***           -            -      -     959  7,274
Formaldehyde (m.lbs.)                    15        2,226  1,985   2,006  1,809
Thermosetting resins (m.lbs.)            18        3,373  2,866   2,926  2,761
Other                                    15
--------------------------------------------
Total building products                 141
============================================
Distribution centers                    127
Other  operations                         2
============================================


Resources (as of December 31)
North American timberlands (t.acres)
 Owned                                                    5,663   5,732  5,821
 Controlled                                                 417     681    681
===============================================================================




                                                        Production
                                            1992      1991      1990*     1989
-------------------------------------------------------------------------------
Pulp and paper
Paper (t.tons)
 Containerboard and packaging
   Linerboard and medium                   2,889     2,936     3,139     1,419
   Other paperboard                          526       522       544       555
   Kraft paper                               377       358       354       350
 Communication papers                      2,002     1,994     1,780     1,161
 Tissue                                      576       556       553       519
 Groundwood papers                             -       603       531         -
Market pulp, shipments  (t.tons)           1,829     1,793     1,667     1,194
-------------------------------------------------------------------------------
Total paper and market pulp                8,199     8,762     8,568     5,198

Converting
 Corrugated packaging (t.tons)             1,917     1,816     2,225     1,258
 Tissue (t.tons)                             521       491       497       467
 Other
---------------------------------------
Total paper, market pulp
 and converting
=======================================
Building products
Wood panels
 Softwood plywood (3/8'') (m.sq.ft.)       5,133     4,968     5,395     5,341
 Hardwood plywood (sm) (m.sq.ft.)            458       424       437       420
 Hardboard (1/8'') (m.sq.ft.)              1,330     1,202     1,203     1,203
 Particleboard (3/4'') (m.sq.ft.)            977       932       984     1,062
 Oriented strand board (3/8'')
   (m.sq.ft.)                              1,011       851       969       873
 Panelboard (1/8'') (m.sq.ft.)               365       332       344       318
 Softboard (1/2'') (m.sq.ft.)                234       237       252       242
 Medium-density fiberboard (3/4'')
   (m.sq.ft.)                                 92        79        88        74
Lumber (m.bd.ft.)                          2,568     2,570     2,674     2,426
Moulding (m.bd.ft.)**                         23        22        36        29
Gypsum board (m.sq.ft.)                    2,112     1,955     2,309     2,403
Roofing-shingles (t.squares)***            7,447     7,775     7,674     8,106
Formaldehyde (m.lbs.)                      1,614     1,540     1,547     1,454
Thermosetting resins (m.lbs.)              2,571     2,377     2,470     2,372
Other
---------------------------------------
Total building products
=======================================
Distribution centers
Other  operations
=======================================


Resources (as of December 31)
North American timberlands (t.acres)
 Owned                                     5,942     5,969     8,203**** 5,430
 Controlled                                  707       922     1,047****   670
===============================================================================



                                                         Production
                                            1988      1987      1986      1985
---------------------------------------------------------------------------
Pulp and paper
Paper (t.tons)
 Containerboard and packaging
   Linerboard and medium                   1,297     1,318     1,146       976
   Other paperboard                          458       393       368       368
   Kraft paper                               356       348       394       452
 Communication papers                        970       868       731       552
 Tissue                                      511       490       496       476
 Groundwood papers                             -         -         -         -
Market pulp, shipments  (t.tons)             870       718       611       587
-------------------------------------------------------------------------------
Total paper and market pulp                4,462     4,135     3,746     3,411

Converting
 Corrugated packaging (t.tons)             1,270     1,205     1,102     1,025
 Tissue (t.tons)                             462       446       437       432
 Other
---------------------------------------
Total paper, market pulp
 and converting
=======================================

Building products
Wood panels
 Softwood plywood (3/8'') (m.sq.ft.)       5,545     5,050     4,706     4,414
 Hardwood plywood (sm) (m.sq.ft.)            456       357       335       311
 Hardboard (1/8'') (m.sq.ft.)              1,198     1,159       349       368
 Particleboard (3/4'') (m.sq.ft.)          1,004       695       425       410
 Oriented strand board (3/8'')
   (m.sq.ft.)                                793       652       525       173
 Panelboard (1/8'') (m.sq.ft.)               330       295       248       290
 Softboard (1/2'') (m.sq.ft.)                238       231       241       239
 Medium-density fiberboard (3/4'')
   (m.sq.ft.)                                 62        59        75        76
Lumber (m.bd.ft.)                          2,324     1,956     1,784     1,684
Moulding (m.bd.ft.)**                         30        30         8         -
Gypsum board (m.sq.ft.)                    2,406     2,620     2,473     2,495
Roofing-shingles (t.squares)***            7,155     6,976     7,361     7,789
Formaldehyde (m.lbs.)                      1,394     1,309     1,233     1,188
Thermosetting resins (m.lbs.)              2,362     2,136     1,805     1,650
Other
---------------------------------------
Total building products
=======================================
Distribution centers
Other  operations
=======================================


Resources (as of December 31)
North American timberlands (t.acres)
 Owned                                     5,480     4,910     4,700     4,760
 Controlled                                1,010       670       530       480
===============================================================================





sm = surface measure basis
t = thousands
m = millions


The Corporation has 225 manufacturing facilities in the United States, one recycled-paper mill and one particleboard plant in Canada.

  * The production of Great Northern Nekoosa facilities has been included beginning on March 9, 1990.
 **   Moulding operations closed June 2, 1995.
***   Roofing operations were sold in February 1994.
**** Excludes 540,000 fee acres and 98,000 controlled acres of timberland sold in January 1991.
/
INVESTOR INFORMATION
Georgia-Pacific Corporation and Subsidiaries

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

TRANSFER AGENT AND REGISTRAR
First Chicago Trust Company of New York
Post Office Box 2500
Jersey City, New Jersey 07303-2500

SHAREHOLDER INFORMATION
For shareholder information, contact the Transfer Agent and Registrar, First Chicago Trust Company of New York, at Post Office Box 2500, Jersey City, New Jersey 07303-2500, or telephone (800) 519-3111.
   Registered G-P shareholders are eligible to participate in the G-P Dividend Reinvestment Plan. For information on the Plan, contact the Plan agent, First Chicago Trust Company of New York, Post Office Box 2500, Jersey City, New Jersey 07303-2500.
   Number of shareholders of record at December 29, 1995: 42,775.

FINANCIAL INFORMATION
A copy of the Georgia-Pacific 1995 Annual Report to the Securities and Exchange Commission on Form 10-K will be supplied without charge. Annual Statistical Updates are also available. Effective with the release of the first quarter 1996 earnings, requests for current quarterly financial results should be directed to
(800) 340-2384. Copies of corporate news releases are available through fax-on-demand by telephoning (800) 758-5804, extension 357498. All other requests for financial information should be directed to: Investor Relations, Georgia-Pacific Corporation, P.O. Box 105605, Atlanta, Georgia 30348, or telephone (404) 652-5555.


Georgia-Pacific is an equal opportunity employer.