Form 10-K405, Exhibit 13
period 1996-12-31
GEORGIA PACIFIC CORP
filed 1997-03-13
CIK 41077

HIGHLIGHTS
Georgia-Pacific Corporation and Subsidiaries

(Dollar amounts, except per share,
 and shares are in millions)                  1996    1995
-----------------------------------------------------------
Net sales                                  $13,024    $14,313

Income before extraordinary item               161      1,018

Income per share before extraordinary
 item                                         1.78      11.29

Cash provided by operations*                 1,213      1,824

Property, plant & equipment investments      1,059      1,259

Cash dividends paid                            183        173

Total assets at year end                    12,818     12,335

Total debt at year end**                     5,928      5,591

Total debt to capital at year end,
 book basis                                  50.4%        49.3%
Total debt to capital at year end,
 market basis                                47.4%        47.2%
-----------------------------------------------------------
Cash dividends paid per share of
 common stock                              $  2.00   $    1.90
Market price per share of common
 stock at year end                         $ 72.00   $   68.63

Shares of common stock outstanding
 at year end                                  91.4       91.3
  -----------------------------------------------------------





 * Excludes the accounts receivable sale program.
** Includes the proceeds from the accounts receivable sale program under the assumption that at the end of the program the proceeds will be replaced by debt.



BUILDING PRODUCTS
 Georgia-Pacific is the leading manufacturer and distributor of building products in the United States. The Corporation produces wood panels including plywood, oriented strand board and industrial panels (21 percent of corporate sales), lumber (18 percent of corporate sales), gypsum products (5 percent of corporate sales), chemicals (3 percent of corporate sales) and other products (10 percent of corporate sales) at 153 facilities in the United States and
seven in Canada.   Exports for the building products segment in 1996 were $155 million. Our largest export markets are in the Caribbean and Europe. We operate building products sales offices in the United Kingdom, the Netherlands and Japan.
    Our building products business is affected primarily by the level of housing starts; the level of repairs, remodeling and additions; industrial markets; commercial building activity; the availability and cost of financing; and changes in industry capacity.
    Although sales remained strong in 1996, operating profits shrank more than 20 percent from 1995. A 9 percent increase in lumber prices, combined with lower log costs and increased gypsum revenues, were more than offset by approximately 14 percent lower prices for plywood and 25 percent lower prices for oriented strand board. Furthermore, expenses related to the Corporation's distribution division restructuring project increased 67 percent and totaled $117 million for the year.
    Our building products plants are benefiting from many continuous improvement initiatives undertaken during 1996. For instance, increased automation in our plywood plants improves product quality, increases efficiency, reduces costs and allows us to further penetrate the growing industrial, export and do-it-yourself markets. In the softwood lumber division, where wood costs account for more than 60 percent of the cost of finished Southern pine lumber, we continued to upgrade our electronic scanning equipment to optimize the yields from each log. In addition, our particleboard and medium-density fiberboard operations focused on increased product quality and reduced unit costs by reducing process variation.
    The purchase of Domtar Inc.'s gypsum business in April 1996 proved to be an excellent addition for Georgia-Pacific, making the company's gypsum division one of the profit leaders of 1996 and resulting in significant opportunities for improving our wallboard business in North America.

DISTRIBUTION.   Georgia-Pacific is a leading wholesaler of building products in the U.S. The distribution division continued initiatives to change its organizational, logistical and information systems to improve customer service, grow the business and reduce costs. When fully implemented, the integrated systems and logistics network will link sales centers, triads (large distribution centers), bulk distribution centers and field service representatives.
To supplement Georgia-Pacific's production and to offer customers a broader line of building products, we also purchase products from other manufacturers. In 1996, these purchases totaled $2.6 billion.

WOOD PANELS.   The largest producer of structural wood panels in the United
States, Georgia-Pacific accounts for about 20 percent of domestic capacity. Our 16 softwood plywood plants and six oriented strand board plants can produce 7 billion square feet of panels annually. We devote more than 50 percent of our plywood production to specialty applications such as decorative siding, sanded plywood and concrete forms.
   Oriented strand board (OSB) is a non-veneered structural panel made from strands of wood arranged in layers and bonded with resin. OSB serves many of the same uses as unsanded plywood, including roof decking, sidewall sheathing and floor underlayment.
   Georgia-Pacific is also a major producer of manufactured board products for many industrial and construction applications. Twenty-two mills manufacture hardboard, particleboard, panelboard, softboard and medium-density fiberboard from logs, sawdust, shavings and chips. Applications include furniture, cabinets, housing, fixtures and other industrial products.
    During the year, Georgia-Pacific successfully completed construction of an OSB plant in Virgina and a medium density fiberboard plant in Canada.
Combined capital investment for these projects totaled $175 million.

LUMBER.   The second-largest lumber producer in the United States, the
Corporation annually manufactures about 2.7 billion board feet, approximately
5
percent of domestic lumber production. Most of our 40 lumber mills are located in the South. Products include Southern pine, a variety of Appalachian and Southern hardwoods, cypress, redwood, cedar, spruce, Western pine, Douglas fir and pressure-treated Southern pine.
    Demand for the Corporation's engineered lumber products has increased rapidly in recent years, primarily as a result of the reduced availability and higher prices of conventional wide-dimension lumber. Laminated veneer lumber
(LVL) and wood I-joists -- made from veneer, oriented strand board and sawn lumber -- can be designed to meet the precise performance requirements of roofing and flooring systems.
    During the year, Georgia-Pacific successfully completed construction of a softwood sawmill in Oklahoma and a modernization project at a softwood sawmill in Arkansas. Combined capital investment for these projects totaled $55 million.

GYPSUM PRODUCTS.   Georgia-Pacific's 21 gypsum board plants have an annual
capacity of 6.4 billion square feet, making G-P the second-largest producer of gypsum products in North America. Gypsum products include wallboard, Dens specialty panels, fire-door cores, industrial plaster and joint compound. In addition, the division also operates four 100 percent recycled gypsum paperboard mills with a capacity of 282,000 tons per year. The Corporation owns gypsum reserves of approximately 164 million recoverable tons, an estimated 35-year supply at current production rates.
    The Corporation purchased the U.S. and Canadian gypsum operations of Domtar, Inc. for $363 million in the second quarter of 1996. The sale of gypsum wallboard plants at Buchanan, New York, and Wilmington, Delaware, to Lafarge Corporation in the third quarter generated cash proceeds of approximately $60 million. Georgia-Pacific agreed with the U.S. Department of Justice to sell these plants in order to complete the Domtar acquisition.

CHEMICALS.   Georgia-Pacific is the forest products industry's leading
supplier of wood resins, adhesives and specialty chemicals, shipping more than
3.5 billion pounds of thermosetting resins and pulp and paper chemicals annually from its 18 resin plants to company mills and outside customers. The Corporation also produces chemicals for use in a variety of specialty applications in other industries.

FOREST RESOURCES.   Georgia-Pacific owns or has long-term leases on more than
6 million acres of timber and timberlands in the United States and Canada. Approximately 70 percent of company timber is in the South, 20 percent in the East and 10 percent in the West. Timber holdings include pines and hardwoods in the South and Southeast; Douglas fir, hemlock and other species in the Pacific Northwest; redwood, Douglas fir, true firs and Western pines in Northern California; and numerous species of hardwoods and softwoods in Maine, West Virginia and Wisconsin. These timberlands provide a significant portion of Georgia-Pacific's wood fiber requirements. The remaining requirements are acquired through short-term cutting contracts primarily with private landowners, or through open-market purchases.

PULP AND PAPER. Georgia-Pacific produces containerboard and packaging (17 percent of corporate sales), communication papers (12 percent of corporate sales), market pulp (6 percent of corporate sales), tissue (7 percent of corporate sales) and other products (1 percent of corporate sales) at 81 facilities in the United States and one in Canada. The Corporation's combined production capacity for pulp, paper and paperboard is 9.3 million tons.
    Exports for the pulp and paper segment in 1996 were $870 million, consisting primarily of market pulp and containerboard. Our largest export markets are
Central America, Europe, and Asia.
    Markets for Georgia-Pacific's pulp and paper products are affected primarily by changes in industry capacity and the level of economic growth in U.S. and export markets.
    Year-over-year operating profits in the Corporation's pulp and paper segment declined $1.2 billion or 76 percent, primarily as a result of weaker demand and substantially lower prices for most of the segment's products. Although attempts to raise prices in the spring and fall were initially successful in some grades, much of the gains eroded during the summer and late fall. Compared to 1995, average net prices were approximately 45 percent lower for market pulp, 33 percent lower for containerboard, and 24 percent lower for communication papers. Tissue prices, on the other hand, improved approximately 6 percent.
    Year-end 1996 marked the midpoint of a three-year mill improvement process. All participating mills completed a rigorous analysis of cost and throughput opportunities. Each mill then implemented the findings in prioritized waves designed to drive the identified opportunities to bottom-line performance with limited capital investment. The mill improvement process focuses limited mill resources on reducing cost and increasing production while also installing new processes to ensure these improvements are sustained.

CONTAINERBOARD AND PACKAGING. Georgia-Pacific produces containerboard, corrugated containers and packaging, bleached paperboard and kraft paper. The Corporation is the second-largest producer of containerboard in the United States. Annual capacity at our four containerboard mills totals 3.5 million tons, representing approximately 10 percent of U.S. capacity. Approximately
65 percent of its containerboard production is used by the Corporation's corrugated packaging plants. Georgia-Pacific, the largest U.S. supplier of containerboard to independent converters, sells the remainder in the United States, Latin America and the Far East. During 1996, the Corporation exported 487,000 tons of containerboard.
    In addition to standard corrugated containers, our packaging plants manufacture many specialty packaging products. These include double- and triplewall boxes, bulk bins, water-resistant packaging, and high-finish and preprinted packaging for point-of-sale displays. Georgia-Pacific's Technology and Development Center in Norcross, Georgia, uses state-of-the-art technology to design and test packaging for our customers.
    Georgia-Pacific can produce 400,000 tons of bleached paperboard each year for use in frozen food containers, food service items and other products. The Corporation annually produces and sells to independent converters over 250,000 tons of kraft paper, primarily for specialty kraft and multiwall bags.
During the year, Georgia-Pacific successfully completed construction of a 900-ton-per-day recycling facility and a 600-ton-per-day recycled linerboard machine at its Big Island, Virginia containerboard mill as well as a modernization project and a 300-ton-per-day expansion at its Toledo, Oregon, containerboard mill. These improvements, which totaled approximately $240 million, will result in increased production, higher product quality and lower per-unit production costs.
    Net prices for Georgia-Pacific's containerboard products rebounded somewhat after bottoming in September. Still, year-end prices were down significantly from the beginning of the year largely due to industry-wide capacity additions.

COMMUNICATION PAPERS.   The Corporation is the second-largest producer of
communication papers in the United States. Also known as uncoated free-sheet, communication papers are used in office reprographics and commercial printing, business forms, stationery, tablets, books, envelopes and checks. Georgia Pacific's seven uncoated free-sheet paper mills have a combined annual capacity of 2.2 million tons, approximately 16 percent of U.S. capacity.
    Net prices for communication papers declined significantly from the beginning of the year. Although several price increases were implemented successfully over the course of the year, periods of weakness during the summer and late fall erased the benefits of these increases.

MARKET PULP.   As the world's second-largest market pulp producer, Georgia
Pacific owns six mills with a combined annual capacity of 2.1 million tons, approximately 18 percent of domestic capacity. The Corporation produces Southern softwood, Southern hardwood and Northern hardwood pulps for use in the manufacture of many paper grades. Georgia-Pacific also is a major supplier of fluff pulp and other specialty pulps. Fluff pulp is used primarily in the manufacture of disposable diapers and other sanitary items. Demand continues to grow for these products, particularly in developing countries.
  Georgia-Pacific exports approximately 65 percent of its market pulp, primarily to Europe, Asia and Latin America.
    Net market pulp prices decreased significantly from the beginning of the year. Waning demand and high worldwide inventories put pressure on volumes and forced prices down early in the year; however, prices began to recover by mid-year and held most of the gain through year end.

TISSUE. Georgia-Pacific ranks fifth among U.S. producers of tissue products (including bath tissue, paper towels and napkins), with approximately 9 percent of the industry's capacity. Five mills have the capacity to manufacture approximately 595,000 tons of tissue annually. The Corporation sells most of its consumer products under the brand names Angel Soft(R), Sparkle(R), Coronet(R), MD(R) and Delta(R) through major food and general merchandise retailers. Georgia-Pacific also produces commercial tissue products for industrial, food service, office, hotel and hospital markets.
    During the year the Corporation announced plans to expand its consumer tissue business by constructing a new tissue machine and associated converting equipment at the company's Crossett, Arkansas, operations. Expected to be complete by late 1998 at a cost of $150 million, the tissue machine will be capable of producing more than 60,000 tons per year of premium tissue products.
    While competition in the tissue business is intense, demand for tissue products tends to be relatively stable through economic cycles. Unlike GeorgiaPacific's other major pulp and paper grades, average net prices for tissue increased in 1996 versus 1995.

ENVIRONMENT
Good environmental stewardship is critical to ensuring that Georgia-Pacific remains a strong, profitable company. The company seeks to balance our shareholders' demands for superior financial returns with society's desire for a clean environment.
    To accomplish this goal, Georgia Pacific has placed an emphasis on protecting the environment while at the same time using our natural resources responsibly to make the paper and building products on which the United States and the world depend.
    Georgia-Pacific is committed to being a role model in this important area, and the company continues to demonstrate leadership through its policies and practices. Environmental policy is set at the highest management levels, and Georgia-Pacific's Environmental Policy Committee reports regularly to the board of directors on issues that affect the company.
    Georgia-Pacific also has a comprehensive set of principles to guide its environmental stewardship efforts. These 18 principles cover four main areas - management focus, conservation and sustainable use of resources, protection of health and the environment, and community awareness.
  The principles addressing management focus reflect Georgia-Pacific's expectations of how the company will be managed to ensure we meet our environmental and safety responsibilities. In the area of conservation and sustainable use of resources, our principles help guide us in managing the forests and other natural resources needed to manufacture our products so there will be resources for future generations. The principles covering protection of health and the environment reflect
Georgia-Pacific's continuing commitment to the health and safety of our employees, our communities and our environment. In the area of promoting community awareness, our principles map out the responsibility of Georgia Pacific operations to actively participate in our communities and to communicate on environmental and safety issues.
    Supported by specific, measurable goals, these 18 principles commit Georgia-Pacific operations to a course of continuous improvement in environmental protection. In 1996, Georgia-Pacific published its second Environmental and Safety Report detailing the company's progress in meeting its goals.
   Good forest management is critical to the company's environmental performance. Georgia-Pacific is responsible for more than 6 million acres of timberlands in North America and is committed to the practice of sustainable forestry. The company not only follows its own comprehensive Forest Resources Environmental Stratgey but also participates in the American Forest and Paper Association's Sustainable Forestry Initiative, which establishes broad forest principles and detailed guidelines for managing forestlands for the future.
    Ultimately, Georgia-Pacific's long-range effort to pursue environmental leadership should result in increased resource and manufacturing efficiencies, reduced operating costs and fewer penalties. By linking policies and practices to realistic environmental principles and goals, Georgia-Pacific believes it can effectively add value for our shareholders. For more information about Georgia-Pacific's environmental practices or a copy of the company's 1996 Environmental and Safety Report, please write to:
Corporate Communications, Georgia-Pacific Corp., Dept. GS-32, P.O. Box 105605, Atlanta, GA 30348-9985, or visit our site on the World Wide Web at www.gp.com.

FINANCIAL STRATEGY
Georgia-Pacific's objective is to provide superior returns to our shareholders. To achieve this goal, our financial strategy must complement our operating strategy. We must maintain a capital structure that minimizes our cost of capital, while providing flexibility in financing our capital requirements. When cash flow exceeds these requirements, we return our shareholders' cash to them.
    Our specific objective is to provide our shareholders with investment returns that are at least equal to the cost of equity. Georgia-Pacific's current cost of equity is approximately 15 percent. The paper and forest products industry has traditionally provided shareholders a small portion of their returns through dividend payments. For the most part, however, the industry has endeavored to increase equity values by reinvesting all its operating cash flow in expansion projects and acquisitions.
The industry's stock performance suggests that the returns on much of this reinvestment have been insufficient. Although the cyclical nature of the paper and forest products industry provides investors with opportunities to earn handsome returns over short periods, the long-term stock performance of the industry has generally been unimpressive.

CAPITAL STRUCTURE. G-P tries to balance the mix of debt and equity in a way that will benefit our shareholders, by keeping our weighted average cost of capital low, while retaining the flexibility needed to finance attractive internal projects or acquisitions. Risk factors that contribute to the volatility of our cash flows include economic cycles, changes in industry capacity, environmental regulations and litigation. On the other hand, factors that reduce our risk include the diversity of our manufacturing businesses and the number, size and liquidity of our capital assets and timber holdings. G-P's products are not subject to obsolescence, except over the long term. Furthermore, we employ a high proportion of long-term, fixed-rate debt in our capital structure.
    On December 31, 1996, the Corporation's total debt was $5.9 billion, including $350 million in proceeds from the accounts receivable sale program. The weighted average, after-tax cost of debt was 7.76 percent. About 80 percent of our debt was long-term, with an average maturity of approximately 18 years. On a market-value basis, our debt-to-capital ratio was 47 percent. By employing this capital structure, we believe that our weighted average cost of capital is nearly optimized - at approximately 10 percent. Although reducing debt significantly would somewhat reduce the marginal cost of debt, significant debt reduction would likely increase our weighted average cost of capital by raising the proportion of higher-cost equity.
    Considering Georgia-Pacific's ability to generate strong cash flow - even at the bottom of the cycle - we believe the current debt structure is quite manageable. In fact, combining the lowest full-year cash flows from building products and pulp and paper operations over recent business cycles would still provide enough cash to pay taxes, cover interest on $5.5 billion of debt, pay dividends and fund several hundred million dollars of reinvestment needed to maintain our facilities in competitive condition. Recent capital expenditures will generate even more cash over time. Still, given the considerable financial stress endured following the $5.4 billion debt-financed acquisition of Great Northern Nekoosa Corporation in 1990, any future major acquisition would likely be financed with equity or a combination of debt and equity.

INVESTMENTS AND DIVESTITURES. The Corporation evaluates most major projects and acquisitions by their projected rate of return of cash flow. An acceptable rate of return for a project depends on the risks inherent in the project. Several factors create risk, including the level of economic growth and demand in U.S. and export markets, changes in industry capacity, changes in the cost of wood fiber and other costs of production, and possible competition from substitute products.
        In addition to the evaluations of proposed capital projects that take place prior to approval, we rigorously review major investments while the projects are in process and/or after they are completed. These audits compare the actual timing and amount of expenditures, product prices, raw material costs and other critical success factors to the assumptions that were made when the investments were proposed. These reviews (which are presented to the Corporation's board of directors) have served to highlight many of the risks inherent in making capital investments within our industry.
        During 1996, Georgia-Pacific concluded a three-year investment program that totaled $3.2 billion, excluding timber and timberlands and the Domtar acquisition. With the completion of these projects, the Corporation anticipates that its capital spending will decrease from $1.06 billion, $1.26 billion, and $850 million in 1996, 1995, and 1994, respectively, to approximately $800 million per year in 1997 and 1998, without considering the cost of any acquisitions. This level of capital investment will maintain the cost competitive position of our facilities and allow for additional investment in selected businesses.
    In addition, the Corporation routinely evaluates the performance and strategic fit of its existing operations. Assets not considered strategic or not expected to deliver adequate returns undergo evaluation for divestment.
    In 1995 Georgia-Pacific implemented new performance measurement and compensation plans based on Economic Value Added (EVA(R)). In applying the EVA metric, business units are compensated on their ability to generate after-tax returns on the market value of capital employed that exceed the cost of capital. These plans are designed to encourage continuing process improvements, investment in projects that deliver returns above the cost of capital, cost reductions and the divestiture of underperforming assets.

DIVIDENDS AND SHARE REPURCHASES. We believe that a portion of our cash flow should be paid to shareholders as regular, sustainable quarterly dividends. In the second quarter of 1995, the Corporation increased the quarterly dividend from 40 cents to 50 cents per share, the first increase since 1989. In the future, the dividend rate will depend on our long-term capital requirements and our capital structure design.
    As in past years, there likely will be periods when the Corporation generates cash in excess of its opportunities for reinvestment and requirements for dividends. We believe excess cash should be returned to our shareholders; we have used share repurchase programs as a flexible and tax-effective way of distributing excess cash to them.
        In August 1995, the company's board of directors authorized management to make purchases of the Corporation's common stock, provided that total debt is below $5.5 billion. When debt fell below that level in the fourth quarter of 1995, the Corporation purchased 618,000 shares at a total price of $47 million. At the end of 1995 and throughout 1996, debt remained above our target level and no shares were purchased.


MANAGEMENT'S DISCUSSION AND ANALYSIS
Georgia-Pacific Corporation and Subsidiaries
1996 COMPARED WITH 1995
The Corporation reported consolidated net sales of $13 billion and net income of $156 million ($1.72 per share) for 1996, compared with net sales of $14.3 billion and net income of $1,018 million ($11.29 per share) in 1995. The 1996 results include net unusual pretax expenses of $117 million. The unusual items include charges of $39 million primarily related to a voluntary early retirement program, a pretax gain of $39 million from the sale of two gypsum wallboard facilities and $117 million of expenses resulting from a project to change and improve certain processes in the Corporation's building products distribution division. Net income in 1996 also includes an extraordinary, after-tax loss of $5 million (6 cents per share) for the early retirement of debt.
     The Corporation's building products segment reported net sales of $7.4 billion and operating profits of $516 million for 1996, compared with net sales of $7.3 billion and operating profits of $669 million in 1995. The 1996 results include net unusual expenses of $97 million. The unusual items include charges of $19 million primarily related to a voluntary early retirement program, an unusual gain of $39 million from the sale of two gypsum wallboard facilities and
$117 million of expenses in the building products distribution division, discussed below. Return on sales decreased to 7.0 percent from 9.2 percent a year ago. Excluding unusual items, return on sales decreased to 8.3 percent from 10.1 percent a year ago. A 9 percent increase in lumber prices combined with a 4 percent decrease in log costs, and increased gypsum volumes, were more than offset by approximately 16 percent lower prices for structural panels. Prices for structural panels are expected to continue to decline in 1997, though not to the same extent they did in1996. Prices for most other building products are not expected to change significantly from 1996 levels.

SELECTED INDUSTRY SEGMENT DATA

                                       Year ended December 31 ----------------
                                       -----
(Millions, except per share amounts)   1996      1995    1994
-------------------------------------------------------------
Net sales
 Building products                 $  7,365  $  7,301  $ 7,561
    Pulp and paper                    5,609     6,962    5,138
 Other operations                        50        50       39
------------------------------------------------------------
-Total net sales                    $ 13,024  $ 14,313 $12,738
============================================================
== Operating profits
 Building products                 $    516  $    669  $ 1,013
 Pulp and paper                         390     1,611      204
 Other operations                         8        10       10
------------------------------------------------------------
-Total operating profits                914     2,290    1,227
 General corporate expense            (159)     (161)     (169)
 Interest expense                     (439)     (395)     (453)
 Cost of accounts receivable
  sale program                         (20)      (37)      (33)
 Provision for income taxes           (135)     (679)     (246)
------------------------------------------------------------
-Income before
 extraordinary item and
    accounting change                      161     1,018   326
Extraordinary item,
    net of taxes                           (5)         -   (11)
Cumulative effect of
 accounting change,
 net of taxes                             -         -       (5)
------------------------------------------------------------
-Net income                          $  156  $  1,018  $    310
============================================================
== Per share:
 Income before
  extraordinary item and
  accounting change                $   1.78  $  11.29  $    3.66
 Extraordinary item,
  net of taxes                        (.06)         -       (.12)
 Cumulative effect of
  accounting change,
  net of taxes                            -         -       (.06)
------------------------------------------------------------
--
 Net income                         $  1.72  $  11.29  $    3.48
============================================================
==




    Operating losses for the Corporation's building products distribution division increased by $147 million from 1995. Lower operating margins accounted for most of the decline, while costs associated with the restructuring of administrative and logistical processes increased to $117 million in 1996 compared with $70 million in 1995. By the time the project is completed in 1997, capital expenditures for the acquisition and construction of new facilities are expected to total approximately $400 million, excluding proceeds from assets sales. Approximately $350 million of that amount had been invested by the end of 1996.
    Selected financial and operating data for the building products distribution business are shown in the table below.


SELECTED DISTRIBUTION DIVISION DATA

                                       Year ended December 31
                                       ----------------

                                      1996     1995     1994
                                         -----------------
(Millions)
Sales                              $ 4,407  $ 4,673  $ 4,909
Operating (loss) profit              (207)     (60)       91
Capital expenditures                  224      132        35
Depreciation                           45       23        18
ssets                               1,304    1,063      966
-----------------------------------------------------------
Employees at year end               5,700    5,400    4,500
Distribution centers                  102      127      134
------------------------------------------------------------




    The Corporation's pulp and paper segment reported net sales of $5.6 billion and operating profits of $390 million for 1996, compared with net sales of $7.0 billion and operating profits of $1,611 million in 1995. The 1996 results include unusual expenses of $20 million primarily related to a voluntary early retirement program. Return on sales decreased to 7.0 percent in 1996 (7.3 percent excluding unusual expenses) compared with 23.1 percent a year ago, primarily as a result of substantially lower prices for most of the Corporation's pulp and paper products. Compared with 1995, prices were 45 percent lower for market pulp, 33 percent lower for containerboard and 24 percent lower for communication papers. Tissue prices improved approximately
6 percent.
    At the end of 1996, pulp and paper prices were lower than average 1996 prices. The Corporation believes there will continue to be weakness in demand and low prices for most of its pulp and paper products in 1997.
In 1996, the Corporation set a goal of improving its annual pretax earnings by approximately $400 million through a three-year effort to reduce overhead costs and improve efficiencies throughout the Corporation. The Corporation expects to acheive about half of this cost reduction by eliminating work and the related salaried positions. As part of this effort, the Corporation implemented a voluntary early retirement program in 1996. Costs associated with the voluntary early retirement program and severance expenses from the elimination of certain salaried positions were $39 million in 1996. The Corporation also expects to realize significant efficiencies and cost savings from substantial investments it is making to restructure its building products distribution division and install new information systems.
    The Corporation reported income before income taxes of $296 million and a tax provision of $135 million for the year ended December 31,1996 compared with pretax income of $1,697 million and an income tax provision of $679 million for the year ended December 31, 1995. The effective tax rate used to calculate
the provision for income taxes for both years was higher than the statutory rates used to calulate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.

LIQUIDITY AND CAPITAL RESOURCES
OPERATING ACTIVITIES. The Corporation generated cash from operations of $1,213 million during 1996. The Corporation's cash provided by operations in 1995 was $1,474 million, after using $350 million to reduce the accounts receivable sale program. The Corporation repurchased the receivables to reduce the cost of the program, which was higher than the cost of financing from alternative sources.

INVESTING ACTIVITIES. Property, plant and equipment investments during 1996 were $1.1 billion, which included $452 million in the pulp and paper segment, $492 million in the building products segment and $115 million of general corporate investments (primarily information systems). Investments in 1995 totaled $1.3 billion. During 1997, the Corporation expects to invest approximately $800 million, including approximately $365 million for projects started prior to 1997. The Corporation purchased the U.S. and Canadian gypsum operations of Domtar Inc. for $363 million in the second quarter of 1996. The Corporation completed the sale of its gypsum wallboard production facilities at Buchanan, New York, and Wilmington, Delaware, to Lafarge Corporation in the third quarter. The sale of these facilities generated pretax cash proceeds of approximately $60 million. The Corporation had agreed with the U.S. Department of Justice to sell these plants in order to complete the Domtar acquisition.
    During 1996, the Corporation invested $130 million for pollution control and abatement. The Corporation's 1997 capital expenditure budget currently includes approximately $80 million for environmental-related projects.
Certain other capital projects which are being undertaken for the primary reasons of improving financial returns or safety will also include expenditures for pollution control.
    The Corporation expects to incur costs for environmental capital expenditures over the next several years to conform its operations to standards for compliance with air, water and solid and hazardous waste regulations. In December 1993, the Environmental Protection Agency (EPA) proposed regulations known as the "Cluster Rule" to implement portions of the Clean Air Act of 1990 and the Clean Water Act applicable to pulp and paper facilities. The Corporation is evaluating the potential impact of such proposed regulations and the possible changes to the Corporation's capital expenditures over the next several years. Based on preliminary estimates, the Corporation could be required to invest up to $365 million during the 1997-2005 period to comply with the regulations if they are issued as anticipated. The ultimate financial impact of the regualtions connot be predicted with any reasonable certainty at this time and will depend on several factors, including possible changes in the proposed regulations and new developments in control process technology. The final rules are expected to be promulgated in 1997 and 1998.
In December 1996, the Corporation announced that it had signed a definitive agreement with Sierra Pacific Holding Co. to sell the assets of Georgia Pacific's Martell, California, operations. These operations include 127,000 acres of timberlands, a sawmill, and a particleboard plant. The Corporation expects the sale to result in pretax proceeds of approximately $320 million and an after-tax gain of approximately $80 million. The sale, which is expected to close on March 31, 1997, is subject to customery closing conditions.

FINANCING ACTIVITES. At December 31, 1996, the Corporation's total debt was $5.9 billion, compared with $5.6 billion at December 31, 1995. In addition to bank overdrafts, short-term debt, and long-term debt on the balance sheets, each of these amounts includes $350 million of proceeds from the Corporation's accounts receivable sale program. This amount, although not reflected on the balance sheet, is included in total debt under the assumption that at the end of the program the proceeds will be replaced by debt. Most of the increase in total debt is attributable to borrowing incurred in connection with the acquisition of Domtar's gypsum business for $363 million in the second quarter of 1996, offset by proceeds from the sale of assets and an excess of cash provided by operations over capital expenditures. Total debt increased from $5.6 billion at December 31, 1995 in the following areas: $324 million in commercial paper and short-term notes; $100 million in notes; $18 million in Industrial Revenue Bonds; and $50 million in bank overdrafts. The increases were offset by decreases of $150 million in debentures and $8 million in other loans.
    During 1996, the Corporation issued $100 million of notes and $22 million of Industrial Revenue Bonds. Also during 1996, the Corporation redeemed $150 million of its 9.25% Debentures Due March 15, 2016. The Corporation recorded an after-tax extraordinary loss of approximately $5 million (6 cents per share) related to this redemption.
    The Corporation has a $1.5 billion unsecured revolving credit facility which is used for direct borrwings and as support for commercial paper and other short-term borrowings. As of December 31, 1996, $856 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facilty.
    At December 31, 1996, the Corporation's weighted average interest rate on its total debt was 7.7% including the $350 million accounts receivable sale program and outstanding interest rate exchange agreements. At December 31, 1996, these interest rate exchange agreements effectively converted $496 million of floating rate obligations with a weighted average interest rate of 5.7% to fixed rate obligations with an average effective interest rate of approximately 9.0%. These agreements have a weighted average maturity of approximately 2.1 years. As of December 31, 1996, the Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by $1,363 million.
As of January 31, 1997, the Corporation had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the Securities and Exchange Commission.
    In August 1995, the board of directors authorized management to make purchases of the Corporation's common stock on the open market or in private transactions so long as the Corporation's debt, including the accounts receivable sale program, remained below $5.5 billion. During the year ended December 31, 1995, the Corporation purchased and retired 618,000 shares of its common stock at an aggregate price of $47 million on the open market.
In 1997, the Corporation expects its cash flow from operations, together with proceeds from any asset sales and available financing sources, to be sufficient to fund planned capital investments, pay dividends and make scheduled debt payments.

OTHER. The Corporation employs approximately 47,500 people. The majority are members of unions. Georgia-Pacific considers its relationship with its employees to be good. Sixty-six union contracts are subject to negotiation and renewal in 1997, inluding two at large paper facilities.
For a discussion of commitments and contingencies, see Note 10 of the Notes to Financial Statements.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. The statements under "Management's Discussion and Analysis" and other statements contained herein which are not historical facts are foward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks and assumptions. In addition to any such risks and assumptions discussed elsewhere herein, factors that could cause or contribute to actual results differing materially from such foward-looking statements include the following: the realization of projected savings for the Corporation's investments in systems, operations and cost reduction programs, including the restructuring of the Corporation's building products distribution division; the ability of the Corporation to eliminate many functions and associated positions that currently are a part of the Corporation's overhead costs; changes in the productive capacity of other building products and pulp and paper producers; the effect on the Corporation of changes in environmental and pollution control laws and regulations; the general level of economic activity in U.S. and export markets; variations in the level of housing starts; fluctuations in currency exchange rates; the supply and cost of wood fiber; an other risks and assumptions discussed in the Corporation's Form 8-K dated October 17, 1996.

1995 COMPARED WITH 1994
    The Corporation reported consolidated net sales of $14.3 billion in 1995 compared with $12.7 billion in 1994. Net income in 1995 was $1,018 million, a significant increase from $310 in 1994 which included a $33 million (37 cents per share) net after-tax gain primarily from assets sales, an $11 million (12 cents per share) after-tax extraordinary loss from the early retirement of debt and a $5 million (6 center per share) one-time after-tax charge for an accounting change.
    The Corporation's building products segment reported net sales of $7.3 billion and operating profits of $669 million in 1995. Net Sales and operating profits in 1994 were $7.6 billion and $1,013 million, respectively. Return on sales decreased to 9.2 percent in 1995 from 13.4 percent in 1994. Average lumber prices in 1995 were approximately 13 percent below 1994 averages which, combined with higher wood costs, resulted in a significant decline in profit margins for this business. Although average structural panel prices were slightly higher than 1994 average prices, margins for this business were also lower as a result of higher wood costs.
    Several factors impacted the building products business, including an overall slowdown in the economy, a decline in housing starts and an increase in the availability of lower-priced Canadian lumber. In addition, demand for building products was weaker in 1995 as evidenced by a decline in shipments for the Corporations structural panels and lumber businesses, both during the second half of 1995 and for fiscal year 1995 compared with 1994.
    Finally, profits for the Corporation's distribution business were lower than 1994, primarily because of costs associated with initiatives to change and improve certain administrative and logistical processes in this business. The Corporation incurred expenses of approximately $70 million for these improvements during 1995. These expenses accounted for much of the increase in selling, general and administrative expenses in 1995 compared with 1994.
The Corporation's pulp and paper segment reported an increase in net sales to $7 billion in 1995 from $5.1 billion in 1994. Operating profits also increased to $1.6 billion in 1995 compared with $204 million in 1994. Return on sales in 1995 was 23.1 percent, up significantly from 4.0 percent in 1994, primarily as a result of much higher prices for most of the Corporation's pulp and paper products. Average pulp prices in 1995 were approximately 70 percent higher than 1994 averages; average containerboard prices were approximately 45 percent higher than 1994 levels; and average communication papers prices were approximately 50 percent higher than 1994 averages.
   The Corporation experienced a significant decline towards the end of 1995 in both demand and prices for many of its pulp and paper products. Although yearto-year comparisons showed higher average prices in 1995, prices for containerboard finished 1995 at their lowest level for the year. In addition, prices for market pulp and communication papers began to fall during the 1995 fourth quarter. Shipment volume also declined for these products during the second half of the year.
   Inventory volume grew in 1995 by approximately 65 percent, primarily in the areas of market pulp, containerboard and communication papers. The Corporation reduced production by 200,000 tons by taking downtime at its mills in the fourth quarter of 1995.
    In 1994, the Corporation recognized a net pretax gain of approximately $57 million ($33 million after taxes) primarily from the sale of five roofing plants and its envelope manufacturing business.
   The Corporation's interest expense and cost of accounts receivable sale program were a combined $432 million in 1995 compared with $486 million in 1994. The 11.1 percent decrease in expense was primarily attributable to an increase in capitalized interest in 1995 compared with 1994. In addition, debt levels were lower in 1995 compared with 1994 and $450 million in interest rate exchange agreements, which had effectively fixed the rates on a portion of the Corporation's variable rate debt at levels above current interest rates, expired in 1995.
   The Corporation reported income before income taxes of $1,697 million and a tax provision of $679 million for the year ended December 31, 1995 compared with pretax income before extraordinary item, accounting change and asset sales of $515 million and an income tax provision of $222 million for the year ended December 31, 1994. The effective tax rate used to calculate the provision for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.

STATEMENTS OF INCOME
Georgia-Pacific Corporation and Subsidiaries

                                       Year ended December 31
                                       ---------------------
(Millions, except per
 share amounts)                       1996     1995     1994
 ---------------------------------------------------------------
Net sales                           $13,024  $ 14,313    $12,738
--------------------------------------------------------------
Costs and expenses
 Cost of sales, excluding
  depreciation and cost of
timber harvested shown below          9,933     9,885    9,620
 Selling, general and
administrative                        1,419     1,410    1,237
 Depreciation and cost of timber
  harvested                             937       926      913
 Interest                               439       395      453
 Other (income)                           -         -      (57)
--------------------------------------------------------------
Total costs and expenses             12,728    12,616   12,166
--------------------------------------------------------------
Income before income taxes,
 extraordinary item and
 accounting change                      296     1,697       572
Provision for income taxes              135       679       246
--------------------------------------------------------------
Income before
 extraordinary item and
accounting change                       161     1,018       326
Extraordinary item - loss
 from early retirement of
    debt, net of taxes                   (5)        -       (11)
Cumulative effect of
 accounting change,
 net of taxes                             -         -        (5)
--------------------------------------------------------------

Net income                           $  156  $  1,018  $     310
===============================================================
 Per share:
 Income before
  extraordinary item and
  accounting change                 $  1.78  $  11.29  $    3.66
 Extraordinary item - loss
  from early retirement of
debt, net of taxes                  (.06)         -         (.12)
 Cumulative effect of
  accounting change,
  net of taxes                            -       -         (.06)
--------------------------------------------------------------
 Net income                         $  1.72  $  11.29  $    3.48
===============================================================
 Average number of shares
 outstanding                           90.6      90.2       89.1
===============================================================



The accompanying notes are an integral part of these financial statements.


STATEMENTS OF CASH FLOWS
Georgia-Pacific Corporation and Subsidiaries

                                        Year ended December 31
                                        ----------------------
(Millions)                              1996     1995     1994
---------------------------------------------------------------
Cash provided by (used for) operations
 Net income                           $  156  $ 1,018   $  310
 Adjustments to reconcile net income
  to cash provided by operations:
  Depreciation                           766      707      695
  Cost of timber harvested               171      219      218
  Deferred income taxes                    5     (33)      (33)
  Amortization of goodwill                59       59       59
  Stock compensation programs             20       20       (4)
  Other income                          (39)        -      (57)
  Gain on sales of assets               (17)     (18)      (14)
  Amortization of debt issue costs,
   discounts and premiums                  6        4       10
Cumulative effect of accounting
   change, net of taxes                    -        -        5
  (Decrease) in accounts receivable
    sale program                           -    (350)        -
  (Increase) decrease in receivables      35     (47)     (203)
  (Increase) in inventories              (3)    (237)      (44)
  Change in other working capital         52       32       40
  Increase (decrease) in taxes
   payable                              (10)       26      (12)
  Change in other assets and other
   long-term liabilities                  12       74       39
--------------------------------------------------------------
Cash provided by operations            1,213   1,474     1,009
--------------------------------------------------------------
Cash provided by (used for)
 investing activities
  Property, plant and equipment
    investments                       (1,059)  (1,259)    (850)
Timber and timberlands purchases        (142)    (244)    (211)
  Acquisition                          (363)        -        -
(Increase) decrease in cash
   restricted for capital
   expenditures                           84     (90)       (13)
 Proceeds from sales of assets           132       59       249
 Other                                  (11)        1        (4)
--------------------------------------------------------------
Cash (used for) investing activities  (1,359)  (1,533)      (829)
--------------------------------------------------------------
Cash provided by (used for)
 financing activities
 Repayments of long-term debt           (165)    (228)       (333)
 Additions to long-term debt             125    1,004          53
 Fees paid to issue debt                 (4)      (8)          -
 Increase (decrease) in bank
  overdrafts                              44     (11)          39
 Increase (decrease) in commercial
  paper and other short-term notes       324    (547)         218
 Common stock repurchased                  -     (47)         -
Proceeds from option plan exercises       4       27          -
 Cash dividends paid                   (183)    (173)        (145)
--------------------------------------------------------------
Cash provided by (used for)
 financing activities                   145       17         (168)
--------------------------------------------------------------
Increase (decrease) in cash              (1)     (42)          12
 Balance at beginning of year             11       53          41
---------------------------------------------------------------

 Balance at end of year               $   10  $    11   $      53

===============================================================



The accompanying notes are an integral part of these financial statements.









BALANCE SHEETS
Georgia-Pacific Corporation and Subsidiaries

                                                December 31
                                               ------------


(Millions, except shares
 and per share amounts)                        1996     1995
---------------------------------------------------------------
Assets
Current assets
 Cash                                      $      10   $    11
---------------------------------------------------------------
 Receivables, less allowances
   of $10 and $25                                959       949
---------------------------------------------------------------
 Inventories
  Raw materials                                  415       526
  Finished goods                                 979       896
  Supplies                                       295       283
  LIFO reserve                                 (222)      (259)
--------------------------------------------------------------
Total inventories                           1,467     1,446
---------------------------------------------------------------
 Deferred income tax assets                      129       123
---------------------------------------------------------------
 Other current assets                             50        66
--------------------------------------------------------------
Total current assets                          2,615      2,595
--------------------------------------------------------------
Timber and timberlands                        1,337      1,374
--------------------------------------------------------------
Property, plant and equipment
 Land and improvements                           408        305
 Buildings                                     1,352      1,122
 Machinery and equipment                      11,671     10,551
 Construction in progress                        302        598
---------------------------------------------------------------
 Total property, plant and
  equipment, at cost                          13,733      12,576
 Accumulated depreciation                    (7,173)      (6,563)
--------------------------------------------------------------
Property, plant and equipment, net             6,560       6,013
-------------------------------------------------------------
Goodwill                                      1,658         1,714
-------------------------------------------------------------

Other assets                                    648           639
--------------------------------------------------------------
Total assets                               $  12,818      $12,335
===============================================================




                                                December 31
                                             ----------------

                                               1996     1995
--------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
Bank overdrafts, net                      $     251   $   201
 Commercial paper and
  other short-term notes                         645      321
 Current portion of
  long-term debt                                 311       15
 Accounts payable                                662      644
 Accrued compensation                            196      218
 Accrued interest                                 85       87
 Other current liabilities                       340      278
--------------------------------------------------------------
Total current liabilities                     2,490    1,764
--------------------------------------------------------------
Long-term debt, excluding
  current portion                              4,371    4,704
--------------------------------------------------------------
Other long-term liabilities                   1,275    1,201
--------------------------------------------------------------
Deferred income tax liabilities               1,161    1,147
---------------------------------------------------------------

Commitments and contingencies

Shareholders' equity
 Common stock, par value $.80;
  150,000,000 shares authorized;
  91,396,000 and 90,308,000
  shares issued                                   73       73
 Additional paid-in capital                    1,277     1,267
 Retained earnings                             2,200     2,227
 Long-term incentive plan
   deferred compensation                         (11)      (24)
 Other                                           (18)      (24)
-------------------------------------------------------------
Total shareholders' equity                     3,521      3,519
--------------------------------------------------------------
Total liabilities and
 shareholders' equity                      $  12,818    $12,335
===============================================================





The accompanying notes are an integral part of these financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY Georgia-Pacific Corporation and
Subsidiaries
(Millions, except shares and per share amounts)
                                   Long            term
incentive
                                       Addi-    Ret-   plan
                                       tional   ained  deferred
Common stock                   Common  paid-in  earn-  compen
shares issued            Total stock   capital  ings   sation
Other
-------------------------------------------------------------------
           Balance at
           December 31,
90,269,000 1993        $ 2,402 $  71 $ 1,202 $ 1,217 $ (56)  $ (32)
           Net income      310    -        -     310     -       -
           Cash dividends
           declared -
           $1.60 per
           common
           share          (145)     -       -   (145)     -        -
           Common stock
           issued:
           Stock option
97,000     plans             7     -       7       -      -         -
           Employee
           stock
           purchase
49,000     plans             3     -       3       -      -          -
           Long-term
           incentive
51,000     plan             24     1       6       -     17           -
           Other            19     -       2       -      -
17
------------------------------------------------------------------
           -Balance at
           December 31,
90,466,000 1994          2,620    72   1,220   1,382   (39)        (15)
           Net income    1,018     -       -   1,018      -          -
           Cash dividends
           declared -
           $1.90 per
           common
           share         (173)     -       -   (173)      -           -
           Common stock
           issued:
           Stock option
485,000    plans            41     -      41       -      -            -
           Employee
           stock
           purchase
991,000    plan             57     1      56       -      -             -
           Long-term
           incentive
(16,000)   plan             12     -     (3)       -     15             -
           Common stock
(618,000)  repurchased    (47)     -    (47)       -      -             -
           Other           (9)     -       -       -      -             (9)
------------------------------------------------------------------
           -Balance at
           December 31,
91,308,000 1995          3,519    73   1,267   2,227   (24)            (24)
           Net income      156     -       -     156      -              -
           Cash dividends
           declared -
           $2.00 per
           common
           share         (183)     -       -   (183)      -           Common
           Employee
           stock
           purchase
19,000     plans             1     -       1       -      -                -
           incentive
(10,000)   plan             15     -       2       -     13       -   (5,000)
-------------------------------------------------------------------
           Balance at
           December 31,
91,396,000 1996        $ 3,521 $  73 $ 1,277 $ 2,200 $ (11)  $ (18)
====================================================================

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

INCOME  PER SHARE   Income per share is computed based on net income and the
weighted average number of common shares outstanding (net of restricted stock). The effects of assuming issuance of common shares under long-term incentive, stock option and stock purchase plans were either insignificant or antidilutive. The number of shares used in the income per share computations were 90,554,000 in 1996, 90,214,000 in 1995 and 89,069,000 in 1994.

INVENTORY VALUATION   Inventories are valued at the lower of average cost or
market and include the costs of materials, labor and manufacturing overhead. The last-in, first-out (LIFO) dollar value pool method was used to determine the cost of approximately 58 percent and 62 percent of inventories at December 31, 1996 and 1995, respectively. The cost for the remaining portion of the inventories was determined using the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT   Property, plant and equipment are recorded at
cost. Lease obligations for which the Corporation assumes or retains substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized and the replaced properties are retired. Replacements of minor components of property and repair and maintenance costs are charged to expense as incurred.
   Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Useful lives are 25 years for land improvements, 20 to 45 years for buildings and 3 to 20 years for machinery and equipment. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts and any gain or loss is included in income.
    The Corporation capitalizes incremental costs that are directly associated with the development of software for internal use and implementation of the related systems. Amounts are amortized over five years beginning when the assets are placed in service. Capitalized costs were $121 million at December 31, 1996 and $65 million at December 31, 1995. Amounts are included as property, plant and equipment in the Corporation's balance sheet.
    The Corporation capitalizes interest on projects when construction takes considerable time and entails major expenditures. Such interest is charged to the property, plant and equipment accounts and amortized over the approximate life of the related assets. Interest capitalized, expensed and paid were as follows:

                                     Year ended December 31,
                                     -----------------------
(Millions)                               1996   1995    1994
-------------------------------------------------------------
Total interest costs                    $ 470  $ 434   $ 460
Interest capitalized                     (31)   (39)     (7)
-------------------------------------------------------------
Interest expense                        $ 439  $ 395   $ 453
=============================================================
Interest paid                           $ 468  $ 433   $ 481
=============================================================





TIMBER AND TIMBERLANDS   The Corporation capitalizes timber and timberland
purchases and reforestation costs. The cost of timber harvested is based on the volume of timber harvested, the capitalized cost and the total timber volume estimated to be available over the growth cycle. Timber carrying costs are expensed as incurred.

LANDFILLS AND LAGOONS   The Corporation accrues for landfill closure costs
over the periods that benefit from the use of the landfill and accrues for lagoon clean-out costs over the useful period between clean-outs.

GOODWILL   The Corporation amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets.
   Amortization expense was $59 million in 1996, 1995 and 1994. Accumulated amortization at December 31, 1996 and 1995 was $425 million and $366 million, respectively.

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

USE OF ESTIMATES   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
ACCOUNTING STANDARDS CHANGE   In March 1995, the Financial Accounting
Standards Board issued Financial Accounting Standard Number 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, as well as for long-lived assets and certain identifiable intangibles to be disposed of. The Corporation adopted the new Standard in the 1996 first quarter. There was no material effect on the Corporation's consolidated financial position as a result of adoption of this Standard.
RECLASSIFICATIONS   Certain 1995 and 1994 amounts have been reclassified to
conform with the 1996 presentation.
NOTE 2.  INDUSTRY SEGMENT INFORMATION
Georgia-Pacific Corporation is a building products and pulp and paper company. Manufactured products in the building products segment consist primarily of wood panels (plywood, oriented strand board, hardboard and particleboard), lumber, gypsum products and chemicals. The distribution division of this segment sells a wide range of building products manufactured by the Corporation or purchased from others. This segment of the business is primarily affected by the level of housing starts; the level of repairs, remodeling and additions; industrial markets; commercial building activity; the availability and cost of financing; and changes in industry capacity.
    The Corporation's pulp and paper segment produces containerboard and packaging (linerboard, medium, bleached board, kraft paper and corrugated packaging), communication papers, market pulp and tissue. Markets for this segment are affected primarily by changes in industry capacity, the level of economic growth in the United States and export markets, and fluctuations in currency exchange rates.
   The Corporation has a large and diverse customer base, which includes some customers located in foreign countries. Sales to foreign markets in 1996, 1995 and 1994 were 8 percent, 10 percent and 8 percent, respectively. These sales were primarily to customers in Europe, Asia and Latin America. No single unaffiliated customer accounted for more than 10 percent of total sales in any year during that period.
   Georgia-Pacific Corporation employs approximately 47,500 people at more than 400 facilities primarily located throughout the United States and Canada. The Corporation also owns or controls more than 6 million acres of timber and timberlands in the United States and Canada.



                                Year ended December 31 -----------------------
----------------------------------------
(Millions)                 1996        1995         1994 ---------------------
------------------------------------------
Net sales
Building products       $  7,365  57%  $ 7,301   51% $ 7,561   60%
Pulp and paper             5,609  43     6,962   49    5,138   40
Other operations              50   -        50    -       39
-------------------------------------------------------------
Total net sales         $ 13,024 100%  $14,313  100% $12,738  100%
===============================================================
Operating profits*
Building products       $    516  56%  $   669   29% $ 1,013    83%
Pulp and paper               390  43     1,611   71      204    17
Other operations               8   1        10    -       10     -
--------------------------------------------------------------
Total operating profits      914 100%    2,290  100%   1,227     100%
                            ====          ====          ====
General corporate
 expense                   (159)         (161)         (169)
Interest expense           (439)         (395)         (453)
Cost of accounts
 receivable
 sale program               (20)          (37)          (33)
Provision for income
 taxes                     (135)         (679)         (246)
-------------------------------------------------------------
-Income before
 extraordinary item and
 accounting change           161         1,018           326
Extraordinary item - loss
 from early retirement
       of debt, net of taxes  (5)            -           (11)
Cumulative effect of
 accounting change,
 net of taxes                  -             -           (5)
--------------------------------------------------------------
Net income             $    156       $ 1,018       $   310
===============================================================
Depreciation, cost of timber harvested
 and goodwill amortization
Building products       $    404  41%  $   384   39% $   368 38%
Pulp and paper               568  57       576   59      586 60
Other and general
 corporate                    24   2        25    2       18  2
--------------------------------------------------------------
Total depreciation, cost of timber
 harvested and goodwill
 amortization           $    996 100%  $   985  100% $   972  100%
===============================================================
Capital expenditures**
Building products       $    840  54%  $   582   39% $   401  38%
Pulp and paper               452  29       599   40      410  39
Timber and timberlands       142   9       244   16      211  20
Other and general
 corporate                   115   8        78    5       39   3
--------------------------------------------------------------
Total capital
 expenditures           $  1,549 100%  $ 1,503  100% $ 1,061   100%
===============================================================
Assets
Building products       $  3,403  27%  $ 2,686   22% $ 2,061    19%
Pulp and paper             7,185  56     7,342   60    6,917    64
Timber and timberlands     1,337  10     1,374   11    1,363    13
Other and general
  corporate                  893   7       933    7      523     4
--------------------------------------------------------------
Total assets            $ 12,818 100%  $12,335  100% $10,864   100%
===============================================================






* Segment operating profits include expenses of $117 million in 1996 and $70 million in 1995 for the restructuring of the Corporation's building products distribution business; gains on major asset sales of $39 million in 1996 and $57 million in 1994; and $39 million net expenses in 1996 primarily related to an early retirement program. With the exception of distribution business restructuring charges, these items are included in "Other income" on the income statement. If these amounts had been excluded from segment operating profits, building products operating profits would have been $613 million in 1996, $739 million in 1995 and $989 million in 1994. Pulp and paper operating profits would have been $410 million in 1996 and $171 million in 1994.
** Capital expenditures represent additions (at cost) to property, plant and equipment and timber and timberlands.



NOTE 3.  ACQUISITIONS AND DIVESTITURES
The following acquisition and divestitures were completed during the years
1996 and 1994.
- In April 1996, the Corporation completed the purchase of Domtar Inc.'s gypsum wallboard business for $363 million in cash. Domtar's gypsum business included nine U.S. walboard manufacturing plants, four Canadian wallboard plants, three joint compound plants, an industrial plaster plant and a gypsum paperboard plant.
- In September 1996, the Corporation completed the sale of two gypsum wallboard facilities in Buchanan, New York, and Wilmington, Delaware. The sale resulted in after-tax cash proceeds of approximately $39 million. The Corporation had agreed with the U.S. Department of Justice to sell these plants in order to complete the Domtar acquisition. The Corporation recognized a pretax gain of $39 million ($24 million after taxes).
- In February 1994, the Corporation completed the sale of five roofing plants located in Oklahoma, Texas, Ohio, Georgia and Pennsylvania. The sale resulted in after-tax cash proceeds of approximately $39 million. The Corporation recognized a pretax gain of $24 million ($15 million after taxes).
- In February 1994, the Corporation completed the sale of its envelope manufacturing business which included 15 envelope manufacturing plants and certain assets of another plant. The sale resulted in after-tax cash proceeds of approximately $117 million. The Corporation recognized a pretax gain of $39 million ($24 million after taxes).
    Except for the gains on divestitures discussed above, acquisitions and divestitures did not have a material effect on the sales or net income of the Corporation.
 In December 1996, the Corporation signed a definitive agreement to sell assets including timberlands, a sawmill and a particleboard plant located in Martell, California, for approximately $320 million. The Corporation expects the sale to result in an after-tax gain of approximately $80 million.


NOTE 4.  RECEIVABLES
The Corporation has a large, diversified customer base, which includes some customers who are located in foreign countries. The Corporation closely monitors extensions of credit and has not experienced significant losses related to its receivables. In addition, a portion of the receivables from foreign sales are covered by confirmed letters of credit to help ensure collectibility.
   Supplemental information on the accounts receivable balances at December
   31,
1996 and 1995 is as follows:

                             December 31
                             ------------
 (Millions)                 1996    1995 -------------------------------------
----
Receivables
   Trade                   $ 885   $ 890
   Other                      84      84
---------------------------------------
                             -969    974
   Less allowances            10      25
-----------------------------------------
   Receivables, net        $ 959   $ 949
=========================================



The Corporation had sold fractional ownership interests in a defined pool of trade accounts receivable for $350 million as of December 31, 1996 and 1995. The sold accounts receivable are excluded from receivables in the accompanying balance sheets. The full amount of the allowance for doubtful accounts has been retained because the Corporation has retained substantially the same risk of credit loss as if the receivables had not been sold. A portion of the cost of the accounts receivable sale program is based on the purchasers' level of investment and borrowing costs. The Corporation pays fees based on its senior debt ratings. The total cost of the program, which was $20 million in 1996, $37 million in 1995 and $33 million in 1994, is included in selling, general and administrative expense in the accompanying statements of income.
   Under the accounts receivable sale agreement, the maximum amount of the purchasers' investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables. During 1995, the Corporation repurchased $350 million of receivables in order to reduce the cost of the program, which was higher than the cost of financing form alternative sources. The program has been extended to May 17, 1997.
 In June 1996, the Financial Accounting Standards Board issued Financial Accounting Standards Number 125, `Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,''which established accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The Corporation will adopt the new Standard in the 1997 first quarter. As a result, the Corporation's accounts receivable program will be accounted for as a secured borrowing; the receivables and the corresponding debt will be included as an asset and liability, respectively, on the balance sheet.


NOTE 5.  INDEBTEDNESS
The Corporation's indebtedness included the following:

                                          December 31
                                        ---------------
(Millions)                               1996      1995
-------------------------------------------------------
Debentures, 9.0% average rate,
   payable through 2025              $  3,200  $  3,350
Notes, 7.8% average rate,
   payable through 2006                   817       717
Commercial paper and other
   short-term notes, 5.7%
   average rate                           645       321
Revenue bonds, 4.9% average rate,
   payable through 2026                   646       628
Other loans, 8.1% average rate,
   payable through 2012                    45        53
-----------------------------------------------------
                                        -5,353     5,069
Less:
   Commercial paper and other
      short-term notes                    645         321
   Current portion of
      long-term debt                      311          15
   Unamortized discount                    26          29
------------------------------------------------------
Long-term debt, excluding
   current portion                   $  4,371    $  4,704

=======================================================






For additional information regarding financial instruments, see Note 6.

The scheduled maturities of long-term debt for the next five years are as follows: $311 million in 1997, $439 million in 1998, $21 million in 1999, $40 million in 2000 and $12 million in 2001.

NOTES AND DEBENTURES   During 1996, the Corporation issued $100 million of
7.20% Notes Due December 15, 2006.
    In 1996, the Corporation redeemed approximately $150 million of its 9.25% Debentures Due March 15, 2016. The Corporation recorded an after-tax extraordinary loss of approximately $5 million (6 cents per share) related to this redemption.
    During 1995, the Corporation issued $250 million of 8-5/8% Debentures Due April 30, 2025, $250 million of 7.70% Debentures Due June 15, 2015 and $250 million of 7-3/8% Debentures Due December 1, 2025.
    In 1995, the Corporation redeemed approximately $203 million of its outstanding debt. The after-tax loss on this redemption was less than $1 million.

REVOLVING CREDIT FACILITY   In 1996, the Corporation entered into an agreement
with Bank of America National Trust and Savings Association and 19 other domestic and international banks which provides an unsecured revolving credit facility of $1.5 billion. The revolving credit facility is being used for direct borrowings and as support for commercial paper and other short-term borrowings. The agreement will terminate in 2001. As of December 31, 1996, $856 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
   Borrowings under the agreement bear interest, at the election of the Corporation, at either (A) the higher of the Federal Funds Rate plus 1/2% or the stipulated bank lending rate or (B) LIBOR plus .2625% or (C) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a commitment fee of .0625% per annum on the unused portion of the commitments and a facility fee of .0625% per annum on the aggregate commitments of the lenders. Fees and margins may be adjusted upward or downward according to a pricing grid based on the Corporation's long-term debt ratings. At December 31, 1996, $465 million was borrowed under the credit agreement at a weighted average interest rate of 5.7%.
The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness to operating cash flow) of 4.5 to 1.0 which is to be maintained throughout the term of the credit agreement. As of December 31, 1996, the leverage ratio was 3.3 to 1.0.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES   These borrowings are classified
as current liabilities although all or a portion of them might be refinanced on a long-term basis in 1997.

REVENUE BONDS   At December 31, 1996, the Corporation had outstanding
borrowings of approximately $646 million under certain Industrial Revenue Bonds, approximately $22 million of which were entered into during 1996 at variable interest rates. Approximately $26 million from the issuance of these bonds is being held by trustees and is restricted for the construction of certain capital projects. Amounts held by trustees are classified as noncurrent assets in the accompanying balance sheet.

OTHER   At December 31, 1996, the amount of long-term debt secured by property, plant and equipment and timber and timberlands was not material.
    In September 1995, the Corporation sold certain of its assets for $354 million and has agreed to lease the assets back from the purchaser over a period of 30 years. Under the agreement with the purchaser, the Corporation will maintain a deposit (initially in the amount of $322 million) which together with interest earned is expected to be sufficient to fund the Corporation's lease obligation including the repurchase of assets at the end of the term. This transaction is being accounted for as a financing arrangement. At December 31, 1995, the Corporation recorded on its balance sheet an asset for the deposit from the sale of $305 million and a liability for the lease obligation of $346 million, of which approximately $16 million was recorded as a current asset and a current liability.
At December 31, 1996, the deposit and lease obligation balances were $339 million and $340 million, respectively. Of these amounts, approximately $14 million was recorded as a current asset and $18 million was recorded as a current liabilty.

NOTE 6.  FINANCIAL INSTRUMENTS
The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:


                          December 31, 1996   December 31, 1995 --------------
                          -----------------------
                              CarryingFair      Carrying  Fair
(Millions)                    Amount  Value     Amount    Value
----------------------------------------------------------------
Commercial paper and
 other short-term notes
(Note 5)                    $  645  $  645     $   321  $  321
Notes and debentures
 (Note 5)                     4,017   4,215       4,067   4,470
Revenue bonds (Note 5)          646     637         628     628
Other loans (Note 5)             45      45          53      53
Interest rate exchange
agreements                       *      12           *       21
Accounts receivable sale
 program (Note 4)               350     350         350     350
--------------------------------------------------------------
--




*The Corporation's balance sheet at December 31, 1996 and 1995 included accrued interest of $6 million and $5 million, respectively, related to these agreements.


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

INTEREST RATE AND FOREIGN CURRENCY EXCHANGE AGREEMENTS.   The Corporation has
used interest rate and foreign currency exchange agreements in the normal course of business to manage and reduce the risk inherent in interest rate and foreign currency fluctuations.
     Under the interest rate exchange agreements, the Corporation makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The Corporation entered into interest rate exchange agreements in prior years to protect against the increased cost associated with a rise in interest rates. At December 31, 1996, the Corporation had outstanding interest rate exchange agreements which effectively converted $496 million of floating rate obligations with a weighted average interest rate of 5.7% to fixed rate obligations with an average effective interest rate of approximately 9.0%. These agreements have a weighted average maturity of approximately 2.1 years. As of December 31, 1996, the Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by $1,363 million.
The estimated fair value of the Corporation's liability under interest rate exchange agreements at December 31, 1996 and 1995 was $12 million and $21 million, respectively, and represents the estimated amount the Corporation could have paid to terminate the agreements. The fair value at December 31, 1996 and 1995 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.
   The Corporation enters into foreign exchange contracts, futures and options, the amounts of which were not material to the consolidated financial position of the Corporation at December 31, 1996 and 1995.
The Corporation may be exposed to losses in the event of nonperformance of counterparties, but does not anticipate such nonperformance.

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

NOTE 7.  INCOME TAXES
The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The provision for income taxes consists of the following:


                                  Year ended December 31 -------------


(Millions)                          1996   1995    1994
---------------------------------------------------------
Federal income taxes:
 Current                           $ 111  $ 600   $ 229
Deferred                               6    (26)    (19)
State income taxes:
 Current                              17    112      50
 Deferred                              1     (7)    (14)
-------------------------------------------------------
Provision for income taxes         $ 135  $ 679   $ 246
========================================================
Income taxes paid, net of refunds  $ 135  $ 686   $251
=======================================================
==





Income taxes paid during 1996 are net of refunds of approximately $73 million, primarily related to a 1995 federal overpayment and 1991 and 1992 federal audits.
    Income taxes paid during 1995 and 1994 included tax and interest payments of $12 million and $84 million, respectively, to the Internal Revenue Service to settle substantially all pending income tax issues for years prior to 1991. The federal statutory income tax rate was 35%. The provision for income taxes is reconciled to the federal statutory rate as follows:


                                   Year ended December 31
                                   ---------------------
(Millions)                          1996   1995    1994
---------------------------------------------------------
Provision for income taxes
 computed at the federal
statutory tax rate                $ 104  $ 594   $ 200
State income taxes, net
 of federal benefit                  12     68      23
Goodwill amortization                23     23      23
Foreign sales corporation            (7)    (9)     (5)
Meals and entertainment
 disallowance                         4      3       3
Other                                (1)      -       2
--------------------------------------------------------
Provision for income taxes       $ 135  $ 679   $ 246
=========================================================




The components of the net deferred income tax liabilities are as follows:


                                              December 31
                                              -------------

(Millions)                                   1996       1995
-------------------------------------------------------------
Deferred income tax assets:
 Compensation related accruals          $    333   $     315
Other accruals and reserves                   76          68
 Other                                       (14)         14
-----------------------------------------------------------
                                             -395        397
 Valuation allowance                           -           -
-----------------------------------------------------------
                                             -395        397
------------------------------------------------------------
Deferred income tax liabilities:
 Property, plant and equipment             (1,215)    (1,196)
 Timber and timberlands                    (174)        (179)
 Other                                      (38)         (46)
-----------------------------------------------------------
                                         -(1,427)     (1,421)
------------------------------------------------------------
Deferred income tax liabilities, net    $(1,032)   $ (1,024)
=============================================================

Included in the balance sheets:
 Deferred income tax assets*            $    129   $    123
 Deferred income tax liabilities**       (1,161)     (1,147)
------------------------------------------------------------
Deferred income tax liabilities, net    $(1,032)   $(1,024)
=============================================================




* Net of current liabilities of $4 million at December 31, 1996 and 1995. ** Net of long-term assets of $262 million and $270 million at December 31, 1996 and 1995, respectively.


NOTE 8.  RETIREMENT PLANS DEFINED BENEFIT PENSION PLANS   Most of the
Corporation's employees
participate in noncontributory defined benefit pension plans. These include plans which are administered solely by the Corporation and union-administered multiemployer plans. The Corporation's funding policy for solely administered plans is based on actuarial calculations and the applicable requirements of federal law. Contributions to multiemployer plans are generally based on negotiated labor contracts.
   Benefits under the majority of plans for hourly employees (including multiemployer plans) are primarily related to years of service. The Corporation has separate plans for salaried employees and officers under which benefits are primarily related to compensation and years of service. The officers' plan is not funded and is non-qualified for federal income tax purposes.
   Plan assets consist principally of common stocks, bonds, mortgage securities, interests in limited partnerships, cash equivalents and real estate. At December 31, 1996 and 1995, respectively, $64 million and $26 million of noncurrent prepaid pension cost was included in other assets. Accrued pension cost of $66 million and $73 million at December 31, 1996 and 1995, respectively, was included in other long-term liabilities.
   Pursuant to the provisions of Financial Accounting Standard Number 87 (FAS
87), "Employers' Accounting for Pensions," intangible assets of $3 million and $56 million were recorded as of December 31, 1996 and 1995, respectively, in order to recognize the required minimum liability.
   The following table sets forth the funded status of the solely administered plans and the amounts recognized in the accompanying balance sheets.

                                        December 31, 1996
                                        --------------------
                                                   Plans having
                                    Plans having    accumulated
                                assets in excess    benefits in
                                  of accumulated    excess of
 (Millions)                             benefits      of assets
---------------------------------------------------------------
Accumulated benefit obligation
 at November 30
  Vested portion                          $1,392     $    92
  Nonvested portion                          33            3
--------------------------------------------------------------
                                          -1,425          95
Effect of projected future
 compensation levels                         12           13
---------------------------------------------------------------
Projected benefit obligation
  at November 30                           1,437          108
Plan assets at fair value
 at November 30                            1,711           29
---------------------------------------------------------------
Plan assets in excess of (less
 than) projected benefit obligation          274         (79)
Unrecognized net (gain) loss               (243)           20
Unrecognized prior service cost              42            3
Unrecognized net asset from initial
  application of FAS 87                      (9)            -
Adjustment required to recognize
 minimum liability                            -           (10)
---------------------------------------------------------------
Prepaid (accrued) pension cost
 at December 31                           $  64        $  (66)
================================================================



                                         December 31, 1995
                                    ------------------------

                                                   Plans having
                                    Plans having    accumulated
                                assets in excess    benefits in
                                  of accumulated    excess of
 (Millions)                             benefits      of assets

---------------------------------------------------------------
Accumulated benefit obligation
 at November 30
  Vested portion                           $   917   $   520
  Nonvested portion                             20        14
--------------------------------------------------------------
                                               937       534
Effect of projected future
 compensation levels                             9        13
--------------------------------------------------------------
Projected benefit obligation
  at November 30                                946       547
Plan assets at fair value
 at November 30                               1,163       461
--------------------------------------------------------------
Plan assets in excess of (less
 than) projected benefit obligation            217      (86)
Unrecognized net (gain) loss                  (169)        47
Unrecognized prior service cost                (15)        56
Unrecognized net asset from initial
  application of FAS 87                         (7)      (11)
Adjustment required to recognize
 minimum liability                                -      (79)
--------------------------------------------------------------
Prepaid (accrued) pension cost
 at December 31                             $    26   $  (73)
===============================================================




Net periodic pension cost for solely administered and union-administered pension plans included the following:


                                   Year ended December 31
                                   --------------------

(Millions)                          1996   1995    1994
---------------------------------------------------------
Service cost of benefits earned    $  83  $  75   $ 81
Interest cost on projected benefit
  obligation                         106    107     93
Actual return on plan assets        (299)  (311)    (21)
Net amortization and deferral        127    168   (126)
Contributions to multiemployer
  pension plans                        4      4       4
--------------------------------------------------------
Net periodic pension cost         $  21  $  43   $  31
=========================================================




The following assumptions were used:

                                    1996   1995    1994
-------------------------------------------------------
Discount rate used to determine
 the projected benefit obligation  7.0%   7.0%    8.5%
Rate of increase in future
  compensation levels used to
  determine the projected benefit
  obligation                        5.5    5.5     6.0
Expected long-term rate of return
  on plan assets used to determine
  net periodic pension cost        10.0   10.0    10.0
--------------------------------------------------------




DEFINED CONTRIBUTION PLANS.   The Corporation sponsors several defined
contribution plans to provide eligible employees with additional income upon retirement. The Corporation's contributions to the plans are based on employee contributions and compensation. The Corporation's contributions totaled $50 million in 1996, $46 million in 1995 and $43 million in 1994.

HEALTH CARE AND LIFE INSURANCE BENEFITS.   The Corporation provides certain
health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service or after reaching age
65. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses reduced for any deductible and payments made by government programs and other group coverage. Effective December 1995, the plans were funded through a trust established for the payment of future active and retiree benefits. The trust was funded with an initial contribution of $31 million which was previously recorded as a current liability on the Corporation's balance sheet. Georgia-Pacific will continue to contribute to the trust in the amounts necessary to fund current obligations of the plans.
     In 1991, the Corporation began transferring its share of the cost of post-age
65 health care benefits to future salaried retirees. It is currently anticipated that the Corporation will continue to reduce the percentage of the cost of post-age 65 benefits that it will pay on behalf of salaried employees who retire in each of the years 1995 through 1999 and that the Corporation will continue to share the pre-age 65 cost with future salaried retirees, but will no longer pay any of the post-age 65 cost for salaried employees who retire after 1999.
     The following table sets forth the status of the plans, reconciled to the accrued postretirement benefit cost recognized in the Corporation's balance sheet at December 31, 1996 and 1995:

                                  December 31
                                   -----
(Millions)                       1996      1995
--------------------------------------------
-
Accum  ulated postretirement
 benefit obligation:
Retirees                        $ 341   $ 289
 Fully eligible active plan
  participants                     26      32
 Other active participants        164     143
--------------------------------------------
                                  -531    464
Unrecognized net gain (loss)     (45)     (47)
 Unrecognized prior service cost  (13)      5
----------------------------------------------


Accrued postretirement
 benefit cost                   $ 473   $  422
==============================================





Net periodic postretirement benefit cost included the following components:


                                         Year ended
                                        December 31
                                    --------------------
(Millions)                          1996    1995   1994
--------------------------------------------------------
Service cost of benefits earned    $  10  $   6   $   9
Interest cost on accumulated
 postretirement benefit obligation    29     27      28
  Amortization of (gain) loss         -      (1)      1
-------------------------------------------------------
Net periodic postretirement
 benefit cost                      $  39  $  32   $  38
========================================================





For measuring the expected postretirement benefit obligation, an 10 percent, 11 percent and 12 percent annual rate of increase in the per capita claims cost was assumed for 1996, 1995 and 1994, respectively. The rate was assumed to decrease 1 percent per year to 7 percent in 1999 and remain at that level thereafter. The
weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.5 percent at December 31, 1996 and December 31, 1995 and 8.0 percent at December 31, 1994.
   If the annual health care cost trend rate were increased by 1 percent, the accumulated postretirement benefit obligation would have increased by 14 percent as of December 31, 1996 and December 31, 1995 and 13 percent as of December 31, 1994. The effect of this change on the aggregate of service and interest costs would be an increase of 11 percent for 1996, 15 percent for 1995 and 17 percent for 1994.
OTHER.   Effective January 1, 1994, the Corporation adopted Financial
Accounting Standard Number 112 (FAS 112), "Employers' Accounting for Postemployment Benefits." FAS 112 requires accrual-basis recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The adoption of FAS 112 resulted in a one-time, after-tax charge of $5 million (6 cents per share) in the 1994 first quarter.
NOTE 9.  COMMON AND PREFERRED STOCK
The Corporation's authorized capital stock consists of 10 million shares of Preferred Stock and 25 million shares of Junior Preferred Stock, of which no shares were issued at December 31, 1996, and 150 million shares of Common Stock.
   At December 31, 1996, the following authorized shares of the Corporation's common stock were reserved for issue:

                                              1996

1995 Employee Stock Purchase Plan         952,000
1995 Outside Directors Stock Plan          25,000
1995 Shareholder Value Incentive Plan   8,100,000
1994 Employee Stock Option Plan           630,000
1993 Employee Stock Option Plan           140,000
1984 Employee Stock Option Plan            99,000
-------------------------------------------------
Common stock reserved                   9,946,000
==================================================



EMPLOYEE STOCK PURCHASE PLANS.   At December 31, 1996, the Corporation had
952,000 shares of common stock reserved for issuance under the 1995 Employee Stock Purchase Plan (Purchase Plan) at a subscription price of $73.84 per share. The subscription period for the Purchase Plan expired on September 15, 1995. Subscribers must purchase and pay for shares subscribed not later than September 30, 1997 but prior to that time may obtain a refund of their payments plus interest at a rate of 6% per annum in lieu of stock.
Approximately 7,300 subscribers remained in the Purchase Plan at December 31, 1996.
   Under the 1995 Purchase Plan, the Corporation issued 19,000 shares of common stock in 1996.
   Under the 1993 Employee Stock Purchase Plan (which expired on July 31, 1995), the Corporation issued 991,000 and 49,000 shares of common stock in 1995 and 1994, respectively, at a subscription price of $57.06 per share.

OUTSIDE DIRECTORS STOCK PLAN.   The Outside Directors Stock Plan (Directors
Plan) provides for the issuance of shares of common stock to non-employee directors on a restricted basis. Each non-employee director was issued 200 restricted shares of common stock in 1995 and 193 shares in 1996. Subject to shareholder approval, each year beginning in 1997, each outside director will be issued a number of shares equal to $40,000 divided by the mean between the high and low sales price for the Corporation's common stock price on the date of issuance. The restrictions on the shares lapse at the time of death, retirement from the board or disability.

LONG-TERM INCENTIVE PLANS.   The Corporation initially reserved 4,000,000
shares for issuance under the 1990 Long-Term Incentive Plan (Incentive Plan), which expired March 9, 1995. Restricted stock was awarded to employees at no cost, based on increases in average market value of the Corporation's common stock. At the time restricted shares were awarded, the market value of the stock was added to common stock and additional paid-in capital and was deducted from shareholders' equity (long-term incentive plan deferred compensation). Longterm incentive plan deferred compensation is amortized over the vesting (restriction) period, generally five years, with adjustments made quarterly for market price fluctuations. At the time awarded shares become vested, the Corporation will pay on behalf of each participant a cash bonus in the amount of the estimated income tax liability to be incurred by the participant as a result of the award and cash bonus. Shares totaling 1,155,000 were awarded under the Incentive Plan, of which 676,000 restricted shares remained outstanding as of December 31, 1996.
   The Corporation recognized compensation expense of $29 million in 1996, $22 million in 1995 and $37 million in 1994 related to these incentive plans.

EMPLOYEE STOCK OPTION PLANS.   The 1995 Shareholder Value Incentive Plan
(SVIP) provides for the granting of stock options having a term of either 5-1/2 or 10 years to officers and key employees.
At December 31, 1996, the Corporation
had 8,100,000 shares of common stock reserved for issue under the SVIP.
Options having a term of 10 years become exercisable in 9-1/2 years unless certain performance targets tied to the Corporation's common stock performance are met, which would enable the holder to exercise such options after three, four or five years from the grant date. Options having a term of 5-1/2 years may be exercised only if such performance targets are met in the third, fourth or fifth year after such grant date. At the time options are exercised, the exercise price is payable in cash or by surrender of shares of common stock already owned by the optionee.
   The 1994 Employee Stock Option Plan (1994 Option Plan) provided for the granting of stock options to certain non-officer key employees. There also are options outstanding under both the 1993 Employee Stock Option Plan (1993 Option Plan) and the 1984 Employee Stock Option Plan (1984 Option Plan).
   Except with respect to the SVIP and the 1994 Option Plan, holders of stock options are paid cash bonuses, payable upon exercise of an option, of an amount not to exceed the amount by which the market value of the common stock, as defined, exceeds the option price. In addition, holders of options granted under plans other than the SVIP and the 1994 Option Plan may surrender all or part of the related stock option in exchange for common stock with a fair market value equal to the amount by which the market value of the shares covered by the option exceeds the aggregate option exercise price.
   Except for the SVIP and the 1994 Option Plan (which are noncompensatory for financial reporting purposes), compensation resulting from stock options and cash bonuses was initially measured at the grant date based on the market value of the common stock, and adjustments are made quarterly for market price fluctuations. The Corporation recognized 1993 Option Plan and 1984 Option
Plan compensation expense of $2 million in 1996 and and $6 million in 1995 and 1994.
   Additional information relating to the Corporation's employee stock option plans is as follows:

                              Year ended December 31
                              -------------------------                          --
                               1996      1995      1994
                               ----------------------
Options outstanding
 at January 1             2,217,000 1,646,000 1,055,000
Options granted           2,150,500 1,223,200   937,000
Options exercised/
 surrendered               (117,400) (619,000) (291,000)
Options canceled            (91,600)  (33,200)  (55,000)
------------------------------------------------------
Options outstanding
    at December 31        4,158,500 2,217,000  1,646,000
Options available
 for grant at
 December 31              4,811,000 6,895,000    111,000
 ------------------------------------------------------
Total reserved shares     8,969,500 9,112,000  1,757,000
=======================================================
Options exercisable
 at December 31             869,000 1,012,000    757,000
======================================================
Option prices per share:
 Granted                    $73-$77       $81   $64-$75
 Exercised/surrendered      $39-$75   $39-$75   $39-$66
 Canceled                   $39-$81   $39-$81   $39-$75
=======================================================




SHAREHOLDER RIGHTS PLAN.   The Corporation has a Shareholder Rights Plan
pursuant to which preferred stock purchase rights are issued at the rate of one Right for each share of common stock. The Rights expire on July 31, 1999, unless redeemed earlier. The Rights are exercisable only if a person or group acquires 15 percent or more of the Corporation's common stock or announces a tender offer for 30 percent or more of the common stock. In such event, each Right entitles the holder to buy, at an exercise price of $175, one one hundredth of a newly issued share of Series A Junior Preferred Stock, of which 5 million shares were reserved at December 31, 1996. Due to the nature of its dividend, liquidation and voting rights, the economic value of one one-hundredth of a share of Junior Preferred Stock should approximate the economic value of one share of common stock. In addition, if one of several specified events (generally involving self-dealing transactions by an acquirer of the Corporation's common stock or a business combination involving the Corporation) occurs, each Right generally entitles the holder to buy, at an exercise price of $175 (subject to adjustments), shares of either the Corporation's Series A Junior Preferred Stock or the acquirer's common stock, in either case having a market value of twice the exercise price.

CAPITAL STOCK.   During the year ended December 31, 1995, the Corporation
purchased 618,000 shares of its common stock at an aggregate purchase price of $47 million on the open market. The resolution of the board of directors authorizing such repurchases provides that none will be made as long as the total debt of the Corporation exceeds $5.5 billion.

OTHER.  The Corporation adopted Financial Accounting Standard Number 123 (FAS
123), "Accounting for Stock-Based Compensation," in 1996. The Corporation has elected to continue to account for its stock-based compensation plans under APB Opinion Number 25 and disclose pro forma effects of the plans on net income and earnings per share as provided by FAS 123. Accordingly, no compensation cost has been recognized for the SVIP plan or the Employee Stock Purchase Plan. Had compensation cost for these plans been determined based on the fair value at the grant dates for 1995 and 1996 awards under the plan consistent with the method of FAS 123, the Corporation's pro forma net income would have been $144 million and $1,014 million for 1996 and 1995, respectively. Pro forma earnings per share would have been $1.59 and $11.24 for 1996 and 1995, respectively. The pro forma amounts were calculated with the fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model. For the SVIP plan, the following weighted average assumptions were used for grants in 1996 and 1995, respectively: dividend yield of 2.0 percent and 1.6 percent; option forfeiture rate of 3 percent and 3 percent; stock volatility factor of .3 and .3; risk-free interest rate of 5.7 percent and 7.4 percent; and an expected life of 10 years and 10 years. The total value of SVIP options granted during 1996 and 1995 was computed as $40.9 million and $32.0 million, respectively. For the Employee Stock Purchase Plan, the following weighted average assumptions were used for grants in 1995: dividend yield of 2.0 percent; option forfeiture rate of 28 percent; stock volatility factor of .23; risk-free interest rate of 5.7 percent; and an expected life of 2 years. The total value of Employee Stock Purchase Plan options granted during 1995 was computed as $26.4 million. No Employee Stock Purchase Plan grants were made in 1996.

NOTE 10.  COMMITMENTS AND CONTINGENCIES
The Corporation is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Corporation faces exposure from actual or potential claims and legal proceedings involving environmental matters. Liability insurance in effect during the last several years provides only very limited coverage for environmental matters.
 The Corporation is involved in environmental remediation activities at approximately 200 sites, both owned by the Corporation and owned by others, where it has been notified that it is or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state "superfund" laws. Of the known sites in which it is involved, the Corporation estimates that approximately 31 percent are being investigated, approximately 43 percent are being remediated and approximately 26 percent are being monitored (an activity which occurs after either site investigation or remediation has been completed). The ultimate costs to the Corporation for the investigation, remediation and monitoring of many of these sites cannot be predicted with certainty, due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups, the evolving nature of cleanup technologies and government regulations and the inability to determine the Corporation's share of multi-party cleanups or the extent to which contribution will be available from other parties. The Corporation has established reserves for environmental remediation costs for these sites in amounts which it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the cleanup of hazardous substances, the Corporation believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $63 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Corporation among the range of reasonably possible outcomes were used. In estimating both its current reserve for environmental remediation and the possible range of additional costs, the Corporation has not assumed it will bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on the parties' financial condition and probable contribution on a per site basis.
    In July of 1996, the Corporation executed an agreement with the United States Department of Justice and the Environmental Protection Agency (EPA), which was subsequently approved by the Federal District Court in Atlanta, to settle numerous allegations made by the EPA involving potential claims under the Clean Air Act at 41 of the Corporation's building product manufacturing plants. Pursuant to this settlement, the Corporation has begun to install emissions control equipment at 10 of its plywood plants and at one oriented strand board manufacturing plant at a cost currently estimated at $30 million. The Corporation has also paid a civil penalty of $6 million, and is funding various environmental improvement projects having a cost of $4.25 million.
 Since 1989 the Corporation has been involved in litigation in state courts in Mississippi in which numerous plaintiffs claimed personal injury and property damage as a result of the alleged discharge of dioxin into the Leaf River from a pulp mill owned by a subsidiary of the Corporation. In 1995 and 1996 the Mississippi Supreme Court reversed two lower court judgments which had imposed compensatory and punitive damages on the Corporation. The court ruled that the plaintiffs had failed to prove that the defendants had caused any personal injury or property damage or that the defendants' conduct was intentional, willful, wanton or grossly negligent. Nearly all of the dioxin cases pending in the Mississippi state courts were dismissed in 1996, although appeals from some of these dismissals, and one jury verdict in favor of the Corporation, have been filed. The Corporation intends to file summary judgment motions in the remaining cases. In light of the opinions of the Mississippi Supreme
Court and the dismissal of nearly all of the pending cases, the Corporation believes this litigation no longer represents a material contingency.
 On April 8, 1996, the United States District Court for the Northern District of Mississippi granted a declaratory judgment to several subsidiaries of the Corporation against certain of its insurance carriers, holding that these insurers are obligated to reimburse such subsidiaries for costs incurred to defend against litigation involving the alleged discharge of dioxin from the Leaf River mill, and to indemnify such subsidiaries in the event they are found liable for damages as a result of such alleged discharges. In December of 1996, the primary insurer agreed to pay a substantial portion of such defense costs.
     The Corporation and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by the Corporation. In many cases the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure.
 The Corporation generally resolves asbestos cases by voluntary dismissal or settlement for amounts it considers reasonable given the facts and circumstances of each case. The amounts it has paid to defend and settle these cases to date have been substantially covered by product liability insurance. The Corporation currently is defending claims of approximately 55,000 such plaintiffs and anticipates that additional suits will be filed against it over the next several years. The Corporation has insurance available in amounts which it believes are adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Corporation has further insurance coverage available for the disposition of suits that may be filed against it in the future, but there can be no assurance that the amounts of such insurance will be adequate to cover all future claims. The Corporation has established reserves for liabilities and legal defense costs it believes are probable and reasonably estimable with respect to pending suits and claims and a receivable for expected insurance recoveries.
 The Corporation is defending an action in Alabama state court that seeks to recover damages on behalf of a class of all persons currently owning structures in the United States on which hardboard siding manufactured by the Corporation after January 1, 1980, has been installed. The plaintiffs allege that this hardboard siding was inadequately designed and manufactured and as a consequence prematurely discolors and deteriorates. They also dispute the validity and availability of the warranty issued with the product. The plaintiffs seek unspecified compensatory and punitive damages, declaratory relief regarding the availability of warranties, restitution and injunctive relief. A similar case has been filed against the Corporation and another defendant in state court in Georgia seeking to certify a class of individuals whose mobile homes contain the Corporation's hardboard siding. The plaintiffs seek damages in excess of $10,000 for each purported class member.
 Although the ultimate outcome of these environmental matters and legal proceedings cannot be determined with certainty, based on presently available information management believes that adequate reserves have been established for probable losses with respect thereto. Management further believes that the ultimate outcome of such environmental matters and legal proceedings could be material to operating results in any given quarter or year, but will not have a material adverse affect on the long-term results of operations, liquidity or consolidated financial position of the Corporation.


NOTE 11.  RELATED PARTY TRANSACTIONS
The Corporation is a 50 percent partner in a joint venture (GA-MET) with Metropolitan Life Insurance Company (Metropolitan). GA-MET owns and operates the Corporation's main office building in Atlanta, Georgia. The Corporation accounts for its investment in GA-MET under the equity method.
   At December 31, 1996, GA-MET had an outstanding mortgage loan payable to Metropolitan in the amount of $153 million. The note bears interest at 9-1/2%, requires monthly payments of principal and interest through 2011 and is secured by the land and building owned by the joint venture. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Corporation with respect to this guarantee is considered remote.
NOTE 12.  UNAUDITED SELECTED QUARTERLY FINANCIAL DATA


                                First Quarter Second Quarter
                                ----------------------------
(Millions, except
 per share amounts)            1996    1995    1996    1995
----------------------------------------------------------
-
Net sales                    $3,053  $3,481  $3,324  $ 3,705
Gross profit (net sales minus
    cost of sales)              769   1,084     810    1,123
Income before extraordinary
   item                          50     232      10       265
Net income                       50     232       5       265
Income per share before
 extraordinary item             .55    2.59     .11      2.95
Net income per share            .55    2.59     .06      2.95
Dividends declared per
 common share                   .50     .40     .50       .50
Price range of common stock
 High                         75.25   81.75   78.50     86.75
 Low                          63.00   71.13   67.63     75.88
------------------------------------------------------------




                               Third Quarter  Fourth Quarter
(Millions, except
 per share amounts)            1996    1995    1996     1995
----------------------------------------------------------
--

Net sales                     $3,451 $3,712  $3,196  $  3,415
Gross profit (net sales minus
    cost of sales)               810  1,233     702        988
Income before extraordinary
 item                            99     324       2        197
Net income*                      99     324       2        197
Income per share before
 extraordinary item            1.09    3.57     .02       2.17
Net income per share           1.09    3.57     .02       2.17
Dividends declared per
 common share                   .50     .50     .50        .50
Price range of common stock
 High                         79.75   95.75   81.00      87.88
 Low                          69.75   84.25   69.25      65.75
------------------------------------------------------------





Report of Independent Public Accountants
Georgia-Pacific Corporation and Subsidiaries

To the Shareholders and the Board of Directors of Georgia-Pacific
Corporation:

We have audited the accompanying balance sheets of Georgia-Pacific Corporation (a Georgia corporation) and subsidiaries as of December 31, 1996 and 1995 and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Pacific Corporation and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/  Arthur Andersen LLP
------------------------
Arthur Andersen LLP
Atlanta, Georgia
February 7, 1997


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

Management is also responsible for establishing and maintaining a system of internal control over financial reporting, which encompasses policies, procedures and controls directly related to, and designed to provide reasonable assurance as to, the reliability of the published financial statements. An independent assessment of the system is performed by the Corporation's internal audit staff in order to confirm that the system is adequate and operating effectively. The Corporation's independent public accountants also consider certain elements of the internal control system in order to determine their auditing procedures for the purpose of expressing an opinion on the financial statements. Management has considered any significant recommendations regarding the internal control system which have been brought to its attention by the internal audit staff or independent public accountants and has taken steps it deems appropriate to maintain a cost-effective internal control system. The Audit Committee of the Board of Directors, consisting of independent directors, provides oversight to the financial reporting process. The Corporation's internal auditors and independent public accountants meet regularly with the Audit Committee to discuss financial reporting and internal control issues and have full and free access to the Audit Committee.

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

Management believes that as of December 31, 1996, the internal control system over financial reporting is adequate and effective in all material respects.
/s/  James E. Terrell
---------------------
James E. Terrell
Vice President and Controller


/s/  John F. McGovern
---------------------
John F. McGovern
Executive Vice President - Finance
   and Chief Financial Officer
/s/  A. D. Correll
------------------
A. D. Correll
Chairman, Chief Executive Officer and
President


February 7, 1997

SELECTED FINANCIAL DATA - OPERATIONS Georgia-
Pacific Corporation and Subsidiaries

CASH DIVIDENDS TO EARNINGS
Cash dividends declared (common and preferred) divided by net income (loss).

EARNINGS TO INTEREST
Income (loss) from operations before income taxes, extraordinary items and accounting changes plus interest expense divided by total interest cost (interest expense plus capitalized interest). In the 1996, 1995, 1994, 1993, 1992, 1991 and 1990 calculations, respectively, the $20 million, $37 million, $33 million, $29 million, $35 million, $59 million and $48 million cost of the accounts receivable sale program was included in interest expense.

CASH FLOW TO INTEREST
Cash provided by continuing operations plus interest expense divided by total interest cost (interest expense plus capitalized interest). In the 1995, 1993, 1991 and 1990 calculations, respectively, cash provided by continuing operations excludes $(350) million, $(100) million, $(50) million and $850 million from the accounts receivable sale program. In the 1996, 1995, 1994, 1993, 1992, 1991 and 1990 calculations, respectively, the $20 million, $37 million, $33 million, $29 million, $35 million, $59 million and $48 million cost of the accounts receivable sale program was included in interest expense.

EFFECTIVE INCOME TAX RATE
Provision (benefit) for income taxes divided by income (loss) from continuing operations before income taxes, extraordinary items and accounting changes. SELECTED FINANCIAL DATA - OPERATIONS
Georgia-Pacific Corporation and Subsidiaries

                                  Year ended December 31                           ---------------------------------
(Dollar amounts, except
 per share, and shares
 are in millions)              1996     1995     1994     1993
--------------------------------------------------------------
-
Operations
Net sales                  $13,024  $14,313   $12,738  $12,287
--------------------------------------------------------------
-Costs and expenses
 Cost of sales, excluding
   depreciation and cost
   of timber harvested
   shown below               9,933    9,885     9,620    9,495
 Selling, general and
   administrative            1,419    1,410     1,237    1,277
 Depreciation and cost
   of timber harvested         937      926       913      953
 Interest                      439      395       453      513
 Other (income) loss             -        -      (57)       26
---------------------------------------------------------------
Total costs and expenses    12,728   12,616    12,166  12,264
---------------------------------------------------------------
Income (loss) from continuing
 operations before unusual items,
 income taxes, extraordinary
 items and accounting
 changes                        296    1,697       572       23
Unusual items                    -        -         -        -
Provision (benefit) for
 income taxes                   135      679       246       41
--------------------------------------------------------------
-Income (loss) from continuing
 operations before extraordinary
 items and accounting
    changes                      161    1,018       326      (18)
Extraordinary items and
 accounting changes, net
 of taxes                         (5)        -      (16)     (16)
---------------------------------------------------------------
Net income (loss)             $   156  $ 1,018   $   310  $  (34)
================================================================
 Cash provided by continuing
 operations**                 $ 1,213  $ 1,824   $ 1,009  $   685
================================================================
 Other statistical data
Per common share
 Income (loss) from continuing
  operations before extraordinary
  items and accounting
  changes                  $  1.78  $ 11.29   $  3.66  $ (.21)
Extraordinary items and
 accounting changes           (.06)        -     (.18)   (.18)
----------------------------------------------------------------
 Net income (loss)         $  1.72  $ 11.29   $  3.48  $ (.39)
================================================================
 Dividends declared        $  2.00  $  1.90   $  1.60  $  1.60
Average shares of common
 stock outstanding            90.6     90.2      89.1     87.7
Shares of common stock
 outstanding at year end      91.4     91.3      90.5     90.3
Cash dividends to earnings  113.7%    17.0%     44.5%    100%+
Earnings to interest           1.5      4.5       2.1      1.0
Cash flow to interest          3.4      4.8       3.0      2.3
Effective income tax rate    45.6%    40.0%     43.0%   178.3%
================================================================




                                  Year ended December 31
                                  --------------------------------
(Dollar amounts, except per share,
 and shares
 are in millions)              1992     1991    1990*     1989
--------------------------------------------------------------
-
Operations
Net sales                  $11,847  $11,524   $12,665  $10,171
--------------------------------------------------------------
-Costs and expenses
 Cost of sales, excluding
   depreciation and cost
   of timber harvested,
   shown below               9,238    9,054     9,612    7,488
 Selling, general and
   administrative            1,170    1,137       951      689
 Depreciation and cost
   of timber harvested         948      834       825      647
 Interest                      565      584       606      260
 Other (income) loss             -    (344)      (48)        -
--------------------------------------------------------------
-Total costs and expenses   11,921   11,265    11,946    9,084
--------------------------------------------------------------
-Income (loss) from continuing
 operations before unusual items,
 income taxes, extraordinary
 items and accounting
 changes                      (74)      259       719    1,087
Unusual items                    -        -         -        -
Provision (benefit) for
 income taxes                 (14)      293       354      426
--------------------------------------------------------------
-Income (loss) from continuing
 operations before extraordinary
 items and accounting
    changes                      (60)     (34)       365    661
Extraordinary items and
 accounting changes, net
 of taxes                     (64)    (108)         -        -
---------------------------------------------------------------
Net income (loss)         $ (124)  $ (142)   $   365  $   661
================================================================
 Cash provided by continuing
 operations**              $ 1,027  $   740   $ 1,349  $ 1,491
================================================================
Other statistical data
Per common share
 Income (loss) from continuing
  operations before extraordinary
  items and accounting
  changes                  $ (.69)  $ (.40)   $  4.28  $  7.42
Extraordinary items and
  accounting changes         (.74)   (1.25)         -        -
----------------------------------------------------------------
 Net income (loss)         $(1.43)  $(1.65)   $  4.28  $  7.42
================================================================
 Dividends declared        $  1.60  $  1.60   $  1.60  $  1.45
Average shares of common
 stock outstanding            86.4     85.8      85.3     89.1
Shares of common stock
 outstanding at year end      88.1     87.4      86.7     86.7
Cash dividends to earnings   100%+    100%+     38.1%    19.7%
Earnings to interest           0.9      1.4       2.0      5.0
Cash flow to interest          2.7      2.1       2.9      6.4
Effective income tax rate  (18.9)%   113.1%     49.2%    39.2%
================================================================




                                   Year ended December 31
                                ----------------------------
(Dollar amounts, except
 per share, and shares
 are in millions)                     1988     1987
1986
-----------------------------------------------------------
-
Operations
Net sales                           $9,509   $8,603  $
7,223
-----------------------------------------------------------
-Costs and expenses
 Cost of sales, excluding
   depreciation and cost
   of timber harvested
   shown below                       7,312    6,670
5,688
 Selling, general and
   administrative                      632      583
511
 Depreciation and cost
   of timber harvested                 590      494
434
 Interest                              197      124
138
 Other (income) loss                     -        -
-
-----------------------------------------------------------
-Total costs and expenses            8,731    7,871
6,771
-----------------------------------------------------------
-Income (loss) from continuing
 operations before unusual items,
 income taxes, extraordinary
 items and accounting
 changes                               778      732
452
Unusual items                            -       66
33
Provision (benefit) for
 income taxes                          311      340
189
-----------------------------------------------------------
-Income (loss) from continuing
 operations before extraordinary
 items and accounting
    changes                               467      458
                            296
Extraordinary items and
 accounting changes, net
 of taxes                                -        -
-
-----------------------------------------------------------
-Net income (loss)                  $  467   $  458  $
296
===========================================================
== Cash provided by continuing
 operations**                       $1,005   $  888  $
670
===========================================================
== Other statistical data
Per common share
 Income (loss) from continuing
  operations before extraordinary
  items and accounting
  changes                           $ 4.76   $ 4.23  $
2.70
Extraordinary items and
  accounting changes                     -        -
-
-----------------------------------------------------------
--
 Net income (loss)                  $ 4.76   $ 4.23  $
2.70
===========================================================
==
 Dividends declared                 $ 1.25   $ 1.05  $
 .85
Average shares of common
stock outstanding                    98.1    107.5    104.1
Shares of common stock
 outstanding at year end              94.8    104.7
107.3
Cash dividends to earnings           26.3%    25.1%
32.8%
Earnings to interest                   4.4      6.9
4.2
Cash flow to interest                  5.5      7.6
5.5
Effective income tax rate            40.0%    42.6%
39.0%
==========================================================
==




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

TOTAL DEBT TO CAPITAL, BOOK BASIS
Total debt divided by the sum of total debt, deferred income taxes, other long term liabilities, redeemable preferred stock and shareholders' equity as of the end of the year. Total debt includes bank overdrafts, commercial paper and short-term notes, current portion of long-term debt, long-term debt and accounts receivable sold.

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


SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR
Georgia-Pacific Corporation and Subsidiaries

                                    Year ended December 31

(Dollar amounts, except per share,
 and shares are in millions)      1996     1995     1994     1993 ------------
-----------------------------------------------------
Financial position, end of year
Current assets                  $2,615   $2,595   $1,984  $ 1,646
Timber and timberlands, net      1,337    1,374    1,363
1,381
Property, plant and
 equipment, net                  6,560    6,013    5,488
5,448
Goodwill                         1,658    1,714    1,773
1,832
Other assets                       648      639      256
238
---------------------------------------------------------------
--
Total assets                    12,818   12,335   10,864
10,545
---------------------------------------------------------------
-Current liabilities             2,490    1,764    2,325
2,064
Long-term debt                   4,371    4,704    3,904
4,157
Other long-term liabilities      1,275    1,201      825
827
Deferred income taxes            1,161    1,147    1,190
1,095
Redeemable preferred stock           -        -        -
-
---------------------------------------------------------------
-Shareholders' equity           $3,521   $3,519   $2,620  $
2,402
---------------------------------------------------------------
-Working capital                $  125   $  831   $(341)  $
(418)
---------------------------------------------------------------
--

Other statistical data
Property, plant and equipment
 investments (including
  acquisitions)                  $1,407   $1,259   $  850  $
                              421
Proprty, plant and equipment
 investments (excluding
 acquisitions)                   1,059    1,259      850
421
Timber & timberlands purchases     142      244      211
235
Per common share
    Market price: High              81.00    95.75    79.00
                             75.00
               Low               63.00    65.75    56.75
55.00
               Year-end          72.00    68.63    71.50
68.75
    Book value                      38.52    38.54    28.95
                             26.60
Total debt to capital,
    book basis                      50.4%    49.3%    56.0%
                             57.0%
Total debt to capital,
 market basis                    47.4%    47.2%    46.9%
48.0%
Current ratio                      1.1      1.5       .9
 .8
===============================================================
==




                                    Year ended December 31 ----
                              -------------------------------
(Dollar amounts, except per share,
 and shares are in millions)      1992     1991    1990*
1989
---------------------------------------------------------------
-
Financial position, end of year
Current assets                  $1,607   $1,562   $1,766  $
1,829
Timber and timberlands, net      1,402    1,377    1,630
1,246
Property, plant and
 equipment, net                  5,831    5,567    6,341
3,691
Goodwill                         1,891    1,949    2,042
91
Other assets                       181      174      284
202
---------------------------------------------------------------
-Total assets                   10,912   10,629   12,063
7,059
---------------------------------------------------------------
-Current liabilities             2,452    2,722    2,535
924
Long-term debt                   4,019    3,743    5,218
2,336
Other long-term liabilities        731      633      407
241
Deferred income taxes            1,202      795      928
841
Redeemable preferred stock           -        -        -
-
---------------------------------------------------------------
-Shareholders' equity           $2,508   $2,736   $2,975  $
2,717
---------------------------------------------------------------
-Working capital                $(845)   $(1,160) $(769)  $
905
---------------------------------------------------------------
--

Other statistical data
Property, plant and equipment
 investments (including
  acquisitions)                  $  347   $  490   $3,320  $
                              453
Property, plant and equipment
 investments (excluding
 acquisitions)                     347      490      833
447
Timber & timberland purchases      196      148      595
179
Per common share
 Market price: High              72.00    60.25    52.13
62.00
        Low                      48.25    36.25    25.38
36.63
        Year-end                 62.38    53.63    37.25
48.50
 Book value                      28.47    31.30    34.31
31.35
Total debt to capital,
 book basis                      57.0%    60.1%    63.6%
40.1%
Total debt to capital,
 market basis                    51.7%    57.2%    69.9%
37.7%
Current ratio                       .7       .6       .7
2.0
===============================================================
==




                                         Year ended December 31
                                        -----------------------
                                        --
(Dollar amounts, except
 per share, and shares
 are in millions)                          1988     1987
1986
---------------------------------------------------------------
-
Financial position, end of year
Current assets                           $1,892   $1,729  $
1,420
Timber and timberlands, net               1,289      915
844
Property, plant and
 equipment, net                           3,723    3,048
2,691
Goodwill                                    101       92
-
Other assets                                113       90
160
---------------------------------------------------------------
-Total assets                             7,118    5,874
5,115
---------------------------------------------------------------
-Current liabilities                      1,013      996
837
Long-term debt                            2,514    1,298
893
Other long-term liabilities                 168      156
125
Deferred income taxes                       788      744
695
Redeemable preferred stock                    -        -
113
---------------------------------------------------------------
-Shareholders' equity                    $2,635   $2,680  $
2,452
---------------------------------------------------------------
-Working capital                         $  879   $  733  $
583
---------------------------------------------------------------
--

Other statistical data
Property, plant and equipment
 investments (including
  acquisitions)                           $1,115   $  717  $
                              426
Property, plant and equipment
 investments (excluding
 acquisitions)                              697      532
390
Timber & timberland purchases               577      215
151
Per common share
 Market price:High                        42.88    52.75
41.25
        Low                               30.75    22.75
24.75
        Year-end                          36.88    34.50
37.00
 Book value                               27.79    25.59
22.70
Total debt to capital,
 book basis                               44.1%    31.4%
26.3%
Total debt to capital,
 market basis                             44.8%    31.2%    23.3%
Current ratio                               1.9      1.7      1.7
=================================================================




* The financial position of Great Northern Nekoosa Corporation and its subsidiaries has been included beginning March 1990.


SALES AND OPERATING PROFITS BY INDUSTRY SEGMENT
Georgia-Pacific Corporation and Subsidiaries

                                Year ended December 31 -------------
                  --------------------------------------
(Millions)             1996        1995          1994        1993
--------------------------------------------------------------------
Net sales
Building products(2)
 Wood panels      $ 2,666   21%$ 2,962   21% $3,159   25% $ 2,913
24%
 Lumber             2,398   18   2,251   16   2,556   20    2,672
22
 Gypsum products      613    5     349    2     320    3      236
2
 Chemicals            356    3     372    3     334    3      267
2
 Other              1,332   10   1,367    9   1,192    9      979
8
--------------------------------------------------------------------
                    7,365   57   7,301   51   7,561   60    7,067
                    58
--------------------------------------------------------------------
Pulp and paper
 Containerboard and
   packaging        2,293   17   2,797   20   2,185   17    1,902
15
 Communication
   papers           1,521   12   1,961   14   1,310   10    1,195
10
 Tissue               934    7     871    6     740    6      713
6
 Market pulp          738    6   1,220    8     772    6      579
5
 Paper distribution
   and envelopes        -    -       -    -      35    -      748
6
 Other                123    1     113    1      96    1       51
-
--------------------------------------------------------------------
                    5,609   43   6,962   49   5,138   40    5,188
                    42
--------------------------------------------------------------------
Other operations       50    -      50    -      39    -       32
-
--------------------------------------------------------------------
Continuing
 operations       $13,024  100%$14,313  100% $12,738 100% $12,287
100%
====================================================================
=

Operating results(3, 4)
Building products $   516   56%$   669   29% $1,013   83% $   973
126%
Pulp and paper        390   43   1,611   71     204   17    (213)
(27)
Other operations        8    1      10    -      10    -       10
1
--------------------------------------------------------------------
Continuing
 operations       $   914  100%$ 2,290  100% $1,227  100% $   770
100%
====================================================================
=




                                Year ended December 31 -------------
                  --------------------------------------
(Millions)             1992        1991        1990(1)       1989
--------------------------------------------------------------------
Net sales
Building products(2)
 Wood panels      $ 2,543   22%$ 2,097   18% $2,296   18% $ 2,488
24%
 Lumber             2,055   17   1,819   16   1,966   16    2,109
21
 Gypsum products      216    2     222    2     270    2      299
3
 Chemicals            240    2     223    2     247    2      253
3
 Other              1,058    9   1,044    9   1,144    9      939
9
--------------------------------------------------------------------
                    6,112   52   5,405   47   5,923   47    6,088
                    60
--------------------------------------------------------------------
Pulp and paper
 Containerboard and
   packaging        2,001   17   2,008   17   2,440   19    1,578
15
 Communication
   papers           1,070    9   1,134   10   1,360   11      983
10
 Tissue               682    6     664    6     719    6      679
7
 Market pulp          681    6     645    6     779    6      728
7
 Paper distribution
   and envelopes    1,208   10   1,218   10   1,027    8        -
-
 Other                 69    -     420    4     377    3       74
1
--------------------------------------------------------------------
                    5,711   48   6,089   53   6,702   53    4,042
                    40
--------------------------------------------------------------------
Other operations       24    -      30    -      40    -       41
-
--------------------------------------------------------------------
Continuing
 operations       $11,847  100%$11,524  100% $12,665 100% $10,171
100%
=====================================================================

Operating results(3, 4)
Building products $   691  100%$   504   47% $  511   35% $   533  36%
Pulp and paper        (8)   (1)    546   51     939   64      917  63
Other operations        9    1      17    2      17    1       15   1
--------------------------------------------------------------------
Continuing
 operations       $   692  100%$ 1,067  100% $1,467  100% $ 1,465 100%
=====================================================================




                            Year ended December 31 -----------------
                     ------------------
(Millions)             1988         1987         1986
---------------------------------------------------------
Net sales
Building products(2)
 Wood panels       $ 2,442  26% $ 2,355  28% $ 1,864  26%
Lumber               2,134  22    2,002  23    1,676   23
 Gypsum products       305   3      361   4      375   5
 Chemicals             241   2      189   2      155   2
Other                  907  10      848  10      783  11
-------------------------------------------------------
                     -6,029  63   5,755  67    4,853 67
-------------------------------------------------------
-Pulp and paper
 Containerboard and
   packaging         1,433  15  1,246  15    1,029  15
 Communication
   papers              796   8    621   7      461   6
  Tissue               590   6    539   6      502   7
Market pulp            533   6    314   4      221   3
 Paper distribution
   and envelopes         -   -        -   -        -
-
 Other                  84   1       90   1       681
-------------------------------------------------------
                     -3,436  36    2,810  33    2,281
                     32
-------------------------------------------------------
-Other operations       44   1       38   -       891
-------------------------------------------------------
-Continuing
 operations        $ 9,509 100% $ 8,603 100% $ 7,223   100%
=========================================================

Operating results(3, 4)
Building products  $   428  41% $   533  58% $   500   73%
Pulp and paper     616  58          383  41      146   22
Other operations        10   1       10   1      355
--------------------------------------------------------
Continuing
 operations        $ 1,054 100% $   926 100% $   681  100%
=========================================================





(1) Sales and operating profits of Great Northern Nekoosa Corporation and its subsidiaries have been included beginning on March 9, 1990.
(2) Building products sales include products manufactured by the Corporation and products purchased and resold by the Corporation's distribution division.
(3) Operating results are before general corporate expenses, interest, cost of accounts receivable sale program, income taxes, extraordinary items and accounting changes.
(4) Segment operating results include a net $117 million pretax expense in 1996, a net $70 million pretax expense in 1995, a net $57 million pretax gain in 1994, a net $26 million pretax loss in 1993, a net $344 million pretax gain in 1991 and a net $48 million pretax gain in 1990 primarily resulting from asset divestitures and restructuring charges. If these amounts had been excluded from segment operating profits, pulp and paper operating profits would have been $410 million in 1996, $171 million in 1994, $(187) million in 1993, $362 million in 1991 and $979 million in 1990; building products operating profits would have been $613 million in 1996, $739 million in 1995, $989 million in 1994, $344 million in 1991 and $423 million in 1990.


OPERATING STATISTICS
Georgia-Pacific Corporation and Subsidiaries

                                       Production
                                As of December 31, 1996
-----------------------------------------
                     Number of   Annual
                Facilities   Capacity   1996  1995  1994
-------------------------------------------------------------
Pulp and paper
Paper (t.tons)
 Containerboard and packaging
   Linerboard and medium     4  3,491     3,290 3,067   3,105
   Other paperboard          6    708       611   576     614
   Kraft paper               1    253       298   302     345
 Communication papers        7  2,216     2,114 2,114   2,064
   Tissue                    5    595       618   616     586
Groundwood papers           -      -         -     -      -
Market pulp,
 shipments  (t.tons)         6  2,070     2,029 1,871  1,977
------------------------------------------------------------
Total paper and market pulp 29  9,333      8,960 8,546  8,691

Converting
 Corrugated
  packaging (t.tons)        36  2,654     2,408 2,373  2,327
 Tissue (t.tons)             6    593       581   574    544
 Other                      11
-----------------------------------------------------------
-Total paper, market pulp
 and converting             82
=============================================================

Building products
Wood panels
 Softwood plywood (3/8'')
   (m.sq.ft.)               16  5,299     5,383 5,337 5,445
 Oriented strand board
   (3/8'')(m.sq.ft.)         6  1,681     1,416 1,104 1,028
 Hardboard (1/8'')
   (m.sq.ft.)                8  1,397     1,266 1,296 1,365
 Particleboard (3/4'')
   (m.sq.ft.)                9  1,315     1,276 1,145 1,190
 Hardwood plywood (sm)
   (m.sq.ft.)                2    600       433   429   448
 Medium-density fiberboard
   (3/4'')(m.sq.ft.)         3    382       173    84    95
 Panelboard (1/8'')
   (m.sq.ft.)                1    373       271   343    378
 Softboard (1/2'')
   (m.sq.ft.)                1    250       221   221    241
Lumber (m.bd.ft.)           40  2,671     2,518 2,430  2,561
Gypsum board (m.sq.ft.)**   21  6,400     4,942 2,754  2,786
Roofing-shingles
   (t.squares)***            -      -         -     -    959
Formaldehyde (m.lbs.)       15  2,226     2,068 1,985  2,006
Thermosetting resins
   (m.lbs.)                 18  3,508     3,164 2,866  2,926
Other                       20
------------------------------------------------------------
Total building products    160
=============================================================
Distribution centers       102
Other  operations               2
=============================================================


Resources (as of December 31)
North American timberlands (t.acres)
 Owned                                    5,682 5,663  5,732
 Controlled                                 412   417    681
=============================================================




                                            Production
                                      1993  1992  1991  1990*
----------------------------------------------------
Pulp and paper
Paper (t.tons)
 Containerboard and packaging
   Linerboard and medium            3,030 2,889 2,936  3,139
   Other paperboard                   567   526   522    544
   Kraft paper                        343   377   358    354
 Communication papers               2,119 2,002 1,994  1,780
 Tissue                               594   576   556    553
 Groundwood papers                      -     -   603    531
Market pulp,
 shipments  (t.tons)                1,940 1,829 1,793  1,667
------------------------------------------------------------
Total paper and market pulp         8,593 8,199 8,762  8,568

Converting
 Corrugated packaging
  (t.tons)                          2,065 1,917 1,816  2,225
 Tissue (t.tons)                      543   521   491    497
 Other ------------------------------------------------------
------Total paper, market pulp
 and converting
=============================================================
Building products
Wood panels
 Softwood plywood (3/8'')
   (m.sq.ft.)                       5,462 5,133 4,968  5,395
 Oriented strand board (3/8'')
   (m.sq.ft.)                       1,045 1,011   851    969
 Hardboard (1/8'')
   (m.sq.ft.)                       1,388 1,330 1,202  1,203
 Particleboard (3/4'')
   (m.sq.ft.)                       1,089   977   932    984
 Hardwood plywood (sm)
   (m.sq.ft.)                         477   458   424    437
 Medium-density fiberboard
   (3/4'')(m.sq.ft.)                   98    92    79     88
 Panelboard (1/8'')
   (m.sq.ft.)                         366   365   332    344
 Softboard (1/2'') (m.sq.ft.)         247   234   237    252
Lumber (m.bd.ft.)                   2,580 2,568 2,570  2,674
Gypsum board (m.sq.ft.)**           2,409 2,112 1,955  2,309
Roofing-shingles
   (t.squares)***                   7,274 7,447 7,775  7,674
Formaldehyde (m.lbs.)               1,809 1,614 1,540  1,547
Thermosetting resins (m.lbs.)       2,761 2,571 2,377  2,470
Other -------------------------------------------------------
-----Total building products
=============================================================
Distribution centers
Other  operations
=============================================================


Resources (as of December 31)
North American timberlands (t.acres)
 Owned                              5,821 5,942 5,969  8,203****
 Controlled                           681   707   922  1,047****
=============================================================



                                            Production
                                      1989  1988  1987  1986
------------------------------------------------------------
Pulp and paper
Paper (t.tons)
 Containerboard and packaging
   Linerboard and medium            1,419 1,297 1,318 1,146
   Other paperboard                   555   458   393   368
   Kraft paper                        350   356   348   394
 Communication papers               1,161   970   868   731
 Tissue                               519   511   490   496
 Groundwood papers                      -     -     -    -

Market pulp,
 shipments  (t.tons)                1,194   870   718   611
-----------------------------------------------------------
-Total paper and market pulp        5,198 4,462 4,135 3,746

Converting
 Corrugated packaging
  (t.tons)                          1,258 1,270 1,205 1,102
 Tissue (t.tons)                      467   462   446   437
 Other ----------------------------------------------------
Total paper, market pulp
 and converting
=============================================================

Building products
Wood panels
 Softwood plywood (3/8'')
   (m.sq.ft.)                       5,341 5,545 5,050  4,706
 Oriented strand board
   (3/8'')(m.sq.ft.)                  873   793   652    525
 Hardboard (1/8'') (m.sq.ft.)       1,203 1,198 1,159    349
 Particleboard (3/4'')
   (m.sq.ft.)                       1,062 1,004   695    425
 Hardwood plywood (sm)
   (m.sq.ft.)                         420   456   357    335
 Medium-density fiberboard
   (3/4'')(m.sq.ft.)                   74    62    59     75
 Panelboard (1/8'')
   (m.sq.ft.)                         318   330   295    248
 Softboard (1/2'') (m.sq.ft.)         242   238   231    241
Lumber (m.bd.ft.)                   2,426 2,324 1,956  1,784
Gypsum board (m.sq.ft.)**           2,403 2,406 2,620  2,473
Roofing-shingles
   (t.squares)***                   8,106 7,155 6,976  7,361
Formaldehyde (m.lbs.)               1,454 1,394 1,309  1,233
Thermosetting resins (m.lbs.)       2,372 2,362 2,136  1,805
Other ------------------------------------------------------------
Total building products
=============================================================
 Distribution centers
Other  operations
=============================================================


Resources (as of December 31)
North American timberlands (t.acres)
 Owned                              5,430 5,480 4,910  4,700
 Controlled                           670 1,010   670    530
===========================================================
==






sm = surface measure basis
t  = thousands
m = millions


The Corporation has 236 manufacturing facilities in the United States and eight in Canada.
* The production of Great Northern Nekoosa facilities has been included beginning on March 9, 1990.
**   Domtar facilities production has been included beginning in April 1996.
***   Roofing operations were sold in February 1994.
**** Excludes 540,000 fee acres and 98,000 controlled acres of timberland sold in January 1991.

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

TRANSFER AGENT AND REGISTRAR
First Chicago Trust Company of New York
Post Office Box 2500
Jersey City, New Jersey 07303-2500

SHAREHOLDER INFORMATION
For shareholder information, contact the Transfer Agent and Registrar, First Chicago Trust Company of New York, at Post Office Box 2500, Jersey City, New Jersey 07303-2500, or telephone (800) 519-3111.
   Registered G-P shareholders are eligible to participate in the G-P Dividend Reinvestment Plan. For information on the Plan, contact the Plan agent, First Chicago Trust Company of New York, Post Office Box 2500, Jersey City, New Jersey 07303-2500.
   Number of shareholders of record at December 31, 1996: 40,381.

FINANCIAL INFORMATION
A copy of the Georgia-Pacific 1996 Annual Report to the Securities and Exchange
Commission on Form 10-K will be supplied without charge. Annual Statistical Updates are also available. Requests for current quarterly financial results should be directed to (800) 340-2384. Copies of corporate news releases are available through fax-on-demand by telephoning (800) 758-5804, extension 357498. All other requests for financial information should be directed to:
Investor Relations, Georgia-Pacific Corporation, P.O. Box 105605, Atlanta, Georgia 30348, or telephone (404) 652-5555. Information concerning the company can also be found on the Internet at http://www.gp.com.


Georgia-Pacific is an equal opportunity employer.