Form 10-K405, Exhibit 13
period 1997-12-31
GEORGIA PACIFIC CORP
filed 1998-03-26
CIK 41077

HIGHLIGHTS

GEORGIA-PACIFIC CORPORATION
 (Dollar amounts, except per share,
 and shares are in millions)                  1997    1996
------------------------------------------------------------
Net sales                                  $13,094   $13,024

Income before extraordinary item and
  accounting change                            129       161

Basic Income per share before
extraordinary
 item and accounting change                             1.78

Cash provided by operations*                 1,112     1,213

Property, plant & equipment investments        717     1,059

Cash dividends paid                            184       183

Total assets at year end                    12,950    12,818

Total debt at year end**                     5,490     5,928

Total debt to capital at year end,
 book basis                                  47.2%     50.4%

Total debt to capital at year end,
 market basis                                          47.4%

Cash dividends paid per share of
 common stock                                        $  2.00

Market price per share of common
 stock at period end                                 $ 72.00

Shares of common stock outstanding
 at year end                                            91.4
------------------------------------------------------------

GEORGIA-PACIFIC GROUP
 (Dollar amounts, except per share,
 and shares are in millions)                  1997    1996
------------------------------------------------------------
Net sales                                  $12,968   $12,901

Income before extraordinary item and
  accounting change                           (86)        34

Basic Income per share before extraordinary
 item and accounting change                  (.94)

Cash provided by operations*                   900     1,047

Property, plant & equipment investments        715     1,055

Cash dividends paid                             92        91

Total assets at year end                    11,779    11,492

Total debt at year end**                     4,519     4,612

Total debt to capital at year end,
 book basis                                  43.1%     44.2%

Total debt to capital at year end,
 market basis                                44.7%

Cash dividends paid per share of
 common stock                              $  1.00

Market price per share of common
 stock at year end                         $ 60.75

Shares of common stock outstanding
 at year end                                  92.2
------------------------------------------------------------

THE TIMBER COMPANY
 (Dollar amounts, except per share,
 and shares are in millions)                  1997    1996
------------------------------------------------------------
Net sales                                  $   551   $   547

Income before extraordinary item and
  accounting change                            215       127

Basic Income per share before extraordinary
  item and accounting change                  2.35

Cash provided by operations*                   212       166

Property, plant & equipment investments          2         4

Cash dividends paid                             92        92

Total assets at year end                     1,171     1,326

Total debt at year end**                       971     1,316

Total debt to capital at year end,
 book basis                                  83.4%     99.6%

Total debt to capital at year end,
 market basis                                31.6%

Cash dividends paid per share of
 common stock                              $  1.00

Market price per share of common
 stock at year end                         $ 22.69

Shares of common stock outstanding
 at year end                                  92.6
------------------------------------------------------------






 * Excludes the accounts receivable sale program.
** Includes the proceeds from the accounts receivable sale program under the assumption that at the end of the program the proceeds will be replaced by debt.


FINANCIAL STRATEGY

The common objective of Georgia-Pacific Corporation, Georgia-Pacific Group and The Timber Company is to provide our shareholders with investment returns at least equal to the cost of equity. The paper and forest products industry has traditionally provided shareholders a small portion of their returns through dividend payments. In the past, however, the industry primarily has tried to increase equity values by reinvesting all its operating cash flows in expansion projects and acquisitions.
     The industry's stock performance suggests the returns on much of this reinvestment have been insufficient. Although the cyclical nature of the paper and forest products industry provides investors with opportunities to earn handsome returns over short periods, the long-term stock performance of the industry generally has been unimpressive.

LETTER STOCK. As part of our effort to improve the returns of our shareholders, the Corporation issued a letter stock that separated the business and cash flows of the Corporation's timberlands from those of its manufacturing and distribution operations. The Corporation now has two classes of common stock, one of which tracks the financial performance of our timber business, and the other of which tracks the performance of the rest of its operations. The earnings and cash flows of The Timber Company will be reinvested solely in that business or returned to holders of The Timber Company stock in the form of dividends or share repurchases, regardless of the cash needs of the manufacturing business. Likewise, the earnings and cash flows of the Georgia-Pacific Group will be reinvested solely in that business or returned to holders of Georgia-Pacific Group stock in the form of dividends or share repurchases. Holders of The Timber Company stock should benefit from the relatively stable cash flows of that business and possible real growth in future timber prices. Holders of Georgia-Pacific Group stock should benefit from the strong cash flows of a cyclical commodity business that has reduced annual capital spending and is committed to an aggressive share repurchase program when cash flows exceed available positive net present value projects.

CAPITAL STRUCTURE. The Corporation tries to balance the mix of debt and equity in a way that will benefit our shareholders by keeping our weighted average cost of capital low, while retaining the flexibility needed to finance attractive internal projects or acquisitions. Risk factors that contribute to the volatility of our cash flows include economic cycles, changes in industry capacity and additional environmental regulations. On the other hand, factors that reduce our risk include the diversity of our manufacturing businesses and the number, size and liquidity of our capital assets and timber holdings. Our products are not subject to obsolescence, except over the long term. Furthermore, we employ a high proportion of long-term, fixed-rate debt in our capital structure.
    On December 31, 1997, the Corporation's total debt was $5.5 billion, including $280 million in proceeds from the accounts receivable sale program. The weighted average after-tax cost of debt was 4.73 percent. About 84 percent of our debt was long term, with an average maturity of approximately 18 years. On a market-value basis, our debt-to-capital ratio was 42 percent. By employing this capital structure, we believe that our weighted average cost of capital is nearly optimized - at approximately 10 percent.
    Considering Georgia-Pacific's ability to generate strong cash flows - even at the bottom of the cycle - we believe our current debt structure is quite manageable. In 1993, we established a target debt level of $5.5 billion. This amount was based on our ability to cover interest on this level of debt, pay income taxes and fund several hundred million dollars of reinvestment to maintain our facilities - even if our pulp and paper business and our building products business are both at the bottom of their cycles. Effective with the approval of the letter stock transaction, the Board of Directors allocated $4.5 billion of that target debt level to the Georgia-Pacific Group and $1.0 billion to The Timber Company. Due to the stable nature of The Timber Company's cash flows, we concluded it could bear a greater proportion of the Corporation's total fixed charges (interest and dividends) relative to its value. The debt allocated to the Georgia-Pacific Group allows it to service debt in the troughs of cycles while leaving sufficient free cash for dividends and capital spending on maintenance. More importantly, it allows for significant share repurchases during periods of high cash flows. The letter stock transaction does not affect the consolidated credit of the Corporation, and so the solid investment-grade ratings for the Corporation are unaffected.
    In January 1998, the Board approved a $250 million increase in the Corporation's target debt level to $5.75 billion, with the increase allocated entirely to the Georgia-Pacific Group. We believe this is appropriate given the approximately $4.2 billion in additions we have made to our manufacturing asset base since establishing the original target debt level, as well as our major cost reduction achievements of the last two years. The Board continually reviews the Corporation's capital structure and could further increase the target debt level in the future. However, given the considerable financial stress endured following the $5.4 billion debt-financed acquisition of Great Northern Nekoosa Corporation in 1990, any future major acquisition would likely be financed with equity or a combination of debt and equity.

INVESTMENTS AND DIVESTITURES. The Corporation evaluates most major projects and acquisitions by their projected rate of return of cash flows. An acceptable rate of return for a project depends on the risks inherent in the project. Several factors create risk, including the level of economic growth and demand in U.S. and export markets, changes in industry capacity, changes in the cost of wood fiber and other costs of production, and potential competition from substitute products.
    In addition to the evaluations of proposed capital projects that take place prior to approval, we review major investments during the course of the projects and/or after their completion. These audits compare the actual timing and amount of expenditures, product prices, raw material costs and other critical success factors to the assumptions made when the investments were proposed. These reviews (which are presented periodically to the Corporation's Board) have highlighted many of the risks inherent in making capital investments within our industry.
    During 1996, Georgia-Pacific concluded a three-year investment program that totaled $3.2 billion, excluding timber and timberlands and an acquisition of gypsum manufacturing plants. With the completion of these projects, the Georgia-Pacific Group anticipates its property, plant and equipment investments will remain around $750 million per year for the foreseeable future, excluding any potential acquisition costs.
    During 1997, The Timber Company invested $51 million in timber and timberlands. The Timber Company is committed to maintaining annual investment in timber and timberlands at approximately $50 million.
    In a continuing effort to create shareholder value, the Corporation routinely evaluates the performance and strategic fit of our existing operations. Assets not considered strategic or not expected to deliver adequate returns undergo evaluation for divestment. For example, in 1997 the Corporation completed the sale of its nonstrategic Martell, California, timberlands and associated building products plants.
    In 1995 Georgia-Pacific implemented new performance measurement and compensation plans based on Economic Value Added (EVA). In applying the EVA metric, business units are compensated for their ability to improve after-tax returns on the market value of capital employed that exceeds the cost of capital. These plans are designed to encourage continuing process improvements, cost reductions, and the divestiture of underperforming assets.

DIVIDENDS AND SHARE REPURCHASES. We believe a portion of our cash flows should be paid to shareholders as regular, sustainable quarterly dividends. Effective with the approval of the letter stock transaction, the Board allocated $.25 of the Corporation's quarterly dividend of $.50 to each group. In the future, the dividend rate for each group will depend on its cash flows, long-term capital requirements and our overall capital structure.
    As in past years, there likely will be periods when the Corporation generates cash in excess of its opportunities for reinvestment and requirements for dividends. We believe excess cash should be returned to our shareholders so they can make their own reinvestment choices. We have used share repurchase programs as a flexible and tax-effective way of distributing excess cash to shareholders. We believe our long-term shareholders will benefit as their proportionate share of the Georgia-Pacific Group or The Timber Company grows.
    In August 1995, the Corporation's Board authorized management to make purchases of the Corporation's common stock provided that total debt was below $5.5 billion. When debt fell below that level in the fourth quarter of 1995, the Corporation purchased 618,000 shares at a total price of $47 million. At the end of 1995 and throughout 1996, debt remained above our target level and no shares were purchased.
    In January 1998, the Board raised the target debt level and authorized management to repurchase shares when total Georgia-Pacific Corporation debt is below our new overall target of $5.75 billion. Management is authorized to repurchase shares of the Georgia-Pacific Group when total corporate debt is below the target level and Georgia-Pacific Group debt is below $4.75 billion. The Timber Company shares can be repurchased when total corporate debt is below the target level and The Timber Company debt is below $1.0 billion. The Georgia-Pacific Group has repurchased over 625,000 shares since December 17, 1997.

GEORGIA-PACIFIC GROUP

The Georgia-Pacific Group has grown through expansion and acquisitions to become one of the world's leading manufacturers of building products and of pulp and paper. The Group is one of the largest domestic producers of structural and other wood panels, lumber, containerboard, communication papers and market pulp. The Group also is the second-largest gypsum wallboard producer in North America and operates a growing tissue products business.
    The pulp and paper industry and, to a lesser extent, the building products industry, are subject to highly cyclical earnings patterns that have become more volatile in recent years. This is due in large measure to capital spending patterns in these industries. Historically, Georgia-Pacific Corporation and its competitors have tended to invest large amounts of capital to build new manufacturing plants and to maintain and rebuild existing manufacturing facilities. These capital investments typically have been made at or shortly after earnings peaks. Given the long lead time required to build new facilities and install new manufacturing equipment (generally 18-36 months), new capacity in both the pulp and paper and the building products industries frequently came on-line at or near the same time, thus exacerbating supply and demand imbalances and causing the price of many of our products to fall sharply.
    Furthermore, the Georgia-Pacific Group's position as one of the leading worldwide manufacturers of several key products that are essentially commodities further increases the volatility of earnings. Relatively minor movements in the price of finished products cause major fluctuations in the Georgia-Pacific Group's operating income because we produce a significant percentage of worldwide volume.
   During 1997 the Georgia-Pacific Group made substantial progress toward our goal of reducing capital expenditures. Management adopted a more disciplined approach to investing in an effort to reduce expenditures for property, plant and equipment from more than $1 billion in 1996 to a normalized level of $750 million per year. After maintenance and environmental spending, we limit investments either to businesses with higher return characteristics, such as gypsum and tissue, or to projects that dramatically lower costs or improve efficiency. Investments in 1997 totaled $715 million, with the pulp and paper business accounting for $440 million of the total and the building products business accounting for $212 million of the total.

BUILDING PRODUCTS
Georgia-Pacific is the leading manufacturer and distributor of building products in the United States. The Group produces wood panels (including plywood, oriented strand board and industrial panels), lumber, gypsum products, chemicals and other products at 150 facilities in the U.S. and seven in Canada. The building products business is affected primarily by the level of housing starts; the level of repairs, remodeling and additions; industrial markets; commercial building activity; the availability and cost of financing; and changes in industry capacity. Exports for the building products segment in 1997 were $192 million. Its largest export markets are the Caribbean and Europe. In addition, foreign building products sales offices are located in the United Kingdom, the Netherlands and Japan.

WOOD PANELS. The largest producer of structural wood panels in the U.S., the Georgia-Pacific Group accounts for about 20 percent of domestic capacity. The Group's 16 softwood plywood plants and six oriented strand board (OSB) plants can produce 7 billion square feet of panels annually. Most of these plants are located in the Southeast in order to benefit from an ample supply of timber, favorable weather conditions, population growth, economic growth and other factors. OSB is a nonveneered structural panel made from strands of wood arranged in layers and bonded with resin. OSB serves many of the same uses as unsanded plywood, including roof decking, sidewall sheathing and floor underlayment.
    The Georgia-Pacific Group leads in production of manufactured board products for industrial and construction applications. Twenty-one mills manufacture hardboard, particleboard, panelboard, softboard, decorative panels and medium-density fiberboard from logs, sawdust, shavings and chips. Applications include furniture, cabinets, housing, fixtures and other industrial products.

LUMBER. The second-largest lumber producer in the U.S., the Georgia-Pacific Group annually manufactures about 2.7 billion board feet, approximately 5 percent of domestic lumber production. Most of the Group's 39 lumber mills are located in the South. Lumber products are manufactured from Southern pine, a variety of Appalachian and Southern hardwoods, cypress, redwood, cedar, spruce, hemlock and Douglas fir.
   Demand for the Georgia-Pacific Group's engineered lumber products has increased rapidly in recent years, primarily as a result of the reduced availability and higher prices of conventional wide-dimension lumber. Laminated veneer lumber and wood I-joists - made from veneer, OSB and sawn lumber - can be designed to meet the precise performance requirements of roofing and flooring systems.

GYPSUM PRODUCTS. The Georgia-Pacific Group's 20 gypsum board plants have an annual capacity of 6.3 billion square feet, making us the second-largest producer of gypsum wallboard in North America. Gypsum products include wallboard, Dens specialty panels, fire-door cores, industrial plaster and joint compound. In addition, the Group also operates four 100-percent-recycled gypsum paperboard mills with a capacity of 306,000 tons per year. The Group owns gypsum reserves of approximately 195 million recoverable tons, an estimated 42-year supply at current production rates.
    During 1997 the Georgia-Pacific Group announced plans to construct a new $65 million gypsum wallboard facility at Wheatfield, Indiana. The new plant will be able to produce approximately 400 million square feet annually. The Northern Indiana Public Service Company will supply it with synthetic gypsum. This plant will double the amount of coal combustion waste recycled in the entire state of Indiana. Operations should begin in late 1999.

CHEMICALS. The Group is the forest products industry's leading supplier of wood resins, adhesives and specialty chemicals. We ship more than 6.0 billion pounds of thermosetting resins, formaldehyde, and pulp and paper chemicals annually from 34 plants to the Group's mills as well as to outside customers. The Group also produces chemicals for use in a variety of specialty applications in other industries.

DISTRIBUTION. The distribution division of the Georgia-Pacific Group is the leading domestic wholesaler of building products. It sells building products to independent dealers, industrial customers and large home improvement centers throughout the U.S. The distribution business provides a nationwide outlet not only for a significant portion of the Georgia-Pacific Group's building products, but also for products purchased by the distribution division from third parties. In 1997, third-party purchases totaled $2.4 billion and accounted for approximately 57 percent of sales for the distribution division.
    In 1995, the division began reengineering its organizational, logistical and information systems. Implementation of these initiatives, however, has been far more costly and difficult to complete than forecasted. As part of an aggressive effort to reduce costs, focus on key customer needs and return the business to profitability, management decided in late 1997 to sell or close the division's millwork fabrication facilities and a number of distribution centers in the Western U.S. This will allow the division to focus on sales, warehouse and logistics functions in the geographic market areas and businesses that provide the highest returns.

PULP AND PAPER
The Georgia-Pacific Group produces containerboard and packaging, communication papers, market pulp, tissue and other products at 81 facilities in the U.S. and one in Canada. Combined production capacity for pulp, paper and paperboard is
9.4 million tons. Markets for pulp and paper products are affected primarily by changes in industry capacity and the level of economic growth in the U.S. and export markets. Exports for the pulp and paper segment in 1997 were $876 million, consisting primarily of market pulp and containerboard. The largest export markets are Asia, Europe and Latin America.

CONTAINERBOARD AND PACKAGING. The Georgia-Pacific Group produces containerboard, corrugated containers and packaging, bleached paperboard and kraft paper. The second-largest domestic producer of containerboard, the Group is the largest supplier of containerboard to independent converters in the U.S. Annual capacity at the Group's four containerboard mills totals 3.5 million tons, representing about 10 percent of total U.S. capacity. The Georgia-Pacific Group's corrugated packaging plants use approximately 65 percent of our containerboard production. The Group sells most of the remainder to independent converters in the U.S., Latin America and Asia. Containerboard exports totaled 531,000 tons during 1997.
    In addition to standard corrugated containers, the Group's packaging plants manufacture many specialty packaging products. These include double- and triple-wall boxes, bulk bins, water-resistant packaging, and high-finish and preprinted packaging for point-of-sale displays. We also produce and sell over 250,000 tons of kraft paper to independent converters each year, primarily for specialty kraft and multiwall bags. The Georgia-Pacific Group's Technology and Development Center in Norcross, Georgia, uses state-of-the-art technology to design and test packaging for customers.
    The Group also produces bleached paperboard for use in frozen food containers, food service items and other products. In May 1997, we announced the formation of a joint venture with Gulf States Paper Corporation to sell bleached paperboard produced by both entities under Gulf States' established CartonMate paperboard trademark. Of the Group's 400,000 tons of bleached paperboard capacity, 195,000 tons will be sold by Gulf States. The remainder will be sold to traditional markets, with some conversion to fluff pulp.

COMMUNICATION PAPERS.   The Georgia-Pacific Group is the nation's second-largest
producer of communication papers. Also known as uncoated free-sheet, communication papers are used in office copy machines and commercial printing, business forms, stationery, tablets, books, envelopes and checks. The Group's seven uncoated free-sheet paper mills have a combined annual capacity of 2.2 million tons, approximately 16 percent of U.S. capacity.
    As part of its value-added strategy, the communication papers division introduced additional branded products in 1997. These included a line of technology papers called Microprint, designed to function in modern office machines and marketed and sold through retail and commercial channels.
    Also in 1997, the communication papers division adopted a systems integration initiative that will improve business processes by investing in information technology. This initiative will enable the Group to optimize paper machine productivity, decrease order fulfillment time, and reduce transportation and inventory costs.


MARKET PULP.   The Georgia-Pacific Group is the world's second-largest market pulp producer. The Group owns six mills with a combined annual capacity of 2.1 million tons, approximately 18 percent of U.S. capacity. These mills produce Southern softwood, Southern hardwood and Northern hardwood pulps for use in the manufacture of many paper grades. The Group also is a major supplier of fluff pulp and other specialty pulps. Fluff pulp is used primarily in the manufacture of disposable diapers and other sanitary items. Demand continues to grow for these products, particularly in developing countries. The Group exports approximately 65 percent of its market pulp, primarily to Asia, Europe and Latin America.
    The Asian financial crisis that began in October impacted the world pulp market by year end. In response to a sharp drop in orders from Asia, the Georgia-Pacific Group took 40,000 tons of market-related pulp downtime during the fourth quarter and announced an additional 125,000 tons of market-related downtime for January through April of 1998.

TISSUE. The Georgia-Pacific Group ranks fourth among U.S. producers of tissue products, which include bath tissue, paper towels and napkins. We manufacture these products at five primary mills and two secondary converting plants. Capacity totals approximately 610,000 tons annually, which represents about 9 percent of total U.S. capacity. Approximately 70 percent is sold to customers through grocery, drug and mass merchandise retailers. Consumer brand names include Angel Soft, Sparkle, Coronet, MD and Delta. The remaining 30 percent of production is sold primarily to commercial and industrial markets through independent distributors, and directly to national fast food accounts. The Group's proprietary dispensing system for the Cormatic, Ultimatic and Guardian brands continued to expand in 1997.
    In recent years, demand for the Georgia-Pacific Group's tissue products exceeded primary, or "parent roll," production capacity. Consequently, the Georgia-Pacific Group has converted parent rolls purchased from other manufacturers to satisfy demand.
    To increase production capacity and reduce reliance on purchased parent rolls, the Group commenced construction of a new tissue machine and associated converting equipment at its Crossett, Arkansas, facility. The new machine, designed to produce about 60,000 tons of bath tissue per year, is estimated to cost approximately $150 million and is scheduled for completion by late 1998.

THE TIMBER COMPANY
The Timber Company is engaged in the business of growing and selling timber and wood fiber. The third-largest private owner of timberlands in the United States, The Timber Company owns approximately 5.4 million acres in the U.S. and Canada, and manages an additional 400,000 acres under long-term leases. These timberlands are located in three regions: (i) the Southern region, consisting of
3.9 million acres of primarily pine forests spanning 11 states; (ii) the Western region, with 500,000 acres of primarily Douglas fir and second- and third-growth redwood forests in Oregon and California; and (iii) the Northern region, 1.4 million acres of hardwood and conifer forests in the northern U.S. and New Brunswick, Canada. The Timber Company grows various commercial species of trees and sells timber and wood fiber to the Georgia-Pacific Group and other industrial wood users. The Timber Company's principal products are softwood sawtimber, softwood pulpwood, hardwood sawtimber and hardwood pulpwood. In 1997 The Timber Company sold 15.6 million tons of timber, which was 4 percent below the 1996 harvest level of 16.2 million tons.
    The Timber Company plants more than 125 million conifer seedlings each year and aggressively manages the forest to maximize growth and productivity through the use of advanced genetics, fertilization, vegetation control, and selective harvesting and thinning. The Timber Company does not own or operate logging equipment or facilities that convert timber into intermediate or finished products. Logging operations are performed by independent contractors working for purchasers of the standing timber or, in certain circumstances, for The Timber Company.
    The Timber Company also is engaged in certain businesses related to ownership and management of its timberlands, including managing hunting leases and mineral reserves, seedling production and real estate development.
    The Timber Company is committed to operating a high-productivity, low-overhead business, and to aggressively managing its forestlands to maximize long-term, sustainable cash flows. Consistent with this commitment, The Timber Company will execute the following business strategies:

MAXIMIZE TIMBERLAND PRODUCTIVITY. The Timber Company's productivity strategy seeks to increase forest growth rates to allow higher sustainable harvest volumes over time. The Timber Company expects to generate increased forest productivity by using proprietary forest growth and economic modeling techniques on a site-by-site basis to prescribe optimal investments and time harvests that maximize long-term, after-tax cash flows. These growth and economic modeling techniques include (i) measuring soil site productivity potential; (ii) determining appropriate seed sources and genetic families for planting; (iii) prescribing specific herbicides; (iv) applying appropriate intensive soil tillage; (v) fertilizing only economically responsive sites; (vi) evaluating planting rates and thinning prescriptions to capture optimum site values; and
(vii) determining optimum economic harvest age. The Timber Company's productivity modeling indicates that, even with planned increases in harvest volumes over the next decade, standing inventory should increase by more than 10 million tons during the same period as a result of improved growth rates and the resulting earlier maturation of stands to merchantable status. Growth rates should continue to increase beyond 2007 through the development and use of genetically improved seedlings, intensive fertilization, vegetation control, and thinning and selective harvesting.

FOCUS ON COST CONTROL. The Timber Company reduced selling, general and administrative costs by more than $5 million during 1997, and will continue to focus on opportunities to control and reduce costs.

SELECTIVE ACQUISISTIONS AND DIVESTITURES. Private timberland ownership in the U.S. is highly fragmented, creating opportunities for The Timber Company to pursue a selective acquisition program. This program will focus on improving The Timber Company's competitive position in selected timber markets, and diversifying the product and geographic mix to address anticipated market shifts. According to the International Wood Fiber Report, more than $5 billion in commercial forestland, representing over 5.5 million acres in the U.S., changed hands in the last two years. The Timber Company believes strong cash flows, forest management expertise and the availability of The Timber Company stock as a targeted acquisition currency will leave it well positioned to participate in the market for available forestlands. Additionally, The Timber Company anticipates continuing use of tax-free, like-kind exchanges of forestlands with other owners as a cost-effective means of strengthening its competitive position in targeted markets. In 1997, The Timber Company effected tax-free exchanges on over 14,000 acres valued at $15.2 million. The Timber Company also will seek to divest underperforming or nonstrategic properties.

ENVIRONMENTAL STEWARDSHIP. The Timber Company is a recognized leader in environmental stewardship. The Timber Company believes environmentally sustainable forest management practices will enhance the future value of its timberlands. The Timber Company developed and implemented an 11-point environmental strategy to adopt certain provisions of the American Forest and Paper Association's Sustainable Forestry Initiative in addition to The Timber Company's own specific environmental goals. This strategy focuses on water resources, regeneration and sustained yield objectives, harvest practices, wildlife and fisheries, flora, special area designations, private landowner education, and research and technical development. Among The Timber Company's major initiatives is an agreement with the U.S. Fish and Wildlife Service to conserve the habitat of the red-cockaded woodpecker, and an agreement with The Nature Conservancy to cooperatively manage more than 21,000 acres of ecologically sensitive timberlands along North Carolina's Lower Roanoke River.

INDUSTRY OVERVIEW. The key end-use products for timber and wood fiber include pulp and paper, lumber, structural panels and engineered wood products. In the U.S., these products are manufactured regionally in relative proximity to available timber resources. Pulp and paper products are generally manufactured in the Southeast and in the Great Lakes region. Lumber is made primarily in the Northwest and South; plywood mills are concentrated in the South Central region. Manufacturers of oriented strand board (OSB), medium-density fiberboard and other engineered wood products are more dispersed, generally locating near sources of low-cost pulpwood, small sawlogs and wood residues. As it is usually inefficient to transport logs, pulpwood and wood residues farther than 150 miles, wood-using manufacturing facilities are generally built close to their sources of timber. Even within these parameters, The Timber Company's harvests could efficiently supply more than 1,000 industrial facilities.

SUPPLY AND DEMAND. Since 1988, the United States government has significantly reduced its sales of timber in response to environmental and endangered species concerns, resulting in increased prices for logs and lumber. Over the last decade, the volume of timber sold by the U.S. Forest Service (USFS) has decreased by over 70 percent. The USFS historically has been a major supplier of softwood sawtimber to the domestic forest products industry, particularly in the West. While USFS harvests have fallen, harvest levels on private timberlands in the South and West have remained relatively stable.
    Due to the reduced availability of timber from public lands, particularly in the Pacific Northwest, utilization of timber-based manufacturing facilities in the South has increased. Demand for timber has shifted to the South - the location of more than 65 percent of The Timber Company's standing inventory.
    Environmental and conservation pressures are present but somewhat less restrictive in the South, primarily due to the significant and widely distributed private ownership of Southern timberlands. Accordingly, The Timber Company anticipates that this region will generate an increasing percentage of future U.S. timber supply.
    While the supply of timber in the U.S. has been subject to constraint, demand has remained relatively strong, driven by economic expansion and population increases - which in turn drive growth in housing starts, repair and remodeling activities and industrial wood use. The Timber Company expects demand for timber to remain strong as economies in the U.S. and abroad continue to expand. This stable demand in the face of a constrained supply has resulted in real price appreciation for timber. Continuing constraints on timber supply and increasing demand are anticipated to continue to support higher real timber prices, particularly in the South.

LOCATION OF TIMBERLANDS. The Timber Company's timberlands span 11 Southern states, two Western states, four Northern states and New Brunswick, Canada. Of the 3.9 million acres in the Southern timberlands, approximately 3.0 million acres consist of softwood species, including loblolly, slash and shortleaf pines valued as raw material for structural panels, lumber, and pulp and paper. Approximately 900,000 acres consist of mixed hardwood species, including red oak, yellow poplar, gum, ash and maple used in the manufacture of furniture, flooring, structural panels, and pulp and paper. Approximately 1.6 million acres of the Southern timberlands consist of merchantable softwood timber, and approximately 2.3 million acres consist of mixed hardwoods and premerchantable softwood timber.
    The Western timberlands of The Timber Company consist principally of Douglas fir in Oregon and second- and third-growth redwood in California. The Douglas fir forest encompasses 286,000 acres in the Coast Range of Central and Southern Oregon. Douglas fir lumber is a premium construction material noted for its strength, stability and appearance. The redwood forest consists of 196,000 acres in coastal Northern California. Redwood is a premium product used in decking, decorative fencing and other special applications.
    The Northern timberlands cover 1.4 million acres in four states and New Brunswick, Canada. The West Virginia and Pennsylvania forests encompass 330,000 acres of Appalachian hardwood species such as red oak, cherry, yellow poplar and other commercially valuable species. The high-quality lumber manufactured from these Appalachian hardwood sawlogs is used in furniture manufacturing and commands a premium price. Smaller-diameter trees are sold as raw material for pulp and paper and OSB panels.
    The Maine and New Brunswick, Canada, forests cover 835,000 acres. Aspen, spruce, fir, Northern pines and mixed hardwoods are the principal species. Aspen and mixed hardwoods are used as raw material for pulp and paper; spruce, fir and other softwoods are used for lumber, OSB, and pulp and paper production.
    The 254,000 acres in Wisconsin contain red, white and jack pine, aspen, and various mixed hardwoods. These species are used for high-quality hardwood lumber and veneer, softwood lumber and OSB as well as raw material for pulp and paper.

HARVEST LEVELS. The Timber Company's objective is to increase harvests of mature timber significantly over the next 10 years, and to replace these harvests by planting and cultivating younger, faster-growing trees. The Timber Company prepares its harvest plans annually using information from current and projected timber inventories. This data assumes various productivity and harvesting scenarios; current and expected market conditions; competition; customer requirements; the age, species and size distribution of its timber; expected acquisitions and divestitures; access to timber; and environmental and regulatory constraints.

INVENTORY LEVELS. The Timber Company evaluates its annual forest inventory based on an analysis of samples collected from merchantable timber stands and the use of proprietary growth-and-yield modeling techniques. While the Timber Company projects hardwood inventories will remain relatively constant from 1998 through 2007, it projects softwood inventories will increase by approximately 5 percent over the same period. This reflects the expected higher growth rates resulting from intensive forest management, particularly in the Southern forests, and large amounts of younger timber reaching merchantable status. Collectively, The Timber Company's harvest plans and inventory projections reflect its objective of increasing harvest volumes while at the same time increasing the inventory of standing timber.
    The Timber Company believes it is well positioned to compete in the timber business because of its well-distributed and strategically located timberlands, experienced management team, low overhead costs and historically stable cash flows. The Timber Company's business strategies focus on maximizing timberland productivity through intensive forest management, continuing cost control, seeking attractive acquisition and divestiture opportunities, and ensuring that operations are environmentally sustainable.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Georgia-Pacific Corporation and Subsidiaries

    Georgia-Pacific Corporation (the "Corporation") consists of two separate operating groups, the Georgia-Pacific Group and The Timber Company. The performance of these distinct businesses is reflected separately by two classes of common stock: Georgia-Pacific Group stock and The Timber Company stock. The Georgia-Pacific Group consists of all the Corporation's manufacturing mills and plants and its building products distribution business. These facilities manufacture and sell a wide variety of pulp and paper products (including pulp, communication papers, containerboard, packaging and tissue) and manufactured building products (including plywood, oriented strand board and industrial panels, lumber, gypsum products and chemicals). The Timber Company consists of approximately 5.8 million acres of timberlands owned or leased by the Corporation, together with related facilities and equipment. In 1997, these timberlands supplied approximately 25% of the overall timber and wood fiber requirements of the Corporation's manufacturing facilities.

1997 COMPARED WITH 1996
The Corporation reported consolidated net sales of $13.1 billion and net income of $69 million for 1997, compared with net sales of $13.0 billion and net income of $156 million in 1996. The 1997 results included a pretax gain of $128 million from the sale of the Corporation's Martell, California, assets and a $60 million one-time, after-tax charge for an accounting change. The 1996 results included a net pretax charge of $39 million primarily related to a voluntary early retirement program, and a pretax gain of $39 million from the sale of two gypsum wallboard facilities. An extraordinary, after-tax loss of $5 million was recorded in 1996 for the early retirement of debt.
    In 1996, the Corporation set a goal of improving its annual pretax earnings by approximately $400 million through a three-year effort to reduce overhead costs and improve efficiencies throughout the Corporation. The Corporation has achieved about half of this cost reduction by eliminating work and the related salaried positions. The Corporation also expects to realize significant efficiencies and cost savings from cost reduction efforts at its manufacturing facilities.
    Selling, general and administrative expense (`SG&A'') was $1,180 million for 1997, compared with $1,399 million in 1996. The cost reduction is largely a result of a voluntary early retirement program initiated in 1996 and overhead reduction plans implemented in 1997.
    The Corporation reported pretax income of $235 million and an income tax provision of $106 million for the year ended December 31, 1997, compared with pretax income of $296 million and an income tax provision of $135 million for the year ended December 31, 1996. The effective tax rate used to calculate the provision for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes, primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.
    In November 1997, the Financial Accounting Standards Board (`FASB'') Emerging Issues Task Force reached a consensus on Issue No. 97-13 (`EITF 97-13'), ``Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transformation.' The Task Force consensus requires that the cost of business process reengineering activities, whether done internally or by third parties, be expensed as incurred. This applies when the business process reengineering activities are part of a project to acquire, develop or implement internal-use software. The adoption of EITF 97-13 resulted in a one-time, after-tax charge of $60 million in the 1997 fourth quarter.
    The remaining discussion refers to the `Selected Industry Segment Data'' table below.


SELECTED INDUSTRY SEGMENT DATA
Georgia-Pacific Corporation and Subsidiaries

                                       Year ended December 31
                                       ---------------------
(In millions, except per share amounts) 1997      1996     1995
-------------------------------------------------------------
Net sales
 Building products                 $  7,486  $  7,365  $ 7,301
 Pulp and paper                       5,556     5,609    6,962
 Other                                   52        50       50
--------------------------------------------------------------
Total net sales                    $ 13,094  $ 13,024  $14,313
==============================================================
Operating profits
 Building products                 $    677  $    516  $   669
 Pulp and paper                         174       390    1,611
 Other                                   18         8       10
--------------------------------------------------------------
Total operating profits                 869       914    2,290
 General corporate                    (169)     (159)    (161)
 Interest expense                     (465)     (459)    (432)
Provision for income taxes            (106)     (135)    (679)
--------------------------------------------------------------
Income before
 extraordinary item and
 accounting change                      129       161    1,018
Extraordinary item,
 net of taxes                             -       (5)        -
Cumulative effect of
 accounting change,
 net of taxes                          (60)         -        -
--------------------------------------------------------------
Net income                          $    69  $    156  $ 1,018
==============================================================




BUILDING PRODUCTS. The Corporation's building products segment reported net sales of $7.5 billion and operating profits of $677 million for 1997, compared with net sales of $7.4 billion and operating profits of $516 million for 1996. The 1997 results included unusual charges of $32 million primarily related to asset write-downs, including closure of certain building products facilities, as well as information systems write-offs. The 1997 results also included $80 million in charges associated with the restructuring of the distribution business. The 1996 results included charges of $19 million primarily related to a voluntary early retirement program, a pretax gain of $39 million from the sale of two gypsum wallboard facilities and $117 million of restructuring charges in the building products distribution division. Return on sales increased to 9.0% from 7.0% a year ago. A 10% increase in lumber prices, combined with a 10% increase in gypsum prices, more than offset approximately 22% lower prices for oriented strand board and an increase in log costs.
    Although the average price the Corporation has paid for timber has been stable over the past three years, prices for softwood and hardwood sawtimber, which the Corporation uses to make lumber and plywood, have increased. The Corporation expects prices it pays for timber and wood fiber to increase in real terms over the foreseeable future. The Corporation expects that in 1998 lumber prices will decrease from 1997 levels.
    Operating losses for the Corporation's building products distribution division were $166 million for 1997, compared with losses of $207 million in 1996. The 1997 results included restructuring charges of $80 million, compared with restructuring charges of $117 million in 1996. Sales volumes were down 4% in 1997 compared with 1996.
    Beginning in 1995 the Corporation's building products distribution division began a restructuring program to change its organizational, logistical and information systems to improve customer service, increase sales and reduce costs. As part of this program, the division established two national sales centers and built a number of large distribution triads and smaller bulk distribution centers, while selling or closing a number of older distribution warehouses. The division invested approximately $400 million for the acquisition and construction of these new facilities (excluding proceeds from the sales of older facilities and other assets) through December 31, 1997. However, sales volumes for the division fell approximately 14% from the end of 1994 through the end of 1997, and it incurred sharply higher operating costs. As a result, the division incurred operating losses of $60 million, $207 million and $166 million in 1995, 1996 and 1997, respectively. These results included restructuring charges of $70 million, $117 million and $80 million in 1995, 1996 and 1997, respectively.
    In the fourth quarter of 1997 the distribution division finalized a further restructuring plan to aggressively reduce its costs, focus on meeting customer needs and return its business to profitability. As part of this plan, the division will dispose of its millwork fabrication facilities nationwide, and a number of distribution centers located in the Western United States. In the fourth quarter of 1997 the Corporation recorded a $70 million restructuring charge to provide for these actions. The distribution division is not expected to be profitable in 1998, although it expects its operating loss to be significantly smaller than in prior years. See Note 3 of the Notes to Financial Statements for additional information.
    Selected financial and operating data for the distribution business are shown in the table below.

SELECTED DISTRIBUTION DIVISION DATA

                                       Year ended December 31
                                         ------------------
 (In millions)                        1997     1996     1995
------------------------------------------------------------

Sales                              $ 4,220  $ 4,407  $ 4,673
Operating (losses)                   (166)    (207)     (60)
Capital expenditures                    44      224      132
Depreciation                            48       45       23
------------------------------------------------------------




PULP AND PAPER. The Corporation's pulp and paper segment reported net sales of $5.6 billion and operating profits of $174 million for 1997, compared with net sales of $5.6 billion and operating profits of $390 million for 1996. The 1997 results included unusual charges of $6 million for information systems write-offs. The 1996 results included unusual expenses of $20 million primarily related to the voluntary early retirement program referred to above. Return on sales decreased to 3.1% for 1997 compared with 7.0% in 1996, primarily as a result of substantially lower average prices for containerboard and packaging. Compared with 1996, average prices were approximately 17% lower for containerboard and approximately 12% lower for packaging. Average prices for the other major paper grades were approximately the same as the comparable amounts for 1996.
    Prices for most of the Corporation's commodity paper products have been declining since the fourth quarter of 1995. Some strengthening of prices in communication papers and containerboard occurred in the fourth quarter of 1997, but at the same time the Asian financial crisis resulted in a sharp drop in export orders for pulp and a weakening in worldwide pulp prices. Historically, prices for all of the Corporation's paper products have been highly volatile, and it is expected this trend will continue.

LIQUIDITY AND CAPITAL RESOURCES
OPERATING ACTIVITIES. The Corporation generated cash from operations of $1,112 million during 1997. The Corporation's cash provided by operations in 1996 was $1,213 million.

INVESTING ACTIVITIES. Property, plant and equipment investments during 1997 were $717 million, which included $440 million in the pulp and paper segment, $214 million in the building products segment and $63 million of general corporate investments (primarily information systems). Investments in 1996 totaled $1.1 billion. The Corporation expects to invest approximately $750 million in 1998 without considering the cost of any acquisitions.
    During 1997, the Corporation received $385 million of proceeds from sales of assets. This amount included $308 million of proceeds from the sale of the Corporation's Martell, California, assets on March 31, 1997. The Martell assets included 127,000 acres of timberlands, a sawmill and a particleboard plant.
    In the second quarter of 1996, the Corporation purchased for $363 million the U.S. and Canadian gypsum operations of Domtar Inc. As part of its agreement with the U.S. Department of Justice permitting the Domtar acquisition, during the third quarter of 1996 the Corporation sold its gypsum wallboard plants at Buchanan, New York, and Wilmington, Delaware, for approximately $60 million.
    During 1997, the Corporation invested $80 million for pollution control and abatement. The Corporation's 1998 capital expenditure budget currently includes approximately $115 million for environmental-related projects. Certain other capital projects that are being undertaken for the primary reason of improving financial returns or safety will also include expenditures for pollution control.
    The U.S. Environmental Protection Agency (the `EPA'') has announced that it will promulgate a set of technical provisions known as the `Cluster Rule'' that will establish new requirements for air emissions and wastewater discharges from pulp and paper mills. The Corporation estimates that capital expenditures up to approximately $550 million will be made over the next eight years in order to comply with the Cluster Rule's requirements. Of that total, about $300 million will be needed within three years of the date of promulgation of the Cluster Rule, which is expected to be in the first quarter of 1998. One of the main components of the Cluster Rule is that pulp and paper mills use only elemental chlorine free (`ECF'') technology, which will require the complete substitution of chlorine dioxide for elemental chlorine in the pulp bleaching process. Approximately $165 million of the amounts required to be spent in the next three years will go toward ECF conversion at mills located in Ashdown, Arkansas; Crossett, Arkansas; Bellingham, Washington; Palatka, Florida; and Woodland, Maine. The bulk of the remaining $135 million to be spent within the next three years is for additional air emission controls at the Corporation's pulp and paper facilities.

FINANCING ACTIVITES. At December 31, 1997 and 1996, the Corporation's total debt was $5.5 billion and $5.9 billion, respectively. At December 31, 1997 and 1996, $4.5 billion and $4.6 billion, respectively, of such total debt was Georgia-Pacific Group's debt, and $971 million and $1.3 billion, respectively, was The Timber Company's debt. The debt of the groups bears interest at a rate equal to the weighted average rate of the Corporation's total debt, calculated on a quarterly basis. The weighted average interest rate on the Corporation's total debt at December 31, 1997 was 7.8% including outstanding interest rate exchange agreements. In the future, each group's debt will increase or decrease by the amount of any cash provided by or used for that group's operating activities, investing activities, dividend payments, share repurchases or issuances and other (nondebt-related) financing activities. See Note 1 of the Notes to Financial Statements for further discussion of financial activities.
    The amount of the Corporation's debt and accounts receivable shown on the balance sheet at December 31, 1996 does not include $350 million of proceeds from the accounts receivable sale program. That amount, although not reflected on the balance sheet, was considered part of the Corporation's total debt at December 31, 1996, under the assumption that at the end of the program the proceeds will be replaced by debt. In the 1997 first quarter, the Corporation adopted Statement of Financial Accounting Standards (`SFAS'') No. 125, `Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.' As a result, the accounts receivable sale program is accounted for as a secured borrowing effective January 1, 1997. The $280 million of receivables outstanding under the program at December 31, 1997 and the corresponding debt are included as current receivables and short-term debt, respectively, on the Corporation's balance sheet. The fees associated with the program are included in interest expense for all years.
    In conjunction with the sale of the Corporation's Martell, California, operations and timberlands in March 1997, the Corporation received notes receivable from the purchaser in the amount of $270 million. These notes are included in `Other assets'' on the Corporation's balance sheet at December 31, 1997. In April 1997, the Corporation monetized these notes receivable through the issuance of notes payable in a private placement. Proceeds from the notes receivable will be used to fund payments required for the notes payable. The notes payable are classified as `Other long-term liabilities'' on the Corporation's balance sheet. Proceeds from the issuance of the notes payable and cash from operations were used to reduce debt in the 1997 second quarter, including $300 million of 9.85% notes that were due on June 1, 1997.
    At December 31, 1997, the Corporation had outstanding borrowings of $659 million under certain industrial revenue bonds. Approximately $16 million from the issuance of these bonds is being held by trustees and is restricted for the construction of certain capital projects, and $15 million is held by trustees to refund a like amount of bonds maturing on January 2, 1998. Amounts held by trustees are classified as noncurrent assets on the accompanying balance sheets.
    The Corporation has a $1.5 billion unsecured revolving credit facility that is used for direct borrowings and as support for commercial paper and other short-term borrowings. As of December 31, 1997, $879 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
    The Corporation's senior management establishes parameters of the Corporation's financial risk. Hedging interest rate exposure through the use of swaps and options, and hedging foreign exchange exposure through the use of forward contracts, are specifically contemplated to manage risk in keeping with management policy. Derivative instruments such as swaps, forwards, options or futures, which are based directly or indirectly upon interest rates, currencies, equities and commodities, may be used by the Corporation to manage and reduce the risk inherent in price, currency and interest rate fluctuations.
    The Corporation does not utilize derivatives for speculative purposes. Derivatives are transaction-specific so that a specific debt instrument, contract or invoice determines the amount, maturity and other specifics of the hedge. Counterparty risk is limited to institutions with long-term debt ratings of A or better.
    The table below presents principal (or notional) amounts and related weighted average interest rates by year of expected maturity for the Corporation's debt obligations. For obligations with variable interest rates, the table sets forth payout amounts based on current rates and does not attempt to project future interest rates.


Georgia-Pacific Corporation and Subsidiaries


(In millions)                          1998    1999   2000    2001
------------------------------------------------------------

Debt
Commercial paper and other
short-term notes                         -       -      -       -
Average interest rates                   -       -      -       -
Notes and debentures                 $ 817       -      -       -
Average interest rates                8.0%       -      -       -
Revenue bonds                        $  36   $   9  $  16   $   1
Average interest rates                4.3%    4.5%   4.4%    6.5%
Other loans                              -       -  $  13       -
Average interest rates                   -       -   7.9%       -
Accounts receivable sale program         -       -      -       -
Average interest rates                   -       -      -       -
Notional principal amount of
interest rate exchange
agreements                           $ 320   $  56  $ 100       -
Average interest rate paid
(fixed)                               9.4%    8.8%   8.4%       -
Average interest rate received
(variable)                            5.8%    5.7%   5.9%       -
------------------------------------------------------------



Georgia-Pacific Corporation and Subsidiaries

                                                            Fair value
                                                          December 31, 1997
(In millions)                        2002  Thereafter Total
------------------------------------------------------------

Debt
Commercial paper and other
short-term notes                         -   $ 621  $ 621   $ 621
Average interest rates                   -    6.4%   6.4%    6.4%
Notes and debentures                 $ 300   $2,600 $3,717  $4,055
Average interest rates               10.0%    8.7%   8.7%    8.7%
Revenue bonds                        $  75   $ 522  $ 659   $ 637
Average interest rates                5.0%    5.0%   4.9%    4.9%
Other loans                              -       -  $  13   $  13
Average interest rates                   -       -   7.9%    7.9%
Accounts receivable sale program         -   $ 280  $ 280   $ 280
Average interest rates                   -    6.1%   6.1%    6.1%
Notional principal amount of
interest rate exchange
agreements                               -       -  $ 476   $  10
Average interest rate paid
(fixed)                                  -       -   9.0%    9.0%
Average interest rate received
(variable)                               -       -   5.8%    5.8%
------------------------------------------------------------




The Corporation has the intent and ability to refinance commercial paper, other short-term notes and the accounts receivable sale program as they mature. Therefore, maturities of these obligations are reflected as cash flows expected to be made after 2002.

    At December 31, 1997, the Corporation had interest rate exchange agreements that effectively converted $476 million of floating rate obligations with a weighted average interest rate of 5.8% to fixed rate obligations with an average effective interest rate of approximately 9.0%. These agreements increased interest expense by $16 million, $17 million and $20 million for the three years ended December 31, 1997, 1996 and 1995, respectively. These agreements have a weighted average maturity of approximately 1.1 years. As of December 31, 1997, the Corporation's total floating rate debt exceeded related interest rate exchange agreements by $1.3 billion.
    The Corporation also enters into foreign currency exchange agreements, the amounts of which were not material to the consolidated financial position of the Corporation at December 31, 1997.
    As of December 31, 1997, the Corporation had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the Securities and Exchange Commission.
    The Corporation's Board of Directors (the "Board") has adopted a policy that earnings and cash flow generated from the businesses of the Georgia-Pacific Group or The Timber Company will be used only for reinvestment in the business of the group generating such earnings and related cash flows; for repayment of its debt; or for payment of dividends on, or the repurchase of shares of, the class of common stock reflecting such group's performance. Funds of one group will not be loaned to or otherwise invested in the business of the other group.
    In September 1997, the Board authorized management to make purchases of Georgia-Pacific Group stock on the open market or in private transactions so long as the Georgia-Pacific Group's total debt remains below $4.5 billion and the Corporation's total debt remains below $5.5 billion. At the same time, the Board also authorized management to make purchases of The Timber Company stock on the open market or in private transactions so long as The Timber Company's total debt remains below $1 billion and the Corporation's total debt remains below $5.5 billion. Depending on operating and financial considerations, debt levels of the Corporation, the Georgia-Pacific Group and The Timber Company may from time to time be above or below these thresholds.
    During the year ended December 31, 1997, the Corporation purchased 358,400 shares of Georgia-Pacific Group stock at an aggregate price of $22 million on the open market.
    In January 1998, the Board increased the share repurchase threshold to allow purchases of Georgia-Pacific Group stock so long as the Group's total debt remains below $4.75 billion and the Corporation's total debt remains below $5.75 billion. Repurchases of The Timber Company stock may be made so long as The Timber Company's debt remains below $1 billion and the Corporation's debt remains below $5.75 billion. The increase reflects growth in the Corporation's total asset base since the original target was established.
    Subsequent to year-end 1997 through February 6, 1998, the Corporation purchased 268,000 shares of Georgia-Pacific Group stock at an aggregate price of $16 million on the open market.
    In 1998, the Corporation expects its cash flow from operations, together with proceeds from any sales of assets and available financing sources, to be sufficient to fund planned capital investments, pay dividends and make scheduled debt repayments.

OTHER. The Corporation employs approximately 46,500 people. The majority are members of unions. The Corporation considers its relationship with its employees to be good. Forty union contracts are subject to negotiation and renewal in 1998, including four at large paper facilities.
    In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. The Corporation adopted SFAS No. 128 in the 1997 fourth quarter. All prior period earnings per share data were restated to conform with the provisions of SFAS No. 128. The per share amounts reported under SFAS No. 128 are not materially different from those calculated and presented under APB Opinion No. 15.
    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Corporation will be required to adopt SFAS No. 130 in 1998.
    Also in June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 requires companies to determine reporting segments based on the manner in which management makes decisions about allocating resources to segments and measuring their performance. Disclosures for each segment are similar to those required under current standards, with the addition of certain quarterly disclosure requirements. SFAS No. 131 also requires entity-wide disclosure about the products and services an entity provides, the countries in which it holds material assets and reports material revenues, and its significant customers. The Corporation will be required to adopt SFAS No. 131 in 1998; prior period information will be restated. Management is evaluating the effect of SFAS No. 131 on reported segment information.
    The Corporation expects to incur significant costs during the next two years to address the impact of the so-called Year 2000 problem on its information systems. The Year 2000 problem, which is common to most businesses, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date-sensitive information on and beyond January 1, 2000. The Corporation currently believes that it will be able to modify or replace its affected systems in time to minimize any detrimental effects on operations. The incremental costs of the Year 2000 project are estimated to be between $55 million and $145 million. These costs will be expensed as incurred, unless new software is purchased that will be capitalized in accordance with the Corporation's policy. Such costs may be material to the Corporation's results of operations in one or more fiscal quarters or years, but will not have a material adverse impact on the long-term results of operations, liquidity or consolidated financial position of the Corporation.
    For a discussion of commitments and contingencies refer to Note 10 of the Notes to Financial Statements.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. The statements under "Management's Discussion and Analysis" and other statements contained herein that are not historical facts are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions. In addition to the risks, uncertainties and assumptions discussed elsewhere herein, factors that could cause or contribute to actual results differing materially from such forward-looking statements include the following: the realization of projected savings from the Corporation's investments in systems, operations and cost reduction programs, including the ability of management to return the Corporation's building products distribution division to profitability; the Corporation's ability to timely and efficiently address the Year 2000 problem; changes in the productive capacity of other building products and pulp and paper producers; the effect on the Corporation of changes in environmental and pollution control laws and regulations; the general level of economic activity in U.S. and export markets; variations in the level of housing starts; fluctuations in interest rates and currency exchange rates; the availability and cost of wood fiber; and other risks, uncertainties and assumptions discussed in the Corporation's Registration Statement No. 333-35813 dated November 7, 1997 and the Corporation's Form 8-K dated October 17, 1996.

1996 COMPARED WITH 1995
The Corporation reported consolidated net sales of $13 billion and net income of $156 million ($1.72 per share) in 1996, compared with net sales of $14.3 billion and net income of $1,018 million ($11.29 per share) in 1995. The 1996 results included net unusual pretax expenses of $117 million (79 cents per share after-tax). The unusual items included charges of $39 million primarily related to a voluntary early retirement program, a pretax gain of $39 million from the sale of two gypsum wallboard facilities and $117 million of restructuring charges resulting from a project to change and improve certain processes in the Corporation's building products distribution division. Net income in 1996 also included an extraordinary, after-tax loss of $5 million (6 cents per share) for the early retirement of debt.
    Costs associated with the three-year program to reduce overhead costs and improve efficiencies throughout the Corporation were $39 million in 1996. This amount included the cost of a voluntary early retirement program and severance expenses for the elimination of certain salaried positions. This net $39 million expense included expenses of $74 million in the first six months of 1996 primarily related to the accrual of additional retirement benefits, less income of $35 million in the second half of 1996 primarily resulting from a gain recognized upon the settlement of pension obligations to early retirees.
    The Corporation reported income before income taxes of $296 million and a tax provision of $135 million for the year ended December 31, 1996, compared with pretax income of $1,697 million and an income tax provision of $679 million for the year ended December 31, 1995. The effective tax rate used to calculate the provision for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.

BUILDING PRODUCTS. The Corporation's building products segment reported net sales of $7.4 billion and operating profits of $516 million for 1996, compared with net sales of $7.3 billion and operating profits of $669 million in 1995. The 1996 results included net unusual expenses of $97 million. The unusual items included charges of $19 million primarily related to a voluntary early retirement program, an unusual gain of $39 million from the sale of two gypsum wallboard facilities and $117 million of restructuring charges in the building products distribution division, discussed above. Return on sales decreased to 7.0% in 1996 from 9.2% in 1995. Excluding unusual items, return on sales decreased to 8.3% in 1996 from 10.1% in 1995. A 9% increase in lumber prices combined with a 4% decrease in log costs, and increased gypsum volumes, were more than offset by approximately 16% lower prices for structural panels.
    Operating losses for the Corporation's building products distribution division increased by $147 million from 1995. Lower operating margins accounted for most of the decline, while costs associated with the restructuring of the division increased to $117 million in 1996 compared with $70 million in 1995.
    Selected financial and operating data are shown in the "Selected Distribution Division Data" above.

PULP AND PAPER. The Corporation's pulp and paper segment reported net sales of $5.6 billion and operating profits of $390 million for 1996, compared with net sales of $7.0 billion and operating profits of $1,611 million in 1995. The 1996 results included unusual expenses of $20 million primarily related to a voluntary early retirement program. Return on sales decreased to 7.0% in 1996 (7.3% excluding unusual expenses) compared with 23.1% in 1995, primarily as a result of substantially lower prices for most of the Corporation's pulp and paper products. Compared with 1995, prices were 45% lower for market pulp, 33% lower for containerboard and 24% lower for communication papers. Tissue prices improved approximately 6%.


REPORT ON MANAGEMENT'S RESPONSIBILITIES
Georgia-Pacific Corporation and Subsidiaries

    Management of Georgia-Pacific Corporation is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and the estimates and judgments upon which certain amounts in the financial statements are based. Management is also responsible for preparing the other financial information included in this annual report. In our opinion, the financial statements on the preceding and following pages have been prepared in conformity with generally accepted accounting principles, and the other financial information in this annual report is consistent with the financial statements.

    Management is also responsible for establishing and maintaining a system of internal control over financial reporting, which encompasses policies, procedures and controls directly related to, and designed to provide reasonable assurance as to, the reliability of the published financial statements. An independent assessment of the system is performed by the Corporation's internal audit staff in order to confirm that the system is adequate and operating effectively. The Corporation's independent public accountants also consider certain elements of the internal control system in order to determine their auditing procedures for the purpose of expressing an opinion on the financial statements. Management has considered any significant recommendations regarding the internal control system that have been brought to its attention by the internal audit staff or independent public accountants and has taken steps it deems appropriate to maintain a cost-effective internal control system. The Audit Committee of the Board of Directors, consisting of independent directors, provides oversight to the financial reporting process. The Corporation's internal auditors and independent public accountants meet regularly with the Audit Committee to discuss financial reporting and internal control issues and have full and free access to the Audit Committee.

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

    Management believes that as of December 31, 1997, the internal control system over financial reporting is adequate and effective in all material respects.

/s/  James E. Terrell
---------------------
James E. Terrell
Vice President and Controller


/s/  John F. McGovern
---------------------
John F. McGovern
Executive Vice President - Finance
   and Chief Financial Officer


/s/  A. D. Correll
------------------
A. D. Correll
Chairman, Chief Executive Officer and President


February 6, 1998




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Georgia-Pacific Corporation and Subsidiaries

To the Shareholders and the Board of Directors of Georgia-Pacific Corporation:

    We have audited the accompanying consolidated balance sheets of Georgia-Pacific Corporation (a Georgia corporation) and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Pacific Corporation and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

    As explained in Note 1 of the Notes to Financial Statements, effective December 31, 1997, the Corporation changed its method of accounting for business process reengineering costs incurred as part of a project to acquire, develop, or implement internal-use software.



/s/  Arthur Andersen LLP
------------------------
Arthur Andersen LLP
Atlanta, Georgia
February 6, 1998

STATEMENTS OF INCOME
Georgia-Pacific Corporation and Subsidiaries

                                       Year ended December 31
                                       ---------------------
(Millions, except per
 share amounts)                       1997     1996     1995
---------------------------------------------------------------
Net sales                           $13,094  $ 13,024  $14,313
---------------------------------------------------------------
Costs and expenses
 Cost of sales, excluding
  depreciation and cost of
  timber harvested shown below       10,384     9,933    9,885
 Selling, general and
  administrative                      1,180     1,399    1,373
 Depreciation and cost of timber
  harvested                             958       937      926
 Interest                               465       459      432
 Other (income)                       (128)         -        -
---------------------------------------------------------------
Total costs and expenses             12,859    12,728   12,616
---------------------------------------------------------------
Income before income taxes,
 extraordinary item and
 accounting change                      235       296    1,697
Provision for income taxes              106       135      679
---------------------------------------------------------------
Income before
 extraordinary item and
 accounting change                      129       161    1,018
Extraordinary item - loss
 from early retirement of
 debt, net of taxes                       -       (5)        -
Cumulative effect of
 accounting change,
 net of taxes                          (60)         -        -
---------------------------------------------------------------
Net income                          $    69  $    156  $ 1,018
===============================================================
Georgia-Pacific Corporation
Basic per share:
 Income before
  extraordinary item                         $   1.78  $ 11.29
 Extraordinary item - loss
  from early retirement of
  debt, net of taxes                            (.06)        -
---------------------------------------------------------------
 Net income                                  $   1.72  $ 11.29
---------------------------------------------------------------
Diluted per share:
 Income before
  extraordinary item                         $   1.77  $ 11.18
 Extraordinary item - loss
  from early retirement of
  debt, net of taxes                            (.06)        -
---------------------------------------------------------------
 Net income                                  $   1.71  $ 11.18
===============================================================
Average number of shares
 outstanding:
 Basic                                           90.6     90.2
 Diluted                                         91.1     91.1
===============================================================
Georgia-Pacific Group
Net loss                            $ (146)
---------------------------------------------------------------
Basic and diluted per share:
 Loss before accounting
  change                            $ (.94)
Cumulative effect of
  accounting change, net
  of taxes                            (.66)
---------------------------------------------------------------
 Net loss                           $(1.60)
---------------------------------------------------------------
Average number of shares
 outstanding:
 Basic and diluted                     91.4
===============================================================
The Timber Company
Net income                          $   215
---------------------------------------------------------------
Basic per share:
Net income                          $  2.35
Diluted per share:
Net income                          $  2.33
---------------------------------------------------------------
Average number of shares
 outstanding:
 Basic                                 91.4
 Diluted                               92.1
===============================================================



The accompanying notes are an integral part of these financial statements.


STATEMENTS OF CASH FLOWS
Georgia-Pacific Corporation and Subsidiaries

                                        Year ended December 31
                                        ----------------------
(Millions)                              1997     1996     1995
---------------------------------------------------------------
Cash flows from operations
 Net income                           $   69  $   156   $1,018
 Adjustments to reconcile net income
  to cash provided by operations:
  Depreciation                           789      766      707
  Cost of timber harvested               169      171      219
  Deferred income taxes                  100        5     (33)
  Amortization of goodwill                59       59       59
  Stock compensation programs              -       20       20
  Other income                         (128)     (39)        -
  Cumulative effect of accounting
   change, net of taxes                   60        -        -
  Gain on sales of assets                (3)     (17)     (18)
  Amortization of debt issue costs,
   discounts and premiums                  5        6        4
  (Decrease) in accounts receivable
    sale program                           -        -    (350)
  (Increase) decrease in receivables    (64)       35     (47)
  (Increase) decrease in inventories     101      (3)    (237)
  Change in other working capital         27       52       32
  Increase (decrease) in taxes
   payable                              (45)     (10)       26
  Change in other assets and other
   long-term liabilities                (27)       12       74
---------------------------------------------------------------
Cash provided by operations            1,112    1,213    1,474
---------------------------------------------------------------
Cash flows from investing
 activities
  Property, plant and equipment
    investments                        (717)  (1,059)   (1,259)
  Timber and timberlands purchases     (182)    (142)    (244)
  Acquisition                              -    (363)        -
  (Increase) decrease in cash
   restricted for capital
   expenditures                          (5)       84     (90)
 Proceeds from sales of assets           385      132       59
 Other                                  (14)     (11)        1
---------------------------------------------------------------
Cash used for investing activities     (533)  (1,359)   (1,533)
---------------------------------------------------------------
Cash flows from financing
 activities
 Repayments of long-term debt          (340)    (165)    (228)
 Additions to long-term debt              48      125    1,004
 Fees paid to issue debt                 (1)      (4)      (8)
 Increase (decrease) in bank
  overdrafts                            (28)       44     (11)
 Increase (decrease) in commercial
  paper and other short-term notes      (94)      324    (547)
 Common stock repurchased               (13)        -     (47)
 Proceeds from option plan exercises      31        4       27
 Cash dividends paid                   (184)    (183)    (173)
---------------------------------------------------------------
Cash (used for) provided by
 financing activities                  (581)      145       17
---------------------------------------------------------------
 Decrease in cash                        (2)      (1)     (42)
 Balance at beginning of year             10       11       53
---------------------------------------------------------------
 Balance at end of year               $    8  $    10   $   11
===============================================================



The accompanying notes are an integral part of these financial statements.





BALANCE SHEETS
Georgia-Pacific Corporation and Subsidiaries

                                                December 31
                                            ------------------

(Millions, except shares
 and per share amounts)                        1997     1996
---------------------------------------------------------------
Assets
Current assets
 Cash                                      $       8   $    10
---------------------------------------------------------------
 Receivables, less allowances
   of $13 and $10, respectively                1,371       959
---------------------------------------------------------------
Taxes receivable                                  61         -
---------------------------------------------------------------
 Inventories
  Raw materials                                  396       412
  Finished goods                                 878       966
  Supplies                                       295       295
  LIFO reserve                                 (212)     (206)
---------------------------------------------------------------
  Total inventories                            1,357     1,467
---------------------------------------------------------------
 Deferred income tax assets                       67       129
---------------------------------------------------------------
 Other current assets                             52        50
---------------------------------------------------------------
Total current assets                           2,916     2,615
---------------------------------------------------------------
Timber and timberlands                         1,193     1,337
---------------------------------------------------------------
Property, plant and equipment
 Land and improvements                           425       408
 Buildings                                     1,310     1,352
 Machinery and equipment                      12,035    11,671
 Construction in progress                        364       302
---------------------------------------------------------------
 Property, plant and
  equipment, at cost                          14,134    13,733
 Accumulated depreciation                    (7,837)   (7,173)
---------------------------------------------------------------
Total property, plant and equipment, net       6,297     6,560
---------------------------------------------------------------
Goodwill                                       1,599     1,658
---------------------------------------------------------------
Other assets                                     945       648
---------------------------------------------------------------
Total assets                               $  12,950   $12,818
===============================================================




                                                December 31
                                             -----------------

                                               1997     1996
---------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
 Bank overdrafts, net                      $     223   $   251
 Commercial paper and
  other short-term notes                         901       645
 Current portion of
  long-term debt                                 653       311
 Accounts payable                                642       662
 Accrued compensation                            207       196
 Accrued interest                                 83        85
 Other current liabilities                       311       340
---------------------------------------------------------------
Total current liabilities                      3,020     2,490
---------------------------------------------------------------
Long-term debt, excluding
  current portion                              3,713     4,371
---------------------------------------------------------------
Other long-term liabilities                    1,544     1,275
---------------------------------------------------------------
Deferred income tax liabilities                1,199     1,161
---------------------------------------------------------------

Commitments and contingencies

Shareholders' equity
 Common stock,                                    74        73
    Georgia-Pacific Corporation, par value $.80;
      no shares and 150,000,000 shares authorized;
      no shares and 91,396,000 shares issued
      and outstanding at December 31, 1997
      and 1996, respectively
Georgia-Pacific Group, par value $.80;
      400,000,000 sahres and no shares authorized;
      92,249,000 and no shares issued
      and outstanding at December 31, 1997
      and 1996, respectively
The Timber Company, par value $.80;
      250,000,000 shares and no shares authorized;
      92,607,000 and no shares issued
      and outstanding at December 31, 1997
      and 1996, respectively
 Additional paid-in capital                    1,349     1,277
 Retained earnings                             2,085     2,200
 Long-term incentive plan
  deferred compensation                          (5)      (11)
 Other                                          (29)      (18)
---------------------------------------------------------------
Total shareholders' equity                     3,474     3,521
---------------------------------------------------------------
Total liabilities and
 shareholders' equity                      $  12,950   $12,818
===============================================================



The accompanying notes are an integral part of these financial statements.


STATEMENTS OF SHAREHOLDERS' EQUITY
Georgia-Pacific Corporation and Subsidiaries

                                     Year Ended December 31
                         ----------------------------------------------
                                 1997        1996         1995

(In millions, except shares and per share amounts)
-------------------------------------------------------------------
Common stock
  Beginning balance            $      73   $      73    $      72
  Common stock issued:
    Employee Stock Purchase Plans      1           -            1
--------------------------------------------------------------------
  Ending balance                      74          73           73
--------------------------------------------------------------------
Additional paid-in capital
  Beginning balance                1,277       1,267        1,220
  Common stock issued:
     Stock option plans
          and directors plan          35            6          41
     Employee Stock Purchase Plans    56            1          56
     Long-term incentive plan          3           2          (3)
  Common stock repurchased          (22)           -         (47)
  Other                                -           1            -
--------------------------------------------------------------------
  Ending balance                   1,349       1,277        1,267
--------------------------------------------------------------------
Retained Earnings
  Beginning balance                2,200       2,227        1,382
    Net income                        69         156        1,018
    Cash dividends declared
     ($2.00, $2.00 and $1.90
     per common share,
     resepctively)                 (184)       (183)         (173)
--------------------------------------------------------------------
  Ending balance                   2,085       2,200        2,227
--------------------------------------------------------------------
Long-term incentive plan deferred compensation
  Beginning balance                 (11)        (24)         (39)
  Common stock issued under long-
     term incentive plan               6          13           15
--------------------------------------------------------------------
  Ending balance                     (5)        (11)         (24)
--------------------------------------------------------------------
Other
  Beginning balance                 (18)        (24)         (15)
 Activity                           (11)           6          (9)
--------------------------------------------------------------------
  Ending balance                    (29)        (18)         (24)
--------------------------------------------------------------------
Total shareholders' equity     $   3,474   $   3,521    $   3,519
====================================================================
Georgia-Pacific Corporation common stock
  shares issued (in thousands):
  Beginning balance               91,396      91,308       90,466
  Common stock issued:
    Stock option plans and
     directors plan                  473          84          485
    Employee Stock Purchase Plans    763          19          991
    Long-term incentive plan        (25)        (10)         (16)
  Common stock repurchased             -           -        (618)
  Other                                -         (5)            -
  Recapitalization (December 17,
   1997)                         (92,607)          -            -
--------------------------------------------------------------------
Ending balance                         -      91,396       91,308
====================================================================
Georgia-Pacific Group common stock
  shares issued (in thousands):
  Recapitalization (December 17,
   1997)                          92,607
  Common stock repurchased         (358)
--------------------------------------------------------------------
Ending balance                    92,249
====================================================================
The Timber Company common stock
  shares issued (in thousands):
  Recapitalization (December 17,
   1997)                          92,607
--------------------------------------------------------------------
Ending balance                    92,607
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

BASIS OF PRESENTATION. The Corporation, a Georgia corporation, is broadly engaged in two lines of business: the manufacture and sale of a wide variety of pulp and paper products (including pulp, communication papers, containerboard, packaging and tissue products) and manufactured building products (including plywood, oriented strand board, various industrial wood products, and softwood and hardwood lumber as well as certain nonwood products including gypsum board and chemicals); and the growing of timber and wood fiber on the approximately
5.8 million acres of timberlands that the Corporation owns or leases. In 1997, these timberlands supplied approximately 25% of the overall timber and wood fiber requirements of the Corporation's manufacturing facilities.
    On December 16, 1997, shareholders of the Corporation approved the creation of two classes of common stock intended to reflect separately the performance of the Corporation's manufacturing and timber businesses (the "Letter Stock Recapitalization"). The Corporation's Articles of Incorporation (the "Articles") were amended and restated (the "Restated Articles") to (i) create a new class of stock designated as Georgia-Pacific Corporation -Timber Group common stock, 80 cents par value per share ("The Timber Company stock"), consisting of 250 million authorized shares; (ii) redesignate each authorized share of the Corporation's common stock, 80 cents par value per share (the "Existing Common Stock") as, and convert each share into, one share of Georgia-Pacific Corporation - Georgia-Pacific Group common stock, 80 cents par value per share (the "Georgia-Pacific Group stock"); (iii) increase the number of shares of Georgia-Pacific Group stock authorized for issuance from 150 million shares to 400 million shares; and (iv) authorize the distribution of one share of The Timber Company stock for each outstanding share of Georgia-Pacific Group stock (the "Distribution").
    The Corporation's manufacturing and timber businesses are referred to hereinafter as the "Georgia-Pacific Group" and "The Timber Company," respectively, or collectively as the "groups."
    The Georgia-Pacific Group is a manufacturer and distributor of building products as well as a producer of pulp and paper products. The Georgia-Pacific Group includes a procurement function that is responsible for purchasing timber and wood fiber for all of the Group's manufacturing facilities. The Timber Company is engaged primarily in the growing and selling of timber.
    The Corporation has presented financial statements of the groups at substantially the same level of detail as those of the Corporation to allow investors to properly evaluate the financial condition and results of operations of each business. It is the Corporation's expectation that investors will use the groups' combined financial information in conjunction with the Corporation's consolidated financial information to assist them in making informed financial decisions relative to the acquisition or disposition of shares of each class of stock.
    The financial statements of the groups compose all of the accounts included in the corresponding consolidated financial statements of the Corporation. The separate financial statements of the Georgia-Pacific Group and The Timber Company have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the historical balance sheets, results of operations and cash flows for each of the groups, with all significant intragroup transactions and balances eliminated; (ii) in the case of The Timber Company's financial statements, assets and liabilities of the Corporation and related transactions identified with The Timber Company, including allocated portions of the Corporation's debt and SG&A; and (iii) in the case of the Georgia-Pacific Group's financial statements, all other assets and liabilities and related transactions of the Corporation, including allocated portions of the Corporation's debt and SG&A. Intergroup timber sales between the Georgia-Pacific Group and The Timber Company have not been eliminated on either group's financial statements.
    Notwithstanding the allocation of assets and liabilities (including contingent liabilities) and shareholders' equity between the Georgia-Pacific Group and The Timber Company for the purpose of preparing the respective financial statements of each group, holders of Georgia-Pacific Group stock and The Timber Company stock are shareholders of the Corporation and will continue to be subject to all of the risks associated with an investment in the Corporation and all of its businesses, assets and liabilities. The allocation of assets and liabilities and change in the equity structure of the Corporation resulting from the Letter Stock Recapitalization did not result in a transfer or spin-off of any assets or liabilities of the Corporation, or otherwise affect ownership of any assets or responsibility for the liabilities of the Corporation or any of its subsidiaries. As a result, the Letter Stock Recapitalization does not affect the rights of holders of the Corporation's or any of its subsidiaries' debt.
    Holders of Georgia-Pacific Group stock and The Timber Company stock have only the rights customarily held by common shareholders of the Corporation and do not have any rights related to their corresponding group except as set forth in provisions relating to dividend and liquidation rights and requirements for a mandatory dividend, redemption or conversion upon the disposition of assets of their corresponding group, or have any right to vote on matters as a separate voting group other than in limited circumstances as provided under Georgia law or by stock exchange rules. The relative voting power of Georgia-Pacific Group stock and The Timber Company stock will fluctuate from time to time, with each share of Georgia-Pacific Group stock having one vote and each share of The Timber Company stock having a number of votes based upon the ratio, over a specified period prior to any shareholder vote, of the time-weighted average market values of one share of The Timber Company stock and of one share of Georgia-Pacific Group stock. This formula is intended to give each class of common stock a number of votes proportionate to its aggregate market capitalization at the time of any vote. Accordingly, changes in the market value of Georgia-Pacific Group stock and The Timber Company stock will affect their relative voting rights. As of December 31, 1997, the holders of Georgia-Pacific Group stock had a substantial majority of the voting power of the Corporation.
    Financial effects arising from either group that affect the Corporation's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the common stock relating to the other group. Any net losses of the Georgia-Pacific Group or The Timber Company and dividends or distributions on, or repurchases of, Georgia-Pacific Group stock or The Timber Company stock will reduce the assets of the Corporation legally available for payment of dividends on both Georgia-Pacific Group stock and The Timber Company stock.
    The Board may, in its sole discretion, determine to convert shares of the class of common stock related to one group into the class of the common stock related to the other group at any time at a 15% premium, or at a 10% premium in the case of certain dispositions of all or substantially all of the properties or assets of the group whose stock is being converted. Any conversion at any premium would dilute the interests in the Corporation of the holders of the class of common stock being issued in the conversion. In addition, any such conversion of a class of common stock into another class of common stock would preclude holders of both classes of common stock from retaining their investment in a security that is intended to reflect separately the performance of the relevant group.
    The management and accounting policies applicable to the preparation of the financial statements of the Georgia-Pacific Group and The Timber Company may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board at any time without approval of the shareholders.
    The groups' combined financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The groups' combined financial statements should be read in conjunction with the Corporation's consolidated financial statements. FINANCIAL ACTIVITIES. At June 30, 1997, $1.0 billion of the Corporation's total debt was allocated to The Timber Company for financial statement purposes, and the balance of the Corporation's total debt was allocated to the Georgia-Pacific Group. For periods ended prior to June 30, 1997, the amount of debt on the respective balance sheets was adjusted to reflect debt repayments or additions as reported on the accompanying statements of cash flows for the groups between those dates and June 30, 1997. The Corporation's debt was allocated between the groups based upon a number of factors including expected future cash flow, volatility of earnings, and the ability to pay debt service and dividends. In addition, the Corporation considered certain measures of creditworthiness, such as coverage ratios and various tests of liquidity, as a means of ensuring that each group could continue to pay debt service during a business downcycle. Management believes that such allocation is equitable and reasonable.
    At December 31, 1997, $971 million of the Corporation's debt was The Timber Company's and $4.5 billion was the Georgia-Pacific Group's. The Corporation has not allocated specific debt securities or instruments to either group. The debt of each group bears interest at a rate equal to the weighted average interest rate of all of the Corporation's debt calculated on a quarterly basis. Expenses related to the debt are reflected in the weighted average interest rate. Management believes that this method of allocation of the cost of debt is equitable and provides a reasonable estimate of the cost attributable to the groups.
    Each group's debt will increase or decrease by the amount of any net cash generated by, or required to fund, the group's operating activities, investing activities, dividend payments, share repurchases and other financing activities. Interest will be charged to each group in proportion to the respective amount of each group's debt. Changes in the cost of the Corporation's debt will be reflected in adjustments to the weighted average interest cost of such debt. Dividend costs with respect to any preferred stock issued by the Corporation will be charged in a similar manner.

ALLOCATION OF SHARED SERVICES. A portion of the Corporation's shared SG&A (such as executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning, information systems support and environmental services) has been allocated to each group based upon identification of such services specifically used by each group. Where determinations based on specific usage alone have been impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to each group. These methods consisted of allocating costs based on
(i) number of employees of each group, (ii) percentage of office space of each group and (iii) estimated percentage of staff time allocable to each group. The total of these allocations was $346 million, $359 million and $313 million in 1997, 1996 and 1995, respectively. It is not practicable to provide a detailed estimate of the expenses that would be recognized if either group were a separate legal entity.

ALLOCATION OF EMPLOYEE BENEFITS. A portion of the Corporation's employee benefit costs, including pension and postretirement health care and life insurance benefits, has been allocated to each group. The pension cost related to their participation in the Corporation's noncontributory defined benefit pension plan, and other employee benefit costs related to their participation in the Corporation's postretirement health care and life insurance plans, are actuarially determined based on the number of their employees and an allocable share of the plan assets and are calculated in accordance with SFAS No. 87 and SFAS No. 106, respectively. Management believes such method of allocation is equitable and provides a reasonable estimate of the cost attributable to each group.
    Since plan assets are not segregated into separate accounts or restricted to providing benefits to employees of either group, assets of the Corporation's employee benefit plans may be used to provide benefits to employees of both the Georgia-Pacific Group and The Timber Company. Plan assets have been allocated to the groups based on the percentage of their projected benefit obligation to the plans' total projected benefit obligations.

ALLOCATION OF FEDERAL AND STATE INCOME TAXES. The federal income taxes of the Corporation and the subsidiaries that own assets allocated between the groups are determined on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds are allocated between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations reflect each group's contribution (positive or negative) to the Corporation's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. Tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis are credited to the group that generated such benefits. Had the groups filed separate tax returns, the provision for income taxes and net income for each group would not have differed from the amounts reported on the groups' statements of income for the years ended December 31, 1997, 1996 and 1995. However, the amounts of current and deferred taxes and taxes payable or refundable allocated to each group on the historical financial statements may differ from those that would have been allocated had the groups filed separate income tax returns.
    Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis or on a separate corporation basis. State income tax provisions and related tax payments or refunds determined on a consolidated or combined basis are allocated between the groups based on their respective contributions to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments that are determined on a separate corporation basis are allocated between the groups in a manner designed to reflect the respective contributions of the groups to the Corporation's separate state or local taxable income.

DIVIDENDS. For purposes of the historical financial statements of the Georgia-Pacific Group and The Timber Company, all dividends declared and paid by the Corporation were evenly allocated between the groups. Management believes that such method of allocation is equitable and provides a reasonable estimate of the dividends that would have been declared and paid in respect of each class of common stock. The amount of earnings available for payment of dividends on the Georgia-Pacific Group stock and on The Timber Company stock (i.e., the available dividend amounts) on any date is the amount in excess of the minimum amount necessary for the particular group to be able to pay its debts as they become due in the usual course of business. Future dividends will not bear a direct relationship to earnings and retained earnings as expressed on each group's combined financial statements in accordance with generally accepted accounting principles. Accordingly, a mathematical calculation of the available dividend amount for either group cannot be made.

REVENUE RECOGNITION. The Corporation recognizes revenue when title to the goods sold passes to the buyer, which is generally at the time of shipment. Timber sales are recognized when legal ownership or the risk of loss passes to the purchaser and the quantity sold is determinable.

INCOME PER SHARE. Basic earnings per share are computed based on net income and the weighted average number of common shares outstanding. Diluted earnings per share reflect the assumed issuance of common shares under long-term incentive, stock option and stock purchase plans. The computation of diluted earnings per share does not assume conversion or exercise of securities that would have an antidilutive effect on earnings per share. Income per share for each group is reflected on a pro forma basis for 1997 as if the Letter Stock Recapitalization had occurred on January 1, 1997. Amounts are computed for each class of common stock based on the separate earnings attributed to each of the respective businesses.
    In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earnings per share ("EPS"). The Corporation adopted SFAS No. 128 in the 1997 fourth quarter. All prior period earnings per share data were restated to conform with the provisions of SFAS No. 128. The per share amounts reported under SFAS No. 128 are not materially different from those calculated and presented under APB Opinion No. 15.

EARNINGS PER SHARE
Georgia-Pacific Corporation and Subsidiaries

                                      Year ended December 31,
                                1997      1997     1996      1995
(In millions, except shares
 and per share amounts)
---------------------------------------------------------------

                    Georgia-Pacific The Timber Georgia-Pacific Georgia-Pacific
                              Group   Company  Corporation     Corporation
Basic and diluted income (loss) available
to shareholders (numerator):
Income (loss) before extraordinary item and
accounting change             $(86)     $ 215     $ 161     $1,018
Extraordinary item, net of taxes        -         -         (5)       -
Accounting change, net of taxes         (60)      -         -         -
Net income (loss)             $(146)    $ 215     $ 156     $1,018
Shares (denominator):
Average shares outstanding 91,430,440 91,444,588 90,554,677 90,214,351
Dilutive securities:
Options                          -*     677,784**   598,142   633,399
Employee Stock Purchase Plans    -*        4,047       -***   214,919
Total assuming conversion 91,430,440 92,126,419 91,152,819 91,062,669
Per share amounts:
Basic
Income (loss) before
  extraordinary item and
  accounting change           $(.94)    $2.35     $1.78     $11.29
Extraordinary item,
  net of taxes                    -         -     (.06)          -
Accounting change,
  net of taxes                 (.66)        -         -          -
Net income (loss)             $(1.60)   $2.35     $1.72     $11.29
Diluted
Income (loss) before extraordinary item and
  accounting chage            $(.94)    $2.33     $1.77     $11.18
Extraordinary item,
  net of taxes                    -         -      (.06)          -
Accounting change,
  net of taxes                 (.66)        -         -           -
Net income (loss)             $(1.60)   $2.33     $1.71     $11.18



*Options to purchase 5,355,477 shares of Georgia-Pacific Group stock at various per share amounts were outstanding during 1997, as well as shares subscribed under the 1997 Employee Stock Purchase Plan. However, due to operating losses, these shares are antidilutive and are not included in the calculation of diluted EPS.

**Options to purchase 1,010,600 shares of The Timber Company stock at $25.13 per share were issued on December 17, 1997 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. The options, which expire on December 16, 2007, were still outstanding at the end of 1997.

***1,180,162 shares under the 1995 Employee Stock Purchase Plan were subscribed during 1996 but were not included in the computation of diluted EPS because the subscription price was greater than the average market price of the common shares.

INVENTORY VALUATION. Inventories are valued at the lower of average cost or market and include the costs of materials, labor and manufacturing overhead. The last-in, first-out ("LIFO") dollar value pool method was used to determine the cost of approximately 59% and 57% of inventories at December 31, 1997 and 1996, respectively.

TIMBER AND TIMBERLANDS. The Corporation capitalizes timber and timberland purchases and reforestation costs. The cost of timber harvested is based on the volume of timber harvested, the capitalized cost and the total timber volume estimated to be available over the growth cycle. Timber carrying costs are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost. Lease obligations for which the Corporation assumes or retains substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized, and the replaced properties are retired. Replacements of minor components of property, and repair and maintenance costs, are charged to expense as incurred.
    Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Useful lives are 25 years for land improvements, 20 to 45 years for buildings, and 3 to 20 years for machinery and equipment. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts and any gain or loss is included in income.
    The Corporation capitalizes incremental costs that are directly associated with the development of software for internal use and implementation of the related systems. Amounts are amortized over five years beginning when the assets are placed in service. Capitalized costs were $48 million at December 31, 1997 and $121 million at December 31, 1996. Amounts are included as property, plant and equipment on the Corporation's balance sheets.
    In November 1997, the FASB Emerging Issues Task Force reached a consensus on Issue No. 97-13 ("EITF 97-13"), "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transformation." The Task Force consensus requires that the cost of business process reengineering activities, whether done internally or by third parties, be expensed as incurred. This applies when the business process reengineering activities are part of a project to acquire, develop or implement internal-use software. The adoption of EITF 97-13 resulted in a one-time, after-tax charge of $60 million in the 1997 fourth quarter.
    The Corporation capitalizes interest on projects when construction takes considerable time and entails major expenditures. Such interest is charged to the property, plant and equipment accounts and amortized over the approximate life of the related assets. Interest capitalized, expensed and paid were as follows:


                                     Year ended December 31,
                                     -----------------------
(In millions)                            1997   1996    1995
-------------------------------------------------------------
Total interest costs                    $ 476  $ 490   $ 471
Interest capitalized                     (11)   (31)    (39)
-------------------------------------------------------------
Interest expense                        $ 465  $ 459   $ 432
=============================================================
Interest paid                           $ 475  $ 488   $ 470
=============================================================





LANDFILLS AND LAGOONS.   The Corporation accrues for landfill closure costs over
the periods that benefit from the use of the landfill and accrues for lagoon clean-out costs over the useful period between clean-outs.

GOODWILL. The Corporation amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. The Corporation reviews the recorded value of its goodwill annually, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value, including goodwill of those assets.
    Amortization expense was $59 million in 1997, 1996 and 1995. Accumulated amortization at December 31, 1997 and 1996 was $484 million and $425 million, respectively.

ENVIRONMENTAL MATTERS. The Corporation recognizes a liability for environmental remediation costs when it believes it is probable a liability has been incurred and the amount can be reasonably estimated. The liabilities are developed based on currently available information and reflect the participation of other potentially responsible parties, depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as other liabilities on the accompanying balance sheets.
    Environmental costs are generally capitalized when the costs improve the condition of the property or the costs prevent or mitigate future contamination. All other costs are expensed.

INVESTMENT IN REAL ESTATE HELD FOR DEVELOPMENT AND SALE. Real estate held for development and sale is stated at the lower of cost or net realizable value, and includes direct costs of land and land development and indirect costs, including amenities, less amounts charged to cost of sales. These costs are allocated to individual lots or acreage sold based on relative sales value. Direct costs are allocated on a specific neighborhood basis, while indirect costs are allocated over the projects. The Corporation recognizes sales of retail homesites developed when all conditions, as set forth in SFAS No. 66, "Accounting for Sales of Real Estate," have occurred.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECLASSIFICATIONS. Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation.

NOTE 2.  INDUSTRY SEGMENT INFORMATION
The Corporation is a building products and pulp and paper company. Manufactured products in the building products segment consist primarily of wood panels (plywood, oriented strand board, hardboard and particleboard), lumber, gypsum products and chemicals. The Timber Company grows and sells timber and wood fiber and is included in this segment. The distribution division of this segment sells a wide range of building products manufactured by the Corporation or purchased from others. This segment of the business is primarily affected by the level of housing starts; the level of repairs, remodeling and additions; industrial markets; commercial building activity; the availability and cost of financing; and changes in industry capacity.
    The Corporation's pulp and paper segment produces containerboard and packaging (linerboard, medium, bleached board, kraft paper and corrugated packaging), communication papers, market pulp and tissue. Markets for this segment are affected primarily by changes in industry capacity, the level of economic growth in the U.S. and export markets, and fluctuations in currency exchange rates.
    The Corporation has a large and diverse customer base, which includes some customers located in foreign countries. Sales to foreign markets in 1997, 1996 and 1995 were 8%, 8% and 10%, respectively. These sales were primarily to customers in Asia, Europe and Latin America. No single unaffiliated customer accounted for more than 10% of total sales in any year during that period.
    The Corporation employs approximately 46,500 people at more than 400 facilities primarily located throughout the United States and Canada. The Corporation also controls or leases approximately 5.8 million acres of timber and timberlands in the United States and Canada.




                                Year ended December 31
---------------------------------------------------------------
(In millions)               1997          1996          1995
---------------------------------------------------------------
Net sales
Building products       $  7,486       $ 7,365       $ 7,301
Pulp and paper             5,556         5,609         6,962
Other operations              52            50            50
---------------------------------------------------------------
Total net sales         $ 13,094       $13,024       $14,313
===============================================================
Operating profits*
Building products       $    677       $   516       $   669
Pulp and paper               174           390         1,611
Other operations              18             8            10
---------------------------------------------------------------
Total operating profits      869           914         2,290
                            ====          ====          ====
General corporate
 expense                   (169)         (159)         (161)
Interest expense           (465)         (459)         (432)
Provision for income
 taxes                     (106)         (135)         (679)
---------------------------------------------------------------
Income before
 extraordinary item and
 accounting change           129           161         1,018
Extraordinary item - loss
 from early retirement
 of debt, net of taxes         -           (5)             -
Cumulative effect of
 accounting change,
 net of taxes               (60)             -             -
---------------------------------------------------------------
Net income              $     69       $   156       $ 1,018
===============================================================
Depreciation, cost of timber harvested
 and goodwill amortization
Building products       $    413       $   404       $   384
Pulp and paper               581           568           576
Other and general
 corporate                    23            24            25
---------------------------------------------------------------
Total depreciation, cost of timber
 harvested and goodwill
 amortization           $  1,017       $   996       $   985
===============================================================
Capital expenditures**
Building products       $    214       $   841       $   582
Pulp and paper               440           433           599
Timber and timberlands       182           142           244
Other and general
 corporate                    63           148            78
---------------------------------------------------------------
Total capital
 expenditures           $    899       $ 1,564       $ 1,503
===============================================================
Assets
Building products       $  3,303       $ 3,403       $ 2,686
Pulp and paper             7,335         7,185         7,342
Timber and timberlands     1,193         1,337         1,374
Other and general
 corporate                 1,119           893           933
---------------------------------------------------------------
Total assets            $ 12,950       $12,818       $12,335
===============================================================



 *Segment operating profits include expenses of $80 million in 1997, $117 million in 1996 and $70 million in 1995 for the restructuring of the Corporation's building products distribution division; gains on major sales of assets of $128 million in 1997 and $39 million in 1996; and $39 million net expenses in 1996 primarily related to a voluntary early retirement program. With the exception of distribution business restructuring charges, these items are included in "Other income" on the accompanying statements of income. If these amounts had been excluded from segment operating profits, building products operating profits would have been $629 million in 1997, $613 million in 1996 and $739 million in 1995. Pulp and paper operating profits would have been $410 million in 1996.
**Capital expenditures represent additions (at cost) to property, plant and equipment and timber and timberlands.



NOTE 3.  ACQUISITIONS, DIVESTITURES AND UNUSUAL ITEMS

ACQUISISTIONS AND DIVESTITURES. The following acquisition and divestitures were completed during the years 1997 and 1996.
- In March 1997, the Corporation sold its Martell, California, operations for $308 million. Assets included in this transaction were 127,000 acres of timberlands allocated to The Timber Company, and a sawmill and a particleboard plant allocated to the Georgia-Pacific Group. In conjunction with the sale of its Martell operations, the Corporation received notes receivable from the purchaser in the amount of $270 million related to the timberlands. The Corporation, in April 1997, monetized the notes receivable through the issuance of notes payable in a private placement. The notes receivable are included in "Other assets" and the notes payable are classified as "Other long-term liabilities" on the Corporation's balance sheet. The Corporation recognized a pretax gain of approximately $128 million on the sale ($80 million after taxes).
- In April 1996, the Corporation completed the purchase of Domtar Inc.'s gypsum wallboard business for $363 million in cash. Domtar's gypsum business included nine U.S. wallboard manufacturing plants, four Canadian wallboard plants, three joint compound plants, an industrial plaster plant and a gypsum paperboard plant.
- In September 1996, the Corporation completed the sale of two gypsum wallboard facilities in Buchanan, New York, and Wilmington, Delaware. The sale resulted in after-tax cash proceeds of approximately $39 million. The Corporation had agreed with the U.S. Department of Justice to sell these plants in order to complete the Domtar acquisition. The Corporation recognized a pretax gain of $39 million ($24 million after taxes).

Gains on major divestitures are recorded in "Other income" on the accompanying statements of income.

VOLUNTARY EARLY RETIREMENT PROGRAM. The Corporation implemented a voluntary early retirement program in 1996. Costs associated with enhanced pension benefits related to the voluntary early retirement program were $39 million in 1996. This amount is recorded in "Other income" on the accompanying statements of income.

DISTRIBUTION DIVISION RESTRUCTURING. In December 1997, the Corporation finalized a restructuring plan that included disposing of its millwork fabrication facilities nationwide as well as several distribution centers located in the Western United States. A reserve of $70 million was recorded in the 1997 fourth quarter for anticipated liabilities and write-down of assets associated with the plan. It is anticipated that all aspects of the plan will be executed in 1998. The terms of the plan include severance of approximately 1,500 employees in 1998. The employees include hourly and salaried personnel employed in the identified millwork fabrication facilities and distribution centers and associated sales and administrative personnel. The Corporation also has accrued related pension, outplacement and retention expenses for these employees. The total amount of the charge related to employee severance is $15 million and is reflected in "Cost of sales" and "Selling, general and administrative" expenses on the accompanying statements of income. No termination benefits were paid in 1997 related to this plan. The remaining amount of the reserve is for the write-down to net realizable value of related inventory, equipment, accounts receivable and software systems for assets to be sold or otherwise disposed of.
    In 1995, the Corporation implemented a program to change and improve certain processes in the Corporation's distribution division. The Corporation expensed $10 million, $117 million and $70 million in 1997, 1996 and 1995, respectively, related to this program. Of these amounts, $10 million, $2 million and $15 million, respectively, related to termination benefits. As a result of this program, approximately 720, 480 and 180 employees were terminated in 1997, 1996 and 1995, respectively. Other costs related primarily to write-downs of abandoned systems as well as write-downs of impaired assets to net realizable value.
    The following table provides a rollforward of the reserves for business restructurings from December 31, 1996 to December 31, 1997:


Type of Cost                  December 31,           December 31,
(In millions)                 1996 balance      Additions Usage 1997 balance
---------------------------------------------------------
Employee separation           $    13   $    25   $  (23)   $    15
Facility closing costs
 and asset impairments              -        55        -         55
Other                               4         -       (4)         -
Total                         $    17   $    80   $  (27)   $    70
---------------------------------------------------------


NOTE 4.  RECEIVABLES
    The Corporation has a large, diversified customer base, which includes some customers located in foreign countries. The
Corporation closely monitors extensions of credit and has not experienced significant losses related to its receivables. In addition, a portion of the receivables from foreign sales is covered by confirmed letters of credit to help ensure collectibility.
Supplemental information on the accounts receivable balances at December 31, 1997 and 1996 is as follows:


                             December 31
                             ------------
 (In millions)              1997    1996
-----------------------------------------
Receivables
   Trade                   $1,278  $ 885
   Other                     106      84
-----------------------------------------
                           1,384     969
   Less allowances            13      10
-----------------------------------------
   Receivables, net        $1,371  $ 959
=========================================



    The Corporation had sold fractional ownership interests in a defined pool of trade accounts receivable for $350 million as of December 31, 1996. The sold accounts receivable are excluded from receivables on the accompanying December 31, 1996 balance sheet. The full amount of the allowance for doubtful accounts has been retained because the Corporation has retained substantially the same risk of credit loss as if the receivables had not been sold. A portion of the cost of the accounts receivable sale program is based on the purchasers' level of investment and borrowing costs. The Corporation pays fees based on its senior debt ratings. The total cost of the program, which was $19 million in 1997, $20 million in 1996 and $37 million in 1995, is included in interest expense on the accompanying statements of income.
    Under the accounts receivable sale agreement, the maximum amount of the purchasers' investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables. During 1997, the Corporation repurchased $70 million of receivables in order to reduce the cost of the program, which was higher than the cost of financing from alternative sources. The program has been extended to May 1998.
    In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which established accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The Corporation adopted SFAS No. 125 in the 1997 first quarter. At December 31, 1997, the Corporation's accounts receivable sale program is accounted for as a secured borrowing; the receivables and the corresponding debt are included as an asset and liability, respectively, on the accompanying balance sheet.


NOTE 5.  INDEBTEDNESS
The Corporation's indebtedness included the following:

                                          December 31
                                        ---------------
(In millions)                            1997      1996
-------------------------------------------------------
Debentures, 9% average rate,
   payable through 2025              $  3,200  $  3,200
Notes, 6.7% average rate,
   payable through 2006                   517       817
Revenue bonds, 4.9% average rate,
   payable through 2027                   659       646
Other loans, 7.9% average rate,
   payable through 2008                    13        45
Less: unamortized discount               (23)      (26)
-------------------------------------------------------
                                        4,366     4,682
Less: long-term portion of debt         3,713     4,371
-------------------------------------------------------
Current portion of long-term debt         653       311
Commercial paper and other
   short-term notes, 6.4% average rate    621       645
Accounts receivable sale program,
   6.1% average rate                      280         -
Bank overdrafts, net                      223       251
-------------------------------------------------------
Total short-term debt                   1,777     1,207
-------------------------------------------------------
Total debt                           $  5,490  $  5,578
=======================================================
Georgia-Pacific Group's portion of
  Corporation debt:
    Short-term debt                  $  1,462  $    922
    Long-term debt, excluding
      current portion                   3,057     3,340
-------------------------------------------------------
Georgia-Pacific Group's total debt   $  4,519  $  4,262
=======================================================
The Timber Company's portion of
  Corporation debt:
    Short-term debt                  $    315  $    285
    Long-term debt, excluding
      current portion                     656     1,031
-------------------------------------------------------
The Timber Company's total debt      $    971  $  1,316
=======================================================
Weighted average interest rate on
    Corporation debt at year end         7.8%      7.7%
=======================================================



For additional information regarding financial instruments, see Note 6.

 The scheduled maturities of the Corporation's long-term debt for the next five years are as follows: $653 million in 1998, $9 million in 1999, $29 million in 2000, $1 million in 2001 and $375 million in 2002.

NOTES AND DEBENTURES. Subsequent to year-end 1997, the Corporation redeemed $200 million of 9 3/4% Sinking Fund Debentures Due January 15, 2018. The Corporation recorded an after-tax extraordinary loss of approximately $7 million related to this redemption on January 16, 1998, of which $5.8 million will be allocated to the Georgia-Pacific Group and $1.2 million will be allocated to The Timber Company based on the ratio of each group's debt to the Corporation's total debt. It is the Corporation's intent to redeem $200 million of 9 1/2% Debentures Due February 15, 2018 on February 17, 1998. The Corporation anticipates an after-tax extraordinary loss related to this redemption of approximately $7 million.
    During 1996, the Corporation issued $100 million of 7.2% Notes Due December 15, 2006. In 1996, the Corporation redeemed $150 million of its 9.25% Debentures Due March 15, 2016. The Corporation recorded an after-tax extraordinary loss of approximately $5 million (6 cents per share) related to this redemption.

REVOLVING CREDIT FACILITY. In 1996, the Corporation entered into an agreement with Bank of America National Trust and Savings Association and 19 other domestic and international banks that provides an unsecured revolving credit facility of $1.5 billion. The revolving credit facility is being used for direct borrowings and as support for commercial paper and other short-term borrowings. The agreement will terminate in 2001. As of December 31, 1997, $879 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
Borrowings under the agreement bear interest, at the election of the Corporation, at either (i) the higher of the Federal Funds Rate plus 1/2% or the stipulated bank lending rate or (ii) LIBOR plus .2625% or (iii) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a commitment fee of .0625% per annum on the unused portion of the commitments and a facility fee of .0625% per annum on the aggregate commitments of the lenders. Fees and margins may be adjusted upward or downward according to a pricing grid based on the Corporation's long-term debt ratings. At December 31, 1997, $300 million was borrowed under the credit agreement at a weighted average interest rate of 6.2%. Amounts outstanding under the revolving credit facility are included in "Commercial paper and other short-term notes" on the accompanying balance sheets.
    The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness to operating cash flow) of 4.5 to 1.0, which is to be maintained throughout the term of the credit agreement. As of December 31, 1997, the leverage ratio was 3.4 to 1.0.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES.   These borrowings are classified
as current liabilities although all or a portion of them might be refinanced on a long-term basis in 1998.

REVENUE BONDS. At December 31, 1997, the Corporation had outstanding borrowings of approximately $659 million under certain industrial revenue bonds. Approximately $48 million of these bonds were entered into during 1997 at fixed interest rates, of which $38 million refunded a like amount of floating rate instruments. Approximately $16 million from the issuance of these bonds is being held by trustees and is restricted for the construction of certain capital projects and $15 million is held by trustees to refund a like amount of bonds maturing on January 2, 1998. Amounts held by trustees are classified as "Other assets" on the accompanying balance sheets.
OTHER. At December 31, 1997, the amount of long-term debt secured by property, plant and equipment, and by timber and timberlands was not material.
    In September 1995, the Corporation sold certain assets for $354 million and has agreed to lease the assets back from the purchaser over a period of 30 years. Under the agreement with the purchaser, the Corporation will maintain a deposit (initially in the amount of $322 million) that together with interest earned is expected to be sufficient to fund the Corporation's lease obligation, including the repurchase of assets at the end of the term. This transaction is being accounted for as a financing arrangement. At December 31, 1995, the Corporation recorded on its balance sheets an asset for the deposit from the sale of $305 million and a liability for the lease obligation of $302 million.
    At December 31, 1997, the deposit and lease obligation balances were $349 million and $349 million, respectively. Of these amounts, approximately $17 million was recorded as a current asset and $19 million was recorded as a current liability. The long-term portions are recorded in "Other assets" and "Other long-term liabilities" on the accompanying balance sheets.

NOTE 6.  FINANCIAL INSTRUMENTS
The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:



                            December 31, 1997  December 31, 1996
                            ----------------- --------------------
                              Carrying  Fair      Carrying  Fair
(In millions)                 Amount    Value     Amount    Value
----------------------------------------------------------------
Liabilities
Commercial paper and
 other short-term notes
 (Note 5)                    $  621  $  621     $   645  $  645
Accounts receivable sale
 program (Note 4)               280     280         350     350
Notes and debentures
 (Note 5)                     3,717   4,055       4,017   4,215
Revenue bonds (Note 5)          659     637         646     637
Other loans (Note 5)             13      13          45      45
Interest rate exchange
 agreements                       *      10           *      12
----------------------------------------------------------------




* The Corporation's balance sheets at December 31, 1997 and 1996 included accrued interest of $5 million and $6 million, respectively, related to these agreements.

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

INTEREST RATE AND FOREIGN CURRENCY EXCHANGE AGREEMENTS. The Corporation has used interest rate swap and foreign currency exchange agreements in the normal course of business to manage and reduce the risk inherent in interest rate and foreign currency fluctuations.
    The Corporation uses interest rate swap arrangements to manage its exposure to interest rate changes. Such arrangements are considered hedges of specific borrowings, and differences paid and received under the swap arrangements are recognized as adjustments to interest expense. Under these agreements, the Corporation makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The Corporation entered into interest rate exchange agreements in prior years to protect against the increased cost associated with a rise in interest rates. At December 31, 1997, the Corporation had outstanding interest rate exchange agreements that effectively converted $476 million of floating rate obligations with a weighted average interest rate of 5.8% to fixed rate obligations with an average effective interest rate of approximately 9%. These agreements increased interest expense by $16 million, $17 million and $20 million for the years ending December 31, 1997, 1996 and 1995, respectively. These agreements have a weighted average maturity of approximately 1.1 years. As of December 31, 1997, the Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by $1,260 million.
    The estimated fair value of the Corporation's liability under interest rate exchange agreements at December 31, 1997 and 1996 was $10 million and $12 million, respectively, and represents the estimated amount the Corporation could have paid to terminate the agreements. The fair value at December 31, 1997 and 1996 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.
    The Corporation enters into foreign currency exchange agreements, the amounts of which were not material to the consolidated financial position of the Corporation at December 31, 1997 and 1996.
    The Corporation may be exposed to losses in the event of nonperformance of counterparties but does not anticipate such nonperformance.

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


NOTE 7.  INCOME TAXES
The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The provision for income taxes consists of the following:



                                  Year ended December 31
                                  -----------------------
(In millions)                       1997   1996    1995
---------------------------------------------------------
Federal income taxes:
 Current                           $  11  $ 111   $ 600
 Deferred                             80      6    (26)
State income taxes:
 Current                             (5)     17     112
 Deferred                             20      1     (7)
---------------------------------------------------------
Provision for income taxes         $ 106  $ 135   $ 679
=========================================================
Income taxes paid, net of refunds  $  51  $ 135   $ 686
=========================================================



    Income taxes paid during 1997 are net of refunds of approximately $45 million, primarily related to a 1996 federal overpayment.
    Income taxes paid during 1996 were net of refunds of approximately $73 million, primarily related to a 1995 federal overpayment and 1991 and 1992 federal audits.
    The federal statutory income tax rate was 35%. The provision for income taxes is reconciled to the federal statutory rate as follows:



                                   Year ended December 31
                                   ----------------------
(In millions)                       1997   1996    1995
---------------------------------------------------------
Provision for income taxes
 computed at the federal
 statutory tax rate                $  82  $ 104   $ 594
State income taxes, net
 of federal benefit                    9     12      68
Goodwill amortization                 23     23      23
Foreign sales corporation            (8)    (7)     (9)
Other                                  -      3       3
---------------------------------------------------------
Provision for income taxes         $ 106  $ 135   $ 679
=========================================================




The components of the net deferred income tax liabilities are as follows:


                                              December 31
                                          ------------------
(In millions)                                1997       1996
-------------------------------------------------------------
Deferred income tax assets:
 Compensation related accruals          $    273   $     333
 Other accruals and reserves                  84          76
 Other                                         1        (14)
-------------------------------------------------------------
                                             358         395
 Valuation allowance                           -           -
-------------------------------------------------------------
                                             358         395
-------------------------------------------------------------
Deferred income tax liabilities:
 Property, plant and equipment           (1,210)     (1,215)
 Timber and timberlands                    (236)       (174)
 Other                                      (44)        (38)
-------------------------------------------------------------
                                         (1,490)     (1,427)
-------------------------------------------------------------
Deferred income tax liabilities, net    $(1,132)   $ (1,032)
=============================================================

Included in the balance sheets:
 Deferred income tax assets*            $     67   $     129
 Deferred income tax liabilities**       (1,199)     (1,161)
-------------------------------------------------------------
Deferred income tax liabilities, net    $(1,132)   $ (1,032)
=============================================================


* Net of current liabilities of $6 million and $4 million at December 31, 1997 and 1996, respectively.
** Net of long-term assets of $254 million and $262 million at December 31, 1997 and 1996, respectively.


NOTE 8.  RETIREMENT PLANS

DEFINED BENEFIT PENSION PLANS. Most of the Corporation's employees participate in noncontributory defined benefit pension plans. These include plans that are administered solely by the Corporation and union-administered multiemployer plans. The Corporation's funding policy for solely administered plans is based on actuarial calculations and the applicable requirements of federal law. Contributions to multiemployer plans are generally based on negotiated labor contracts.
    Benefits under the majority of the plans for hourly employees (including multiemployer plans) are primarily related to years of service. The Corporation has separate plans for salaried employees and officers under which benefits are primarily related to compensation and years of service. The officers' plan is not funded and is nonqualified for federal income tax purposes.
    Plan assets consist principally of common stocks, bonds, mortgage securities, interests in limited partnerships, cash equivalents and real estate. At December 31, 1997 and 1996, $78 million and $64 million, respectively, of noncurrent prepaid pension cost was included in other assets. Accrued pension cost of $67 million and $66 million at December 31, 1997 and 1996, respectively, was included in other long-term liabilities.
    Pursuant to the provisions of SFAS No. 87, "Employers' Accounting for Pensions," intangible assets of $2 million and $3 million were recorded as of December 31, 1997 and 1996, respectively, in order to recognize the required minimum liability.
    The following table sets forth the funded status of the solely administered plans and the amounts recognized on the accompanying balance sheets:

                                        December 31, 1997
                                  ------------------------------
                                                   Plans having
                                    Plans having    accumulated
                                assets in excess    benefits in
                                  of accumulated         excess
(In millions)                           benefits      of assets
----------------------------------------------------------------
Accumulated benefit obligation
 at November 30
  Vested portion                          $1,477     $    80
  Nonvested portion                          48            2
----------------------------------------------------------------
                                          1,525           82
Effect of projected future
 compensation levels                         10           12
----------------------------------------------------------------
Projected benefit obligation
 at November 30                           1,535           94
Plan assets at fair value
 at November 30                           1,925           15
----------------------------------------------------------------
Plan assets in excess of (less
 than) projected benefit obligation         390         (79)
Unrecognized net (gain) loss              (374)           16
Unrecognized prior service cost              62            2
Unrecognized net asset from initial
 application of FAS 87                        -            -
Adjustment required to recognize
 minimum liability                            -          (6)
----------------------------------------------------------------
Prepaid (accrued) pension cost
 at December 31                           $  78      $  (67)
================================================================





                                        December 31, 1996
                                  ------------------------------
                                                   Plans having
                                    Plans having    accumulated
                                assets in excess    benefits in
                                  of accumulated         excess
(In millions)                           benefits      of assets
----------------------------------------------------------------
Accumulated benefit obligation
 at November 30
  Vested portion                          $1,392     $    92
  Nonvested portion                          33            3
----------------------------------------------------------------
                                          1,425           95
Effect of projected future
 compensation levels                         12           13
----------------------------------------------------------------
Projected benefit obligation
 at November 30                           1,437          108
Plan assets at fair value
 at November 30                           1,711           29
----------------------------------------------------------------
Plan assets in excess of (less
 than) projected benefit obligation         274         (79)
Unrecognized net (gain) loss              (243)           20
Unrecognized prior service cost              42            3
Unrecognized net asset from initial
 application of FAS 87                      (9)            -
Adjustment required to recognize
 minimum liability                            -         (10)
----------------------------------------------------------------
Prepaid (accrued) pension cost
 at December 31                           $  64      $  (66)
================================================================






Net periodic pension cost for solely administered and union-administered pension plans included the following:


                                   Year ended December 31
                                   ----------------------
(In millions)                       1997   1996    1995
---------------------------------------------------------
Service cost of benefits earned    $  84  $  83   $  75
Interest cost on projected benefit
  obligation                         108    106     107
Actual return on plan assets       (306)  (299)   (311)
Net amortization and deferral        131    127     168
Contributions to multiemployer
  pension plans                        4      4       4
---------------------------------------------------------
Net periodic pension cost          $  21  $  21   $  43
=========================================================




The following assumptions were used:

                                   Year ended December 31
                                   ----------------------
                                    1997   1996    1995
--------------------------------------------------------
Discount rate used to determine
  the projected benefit obligation  7.0%   7.0%    7.0%
Rate of increase in future
  compensation levels used to
  determine the projected benefit
  obligation                         5.5    5.5     5.5
Expected long-term rate of return
  on plan assets used to determine
  net periodic pension cost          9.5   10.0    10.0
--------------------------------------------------------




DEFINED CONTRIBUTION PLANS. The Corporation sponsors several defined contribution plans to provide eligible employees with additional income upon retirement. The Corporation's contributions to the plans are based on employee contributions and compensation. The Corporation's contributions totaled $48 million in 1997, $50 million in 1996 and $46 million in 1995.

HEALTH CARE AND LIFE INSURANCE BENEFITS. The Corporation provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service or after reaching age 65. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs and other group coverage. Effective December 1995, the plans were funded through a trust established for the payment of future active and retiree benefits. The trust was funded with an initial contribution of $31 million. The Corporation will continue to contribute to the trust in the amounts necessary to fund current obligations of the plans.
    In 1991, the Corporation began transferring its share of the cost of post-age 65 health care benefits to future salaried retirees. It is currently anticipated that the Corporation will continue to reduce the percentage of the cost of post-age 65 benefits that it will pay on behalf of salaried employees who retire in each of the years 1995 through 1999 and that the Corporation will continue to share the pre-age 65 cost with future salaried retirees but will no longer pay any of the post-age 65 cost for salaried employees who retire after 1999.
    The following table sets forth the status of the plans, reconciled to the accrued postretirement benefit recognized on the Corporation's balance sheets at December 31, 1997 and 1996:


                                  December 31
                                  ------------
(In millions)                    1997    1996
----------------------------------------------
Accumulated postretirement
 benefit obligation:
 Retirees                       $ 277   $ 341
 Fully eligible active plan
  participants                     26      26
 Other active participants        111     164
----------------------------------------------
                                  414     531
Unrecognized net gain (loss)       75    (45)
Unrecognized prior service cost  (12)    (13)
----------------------------------------------


Accrued postretirement
 benefit cost                   $ 477   $ 473
==============================================





Net periodic postretirement benefit cost included the following components:


                                   Year ended December 31
                                    --------------------
(In millions)                       1997    1996   1995
--------------------------------------------------------
Service cost of benefits earned    $   7  $  10   $   6
Interest cost on accumulated
 postretirement benefit obligation    26     29      27
Amortization of (gain) loss          (2)      -     (1)
--------------------------------------------------------
Net periodic postretirement
 benefit cost                      $  31  $  39   $  32
========================================================


    For measuring the expected postretirement benefit obligation, a 9%, 10% and 11% annual rate of increase in the per capita claims cost was assumed for 1997, 1996 and 1995, respectively. The rate was assumed to decrease 1% per year to 5.5% in 2001 and remain at that level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% at December 31, 1997, 1996 and 1995.
    If the annual health care cost trend rate were increased by 1%, the accumulated postretirement benefit obligation would have increased by 9% as of December 31, 1997 and 14% as of December 31, 1996 and 1995. The effect of this change on the aggregate of service and interest costs would be an increase of 14% for 1997, 11% for 1996 and 15% for 1995.

NOTE 9.  COMMON AND PREFERRED STOCK

The Corporation's authorized capital stock consists of (i) 10 million shares of Preferred Stock and 25 million shares of Junior Preferred Stock, of which no shares were issued at December 31, 1997, and (ii) 400 million shares of Georgia-Pacific Group common stock and 250 million shares of The Timber Company common stock. The Georgia-Pacific Group common stock has a par value of $.80 per share and 92,249,000 shares were issued as of December 31, 1997. The Timber Company common stock has a par value of $.80 per share and 92,607,000 shares were issued as of December 31, 1997.
    At December 31, 1997, the following authorized shares of common stock were reserved for issue:

Georgia-Pacific Group                         1997
--------------------------------------------------
1997 Long-Term Incentive Plan            4,500,000
1997 Employee Stock Purchase Plan        1,141,048
1995 Outside Directors Stock Plan          174,273
1995 Shareholder Value Incentive Plan    4,568,800
1994 Employee Stock Option Plan            302,650
1993 Employee Stock Option Plan             31,650
--------------------------------------------------
Common stock reserved                   10,718,421
==================================================


The Timber Company                            1997
--------------------------------------------------
1997 Long-Term Incentive Plan            2,300,000
1997 Employee Stock Purchase Plan        1,141,048
1995 Outside Directors Stock Plan          174,273
1995 Shareholder Value Incentive Plan    4,568,800
1994 Employee Stock Option Plan            302,650
1993 Employee Stock Option Plan             31,650
--------------------------------------------------
Common stock reserved                    8,518,421
==================================================



1997 LONG-TERM INCENTIVE PLANS. The shareholders have approved the Georgia-Pacific Group 1997 Long-Term Incentive Plan (the "Georgia-Pacific Group Plan") and the Timber Group 1997 Long-Term Incentive Plan ("The Timber Company Plan"). The Georgia-Pacific Group Plan authorizes grants of stock options, restricted stock and performance awards with respect to Georgia-Pacific Group stock. The Timber Company Plan authorizes grants of stock options, restricted stock and performance awards with respect to The Timber Company stock. The Corporation does not currently intend to grant awards under the Georgia-Pacific Group Plan to members of The Timber Company. However, certain officers and employees of the Corporation with responsibilities involving both the Georgia-Pacific Group and The Timber Company may be granted options, restricted stock or performance awards under both the Georgia-Pacific Group Plan and The Timber Company Plan in a manner that reflects their responsibilities. Initially 2,300,000 shares were reserved for issuance under The Timber Company Plan. Options totaling 1,010,600 were granted under The Timber Company Plan on December 17, 1997. These grants have a 10-year term and vest ratably over a four-year period. Initially 4,500,000 shares were reserved for issuance under the Georgia-Pacific Group Plan. No grants were made under the Georgia-Pacific Group Plan in 1997.

1990 LONG-TERM INCENTIVE PLAN. The Corporation initially reserved 4,000,000 shares of Existing Common Stock for issuance under the 1990 Long-Term Incentive Plan ("1990 Incentive Plan"), which expired March 9, 1995. Restricted stock was awarded to employees at no cost, based on increases in average market value of the Existing Common Stock. At the time restricted shares were awarded, the market value of the stock was added to common stock and additional paid-in capital and was deducted from shareholders' equity (long-term incentive plan deferred compensation). Long-term incentive plan deferred compensation is amortized over the vesting (restriction) period, generally five years, with adjustments made quarterly for market price fluctuations. At the time awarded shares become vested, the Corporation will pay on behalf of each participant a cash bonus in the amount of the estimated income tax liability to be incurred by the participant as a result of the award and cash bonus. Shares totaling 1,155,000 were awarded under the 1990 Incentive Plan, of which 682,520 shares were vested as of December 31, 1997.
    The Corporation recognized compensation expense of $15 million in 1997, $29 million in 1996 and $22 million in 1995 related to the 1990 Incentive Plan.
    As a result of the Letter Stock Recapitalization, each share of restricted stock held in the 1990 Incentive Plan was redesignated as Georgia-Pacific Group stock, and an equal number of restricted shares of The Timber Company stock were distributed. These shares will remain restricted until they vest under the terms of the 1990 Incentive Plan. The tax gross-up provided in the 1990 Incentive Plan will be calculated based on the aggregate market value of the two classes of shares distributed to an individual at such time.

EMPLOYEE STOCK PURCHASE PLANS. The Corporation's 1997 Employee Stock Purchase Plan ("1997 Purchase Plan") offered employees a right to subscribe for Existing Common Stock at a subscription price of $78.09 per share, representing 85% of the mean of the high and low prices of the Existing Common Stock on September 2, 1997. The subscription period for the 1997 Purchase Plan expired on November 14, 1997. A subscriber must purchase and pay for shares subscribed not later than November 30, 1999, but prior to the time that the subscriber's last contribution to the 1997 Purchase Plan is paid, the subscriber may obtain a refund of his/her payments plus interest at a rate of 6% per annum in lieu of stock. In conjunction with the Letter Stock Recapitalization, the terms of the subscription agreements were adjusted to allow subscribers, pursuant to the terms of the 1997 Purchase Plan, to purchase at the same subscription price a package consisting of one share of Georgia-Pacific Group stock and one share of The Timber Company stock in lieu of each share of Existing Common Stock for which he/she had originally subscribed.
    At December 31, 1997, the Corporation had 1,141,048 shares of Georgia-Pacific Group stock and 1,141,048 shares of The Timber Company stock reserved for issuance under the 1997 Purchase Plan. Approximately 8,300 subscribers remained in the 1997 Purchase Plan at December 31, 1997.
    Under the 1995 Employee Stock Purchase Plan (which expired on September 30,
1997), the Corporation issued 763,000 and 19,000 shares of Existing Common Stock in 1997 and 1996, respectively, at a subscription price of $73.84 per share.

OUTSIDE DIRECTORS STOCK PLAN. The Outside Directors Stock Plan (the "Directors Plan") provides for the issuance of shares of common stock to nonemployee directors on a restricted basis. Each nonemployee director was issued 482 restricted shares of Existing Common Stock in 1997 and 193 shares in 1996. As a result of the Letter Stock Recapitalization, each share of restricted stock held in the Directors Plan was redesignated as Georgia-Pacific Group stock, and an equal number of shares of The Timber Company stock (subject to the same restrictions as the original restricted shares) were distributed. Beginning in 1998, each director's annual grant will consist of a number of shares of Georgia-Pacific Group stock and of The Timber Company stock determined so that
(i) a substantially equal number of shares of Georgia-Pacific Group stock and The Timber Company stock will be granted in each year and (ii) the total market value of the shares granted in each year (based on the mean of the high and low prices of each stock on the date of grant) is $40,000 (subject to immaterial rounding differentials). The restrictions on the shares lapse at the time of death, retirement from the Board or disability.
    Effective May 6, 1997, accrual of additional retirement benefits under the Directors Retirement Program ceased, and the accrued benefits of each of the current nonemployee directors (the present value of which totaled $1,303,889 as of May 6, 1997) were converted into a grant of an equivalent number of shares of restricted stock under the Directors Plan. The total number of shares issued was 15,702.

EMPLOYEE STOCK OPTION PLANS. The 1995 Shareholder Value Incentive Plan ("SVIP") provides for the granting of stock options having a term of either 5 1/2 or 10 years to officers and key employees. Under the amended and restated SVIP, no further grants may be made under that plan. Options having a term of 10 years become exercisable in 9 1U2 years unless certain performance targets tied to the Corporation's common stock performance are met, in which case the holder could exercise such options after 3, 4 or 5 years from the grant date. Options having a term of 5 1/2 years may be exercised only if such performance targets are met in the third, fourth or fifth year after such grant date. At the time options are exercised, the exercise price is payable in cash or by surrender of shares of common stock already owned by the optionee.
    The 1994 Employee Stock Option Plan ("1994 Option Plan") provided for the granting of stock options to certain nonofficer key employees. There are also options outstanding under the 1993 Employee Stock Option Plan ("1993 Option Plan").
    Following the Letter Stock Recapitalization, each outstanding stock option under the SVIP, 1994 Option Plan and 1993 Option Plan was converted into separately exercisable options to acquire a number of shares of Georgia-Pacific Group stock and The Timber Company stock, each of which equaled the number of shares of Existing Common Stock specified in the original option. The exercise prices for the resulting Georgia-Pacific Group stock options and The Timber Company stock options were calculated by multiplying the exercise price under the original option from which they were converted by a fraction, the numerator of which is the average of the high and low price of Georgia-Pacific Group stock or The Timber Company stock, as the case may be, on December 17, 1997 and the denominator of which is the sum of such Georgia-Pacific Group and The Timber Company stock prices. This was intended to ensure that the aggregate intrinsic value of the options was preserved and the ratio of the exercise price per option to the market value per share was not reduced. In addition, the vesting provisions and option periods of the original grants remained the same following such conversion.
    Additional information relating to the Corporation's existing employee stock option plans is as follows:


              Period ended December 16,     Year ended December 31
                                  1997*           1996           1995
-------------------------------------------------------
                                  Georgia-Pacific Corporation
-------------------------------------------------------
                                Weighted       Weighted       Weighted
                                average        average        average
                                exercise       exercise       exercise
                          Shares  price  Shares  price  Shares  price
-------------------------------------------------------
Options outstanding
 at January 1          4,158,500  $74.53 2,217,000 $75.61 1,646,000 $66.77
Options granted        1,746,000   74.25 2,150,500  72.63 1,223,200  80.50
Options exercised/
 surrendered           (514,950)   69.94 (117,400)  57.15 (619,000)  61.63
Options cancelled      (486,150)   75.05  (91,600)  75.45  (33,200)  77.64
-------------------------------------------------------
Options outstanding
 at period end         4,903,400  $74.93 4,158,500 $74.53 2,217,000 $75.61
Options available
 for grant at
 period end            3,531,200         4,811,000        6,895,000
-------------------------------------------------------
Total reserved shares  8,434,600         8,969,500        9,112,000
=======================================================
Options exercisable
 at period end           334,600           869,000        1,012,000
=======================================================
Option prices per share:
 Granted                     $74        $73-$77            $81
 Exercised/surrendered   $59-$75        $39-$75        $39-$75
 Cancelled               $59-$81        $39-$81        $39-$81
=======================================================



*All shares and prices reflect the Corporation's Existing Common Stock through December 16, 1997.

                              Year ended December 31
                                 1997          1997
-------------------------------------------------------
                     Georgia-Pacific Group  The Timber Company
-------------------------------------------------------
                                Weighted       Weighted
                                average        average
                                exercise       exercise
                          Shares  price  Shares  price
-------------------------------------------------------
Options outstanding
 at December 17        4,903,400  $53.32 4,903,400 $21.61
Options granted                -      -  1,010,600  25.13
Options exercised
 surrendered               (300)   41.99    (300)   17.01
Options cancelled              -      -        -       -
-------------------------------------------------------
Options outstanding
 at December 31        4,903,100  $53.32 5,913,700 $22.21
Options available
 for grant at
 December 31           4,500,000         1,289,400
-------------------------------------------------------
Total reserved shares  9,403,100         7,203,100
=======================================================
Options exercisable
 at December 31          334,300  $52.33   334,300  $21.20
Average remaining life of
  options outstanding   one year          one year
Option prices per share
 (December 17
  through December 31):
   Granted                    $-            $25
   Exercised/surrendered     $42            $17
   Outstanding           $42-$57        $17-$25
=======================================================





SHAREHOLDER RIGHTS PLAN. On December 16, 1997, shareholders approved an amended and restated Shareholder Rights Plan (the "Rights Agreement") pursuant to which preferred stock purchase rights (the "Rights") are issued on each share of Georgia-Pacific Group stock (a "Georgia-Pacific Group Right") which will entitle the holders thereof to purchase shares of Series B Junior Preferred Stock under the conditions specified in the Rights Agreement, and on each share of The Timber Company stock (a "Timber Company Right") which will entitle the holders thereof to purchase shares of Series C Junior Preferred Stock under the conditions specified in the Rights Agreement.
    The Rights will expire on December 31, 2007, unless earlier redeemed by the Corporation or extended. The Rights would be exercisable only if a person or group acquires 15% or more of the total voting rights of all then outstanding shares of common stock of the Corporation or commences a tender offer that would result in such person or group beneficially owning 15% or more of the total voting rights of all then outstanding shares of common stock of the Corporation. In such event, each Right would entitle the holder to purchase from the Corporation (i) in the case of a Georgia-Pacific Group Right, one one-hundredth of a share of Series B Junior Preferred Stock (a "Series B Unit") at a purchase price of $350 (the "Series B Unit Purchase Price"), subject to adjustment, and
(ii) in the case of a Timber Company Right, one one-hundredth of a share of Series C Junior Preferred Stock (a "Series C Unit") at a purchase price of $100 (the "Series C Unit Purchase Price"), subject to adjustment.
    Thereafter, in the event one of several specified events (generally involving transactions by an acquirer in the Corporation's common stock or a business combination involving the Corporation) occurs, each Georgia-Pacific Group Right and each Timber Company Right will entitle its holder to purchase, for the Series B Unit Purchase Price and the Series C Unit Purchase Price, respectively, a number of shares of common stock of such entity or purchaser with a market value equal to twice the applicable purchase price. Because of the nature of the dividend, liquidation and voting rights of each class of Junior Preferred Stock related to the Rights, the economic value of one Series B Unit and one Series C Unit should approximate the economic value of one share of Georgia-Pacific Group stock and one share of The Timber Company stock, respectively.

CAPITAL STOCK. During the year ended December 31, 1997, the Corporation purchased 358,400 shares of Georgia-Pacific Group stock at an aggregate purchase price of $22 million on the open market. The resolution of the Board authorizing such repurchases provided that none would be made as long as the total debt of the Corporation exceeded $5.5 billion.
    In January 1998, the Board increased the share repurchase threshold to allow purchases of Georgia-Pacific Group stock so long as the Group's total debt remains below $4.75 billion and the Corporation's total debt is below $5.75 billion. Repurchases of The Timber Company stock may be made so long as The Timber Company's debt remains below $1 billion and the Corporation's debt remains below $5.75 billion.

OTHER. The Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996. The Corporation has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25 and disclose pro forma effects of the plans on net income and earnings per share as provided by SFAS No. 123. Accordingly, no compensation cost has been recognized for the SVIP, the Georgia-Pacific Group Plan, The Timber Company Plan or the Employee Stock Purchase Plans. Had compensation cost for these plans been determined based on the fair value at the grant dates in 1997, 1996 or 1995 under the plan consistent with the method of SFAS No. 123, the pro forma net income and earnings per share would have been as follows:


                                 Year ended December 31,
(In millions, except
 per share amounts)        1997               1996              1995
--------------------------------------------------
                      Net     Income       Net    Income     Net     Income
                     income   (loss)      Income  (loss)     Income  (loss)
                     (loss)   per share*  (loss)  per share* (loss)  per share*
--------------------------------------------------
Georgia-Pacific Corporation
As reported            $    69            $  156   $ 1.72    $ 1,018  $11.29
Pro forma              $    62            $  144   $ 1.59    $ 1,014  $11.24
Georgia-Pacific Group
As reported            $  (146)  $(1.60)  $   29             $   921
Pro forma              $  (153)  $(1.68)  $   17             $   917
The Timber Company
As reported            $   215   $ 2.35   $  127             $    97
Pro forma              $   215   $ 2.35   $  127             $    97
--------------------------------------------------



*Represents basic earnings per share. Pro forma diluted income (loss) per share was $(1.68) and $2.33 in 1997 for the Georgia-
Pacific Group and The Timber Company, respectively, and $1.58 and $11.13 for the Corporation in 1996 and 1995, respectively.

    The fair-value-based method of accounting for stock-based compensation plans under SFAS No. 123 recognizes the value of options granted as compensation cost over the option's vesting period and has not been applied to options granted prior to January 1, 1995.
Accordingly, the resulting pro forma compensation cost is not representative of what compensation cost will be in future years.
    Following are the weighted average assumptions used in connection with the Black-Scholes option pricing model to estimate the fair value of options granted in 1997, 1996 and 1995:



                                    Year ended December 31,
                                      1997    1996             1995
                            Options  ESPP*  Options Options   ESPP*
-------------------------------------------------------------
Georgia-Pacific Corporation
Risk-free interest rate                       5.7%   7.4%    5.7%
Expected dividend yield                       2.0%   1.6%    2.0%
Expected life                             10 years 10 years 2 years
Expected volatility                            .30    .30     .23
Option forfeiture rate                          3%     3%     28%
-------------------------------------------------------------
Georgia-Pacific Group
Risk-free interest rate        6.6%   5.8%    5.7%   7.4%    5.7%
Expected dividend yield        2.7%   2.3%    2.0%   1.6%    2.0%
Expected life              10 years 2 years 10 years 10 years 2 years
Expected volatility             .30    .37     .30    .30     .23
Option forfeiture rate           3%    28%      3%     3%     28%
-------------------------------------------------------------
The Timber Company
Risk-free interest rate        6.4%   5.8%    5.7%   7.4%    5.7%
Expected dividend yield        3.2%   2.3%    2.0%   1.6%    2.0%
Expected life              10 years 2 years 10 years 10 years 2 years
Expected volatility             .27    .29     .30    .30     .23
Option forfeiture rate           3%    28%      3%     3%     28%
-------------------------------------------------------------


*Employee Stock Purchase Plans.

    The weighted average grant date fair value per share, including modifications, of Georgia-Pacific Group options and The Timber
Company options granted during the year using the Black-Scholes option pricing model was $23.74 and $7.54, $18.98 and $6.42, and
$26.53 and $8.98 for 1997, 1996 and 1995, respectively. The weighted average grant date fair value per share of shares subscribed under the 1997 and 1995 Employee Stock Purchase Plans was $17.69 and $6.52, and $18.48 and $6.81, for the Georgia-Pacific Group and The Timber Company, respectively. The total pro forma compensation cost calculated under SFAS No. 123 was allocated between the Georgia-Pacific Group and The Timber Company based on the number of employees in each group for periods prior to December 17, 1997.
Management believes that this method of allocation is equitable and provides a reasonable estimate of the costs attributable to each group.


NOTE 10.  COMMITMENTS AND CONTINGENCIES
The Corporation is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Corporation faces exposure from actual or potential claims and legal proceedings involving environmental matters.
Liability insurance in effect during the last several years provides only very limited coverage for environmental matters.
    The Corporation is involved in environmental remediation activities at approximately 208 sites, both owned by the Corporation and owned by others, where it has been notified that it is or may be a potentially responsible party under the Comprehensive
Environmental Response, Compensation and Liability Act or similar state "superfund" laws. Of the known sites in which it is involved, the Corporation estimates that approximately 28% are being investigated, approximately 43% are being remediated and approximately 29% are being monitored (an activity that occurs after either site investigation or remediation has been completed).
The ultimate costs to the Corporation for the investigation, remediation and monitoring of many of these sites cannot be predicted with certainty, due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups, the evolving nature of cleanup technologies and government regulations, and the inability to determine the Corporation's share of multiparty cleanups or the extent to which contribution will be available from other parties. The Corporation has established reserves for environmental remediation costs for these sites in amounts that it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the cleanup of hazardous substances, the Corporation believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $53 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Corporation among the range of reasonably possible outcomes were used. In estimating both its current reserve for environmental remediation and the possible range of additional costs, the Corporation has not assumed it will bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on the parties' financial condition and probable contribution on a per site basis.
    The Corporation and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by the Corporation. In many cases, the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure.
    The Corporation generally resolves asbestos cases by voluntary dismissal or settlement for amounts it considers reasonable given the facts and circumstances of each case. The amounts it has paid to defend and settle these cases to date have been substantially covered by product liability insurance. The Corporation is currently defending claims of approximately 59,000 such plaintiffs and anticipates that additional suits will be filed against it over the next several years. The Corporation has insurance available in amounts that it believes are adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Corporation has further insurance coverage available for the disposition of suits that may be filed against it in the future, but there can be no assurance that the amounts of such insurance will be adequate to cover all future claims. The Corporation has established reserves for liabilities and legal defense costs it believes are probable and reasonably estimable with respect to pending suits and claims and a receivable for expected insurance recoveries.
    The Corporation has been defending an action in Alabama state court brought to recover damages on behalf of a class of all persons currently owning structures in the United States on which allegedly defective hardboard siding manufactured by the Corporation after January 1, 1980 has been installed. On January 9, 1998, the court approved a settlement pursuant to which the Corporation will establish a procedure for resolving product warranty claims on certain of the Corporation's hardboard siding products, and will pay $3 million in legal fees to plaintiffs' counsel, plus expenses not to exceed $200,000. In addition, plaintiffs' counsel will be entitled to additional fees based upon a percentage of claims paid by the Corporation. The Corporation has previously established financial reserves it believes to be adequate to pay eligible claims and legal fees. However, the volume and timing of actual claims, which under the settlement may be filed through August 1998, could cause claims to exceed established reserves.
    In May 1997, the Corporation and nine other companies were named as defendants in a class action suit alleging that they engaged in a conspiracy to fix the prices of sanitary commercial paper products, such as towels and napkins, in violation of federal and state laws. Approximately 45 similar suits have been filed in federal courts in California, Florida, Georgia and Wisconsin, and in the state courts of California, Wisconsin and Tennessee. On October 15, 1997, the Federal Judicial Panel on Multi-District
Litigation consolidated all federal court cases in the federal district court in Gainesville, Florida. The Corporation has denied that it has engaged in any of the illegal conduct alleged in these cases and intends to defend itself vigorously.
    Although the ultimate outcome of these environmental matters and legal proceedings cannot be determined with certainty, based on presently available information management believes that adequate reserves have been established for probable losses with respect thereto. Management further believes that the ultimate outcome of such environmental matters and legal proceedings could be material to operating results in any given quarter or year but will not have a material adverse effect on the long-term results of operations, liquidity or consolidated financial position of the Corporation.


NOTE 11.  RELATED PARTY TRANSACTIONS
For all periods in which the separate accompanying combined statements of income of the groups are presented, timber has been transferred from the Corporation's timberlands at prices intended to reflect fair market prices based on prices paid by independent purchasers and sellers for similar kinds of timber.
    The Timber Company and the Georgia-Pacific Group have negotiated an operating policy governing future sales of timber and wood fiber by The Timber Company to the Georgia-Pacific Group with an initial term of three years. Under this policy, the Georgia-Pacific
Group will be required to purchase in the years 1998-2000, on a take-or-pay basis, 60% of the volume of timber and wood fiber harvested annually from The Timber Company's Southern forests. In 1998, the
 Georgia-Pacific Group has a right of first refusal to purchase up to 90% of The Timber Company's total annual harvest from each forest (which amount includes the 60% take-or-pay amount described above). In 1999 and 2000, the volume subject to this right of first refusal will decrease to 80%, and the Georgia-Pacific
Group must exercise its right not later than October 15 of the preceding year. For 1998, the Georgia-Pacific Group has agreed to purchase 83% of The Timber Company's total annual harvest. All quantities of timber and wood fiber committed under the take-or-pay arrangement described above, and all quantities as to which the Georgia-Pacific Group exercises its right of first refusal for a particular year, will be sold at market prices determined quarterly. Such prices are intended to approximate prices negotiated between unaffiliated third parties in the open market and will be based upon (i)
 an average of the actual prices received by The
Timber Company during the immediately preceding quarter for sales made by it to third parties, and prices paid by the Georgia-
Pacific Group for purchases made by it from third parties, in the same forest region, of timber and wood fiber of the same species, grade and size, and (ii) the benefit to the Georgia-Pacific Group of having access to a committed quantity of high-quality timber and wood fiber in close proximity to its mills and plants.
    All quantities of timber and wood fiber harvested each year by The Timber Company and not committed to the Georgia-Pacific Group as described above may be sold by The Timber Company to any purchaser, including the Georgia-Pacific Group. In such case, the Georgia-Pacific Group may purchase such timber at negotiated prices or at prices determined in competitive bidding. Sales to the Georgia-Pacific Group and third parties will generally be made on a stumpage basis, except that sales in the Western region and of thinnings and selective harvests by The Timber Company may be made on a delivered basis.
    This policy is intended to ensure that the Georgia-Pacific Group will be able to purchase from The Timber Company specified amounts of timber and wood fiber, while ensuring that The Timber Company, beginning in 1999, will be able to sell at least 20% of its annual harvest on the open market. This policy will remain in effect through 2000. If neither party gives written notice to the other of its desire to renegotiate or terminate the policy by October 15, 1998, the policy will automatically be extended through 2001 and thereafter will be extended for an additional year on each January 1 until any such notice of renegotiation or termination is received. As a result, the policy in effect has a two-year termination clause to allow both the Georgia-Pacific Group and The
Timber Company time to find other sellers and purchasers, respectively, of timber and wood fiber.
    The Corporation is a 50% partner in a joint venture ("GA-MET") with Metropolitan Life Insurance Company ("Metropolitan"). GA-MET
owns and operates the Corporation's main office building in Atlanta, Georgia.
 The Corporation accounts for its investment in GA-MET under the equity method.
    At December 31, 1997, GA-MET had an outstanding mortgage loan payable to Metropolitan in the amount of $150 million. The note bears interest at 9 1/2%, requires monthly payments of principal and interest through 2011, and is secured by the land and building owned by the joint venture. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Corporation with respect to this guarantee is considered remote.


NOTE 12.  UNAUDITED SELECTED QUARTERLY FINANCIAL DATA


                                First Quarter Second Quarter
                                ----------------------------
(In millions, except
 per share amounts)            1997    1996    1997     1996
------------------------------------------------------------
Net sales                    $3,145  $3,053  $3,326  $ 3,324
Gross profit (net sales minus
 cost of sales)                 669     769     690      810
Income (loss) before extraordinary
 item nd accounting change       90      50      27       10
------------------------------------------------------------
Net income (loss)                90      50      27        5
=======================================================
Georgia-Pacific Corporation
  Dividends declared per
    share                    $  .50  $  .50  $  .50  $   .50
  Basic per share:
    Income before extraordinary
      item                      .99     .55     .30      .11
------------------------------------------------------------
    Net income                  .99     .55     .30      .06
------------------------------------------------------------
  Diluted per share:
    Income before extraordinary
      item                      .99     .55     .29      .11
------------------------------------------------------------
   Net income                   .99     .55     .29      .06
=======================================================
Georgia-Pacific Group
  Dividends declared per
    share
  Basic and diluted per share:
    Income (loss) before cumulative
      effect of accounting change
------------------------------------------------------------
    Net income (loss)
=======================================================
The Timber Company
  Dividends declared per
    share
  Basic and diluted per share:
------------------------------------------------------------
    Net income
=======================================================
Price range of common stock
  Georgia-Pacific Corporation
    (through December 16, 1997)
       High                  $78.75  $75.25  $90.25  $ 78.50
       Low                    71.00   63.00   70.50    67.63
Georgia-Pacific Group
    (December 17 - December 31, 1997)
       High
       Low
The Timber Company
    (December 17 - December 31, 1997)
       High
       Low
=======================================================




                               Third Quarter  Fourth Quarter
------------------------------------------------------------
(In millions, except
 per share amounts)            1997    1996    1997     1996
------------------------------------------------------------

Net sales                    $3,373  $3,451  $3,250  $ 3,196
Gross profit (net sales minus
 cost of sales)                 794     808     557      704
Income (loss) before extraordinary
 item and accounting change      86      99    (74)        2
------------------------------------------------------------
Net income (loss)                86      99   (134)        2
=======================================================
Georgia-Pacific Corporation
  Dividends declared per
    share                    $  .50  $  .50          $   .50
  Basic per share:
    Income before extraordinary
      item                      .94    1.09              .02
------------------------------------------------------------
    Net income                  .94    1.09              .02
 ------------------------------------------------------------
 Diluted per share:
    Income before extraordinary
      item                      .94    1.09              .02
------------------------------------------------------------
    Net income                  .94    1.09              .02
=======================================================
Georgia-Pacific Group
  Dividends declared per
    share                                       .25
  Basic and diluted per share:
    Income (loss) before cumulative
      effect of accounting change            (1.13)
------------------------------------------------------------
    Net income (loss)                        (1.78)
=======================================================
The Timber Company
  Dividends declared per
    share                                       .25
  Basic and diluted per share:
------------------------------------------------------------
    Net income                                  .33
=======================================================
Price range of common stock
  Georgia-Pacific Corporation
    (through December 16, 1997)
       High                  $105.13 $79.75  $108.56 $ 81.00
       Low                     85.63   69.75   81.50   69.25
Georgia-Pacific Group
    (December 17 - December 31, 1997)
       High                                    64.00
       Low                                     59.00
The Timber Company
    (December 17 - December 31, 1997)
       High                                    25.88
       Low                                     22.50
=======================================================



SELECTED FINANCIAL DATA - OPERATIONS
Georgia-Pacific Corporation and Subsidiaries

CASH DIVIDENDS TO EARNINGS
Cash dividends declared divided by net income (loss).

EARNINGS TO INTEREST
Income (loss) before income taxes, extraordinary items and accounting changes plus interest expense divided by total interest cost (interest expense plus capitalized interest). In the 1997, 1996, 1995, 1994, 1993, 1992, 1991 and 1990
calculations, respectively, the $19 million, $20 million, $37 million, $33 million, $29 million, $35 million, $59 million and $48 million cost of the accounts receivable sale program was included in interest expense.

CASH FLOW TO INTEREST
Cash provided by operations plus interest expense divided by total interest cost (interest expense plus capitalized interest). In the 1995, 1993, 1991 and 1990 calculations, respectively, cash provided by operations excludes $(350) million, $(100) million, $(50) million and $850 million from the accounts receivable sale program. In the 1997, 1996, 1995, 1994, 1993, 1992, 1991 and 1990 calculations, respectively, the $19 million, $20 million, $37 million, $33 million, $29 million, $35 million, $59 million and $48 million cost of the accounts receivable sale program was included in interest expense.

EFFECTIVE INCOME TAX RATE
Provision (benefit) for income taxes divided by income (loss) before income taxes, extraordinary items and accounting changes.

SELECTED FINANCIAL DATA - OPERATIONS
Georgia-Pacific Corporation and Subsidiaries


                                  Year ended December 31
                          -------------------------------------
(Dollar amounts, except
 per share, and shares
 are in millions)              1997     1996     1995     1994
----------------------------------------------------------------
Operations
Net sales                  $13,094  $13,024   $14,313  $12,738
----------------------------------------------------------------
Costs and expenses
 Cost of sales, excluding
   depreciation and cost
   of timber harvested
   shown below              10,384    9,933     9,885    9,620
 Selling, general and
   administrative            1,180    1,399     1,373    1,204
 Depreciation and cost
   of timber harvested         958      937       926      913
 Interest                      465      459       432      486
 Other (income) loss         (128)        -         -     (57)
----------------------------------------------------------------
Total costs and expenses    12,859   12,728    12,616   12,166
----------------------------------------------------------------
Income (loss) before unusual items,
 income taxes, extraordinary
 items and accounting
 changes                       235      296     1,697      572
Unusual items                    -        -         -        -
Provision (benefit) for
 income taxes                  106      135       679      246
----------------------------------------------------------------
Income (loss) before extraordinary
 items and accounting
 changes                       129      161     1,018      326
Extraordinary items and
 accounting changes, net
 of taxes                     (60)      (5)         -     (16)
----------------------------------------------------------------
Net income (loss)          $    69  $   156   $ 1,018  $   310
================================================================
Cash provided by continuing
 operations**              $ 1,112  $ 1,213   $ 1,824  $ 1,009
================================================================
Other statistical data
Georgia-Pacific Corporation
Basic per share
 Income (loss) before extraordinary
  items and accounting
  changes                           $  1.78   $ 11.29  $  3.66
Extraordinary items and
 accounting changes,
 net of taxes                         (.06)         -    (.18)
----------------------------------------------------------------
 Net income (loss)                  $  1.72   $ 11.29  $  3.48
----------------------------------------------------------------
Diluted per share
 Income (loss) before extraordinary
  items and accounting
  changes                           $  1.77   $ 11.18  $  3.63
Extraordinary items and
 accounting changes,
 net of taxes                         (.06)         -    (.18)
----------------------------------------------------------------
 Net income (loss)                  $  1.71   $ 11.18  $  3.45
----------------------------------------------------------------
Georgia-Pacific Group
Net income (loss)          $ (146)
Basic and diluted
 per share
Income (loss)
 before extraordinary
 items and accounting
 changes                  $  (.94)
Extraordinary items and
  accounting change,
  net of taxes               (.66)
----------------------------------------------------------------
 Net income (loss)         $(1.60)
----------------------------------------------------------------
The Timber Company
Net income                 $   215
Basic per share,
 net income                $  2.35
Diluted per share,
 net income                $  2.33
================================================================
 Dividends declared per
  share                    $  2.00  $   2.00  $  1.90  $   1.60
Average shares of common
 stock outstanding
   Georgia-Pacific Corporation,
    basic                               90.6      90.2      89.1
   Georgia-Pacific Corporation,
    diluted                             91.2      91.1      89.7
   Georgia-Pacific Group,
    basic and diluted          91.4
   The Timber Company, basic   91.4
   The Timber Company, diluted 92.1
Cash dividends to earnings          100.0%+     17.0%    44.5%
Earnings to interest           1.5      1.6       4.4      2.1
Cash flow to interest          3.3      3.4       4.8      3.0
Effective income tax rate    45.1%    45.6%     40.0%    43.0%
================================================================



                                  Year ended December 31
                          -------------------------------------
(Dollar amounts, except per share,
 and shares
 are in millions)             1993     1992      1991     1990*
----------------------------------------------------------------
Operations
Net sales                  $12,287  $11,847   $11,524   $12,665
----------------------------------------------------------------
Costs and expenses
 Cost of sales, excluding
   depreciation and cost
   of timber harvested,
   shown below               9,495    9,238     9,054    9,612
 Selling, general and
   administrative            1,248    1,135     1,078      903
 Depreciation and cost
   of timber harvested         953      948       834      825
 Interest                      542      600       643      654
 Other (income) loss            26        -     (344)     (48)
----------------------------------------------------------------
Total costs and expenses    12,264   11,921    11,265   11,946
----------------------------------------------------------------
Income (loss) before unusual items,
 income taxes, extraordinary
 items and accounting
 changes                        23     (74)       259      719
Unusual items                    -        -         -        -
Provision (benefit) for
 income taxes                   41     (14)       293      354
----------------------------------------------------------------
Income (loss) before extraordinary
 items and accounting
 changes                      (18)     (60)      (34)      365
Extraordinary items and
 accounting changes, net
 of taxes                     (16)     (64)     (108)        -
----------------------------------------------------------------
Net income (loss)          $  (34)  $ (124)   $ (142)  $   365
================================================================
Cash provided by continuing
 operations**              $   685  $ 1,027   $   740  $ 1,349
================================================================
Other statistical data
Georgia-Pacific Corporation
Basic per share
 Income (loss) before extraordinary
  items and accounting
  changes                  $ (.21)  $  (.69)   $ (.40)  $  4.28
Extraordinary items and
  accounting changes,
  net of taxes               (.18)     (.74)    (1.25)       -
----------------------------------------------------------------
 Net income (loss)         $ (.39)  $ (1.43)   $(1.65)  $  4.28
----------------------------------------------------------------
Diluted per share
 Income (loss) before extraordinary
  items and accounting
  changes                  $ (.21)  $ (.69)   $ (.40)  $  4.26
Extraordinary items and
 accounting changes,
 net of taxes                (.18)     (.74)    (1.25)      -
----------------------------------------------------------------
 Net income (loss)         $ (.39)  $(1.43)   $(1.65)  $  4.26
----------------------------------------------------------------
Georgia-Pacific Group
Net income (loss)
Basic and diluted per share
 Income (loss) before extraodinary
  items and accounting changes
Extraordinary items and
  accounting changes, net of taxes
----------------------------------------------------------------
 Net income (loss)
----------------------------------------------------------------
The Timber Company
Net income
Basic per share, net income
Diluted per share, net income
================================================================
 Dividends declared
  per share               $  1.60  $   1.60  $  1.60  $   1.60
Average shares of common
 stock outstanding
   Georgia-Pacific
    Corporation, basic       87.7      86.4     85.8      85.3
   Georgia-Pacific
    Corporation, diluted     87.7      86.4     85.8      85.8
   Georgia-Pacific Group,
    basic and diluted
   The Timber Company, basic
   The Timber Company, diluted
Cash dividends to earnings   100%+    100%+     100%+    38.1%
Earnings to interest           1.0      0.9      1.4      2.0
Cash flow to interest          2.3      2.7      2.1      2.9
Effective income tax rate    100%+  (18.9)%     100%+    49.2%
================================================================




                                   Year ended December 31
                                ----------------------------
(Dollar amounts, except
 per share, and shares
 are in millions)                     1989     1988     1987
-------------------------------------------------------------
Operations
Net sales                           $10,171  $9,509  $ 8,603
-------------------------------------------------------------
Costs and expenses
 Cost of sales, excluding
   depreciation and cost
   of timber harvested
   shown below                       7,488    7,312    6,670
 Selling, general and
   administrative                      689      632      583
 Depreciation and cost
   of timber harvested                 647      590      494
 Interest                              260      197      124
 Other (income) loss                     -        -        -
-------------------------------------------------------------
Total costs and expenses             9,084    8,731    7,871
-------------------------------------------------------------
Income (loss) before unusual items,
 income taxes, extraordinary
 items and accounting
 changes                             1,087      778      732
Unusual items                            -        -       66
Provision (benefit) for
 income taxes                          426      311      340
-------------------------------------------------------------
Income (loss before extraordinary
 items and accounting
 changes                               661      467      458
Extraordinary items and
 accounting changes, net
 of taxes                                -        -        -
-------------------------------------------------------------
Net income (loss)                   $  661   $  467  $   458
=============================================================
Cash provided by continuing
 operations**                       $1,491   $1,005  $   888
=============================================================

Other statistical data
Georgia-Pacific Corporation
Basic per share
 Income (loss) before extraordinary
  items and accounting
  changes                           $ 7.42   $ 4.76  $  4.23
Extraordinary items and
  accounting changes, net of taxes       -        -        -
-------------------------------------------------------------
 Net income (loss)                  $ 7.42   $ 4.76  $  4.23
-------------------------------------------------------------
Diluted per share
 Income (loss before extraordinary
  items and accounting
  changes                           $ 7.37   $ 4.75  $  4.21
Extraordinary items and
  accounting changes, net of taxes       -        -        -
-------------------------------------------------------------
 Net income (loss)                  $ 7.37   $ 4.75  $  4.21
-------------------------------------------------------------
Georgia-Pacific Group
Net income (loss)
Basic and diluted per share
 Income (loss) before accounting
  change
Extraordniary items and
  accounting changes, net of taxes
----------------------------------------------------------------
 Net income (loss)
-------------------------------------------------------------
The Timber Company
Net income
Basic per share, net income
Diluted per share, net income
=============================================================
 Dividends declared per share       $ 1.45   $ 1.25  $  1.05
Average shares of common
 stock outstanding
   Georgia-Pacific
    Corporation, basic                 89.1     98.1     107.5
   Georgia-Pacific
    Corporation, diluted               89.7     98.4     108.5
   Georgia-Pacific Group,
    basic and diluted
   The Timber Company, basic
   The Timber Company, diluted
Cash dividends to earnings            19.7%    26.3%    25.1%
Earnings to interest                   5.0      4.4      6.9
Cash flow to interest                  6.4      5.5      7.6
Effective income tax rate             39.2%    40.0%    42.6%
============================================================



*The results of Great Northern Nekoosa Corporation and its subsidiaries have been included beginning on March 9, 1990.
**Excludes the accounts receivable sale program.


SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR
Georgia-Pacific Corporation and Subsidiaries

BOOK VALUE PER COMMON SHARE
Shareholders' equity divided by shares of common stock outstanding as of the end of the year.

TOTAL DEBT TO CAPITAL, BOOK BASIS
Total debt divided by the sum of total debt, deferred income taxes, other long-term liabilities and shareholders' equity as of the end of the year. Total debt includes bank overdrafts, commercial paper and short-term notes, current portion of long-term debt, long-term debt and accounts receivable sold.

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


SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR
Georgia-Pacific Corporation and Subsidiaries

                                    Year ended December 31
                              -----------------------------------
(Dollar amounts, except per share,
 and shares are in millions)      1997     1996     1995     1994
-----------------------------------------------------------------
Financial position, end of year
Current assets                  $2,916   $2,615   $2,595  $ 1,984
Timber and timberlands           1,193    1,337    1,374    1,363
Property, plant and
 equipment                       6,297    6,560    6,013    5,488
Goodwill                         1,599    1,658    1,714    1,773
Other assets                       945      648      639      256
-----------------------------------------------------------------
Total assets                    12,950   12,818   12,335   10,864
-----------------------------------------------------------------
Current liabilities              3,020    2,490    1,764    2,325
Long-term debt                   3,713    4,371    4,704    3,904
Other long-term liabilities      1,544    1,275    1,201      825
Deferred income taxes            1,199    1,161    1,147    1,190
-----------------------------------------------------------------
Total liabilities                9,476    9,297    8,816    8,244
-----------------------------------------------------------------
Shareholders' equity            $3,474   $3,521   $3,519  $ 2,620
-----------------------------------------------------------------
Working capital                 $(104)   $  125   $  831  $ (341)
-----------------------------------------------------------------
Other statistical data
Property, plant and equipment
 investments (including
 acquisitions)                  $  717   $1,422   $1,259  $   850
Proprty, plant and equipment
 investments (excluding
 acquisitions)                     717    1,059    1,259      850
Timber & timberlands purchases     182      142      244      211
-----------------------------------------------------------------
Georgia-Pacific Corporation
Per share (through
 December 16, 1997)
 Market price: High             108.56    81.00    95.75    79.00
               Low               70.50    63.00    65.75    56.75
               Period-end        85.13    72.00    68.63    71.50
 Book value                               38.52    38.54    28.95
Shares of stock outstanding at
  year-end                                 91.4     91.3     90.5
-----------------------------------------------------------------
Georgia-Pacific Group
Per share (December 17 through
 December 31, 1997)
 Market price: High              64.00
               Low               59.00
               Year-end          60.75
 Book value                      38.19
Shares of stock outstanding at
  year-end                        92.2
-----------------------------------------------------------------
The Timber Company
Per share (December 17 through
 December 31, 1997)
 Market price: High              25.88
               Low               22.50
               Year-end          22.69
 Book value                      (.53)
Shares of stock outstanding at
  year-end                        92.6
Total debt to capital,
 book basis                      47.2%    50.4%    49.3%    56.0%
Total debt to capital,
 market basis                             47.4%    47.2%    46.9%
Current ratio                      1.0      1.1      1.5       .9
=================================================================




                                    Year ended December 31
                              -----------------------------------
(Dollar amounts, except per share,
 and shares are in millions)      1993     1992     1991    1990*
-----------------------------------------------------------------
Financial position, end of year
Current assets                  $1,646   $1,607   $1,562  $ 1,766
Timber and timberlands           1,381    1,402    1,377    1,630
Property, plant and
 equipment                       5,448    5,831    5,567    6,341
Goodwill                         1,832    1,891    1,949    2,042
Other assets                       238      181      174      284
-----------------------------------------------------------------
Total assets                    10,545   10,912   10,629   12,063
-----------------------------------------------------------------
Current liabilities              2,064    2,452    2,722    2,535
Long-term debt                   4,157    4,019    3,743    5,218
Other long-term liabilities        827      731      633      407
Deferred income taxes            1,095    1,202      795      928
-----------------------------------------------------------------
Total liabilities                8,143    8,404    7,893    9,088
-----------------------------------------------------------------
Shareholders' equity            $2,402   $2,508   $2,736  $ 2,975
-----------------------------------------------------------------
Working capital                 $(418)   $(845)   $(1,160)$ (769)
-----------------------------------------------------------------
Other statistical data
Property, plant and equipment
 investments (including
 acquisitions)                  $  421   $  347   $  490  $ 3,320
Property, plant and equipment
 investments (excluding
 acquisitions)                     421      347      490      833
Timber & timberland purchases      235      196      148      595
-----------------------------------------------------------------
Georgia-Pacific Corporation
Per share (through December 16,
 1997)
 Market price: High              75.00    72.00    60.25    52.13
        Low                      55.00    48.25    36.25    25.38
        Period-end               68.75    62.38    53.63    37.25
 Book value                      26.60    28.47    31.30    34.31
Shares of stock outstanding at
  year-end                        90.3     88.1     87.4     86.7
-----------------------------------------------------------------
Georgia-Pacific Group
Per share (December 17
  through December 31)
   Market price: High
                 Low
                 Year-end
   Book value
Shares of stock outstanding at
  year-end
-----------------------------------------------------------------
The Timber Company
Per share (December 17
  through December 31)
   Market price: High
                 Low
                 Year-end
   Book value
Shares of stock outstanding at
  year-end
-----------------------------------------------------------------
Total debt to capital,
 book basis                      57.0%    57.0%    60.1%    63.6%
Total debt to capital,
 market basis                    48.0%    51.7%    57.2%    69.9%
Current ratio                       .8       .7       .6       .7
=================================================================




                                         Year ended December 31
                                        -------------------------
(Dollar amounts, except
 per share, and shares
 are in millions)                          1989     1988     1987
-----------------------------------------------------------------
Financial position, end of year
Current assets                           $1,829   $1,892  $ 1,729
Timber and timberlands, net               1,246    1,289      915
Property, plant and
 equipment, net                           3,691    3,723    3,048
Goodwill                                     91      101       92
Other assets                                202      113       90
-----------------------------------------------------------------
Total assets                              7,059    1,118    5,874
-----------------------------------------------------------------
Current liabilities                         924    1,013      996
Long-term debt                            2,336    2,514    1,298
Other long-term liabilities                 241      168      156
Deferred income taxes                       841      788      744
-----------------------------------------------------------------
Total liabilities                         4,342    4,483    3,194
-----------------------------------------------------------------
Shareholders' equity                     $2,717   $2,635  $ 2,680
-----------------------------------------------------------------
Working capital                          $  905   $  879  $   733
-----------------------------------------------------------------
Other statistical data
Property, plant and equipment
 investments (including
 acquisitions)                           $  453   $1,115  $   717
Property, plant and equipment
 investments (excluding
 acquisitions)                              447      697      532
Timber & timberland purchases               179      577      215
-----------------------------------------------------------------
Georgia-Pacific Corporation
Per share (through December 16, 1997)
 Market price:High                        62.00    42.88    52.75
        Low                               36.63    30.75    22.75
        Period-end                        48.50    36.88    34.50
 Book value                               31.35    27.79    25.59
Shares of stock outstanding at
  year-end                                 86.7     94.8    104.7
-----------------------------------------------------------------
Georgia-Pacific Group
Per share (December 17
  through December 31)
   Market price: High
                 Low
                 Year-end
   Book value
Shares of stock outstanding at
  year-end
-----------------------------------------------------------------
The Timber Company
Per share (December 17
  through December 31)
   Market price: High
        Low
        Year-end
   Book value
Shares of stock outstanding at
  year-end
-----------------------------------------------------------------
Total debt to capital,
 book basis                               40.1%    44.1%    31.4%
Total debt to capital,
 market basis                             37.7%    44.8%    31.2%
Current ratio                               2.0      1.9      1.7
=================================================================




* The financial position of Great Northern Nekoosa Corporation and its subsidiaries has been included beginning March 1990.


SALES AND OPERATING PROFITS BY INDUSTRY SEGMENT
Georgia-Pacific Corporation and Subsidiaries

                                Year ended December 31
                  ---------------------------------------------------
(In millions)          1997        1996          1995        1994
---------------------------------------------------------------------
Net sales
Building products(2)
 Wood panels      $ 2,529   19%$ 2,666   21% $2,962   21% $ 3,159  25%
 Lumber             2,510   19   2,398   18   2,251   16    2,556  20
 Gypsum products      748    6     613    5     349    2      320   3
 Chemicals            382    3     356    3     372    3      334   3
 Other              1,317   10   1,332   10   1,367    9    1,192   9
---------------------------------------------------------------------
                    7,486   57   7,365   57   7,301   51    7,561  60
---------------------------------------------------------------------
Pulp and paper
 Containerboard and
   packaging        2,110   16   2,293   17   2,797   20    2,185  17
 Communication
   papers           1,506   12   1,521   12   1,961   14    1,310  10
 Tissue               934    7     934    7     871    6      740   6
 Market pulp          863    7     738    6   1,220    8      772   6
 Paper distribution
   and envelopes        -    -       -    -       -    -       35   -
 Other                143    1     123    1     113    1       96   1
---------------------------------------------------------------------
                    5,556   43   5,609   43   6,962   49    5,138  40
---------------------------------------------------------------------
Other operations       52    -      50    -      50    -       39   -
---------------------------------------------------------------------
Continuing
 operations       $13,094  100% $13,024  100% $14,313 100% $12,738 100%
=====================================================================

Operating results(3, 4)
Building products $   677   78% $  516   56% $  669   29% $ 1,013  83%
Pulp and paper        174   20     390   43   1,611   71      204  17
Other operations       18    2       8    1      10    -       10   -
---------------------------------------------------------------------
Continuing
 operations       $   869  100%$   914  100% $2,290  100% $ 1,227 100%
=====================================================================




                                Year ended December 31
                  ---------------------------------------------------
(In millions)          1993        1992          1991       1990(1)
---------------------------------------------------------------------
Net sales
Building products(2)
 Wood panels      $ 2,913   24%$ 2,543   22% $2,097   18% $ 2,296  18%
 Lumber             2,672   22   2,055   17   1,819   16    1,966  16
 Gypsum products      236    2     216    2     222    2      270   2
 Chemicals            267    2     240    2     223    2      247   2
 Other                979    8   1,058    9   1,044    9    1,144   9
---------------------------------------------------------------------
                    7,067   58   6,112   52   5,405   47    5,923  47
---------------------------------------------------------------------
Pulp and paper
 Containerboard and
   packaging        1,902   15   2,001   17   2,008   17    2,440  19
 Communication
   papers           1,195   10   1,070    9   1,134   10    1,360  11
 Tissue               713    6     682    6     664    6      719   6
 Market pulp          579    5     681    6     645    6      779   6
 Paper distribution
   and envelopes      748    6   1,208   10   1,218   10    1,027   8
 Other                 51    -      69    -     420    4      377   3
---------------------------------------------------------------------
                    5,188   42   5,711   48   6,089   53    6,702  53
---------------------------------------------------------------------
Other operations       32    -      24    -      30    -       40   -
---------------------------------------------------------------------
Continuing
 operations       $12,287  100% $11,847  100% $11,524 100% $12,665 100%
=====================================================================

Operating results
 (3, 4)
Building products $   973  126%$   691  100% $  504   47% $   511  35%
Pulp and paper      (213)  (27)    (8)   (1)    546   51      939  64
Other operations       10    1       9    1      17    2       17   1
---------------------------------------------------------------------
Continuing
 operations       $   770  100%$   692  100% $1,067  100% $ 1,467 100%
=====================================================================




                            Year ended December 31
                     -----------------------------------
(In millions)          1989         1988         1987
---------------------------------------------------------
Net sales
Building products(2)
 Wood panels       $ 2,488  24% $ 2,442  26% $ 2,355  28%
 Lumber              2,109  21    2,134  22    2,002  23
 Gypsum products       299   3      305   3      361   4
 Chemicals             253   3      241   2      189   2
 Other                 939   9      907  10      848  10
---------------------------------------------------------
                     6,088  60    6,029  63    5,755  67
---------------------------------------------------------
Pulp and paper
 Containerboard and
   packaging         1,578  15    1,433  15    1,246  15
 Communication
   papers              983  10      796   8      621   7
 Tissue                679   7      590   6      539   6
 Market pulp           728   7      533   6      314   4
 Paper distribution
   and envelopes         -   -        -   -        -   -
 Other                  74   1       84   1       90   1
---------------------------------------------------------
                     4,042  40    3,436  36    2,810  33
---------------------------------------------------------
Other operations        41   -       44   1       38   -
---------------------------------------------------------
Continuing
 operations        $10,171 100% $ 9,509 100% $ 8,603 100%
=========================================================

Operating results
 (3, 4)
Building products  $   533  36% $   428  41% $   533  58%
Pulp and paper         917  63      616  58      383  41
Other operations        15   1       10   1       10   1
---------------------------------------------------------
Continuing
 operations        $ 1,465 100% $ 1,054 100% $   926 100%
=========================================================





(1) Sales and operating profits of Great Northern Nekoosa Corporation and its subsidiaries have been included beginning on March 9, 1990.
(2) Building products sales include products manufactured by the Corporation and products purchased and resold by the Corporation's distribution division. The Timber Company's operating results are included in `Building products.''
(3) Operating results are before general corporate expenses, interest, cost of accounts receivable sale program, income taxes, extraordinary items and accounting changes.
(4) Segment operating results included a net $48 million pretax gain in 1997, a net $117 million pretax expense in 1996, a net $70 million pretax expense in 1995, a net $57 million pretax gain in 1994, a net $26 million pretax loss in 1993, a net $344 million pretax gain in 1991 and a net $48 million pretax gain in 1990 primarily resulting from asset divestitures and restructuring charges. If these amounts had been excluded from segment operating profits, pulp and paper operating profits would have been $410 million in 1996, $171 million in 1994, $(187) million in 1993, $362 million in 1991 and $979 million in 1990;
building products operating profits would have been $629 million in 1997, $613 million in 1996, $739 million in 1995, $989 million in 1994, $344 million in 1991 and $423 million in 1990.


OPERATING STATISTICS
Georgia-Pacific Corporation and Subsidiaries

                                               Production
                   As of December 31, 1997
---------------------------------------------------------------
                     Number of   Annual
                    Facilities   Capacity   1997  1996  1995
-------------------------------------------------------------
Pulp and paper
Paper (t.tons)
 Containerboard and packaging
   Linerboard and medium     4  3,515     3,524 3,290  3,067
   Other paperboard          6    719       582   611    576
   Kraft paper               1    253       311   298    302
 Communication papers        7  2,223     2,164 2,114  2,114
 Tissue                      5    611       580   618    616
 Groundwood papers           -      -         -     -      -
Market pulp,
 shipments  (t.tons)         6  2,070     2,177 2,029  1,871
-------------------------------------------------------------
Total pulp and paper        29  9,391     9,338 8,960  8,546

Converting
 Corrugated
  packaging (t.tons)        36  2,721     2,175 2,408  2,373
 Tissue (t.tons)             6    637       621   581    574
 Other                      11
-------------------------------------------------------------
Total pulp, paper
 and converting             82
=============================================================

Building products
Wood panels
 Softwood plywood (3/8'')
   (m.sq.ft.)               16  5,299     5,507 5,383  5,337
 Oriented strand board
   (3/8'')(m.sq.ft.)         6  1,681     1,580 1,416  1,104
 Hardboard (1/8'')
   (m.sq.ft.)                8  1,372     1,154 1,266  1,296
 Particleboard (3/4'')
   (m.sq.ft.)                8  1,198     1,078 1,276  1,145
 Hardwood plywood (sm)
   (m.sq.ft.)                2    630       453   433    429
 Medium-density fiberboard
   (3/4'')(m.sq.ft.)         3    382       323   173     84
 Panelboard (1/8'')
   (m.sq.ft.)                1    373       269   271    343
 Softboard (1/2'')
   (m.sq.ft.)                1    250       217   221    221
Lumber (m.bd.ft.)           39  2,674     2,490 2,518  2,430
Gypsum board (m.sq.ft.)**   20  6,307     5,888 4,942  2,754
Roofing-shingles
   (t.squares)***            -      -         -     -      -
Formaldehyde (m.lbs.)       16  2,390     2,112 2,068  1,985
Thermosetting resins
   (m.lbs.)                 18  3,638     3,363 3,164  2,866
Other                       19
-------------------------------------------------------------
Total building products    157
-------------------------------------------------------------
Other operations             2
-------------------------------------------------------------
Total manufacturing        241
=============================================================
Distribution centers        73
=============================================================


Resources (as of December 31)
North American timberlands (t.acres)
 Owned                                    5,459 5,682  5,663
 Controlled                                 375   412    417
=============================================================




                                            Production
                                      1994  1993  1992  1991
-------------------------------------------------------------
Pulp and paper
Paper (t.tons)
 Containerboard and packaging
   Linerboard and medium            3,105 3,030 2,889  2,936
   Other paperboard                   614   567   526    522
   Kraft paper                        345   343   377    358
 Communication papers               2,064 2,119 2,002  1,994
 Tissue                               586   594   576    556
 Groundwood papers                      -     -     -    603
Market pulp,
 shipments  (t.tons)                1,977 1,940 1,829  1,793
-------------------------------------------------------------
Total pulp and paper                8,691 8,593 8,199  8,762
Converting
 Corrugated packaging
  (t.tons)                          2,327 2,065 1,917  1,816
 Tissue (t.tons)                      544   543   521    491
 Other
-------------------------------------------------------------
Total pulp, paper
 and converting
=============================================================
Building products
Wood panels
 Softwood plywood (3/8'')
   (m.sq.ft.)                       5,445 5,463 5,133  4,968
 Oriented strand board (3/8'')
   (m.sq.ft.)                       1,028 1,045 1,011    851
 Hardboard (1/8'')
   (m.sq.ft.)                       1,365 1,388 1,330  1,202
 Particleboard (3/4'')
   (m.sq.ft.)                       1,190 1,089   977    932
 Hardwood plywood (sm)
   (m.sq.ft.)                         448   477   458    424
 Medium-density fiberboard
   (3/4'')(m.sq.ft.)                   95    98    92     79
 Panelboard (1/8'')
   (m.sq.ft.)                         378   366   365    332
 Softboard (1/2'') (m.sq.ft.)         241   247   234    237
Lumber (m.bd.ft.)                   2,561 2,580 2,568  2,570
Gypsum board (m.sq.ft.)**           2,786 2,409 2,112  1,955
Roofing-shingles
   (t.squares)***                     959 7,274 7,447  7,775
Formaldehyde (m.lbs.)               2,006 1,809 1,614  1,540
Thermosetting resins (m.lbs.)       2,926 2,761 2,571  2,377
Other
-------------------------------------------------------------
Total building products
Other  operations
-------------------------------------------------------------
Total manufacturing
=============================================================
Distribution centers
=============================================================


Resources (as of December 31)
North American timberlands (t.acres)
 Owned                              5,732 5,821 5,942  5,969
 Controlled                           681   681   707    922
=============================================================



                                            Production
                                     1990*  1989  1988  1987
-------------------------------------------------------------
Pulp and paper
Paper (t.tons)
 Containerboard and packaging
   Linerboard and medium            3,139 1,419 1,297  1,318
   Other paperboard                   544   555   458    393
   Kraft paper                        354   350   356    348
 Communication papers               1,780 1,161   970    868
 Tissue                               553   519   511    490
 Groundwood papers                    531     -     -      -
Market pulp,
 shipments  (t.tons)                1,667 1,194   870    718
-------------------------------------------------------------
Total pulp and paper                8,568 5,198 4,462  4,135

Converting
 Corrugated packaging
  (t.tons)                          2,225 1,258 1,270  1,205
 Tissue (t.tons)                      497   467   462    446
 Other
-------------------------------------------------------------
Total pulp, paper
 and converting
=============================================================

Building products
Wood panels
 Softwood plywood (3/8'')
   (m.sq.ft.)                       5,395 5,341 5,545  5,050
 Oriented strand board
   (3/8'')(m.sq.ft.)                  969   873   793    652
 Hardboard (1/8'') (m.sq.ft.)       1,203 1,203 1,198  1,159
 Particleboard (3/4'')
   (m.sq.ft.)                         984 1,062 1,004    695
 Hardwood plywood (sm)
   (m.sq.ft.)                         437   420   456    357
 Medium-density fiberboard
   (3/4'')(m.sq.ft.)                   88    74    62     59
 Panelboard (1/8'')
   (m.sq.ft.)                         344   318   330    295
 Softboard (1/2'') (m.sq.ft.)         252   242   238    231
Lumber (m.bd.ft.)                   2,674 2,426 2,324  1,956
Gypsum board (m.sq.ft.)**           2,309 2,403 2,406  2,620
Roofing-shingles
   (t.squares)***                   7,674 8,106 7,155  6,976
Formaldehyde (m.lbs.)               1,547 1,454 1,394  1,309
Thermosetting resins (m.lbs.)       2,470 2,372 2,362  2,136
Other
-------------------------------------------------------------
Total building products
Other  operations
-------------------------------------------------------------
Total manufacturing
=============================================================
Distribution centers
=============================================================


Resources (as of December 31)
North American timberlands (t.acres)
 Owned                          8,203**** 5,430 5,480  4,910
 Controlled                     1,047****   670 1,010    670
=============================================================



sm = surface measure basis
t = thousands
m = millions

The Corporation has 233 manufacturing facilities in the United States and eight in Canada.
  * The production of Great Northern Nekoosa facilities has been included beginning on March 9, 1990.
 **   Domtar facilities production has been included beginning in April 1996.
***   Roofing operations were sold in February 1994.
**** Excludes 540,000 fee acres and 98,000 controlled acres of timberland sold in January 1991.

INVESTOR INFORMATION
Georgia-Pacific Corporation and Subsidiaries

CORPORATE HEADQUARTERS

Georgia-Pacific Corporation
Georgia-Pacific Center, 133 Peachtree Street, N.E.,
Atlanta, Georgia 30303

The Timber Company
Post Office Box 105210
Atlanta, Georgia 30303

STOCK EXCHANGES AND SYMBOLS
Georgia-Pacific Group common stock and The Timber Company common stock are listed on the New York Stock Exchange ("NYSE").
    The Corporation's NYSE symbol for Georgia-Pacific Group common stock is "GP"; the symbol for The Timber Comoany common stock is `TGP.''
    G-P options are traded on the Philadelphia Stock Exchange.

TRANSFER AGENT AND REGISTRAR
First Chicago Trust Company of New York
Post Office Box 2500
Jersey City, New Jersey 07303-2500
(800) 519-3111

SHAREHOLDER INFORMATION
   For shareholder information, contact the Transfer Agent and Registrar, First Chicago Trust Company of New York, at Post Office Box 2500, Jersey City, New Jersey 07303-2500, or telephone (800) 519-3111.
   Registered Georgia-Pacific Group and The Timber Company shareholders are eligible to participate in the Georgia-Pacific Group Dividend Reinvestment Plan and the Timber Group Dividend Reinvestment Plan, respectively. For information on the Plans, contact the Plans' agent, First Chicago Trust Company of New York, Post Office Box 2500, Jersey City, New Jersey 07303-2500, or by telephone at
(800) 414-6280.
   Number of shareholders of record at December 31, 1997: 39,550. Number of The Timber Company shareholders of record at December 31, 1997 is: 39,562

FINANCIAL INFORMATION
A copy of the Georgia-Pacific 1997 Annual Report to the Securities and Exchange Commission on Form 10-K will be supplied without charge. Annual statistical updates are also available. For current quarterly financial call (800) 340-2384. Copies of corporate news releases are available through fax-on-demand by telephoning (800) 758-5804, extension 357498. All other requests for financial information should be directed to: Investor Relations, Georgia-Pacific Corporation, P.O. Box 105605, Atlanta, Georgia 30348, or telephone (404) 652-5555. Information concerning the company can also be found on the Internet at http://www.gp.com.

Georgia-Pacific is an equal opportunity employer.


EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
GEORGIA-PACIFIC GROUP

The Georgia-Pacific Group (the "Group") consists of all of Georgia-Pacific Corporation's (the "Corporation") manufacturing mills and plants and its building products distribution business. These include 81 facilities in the United States and one in Canada manufacturing containerboard and packaging materials, communication papers, market pulp, tissue and other products; 150 facilities in the United States and seven in Canada that manufacture lumber, wood panels such as plywood, oriented strand board and industrial panels, gypsum products, chemicals and other products; and a distribution organization that operates a network of 73 sales centers, large distribution centers and smaller local distribution centers throughout the United States. The accompanying financial statements present the historical results of operations and financial condition of the operations that compose the Group. The results of operations of the Group have historically been, and are expected to continue to be, subject to highly cyclical earnings patterns.
    The Group also includes a procurement function that is responsible for purchasing timber and wood fiber for all of the Group's manufacturing facilities. Historically, approximately 25% of the Group's timber requirements have been supplied by the Corporation's own timberlands, which now constitute The Timber Company, and the remaining 75% have been supplied by unaffiliated third parties.
    As more fully described in Note 12 of the Notes to Combined Financial Statements, the Group and The Timber Company have negotiated an operating policy governing future sales of timber and wood fiber by The Timber Company to the Group.

1997 COMPARED WITH 1996
The Georgia-Pacific Group reported net sales of $13.0 billion and a net loss of $146 million for 1997, compared with net sales of $12.9 billion and net income of $29 million in 1996. The 1997 results included a pretax gain of $14 million from the sale of the Group's Martell, California, assets that included a sawmill and a particleboard plant, and a $60 million one-time, after-tax charge for an accounting change. The 1996 results included a net pretax charge of $39 million primarily related to a voluntary early retirement program, and a pretax gain of $39 million from the sale of two gypsum wallboard facilities. An extraordinary, after-tax loss of $5 million was recorded in 1996 for the early retirement of debt.
    In 1996, the Corporation set a goal of improving its annual pretax earnings by approximately $400 million through a three-year effort to reduce overhead costs and improve efficiencies throughout the Corporation. The Group has achieved about half of this cost reduction by eliminating work and the related salaried positions. The Georgia-Pacific Group also expects to realize significant efficiencies and cost savings from cost reduction efforts at its manufacturing facilities.
    Selling, general and administrative expense ("SG&A") was $1,137 million for 1997, compared with $1,354 million in 1996. The cost reduction is largely a result of a voluntary early retirement program initiated in 1996 and overhead reduction plans implemented in 1997.
    The Georgia-Pacific Group reported a pretax loss of $118 million and an income tax benefit of $32 million for the year ended December 31, 1997, compared with pretax income of $88 million and an income tax provision of $54 million for the year ended December 31, 1996. The effective tax rate used to calculate the provision for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.
    In November 1997, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force reached a consensus on Issue No. 97-13 ("EITF 97-13"), "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transformation." The Task Force consensus requires that the cost of business process reengineering activities, whether done internally or by third parties, be expensed as incurred. This applies when the business process reengineering activities are part of a project to acquire, develop or implement internal-use software. The adoption of EITF 97-13 resulted in a one-time, after-tax charge of $60 million in the 1997 fourth quarter.
    The remaining discussion refers to the "Selected Industry Segment Data" table below.

SELECTED INDUSTRY SEGMENT DATA

                                       Year ended December 31
In millions,                            ---------------------
except per share amounts)              1997      1996     1995
-------------------------------------------------------------
Net Sales
Building products                  $  7,375  $  7,260  $ 7,196
Pulp and paper                        5,556     5,609    6,962
Other                                    37        32       37
--------------------------------------------------------------
Total net sales                    $ 12,968  $ 12,901  $14,195
==============================================================
Operating Profits
Building products                  $    238  $    201  $   395
Pulp and paper                          174       390    1,611
Other                                    15         5        8
--------------------------------------------------------------
Total operating profits                 427       596    2,014
General corporate                     (164)     (154)    (156)
Interest expense                      (381)     (354)    (321)
(Provision) benefit
 for income taxes                        32      (54)    (616)
--------------------------------------------------------------
Income (loss) before
 extraordinary item and
 accounting change                     (86)        34      921
Extraordinary item,
 net of taxes                             -       (5)        -
Cumulative effect of
 accounting change,
 net of taxes                          (60)         -        -
--------------------------------------------------------------
Net income (loss)                   $ (146)  $     29  $   921
==============================================================


BUILDING PRODUCTS. The Georgia-Pacific Group's building products segment reported net sales of $7.4 billion and operating profits of $238 million for 1997, compared with net sales of $7.3 billion and operating profits of $201 million for 1996. The 1997 results included unusual charges of $32 million primarily related to asset write-downs, including closure of certain building products facilities, as well as information systems write-offs. The 1997 results also included $80 million in charges associated with the restructuring of the distribution business. The 1996 results included charges of $19 million primarily related to a voluntary early retirement program, a pretax gain of $39 million from the sale of two gypsum wallboard production facilities and $117 million of restructuring charges in the building products distribution division. Return on sales increased to 3.2% in 1997 from 2.8% a year ago. A 10% increase in lumber prices, combined with a 10% increase in gypsum prices, more than offset approximately 22% lower prices for oriented strand board and an increase in log costs.
    Although the average price the Group has paid for timber has been stable over the past three years, prices for softwood and hardwood sawtimber, which the Group uses to make lumber and plywood, have increased. The Group expects prices it pays for timber and wood fiber to increase in real terms over the foreseeable future. The Group expects that in 1998 lumber prices will decrease from 1997 levels.
    Operating losses for the Group's building products distribution division were $166 million for 1997, compared with losses of $207 million in 1996. The 1997 results included restructuring charges of $80 million, compared with restructuring charges of $117 million in 1996. Sales volumes were down 4% in 1997 compared with 1996.
    Beginning in 1995 the Group's building products distribution division began a restructuring program to change its organizational, logistical and information systems to improve customer service, increase sales and reduce costs. As part of this program, the division established two national sales centers and built a number of large distribution triads and smaller bulk distribution centers, while selling or closing a number of older distribution warehouses. The division invested approximately $400 million for the acquisition and construction of these new facilities (excluding proceeds from the sales of older facilities and other assets) through December 31, 1997. However, sales volumes for the division fell approximately 14% from the end of 1994 through the end of 1997, and it incurred sharply higher operating costs. As a result, the division incurred operating losses of $60 million, $207 million and $166 million in 1995, 1996 and 1997, respectively. These results included restructuring charges of $70 million, $117 million and $80 million in 1995, 1996 and 1997, respectively.
    In the fourth quarter of 1997 the distribution division finalized a further restructuring plan to aggressively reduce its costs, focus on meeting customer needs and return its business to profitability. As part of this plan, the division will dispose of its millwork fabrication facilities nationwide, and a number of distribution centers located in the Western United States. In the fourth quarter of 1997 the Corporation recorded a $70 million restructuring charge to provide for these actions. The distribution division is not expected to be profitable in 1998, although it expects its operating loss to be significantly smaller than in prior years. See Note 4 of the Notes to Combined Financial Statements for additional information.
    Selected financial and operating data for the building products distribution business are shown in the table below.

SELECTED DISTRIBUTION DIVISION DATA

                                       Year ended December 31
                                         ------------------
(In millions)                         1997     1996     1995
------------------------------------------------------------

Sales                                 $4,220  $4,407   $4,673
Operating loss                         (166)   (207)     (60)
Capital expenditures                      44     224      132
Depreciation                              48      45       23
------------------------------------------------------------

PULP AND PAPER. The Georgia-Pacific Group's pulp and paper segment reported net sales of $5.6 billion and operating profits of $174 million for 1997, compared with net sales of $5.6 billion and operating profits of $390 million for 1996. The 1997 results included unusual charges of $6 million for information systems write-offs. The 1996 results included unusual expenses of $20 million primarily related to the voluntary early retirement program referred to above. Return on sales decreased to 3.1% for 1997 compared with 7.0% in 1996, primarily as a result of substantially lower average prices for containerboard and packaging. Compared with 1996, average prices were approximately 17% lower for containerboard and approximately 12% lower for packaging. Average prices for the other major paper grades were approximately the same as the comparable amounts for 1996.
Prices for most of the Group's commodity paper products have been declining since the fourth quarter of 1995. Some strengthening of prices in communication papers and containerboard occurred in the fourth quarter of 1997, but at the same time the Asian financial crisis resulted in a sharp drop in export orders for pulp and a weakening in worldwide pulp prices. Historically, prices for all of the Group's paper products have been highly volatile, and it is expected this trend will continue.


LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES. The Georgia-Pacific Group generated cash from operations of $900 million during 1997. The Group's cash provided by operations in 1996 was $1,047 million. The reduction is due primarily to lower net income in 1997.

INVESTING ACTIVITIES. Property, plant and equipment investments during 1997 were $715 million, which included $440 million in the pulp and paper segment, $212 million in the building products segment and $63 million of general corporate investments (primarily information systems). Investments in 1996 totaled $1.1 billion. The Georgia-Pacific Group expects to invest approximately $750 million in 1998 without considering the cost of any acquisitions.
    During 1997, the Georgia-Pacific Group received $107 million of proceeds from sales of assets. This amount included $38 million of proceeds from the sale of its Martell, California, assets on March 31, 1997. These Martell assets included a sawmill and a particleboard plant. The Group also received proceeds of approximately $45 million from the sale of distribution facilities and equipment.
    In the second quarter of 1996, the Georgia-Pacific Group purchased for $363 million the U.S. and Canadian gypsum operations of Domtar Inc. As part of its agreement with the U.S. Department of Justice permitting the Domtar acquisition, during the third quarter of 1996 the Group sold its gypsum wallboard plants at Buchanan, New York, and Wilmington, Delaware, for approximately $60 million.
    During 1997, the Georgia-Pacific Group invested $80 million for pollution control and abatement. The Group's 1998 capital expenditure budget currently includes approximately $115 million for environmental-related projects. Certain other capital projects that are being undertaken for the primary reason of improving financial returns or safety will also include expenditures for pollution control.
    The U.S. Environmental Protection Agency (the "EPA") has announced that it will promulgate a set of technical provisions known as the "Cluster Rule" that will establish new requirements for air emissions and wastewater discharges from pulp and paper mills. The Georgia-Pacific Group estimates that capital expenditures up to approximately $550 million will be made over the next eight years in order to comply with the Cluster Rule's requirements. Of that total, about $300 million will be needed within three years of the date of promulgation of the Cluster Rule, which is expected to be in the first quarter of 1998. One of the main components of the Cluster Rule is that pulp and paper mills use only elemental chlorine free ("ECF") technology, which will require the complete substitution of chlorine dioxide for elemental chlorine in the pulp bleaching process. Approximately $165 million of the amounts required to be spent in the next three years will go toward ECF conversion at mills located in Ashdown, Arkansas; Crossett, Arkansas; Bellingham, Washington; Palatka, Florida; and Woodland, Maine. The bulk of the remaining $135 million to be spent within the next three years is for additional air emission controls at the Georgia-Pacific Group's pulp and paper facilities.

FINANCING ACTIVITIES. At December 31, 1997 and 1996, the Corporation's total debt was $5.5 billion and $5.9 billion, respectively. At December 31, 1997 and 1996, $4.5 billion and $4.6 billion, respectively, of such total debt was Georgia-Pacific Group's debt, and $971 million and $1.3 billion, respectively, was The Timber Company's debt. The debt of the Georgia-Pacific Group bears interest at a rate equal to the weighted average rate of the Corporation's total debt, calculated on a quarterly basis. The weighted average interest rate on the Corporation's total debt at December 31, 1997 was 7.8% including outstanding interest rate exchange agreements. In the future, the Georgia-Pacific Group's debt will increase or decrease by the amount of any cash provided by or used for its operating activities, investing activities, dividend payments, share repurchases or issuances and other (nondebt-related) financing activities. See
Note 1 of the Notes to Combined Financial Statements for further discussion of financial activities.
The amount of the Georgia-Pacific Group's debt and accounts receivable shown on the balance sheet at December 31, 1996 does not include $350 million of proceeds from the Group's accounts receivable sale program. That amount, although not reflected on the balance sheet, was considered part of the Georgia-Pacific Group's total debt at December 31, 1996, under the assumption that at the end of the program the proceeds will be replaced by debt. In the 1997 first quarter, the Georgia-Pacific Group adopted Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." As a result, the Georgia-Pacific Group's accounts receivable sale program is accounted for as a secured borrowing effective January 1, 1997. The $280 million of receivables outstanding under the program at December 31, 1997 and the corresponding debt are included as current receivables and short-term debt, respectively, on the Georgia-Pacific Group's balance sheet. The fees associated with the program are included in interest expense for all years.
    In conjunction with the sale of the Corporation's Martell, California, operations and timberlands in March 1997, the Corporation received notes receivable from the purchaser in the amount of $270 million. These notes are included in "Other assets" on the Georgia-Pacific Group's balance sheet at December 31, 1997. In April 1997, the Corporation monetized these notes receivable through the issuance of notes payable in a private placement. Proceeds from the notes receivable will be used to fund payments required for the notes payable, which are classified as "Other long-term liabilities" on the Georgia-Pacific Group's balance sheet.
At December 31, 1997, the Corporation had outstanding borrowings of $659 million under certain industrial revenue bonds. Approximately $16 million from the issuance of these bonds is being held by trustees and is restricted for the construction of certain Georgia-Pacific Group capital projects, and $15 million is held by trustees to refund a like amount of bonds maturing on January 2, 1998. Amounts held by trustees are classified as noncurrent assets on the accompanying balance sheets.
    The Corporation has a $1.5 billion unsecured revolving credit facility that is used for direct borrowings and as support for commercial paper and other short-term borrowings. As of December 31, 1997, $879 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
    The Corporation's senior management establishes parameters of the Corporation's financial risk. Hedging interest rate exposure through the use of swaps and options, and hedging foreign exchange exposure through the use of forward contracts, are specifically contemplated to manage risk in keeping with management policy. Derivative instruments such as swaps, forwards, options or futures, which are based directly or indirectly upon interest rates, currencies, equities and commodities, may be used by the Corporation to manage and reduce the risk inherent in price, currency and interest rate fluctuations.
    The Corporation does not utilize derivatives for speculative purposes. Derivatives are transaction-specific so that a specific debt instrument, contract or invoice determines the amount, maturity and other specifics of the hedge. Counterparty risk is limited to institutions with long-term debt ratings of A or better.
    The table below presents principal (or notional) amounts and related weighted average interest rates by year of expected maturity for the Corporation's debt obligations. For obligations with variable interest rates, the table sets forth payout amounts based on current rates and does not attempt to project future interest rates.


 (In millions)                        1998    1999   2000    2001
------------------------------------------------------------

Debt
Commercial paper and other
short-term notes                         -       -      -       -
Average interest rates                   -       -      -       -
Notes and debentures                 $ 817       -      -       -
Average interest rates                8.0%       -      -       -
Revenue bonds                        $  36   $   9  $  16   $   1
Average interest rates                4.3%    4.5%   4.4%    6.5%
Other loans                              -       -  $  13       -
Average interest rates                   -       -   7.9%       -
Accounts receivable sale program         -       -      -       -
Average interest rates                   -       -      -       -
Notional principal amount of
interest rate exchange
agreements                           $ 320   $  56  $ 100       -
Average interest rate paid
(fixed)                               9.4%    8.8%   8.4%       -
Average interest rate received
(variable)                            5.8%    5.7%   5.9%       -
------------------------------------------------------------



                                                            Fair value
                                                           December 31,
(In millions)                        2002 Thereafter Total    1997
------------------------------------------------------------

Debt
Commercial paper and other
short-term notes                         -   $ 621  $ 621   $ 621
Average interest rates                   -    6.4%   6.4%    6.4%
Notes and debentures                 $ 300   $2,600 $3,717  $4,055
Average interest rates               10.0%    8.7%   8.7%    8.7%
Revenue bonds                        $  75   $ 522  $ 659   $ 637
Average interest rates                5.0%    5.0%   4.9%    4.9%
Other loans                              -       -  $  13   $  13
Average interest rates                   -       -   7.9%    7.9%
Accounts receivable sale program         -   $ 280  $ 280   $ 280
Average interest rates                   -    6.1%   6.1%    6.1%
Notional principal amount of
interest rate exchange
agreements                               -       -  $ 476   $  10
Average interest rate paid
(fixed)                                  -       -   9.0%    9.0%
Average interest rate received
(variable)                               -       -   5.8%    5.8%
------------------------------------------------------------



The Corporation has the intent and ability to refinance commercial paper, other short-term notes and the accounts receivable sale program as they mature. Therefore, maturities of these obligations are reflected as cash flows expected to be made after 2002.


    At December 31, 1997, the Corporation had interest rate exchange agreements that effectively converted $476 million of floating rate obligations with a weighted average interest rate of 5.8% to fixed rate obligations with an average effective interest rate of approximately 9.0%. These agreements increased interest expense by $16 million, $17 million and $20 million for the three years ended December 31, 1997, 1996 and 1995, respectively. These agreements have a weighted average maturity of approximately 1.1 years. As of December 31, 1997, the Corporation's total floating rate debt exceeded related interest rate exchange agreements by $1.3 billion.
    The Corporation also enters into foreign currency exchange agreements, the amounts of which were not material to the financial position of the Group at December 31, 1997.
    As of December 31, 1997, the Corporation had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the Securities and Exchange Commission.
   The Corporation's Board of Directors (the "Board") has adopted a policy that earnings and cash flow generated from the businesses of the Georgia-Pacific Group or The Timber Company will be used only for reinvestment in the business of the group generating such earnings and related cash flows; for repayment of its debt; or for payment of dividends on, or the repurchase of shares of, the class of common stock reflecting such group's performance. Funds of one group will not be loaned to or otherwise invested in the business of the other group.
    In September 1997, the Board authorized management to make purchases of Georgia-Pacific Group stock on the open market or in private transactions so long as the Georgia-Pacific Group's total debt remains below $4.5 billion and the Corporation's total debt remains below $5.5 billion. Depending on operating and financial considerations, debt levels of the Corporation and the Georgia-Pacific Group may from time to time be above or below these thresholds.
    During the year ended December 31, 1997, the Corporation purchased 358,400 shares of Georgia-Pacific Group stock at an aggregate price of $22 million on the open market.
    In January 1998, the Board increased the share repurchase threshold to allow purchases of Georgia-Pacific Group stock so long as the Group's total debt remains below $4.75 billion and the Corporation's total debt remains below $5.75 billion. The increase reflects growth in the Group's total asset base since the original target was established.
    Subsequent to year-end 1997 through February 6, 1998, the Corporation purchased 268,000 shares of Georgia-Pacific Group stock at an aggregate price of $16 million on the open market.
    In 1998, the Georgia-Pacific Group expects its cash flow from operations, together with proceeds from any sales of assets and available financing sources, to be sufficient to fund planned capital investments, pay dividends and make scheduled debt repayments.

OTHER. The Georgia-Pacific Group employs approximately 46,000 people. The majority are members of unions. The Georgia-Pacific Group considers its relationship with its employees to be good. Forty union contracts are subject to negotiation and renewal in 1998, including four at large paper facilities.
    In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. The Georgia-Pacific Group adopted SFAS No. 128 in the 1997 fourth quarter. The per share amounts reported under SFAS No. 128 are not materially different from those calculated and presented under APB Opinion No. 15.
    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Georgia-Pacific Group will be required to adopt SFAS No. 130 in 1998.
    Also in June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 requires companies to determine reporting segments based on the manner in which management makes decisions about allocating resources to segments and measuring their performance. Disclosures for each segment are similar to those required under current standards, with the addition of certain quarterly disclosure requirements. SFAS No. 131 also requires entity-wide disclosure about the products and services an entity provides, the countries in which it holds material assets and reports material revenues, and its significant customers. The Georgia-Pacific Group will be required to adopt SFAS No. 131 in 1998; prior period information will be restated. Management is evaluating the effect of SFAS No. 131 on reported segment information.
    The Georgia-Pacific Group expects to incur significant costs during the next two years to address the impact of the so-called Year 2000 problem on its information systems. The Year 2000 problem, which is common to most businesses, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date-sensitive information on and beyond January 1, 2000. The Georgia-Pacific Group currently believes that it will be able to modify or replace its affected systems in time to minimize any detrimental effects on operations. The incremental costs of the Year 2000 project are estimated to be between $55 million and $145 million. These costs will be expensed as incurred, unless new software is purchased that will be capitalized in accordance with the Corporation's policy. Such costs may be material to the Group's results of operations in one or more fiscal quarters or years, but will not have a material adverse impact on the long-term results of operations, liquidity or financial position of the Georgia-Pacific Group.
    For a discussion of commitments and contingencies refer to Note 11 of the Notes to Combined Financial Statements.
Refer to the "Cautionary Statement for Purposes of the 'Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995" on page 36 of this annual report.
1996 COMPARED WITH 1995
The Georgia-Pacific Group reported net sales of $12.9 billion and net income of $29 million for 1996, compared with net sales of $14.2 billion and net income of $921 million in 1995. The 1996 results included net unusual pretax expenses of $117 million. The unusual items included charges of $39 million primarily related to a voluntary early retirement program, a pretax gain of $39 million from the sale of two gypsum wallboard facilities and $117 million of restructuring charges resulting from a project to change and improve certain processes in the Group's building products distribution division. Net income in 1996 also included an extraordinary, after-tax loss of $5 million for the early retirement of debt.
    Costs associated with the three-year program to reduce overhead costs and improve efficiencies throughout the Georgia-Pacific Group were $39 million in 1996. This amount included the cost of a voluntary early retirement program and severance expenses for the elimination of certain salaried positions. This net $39 million expense included expenses of $74 million in the first six months of 1996 primarily related to the accrual of additional retirement benefits, less income of $35 million in the second half of 1996 primarily resulting from a gain recognized upon the settlement of pension obligations to early retirees.
    The Georgia-Pacific Group reported income before income taxes of $88 million and a tax provision of $54 million for the year ended December 31, 1996, compared with pretax income of $1,537 million and an income tax provision of $616 million for the year ended December 31, 1995. The effective tax rate used to calculate the provision for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.

BUILDING PRODUCTS. The Georgia-Pacific Group's building products segment reported net sales of $7.3 billion and operating profits of $201 million for 1996, compared with net sales of $7.2 billion and operating profits of $395 million in 1995. The 1996 results included net unusual expenses of $97 million. The unusual items included charges of $19 million primarily related to a voluntary early retirement program, an unusual pretax gain of $39 million from the sale of two gypsum wallboard facilities and $117 million of restructuring charges in the building products distribution division, discussed above. Return on sales decreased to 2.8% in 1996 from 5.5% in 1995. Excluding unusual items, return on sales decreased to 4.1% in 1996 from 6.5% in 1995. A 9% increase in lumber prices combined with a 4% decrease in log costs, and increased gypsum volumes, were more than offset by approximately 16% lower prices for structural panels.
    Operating losses for the Georgia-Pacific Group's building products distribution division increased by $147 million from 1995. Lower operating margins accounted for most of the decline, while costs associated with the restructuring of the division increased to $117 million in 1996 compared with $70 million in 1995.
    Selected financial and operating data for the division are shown in the "Selected Distribution Division Data" table above.

PULP AND PAPER. The Georgia-Pacific Group's pulp and paper segment reported net sales of $5.6 billion and operating profits of $390 million for 1996, compared with net sales of $7.0 billion and operating profits of $1,611 million in 1995. The 1996 results included unusual expenses of $20 million primarily related to a voluntary early retirement program. Return on sales decreased to 7.0% in 1996 (7.3% excluding unusual expenses) compared with 23.1% in 1995, primarily as a result of substantially lower prices for most of the Group's pulp and paper products. Compared with 1995, prices were 45% lower for market pulp, 33% lower for containerboard and 24% lower for communication papers. Tissue prices improved approximately 6%.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of
Directors of Georgia-Pacific Corporation:

    We have audited the accompanying combined balance sheets of the Georgia-Pacific Corporation - Georgia-Pacific Group (as described in Note 1) as of December 31, 1997 and 1996 and the related combined statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Georgia-Pacific Corporation - Georgia-Pacific Group as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.
    As explained in Note 1 of the Notes to Combined Financial Statements, effective December 31, 1997, the Georgia-Pacific Group changed its method of accounting for business process reengineering costs incurred as part of a project to acquire, develop, or implement internal-use software.

Arthur Andersen LLP

Atlanta, Georgia
February 6, 1998


COMBINED STATEMENTS OF INCOME
Georgia-Pacific Corporation--Georgia-Pacific Group

                                       Year ended December 31
                                       ---------------------
(In millions, except per
 share amounts)                       1997     1996     1995
---------------------------------------------------------------
Net sales                           $12,968  $ 12,901  $14,195
---------------------------------------------------------------
Costs and Expenses
Cost of sales, excluding
 depreciation and cost of
 timber harvested shown below
  The Timber Company                    425       424      375
  Third parties                      10,247     9,801    9,763
---------------------------------------------------------------
Total cost of sales                  10,672    10,225   10,138
---------------------------------------------------------------
Selling, general and
 administrative                       1,137     1,354    1,328
Depreciation and cost of timber
 harvested                              910       880      871
Interest                                381       354      321
Other (income)                         (14)         -        -
---------------------------------------------------------------
Total costs and expenses             13,086    12,813   12,658
---------------------------------------------------------------
Income (loss) before income taxes,
 extraordinary item and
 accounting change                    (118)        88    1,537
Provision (benefit)
 for income taxes                      (32)        54      616
---------------------------------------------------------------
Income (loss) before
extraordinary item and
accounting change                      (86)        34      921
Extraordinary item - loss
from early retirement of
debt, net of taxes                        -       (5)        -
Cumulative effect of
accounting change,
net of taxes                           (60)         -        -
---------------------------------------------------------------
Net income (loss)                   $ (146)  $     29  $   921
===============================================================
Basic and diluted per share:
Loss before accounting change       $ (.94)
Cumulative effect of
 accounting change,
 net of taxes                         (.66)
---------------------------------------------------------------
Net loss                            $(1.60)
===============================================================
Average number of shares
outstanding, basic and
  diluted                              91.4
===============================================================


The accompanying notes are an integral part of these financial statements.

COMBINED STATEMENTS OF CASH FLOWS
Georgia-Pacific Corporation--Georgia-Pacific Group

                                        Year ended December 31
                                        ----------------------
(In millions)                           1997     1996     1995
---------------------------------------------------------------
Cash flows from operating
activities
 Net income (loss)                    $(146)  $    29   $  921
 Adjustments to reconcile net income
 to cash provided by operations:
Depreciation                             785      761      702
Cost of timber harvested                 125      119      169
Deferred income taxes                     34       11       35
Amortization of goodwill                  59       59       59
Stock compensation programs                -       20       20
Other income                            (14)     (39)        -
  Cumulative effect of
  accounting change, net
  of taxes                                60        -        -
(Gain) loss on sales of assets             9      (1)      (6)
Change in other working capital           18       75    (575)
Change in other assets and other
 long-term liabilities                  (30)       13       80
---------------------------------------------------------------
Cash provided by operations              900    1,047    1,335
---------------------------------------------------------------
Cash flows from investing
 activities
Property, plant and equipment
investments                            (715)  (1,055)   (1,253)
Timber contract purchases              (131)     (94)    (182)
Acquisition                                -    (363)        -
(Increase) decrease in cash
restricted for capital
expenditures                             (5)       84     (90)
Proceeds from sales of assets            107      105       35
Other                                   (14)     (11)        1
---------------------------------------------------------------
Cash used for investing activities     (758)  (1,334)   (1,489)
---------------------------------------------------------------
Cash flows from financing
 activities
(Repayments of)
additions to debt                       (70)      373      218
Cash dividends paid                     (92)     (91)     (86)
Other                                     18        4     (20)
---------------------------------------------------------------
Cash (used for) provided by
financing activities                   (144)      286      112
---------------------------------------------------------------
Decrease in cash                         (2)      (1)     (42)
Balance at beginning of year              10       11       53
---------------------------------------------------------------
Balance at end of year                $    8  $    10   $   11
===============================================================


The accompanying notes are an integral part of these financial statements.


COMBINED BALANCE SHEETS
Georgia-Pacific Corporation--Georgia-Pacific Group


                                                December 31
                                            ------------------
(In millions)                                  1997     1996
---------------------------------------------------------------
Assets
Current assets
Cash                                       $       8   $    10
---------------------------------------------------------------
Receivables, less allowances
 of $13 and $10, respectively                  1,368       957
---------------------------------------------------------------
Taxes receivable                                  61         -
---------------------------------------------------------------
Inventories
 Raw materials                                   396       412
 Finished goods                                  878       966
 Supplies                                        293       293
 LIFO reserve                                  (212)     (206)
---------------------------------------------------------------
Total inventories                              1,355     1,465
---------------------------------------------------------------
Deferred income tax assets                        67       129
---------------------------------------------------------------
Other current assets                              52        50
---------------------------------------------------------------
 Total current assets                          2,911     2,611
---------------------------------------------------------------
Timber contracts                                  71        58
---------------------------------------------------------------
Property, plant and equipment
 Land and improvements                           425       408
 Buildings                                     1,310     1,352
 Machinery and equipment                      11,973    11,601
 Construction in progress                        364       302
---------------------------------------------------------------
Property, plant and
equipment, at cost                            14,072    13,663
Accumulated depreciation                     (7,795)   (7,128)
---------------------------------------------------------------
Total property, plant and
   equipment, net                              6,277     6,535
---------------------------------------------------------------
Goodwill                                       1,599     1,658
---------------------------------------------------------------
Other assets                                     921       630
---------------------------------------------------------------
Total assets                               $  11,779   $11,492
===============================================================


                                                December 31
                                             -----------------

                                               1997     1996
---------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
Short-term debt                            $   1,462   $   922
Accounts payable                                 639       661
Accrued compensation                             207       196
Accrued interest                                  83        85
Other current liabilities                        307       336
---------------------------------------------------------------
Total current liabilities                      2,698     2,200
---------------------------------------------------------------
Long-term debt, excluding
 current portion                               3,057     3,340
---------------------------------------------------------------
Other long-term liabilities                    1,542     1,272
---------------------------------------------------------------
Deferred income tax liabilities                  959       987
---------------------------------------------------------------

Commitments and contingencies
Shareholders' equity                           3,523     3,693
---------------------------------------------------------------
Total liabilities
and shareholders' equity                   $  11,779   $11,492
===============================================================



The accompanying notes are an integral part of these financial statements.


COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
Georgia-Pacific Corporation--Georgia-Pacific Group



                                       Year Ended December 31
                                       ----------------------
(In millions)                            1997      1996      1995
---------------------------------------------------------------

Shareholders' equity balance,
beginning of year                      $3,693    $3,726    $2,837
Net income (loss)                       (146)        29       921
Cash dividends paid                      (92)      (91)      (86)
Other                                      68        29        54
---------------------------------------------------------------
Shareholders' equity balance,
end of year                            $3,523    $3,693    $3,726
===============================================================



The accompanying notes are an integral part of these financial statements.


GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. Georgia-Pacific Corporation, a Georgia corporation (the "Corporation"), is broadly engaged in two lines of business: the manufacture and sale of a wide variety of pulp and paper products (including pulp, communication papers, containerboard, packaging and tissue products) and manufactured building products (including plywood, oriented strand board, various industrial wood products, and softwood and hardwood lumber as well as certain nonwood products including gypsum board and chemicals); and the growing of timber and wood fiber on the approximately 5.8 million acres of timberlands that the Corporation owns or leases. In 1997, these timberlands supplied approximately 25% of the overall timber and wood fiber requirements of the Corporation's manufacturing facilities.
    On December 16, 1997, shareholders of the Corporation approved the creation of two classes of common stock intended to reflect separately the performance of the Corporation's manufacturing and timber businesses (the "Letter Stock Recapitalization"). The Corporation's Articles of Incorporation (the "Articles") were amended and restated (the "Restated Articles") to (i) create a new class of stock designated as Georgia-Pacific Corporation -Timber Group common stock, 80 cents par value per share ("The Timber Company stock"), consisting of 250 million authorized shares; (ii) redesignate each authorized share of the Corporation's common stock, 80 cents par value per share (the "Existing Common Stock") as, and convert each share into, one share of Georgia-Pacific Corporation - Georgia-Pacific Group common stock, 80 cents par value per share (the "Georgia-Pacific Group stock"); (iii) increase the number of shares of Georgia-Pacific Group stock authorized for issuance from 150 million shares to 400 million shares; and (iv) authorize the distribution of one share of The Timber Company stock for each outstanding share of Georgia-Pacific Group stock (the "Distribution").
    The Corporation's manufacturing and timber businesses are referred to hereinafter as the "Georgia-Pacific Group" and "The Timber Company," respectively, or collectively as the "groups."
    The Georgia-Pacific Group is a manufacturer and distributor of building products as well as a producer of pulp and paper products. The Georgia-Pacific Group includes a procurement function that is responsible for purchasing timber and wood fiber for all of the Group's manufacturing facilities. The Timber Company is engaged primarily in the growing and selling of timber.
     The Corporation has presented financial statements of the groups at substantially the same level of detail as those of the Corporation to allow investors to properly evaluate the financial condition and results of operations of each business. It is the Corporation's expectation that investors will use the groups' combined financial information in conjunction with the Corporation's consolidated financial information to assist them in making informed financial decisions relative to the acquisition or disposition of shares of each class of stock.
    The financial statements of the groups compose all of the accounts included in the corresponding consolidated financial statements of the Corporation. The separate financial statements of the Georgia-Pacific Group and The Timber Company have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the historical balance sheets, results of operations and cash flows for each of the groups, with all significant intragroup transactions and balances eliminated; (ii) in the case of The Timber Company's financial statements, assets and liabilities of the Corporation and related transactions identified with The Timber Company, including allocated portions of the Corporation's debt and SG&A; and (iii) in the case of the Georgia-Pacific Group's financial statements, all other assets and liabilities and related transactions of the Corporation, including allocated portions of the Corporation's debt and SG&A. Intergroup timber sales between the Georgia-Pacific Group and The Timber Company have not been eliminated in either group's financial statements.
    Notwithstanding the allocation of assets and liabilities (including contingent liabilities) and shareholders' equity between the Georgia-Pacific Group and The Timber Company for the purpose of preparing the respective financial statements of each group, holders of Georgia-Pacific Group stock and The Timber Company stock are shareholders of the Corporation and will continue to be subject to all of the risks associated with an investment in the Corporation and all of its businesses, assets and liabilities. The allocation of assets and liabilities and change in the equity structure of the Corporation resulting from the Letter Stock Recapitalization did not result in a transfer or spin-off of any assets or liabilities of the Corporation, or otherwise affect ownership of any assets or responsibility for the liabilities of the Corporation or any of its subsidiaries. As a result, the Letter Stock Recapitalization does not affect the rights of holders of the Corporation's or any of its subsidiaries' debt.
    Holders of Georgia-Pacific Group stock and The Timber Company stock have only the rights customarily held by common shareholders of the Corporation and do not have any rights related to their corresponding group except as set forth in provisions relating to dividend and liquidation rights and requirements for a mandatory dividend, redemption or conversion upon the disposition of assets of their corresponding group, or have any right to vote on matters as a separate voting group other than in limited circumstances as provided under Georgia law or by stock exchange rules. The relative voting power of Georgia-Pacific Group stock and The Timber Company stock will fluctuate from time to time, with each share of Georgia-Pacific Group stock having one vote and each share of The Timber Company stock having a number of votes based upon the ratio, over a specified period prior to any shareholder vote, of the time-weighted average market values of one share of The Timber Company stock and of one share of Georgia-Pacific Group stock. This formula is intended to give each class of common stock a number of votes proportionate to its aggregate market capitalization at the time of any vote. Accordingly, changes in the market value of Georgia-Pacific Group stock and The Timber Company stock will affect their relative voting rights. As of December 31, 1997, the holders of Georgia-Pacific Group stock had a substantial majority of the voting power of the Corporation.
    Financial effects arising from either group that affect the Corporation's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the common stock relating to the other group. Any net losses of the Georgia-Pacific Group or The Timber Company and dividends or distributions on, or repurchases of, Georgia-Pacific Group stock or The Timber Company stock will reduce the assets of the Corporation legally available for payment of dividends on both Georgia-Pacific Group stock and The Timber Company stock.
    The Board may, in its sole discretion, determine to convert shares of the class of common stock related to one group into the class of the common stock related to the other group at any time at a 15% premium, or at a 10% premium in the case of certain dispositions of all or substantially all of the properties or assets of the group whose stock is being converted. Any conversion at any premium would dilute the interests in the Corporation of the holders of the class of common stock being issued in the conversion. In addition, any such conversion of a class of common stock into another class of common stock would preclude holders of both classes of common stock from retaining their investment in a security that is intended to reflect separately the performance of the relevant group.
    The management and accounting policies applicable to the preparation of the financial statements of the Georgia-Pacific Group and The Timber Company may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board at any time without approval of the shareholders.
    The Georgia-Pacific Group's combined financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The Georgia-Pacific Group's combined financial statements should be read in conjunction with the Corporation's consolidated financial statements and The Timber Company's combined financial statements.

FINANCIAL ACTIVITIES. At June 30, 1997, $1.0 billion of the Corporation's total debt was allocated to The Timber Company for financial statement purposes, and the balance of the Corporation's total debt was allocated to the Georgia-Pacific Group. For periods ended prior to June 30, 1997, the amount of debt on the respective balance sheets was adjusted to reflect debt repayments or additions as reported on the accompanying statements of cash flows for the groups between those dates and June 30, 1997. The Corporation's debt was allocated between the groups based upon a number of factors including expected future cash flow, volatility of earnings, and the ability to pay debt service and dividends. In addition, the Corporation considered certain measures of creditworthiness, such as coverage ratios and various tests of liquidity, as a means of ensuring that each group could continue to pay debt service during a business downcycle. Management believes that such allocation is equitable and reasonable.
    At December 31, 1997, $971 million of the Corporation's debt was The Timber Company's and $4.5 billion was the Georgia-Pacific Group's. The Corporation has not allocated specific debt securities or instruments to either group. The debt of each group bears interest at a rate equal to the weighted average interest rate of all of the Corporation's debt calculated on a quarterly basis. Expenses related to the debt are reflected in the weighted average interest rate. Management believes that this method of allocation of the cost of debt is equitable and provides a reasonable estimate of the cost attributable to the groups.
    Each group's debt will increase or decrease by the amount of any net cash generated by, or required to fund, the group's operating activities, investing activities, dividend payments, share repurchases and other financing activities. Interest will be charged to each group in proportion to the respective amount of each group's debt. Changes in the cost of the Corporation's debt will be reflected in adjustments to the weighted average interest cost of such debt. Dividend costs with respect to any preferred stock issued by the Corporation will be charged in a similar manner.

ALLOCATION OF SHARED SERVICES. A portion of the Corporation's shared SG&A (such as executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning, information systems support and environmental services) has been allocated to the Georgia-Pacific Group based upon identification of such services specifically used by the Georgia-Pacific Group. Where determinations based on specific usage alone have been impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to the Georgia-Pacific Group. These methods consisted of allocating costs based on (i) number of employees of each group, (ii) percentage of office space of each group and (iii) estimated percentage of staff time allocable to each group. The total of these allocations was $339 million, $352 million and $307 million in 1997, 1996 and 1995, respectively. It is not practicable to provide a detailed estimate of the expenses that would be recognized if the Georgia-Pacific Group were a separate legal entity.

ALLOCATION OF EMPLOYEE BENEFITS. A portion of the Corporation's employee benefit costs, including pension and postretirement health care and life insurance benefits, has been allocated to the Georgia-Pacific Group. The Georgia-Pacific Group's pension cost related to its participation in the Corporation's noncontributory defined benefit pension plan, and other employee benefit costs related to its participation in the Corporation's postretirement health care and life insurance plans, are actuarially determined based on the number of its employees and an allocable share of the plan assets and are calculated in accordance with SFAS No. 87 and SFAS No. 106, respectively. Management believes such method of allocation is equitable and provides a reasonable estimate of the cost attributable to the Georgia-Pacific Group.
    Since plan assets are not segregated into separate accounts or restricted to providing benefits to employees of the Georgia-Pacific Group, assets of the Corporation's employee benefit plans may be used to provide benefits to employees of both the Georgia-Pacific Group and The Timber Company. Plan assets have been allocated to the Georgia-Pacific Group based on the percentage of its projected benefit obligation to the plans' total projected benefit obligations.
    The discussion of the Georgia-Pacific Group's retirement plans (Note 9 of the Notes to Combined Financial Statements) should be read in conjunction with the Corporation's consolidated financial statements and notes thereto.

ALLOCATION OF FEDERAL AND STATE INCOME TAXES. The federal income taxes of the Corporation and the subsidiaries that own assets allocated between the groups are determined on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds are allocated between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations reflect each group's contribution (positive or negative) to the Corporation's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. Tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis are credited to the group that generated such benefits. Had the groups filed separate tax returns, the provision for income taxes and net income for each group would not have differed from the amounts reported on the groups' statements of income for the years ended December 31, 1997, 1996 and 1995. However, the amounts of current and deferred taxes and taxes payable or refundable allocated to each group on the historical financial statements may differ from those that would have been allocated had the groups filed separate income tax returns.
    Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis or on a separate corporation basis. State income tax provisions and related tax payments or refunds determined on a consolidated or combined basis are allocated between the groups based on their respective contributions to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments that are determined on a separate corporation basis are allocated between the groups in a manner designed to reflect the respective contributions of the groups to the Corporation's separate state or local taxable income.
    The discussion of the Georgia-Pacific Group's income taxes (Note 8 of the Notes to Combined Financial Statements) should be read in conjunction with the Corporation's consolidated financial statements and notes thereto.

DIVIDENDS. For purposes of the historical financial statements of the Georgia-Pacific Group and The Timber Company, all dividends declared and paid by the Corporation were evenly allocated between the groups. Management believes that such method of allocation is equitable and provides a reasonable estimate of the dividends that would have been declared and paid in respect of each class of common stock. The amount of earnings available for payment of dividends on the Georgia-Pacific Group stock and on The Timber Company stock (i.e., the available dividend amounts) on any date is the amount in excess of the minimum amount necessary for the particular group to be able to pay its debts as they become due in the usual course of business. Future dividends will not bear a direct relationship to earnings and retained earnings as expressed on each group's combined financial statements in accordance with generally accepted accounting principles. Accordingly, a mathematical calculation of the available dividend amount for either group cannot be made.

REVENUE RECOGNITION. The Georgia-Pacific Group recognizes revenue when title to the goods sold passes to the buyer, which is generally at the time of shipment.

INCOME PER SHARE. Basic earnings per share are computed based on net income and the weighted average number of common shares outstanding. Diluted earnings per share reflect the assumed issuance of common shares under long-term incentive, stock option and stock purchase plans. The computation of diluted earnings per share does not assume conversion or exercise of securities that would have an antidilutive effect on earnings per share. Income per share for each group is reflected on a pro forma basis for 1997 as if the Letter Stock Recapitalization had occurred on January 1, 1997. Amounts are computed for each class of common stock based on the separate earnings attributed to each of the respective businesses. Income per share is omitted from the statements of income for the years ended December 31, 1996 and 1995 because the Georgia-Pacific Group stock was not part of the capital structure of the Corporation.
    In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earnings per share ("EPS"). The Georgia-Pacific Group adopted SFAS No. 128 in the 1997 fourth quarter. The per share amounts reported under SFAS No. 128 are not materially different from those calculated and presented under APB Opinion No. 15.

Georgia-Pacific Corporation--Georgia-Pacific Group

(In millions,                         Year ended December 31,
except shares and per share amounts)           1997
---------------------------------------------------------------

Basic and diluted income (loss) available
to shareholders (numerator):
Income (loss) before accounting change         $(86)
Accounting change, net of taxes                 (60)
---------------------------------------------------------------
Net income (loss)                             $(146)
===============================================================
Shares (denominator):
Average shares outstanding                91,430,440
Dilutive securities:
 Options                                          -*
 Employee Stock Purchase Plans                    -*
---------------------------------------------------------------
Total assuming conversion                 91,430,440
===============================================================
Per share amounts:
Basic and diluted
Income (loss) before accounting change         $(.94)
Accounting change, net of taxes                 (.66)
---------------------------------------------------------------
Net income (loss)                              $(1.60)
===============================================================


*Options to purchase 5,355,477 shares of Georgia-Pacific Group stock at various per share amounts were outstanding during 1997, as well as shares subscribed under the 1997 Employee Stock Purchase Plan. However, due to operating losses, these shares are antidilutive and are not included in the calculation of diluted EPS.

INVENTORY VALUATION. Inventories are valued at the lower of average cost or market and include the costs of materials, labor and manufacturing overhead. The last-in, first-out ("LIFO") dollar value pool method was used to determine the cost of approximately 59% and 57% of inventories at December 31, 1997 and 1996, respectively.

TIMBER CONTRACTS. The Georgia-Pacific Group capitalizes purchases of standing timber related to its timber and wood fiber procurement function, and does not purchase timberland. The cost of timber harvested is calculated by individual tract and is based on the volume of timber harvested and the capitalized cost.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost. Lease obligations for which the Georgia-Pacific Group assumes or retains substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized, and the replaced properties are retired. Replacements of minor components of property, and repair and maintenance costs, are charged to expense as incurred.
    Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Useful lives are 25 years for land improvements, 20 to 45 years for buildings, and 3 to 20 years for machinery and equipment. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts and any gain or loss is included in income.
    The Georgia-Pacific Group capitalizes incremental costs that are directly associated with the development of software for internal use and implementation of the related systems. Amounts are amortized over five years beginning when the assets are placed in service. Capitalized costs were $48 million at December 31, 1997 and $121 million at December 31, 1996. Amounts are included as property, plant and equipment on the Georgia-Pacific Group's accompanying balance sheets.
    In November 1997, the FASB Emerging Issues Task Force reached a consensus on Issue No. 97-13 ("EITF 97-13"), "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transformation." The Task Force consensus requires that the cost of business process reengineering activities, whether done internally or by third parties, be expensed as incurred. This applies when the business process reengineering activities are part of a project to acquire, develop or implement internal-use software. The adoption of EITF 97-13 resulted in a one-time, after-tax charge of $60 million in the 1997 fourth quarter.
    The Georgia-Pacific Group capitalizes interest on projects when construction takes considerable time and entails major expenditures. Such interest is charged to the property, plant and equipment accounts and amortized over the approximate life of the related assets. Interest capitalized, expensed and paid was as follows:

                                     Year ended December 31,
                                     -----------------------
(In millions)                            1997   1996    1995
-------------------------------------------------------------
Total interest costs                    $ 392  $ 385   $ 360
Interest capitalized                     (11)   (31)    (39)
-------------------------------------------------------------
Interest expense                        $ 381  $ 354   $ 321
=============================================================
Interest paid by the Corporation        $ 475  $ 488   $ 470
=============================================================
Portion of interest paid
charged to the
Georgia-Pacific Group                   $ 391  $ 383   $ 359
=============================================================





LANDFILLS AND LAGOONS. The Georgia-Pacific Group accrues for landfill closure costs over the periods that benefit from the use of the landfill and accrues for lagoon clean-out costs over the useful period between clean-outs.

GOODWILL. The Georgia-Pacific Group amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. The Georgia-Pacific Group reviews the recorded value of its goodwill annually, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value, including goodwill of those assets.
    Amortization expense was $59 million in 1997, 1996 and 1995. Accumulated amortization at December 31, 1997 and 1996 was $484 million and $425 million, respectively.

ENVIRONMENTAL MATTERS. The Georgia-Pacific Group recognizes a liability for environmental remediation costs when it believes it is probable a liability has been incurred and the amount can be reasonably estimated. The liabilities are developed based on currently available information and reflect the participation of other potentially responsible parties, depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as other liabilities on the accompanying balance sheets.
    Environmental costs are generally capitalized when the costs improve the condition of the property or the costs prevent or mitigate future contamination. All other costs are expensed.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


NOTE 2.   FACTORS AFFECTING THE GEORGIA-PACIFIC GROUP'S BUSINESS

CYCLICALITY AND VOLATILITY OF EARNINGS. The pulp and paper industry and, to a lesser extent, the building products industry are subject to highly cyclical earnings patterns, which in recent years have become more volatile. This cyclicality is attributed in large measure to capital spending patterns in these industries. Historically, the Corporation and its competitors have tended to invest large amounts of capital in building new manufacturing plants and in maintaining and rebuilding existing manufacturing facilities. These capital investments typically have been made at or shortly after earnings peaks. Given the long periods of time required to build new facilities and install new manufacturing equipment (generally 18-36 months), new manufacturing capacity in both the pulp and paper and the building products industries has frequently come on-line at times when prices for these products are falling, thus exacerbating supply and demand imbalances and causing the prices of many of the Corporation's products to fall sharply. Furthermore, the Georgia-Pacific Group's position as one of the leading worldwide manufacturers of several key products that are essentially commodities has further exacerbated the volatility of the Corporation's earnings. This increased volatility results from the fact that relatively minor movements in the price of finished products cause major fluctuations in the Georgia-Pacific Group's operating income due to the significant percentage of worldwide volume produced by it. There can be no assurance that the cyclicality that has characterized the pulp and paper and the building products industries in the past will not continue or increase in future years.

RAW MATERIALS. The Georgia-Pacific Group relies on supplies of timber and wood fiber to manufacture its wood products and pulp, the latter of which it processes further in the production of a variety of paper products and tissue. Historically, the Georgia-Pacific Group has purchased approximately 25% of its timber and wood fiber needs from its own timberlands, and the remainder from a large number of other suppliers. Under the operating policy governing future sales of timber and wood fiber by The Timber Company to the Georgia-Pacific Group, The Timber Company will continue to supply a portion of the Georgia-Pacific Group's needs for these raw materials. For a discussion of this operating policy, see Note 12 of the Notes to Combined Financial Statements.
    Because the Georgia-Pacific Group is highly dependent on supplies of timber and wood fiber, risk factors associated with suppliers' operations and the forest industry in general, including harvesting limitations, competition and environmental regulation, could affect the Georgia-Pacific Group's results of operations.

COMPETITION. The Georgia-Pacific Group experiences competition in virtually all of its product lines from both large and small producers. Because most of its products are essentially commodities, it competes principally on the basis of price. Competition is intense, particularly in periods of excess supply. Increased competitive pressures could have a material adverse effect on the net sales, operating income and cash flows of the Georgia-Pacific Group.

ENVIRONMENTAL REGULATION. The Georgia-Pacific Group's key businesses also are subject to extensive environmental regulation that has resulted and in the next few years will result in major capital expenditures and modifications to production processes to ensure compliance. Among these requirements are the Clean Air Act, the Clean Water Act and the so-called "Cluster Rule." If the Cluster Rule is enacted as currently proposed, the Georgia-Pacific Group estimates that capital expenditures of approximately $550 million will be required over the next eight years to comply with the Cluster Rule's requirements. Of such amount, expenditures of approximately $300 million will be required within three years of the Cluster Rule's effective date, which is expected to be in the first quarter of 1998. The Georgia-Pacific Group is also subject to other federal and state laws, including the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act. There can be no assurance that such laws or future legislation or administrative or judicial action with respect to protection of the environment will not have a material adverse effect on net sales, operating income or cash flows of the Georgia-Pacific Group.

NOTE 3.   INDUSTRY SEGMENT INFORMATION

The Georgia-Pacific Group is a building products and pulp and paper company. Manufactured products in the building products segment consist primarily of wood panels (plywood, oriented strand board, hardboard and particleboard), lumber, gypsum products and chemicals. The distribution division of this segment sells a wide range of building products manufactured by the Georgia-Pacific Group or purchased from others. This segment of the business is primarily affected by the level of housing starts; the level of repairs, remodeling and additions; industrial markets; commercial building activity; the availability and cost of financing; and changes in industry capacity.
    The Georgia-Pacific Group's pulp and paper segment produces containerboard and packaging (linerboard, medium, bleached board, kraft paper and corrugated packaging), communication papers, market pulp and tissue. Markets for this segment are affected primarily by changes in industry capacity, the level of economic growth in the U.S. and export markets, and fluctuations in currency exchange rates.
   The Georgia-Pacific Group has a large and diverse customer base, which includes some customers located in foreign countries. Sales to foreign markets in 1997, 1996 and 1995 were 8%, 8% and 10%, respectively. These sales were primarily to customers in Asia, Europe and Latin America. No single unaffiliated customer accounted for more than 10% of total sales in any year during that period.
    The Georgia-Pacific Group employs approximately 46,000 people at more than 400 facilities primarily located throughout the United States and Canada.


                                Year ended December 31
---------------------------------------------------------------
(In millions)                  1997        1996         1995
---------------------------------------------------------------
Net sales
Building products       $  7,375  57%  $ 7,260   56% $ 7,196   51%
Pulp and paper             5,556  43     5,609   44    6,962   49
Other operations              37   -        32    -       37    -
---------------------------------------------------------------
Total net sales         $ 12,968 100%  $12,901  100% $14,195  100%
===============================================================
Operating profits*
Building products       $    238  56%  $   201   34% $   395   20%
Pulp and paper               174  41       390   65    1,611   80
Other operations              15   3         5    1        8    -
---------------------------------------------------------------
Total operating profits      427 100%      596  100%   2,014  100%
                            ====          ====          ====
General corporate
 expense                   (164)         (154)         (156)
Interest expense           (381)         (354)         (321)
(Provision) benefit for income
 taxes                        32          (54)         (616)
---------------------------------------------------------------
Income (loss) before
 extraordinary item and
 accounting change          (86)            34           921
Extraordinary item - loss
 from early retirement
 of debt, net of taxes         -           (5)             -
Cumulative effect of
 accounting change,
 net of taxes               (60)             -             -
---------------------------------------------------------------
Net income (loss)       $  (146)       $    29       $   921
===============================================================
Depreciation, cost of
 timber harvested and
 goodwill amortization
Building products       $    365  38%  $   347   37% $   329   35%
Pulp and paper               581  60       568   60      576   62
Other and general
 corporate                    23   2        24    3       25    3
---------------------------------------------------------------
Total depreciation,
 cost of timber
 harvested and goodwill
 amortization           $    969 100%  $   939  100% $   930  100%
===============================================================
Capital expenditures**
Building products       $    212  25%  $   837   55% $   576   40%
Pulp and paper               440  52       433   29      599   42
Timber contracts             131  15        94    6      182   13
Other and general
 corporate                    63   8       148   10       78    5
---------------------------------------------------------------
Total capital
 expenditures           $    846 100%  $ 1,512  100% $ 1,435  100%
===============================================================
Assets
Building products       $  3,254  28%  $ 3,356   29% $ 2,631   24%
Pulp and paper             7,335  62     7,185   62    7,342   67
Timber contracts              71   1        58    1       81    1
Other and general
 corporate                 1,119   9       893    8      933    8
---------------------------------------------------------------
Total assets            $ 11,779 100%  $11,492  100% $10,987  100%
===============================================================


* Segment operating profits include expenses of $80 million in 1997, $117 million in 1996 and $70 million in 1995 for the restructuring of the Georgia-Pacific Group's building products distribution division; gains on major sales of assets of $14 million in 1997 and $39 million in 1996; and $39 million of net expenses in 1996 primarily related to a voluntary early retirement program. With the exception of distribution business restructuring charges, these items are included in "Other income" on the accompanying statements of income. If these amounts had been excluded from segment operating profits, building products operating profits would have been $304 million in 1997, $298 million in 1996 and $465 million in 1995. Pulp and paper operating profits would have been $410 million in 1996.
** Capital expenditures represent additions (at cost) to property, plant and equipment and timber contracts.

NOTE 4.  ACQUISITIONS, DIVESTITURES AND UNUSUAL ITEMS

ACQUISITIONS AND DIVESTITURES.   The following acquisition and divestitures were
completed during the years 1997 and 1996:
- In March 1997, the Corporation sold its Martell, California, operations for $308 million. Assets included in this transaction were 127,000 acres of timberlands allocated to The Timber Company, and a sawmill and a particleboard plant allocated to the Georgia-Pacific Group. In conjunction with the sale of its Martell operations, the Corporation received notes receivable from the purchaser in the amount of $270 million related to the timberlands. The Corporation, in April 1997, monetized the notes receivable through the issuance of notes payable in a private placement. The proceeds of this transaction were credited to The Timber Company through the intergroup account. The notes receivable are included in "Other assets" and the notes payable are classified as "Other long-term liabilities" on the Georgia-Pacific Group's balance sheet. The Georgia-Pacific Group recognized a pretax gain of approximately $14 million ($9 million after taxes) on the portion of the sale allocated to the sawmill and the particleboard plant.
- In April 1996, the Georgia-Pacific Group completed the purchase of Domtar Inc.'s gypsum wallboard business for $363 million in cash. Domtar's gypsum business included nine U.S. wallboard manufacturing plants, four Canadian wallboard plants, three joint compound plants, an industrial plaster plant and a gypsum paperboard plant.
- In September 1996, the Georgia-Pacific Group completed the sale of two gypsum wallboard facilities in Buchanan, New York, and Wilmington, Delaware. The sale resulted in after-tax cash proceeds of approximately $39 million. The Georgia-Pacific Group had agreed with the U.S. Department of Justice to sell these plants in order to complete the Domtar acquisition. The Georgia-Pacific Group recognized a pretax gain of $39 million ($24 million after taxes).
     Gains on major divestitures are recorded in "Other income" on the accompanying statements of income.

VOLUNTARY EARLY RETIREMENT PROGRAM. The Corporation implemented a voluntary early retirement program in 1996. Costs associated with enhanced pension benefits related to the voluntary early retirement program were $39 million in 1996. This amount is recorded in "Other income" on the accompanying statements of income.

DISTRIBUTION DIVISION RESTRUCTURING. In December 1997, the Georgia-Pacific Group finalized a restructuring plan that included disposing of its millwork fabrication facilities nationwide as well as several distribution centers located in the Western United States. A reserve of $70 million was recorded in the 1997 fourth quarter for anticipated liabilities and write-down of assets associated with the plan. It is anticipated that all aspects of the plan will be executed in 1998. The terms of the plan include severance of approximately 1,500 employees in 1998. The employees include hourly and salaried personnel employed in the identified millwork fabrication facilities and distribution centers and associated sales and administrative personnel. The Group also has accrued related pension, outplacement and retention expenses for these employees. The total amount of the charge related to employee severance is $15 million and is reflected in "Cost of sales" and "Selling, general and administrative" expenses on the accompanying statements of income. No termination benefits were paid in 1997 related to this plan. The remaining amount of the reserve is for the write-down to net realizable value of related inventory, equipment, accounts receivable and software systems for assets to be sold or otherwise disposed of.
    In 1995, the Georgia-Pacific Group implemented a program to change and improve certain processes in the distribution division. The Group expensed $10 million, $117 million and $70 million in 1997, 1996 and 1995, respectively, related to this program. Of these amounts, $10 million, $2 million and $15 million, respectively, related to termination benefits. As a result of this program, approximately 720, 480 and 180 employees were terminated in 1997, 1996 and 1995, respectively. Other costs related primarily to write-downs of abandoned systems as well as write-downs of impaired assets to net realizable value.
    The following table provides a rollforward of the reserves for business restructurings from December 31, 1996 to December 31, 1997:


Type of Cost                 December 31,                    December 31,
(In millions)                1996 balance  Additions  Usage   1997 balance
---------------------------------------------------------
Employee separation           $    13   $    25   $  (23)   $    15
Facility closing costs
 and asset impairments             -         55        -         55
Other                               4         -       (4)         -
---------------------------------------------------------
Total                         $    17   $    80   $  (27)   $    70
===============================================================


NOTE 5.  RECEIVABLES

The Georgia-Pacific Group has a large, diversified customer base, which includes some customers located in foreign countries. The
Georgia-Pacific Group closely monitors extensions of credit and has not experienced significant losses related to its receivables.
In addition, a portion of the receivables from foreign sales is covered by confirmed letters of credit to help ensure collectibility.
     Supplemental information on the accounts receivable balances at December 31, 1997 and 1996 is as follows:


                             December 31
                             ------------
 (In millions)              1997    1996
-----------------------------------------
Receivables
 Trade                     $1,277  $ 883
 Other                       104      84
-----------------------------------------
                           1,381     967
Less allowances               13      10
-----------------------------------------
Receivables, net           $1,368  $ 957
=========================================


    The Georgia-Pacific Group had sold fractional ownership interests in a defined pool of trade accounts receivable for $350 million as of December 31, 1996. The sold accounts receivable are excluded from receivables on the accompanying December 31, 1996 balance sheet. The full amount of the allowance for doubtful accounts has been retained because the Georgia-Pacific Group has retained substantially the same risk of credit loss as if the receivables had not been sold. A portion of the cost of the accounts receivable sale program is based on the purchasers' level of investment and borrowing costs. The Georgia-Pacific Group pays fees based on the Corporation's senior debt ratings. The total cost of the program, which was $19 million in 1997, $20 million in 1996 and $37 million in 1995, is included in interest expense on the accompanying statements of income.
    Under the accounts receivable sale agreement, the maximum amount of the purchasers' investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables. During 1997, the Georgia-Pacific Group repurchased $70 million of receivables in order to reduce the cost of the program, which was higher than the cost of financing from alternative sources. The program has been extended to May 1998.
    In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which established accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The Georgia-Pacific Group adopted SFAS No. 125 in the 1997 first quarter. At December 31, 1997, the Georgia-Pacific Group's accounts receivable sale program is accounted for as a secured borrowing; the receivables and the corresponding debt are included as an asset and liability, respectively, on the accompanying balance sheet.


NOTE 6.  INDEBTEDNESS

The Corporation's indebtedness included the following:

                                          December 31
                                        ---------------
(Inn millions)                           1997      1996
-------------------------------------------------------
Debentures, 9% average rate,
payable through 2025                 $  3,200  $  3,200
Notes, 6.7% average rate,
payable through 2006                      517       817
Revenue bonds, 4.9% average rate,
payable through 2027                      659       646
Other loans,7.9% average rate,
payable through 2008                       13        45
-------------------------------------------------------
Less: unamortized discount               (23)      (26)
-------------------------------------------------------
                                        4,366     4,682
Less: long-term portion
  of debt                               3,713     4,371
-------------------------------------------------------
Current portion of
long-term-debt                            653       311
Commercial paper and
other short-term notes,
6.4% average rate                         621       645
Accounts receivable sale
 program, 6.1% average rate               280         -
Bank overdrafts, net                      223       251
-------------------------------------------------------
 Total short-term debt                  1,777     1,207
-------------------------------------------------------
 Total debt                          $  5,490  $  5,578
=======================================================

Georgia-Pacific Group's
portion of Corporation debt:
 Short-term debt                     $  1,462  $    922
 Long-term debt,
 excluding current portion              3,057     3,340
-------------------------------------------------------
Georgia-Pacific Group's
total debt                           $  4,519  $  4,262
=======================================================

The Timber Company's
portion of Corporation debt:
 Short-term debt                     $    315  $    285
 Long-term debt,
 excluding current portion                656     1,031
-------------------------------------------------------
The Timber Company's total debt      $    971  $  1,316
=======================================================

Weighted average interest
rate on Corporation debt
at year end                              7.8%      7.7%
=======================================================


For additional information regarding financial instruments, see Note 7.

    The scheduled maturities of the Corporation's long-term debt for the next five years are as follows: $653 million in 1998, $9 million in 1999, $29 million in 2000, $1 million in 2001 and $375 million in 2002.

NOTES AND DEBENTURES. Subsequent to year-end 1997, the Corporation redeemed $200 million of 9 3/4% Sinking Fund Debentures Due January 15, 2018. The Corporation recorded an after-tax extraordinary loss of approximately $7 million related to this redemption on January 16, 1998, of which $5.8 million will be allocated to the Group based on the ratio of the Group's debt to the Corporation's total debt. It is the Corporation's intent to redeem $200 million of 9 1/2% Debentures Due February 15, 2018 on February 17, 1998. The Corporation anticipates an after-tax extraordinary loss related to this redemption of approximately $7 million.
    During 1996, the Corporation issued $100 million of 7.2% Notes Due December 15, 2006. In 1996, the Corporation redeemed $150 million of its 9.25% Debentures Due March 15, 2016. The Corporation recorded an after-tax extraordinary loss of approximately $5 million related to this redemption, which was recognized in the Georgia-Pacific Group's results of operations.

REVOLVING CREDIT FACILITY. In 1996, the Corporation entered into an agreement with Bank of America National Trust and Savings Association and 19 other domestic and international banks that provides an unsecured revolving credit facility of $1.5 billion. The revolving credit facility is being used for direct borrowings and as support for commercial paper and other short-term borrowings. The agreement will terminate in 2001. As of December 31, 1997, $879 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
    Borrowings under the agreement bear interest, at the election of the Corporation, at either (i) the higher of the Federal Funds Rate plus 1/2% or the stipulated bank lending rate or (ii) LIBOR plus .2625% or (iii) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a commitment fee of .0625% per annum on the unused portion of the commitments and a facility fee of .0625% per annum on the aggregate commitments of the lenders. Fees and margins may be adjusted upward or downward according to a pricing grid based on the Corporation's long-term debt ratings. At December 31, 1997, $300 million was borrowed under the credit agreement at a weighted average interest rate of 6.2%. Amounts outstanding under the revolving credit facility are included in "Short-term debt" on the accompanying balance sheets.
    The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness to operating cash flow) of 4.5 to 1.0, which is to be maintained by the Corporation throughout the term of the credit agreement. As of December 31, 1997, the Corporation's leverage ratio was 3.4 to 1.0.

COMMERCIAL PAPER AND OTHER SHORT TERM NOTES.   These borrowings are classified
by the Corporation as current liabilities, although all or a portion of them might be refinanced on a long-term basis in 1998.

REVENUE BONDS. At December 31, 1997, the Corporation had outstanding borrowings of approximately $659 million under certain industrial revenue bonds. Approximately $48 million of these bonds were entered into during 1997 at fixed interest rates, of which $38 million refunded a like amount of floating rate instruments. Approximately $16 million from the issuance of these bonds is being held by trustees for the Corporation and is restricted for the construction of certain capital projects of the Georgia-Pacific Group and $15 million is held by trustees to refund a like amount of bonds maturing on January 2, 1998. Amounts held by trustees are classified as "Other assets" on the accompanying balance sheets.

OTHER.   At December 31, 1997, the amount of long-term debt secured by property, plant and equipment and timber and timberlands was not material.
    In September 1995, the Corporation sold certain assets of the Georgia-Pacific Group for $354 million and has agreed to lease the assets back from the purchaser over a period of 30 years. Under the agreement with the purchaser, the Corporation will maintain a deposit (initially in the amount of $322 million) that together with interest earned is expected to be sufficient to fund the Corporation's lease obligation, including the repurchase of assets at the end of the term. This transaction is being accounted for as a financing arrangement. At December 31, 1995, the Georgia-Pacific Group recorded on its balance sheet an asset for the deposit from the sale of $305 million and a liability for the lease obligation of $302 million.
    At December 31, 1997, the deposit and lease obligation balances were $349 million and $349 million, respectively. Of these amounts, approximately $17 million was recorded as a current asset and approximately $19 million was recorded as a current liability. The long-term portions are recorded in "Other assets" and "Other long-term liabilities" on the accompanying balance sheets.

NOTE 7.  FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:



                          December 31, 1997   December 31, 1996
                          -----------------   -----------------
                             Carrying Fair      Carrying  Fair
(In millions)                 Amount  Value     Amount    Value
----------------------------------------------------------------
Liabilities:
Commercial paper and
 other short-term notes
 (Note 6)                    $  621  $  621     $   645  $  645
Accounts receivable sale
 program (Note 5)               280     280         350     350
Notes and debentures
 (Note 6)                     3,717   4,055       4,017   4,215
Revenue bonds (Note 6)          659     637         646     637
Other loans (Note 6)             13      13          45      45
Interest rate exchange
 agreements                       *      10           *      12
----------------------------------------------------------------


*The Corporation's consolidated balance sheets at December 31, 1997 and 1996 included accrued interest of $5 million and $6 million, respectively, related to these agreements.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES.   The carrying amounts approximate
fair value because of the short maturities of these instruments.

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

INTEREST RATE AND FOREIGN CURRENCY EXCHANGE AGREEMENTS. The Corporation has used interest rate swap and foreign currency exchange agreements in the normal course of business to manage and reduce the risk inherent in interest rate and foreign currency fluctuations.
    The Corporation uses interest rate swap arrangements to manage its exposure to interest rate changes. Such arrangements are considered hedges of specific borrowings, and differences paid and received under the swap arrangements are recognized as adjustments to interest expense. Under these agreements, the Corporation makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The Corporation entered into interest rate exchange agreements in prior years to protect against the increased cost associated with a rise in interest rates. At December 31, 1997, the Corporation had outstanding interest rate exchange agreements that effectively converted $476 million of floating rate obligations with a weighted average interest rate of 5.8% to fixed rate obligations with an average effective interest rate of approximately 9%. These agreements increased interest expense by $16 million, $17 million and $20 million for the years ending December 31, 1997, 1996 and 1995, respectively. These agreements have a weighted average maturity of approximately 1.1 years. As of December 31, 1997, the Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by $1,260 million.
    The estimated fair value of the Corporation's liability under interest rate exchange agreements at December 31, 1997 and 1996 was $10 million and $12 million, respectively, and represents the estimated amount the Corporation could have paid to terminate the agreements. The fair value at December 31, 1997 and 1996 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.
    The Corporation enters into foreign currency exchange agreements, the amounts of which were not material to the consolidated financial position of the Corporation at December 31, 1997 and 1996.
    The Corporation may be exposed to losses in the event of nonperformance of counterparties but does not anticipate such nonperformance.

OTHER.   Due to the short-term nature of current assets and current liabilities, their carrying amounts approximate fair value.


NOTE 8.  INCOME TAXES

The provision for income taxes includes the Georgia-Pacific Group's allocated portion of income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Georgia-Pacific Group's provision for income taxes consists of the following:


                                  Year ended December 31
                                  -----------------------
(In millions)                       1997   1996    1995
---------------------------------------------------------
Federal income taxes:
Current                            $(50)  $  37   $ 549
Deferred                              24     11    (28)
State income taxes:
Current                             (16)      4     102
Deferred                              10      2     (7)
---------------------------------------------------------
Provision (benefit)
 for income taxes                  $  (32) $   54  $ 616
=========================================================
Income taxes paid by the
 Corporation, net of refunds       $    51  $ 135  $ 686
=========================================================
Georgia-Pacific Group's
 portion of income taxes
 paid, net of refunds              $(21)  $  48   $ 625


    Income taxes paid by the Corporation during 1997 are net of refunds of approximately $45 million, primarily related to a 1996 federal overpayment.
    Income taxes paid by the Corporation during 1996 were net of refunds of approximately $73 million, primarily related to a 1995 federal overpayment and 1991 and 1992 federal audits that related solely to taxes of the Georgia-Pacific Group.
    The federal statutory income tax rate was 35%. The Georgia-Pacific Group's provision for income taxes is reconciled to the federal statutory rate as follows:


                                   Year ended December 31
                                   ----------------------
(In millions)                       1997   1996    1995
---------------------------------------------------------
Provision for income taxes
computed at the federal
statutory tax rate                 $(42)  $  31   $ 537
State income taxes, net
of federal benefit                   (5)      4      62
Goodwill amortization                 23     23      23
Foreign sales corporation            (8)    (7)     (9)
Other                                  -      3       3
---------------------------------------------------------
Provision (benefit)
 for income taxes                  $  (32) $  54  $  616
=========================================================



The components of the Georgia-Pacific Group's net deferred income tax liabilities are as follows:



                                              December 31
                                          ------------------
(In millions)                                1997       1996
-------------------------------------------------------------
Deferred income tax assets:
Compensation related accruals           $    273   $     333
Other accruals and reserves                   84          76
Other                                          3        (16)
-------------------------------------------------------------
                                             360         393
 Valuation allowance                           -           -
-------------------------------------------------------------
                                             360         393
-------------------------------------------------------------
Deferred income tax liabilities:
Property, plant and equipment            (1,206)     (1,211)
Timber contracts                             (2)         (2)
Other                                       (44)        (38)
-------------------------------------------------------------
                                         (1,252)     (1,251)
-------------------------------------------------------------
Deferred income tax
 liabilities, net                       $  (892)   $   (858)
=============================================================

Included in the balance sheets:
Deferred income tax assets*             $     67   $     129
Deferred income tax liabilities**          (959)       (987)
-------------------------------------------------------------
Deferred income tax
 liabilities, net                       $  (892)   $   (858)
=============================================================


* Net of current liabilities of $6 million and $4 million at December 31, 1997 and 1996, respectively.
** Net of long-term assets of $256 million and $260 million at December 31, 1997 and 1996, respectively.


NOTE 9.  RETIREMENT PLANS

DEFINED BENEFIT PENSION PLANS. Most of the Georgia-Pacific Group's employees participate in noncontributory defined benefit pension plans. These include plans that are administered solely by the Corporation and union-administered multiemployer plans. The Corporation's funding policy for solely administered plans is based on actuarial calculations and the applicable requirements of federal law. Contributions to multiemployer plans are generally based on negotiated labor contracts.
    Benefits under the majority of plans for hourly employees (including multiemployer plans) are primarily related to years of service. The Corporation has separate plans for salaried employees and officers under which benefits are primarily related to compensation and years of service. The officers' plan is not funded and is nonqualified for federal income tax purposes.
    For the Georgia-Pacific Group, plan assets consist principally of common stocks, bonds, mortgage securities, interests in limited partnerships, cash equivalents and real estate. At December 31, 1997 and 1996, $79 million and $65 million, respectively, of noncurrent prepaid pension cost was included in other assets. Accrued pension cost of $67 million and $66 million at December 31, 1997 and 1996, respectively, was included in other long-term liabilities.
    Pursuant to the provisions of SFAS No. 87, "Employers' Accounting for Pensions," intangible assets of $2 million and $3 million were recorded as of December 31, 1997 and 1996, respectively, in order to recognize the required minimum liability.
    The following table sets forth the Georgia-Pacific Group's actuarially determined share of the funded status of the solely administered plans and the amounts recognized on the accompanying balance sheets.


                                        December 31, 1997
                                  ------------------------------
                                                   Plans having
                                    Plans having    accumulated
                                assets in excess    benefits in
                                  of accumulated         excess
 (In millions)                          benefits      of assets
----------------------------------------------------------------
Accumulated benefit obligation
 at November 30
Vested portion                            $1,463     $    80
Nonvested portion                            47            2
----------------------------------------------------------------
                                          1,510           82
Effect of projected future
compensation levels                          10           12
----------------------------------------------------------------
Projected benefit obligation
at November 30                            1,520           94
Plan assets at fair value
at November 30                            1,905           15
----------------------------------------------------------------
Plan assets in excess of (less
than) projected benefit obligation          385         (79)
Unrecognized net (gain) loss              (368)           16
Unrecognized prior service cost              62            2
Unrecognized net asset from initial
application of FAS 87                         -            -
Adjustment required to recognize
minimum liability                             -          (6)
----------------------------------------------------------------
Prepaid (accrued) pension cost
at December 31                            $  79      $  (67)
================================================================




                                     December 31, 1996
                                  ------------------------------
                                                   Plans having
                                    Plans having    accumulated
                                assets in excess    benefits in
                                  of accumulated         excess
 (In millions)                          benefits      of assets
----------------------------------------------------------------
Accumulated benefit obligation
 at November 30
Vested portion                            $1,378     $    92
Nonvested portion                            33            3
----------------------------------------------------------------
                                          1,411           95
Effect of projected future
compensation levels                          12           13
----------------------------------------------------------------
Projected benefit obligation
 at November 30                           1,423          108
Plan assets at fair value
 at November 30                           1,694           29
----------------------------------------------------------------
Plan assets in excess of (less
 than) projected benefit obligation         271         (79)
Unrecognized net (gain) loss              (239)           20
Unrecognized prior service cost              42            3
Unrecognized net asset from initial
 application of FAS 87                      (9)            -
Adjustment required to recognize
 minimum liability                            -         (10)
----------------------------------------------------------------
Prepaid (accrued) pension cost
 at December 31                           $  65      $  (66)
================================================================



The Georgia-Pacific Group's share of the net periodic pension cost for solely administered and union-administered pension plans included the following:



                                   Year ended December 31
                                   ----------------------
(In millions)                       1997   1996    1995
---------------------------------------------------------
Service cost of benefits earned    $  83  $  82   $  74
Interest cost on projected
benefit obligation                   107    105     106
Actual return on plan assets       (303)  (296)   (308)
Net amortization and deferral        130    126     166
Contributions to multiemployer
pension plans                          4      4       4
---------------------------------------------------------
Net periodic pension cost          $  21  $  21   $  42
=========================================================


The following assumptions were used:


                                   Year ended December 31
                                   ----------------------
                                    1997   1996    1995
--------------------------------------------------------
Discount rate used to determine
the projected benefit obligation    7.0%   7.0%    7.0%
Rate of increase in future
compensation levels used to
determine the projected benefit
obligation                           5.5    5.5     5.5
Expected long-term rate of return
on plan assets used to determine
net periodic pension cost            9.5   10.0    10.0
--------------------------------------------------------


DEFINED CONTRIBUTION PLANS. The Corporation sponsors several defined contribution plans to provide eligible employees with additional income upon retirement. The Corporation's contributions to the plans are based on employee contributions and compensation. The allocated portion of the Corporation's contributions related to the Georgia-Pacific Group totaled $47 million in 1997, $49 million in 1996 and $45 million in 1995.

HEALTH CARE AND LIFE INSURANCE BENEFITS. The Corporation provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service or after reaching age 65. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs and other group coverage. Effective December 1995, the plans were funded through a trust established for the payment of future active and retiree benefits. The trust was funded with an initial contribution of which $31 million was allocated to the Georgia-Pacific Group. The Corporation will continue to contribute to the trust in the amounts necessary to fund current obligations of the plans.
    In 1991, the Corporation began transferring its share of the cost of post-age 65 health care benefits to future salaried retirees. It is currently anticipated that the Corporation will continue to reduce the percentage of the cost of post-age 65 benefits that it will pay on behalf of salaried employees who retire in each of the years 1995 through 1999 and that the Corporation will continue to share the pre-age 65 cost with future salaried retirees but will no longer pay any of the post-age 65 cost for salaried employees who retire after 1999.
    The following table sets forth the status of the plans, reconciled to the accrued postretirement benefit recognized on the Georgia-Pacific Group's balance sheets at December 31, 1997 and 1996:



                                  December 31
                                  ------------
(In millions)                    1997    1996
----------------------------------------------
Accumulated postretirement
 benefit obligation:
Retirees                        $ 277   $ 340
Fully eligible active plan
 participants                      25      26
Other active participants         111     164
----------------------------------------------
                                  413     530
----------------------------------------------

Unrecognized net gain (loss)       75    (45)
Unrecognized prior service cost  (12)    (13)
----------------------------------------------


Accrued postretirement
benefit cost                    $ 476   $ 472
==============================================


Net periodic postretirement benefit cost included the following components:



                                   Year ended December 31
                                    --------------------
(In millions)                       1997    1996   1995
--------------------------------------------------------
Service cost of benefits earned    $   7  $  10   $   6
Interest cost on accumulated
postretirement benefit obligation     26     29      27
Amortization of (gain) loss          (2)      -     (1)
--------------------------------------------------------
Net periodic postretirement
benefit cost                       $  31  $  39   $  32
========================================================


    For measuring the expected postretirement benefit obligation, a 9%, 10% and 11% annual rate of increase in the per capita claims cost was assumed for 1997, 1996 and 1995, respectively. The rate was assumed to decrease 1% per year to 5.5% in 2001 and remain at that level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% at December 31, 1997, 1996 and 1995.
    If the annual health care cost trend rate were increased by 1%, the accumulated postretirement benefit obligation would have increased by 9% as of December 31, 1997 and 14% as of December 31, 1996 and 1995. The effect of this change on the aggregate of service and interest costs would be an increase of 14% for 1997, 11% for 1996 and 15% for 1995.


NOTE 10.  STOCK INCENTIVE PLANS

The Corporation's authorized capital stock consists of (I) 10 million shares of Junior Preferred Stock, of which no shares were issued at December 31, 1997, and
(ii) 400 million shares of Georgia-Pacific Group common stock and 250 million shares of The Timber Company common stock. The Georgia-Pacific Group common stock has a par value of $.80 per share and 92,249,000 shares were issued as of December 31, 1997. The Timber Company common stock has a par value of $.80 per share and 92,607,000 shares were issued as of December 31, 1997.
    At December 31, 1997, the following authorized shares of common stock were reserved for issue:


Georgia-Pacific Group                         1997
--------------------------------------------------
1997 Long-Term Incentive Plan            4,500,000
1997 Employee Stock Purchase Plan        1,141,048
1995 Outside Directors Stock Plan          174,273
1995 Shareholder Value Incentive Plan    4,568,800
1994 Employee Stock Option Plan            302,650
1993 Employee Stock Option Plan             31,650
--------------------------------------------------
Common stock reserved                   10,718,421
==================================================


The Timber Company                            1997
--------------------------------------------------
1997 Long-Term Incentive Plan            2,300,000
1997 Employee Stock Purchase Plan        1,141,048
1995 Outside Directors Stock Plan          174,273
1995 Shareholder Value Incentive Plan    4,568,800
1994 Employee Stock Option Plan            302,650
1993 Employee Stock Option Plan             31,650
--------------------------------------------------
Common stock reserved                    8,518,421
==================================================


1997 LONG-TERM INCENTIVE PLANS. The shareholders have approved the Georgia-Pacific Group 1997 Long-Term Incentive Plan (the "Georgia-Pacific Group Plan") and the Timber Group 1997 Long-Term Incentive Plan ("The Timber Company Plan"). The Georgia-Pacific Group Plan authorizes grants of stock options, restricted stock and performance awards with respect to Georgia-Pacific Group stock. The Timber Company Plan authorizes grants of stock options, restricted stock and performance awards with respect to The Timber Company stock. The Corporation does not currently intend to grant awards under the Georgia-Pacific Group Plan to members of The Timber Company. However, certain officers and employees of the Corporation with responsibilities involving both the Georgia-Pacific Group and The Timber Company may be granted options, restricted stock or performance awards under both the Georgia-Pacific Group Plan and The Timber Company Plan in a manner that reflects their responsibilities. Initially 2,300,000 shares were reserved for issuance under The Timber Company Plan. Options totaling 1,010,600 were granted under the Timber Group Plan on December 17, 1997. These grants have a 10-year term and vest ratably over a four-year period. Initially 4,500,000 shares were reserved for issuance under the Georgia-Pacific Group Plan. No grants were made under the Georgia-Pacific Group Plan in 1997.

1990 LONG-TERM INCENTIVE PLAN. The Corporation initially reserved 4,000,000 shares of Existing Common Stock for issuance under the 1990 Long-Term Incentive Plan ("1990 Incentive Plan"), which expired March 9, 1995. Restricted stock was awarded to employees at no cost, based on increases in average market value of the Corporation's Existing Common Stock. At the time restricted shares were awarded, the market value of the stock was added to common stock and additional paid-in capital and was deducted from shareholders' equity (long-term incentive plan deferred compensation) in the Corporation's consolidated financial statements. Long-term incentive plan deferred compensation is amortized over the vesting (restriction) period, generally five years, with adjustments made quarterly for market price fluctuations. At the time awarded shares become vested, the Corporation will pay on behalf of each participant a cash bonus in the amount of the estimated income tax liability to be incurred by the participant as a result of the award and cash bonus. Shares totaling 1,155,000 were awarded under the 1990 Incentive Plan, of which 682,520 shares were vested as of December 31, 1997.
    Compensation expense allocated to the Georgia-Pacific Group was $15 million in 1997, $28 million in 1996 and $21 million in 1995 related to the 1990 Incentive Plan.
    As a result of the Letter Stock Recapitalization, each share of restricted stock held in the 1990 Incentive Plan was redesignated as Georgia-Pacific Group stock, and an equal number of restricted shares of The Timber Company stock were distributed. These shares will remain restricted until they vest under the terms of the 1990 Incentive Plan. The tax gross-up provided in the 1990 Incentive Plan will be calculated based on the aggregate market value of the two classes of shares distributed to an individual at such time.

EMPLOYEE STOCK PURCHASE PLANS. The Corporation's 1997 Employee Stock Purchase Plan ("1997 Purchase Plan") offered employees a right to subscribe for Existing Common Stock at a subscription price of $78.09 per share, representing 85% of the mean of the high and low prices of the Corporation's Existing Common Stock on September 2, 1997. The subscription period for the 1997 Purchase Plan expired on November 14, 1997. A subscriber must purchase and pay for shares subscribed not later than November 30, 1999, but prior to the time that the subscriber's last contribution to the 1997 Purchase Plan is paid, the subscriber may obtain a refund of his/her payments plus interest at a rate of 6% per annum in lieu of stock. In conjunction with the Letter Stock Recapitalization, the terms of the subscription agreements were adjusted to allow subscribers, pursuant to the terms of the 1997 Purchase Plan, to purchase at the same subscription price a package consisting of one share of Georgia-Pacific Group stock and one share of The Timber Company stock in lieu of each share of Existing Common Stock for which he/she had originally subscribed.
    At December 31, 1997, the Corporation had 1,141,048 shares of Georgia-Pacific Group stock and 1,141,048 shares of The Timber Company stock reserved for issuance under the 1997 Purchase Plan. Approximately 8,300 subscribers remained in the 1997 Purchase Plan at December 31, 1997.
    Under the 1995 Employee Stock Purchase Plan (which expired on September 30,
1997), the Corporation issued 763,000 and 19,000 shares of Existing Common Stock in 1997 and 1996, respectively, at a subscription price of $73.84 per share.

OUTSIDE DIRECTORS STOCK PLAN. The Outside Directors Stock Plan (the "Directors Plan") provides for the issuance of shares of common stock to nonemployee directors on a restricted basis. Each nonemployee director was issued 482 restricted shares of Existing Common Stock in 1997 and 193 shares in 1996. As a result of the Letter Stock Recapitalization, each share of restricted stock held in the Directors Plan was redesignated as Georgia-Pacific Group stock, and an equal number of shares of The Timber Company stock (subject to the same restrictions as the original restricted shares) were distributed. Beginning in 1998, each director's annual grant will consist of a number of shares of Georgia-Pacific Group stock and of The Timber Company stock determined so that
(i) a substantially equal number of shares of Georgia-Pacific Group stock and The Timber Company stock will be granted for each year and (ii) the total market value of the shares granted in each year (based on the mean of the high and low prices of each stock on the date of grant) is $40,000 (subject to immaterial rounding differentials). The restrictions on the shares lapse at the time of death, retirement from the Board or disability.
    Effective May 6, 1997, accrual of additional retirement benefits under the Directors Retirement Program ceased, and the accrued benefits of each of the current nonemployee directors (the present value of which totaled $1,303,889 as of May 6, 1997) were converted into a grant of an equivalent number of shares of restricted stock under the Directors Plan. The total number of shares issued was 15,702.

EMPLOYEE STOCK OPTION PLANS. The 1995 Shareholder Value Incentive Plan ("SVIP") provides for the granting of stock options having a term of either 5 1/2 or 10 years to officers and key employees. Under the amended and restated SVIP, no further grants may be made under that plan. Options having a term of 10 years become exercisable in 9 1/2 years unless certain performance targets tied to the Corporation's common stock performance are met, in which case the holder could exercise such options after 3, 4 or 5 years from the grant date. Options having a term of 5 1/2 years may be exercised only if such performance targets are met in the third, fourth or fifth year after such grant date. At the time options are exercised, the exercise price is payable in cash or by surrender of shares of common stock already owned by the optionee.
    The 1994 Employee Stock Option Plan ("1994 Option Plan") provided for the granting of stock options to certain nonofficer key employees. There are also options outstanding under the 1993 Employee Stock Option Plan ("1993 Option Plan").
    Following the Letter Stock Recapitalization, each outstanding stock option under the SVIP, 1994 Option Plan and 1993 Option Plan was converted into separately exercisable options to acquire a number of shares of Georgia-Pacific Group stock and The Timber Company stock, each of which equaled the number of shares of Existing Common Stock specified in the original option. The exercise prices for the resulting Georgia-Pacific Group stock options and The Timber Company stock options were calculated by multiplying the exercise price under the original option from which they were converted by a fraction, the numerator of which is the average of the high and low price of Georgia-Pacific Group stock or The Timber Company stock, as the case may be, on December 17, 1997 and the denominator of which is the sum of such Georgia-Pacific Group and The Timber Company stock prices. This was intended to ensure that the aggregate intrinsic value of the options was preserved, and the ratio of the exercise price per option to the market value per share was not reduced. In addition, the vesting provisions and option periods of the original grants remained the same following such conversion.
    Additional information relating to the Corporation's existing employee stock option plans is as follows:



                  Period ended December 16,     Year ended December 31
                                  1997*           1996           1995
-------------------------------------------------------
                                  Georgia-Pacific Corporation
-------------------------------------------------------
                                Weighted       Weighted       Weighted
                                average        average        average
                                exercise       exercise       exercise
                          Shares  price  Shares  price  Shares  price
-------------------------------------------------------
Options outstanding
 at January 1          4,158,500  $74.53 2,217,000 $75.61 1,646,000 $66.77
Options granted        1,746,000   74.25 2,150,500  72.63 1,223,200  80.50
Options exercised
 surrendered           (514,950)   69.94 (117,400)  57.15 (619,000)  61.63
Options cancelled      (486,150)   75.05  (91,600)  75.45  (33,200)  77.64
-------------------------------------------------------
Options outstanding
 at period end         4,903,400  $74.93 4,158,500 $74.53 2,217,000 $75.61
Options available
 for grant at
 period end            3,531,200         4,811,000        6,895,000
-------------------------------------------------------
Total reserved shares  8,434,600         8,969,500        9,112,000
=======================================================
Options exercisable
 at period end           334,600           869,000        1,012,000
=======================================================
Option prices per share:
 Granted                     $74           $73-$77              $81
 Exercised/surrendered   $59-$75           $39-$75          $39-$75
 Cancelled               $59-$81           $39-$81          $39-$81
=======================================================



*All shares and prices reflect the Corporation's Existing Common Stock through December 16, 1997.


                                     1997        1997
-------------------------------------------------------
                      Georgia-Pacific Group  The Timber Company
-------------------------------------------------------
                               Weighted       Weighted
                               average        average
                               exercise       exercise
                         Shares   price    Shares  price
-------------------------------------------------------
Options outstanding
 at December 17        4,903,400  $53.32 4,903,400 $21.61
Options granted                -      -  1,010,600  25.13
Options exercised
 surrendered               (300)   41.99      (300) 17.01
Options cancelled              -      -       -     -
-------------------------------------------------------
Options outstanding
 at December 31        4,903,100  $53.32 5,913,700 $22.21
Options available
 for grant at
 December 31           4,500,000         1,289,400
-------------------------------------------------------
Total reserved shares  9,403,100         7,203,100
=======================================================
Options exercisable
 at December 31          334,300  $52.33   334,300 $21.20
Average remaining life of
 options outstanding    one year          one year
Option prices per share:
 Granted                      $-            $25
 Exercised/surrendered       $42            $17
 Outstanding             $42-$57        $17-$25
=======================================================



SHAREHOLDER RIGHTS PLAN. On December 16, 1997, shareholders approved an amended and restated Shareholder Rights Plan (the "Rights Agreement") pursuant to which preferred stock purchase rights (the "Rights") are issued on each share of Georgia-Pacific Group stock (a "Georgia-Pacific Group Right"), which will entitle the holders thereof to purchase shares of Series B Junior Preferred Stock under the conditions specified in the Rights Agreement, and on each share of The Timber Company stock (a "Timber Company Right"), which will entitle the holders thereof to purchase shares of Series C Junior Preferred Stock under the conditions specified in the Rights Agreement.
    The Rights will expire on December 31, 2007, unless earlier redeemed by the Corporation or extended. The Rights would be exercisable only if a person or group acquires 15% or more of the total voting rights of all then outstanding shares of common stock of the Corporation or commences a tender offer that would result in such person or group beneficially owning 15% or more of the total voting rights of all then outstanding shares of common stock of the Corporation. In such event, each Right would entitle the holder to purchase from the Corporation (i) in the case of a Georgia-Pacific Group Right, one one-hundredth of a share of Series B Junior Preferred Stock (a "Series B Unit") at a purchase price of $350 (the "Series B Unit Purchase Price"), subject to adjustment, and
(ii) in the case of a Timber Company Right, one one-hundredth of a share of Series C Junior Preferred Stock (a "Series C Unit") at a purchase price of $100 (the "Series C Unit Purchase Price"), subject to adjustment.
    Thereafter, in the event one of several specified events (generally involving transactions by an acquirer of the Corporation's common stock or a business combination involving the Corporation) occurs, each Georgia-Pacific Group Right and each Timber Company Right will entitle its holder to purchase, for the Series B Unit Purchase Price and the Series C Unit Purchase Price, respectively, a number of shares of common stock of such entity or purchaser with a market value equal to twice the applicable purchase price. Because of the nature of the dividend, liquidation and voting rights of each class of Junior Preferred Stock related to the Rights, the economic value of one Series B Unit and one Series C Unit should approximate the economic value of one share of Georgia-Pacific Group stock and one share of The Timber Company stock, respectively.

CAPITAL STOCK. During the year ended December 31, 1997, the Corporation purchased 358,400 shares of Georgia-Pacific Group stock at an aggregate purchase price of $22 million on the open market. The resolution of the Board authorizing such repurchases provided that none would be made as long as the total debt of the Corporation exceeded $5.5 billion.
    In January 1998, the Board increased the share repurchase threshold to allow purchases of Georgia-Pacific Group stock so long as the Group's total debt remains below $4.75 billion and the Corporation's total debt is below $5.75 billion. Repurchases of The Timber Company stock may be made so long as The Timber Company's debt remains below $1 billion and the Corporation's debt remains below $5.75 billion.

OTHER. The Georgia-Pacific Group adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996. The Group has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25 and disclose pro forma effects of the plans on net income and earnings per share as provided by SFAS No. 123. Accordingly, no compensation cost has been recognized for the SVIP, the Georgia-Pacific Group Plan, The Timber Company Plan or the Employee Stock Purchase Plans. Had compensation cost for these plans been determined based on the fair value at the grant dates in 1997, 1996 or 1995 under the plan consistent with the method of SFAS No. 123, the pro forma net income and earnings per share would have been as follows:


(In millions,                  Year ended December 31,
except per share amounts)    1997          1996             1995
--------------------------------------------------
                    Net     Income   Net       Income    Net      Income
                    Income  (loss)   income    (loss)    income   (loss)
                    (loss)  per      (loss)    per       (loss)   per
                            share*             share*             share*
--------------------------------------------------
Georgia-Pacific Corporation
As reported       $    69             $  156   $ 1.72  $ 1,018  $11.29
Pro forma         $    62             $  144   $ 1.59  $ 1,014  $11.24
Georgia-Pacific Group
As reported       $ (146)    $(1.60)  $   29           $   921
Pro forma         $ (153)    $(1.68)  $   17           $   917
The Timber Company
As reported       $   215    $ 2.35   $  127           $    97
Pro forma         $   215    $ 2.35   $  127           $    97
--------------------------------------------------


*Represents basic earnings per share. Pro forma diluted income (loss) per share was $(1.68) and $2.33 in 1997 for the Georgia-
Pacific Group and The Timber Company, respectively, and $1.58 and $11.13 for the Corporation in 1996 and 1995, respectively.

    The fair-value-based method of accounting for stock-based compensation plans under SFAS No. 123 recognizes the value of options granted as compensation cost over the option's vesting period and has not been applied to options granted prior to January 1, 1995.
Accordingly, the resulting pro forma compensation cost is not representative of what compensation cost will be in future years.
    Following are the weighted average assumptions used in connection with the Black-Scholes option pricing model to estimate the fair value of options granted in 1997, 1996 and 1995:


                                    Year ended December 31,
                               1997   1997    1996   1995    1995
                            Options  ESPP* Options Options   ESPP*
-------------------------------------------------------------
Georgia-Pacific Corporation
Risk-free interest rate                       5.7%   7.4%    5.7%
Expected dividend yield                       2.0%   1.6%    2.0%
Expected life                             10 years 10 years 2 years
Expected volatility                            .30    .30     .23
Option forfeiture rate                          3%     3%     28%
-------------------------------------------------------------
Georgia-Pacific Group
Risk-free interest rate        6.6%   5.8%    5.7%   7.4%    5.7%
Expected dividend yield        2.7%   2.3%    2.0%   1.6%    2.0%
Expected life              10 years 2 years 10 years 10 years 2 years
Expected volatility             .30    .37     .30    .30     .23
Option forfeiture rate           3%    28%      3%     3%     28%
-------------------------------------------------------------
The Timber Company
Risk-free interest rate        6.4%   5.8%    5.7%   7.4%    5.7%
Expected dividend yield        3.2%   2.3%    2.0%   1.6%    2.0%
Expected life              10 years 2 years 10 years 10 years 2 years
Expected volatility             .27    .29     .30    .30     .23
Option forfeiture rate           3%    28%      3%     3%     28%
-------------------------------------------------------------


*    Employee Stock Purchase Plans.

    The weighted average grant date fair value per share, including modifications, of Georgia-Pacific Group options and The Timber
Company options granted during the year using the Black-Scholes option pricing model was $23.74 and $7.54, $18.98 and $6.42, and
$26.53 and $8.98 for 1997, 1996 and 1995, respectively. The weighted average grant date fair value per share of shares subscribed under the 1997 and 1995 Employee Stock Purchase Plans was $17.69 and $6.52,
 and $18.48 and $6.81, for the Georgia-Pacific Group and The Timber Company, respectively. The total pro forma compensation cost calculated under SFAS No. 123 was allocated between the Georgia-Pacific Group and The Timber Company based on the number of employees in each group for periods prior to December 17, 1997.
Management believes that this method of allocation is equitable and provides a reasonable estimate of the costs attributable to each group.


NOTE 11.  COMMITMENTS AND CONTINGENCIES

The Georgia-Pacific Group is subject to various legal proceedings and claims that arise in the ordinary course of its business. As is the case with other companies in similar industries, the Georgia-Pacific Group faces exposure from actual or potential claims and legal proceedings involving environmental matters. Liability insurance in effect during the last several years provides very limited coverage for environmental matters.
    The following sets forth legal proceedings and claims arising out of the operations of the Georgia-Pacific Group to which the Corporation is a party. The holders of Georgia-Pacific Group stock are shareholders of the Corporation and are subject to all of the risks associated with an investment in the Corporation, including any legal proceedings and claims involving The Timber Company.
    The Corporation is involved in environmental remediation activities at approximately 208 sites, both owned by the Corporation and owned by others, where it has been notified that it is or may be a potentially responsible party under the Comprehensive
Environmental Response, Compensation and Liability Act or similar state "superfund" laws. Of the known sites in which it is involved, the Corporation estimates that approximately 28% are being investigated, approximately 43% are being remediated and approximately 29% are being monitored (an activity that occurs after either site investigation or remediation has been completed).
The ultimate costs to the Corporation for the investigation, remediation and monitoring of many of these sites cannot be predicted with certainty, due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups, the evolving nature of cleanup technologies and government regulations, and the inability to determine the Corporation's share of multiparty cleanups or the extent to which contribution will be available from other parties. The Corporation has established reserves for environmental remediation costs for these sites in amounts that it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the cleanup of hazardous substances, the Corporation believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $53 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Corporation among the range of reasonably possible outcomes were used. In estimating both its current reserve for environmental remediation and the possible range of additional costs, the Corporation has not assumed it will bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on the parties' financial condition and probable contribution on a per site basis.
    The Corporation and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by the Corporation. In many cases, the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure.
    The Corporation generally resolves asbestos cases by voluntary dismissal or settlement for amounts it considers reasonable given the facts and circumstances of each case. The amounts it has paid to defend and settle these cases to date have been substantially covered by product liability insurance. The Corporation is currently defending claims of approximately 59,000 such plaintiffs and anticipates that additional suits will be filed against it over the next several years. The Corporation has insurance available in amounts that it believes are adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Corporation has further insurance coverage available for the disposition of suits that may be filed against it in the future, but there can be no assurance that the amounts of such insurance will be adequate to cover all future claims. The Corporation has established reserves for liabilities and legal defense costs it believes are probable and reasonably estimable with respect to pending suits and claims and a receivable for expected insurance recoveries.
    The Corporation has been defending an action in Alabama state court brought to recover damages on behalf of a class of all persons currently owning structures in the United States on which allegedly defective hardboard siding manufactured by the Corporation after January 1, 1980 has been installed. On January 9, 1998, the court approved a settlement pursuant to which the Corporation will establish a procedure for resolving product warranty claims on certain of the Corporation's hardboard siding products, and will pay $3 million in legal fees to plaintiffs' counsel, plus expenses not to exceed $200,000. In addition, plaintiffs' counsel will be entitled to additional fees based upon a percentage of claims paid by the Corporation. The Corporation has previously established financial reserves it believes to be adequate to pay eligible claims and legal fees. However, the volume and timing of actual claims, which under the settlement may be filed through August 1998, could cause claims to exceed established reserves.
    In May 1997, the Corporation and nine other companies were named as defendants in a class action suit alleging that they engaged in a conspiracy to fix the prices of sanitary commercial paper products, such as towels and napkins, in violation of federal and state laws. Approximately 45 similar suits have been filed in federal courts in California, Florida, Georgia and Wisconsin, and in the state courts of California, Wisconsin and Tennessee. On October 15, 1997, the Federal Judicial Panel on Multi-District
Litigation consolidated all federal court cases in the federal district court in Gainesville, Florida. The Corporation has denied that it has engaged in any of the illegal conduct alleged in these cases and intends to defend itself vigorously.
    Although the ultimate outcome of these environmental matters and legal proceedings cannot be determined with certainty, based on presently available information, management believes that adequate reserves have been established for probable losses with respect thereto. Management further believes that the ultimate outcome of such environmental matters and legal proceedings could be material to operating results in any given quarter or year but will not have a material adverse effect on the long-term results of operations, liquidity or consolidated financial position of the Corporation.


NOTE 12.  RELATED PARTY TRANSACTIONS

For all periods in which the separate accompanying combined statements of income of the groups are presented, timber has been transferred from the Corporation's timberlands at prices intended to reflect fair market prices based on prices paid by independent purchasers and sellers for similar kinds of timber.
    The Timber Company and the Georgia-Pacific Group have negotiated an operating policy governing future sales of timber and wood fiber by The Timber Company to the Georgia-Pacific Group with an initial term of three years. Under this policy, the Georgia-Pacific
Group will be required to purchase in the years 1998-2000, on a take-or-pay basis, 60% of the volume of timber and wood fiber harvested annually from The Timber Company's Southern forests. In 1998, the Georgia-Pacific Group has a right of first refusal to purchase up to 90% of The Timber Company's total annual harvest from each forest (which amount includes the 60% take-or-pay amount described above). In 1999 and 2000, the volume subject to this right of first refusal will decrease to 80%, and the Georgia-Pacific
Group must exercise its right not later than October 15 of the preceding year. For 1998, the Georgia-Pacific Group has agreed to purchase 83% of The Timber Company's total annual harvest. All quantities of timber and wood fiber committed under the take-or-pay arrangement described above, and all quantities as to which the Georgia-Pacific Group exercises its right of first refusal for a particular year, will be sold at market prices determined quarterly.
Such prices are intended to approximate prices negotiated between unaffiliated third parties in the open market and will be based upon (i) an average of the actual prices received by The
Timber Company during the immediately preceding quarter for sales made by it to third parties, and prices paid by the Georgia-
Pacific Group for purchases made by it from third parties, in the same forest region, of timber and wood fiber of the same species, grade and size, and (ii) the benefit to the Georgia-Pacific Group of having access to a committed quantity of high-quality timber and wood fiber in close proximity to its mills and plants.
     All quantities of timber and wood fiber harvested each year by The Timber Company and not committed to the Georgia-Pacific
Group as described above may be sold by The Timber Company to any purchaser, including the Georgia-Pacific Group. In such case, the Georgia-Pacific Group may purchase such timber at negotiated prices or at prices determined in competitive bidding. Sales to the Georgia-Pacific Group and third parties will generally be made on a stumpage basis, except that sales in the Western region and of thinnings and selective harvests by The Timber Company may be made on a delivered basis.
    This policy is intended to ensure that the Georgia-Pacific Group will be able to purchase from The Timber Company specified amounts of timber and wood fiber, while ensuring that The Timber
Company, beginning in 1999, will be able to sell at least 20% of its annual harvest on the open market. This policy will remain in effect through 2000. If neither party gives written notice to the other of its desire to renegotiate or terminate the policy by October 15, 1998, the policy will automatically be extended through 2001 and thereafter will be extended for an additional year on each January 1 until any such notice of renegotiation or termination is received. As a result, the policy in effect has a two-year termination clause to allow both the Georgia-Pacific Group and The
Timber Company time to find other sellers and purchasers, respectively, of timber and wood fiber.
    The Corporation is a 50% partner in a joint venture ("GA-MET") with Metropolitan Life Insurance Company ("Metropolitan"). GA-MET owns and operates the Corporation's main office building in Atlanta, Georgia. The Corporation accounts for its investment in GA-MET under the equity method, which is included on the Georgia-Pacific
Group's financial statements.
    At December 31, 1997, GA-MET had an outstanding mortgage loan payable to Metropolitan in the amount of $150 million. The note bears interest at 9 1/2%, requires monthly payments of principal and interest through 2011, and is secured by the land and building owned by the joint venture. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Georgia-Pacific Group or The Timber Company with respect to this guarantee is considered remote.


NOTE 13.  UNAUDITED SELECTED QUARTERLY FINANCIAL DATA
Georgia-Pacific Corporation--Georgia-Pacific Group


                                First Quarter Second Quarter
                                ----------------------------
(In millions, except
 per share amounts)            1997    1996    1997     1996
------------------------------------------------------------
Net sales                    $3,120  $3,024  $3,297  $ 3,296
Gross profit (net sales
minus
 cost of sales)                 566     690     587      715
Income (loss) before
extraordinary
 item and accounting change    (13)      30    (10)     (14)
Net income (loss)              (13)      30    (10)     (19)
Dividends declared per
 share                          .25     .25     .25      .25
Basic and diluted income
(loss)
 per common share before
 accounting change
Basic and diluted income
(loss)
 per common share
Price range of stock
(December 17 -
December 31, 1997)
 High
 Low
------------------------------------------------------------


                               Third Quarter  Fourth Quarter
------------------------------------------------------------
(In millions, except
 per share amounts)            1997    1996    1997     1996
------------------------------------------------------------
Net sales                    $3,330  $3,416  $3,221  $ 3,165
Gross profit (net
sales minus
 cost of sales)                 682     701     461      570
Income (loss) before
extraordinary
 item and accounting change      41      63   (104)     (45)
Net income (loss)                41      63   (164)     (45)
Dividends declared per
 share                          .25     .25     .25      .25
Basic and diluted income
(loss)
 per common share before
 accounting change                           (1.13)
Basic and diluted net
income (loss)
 per common share                            (1.78)
Price range of stock
 (December 17 -
December 31, 1997)
 High                                         64.00
 Low                                          59.00
------------------------------------------------------------


SELECTED FINANCIAL DATA - OPERATIONS
Georgia-Pacific Corporation--Georgia-Pacific Group

CASH DIVIDENDS TO EARNINGS
Cash dividends declared divided by net income (loss).

EARNINGS TO INTEREST
Income (loss) before income taxes, extraordinary items and accounting changes plus interest expense divided by total interest cost (interest expense plus capitalized interest). In the 1997, 1996, 1995, 1994, and 1993 calculations, respectively, the $19 million, $20 million, $37 million, $33 million and $29 million cost of the accounts receivable sale program was included in interest expense.

CASH FLOW TO INTEREST
Cash provided by operations plus interest expense divided by total interest cost (interest expense plus capitalized interest). In the 1995 and 1993 calculations, respectively, cash provided by operations excludes $(350) million and $(100) million from the accounts receivable sale program. In the 1997, 1996, 1995, 1994 and 1993 calculations, respectively, the $19 million, $20 million, $37 million, $33 million and $29 million cost of the accounts receivable sale program was included in interest expense.

EFFECTIVE INCOME TAX RATE
Provision (benefit) for income taxes divided by income (loss) before income taxes, extraordinary items and accounting changes.

SELECTED FINANCIAL DATA - OPERATIONS
Georgia-Pacific Corporation--Georgia-Pacific Group


                                  Year ended December 31
                          -------------------------------------
(Dollar amounts, except
 per share, and shares
 are in millions)              1997     1996     1995     1994
----------------------------------------------------------------
Operations
Net sales                  $12,968  $12,901   $14,195  $12,624
----------------------------------------------------------------
Costs and expenses
 Cost of sales, excluding
   depreciation and cost
   of timber harvested
   shown below              10,672   10,225    10,138    9,812
 Selling, general and
   administrative            1,137    1,354     1,328    1,157
 Depreciation and cost
   of timber harvested         910      880       871      868
 Interest                      381      354       321      372
 Other (income) loss          (14)        -         -     (57)
----------------------------------------------------------------
Total costs and expenses    13,086   12,813    12,658   12,152
----------------------------------------------------------------
Income (loss) before income
 taxes, extraordinary
 items and accounting
 changes                     (118)       88     1,537      472
Provision (benefit) for
 income taxes                 (32)       54       616      207
----------------------------------------------------------------
Income (loss) before
 extraordinary items
 and accounting changes       (86)       34       921      265
Extraordinary items and
 accounting changes, net
 of taxes                     (60)      (5)         -     (16)
----------------------------------------------------------------
Net income (loss)          $ (146)  $    29   $   921  $   249
================================================================
Cash provided by
 operations*               $   900  $ 1,047   $ 1,685  $   921
================================================================
Other statistical data
Basic and diluted per share
 Income (loss) before
  extraordinary items and
  accounting changes       $ (.94)
Extraordinary items and
 accounting changes, net of
 taxes                       (.66)
----------------------------------------------------------------
 Net income (loss)         $(1.60)
================================================================
Dividends declared
 per share                 $  1.00  $   1.00  $  .95   $   .80
Average shares of stock
 outstanding, basic and
 diluted                      91.4
Cash dividends to earnings (63.0)%    100%+      9.3%    28.9%
Earnings to interest            .7      1.2       5.0      2.2
Cash flow to interest          3.3      3.6       5.6      3.4
Effective income tax rate    27.1%    61.4%     40.1%    43.9%
================================================================


                           Year ended December 31
                    -------------------------------------
(Dollar amounts,
 except per share,
 and shares
 are in millions)              1993
----------------------------------------------------------------
Operations
Net sales                  $12,157
----------------------------------------------------------------
Costs and expenses
 Cost of sales, excluding
   depreciation and cost
   of timber harvested,
   shown below               9,626
 Selling, general and
   administrative            1,212
 Depreciation and cost
   of timber harvested         911
 Interest                      429
 Other (income) loss            26
----------------------------------------------------------------
Total costs and expenses    12,204
----------------------------------------------------------------
Income (loss) before income
 taxes, extraordinary items
 and accounting changes       (47)
Provision (benefit) for
 income taxes                   14
----------------------------------------------------------------
Income (loss) before
 extraordinary items
 and accounting changes       (61)
Extraordinary items and
 accounting changes, net
 of taxes                     (16)
----------------------------------------------------------------
Net income (loss)          $  (77)
================================================================
Cash provided by
 operations*               $  498
================================================================
Other statistical data
Basic and diluted per share
Income (loss) before
  extraordinary items and
  accounting changes
Extraordinary items and
 accounting changes, net of
 taxes
----------------------------------------------------------------
 Net income (loss)
================================================================
Dividends declared
 per share                 $  .80
Average shares of stock
 outstanding, basic and diluted
Cash dividends to earnings (92.2)%
Earnings to interest            .9
Cash flow to interest          2.4
Effective income tax rate  (29.8)%
================================================================



* Excludes the accounts receivable sale program.


SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR
Georgia-Pacific Corporation--Georgia-Pacific Group

BOOK VALUE PER COMMON SHARE
Shareholders' equity divided by shares of stock outstanding as of the end of the year.

TOTAL DEBT TO CAPITAL, BOOK BASIS
Total debt divided by the sum of total debt, deferred income taxes, other long-term liabilities and shareholders' equity as of the end of the year. Total debt includes bank overdrafts, commercial paper and short-term notes, current portion of long-term debt, long-term debt and accounts receivable sold.

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

SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR
Georgia-Pacific Corporation--Georgia-Pacific Group


                                    Year ended December 31
                              -----------------------------------
(Dollar amounts, except per share,
 and shares are in millions)      1997     1996     1995     1994
-----------------------------------------------------------------
Financial position, end of year
Current assets                  $2,911   $2,611   $2,589  $ 1,979
Timber contracts                    71       58       81       71
Property, plant and
 equipment                       6,277    6,535    5,986    5,464
Goodwill                         1,599    1,658    1,714    1,773
Other assets                       921      630      617      233
-----------------------------------------------------------------
Total assets                    11,779   11,492   10,987    9,520
-----------------------------------------------------------------
Current liabilities              2,698    2,200    1,616    2,012
Long-term debt                   3,057    3,340    3,479    2,836
Other long-term liabilities      1,542    1,272    1,199      823
Deferred income taxes              959      987      967    1,012
-----------------------------------------------------------------
Total liabilities                8,256    7,799    7,261    6,683
-----------------------------------------------------------------
Shareholders' equity            $3,523   $3,693   $3,726  $ 2,837
-----------------------------------------------------------------
Working capital                 $  213   $  411   $  973  $  (33)
-----------------------------------------------------------------

Other statistical data
Property, plant and equipment
 investments (including
 acquisitions)                  $  715   $1,418   $1,253  $   843
Proprty, plant and equipment
 investments (excluding
 acquisitions)                     715    1,055    1,253      843
Timber & timberland purchases      131       94      182      174
Per share (December 17 through
 (December 31)
 Market price: High              64.00
               Low               59.00
               Year-end          60.75
 Book value                      38.19
Shares of stock outstanding at
 year end                         92.2
Total debt to capital,
 book basis                      43.1%    44.2%    42.3%    48.9%
Total debt to capital,
 market basis                    44.7%
Current ratio                      1.1      1.2      1.6      1.0
================================================================



                          Year ended December 31
                    -----------------------------------
(Dollar amounts,
 except per share,
 and shares are in millions)      1993
-----------------------------------------------------------------
Financial position, end of year
Current assets                  $1,640
Timber contracts                    79
Property, plant and
 equipment                       5,427
Goodwill                         1,832
Other assets                       216
-----------------------------------------------------------------
Total assets                     9,194
-----------------------------------------------------------------
Current liabilities              1,815
Long-term debt                   3,025
Other long-term liabilities        826
Deferred income taxes              921
-----------------------------------------------------------------
Total liabilities                6,587
-----------------------------------------------------------------
Shareholders' equity            $2,607
-----------------------------------------------------------------
Working capital                 $(175)
-----------------------------------------------------------------

Other statistical data
Property, plant and equipment
 investments (including
 acquisitions)                  $  414
Property, plant and equipment
 investments (excluding
 acquisitions)                     414
Timber & timberland purchases      204
Per share (December 17 through
 December 31)
 Market price: High
        Low
        Year-end
 Book value
Total debt to capital,
 book basis                      50.1%
Total debt to capital,
 market basis
Current ratio                       .9
=================================================================




GEORGIA PACIFIC CORPORATION-THE TIMBER COMPANY-ANNUAL REPORT
 EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
THE TIMBER COMPANY

The Timber Company consists of approximately 5.8 million acres of timberlands owned or leased by Georgia-Pacific Corporation (the "Corporation"), together with related facilities and equipment. The accompanying financial statements present the historical results of operations and financial condition of the timberlands and operations that compose The Timber Company. Historically, The Timber Company grew and sold timber and wood fiber, substantially all of which was sold to the Corporation's manufacturing facilities which now constitute the Georgia-Pacific Group. As more fully described in Note 10 of The Timber Company's Notes to Combined Financial Statements, The Timber Company and the Georgia-Pacific Group have negotiated an operating policy governing future sales of timber and wood fiber.
    The Timber Company's harvest volumes in 1996 and 1997 were above initial plan levels and actual 1995 harvest levels predominantly due to accelerated harvests in the mid-South Central United States. This was a result of the Corporation's strategy to ensure continuous mill operations during abnormally wet weather conditions, which impaired open market wood availability and mill inventories, as well as continued strong lumber prices. In the near term, harvests are expected to decline from levels experienced in 1996 and 1997, but should remain approximately 5-10% above 1995 levels.
    The operations of The Timber Company, and its financial results, are affected by a number of factors, including prices for timber and wood fiber generally; selling prices for manufactured wood products, including lumber, structural panels and other wood products; supplies of timber and wood fiber from other wood sources in the United States and competition for these raw materials; and seasonal factors such as weather. The demand for lumber and other wood products is in turn affected by demand for residential housing construction and, to a lesser extent, home remodeling activity. Environmental concerns, particularly in the Western United States, have significantly reduced the availability of timber, especially from government-owned lands, and raised prices because of higher costs of managing and harvesting timberlands. Increasing environmental concerns could lead to further tightening of timber supplies in the foreseeable future.
    Selected financial data for The Timber Company is shown in the table below.

SELECTED SALES DATA
Georgia-Pacific Corporation-The Timber Company



                                       Year ended December 31
                                         ------------------
(In millions)                         1997     1996     1995
------------------------------------------------------------
Net Sales
Southern softwood
 sawtimber                         $   281  $   251  $   195
Western softwood
 sawtimber                             118      144      176
Softwood pulpwood                       77       88       68
Hardwood sawtimber                      20       14       10
Hardwood pulpwood                       29       23       22
Other                                   26       27       22
------------------------------------------------------------
 Total net sales                   $   551  $   547  $   493
==============================================================
Volume (in thousand tons)
Southern softwood
 sawtimber                         $ 5,986  $ 6,003  $ 4,430
Western softwood
 sawtimber                           1,539    1,891    2,096
Softwood pulpwood                    5,118    5,492    4,804
Hardwood sawtimber                     397      415      320
Hardwood pulpwood                    2,572    2,359    2,147
------------------------------------------------------------
 Total volume                      $15,612  $16,160  $13,797
==============================================================
Selling prices (per ton)
Southern softwood
 sawtimber                         $    47  $    42  $    44
Western softwood
 sawtimber                              77       76       84
Softwood pulpwood                       15       16       14
Hardwood sawtimber                      50       34       31
Hardwood pulpwood                       11       10       10
------------------------------------------------------------
 Weighted average price            $    34  $    32  $    34
==============================================================



     The Timber Company also is engaged in certain businesses related to the ownership and management of timberlands, including real estate development, the sale of minerals and mineral rights, and the sale of hunting leases. Revenues from those activities are presented in the table below.

Georgia-Pacific Corporation-The Timber Company

                                       Year ended December 31
                                         ------------------
(In millions)                         1997     1996     1995
------------------------------------------------------------
Other Net Sales
Hunting leases                     $    11  $     9  $     9
 Real estate                             8       10        7
Minerals                                 6        7        6
Other                                    1        1        -
------------------------------------------------------------
 Total                             $    26  $    27  $    22
==============================================================


1997 COMPARED WITH 1996
The Timber Company reported net sales of $551 million and net income of $215 million in 1997, compared with net sales of $547 million and net income of $127 million in 1996. The 1997 results included a $114 million pretax gain from the sale of 127,000 acres of timberlands located near Martell, California. As a percentage of The Timber Company's total net sales, sales from the Martell timberlands were 6% in 1996 and 1995. There were no sales from the Martell timberlands in 1997, and the operating profits from those timberlands were not significant for any of the years presented on the financial statements.
    Harvesting from the timberlands in 1997 continued to be consistent with the relatively high levels experienced in 1996. However, harvests trailed off slightly during the fourth quarter, particularly for Southern softwood sawtimber, which is used principally in making plywood and lumber. Unusually wet weather in the early part of the year reduced the accessibility of other suppliers' timber, thus increasing the demand for timber from The Timber Company.
    Excluding the gain on the Martell sale, earnings before interest and taxes increased $10 million to $323 million in 1997, compared with $313 million in 1996. The increase is primarily the result of a 12% increase in Southern sawtimber prices. Other prices remained stable throughout the year with the exception of hardwood sawtimber, which increased due in large part to the mix of hardwood sawtimber harvested (e.g., a higher proportion of more expensive, high-grade sawtimber being harvested).
    Selling, general and administrative expense ("SG&A") was $43 million in 1997 (including an unusual charge of $3 million related to information systems write-offs), compared with $45 million in 1996. The Timber Company conducted an extensive review of its overhead and administrative activities during late 1996 and early 1997. As a result, The Timber Company's annual direct and indirect overhead declined by approximately $5 million during 1997.
    Interest expense declined 20% to $84 million in 1997, compared with $105 million in 1996. The primary reason for the decline was a lower level of debt, which resulted from applying the $270 million proceeds from the sale of the Martell timberlands.


LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES. The Timber Company generated cash from operations of $212 million during 1997. The Timber Company's cash provided by operations in 1996 was $166 million.

INVESTING ACTIVITIES. Timber and timberland investments during 1997 were $51 million. Investments in 1996 totaled $48 million. The Timber Company expects to invest approximately $50 million in 1998 without considering the cost of any acquisitions.
    During 1997, The Timber Company received $278 million of proceeds from sales of assets. This amount included $270 million of proceeds from the sale of the Martell timberlands on March 31, 1997. The timberlands were sold following a determination that they no longer fit The Timber Company's long-term strategy.

FINANCING ACTIVITIES. After the payment of dividends of $92 million in 1997, the remaining cash flow of $345 million in 1997 was applied to reduce The Timber Company's debt.
    At December 31, 1997 and 1996, the Corporation's total debt was $5.5 billion and $5.9 billion, respectively. At December 31, 1997 and 1996, $4.5 billion and $4.6 billion, respectively, of such total debt was Georgia-Pacific Group's debt, and $971 million and $1.3 billion, respectively, was The Timber Company's debt. The decrease was primarily attributable to the proceeds received from the sale of the Martell timberlands. The debt of The Timber Company bears interest at a rate equal to the weighted average rate of the Corporation's total debt, calculated on a quarterly basis. The weighted average interest rate on the Corporation's total debt at December 31, 1997 was 7.8% including outstanding interest rate exchange agreements. In the future, The Timber Company's debt will increase or decrease by the amount of any cash provided by or used for its operating activities, investing activities, dividend payments, share repurchases or issuances and other (nondebt-related) financing activities. See Note 1 of the Notes to Combined Financial Statements for further discussion of financial activities.
    The amount of the Corporation's debt and accounts receivable shown on the balance sheet at December 31, 1996 does not include $350 million of proceeds from the accounts receivable sale program. That amount, although not reflected on the balance sheet, was considered part of the Corporation's total debt at December 31, 1996, under the assumption that at the end of the program the proceeds will be replaced by debt. In the 1997 first quarter, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." As a result, the accounts receivable sale program is accounted for as a secured borrowing effective January 1, 1997. The $280 million of receivables outstanding under the program at December 31, 1997 and the corresponding debt are included as current receivables and short-term debt, respectively, on the Corporation's balance sheet. The fees associated with the program are included in interest expense for all years.
    In conjunction with the sale of the Corporation's Martell, California, operations in March 1997, the Corporation received notes receivable from the purchaser in the amount of $270 million for the timberlands of The Timber Company. These notes are included in "Other assets" on the Corporation's balance sheet at December 31, 1997. In April 1997, the Corporation monetized these notes receivable through the issuance of notes payable in a private placement. These proceeds were used to reduce The Timber Company's debt. Proceeds from the notes receivable will be used to fund payments required for the notes payable, which are classified as "Other long-term liabilities" on the Corporation's balance sheet. These transactions with respect to The Timber Company are reflected as "Proceeds from sales of assets" on the statements of cash flows of The Timber Company.
    At December 31, 1997, the Corporation had outstanding borrowings of $659 million under certain industrial revenue bonds. Approximately $16 million from the issuance of these bonds is being held by trustees and is restricted for the construction of Georgia-Pacific Group capital projects, and $15 million is held by trustees to refund a like amount of bonds maturing on January 2, 1998. Amounts held by trustees are classified as noncurrent assets on the Corporation's balance sheets.
    The Corporation has a $1.5 billion unsecured revolving credit facility that is used for direct borrowings and as support for commercial paper and other short-term borrowings. As of December 31, 1997, $879 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
    The Corporation's senior management establishes parameters of the Corporation's financial risk. Hedging interest rate exposure through the use of swaps and options, and hedging foreign exchange exposure through the use of forward contracts, are specifically contemplated to manage risk in keeping with management policy. Derivative instruments such as swaps, forwards, options or futures, which are based directly or indirectly upon interest rates, currencies, equities and commodities, may be used by the Corporation to manage and reduce the risk inherent in price, currency and interest rate fluctuations.
    The Corporation does not utilize derivatives for speculative purposes. Derivatives are transaction-specific so that a specific debt instrument, contract or invoice determines the amount, maturity and other specifics of the hedge. Counterparty risk is limited to institutions with long-term debt ratings of A or better.
    The table below presents principal (or notional) amounts and related weighted average interest rates by year of expected maturity for the Corporation's debt obligations. For obligations with variable interest rates, the table sets forth payout amounts based on current rates and does not attempt to project future interest rates.



(In millions)                         1998    1999   2000    2001
------------------------------------------------------------

Debt
Commercial paper and other
short-term notes                         -       -      -       -
Average interest rates                   -       -      -       -
Notes and debentures                 $ 817       -      -       -
Average interest rates                8.0%       -      -       -
Revenue bonds                        $  36   $   9  $  16   $   1
Average interest rates                4.3%    4.5%   4.4%    6.5%
Other loans                              -       -  $  13       -
Average interest rates                   -       -   7.9%       -
Accounts receivable sale program         -       -      -       -
Average interest rates                   -       -      -       -
Notional principal amount of
interest rate exchange
agreements                           $ 320   $  56  $ 100       -
Average interest rate paid
(fixed)                               9.4%    8.8%   8.4%       -
Average interest rate received
(variable)                            5.8%    5.7%   5.9%       -
------------------------------------------------------------



                                                            Fair value
                                                           December 31,
(In millions)                        2002  Thereafter Total   1997
------------------------------------------------------------

Debt
Commercial paper and other
short-term notes                         -   $ 621  $ 621   $ 621
Average interest rates                   -    6.4%   6.4%    6.4%
Notes and debentures                 $ 300   $2,600 $3,717  $4,055
Average interest rates               10.0%    8.7%   8.7%    8.7%
Revenue bonds                        $  75   $ 522  $ 659   $ 637
Average interest rates                5.0%    5.0%   4.9%    4.9%
Other loans                              -       -  $  13   $  13
Average interest rates                   -       -   7.9%    7.9%
Accounts receivable sale program         -   $ 280  $ 280   $ 280
Average interest rates                   -    6.1%   6.1%    6.1%
Notional principal amount of
interest rate exchange
agreements                               -       -  $ 476   $  10
Average interest rate paid
(fixed)                                  -       -   9.0%    9.0%
Average interest rate received
(variable)                               -       -   5.8%    5.8%
------------------------------------------------------------


The Corporation has the intent and ability to refinance commercial paper, other short-term notes and the accounts receivable sale program as they mature. Therefore, maturities of these obligations are reflected as cash flows expected to be made after 2002.

At December 31, 1997, the Corporation had interest rate exchange agreements that effectively converted $476 million of floating rate obligations with a weighted average interest rate of 5.8% to fixed rate obligations with an average effective interest rate of approximately 9.0%. These agreements increased interest expense by $16 million, $17 million and $20 million for the three years ended December 31, 1997, 1996 and 1995, respectively. These agreements have a weighted average maturity of approximately 1.1 years. As of December 31, 1997, the Corporation's total floating rate debt exceeded related interest rate exchange agreements by $1.3 billion.
    The Corporation also enters into foreign currency exchange agreements, the amounts of which were not material to the financial position of The Timber Company at December 31, 1997.
    As of December 31, 1997, the Corporation had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the Securities and Exchange Commission.
    The Corporation's Board of Directors (the "Board") has adopted a policy that earnings and cash flow generated from the businesses of the Georgia-Pacific Group or The Timber Company will be used only for reinvestment in the business of the group generating such earnings and related cash flows; for repayment of its debt; or for payment of dividends on, or the repurchase of shares of, the class of common stock reflecting such group's performance. Funds of one group will not be loaned to or otherwise invested in the business of the other group.
    The Timber Company expects to buy and sell timberlands as part of a continuing effort to improve its competitive position. It is also expected that proceeds from sales of timberlands by The Timber Company will be used by it either to fund the purchase of other timberlands that, due to location or species mix, are more desirable, or to reduce debt or return cash to holders of The Timber Company stock, in the form of either dividends or stock repurchases. The cost of timberland purchases or the proceeds from timberland sales could be material to the results of operations and financial condition reported for The Timber Company in a particular quarter or year.
    In January 1998, the Board authorized management to make purchases of The Timber Company stock on the open market or in private transactions so long as The Timber Company's total debt remains below $1.0 billion and the Corporation's debt remains below $5.75 billion. Depending on operating and financial considerations, debt levels of the Corporation and of The Timber Company may from time to time be above or below these thresholds. No share repurchases of The Timber Company stock were made in 1997.
    In 1998, The Timber Company expects its cash flow from operations, together with proceeds from any sales of assets and available financing sources, to be sufficient to fund planned capital investments, pay dividends and make scheduled debt repayments.

OTHER. The Timber Company employs approximately 500 people of which there is not a significant number of union employees.
    In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. The Timber Company adopted SFAS No. 128 in the 1997 fourth quarter. The per share amounts reported under SFAS No. 128 are not materially different from those calculated and presented under APB Opinion No. 15.
    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Timber Company will be required to adopt SFAS No. 130 in 1998.
    Also in June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 requires companies to determine reporting segments based on the manner in which management makes decisions about allocating resources to segments and measuring their performance. The Timber Company will be required to adopt SFAS No. 131 in 1998, but is not expected to be impacted significantly as The Timber Company is not expected to have any reportable segments under SFAS No. 131.
    The Timber Company does not expect to incur significant costs during the next two years to address the impact of the so-called Year 2000 problem on its information systems. The Year 2000 problem, which is common to most businesses, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date-sensitive information on and beyond January 1, 2000.
    For a discussion of commitments and contingencies, see Note 9 of the Notes to Combined Financial Statements.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. The statements under this "Management's Discussion and Analysis" and other statements contained herein that are not historical facts, including statements regarding The Timber Company's projections concerning harvest plans and timber prices, and its expectations regarding future demand for timber, levels of environmental regulation and the effects thereof on future timber supplies and prices, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. In addition to the risks, uncertainties and assumptions discussed elsewhere herein, factors that could cause or contribute to actual results differing materially from such forward-looking statements include the following: acquisitions or divestitures of material timberland acreage by The Timber Company; management's ability to realize present expectations for future timber growth and product yield responses to various forestry practices; the effect on The Timber Company of government, legislative and environmental restrictions; catastrophic losses from fires, floods, windstorms, earthquakes, volcanic eruptions, insect infestations or diseases; material variations in regional market demand for timber products; fluctuations in interest rates; and other risks, uncertainties and assumptions discussed in the Corporation's Registration Statement No. 333-35813 dated November 7, 1997 and the Corporation's current report on Form 8-K dated October 17, 1996.

1996 COMPARED WITH 1995
The Timber Company reported net sales of $547 million and net income of $127 million for 1996, compared with net sales of $493 million and net income of $97 million in 1995.
    Earnings before interest and taxes increased $42 million to $313 million in 1996, compared with $271 million in 1995. Increased sales and net income were primarily a result of a 17% increase in harvest volumes, partially offset by a 5% decline in prices for Southern softwood sawtimber. Volumes of principal grades of timber sold increased sharply in 1996 compared to 1995 as the Corporation elected to harvest larger amounts of all principal wood types from its own timberlands, as opposed to purchasing them from third parties. Harvest volumes in 1996 were above initial plan levels and actual 1995 harvest levels predominantly due to accelerated harvests in late 1996 in the mid-South Central United States.
    Other revenue in 1996 exceeded 1995 by $5 million, as a result of a $5 million bulk sale of property at the Dunes West real estate development. Cost of sales, excluding depreciation and cost of timber harvested, increased by $10 million, up 8% from 1995, as a result of increased silviculture activity. Interest expense declined by $6 million from 1995, due to lower debt levels and interest rates.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of
Directors of Georgia-Pacific Corporation:

    We have audited the accompanying combined balance sheets of the Georgia-Pacific Corporation -The Timber Company (as described in Note 1) as of December 31, 1997 and 1996 and the related combined statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Georgia-Pacific Corporation -The Timber Company as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Atlanta, Georgia
February 6, 1998


COMBINED STATEMENTS OF INCOME
Georgia-Pacific Corporation-The Timber Company

                                       Year ended December 31
                                       ---------------------
(In millions, except per
 share amounts)                       1997     1996     1995
---------------------------------------------------------------
Net sales
Timber--Georgia-Pacific Group        $ 425   $  424  $   375
Timber--third parties
 Delivered                              87       89       89
 Stumpage                               13        7        7
Other                                   26       27       22
---------------------------------------------------------------
Total net sales                        551      547      493
---------------------------------------------------------------
Costs and expenses
Cost of sales, excluding
 depreciation and cost of
 timber harvested shown below          137      132      122
Selling, general and
 administrative                         43       45       45
Depreciation and cost of timber
 harvested                              48       57       55
Interest                                84      105      111
Other (income)--Martell sale         (114)        -        -
---------------------------------------------------------------
Total costs and expenses               198      339      333
---------------------------------------------------------------
Income before income taxes             353      208      160
Provision for income taxes             138       81       63
---------------------------------------------------------------
Net income                           $ 215   $  127  $    97
===============================================================
Basic per share:
Net income                           $2.35
Diluted per share:
Net income                           $2.33
===============================================================
Average number of shares
outstanding
   Basic                              91.4
   Diluted                            92.1
===============================================================



The accompanying notes are an integral part of these financial statements.


COMBINED STATEMENTS OF CASH FLOWS
Georgia-Pacific Corporation-The Timber Company


                                        Year ended December 31
                                        ----------------------
(In millions)                         1997     1996     1995
---------------------------------------------------------------
Cash flows from operating
  activities
Net income                           $ 215   $  127  $    97
Adjustments to reconcile net income
to cash provided by operations:
Depreciation and
 cost of timber harvested               48       57       55
Deferred income taxes                   66      (6)        2
Other income                         (114)        -        -
Gain on sales of assets               (12)     (16)     (12)
Change in other working capital          1      (1)      (1)
Other                                    8        5      (2)
---------------------------------------------------------------
Cash provided by operations            212      166      139
---------------------------------------------------------------
Cash flows from investing
activities
Machinery and equipment
 investments                           (2)      (4)      (6)
Timber and timberland investments     (51)     (48)     (62)
Proceeds from sales of assets          278       27       24
---------------------------------------------------------------
Cash provided by(used for)
investing activities                   225     (25)     (44)
---------------------------------------------------------------
Cash flows from financing activities
(Repayments of) additions to debt    (345)     (49)      (8)
Cash dividends paid                   (92)     (92)     (87)
---------------------------------------------------------------
Cash (used for) financing activities (437)    (141)     (95)
---------------------------------------------------------------
Increase (decrease) in cash              -        -        -
Balance at beginning of year             -        -        -
---------------------------------------------------------------
Balance at end of year               $   -   $    -  $     -
===============================================================



The accompanying notes are an integral part of these financial statements.

COMBINED BALANCE SHEETS
Georgia-Pacific Corporation-The Timber Company


                                                December 31
                                            ------------------

(In millions, except shares
 and per share amounts)                        1997     1996
---------------------------------------------------------------
Assets
Timber and timberlands
Timberlands                                  $  302  $   307
Fee Timber                                      608      772
Reforestation                                   182      154
Other                                            30       46
---------------------------------------------------------------
Total timber and
timberlands                                   1,122    1,279
---------------------------------------------------------------
Machinery and equipment,
less accumulated depreciation
of $42 and $45, respectively                     20       25
Investment in real estate
held for development
and sale                                         22       17
Other Assets                                      7        5
---------------------------------------------------------------
Total Assets                                 $1,171  $ 1,326
===============================================================


                                                December 31
                                            -----------------
                                               1997     1996
---------------------------------------------------------------
Liabilities and shareholders' equity
Debt                                         $  971  $ 1,316
Other liabilities                                 9        8
Deferred income
 tax liabilities                                240      174
---------------------------------------------------------------
Total liabilities                             1,220    1,498
---------------------------------------------------------------
Commitments and contingencies

Shareholders' equity                           (49)    (172)
---------------------------------------------------------------
Total liabilities
and shareholders' equity                     $1,171  $ 1,326
===============================================================


The accompanying notes are an integral part of these financial statements.


COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
Georgia-Pacific Corporation-The Timber Company


                                  Year ended December 31
                                  ----------------------
(In millions)                     1997    1996     1995
---------------------------------------------------------------
Shareholders' equity balance,
beginning of year               $(172)   $(207)  $(217)
Net income                         215     127       97
Cash dividends paid               (92)    (92)     (87)
---------------------------------------------------------------
Shareholders' equity balance,
end of year                     $ (49)   $(172)  $(207)
===============================================================


The accompanying notes are an integral part of these financial statements.

GEORGIA-PACIFIC CORPORATION-THE TIMBER COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. Georgia-Pacific Corporation, a Georgia corporation (the "Corporation"), is broadly engaged in two lines of business: the manufacture and sale of a wide variety of pulp and paper products (including pulp, communication papers, containerboard, packaging and tissue products) and manufactured building products (including plywood, oriented strand board, various industrial wood products, and softwood and hardwood lumber as well as certain nonwood products including gypsum board and chemicals); and the growing of timber and wood fiber on approximately 5.8 million acres of timberlands that the Corporation owns or leases. In 1997, these timberlands supplied approximately 25% of the overall timber and wood fiber requirements of the Corporation's manufacturing facilities.
    On December 16, 1997, shareholders of the Corporation approved the creation of two classes of common stock intended to reflect separately the performance of the Corporation's manufacturing and timber businesses (the "Letter Stock Recapitalization"). The Corporation's Articles of Incorporation (the "Articles") were amended and restated (the "Restated Articles") to (i) create a new class of stock designated as Georgia-Pacific Corporation -Timber Group common stock, 80 cents par value per share ("The Timber Company stock"), consisting of 250 million authorized shares; (ii) redesignate each authorized share of the Corporation's common stock, 80 cents par value per share (the "Existing Common Stock") as, and convert each share into, one share of Georgia-Pacific Corporation - Georgia-Pacific Group common stock, 80 cents par value per share (the "Georgia-Pacific Group stock"); (iii) increase the number of shares of Georgia-Pacific Group stock authorized for issuance from 150 million shares to 400 million shares; and (iv) authorize the distribution of one share of The Timber Company stock for each outstanding share of Georgia-Pacific Group stock (the "Distribution").
    The Corporation's manufacturing and timber businesses are referred to hereinafter as the "Georgia-Pacific Group" and "The Timber Company," respectively, or collectively as the "groups."
    The Georgia-Pacific Group is a manufacturer and distributor of building products as well as a producer of pulp and paper products. The Georgia-Pacific Group includes a procurement function that is responsible for purchasing timber and wood fiber for all of the Group's manufacturing facilities. The Timber Company is engaged primarily in the growing and selling of timber.
    The Corporation has presented financial statements of the groups at substantially the same level of detail as those of the Corporation to allow investors to properly evaluate the financial condition and results of operations of each business. It is the Corporation's expectation that investors will use the groups' combined financial information in conjunction with the Corporation's consolidated financial information to assist them in making informed financial decisions relative to the acquisition or disposition of shares of each class of stock.
    The financial statements of the groups compose all of the accounts included in the corresponding consolidated financial statements of the Corporation. The separate financial statements of the Georgia-Pacific Group and The Timber Company have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the historical balance sheets, results of operations and cash flows for each of the groups, with all significant intragroup transactions and balances eliminated; (ii) in the case of The Timber Company's financial statements, assets and liabilities of the Corporation and related transactions identified with The Timber Company, including allocated portions of the Corporation's debt and SG&A; and (iii) in the case of the Georgia-Pacific Group's financial statements, all other assets and liabilities and related transactions of the Corporation, including allocated portions of the Corporation's debt and SG&A. Intergroup timber sales between the Georgia-Pacific Group and The Timber Company have not been eliminated on either group's financial statements.
    Notwithstanding the allocation of assets and liabilities (including contingent liabilities) and shareholders' equity between the Georgia-Pacific Group and The Timber Company for the purpose of preparing the respective financial statements of each group, holders of Georgia-Pacific Group stock and The Timber Company stock are shareholders of the Corporation and will continue to be subject to all of the risks associated with an investment in the Corporation and all of its businesses, assets and liabilities. The allocation of assets and liabilities and change in the equity structure of the Corporation resulting from the Letter Stock Recapitalization did not result in a transfer or spin-off of any assets or liabilities of the Corporation, or otherwise affect ownership of any assets or responsibility for the liabilities of the Corporation or any of its subsidiaries. As a result, the Letter Stock Recapitalization does not affect the rights of holders of the Corporation's or any of its subsidiaries' debt.
    Holders of Georgia-Pacific Group stock and The Timber Company stock have only the rights customarily held by common shareholders of the Corporation and do not have any rights related to their corresponding group except as set forth in provisions relating to dividend and liquidation rights and requirements for a mandatory dividend, redemption or conversion upon the disposition of assets of their corresponding group, or have any right to vote on matters as a separate voting group other than in limited circumstances as provided under Georgia law or by stock exchange rules. The relative voting power of Georgia-Pacific Group stock and The Timber Company stock will fluctuate from time to time, with each share of Georgia-Pacific Group stock having one vote and each share of The Timber Company stock having a number of votes based upon the ratio, over a specified period prior to any shareholder vote, of the time-weighted average market values of one share of The Timber Company stock and of one share of Georgia-Pacific Group stock. This formula is intended to give each class of common stock a number of votes proportionate to its aggregate market capitalization at the time of any vote. Accordingly, changes in the market value of Georgia-Pacific Group stock and The Timber Company stock will affect their relative voting rights. As of December 31, 1997, the holders of Georgia-Pacific Group stock had a substantial majority of the voting power of the Corporation.
    Financial effects arising from either group that affect the Corporation's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the common stock relating to the other group. Any net losses of the Georgia-Pacific Group or The Timber Company and dividends or distributions on, or repurchases of, Georgia-Pacific Group stock or The Timber Company stock will reduce the assets of the Corporation legally available for payment of dividends on both Georgia-Pacific Group stock and The Timber Company stock.
    The Board may, in its sole discretion, determine to convert shares of the class of common stock related to one group into the class of the common stock related to the other group at any time at a 15% premium, or at a 10% premium in the case of certain dispositions of all or substantially all of the properties or assets of the group whose stock is being converted. Any conversion at any premium would dilute the interests in the Corporation of the holders of the class of common stock being issued in the conversion. In addition, any such conversion of a class of common stock into another class of common stock would preclude holders of both classes of common stock from retaining their investment in a security that is intended to reflect separately the performance of the relevant group.
    The management and accounting policies applicable to the preparation of the financial statements of the Georgia-Pacific Group and The Timber Company may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board at any time without approval of the shareholders.
    The Timber Company's combined financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The Timber Company's combined financial statements should be read in conjunction with the Corporation's consolidated financial statements and the Georgia-Pacific Group's combined financial statements.

FINANCIAL ACTIVITIES. At June 30, 1997, $1.0 billion of the Corporation's total debt was allocated to The Timber Company for financial statement purposes, and the balance of the Corporation's total debt was allocated to the Georgia-Pacific Group. For periods ended prior to June 30, 1997, the amount of debt on the respective balance sheets was adjusted to reflect debt repayments or additions as reported in the accompanying statements of cash flows for the groups between those dates and June 30, 1997. The Corporation's debt was allocated between the groups based upon a number of factors including expected future cash flow, volatility of earnings, and the ability to pay debt service and dividends. In addition, the Corporation considered certain measures of creditworthiness, such as coverage ratios and various tests of liquidity, as a means of ensuring that each group could continue to pay debt service during a business downcycle. Management believes that such allocation is equitable and reasonable.
    At December 31, 1997, $971 million of the Corporation's debt was The Timber Company's and $4.5 billion was the Georgia-Pacific Group's. The Corporation has not allocated specific debt securities or instruments to either group. The debt of each group bears interest at a rate equal to the weighted average interest rate of all of the Corporation's debt calculated on a quarterly basis. Expenses related to the debt are reflected in the weighted average interest rate. Management believes that this method of allocation of the cost of debt is equitable and provides a reasonable estimate of the cost attributable to the groups.
    Each group's debt will increase or decrease by the amount of any net cash generated by, or required to fund, the group's operating activities, investing activities, dividend payments, share repurchases and other financing activities. Interest will be charged to each group in proportion to the respective amount of each group's debt. Changes in the cost of the Corporation's debt will be reflected in adjustments to the weighted average interest cost of such debt. Dividend costs with respect to any preferred stock issued by the Corporation will be charged in a similar manner.

ALLOCATION OF SHARED SERVICES. A portion of the Corporation's shared SG&A (such as executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning, information systems support and environmental services) has been allocated to The Timber Company based upon identification of such services specifically used by The Timber Company. Where determinations based on specific usage alone have been impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to The Timber Company. These methods consisted of allocating costs based on (i) number of employees of each group, (ii) percentage of office space of each group and (iii) estimated percentage of staff time allocable to each group. The total of these allocations was $7 million, $7 million and $6 million in 1997, 1996 and 1995, respectively. It is not practicable to provide a detailed estimate of the expenses that would be recognized if The Timber Company were a separate legal entity.

ALLOCATION OF EMPLOYEE BENEFITS. A portion of the Corporation's employee benefit costs, including pension and postretirement health care and life insurance benefits, has been allocated to The Timber Company. The Timber Company's pension cost related to its participation in the Corporation's noncontributory defined benefit pension plan, and other employee benefit costs related to its participation in the Corporation's postretirement health care and life insurance plans, are actuarially determined based on the number of its employees and an allocable share of the plan assets and are calculated in accordance with SFAS No. 87 and SFAS No. 106, respectively. Management believes such method of allocation is equitable and provides a reasonable estimate of the cost attributable to The Timber Company.
    Since plan assets are not segregated into separate accounts or restricted to providing benefits to employees of The Timber Company, assets of the Corporation's employee benefit plans may be used to provide benefits to employees of both the Georgia-Pacific Group and The Timber Company. Plan assets have been allocated to The Timber Company based on the percentage of its projected benefit obligation to the plans' total projected benefit obligations.
    The discussion of The Timber Company's retirement plans (Note 7 of the Notes to Combined Financial Statements) should be read in conjunction with the Corporation's consolidated financial statements and notes thereto.

ALLOCATION OF FEDERAL AND STATE INCOME TAXES. The federal income taxes of the Corporation and the subsidiaries that own assets allocated between the groups are determined on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds are allocated between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations reflect each group's contribution (positive or negative) to the Corporation's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. Tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis are credited to the group that generated such benefits. Had the groups filed separate tax returns, the provision for income taxes and net income for each group would not have differed from the amounts reported on the groups' statements of income for the years ended December 31, 1997, 1996 and 1995. However, the amounts of current and deferred taxes and taxes payable or refundable allocated to each group on the historical financial statements may differ from those that would have been allocated had the groups filed separate income tax returns.
    Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis or on a separate corporation basis. State income tax provisions and related tax payments or refunds determined on a consolidated or combined basis are allocated between the groups based on their respective contributions to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments that are determined on a separate corporation basis are allocated between the groups in a manner designed to reflect the respective contributions of the groups to the Corporation's separate state or local taxable income.
    The discussion of The Timber Company's income taxes (Note 6 of the Notes to Combined Financial Statements) should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto.

DIVIDENDS. For purposes of the historical financial statements of The Timber Company and the Georgia-Pacific Group, all dividends declared and paid by the Corporation were evenly allocated between the groups. Management believes such method of allocation is equitable and provides a reasonable estimate of the dividends that would have been declared and paid in respect of each class of common stock. The amount of earnings available for the payment of dividends on the Georgia-Pacific Group stock and on The Timber Company stock (i.e., the available dividend amounts) on any date is the amount in excess of the minimum amount necessary for the particular group to be able to pay its debts as they become due in the usual course of business. Future dividends will not bear a direct relationship to earnings and retained earnings as expressed on each group's combined financial statements in accordance with generally accepted accounting principles. Accordingly, a mathematical calculation of the available dividend amount for either group cannot be made.

REVENUE RECOGNITION. Timber sales are recognized when legal ownership or the risk of loss passes to the purchaser and the quantity sold is determinable. This occurs when a purchaser acquires stumpage or standing timber, or when a purchaser receives logs on a delivered sale agreement. There are two types of stumpage agreements. A timber deed agreement is one in which the purchaser takes title to all timber on a tract of land. When title passes, revenue is recognized for the full value of all timber on the tract. A cutting contract agreement is one in which the purchaser acquires the right to harvest all stumpage on a tract at an agreed-to price per unit for all products on the tract. The sale is recognized when the purchaser harvests the tract. For delivered sales, the risk of loss passes when the timber is delivered to the customer. Revenues are determined by multiplying actual harvest volumes by contractually agreed-upon prices negotiated with the purchasers, including the Georgia-Pacific Group. Other sales are recognized when earned.

INCOME PER SHARE. Basic earnings per share are computed based on net income and the weighted average number of common shares outstanding. Diluted earnings per share reflect the assumed issuance of common shares under long-term incentive, stock option and stock purchase plans. The computation of diluted earnings per share does not assume conversion or exercise of securities that would have an antidilutive effect on earnings per share. Income per share for each group is reflected on a pro forma basis for 1997 as if the Letter Stock Recapitalization had occurred on January 1, 1997. Amounts are computed for each class of common stock based on the separate earnings attributed to each of the respective businesses. Income per share is omitted from the statements of income for the years 1996 and 1995 because The Timber Company stock was not part of the capital structure of the Corporation.
    In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earnings per share ("EPS"). The Corporation adopted SFAS No. 128 in the 1997 fourth quarter. The per share amounts reported under SFAS No. 128 are not materially different from those calculated and presented under APB Opinion No. 15.

Georgia-Pacific Corporation-The Timber Company


(In millions,                  Year ended December 31,
except shares and
per share amounts)                       1997
---------------------------------------------------------------

                                   The Timber
                                      Company
Basic and diluted income available
to shareholders (numerator):
Net income                              $ 215
===============================================================
Shares (denominator):
Average shares outstanding         91,444,588
Dilutive securities:
  Options                             677,784
  Employee Stock Purchase Plans         4,047
---------------------------------------------------------------
Total assuming conversion          92,126,419
===============================================================
Per share amounts:
Basic
  Net income                            $2.35
Diluted
Net income                              $2.33
===============================================================


Options to purchase 1,010,600 shares of The Timber Company stock at $25.13 per share were issued on December 17, 1997 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. The options, which expire on December 16, 2007, were still outstanding at the end of 1997.

TIMBER AND TIMBERLANDS. The Timber Company capitalizes timber and timberland purchases and reforestation costs. The cost of timber harvested is based on the volume of timber harvested, the capitalized cost and the total timber volume estimated to be available over the growth cycle. Timber carrying costs are expensed as incurred.

MACHINERY AND EQUIPMENT. Machinery and equipment are recorded at cost. Lease obligations for which The Timber Company assumes or retains substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized, and the replaced properties are retired. Replacements of minor components of property, and repair and maintenance costs, are charged to expense as incurred.
    Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Useful lives generally range from 3 to 20 years. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts and any gain or loss is included in income.

INVESTMENT IN REAL ESTATE HELD FOR DEVELOPMENT AND SALE. Real estate held for development and sale is stated at the lower of cost or net realizable value, and includes direct costs of land and land development and indirect costs, including amenities, less amounts charged to cost of sales. These costs are allocated to individual lots or acreage sold based on relative sales value. Direct costs are allocated on a specific neighborhood basis, while indirect costs are allocated over the projects. The Timber Company recognizes sales of retail homesites developed when all conditions, as set forth in SFAS No. 66, "Accounting for Sales of Real Estate," have occurred.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


NOTE 2.   FACTORS AFFECTING THE TIMBER GROUP'S BUSINESS

FACTORS AFFECTING SUPPLY AND DEMAND. The results of operations of The Timber Company are and will continue to be affected by cyclical supply and demand factors related to the forest products industry. The supply of timber is significantly affected by land use management policies of the U.S. government, which in recent years have limited, and are likely to continue to limit, the amount of timber offered for sale by certain U.S. government agencies. Such government agencies historically have been major suppliers of timber to the U.S. forest products industry, but timber sales by such government agencies currently are at historically low levels. Any reversal of government land use management policies that substantially increases sales of timber by U.S. government agencies could significantly reduce prices for logs, lumber and other forest products. The demand for logs and manufactured wood products also has been, and in the future can be expected to be, subject to cyclical fluctuations. The demand for logs and manufactured wood products is primarily affected by the level of housing starts, repair and remodeling activity, industrial wood product use, competition from nonwood products, and the demand for pulp and paper products. These factors are subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions, competitive pressures and other factors. Any decrease in the level of industry demand for logs and wood products generally can be expected to result in lower net sales, operating income and cash flow of The Timber Company.

HARVESTING LIMITATIONS. Net sales, operating income and cash flow of The Timber Company are dependent to a significant extent on the continued ability of purchasers of standing timber and, to a lesser extent, The Timber Company to harvest timber at adequate levels. Weather conditions, timber growth cycles, access limitations and regulatory requirements associated with the protection of wildlife and water resources may restrict harvesting of The Timber Company's timberlands. From time to time, proposals have been made in state legislatures that would regulate the level of timber harvesting. Timber harvests also may be affected by various natural factors, including damage by fire, insect infestation, disease, prolonged drought, severe weather conditions and other causes. The effects of such natural disasters may be particularly damaging to young timber. Although damage from such natural causes usually is localized and affects only a limited percentage of the timber, there can be no assurance that any damage affecting The Timber Company's timberlands will in fact be so limited. Consistent with industry practice, The Timber Company does not maintain insurance coverage with respect to damage to its timberlands. Any of the above factors that materially limits the ability of purchasers or The Timber Company to harvest timber could have a significant adverse impact on the net sales, operating income and cash flow of The Timber Company.

COMMITTED PRODUCT PURCHASES BY GEORGIA-PACIFIC GROUP; POSSIBLE INABILITY TO DEVELOP NEW MARKETS. During 1997, The Timber Company derived approximately 77% of its net sales from sales of timber and wood fiber directly to the Georgia-Pacific Group. For a description of the terms of sales of timber and wood fiber by The Timber Company to Georgia-Pacific Group see Note 10, "Related-Party Transactions." While management of The Timber Company believes that there is significant demand for The Timber Company's timber and wood fiber products from users other than the Georgia-Pacific Group, no assurance can be given that such demand exists, that The Timber Company will be able to develop new customers on a timely basis, if at all, or that it will be able to sell its products to third parties at market prices. Any excess supply of timber and wood fiber that results from the inability of The Timber Company to sell its products to users other than the Georgia-Pacific Group could result in lower prices for The Timber Company's products, which could have a material adverse effect on the net sales, operating income and cash flow of The Timber Company.

ENVIRONMENTAL REGULATION. The Timber Company is subject to extensive and changing federal, state and local environmental laws and regulations, the provisions and enforcement of which are expected to become more stringent in the future. The Timber Company's operations generate air emissions, discharge industrial wastewater and stormwater, and generate and dispose of both hazardous and nonhazardous wastes. The Timber Company is subject to regulation under the Endangered Species Act (the "ESA"), the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Insecticide, Fungicide and Rodenticide Act and the Toxic Substances Control Act as well as similar state laws and regulations. Violations of various statutory and regulatory programs that apply to The Timber Company's operations can result in civil penalties, remediation expenses, natural resource damages, potential injunctions, cease and desist orders and criminal penalties. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. There can be no assurance that such laws or future legislation or administrative or judicial action with respect to protection of the environment will not adversely affect The Timber Company.
    The ESA and counterpart state legislation protect species threatened with possible extinction. A number of species indigenous to The Timber Company's timberlands have been and in the future may be protected under these laws, including the northern spotted owl, marbled murrelet, gray wolf, grizzly bear, mountain caribou, bald eagle, red-cockaded woodpecker and various other species. Protection of endangered and threatened species may include restrictions on timber harvesting, road building and other silviculture activities on private, federal and state land containing the affected species.

POTENTIAL ACQUISITION RISKS. The Timber Company intends to pursue acquisitions as part of its strategy in order to increase cash flow and returns to its shareholders. There can be no guarantee, however, that The Timber Company will be able to identify any assets for acquisition on terms that are economically feasible. Additionally, any acquisition strategy involves numerous risks, including difficulties inherent in the integration of systems, operations and personnel; diversion of management attention away from other business concerns; and the need to potentially secure additional financing to consummate such acquisitions.

NOTE 3.   DIVESTITURES

On March 31, 1997, the Corporation sold 127,000 acres of timberlands located in Martell, California, for $270 million. In conjunction with the sale of its Martell timberlands, the Corporation received notes receivable from the purchaser in the amount of $270 million related to the timberlands. The Corporation, in April 1997, monetized the notes receivable through the issuance of notes payable in a private placement. The proceeds of this transaction were credited to The Timber Company through the intergroup account. The notes receivable are included in other assets and the notes payable are classified as other long-term liabilities on the Corporation's balance sheet. The Timber Company recognized a pretax gain of $114 million on the sale of the timberlands ($71 million after taxes), which is included in "Other income - Martell sale" on the accompanying statements of income.


NOTE 4.   INDEBTEDNESS

The Corporation's indebtedness included the following:

                                          December 31
                                        ---------------
(In millions)                            1997      1996
-------------------------------------------------------
Debentures, 9% average rate,
   payable through 2025              $  3,200  $  3,200
Notes, 6.7% average rate,
   payable through 2006                   517       817
Revenue bonds, 4.9% average rate,
   payable through 2027                   659       646
Other loans, 7.9% average rate,
   payable through 2008                    13        45
Less: unamortized discount               (23)      (26)
-------------------------------------------------------
                                        4,366     4,682
Less: long-term portion of debt         3,713     4,371
-------------------------------------------------------
Current portion of long-term debt         653       311
Commercial paper and other
   short-term notes,
   6.4% average rate                      621       645
Accounts receivable sale program,
   6.1% average rate                      280         -
Bank overdrafts, net                      223       251
-------------------------------------------------------
Total short-term debt                   1,777     1,207
-------------------------------------------------------
Total debt                           $  5,490  $  5,578
=======================================================
Georgia-Pacific Group's portion of
  Corporation debt:
    Short-term debt                  $  1,462  $    922
    Long-term debt, excluding
      current portion                   3,057     3,340
-------------------------------------------------------
Georgia-Pacific Group's total debt   $  4,519  $  4,262
=======================================================
The Timber Company's portion of
  Corporation debt:
    Short-term debt                  $    315  $    285
    Long-term debt, excluding
      current portion                     656     1,031
-------------------------------------------------------
The Timber Company's total debt      $    971  $  1,316
=======================================================
Weighted average interest rate on
    Corporation debt at year end         7.8%      7.7%
=======================================================


For additional information regarding financial instruments, see Note 5.

    The scheduled maturities of the Corporation's long-term debt for the next five years are as follows: $653 million in 1998, $9 million in 1999, $29 million in 2000, $1 million in 2001 and $375 million in 2002.

NOTES AND DEBENTURES. Subsequent to year-end 1997, the Corporation redeemed $200 million of 9 3/4% Sinking Fund Debentures Due January 15, 2018. The Corporation recorded an after-tax extraordinary loss of approximately $7 million related to this redemption on January 16, 1998 of which $1.2 million will be allocated to The Timber Company based on the ratio of The Timber Company's debt to the Corporation's total debt. It is the Corporation's intent to redeem $200 million of 9 1/2% Debentures Due February 15, 2018 on February 17, 1998. The Corporation anticipates an after-tax extraordinary loss related to this redemption of approximately $7 million,.
    During 1996, the Corporation issued $100 million of 7.2% Notes Due December 15, 2006. In 1996, the Corporation redeemed $150 million of its 9.25% Debentures Due March 15, 2016. The Corporation recorded an after-tax extraordinary loss of approximately $5 million related to this redemption, which was recognized in the Georgia-Pacific Group's results of operations.

REVOLVING CREDIT FACILITY. In 1996, the Corporation entered into an agreement with Bank of America National Trust and Savings Association and 19 other domestic and international banks that provides an unsecured revolving credit facility of $1.5 billion. The revolving credit facility is being used for direct borrowings and as support for commercial paper and other short-term borrowings. The agreement will terminate in 2001. As of December 31, 1997, $879 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.
    Borrowings under the agreement bear interest, at the election of the Corporation, at either (i) the higher of the Federal Funds Rate plus 1/2% or the stipulated bank lending rate or (ii) LIBOR plus .2625% or (iii) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a commitment fee of .0625% per annum on the unused portion of the commitments and a facility fee of .0625% per annum on the aggregate commitments of the lenders. Fees and margins may be adjusted upward or downward according to a pricing grid based on the Corporation's long-term debt ratings. At December 31, 1997, $300 million was borrowed under the credit agreement at a weighted average interest rate of 6.2%. Amounts outstanding under the revolving credit facility are included in "Debt" on the accompanying balance sheets.
    The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness to operating cash flow) of 4.5 to 1.0, which is to be maintained by the Corporation throughout the term of the credit agreement. As of December 31, 1997, the Corporation's leverage ratio was 3.4 to 1.0.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES. These borrowings are classified by the Corporation as current liabilities, although all or a portion of them might be refinanced on a long-term basis in 1998.

REVENUE BONDS. At December 31, 1997, the Corporation had outstanding borrowings of approximately $659 million under certain industrial revenue bonds, approximately $48 million of these bonds were entered into during 1997 at fixed interest rates, of which $38 million refunded a like amount of floating rate instruments. Approximately $16 million from the issuance of these bonds is being held by trustees for the Corporation and is restricted for the construction of certain capital projects of the Georgia-Pacific Group and $15 million is held by trustees to refund a like amount of bonds maturing on January 2, 1998.

OTHER. At December 31, 1997, the amount of long-term debt secured by machinery and equipment and timber and timberlands was not material.
    In September 1995, the Corporation sold certain assets of the Georgia-Pacific Group for $354 million and has agreed to lease the assets back from the purchaser over a period of 30 years. Under the agreement with the purchaser, the Corporation will maintain a deposit (initially in the amount of $322 million) that, together with interest earned, is expected to be sufficient to fund the Corporation's lease obligation, including the repurchase of assets at the end of the term. This transaction is being accounted for as a financing arrangement. At December 31, 1995, the Georgia-Pacific Group recorded on its balance sheet an asset for the deposit from the sale of $305 million and a liability for the lease obligation of $302 million.
    At December 31, 1997, the deposit and lease obligation balances were $349 million and $349 million, respectively. Of these amounts, approximately $17 million was recorded as a current asset and $19 million was recorded as a current liability. The long-term portions are recorded in "Other assets" and "Other long-term liabilities" on the Corporation's balance sheets.

INTEREST PAID. The Corporation paid interest of $475 million, $488 million and $470 million in 1997, 1996 and 1995, respectively, of which $84 million, $105 million and $111 million, respectively, was charged to The Timber Company.

NOTE 5.   FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of the Company's financial instruments are as follows:


                           December 31, 1997    December 31, 1996
                           -----------------  --------------------
                              Carrying Fair       Carrying  Fair
(In millions)                 Amount   Value      Amount    Value
----------------------------------------------------------------
Commercial paper and
 other short-term notes
 (Note 5)                    $  621  $  621     $   645  $  645
Accounts receivable sale
 program (Note 4)               280     280         350     350
Notes and debentures
 (Note 5)                     3,717   4,055       4,017   4,215
Revenue bonds (Note 5)          659     637         646     637
Other loans (Note 5)             13      13          45      45
Interest rate exchange
 agreements                       *      10           *      12
----------------------------------------------------------------


*The Company's consolidated balance sheets at December 31, 1996 and 1995 included accrued interest of $5 million and $6 million, respectively, related to these agreements.

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

INTEREST RATE AND FOREIGN CURRENCY EXCHANGE AGREEMENTS. The Corporation has used interest rate swap and foreign currency exchange agreements in the normal course of business to manage and reduce the risk inherent in interest rate and foreign currency fluctuations.
    The Corporation uses interest rate swap arrangements to manage its exposure to interest rate changes. Such arrangements are considered hedges of specific borrowings, and differences paid and received under the swap arrangements are recognized as adjustments to interest expense. Under these agreements, the Corporation makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The Corporation entered into interest rate exchange agreements in prior years to protect against the increased cost associated with a rise in interest rates. At December 31, 1997, the Corporation had outstanding interest rate exchange agreements that effectively converted $476 million of floating rate obligations with a weighted average interest rate of 5.8% to fixed rate obligations with an average effective interest rate of approximately 9%. These agreements increased interest expense by $16 million, $17 million and $20 million for the years ending December 31, 1997, 1996 and 1995, respectively. These agreements have a weighted average maturity of approximately 1.1 years. As of December 31, 1997, the Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by $1,260 million.
    The estimated fair value of the Corporation's liability under interest rate exchange agreements at December 31, 1997 and 1996 was $10 million and $12 million, respectively, and represents the estimated amount the Corporation could have paid to terminate the agreements. The fair value at December 31, 1997 and 1996 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.
    The Corporation enters into foreign currency exchange agreements, the amounts of which were not material to the consolidated financial position of the Corporation at December 31, 1997 and 1996.
    The Corporation may be exposed to losses in the event of nonperformance of counterparties but does not anticipate such nonperformance.

OTHER. Due to the short-term nature of current assets and current liabilities, their carrying amounts approximate fair value.

NOTE 6.   INCOME TAXES

The provision for income taxes includes The Timber Company's allocated portion of income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Timber Company's provision for income taxes consists of the following:

Georgia-Pacific Corporation-The Timber Company

                                  Year ended December 31
                                  -----------------------
(In millions)                       1997   1996    1995
---------------------------------------------------------
Federal income taxes:
Current                            $  61  $  74   $  51
Deferred                              56    (5)     (2)
State income taxes:
Current                               11     13      10
Deferred                              10    (1)       -
---------------------------------------------------------
Provision for income taxes         $ 138  $  81   $  63
=========================================================
Income taxes paid by the corporation,
net of refunds                     $  51  $ 135   $ 686
=========================================================
The Timber Company's portion
of income taxes paid               $  72  $  87   $  61
=========================================================


The federal statutory income tax rate was 35%. The Timber Group's provision for income taxes is reconciled to the federal statutory rate as follows:

Georgia-Pacific Corporation-The Timber Company

                                   Year ended December 31
                                   ----------------------
(In millions)                       1997   1996    1995
---------------------------------------------------------
Provision for income taxes
 computed at the federal
 statutory tax rate                $ 124  $  73   $  57
State income taxes, net
 of federal benefit                   14      8       6
---------------------------------------------------------
Provision for income taxes         $ 138  $  81   $  63
=========================================================


The components of The Timber Company's net deferred income tax liabilities are as follows:

Georgia-Pacific Corporation-The Timber Company

                                              December 31
                                          ------------------
(In millions)                                1997       1996
-------------------------------------------------------------
Deferred income tax assets:
Other                                        (2)           2
-------------------------------------------------------------
                                             (2)           2
Valuation allowance                            -           -
-------------------------------------------------------------
                                             (2)           2
-------------------------------------------------------------
Deferred income tax liabilities:
 Machinery and equipment                     (4)         (4)
 Timber and timberlands                    (234)       (172)
-------------------------------------------------------------
                                           (238)       (176)
-------------------------------------------------------------
Deferred income tax liabilities, net    $  (240)   $   (174)
=============================================================


NOTE 7.   RETIREMENT PLANS

DEFINED BENEFIT PENSION PLANS. Most of The Timber Company's employees participate in noncontributory defined benefit pension plans. These employees are covered by plans that are administered solely by the Corporation. The Corporation's funding policy for solely administered plans is based on actuarial calculations and the applicable requirements of federal law. Contributions to multiemployer plans are generally based on negotiated labor contracts.
    Benefits under the majority of plans for hourly employees (including multiemployer plans) are primarily related to years of service. The Corporation has separate plans for salaried employees and officers under which benefits are primarily related to compensation and years of service. The officers' plan is not funded and is nonqualified for federal income tax purposes.
    Plan assets consist principally of common stocks, bonds, mortgage securities, interests in limited partnerships, cash equivalents and real estate.
    The following table sets forth The Timber Company's actuarially determined share of the funded status of the solely administered plans and the amounts recognized on the accompanying balance sheets.

                                 December 31, 1997 December 31, 1996
                                   -----------------------------------
                                                    Plans having
                                    Plans having    accumulated
                                assets in excess    benefits in
                                  of accumulated       excess
 (In millions)                        benefits       of assets
----------------------------------------------------------------
Accumulated benefit obligation
 at November 30
Vested portion                            $  14      $    14
Nonvested portion                             1            -
----------------------------------------------------------------
                                             15           14
Effect of projected future
compensation levels                           -            -
----------------------------------------------------------------
Projected benefit obligation
at November 30                               15           14
Plan assets at fair value
at November 30                               20           17
----------------------------------------------------------------
Plan assets in excess of (less
than) projected benefit obligation            5            3
Unrecognized net (gain)                     (6)          (4)
----------------------------------------------------------------
Prepaid (accrued) pension cost
at December 31                            $ (1)      $   (1)
================================================================



No plans have accumulated benefits in excess of assets as of December 31, 1997 and 1996.

The Timber Company's share of the net periodic pension cost for solely administered and union-administered pension plans included the following:


                                   Year ended December 31
                                   ----------------------
(In millions)                       1997   1996    1995
---------------------------------------------------------

Service cost of benefits earned    $   1  $   1   $   1
Interest cost on projected
benefit obligation                     1      1       1
Actual return on plan assets         (3)    (3)     (3)
Net amortization and deferral          1      1       2
---------------------------------------------------------
Net periodic pension cost          $   -  $   -   $   1
=========================================================


The following assumptions were used:


                                    1997   1996    1995
--------------------------------------------------------
Discount rate used to determine
the projected benefit obligation    7.0%   7.0%    7.0%
Rate of increase in future
compensation levels used to
determine the projected benefit
obligation                           5.5    5.5     5.5
Expected long-term rate of return
on plan assets used to determine
net periodic pension cost            9.5   10.0    10.0
--------------------------------------------------------


DEFINED CONTRIBUTION PLANS. The Corporation sponsors several defined contribution plans to provide eligible employees with additional income upon retirement. The Corporation's contributions to the plans are based on employee contributions and compensation. The allocated portion of the Corporation's contributions related to The Timber Company totaled $1 million in 1997, $1 million in 1996 and $1 million in 1995.

HEALTH CARE AND LIFE INSURANCE BENEFITS. The Corporation provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service or after reaching age 65. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs and other group coverage. Effective December 1995, the plans were funded through a trust established for the payment of future active and retiree benefits. The trust was funded with an initial contribution of which an immaterial amount was allocated to The Timber Company. The Corporation will continue to contribute to the trust in the amounts necessary to fund current obligations of the plans.
    In 1991, the Corporation began transferring its share of the cost of post-age 65 health care benefits to future salaried retirees. It is currently anticipated that the Corporation will continue to reduce the percentage of the cost of post-age 65 benefits that it will pay on behalf of salaried employees who retire in each of the years 1995 through 1999 and that the Corporation will continue to share the pre-age 65 cost with future salaried retirees but will no longer pay any of the post-age 65 cost for salaried employees who retire after 1999.
    The Timber Company's accumulated postretirement benefit obligation and accrued postretirement benefit cost was approximately $1 million as of December 31, 1997 and 1996.
    The Timber Company's net periodic postretirement benefit cost consists of service cost of benefits earned, interest cost on accumulated postretirement benefit obligation and amortization of gains and losses. Total net periodic postretirement benefit costs were $95,031, $119,210 and $98,974 at December 31, 1997, 1996 and 1995, respectively.
    For measuring the expected postretirement benefit obligation, a 9%, 10% and 11% annual rate of increase in the per capita claims cost was assumed for 1997, 1996 and 1995, respectively. The rate was assumed to decrease 1% per year to 5.5% in 2001 and remain at that level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% at December 31, 1997, 1996 and 1995.
    If the annual health care cost trend rate were increased by 1%, the accumulated postretirement benefit obligation would have increased by 10% as of December 31, 1997 and 14% as of December 31, 1996 and 1995. The effect of this change on the aggregate of service and interest costs would be an increase of 13% for 1997, 11% for 1996 and 15% for 1995.

NOTE 8.   COMMON AND PREFERRED STOCK

The Corporation's authorized capital stock consists of (i) 10 million shares of Preferred Stock and 25 million shares of Junior Preferred Stock, of which no shares were issued at December 31, 1997, and (ii) 400 million shares of Georgia-Pacific Group common stock and 250 million shares of The Timber Company common stock. The Georgia-Pacific Group common stock has a par value of $.80 per share and 92,249,000 shares were issued as of December 31, 1997. The Timber Company common stock has a par value of $.80 per share and 92,607,000 shares were issued as of December 31, 1997.
    At December 31, 1997, the following authorized shares of common stock were reserved for issue:


Georgia-Pacific Group                         1997
--------------------------------------------------
1997 Long-Term Incentive Plan            4,500,000
1997 Employee Stock Purchase Plan        1,141,048
1995 Outside Directors Stock Plan          174,273
1995 Shareholder Value Incentive Plan    4,568,800
1994 Employee Stock Option Plan            302,650
1993 Employee Stock Option Plan             31,650
--------------------------------------------------
Common stock reserved                   10,718,421
==================================================


The Timber Company                            1997
--------------------------------------------------
1997 Long-Term Incentive Plan            2,300,000
1997 Employee Stock Purchase Plan        1,141,048
1995 Outside Directors Stock Plan          174,273
1995 Shareholder Value Incentive Plan    4,568,800
1994 Employee Stock Option Plan            302,650
1993 Employee Stock Option Plan             31,650
--------------------------------------------------
Common stock reserved                    8,518,421
==================================================


1997 LONG-TERM INCENTIVE PLANS. The shareholders have approved the Georgia-Pacific Group 1997 Long-Term Incentive Plan (the "Georgia-Pacific Group Plan") and the Timber Group 1997 Long-Term Incentive Plan ("The Timber Company Plan"). The Timber Company Plan authorizes grants of stock options, restricted stock and performance awards with respect to The Timber Company stock. The Georgia-Pacific Group Plan authorizes grants of stock options, restricted stock and performance awards with respect to Georgia-Pacific Group stock. The Corporation does not currently intend to grant awards under the Georgia-Pacific Group Plan to members of The Timber Company. However, certain officers and employees of the Corporation with responsibilities involving both The Timber Company and the Georgia-Pacific Group may be granted options, restricted stock or performance awards under both The Timber Company Plan and the Georgia-Pacific Group Plan in a manner that reflects their responsibilities. Initially 2,300,000 shares were reserved for issuance under The Timber Company Plan. Options totaling 1,010,600 were granted under The Timber Company Plan on December 17, 1997. These grants have a 10-year term and vest ratably over a four-year period. Initially 4,500,000 shares were reserved for issuance under the Georgia-Pacific Group Plan. No grants were made under the Georgia-Pacific Group Plan in 1997.

1990 LONG-TERM INCENTIVE PLAN. The Corporation initially reserved 4,000,000 shares of Existing Common Stock for issuance under the 1990 Long-Term Incentive Plan ("1990 Incentive Plan"), which expired March 9, 1995. Restricted stock was awarded to employees at no cost, based on increases in average market value of the Existing Common Stock. At the time restricted shares were awarded, the market value of the stock was added to common stock and additional paid-in capital and was deducted from shareholders' equity (long-term incentive plan deferred compensation) on the Corporation's consolidated financial statements. Long-term incentive plan deferred compensation is amortized over the vesting (restriction) period, generally five years, with adjustments made quarterly for market price fluctuations. At the time awarded shares become vested, the Corporation will pay on behalf of each participant a cash bonus in the amount of the estimated income tax liability to be incurred by the participant as a result of the award and cash bonus. Shares totaling 1,155,000 were awarded under the 1990 Incentive Plan, of which 682,520 shares were vested as of December 31, 1997.
    Compensation expense allocated to The Timber Company was $.4 million in 1997, $1 million in 1996 and $1 million in 1995 related to the 1990 Incentive Plan.
    As a result of the Letter Stock Recapitalization, each share of restricted stock held in the 1990 Incentive Plan was redesignated as Georgia-Pacific Group stock, and an equal number of restricted shares of The Timber Company stock were distributed. These shares will remain restricted until they vest under the terms of the 1990 Incentive Plan. The tax gross-up provided in the 1990 Incentive Plan will be calculated based on the aggregate market value of the two classes of shares distributed to an individual at such time.

EMPLOYEE STOCK PURCHASE PLAN. The Corporation's 1997 Employee Stock Purchase Plan ("1997 Purchase Plan") offered employees a right to subscribe for Existing Common Stock at a subscription price of $78.09 per share, representing 85% of the mean of the high and low prices of the Existing Common Stock on September 2, 1997. The subscription period for the 1997 Purchase Plan expired on November 14, 1997. A subscriber must purchase and pay for shares subscribed not later than November 30, 1999, but prior to the time that the subscriber's last contribution to the 1997 Purchase Plan is paid, the subscriber may obtain a refund of his/her payments plus interest at a rate of 6% per annum in lieu of stock. In conjunction with the Letter Stock Recapitalization, the terms of the subscription agreements were adjusted to allow subscribers, pursuant to the terms of the 1997 Purchase Plan, to purchase at the same subscription price a package consisting of one share of Georgia-Pacific Group stock and one share of The Timber Company stock in lieu of each share of Existing Common Stock for which he/she had originally subscribed.
    At December 31, 1997, the Corporation had 1,141,048 shares of Georgia-Pacific Group stock and 1,141,048 shares of The Timber Company stock reserved for issuance under the 1997 Purchase Plan. Approximately 8,300 subscribers remained in the 1997 Purchase Plan at December 31, 1997.
    Under the 1995 Employee Stock Purchase Plan (which expired on September 30,
1997), the Corporation issued 763,000 and 19,000 shares of Existing Common Stock in 1997 and 1996, respectively, at a subscription price of $73.84 per share.

OUTSIDE DIRECTORS STOCK PLAN. The Outside Directors Stock Plan (the "Directors Plan") provides for the issuance of shares of common stock to nonemployee directors on a restricted basis. Each nonemployee director was granted 482 restricted shares of Existing Common Stock in 1997 and 193 shares in 1996. As a result of the Letter Stock Recapitalization, each share of restricted stock held in the Directors Plan was redesignated as Georgia-Pacific Group stock, and an equal number of shares of The Timber Company stock (subject to the same restrictions as the original restricted shares) were distributed. Beginning in 1998, each director's annual grant will consist of a number of shares of Georgia-Pacific Group stock and of The Timber Company stock determined so that
(i) a substantially equal number of shares of Georgia-Pacific Group stock and The Timber Company stock will be granted for each year and (ii) the total market value of the shares granted in each year (based on the mean of the high and low prices of each stock on the date of grant) is $40,000 (subject to immaterial rounding differentials). The restrictions on the shares lapse at the time of death, retirement from the Board or disability.
    Effective May 6, 1997, accrual of additional retirement benefits under the Directors Retirement Program ceased, and the accrued benefits of each of the current nonemployee directors (the present value of which totaled $1,303,889 as of May 6, 1997) were converted into a grant of an equivalent number of shares of restricted stock under the Directors Plan. The total number of shares issued was 15,702.

EMPLOYEE STOCK OPTION PLANS. The 1995 Shareholder Value Incentive Plan ("SVIP") provides for the granting of stock options having a term of either 5 1/2 or 10 years to officers and key employees. Under the amended and restated SVIP, no further grants may be made under that plan. Options having a term of 10 years become exercisable in 9 1/2 years unless certain performance targets tied to the Corporation's common stock performance are met, in which case the holder could exercise such options after 3, 4 or 5 years from the grant date. Options having a term of 5 1/2 years may be exercised only if such performance targets are met in the third, fourth or fifth year after such grant date. At the time options are exercised, the exercise price is payable in cash or by surrender of shares of common stock already owned by the optionee.
    The 1994 Employee Stock Option Plan ("1994 Option Plan") provided for the granting of stock options to certain nonofficer key employees. There are also options outstanding under the 1993 Employee Stock Option Plan ("1993 Option Plan").
    Following the Letter Stock Recapitalization, each outstanding stock option under the SVIP, 1994 Option Plan and 1993 Option Plan was converted into separately exercisable options to acquire a number of shares of Georgia-Pacific Group stock and The Timber Company stock, each of which equaled the number of shares of Existing Common Stock specified in the original option. The exercise prices for the resulting Georgia-Pacific Group stock options and The Timber Company stock options were calculated by multiplying the exercise price under the original option from which they were converted by a fraction, the numerator of which is the average of the high and low price of Georgia-Pacific Group stock or The Timber Company stock, as the case may be, on December 17, 1997 and the denominator of which is the sum of such Georgia-Pacific Group and The Timber Company stock prices. This was intended to ensure that the aggregate intrinsic value of the options was preserved and the ratio of the exercise price per option to the market value per share was not reduced. In addition, the vesting provisions and option periods of the original grants remained the same following such conversion.
    Additional information relating to the Corporation's existing employee stock option plans is as follows:



              Period ended December 16,       Year ended December 31,
                                  1997*           1996           1995
-------------------------------------------------------
                                  Georgia-Pacific Corporation
-------------------------------------------------------
                                Weighted       Weighted       Weighted
                                average        average        average
                                exercise       exercise       exercise
                          Shares  price  Shares  price  Shares  price
-------------------------------------------------------
Options outstanding
 at January 1          4,158,500 $74.53 2,217,000 $75.61 1,646,000 $66.77
Options granted        1,746,000  74.25 2,150,500  72.63 1,223,200  80.50
Options exercised/
 surrendered           (514,950)  69.94 (117,400)  57.15 (619,000)  61.63
Options cancelled      (486,150)  75.05  (91,600)  75.45  (33,200)  77.64
-------------------------------------------------------
Options outstanding
 at period end         4,903,400 $74.93 4,158,500 $74.53 2,217,000 $75.61
Options available
 for grant at
 period end            3,531,200        4,811,000        6,895,000
-------------------------------------------------------
Total reserved shares  8,434,600        8,969,500        9,112,000
=======================================================
Options exercisable
 at period end           334,600          869,000        1,012,000
=======================================================
Option prices per share:
 Granted                     $74          $73-$77            $81
 Exercised/surrendered   $59-$75          $39-$75        $39-$75
 Cancelled               $59-$81          $39-$81        $39-$81
=======================================================


*All shares and prices reflect the Corporation's Existing Common Stock through December 16, 1997.


                             1997               1997
-------------------------------------------------------
                     Georgia-Pacific Group  The Timber Company
-------------------------------------------------------
                                Weighted       Weighted
                                average        average
                                exercise       exercise
                           Shares  price    Shares  price
-------------------------------------------------------
Options outstanding
 at December 17        4,903,400  $53.32 4,903,400 $21.61
Options granted                -      -  1,010,600  25.13
Options exercised/
 surrendered               (300)   41.99     (300)  17.01
Options cancelled              -      -       -     -
-------------------------------------------------------
Options outstanding
 at December 31        4,903,100  $53.32 5,913,700 $22.21
Options available
 for grant at
 December 31           4,500,000         1,289,400
-------------------------------------------------------
Total reserved shares  9,403,100         7,203,100
=======================================================
Options exercisable
 at December 31          334,300  $52.33   334,300  $21.20
Average remaining life of
 options outstanding    one year           one year
Option prices per share:
 Granted                      $-            $25
 Exercised/surrendered       $42            $17
 Outstanding             $42-$57        $17-$25
=======================================================


SHAREHOLDER RIGHTS PLAN. On December 16, 1997, shareholders approved an amended and restated Shareholder Rights Plan (the "Rights Agreement") pursuant to which preferred stock purchase rights (the "Rights") are issued on each share of Georgia-Pacific Group stock (a "Georgia-Pacific Group Right") which will entitle the holders thereof to purchase shares of Series B Junior Preferred Stock under the conditions specified in the Rights Agreement, and on each share of The Timber Company stock (a "Timber Company Right") which will entitle the holders thereof to purchase shares of Series C Junior Preferred Stock under the conditions specified in the Rights Agreement.
    The Rights will expire on December 31, 2007, unless earlier redeemed by the Corporation or extended. The Rights would be exercisable only if a person or group acquires 15% or more of the total voting rights of all then outstanding shares of common stock of the Corporation or commences a tender offer that would result in such person or group beneficially owning 15% or more of the total voting rights of all then outstanding shares of common stock of the Corporation. In such event, each Right would entitle the holder to purchase from the Corporation (i) in the case of a Georgia-Pacific Group Right, one one-hundredth of a share of Series B Junior Preferred Stock (a "Series B Unit") at a purchase price of $350 (the "Series B Unit Purchase Price"), subject to adjustment, and
(ii) in the case of a Timber Company Right, one one-hundredth of a share of Series C Junior Preferred Stock (a "Series C Unit") at a purchase price of $100 (the "Series C Unit Purchase Price"), subject to adjustment.
    Thereafter, in the event one of several specified events (generally involving transactions by an acquirer in the Corporation's common stock or a business combination involving the Corporation) occurs, each Georgia-Pacific Group Right and each Timber Company Right will entitle its holder to purchase, for the Series B Unit Purchase Price and the Series C Unit Purchase Price, respectively, a number of shares of common stock of such entity or purchaser with a market value equal to twice the applicable purchase price. Because of the nature of the dividend, liquidation and voting rights of each class of Junior Preferred Stock related to the Rights, the economic value of one Series B Unit and one Series C Unit should approximate the economic value of one share of Georgia-Pacific Group stock and one share of The Timber Company stock, respectively.

OTHER. The Timber Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996. The Timber Company has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25 and disclose pro forma effects of the plans on net income and earnings per share as provided by SFAS No. 123. Accordingly, no compensation cost has been recognized for the SVIP, the Georgia-Pacific Group Plan, The Timber Company Plan or the Employee Stock Purchase Plans. Had compensation cost for these plans been determined based on the fair value at the grant dates in 1997, 1996 or 1995 under the plan consistent with the method of SFAS No. 123, the pro forma net income and earnings per share would have been as follows:


(In millions,                        Year ended December 31,
except per share amounts)    1997            1996           1995
--------------------------------------------------
                 Net    Income      Net     Income    Net      Income
                 income (loss)      income  (loss)    income   (loss)
                 (loss) per         (loss)  per       (loss)   per
                        share*              share*             share*
--------------------------------------------------
Georgia-Pacific Corporation
As reported       $  69            $  156   $ 1.72  $ 1,018  $11.29
Pro forma         $  62            $  144   $ 1.59  $ 1,014  $11.24
Georgia-Pacific Group
As reported       $ (146)  $(1.60) $   29           $   921
Pro forma         $ (153)  $(1.68) $   17           $   917
The Timber Company
As reported       $   215  $ 2.35   $  127           $    97
Pro forma         $   215  $ 2.35   $  127           $    97
--------------------------------------------------


*Represents basic earnings per share. Pro forma diluted income (loss) per share was $(1.68) and $2.33 in 1997 for the Georgia-
Pacific Group and The Timber Company, respectively, and $1.58 and $11.13 for the Corporation in 1996 and 1995, respectively.


    The fair-value-based method of accounting for stock-based compensation plans under SFAS No. 123 recognizes the value of options granted as compensation cost over the option's vesting period and has not been applied to options granted prior to January 1, 1995.
Accordingly, the resulting pro forma compensation cost is not representative of what compensation cost will be in future years.
    Following are the weighted average assumptions used in connection with the Black-Scholes option pricing model to estimate the fair value of options granted in 1997, 1996 and 1995:


                                    Year ended December 31,
                              1997   1997    1996   1995    1995
                            Options  ESPP* Options Options  ESPP*
-------------------------------------------------------------
Georgia-Pacific Corporation
Risk-free interest rate                       5.7%   7.4%    5.7%
Expected dividend yield                       2.0%   1.6%    2.0%
Expected life                             10 years 10 years 2 years
Expected volatility                            .30    .30     .23
Option forfeiture rate                          3%     3%     28%
-------------------------------------------------------------
Georgia-Pacific Group
Risk-free interest rate        6.6%   5.8%    5.7%   7.4%    5.7%
Expected dividend yield        2.7%   2.3%    2.0%   1.6%    2.0%
Expected life             10 years 2 years 10 years 10 years 2 years
Expected volatility             .30    .37     .30    .30     .23
Option forfeiture rate           3%    28%      3%     3%     28%
-------------------------------------------------------------
The Timber Company
Risk-free interest rate        6.4%   5.8%    5.7%   7.4%    5.7%
Expected dividend yield        3.2%   2.3%    2.0%   1.6%    2.0%
Expected life             10 years 2 years 10 years 10 years 2 years
Expected volatility             .27    .29     .30    .30     .23
Option forfeiture rate           3%    28%      3%     3%     28%
-------------------------------------------------------------


*Employee Stock Purchase Plans.

    The weighted average grant date fair value per share, including modifications, of Georgia-Pacific Group options and The Timber
Company options granted during the year using the Black-Scholes option pricing model was $23.74 and $7.54, $18.98 and $6.42, and $26.53 and $8.98 for 1997, 1996 and 1995, respectively. The weighted average grant date fair value per share of shares subscribed under the 1997 and 1995 Employee Stock Purchase Plans was $17.69 and $6.52, and $18.48 and $6.81 for the Georgia-Pacific Group and The Timber Company, respectively. The total pro forma compensation cost calculated under SFAS No. 123 was allocated between the Georgia-Pacific Group and The Timber Company based on the number of employees in each group for periods prior to December 17, 1997.
Management believes that this method of allocation is equitable and provides a reasonable estimate of the costs attributable to each group.


NOTE 9.   COMMITMENTS AND CONTINGENCIES

The Company is a party to various legal proceedings incidental to the businesses of the Georgia-Pacific Group and The Timber Company and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates.
As is the case with other companies in similar industries, the Corporation faces exposure from actual or potential claims and legal proceedings involving environmental matters. Liability insurance in effect during the last several years provides very limited coverage for environmental matters. The management of The Timber Company believes that the Corporation has established adequate reserves for probable losses with respect to such environmental matters and legal proceedings. However, holders of The Timber
Company stock are shareholders of the Corporation and are subject to all of the risks associated with an investment in the Corporation, including the environmental matters and legal proceedings involving the Georgia-Pacific Group discussed below.

COMMITMENTS AND CONTINGENCIES WITH RESPECT TO THE TIMBER COMPANY. The Timber Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the ultimate outcome of these matters and legal proceedings cannot be determined with certainty, based on presently available information, management of the Corporation believes that the final outcome of such matters and legal proceedings could be material to the operating results of The Timber Company in any given quarter or year, but will not have a material adverse effect on the long-term results of operations, liquidity or financial position of The
Timber Company.

COMMITMENTS AND CONTINGENCIES WITH RESPECT TO GEORGIA-PACIFIC GROUP. The following sets forth legal proceedings to which the Corporation is a party and claims related to the operations of the Georgia-Pacific Group.
    The Corporation is involved in environmental remediation activities at approximately 208 sites, both owned by the Corporation and owned by others, where it has been notified that it is or may be a potentially responsible party under the Comprehensive
Environmental Response, Compensation and Liability Act or similar state "superfund" laws. Of the known sites in which it is involved, the Corporation estimates that approximately 28% are being investigated, approximately 43% are being remediated and approximately 29% are being monitored (an activity that occurs after either site investigation or remediation has been completed).
The ultimate costs to the Corporation for the investigation, remediation and monitoring of many of these sites cannot be predicted with certainty, due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups, the evolving nature of cleanup technologies and government regulations, and the inability to determine the Corporation's share of multiparty cleanups or the extent to which contribution will be available from other parties. The Corporation has established reserves for environmental remediation costs for these sites in amounts that it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the cleanup of hazardous substances, the Corporation believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $53 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Corporation among the range of reasonably possible outcomes were used. In estimating both its current reserve for environmental remediation and the possible range of additional costs, the Corporation has not assumed it will bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on the parties' financial condition and probable contribution on a per site basis.
    The Corporation and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by the Corporation. In many cases, the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure.
    The Corporation generally resolves asbestos cases by voluntary dismissal or settlement for amounts it considers reasonable given the facts and circumstances of each case. The amounts it has paid to defend and settle these cases to date have been substantially covered by product liability insurance. The Corporation is currently defending claims of approximately 59,000 such plaintiffs and anticipates that additional suits will be filed against it over the next several years. The Corporation has insurance available in amounts that it believes are adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Corporation has further insurance coverage available for the disposition of suits that may be filed against it in the future, but there can be no assurance that the amounts of such insurance will be adequate to cover all future claims. The Corporation has established reserves for liabilities and legal defense costs it believes are probable and reasonably estimable with respect to pending suits and claims and a receivable for expected insurance recoveries.
    The Corporation has been defending an action in Alabama state court brought to recover damages on behalf of a class of all persons currently owning structures in the United States on which allegedly defective hardboard siding manufactured by the Corporation after January 1, 1980 has been installed. On January 9, 1998, the court approved a settlement pursuant to which the Corporation will establish a procedure for resolving product warranty claims on certain of the Corporation's hardboard siding products, and will pay $3 million in legal fees to plaintiffs' counsel, plus expenses not to exceed $200,000. In addition, plaintiffs' counsel will be entitled to additional fees based upon a percentage of claims paid by the Corporation. The Corporation has previously established financial reserves it believes to be adequate to pay eligible claims and legal fees. However, the volume and timing of actual claims, which under the settlement may be filed through August 1998, could cause claims to exceed established reserves.
    In May 1997, the Corporation and nine other companies were named as defendants in a class action suit alleging that they engaged in a conspiracy to fix the prices of sanitary commercial paper products, such as towels and napkins, in violation of federal and state laws. Approximately 45 similar suits have been filed in federal courts in California, Florida, Georgia and Wisconsin, and in the state courts of California, Wisconsin and Tennessee. On October 15,
1997, the Federal Judicial Panel on Multi-District
Litigation consolidated all federal court cases in the federal district court in Gainesville, Florida. The Corporation has denied that it has engaged in any of the illegal conduct alleged in these cases and intends to defend itself vigorously.
    Although the ultimate outcome of these environmental matters and legal proceedings cannot be determined with certainty, based on presently available information management believes that adequate reserves have been established for probable losses with respect thereto. Management further believes that the ultimate outcome of such environmental matters and legal proceedings could be material to operating results in any given quarter or year but will not have a material adverse effect on the long-term results of operations, liquidity or consolidated financial position of the Corporation.

NOTE 10.   RELATED-PARTY TRANSACTIONS

For all periods in which the separate accompanying combined statements of income of the groups are presented, timber has been transferred from the Corporation's timberlands at prices intended to reflect fair market prices based on prices paid by independent purchasers and sellers for similar kinds of timber.
    The Timber Company and the Georgia-Pacific Group have negotiated an operating policy governing future sales of timber and wood fiber by The Timber Company to the Georgia-Pacific Group with an initial term of three years. Under this policy, the Georgia-Pacific
Group will be required to purchase in the years 1998-2000, on a take-or-pay basis, 60% of the volume of timber and wood fiber harvested annually from The Timber Company's Southern forests. In 1998, the Georgia-Pacific Group has a right of first refusal to purchase up to 90% of The Timber Company's total annual harvest from each forest (which amount includes the 60% take-or-pay amount described above). In 1999 and 2000, the volume subject to this right of first refusal will decrease to 80%, and the Georgia-Pacific
Group must exercise its right not later than October 15 of the preceding year. For 1998, the Georgia-Pacific Group has agreed to purchase 83% of The Timber Company's total annual harvest. All quantities of timber and wood fiber committed under the take-or-pay arrangement described above, and all quantities as to which the Georgia-Pacific Group exercises its right of first refusal for a particular year, will be sold at market prices determined quarterly. Such prices are intended to approximate prices negotiated between unaffiliated third parties in the open market and will be based upon (i) an average of the actual prices received by The
Timber Company during the immediately preceding quarter for sales made by it to third parties, and prices paid by the Georgia-
Pacific Group for purchases made by it from third parties, in the same forest region, of timber and wood fiber of the same species, grade and size, and (ii) the benefit to the Georgia-Pacific Group of having access to a committed quantity of high-quality timber and wood fiber in close proximity to its mills and plants.
    All quantities of timber and wood fiber harvested each year by The
Timber Company and not committed to the Georgia-Pacific Group as described above may be sold by The Timber Company to any purchaser, including the Georgia-Pacific Group. In such case, the Georgia-Pacific Group may purchase such timber at negotiated prices or at prices determined in competitive bidding. Sales to the Georgia-Pacific Group and third parties will generally be made on a stumpage basis, except that sales in the Western region and of thinnings and selective harvests by The Timber Company may be made on a delivered basis.
    This operating policy is intended to ensure that the Georgia-Pacific
Group will be able to purchase from The Timber Company specified amounts of timber and wood fiber while ensuring that The Timber Company, beginning in 1999, will be able to sell at least
20% of its annual harvest on the open market. This policy will remain in effect through 2000. If neither party gives written notice to the other of its desire to renegotiate or terminate the policy by October 15, 1998, the policy will automatically be extended through 2001 and thereafter will be extended for an additional year on each January 1 until any such notice of renegotiation or termination is received. As a result, the policy in effect has a two-year termination clause to allow both the Georgia-Pacific Group and The Timber Company time to find other sellers and purchasers, respectively, of timber and wood fiber.
    The Corporation is a 50% partner in a joint venture ("GA-MET") with Metropolitan Life Insurance Company ("Metropolitan"). GA-MET owns and operates the Corporation's main office building in Atlanta, Georgia. The Corporation accounts for its investment in GA-MET under the equity method, which is included on the Georgia-Pacific Group's financial statements.
    At December 31, 1997, GA-MET had an outstanding mortgage loan payable to Metropolitan in the amount of $150 million. The note bears interest at 9 1/2%, requires monthly payments of principal and interest through 2011, and is secured by the land and building owned by the joint venture. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Georgia-Pacific Group or The Timber
Company with respect to this guarantee is considered remote.

NOTE 11.  UNAUDITED SELECTED QUARTERLY FINANCIAL DATA
Georgia-Pacific Corporation-The Timber Company

                                First Quarter Second Quarter
                                ----------------------------
(In millions, except
 per share amounts)            1997    1996    1997     1996
------------------------------------------------------------
Net sales                    $  137  $  117  $  131  $   123
Gross profit (net sales
minus cost of sales)            103      79     103       95
Net income                      103      20      37       24
Dividends declared per
 share                          .25     .25     .25      .25
Basic and diluted
 net income per share
Price range of stock
 (December 17 through
 December 31, 1997)
 High
 Low
------------------------------------------------------------


                               Third Quarter  Fourth Quarter
------------------------------------------------------------
(In millions, except
 per share amounts)            1997    1996    1997     1996
------------------------------------------------------------
Net sales                    $  152  $  168  $  131  $   139
Gross profit (net sales
minus
 cost of sales)                 112     107      96      134
Net income                       45      36      30       47
Dividends declared per
 share                          .25     .25     .25      .25
Basic and diluted
 net income per share                           .33
Price range of stock
(December 17 through
 December 31, 1997)
 High                                         25.88
 Low                                          22.50
------------------------------------------------------------


SELECTED FINANCIAL DATA - OPERATIONS
Georgia-Pacific Corporation--The Timber Company

CASH DIVIDENDS TO EARNINGS
Cash dividends declared divided by net income (loss).

EARNINGS TO INTEREST
Income (loss) before income taxes plus interest expense divided by total interest cost (interest expense plus capitalized interest).

CASH FLOW TO INTEREST
Cash provided by operations plus interest expense divided by total interest cost (interest expense plus capitalized interest).

EFFECTIVE INCOME TAX RATE
Provision for income taxes divided by income before income taxes.

SELECTED FINANCIAL DATA - OPERATIONS
Georgia-Pacific Corporation--The Timber Company

                                  Year ended December 31
                          -------------------------------------
(Dollar amounts, except
 per share, and shares
 are in millions)              1997     1996     1995     1994
----------------------------------------------------------------
Operations
Net sales                  $   551  $   547   $   493  $   425
----------------------------------------------------------------
Costs and expenses
 Cost of sales, excluding
   depreciation and cost
   of timber harvested
   shown below                 137      132       122      119
 Selling, general and
   administrative               43       45        45       47
 Depreciation and cost
   of timber harvested          48       57        55       45
 Interest                       84      105       111      114
 Other (income)              (114)        -         -        -
----------------------------------------------------------------
Total costs and expenses       198      339       333      325
----------------------------------------------------------------
Income before income taxes     353      208       160      100
Provision for income
 taxes                         138       81        63       39
----------------------------------------------------------------
Net income                 $   215  $   127   $    97  $    61
================================================================
Cash provided by
 operations                $   212  $   166   $   139  $    88
================================================================
Other statistical data
Per share
Basic
  Net income               $  2.35
Diluted
  Net income               $  2.33
================================================================
 Dividends declared
  per share                $  1.00  $   1.00  $  .95   $   .80
Average shares of
 stock outstanding, basic     91.4
Average shares of stock
 outstanding, diluted         92.1
Cash dividends to earnings   42.8%
Earnings to interest           5.2      3.0       2.4      1.9
Cash flow to interest          3.5      2.6       2.3      1.8
Effective income tax rate    39.1%    38.9%     39.4%    39.0%
================================================================


                      Year ended December 31
               -------------------------------------
(Dollar amounts, except per share,
 and shares
 are in millions)              1993
----------------------------------------------------------------
Operations
Net sales                  $   373
----------------------------------------------------------------
Costs and expenses
 Cost of sales, excluding
   depreciation and cost
   of timber harvested,
   shown below                 112
 Selling, general and
   administrative               36
 Depreciation and cost
   of timber harvested          42
 Interest                      113
 Other (income)                  -
----------------------------------------------------------------
Total costs and expenses       303
----------------------------------------------------------------
Incomebefore income taxes       70
Provision for income taxes      27
----------------------------------------------------------------
Net income                 $    43
================================================================
Cash provided by
 operations                $    87
================================================================
Other statistical data
Per share
Basic
  Net income
Diluted
  Net income
================================================================
 Dividends declared
  per share                 $  .80
Average shares of
 stock outstanding, basic
Average shares of
 stock outstanding, diluted
Cash dividends to earnings
Earnings to interest           1.6
Cash flow to interest          1.8
Effective income tax rate    38.6%
================================================================



SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR
Georgia-Pacific Corporation--The Timber Company

BOOK VALUE PER COMMON SHARE
Shareholders' equity divided by shares of common stock outstanding as of the end of the year.

TOTAL DEBT TO CAPITAL, BOOK BASIS
Total debt divided by the sum of total debt, deferred income taxes, other liabilities and shareholders' equity as of the end of the year.

TOTAL DEBT TO CAPITAL, MARKET BASIS
Total debt divided by the sum of total debt and the market value of shareholders' equity as of the end of the year. The value of shareholders' equity is the market price of common stock multiplied by the number of common stock shares outstanding.


SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR
Georgia-Pacific Corporation-The Timber Company


                                    Year ended December 31
                              -----------------------------------
(Dollar amounts, except per share,
 and shares are in millions)      1997     1996     1995     1994
-----------------------------------------------------------------
Financial position, end of year
Timber and timberlands          $1,122   $1,279   $1,293  $ 1,292
Machinery and equipment, net        20       25       27       24
Investment in real estate held
  for development and sale          22       17       20       21
Other assets                         7        5        8        7
-----------------------------------------------------------------
Total assets                     1,171    1,326    1,348    1,344
-----------------------------------------------------------------
Debt                               971    1,316    1,365    1,373
Other liabilities                    9        8       10       10
Deferred income tax liabilities    240      174      180      178
-----------------------------------------------------------------
Total liabilities               $1,220   $1,498   $1,555  $ 1,561
-----------------------------------------------------------------
Shareholders' equity            $ (49)   $(172)   $(207)  $ (217)
-----------------------------------------------------------------

Other statistical data
Machinery and equipment
 investments (including
 acquisitions)                  $    2   $    4   $    6  $     7
Machinery and equipment
 investments (excluding
 acquisitions)                       2        4        6        7
Timber & timberland purchases       51       48       62       37
Per share (December 17 through
 December 31)
 Market price: High              25.88
               Low               22.50
               Year-end          22.69
 Book value                      (.53)
Shares of stock outstanding
 at year end                      92.6
Total debt to capital,
 book basis                      83.4%    99.6%   100.0%+ 100.0%+
Total debt to capital,
 market basis                    31.6%
=================================================================



                          Year ended December 31
                    -----------------------------------
(Dollar amounts, except per share,
 and shares are in millions)      1993
-----------------------------------------------------------------
Financial position, end of year
Timber and timberlands          $1,302
Machinery and equipment, net        21
Investment in real estate held
  for development and sale          17
Other assets                        11
-----------------------------------------------------------------
Total assets                     1,351
-----------------------------------------------------------------
Debt                             1,372
Other liabilities                   10
Deferred income tax liabilities    174
-----------------------------------------------------------------
Total liabilities               $1,556
-----------------------------------------------------------------
Shareholders' equity            $(205)
-----------------------------------------------------------------

Other statistical data
Machinery and equipment
 investments (including
 acquisitions)                  $    7
Machinery and equipment
 investments (excluding
 acquisitions)                       7
Timber & timberland purchases       31
Per share (December 17 through
 December 31)
 Market price: High
               Low
               Year-end
 Book value
Shares of stock outstanding at year end
Total debt to capital,
 book basis                     100.0%+
Total debt to capital,
 market basis
=================================================================
