Form 10-K405, Exhibit 13
period 1998-12-31
GEORGIA PACIFIC CORP
filed 1999-03-19
CIK 41077

HIGHLIGHTS



  GEORGIA-PACIFIC CORPORATION _GEORGIA-PACIFIC GROUP

  (Dollar amounts, except per share,

   and shares are in millions)                  1998     1997

  ------------------------------------------------------------


  Net sales                                   $13,223  $12,979

  Income before extraordinary items              111      (86)

  Basic income per share before

   extraordinary items                          1.23    (0.94)

  Cash provided by operations                  1,686     1,254

  Property, plant and equipment

   investments                                   632       715

  Cash dividends paid                             90        92

  Total assets at year end                    11,538    11,779

  Total debt at year end                       4,568     4,519

  Total debt to capital at

   year end, book basis                        44.5%     43.1%

  Total debt to capital at

   year end, market basis                      47.4%     44.7%

  ------------------------------------------------------------

  Cash dividends paid per share of

   common stock                               $ 1.00

  Market price per share of common

   stock at year end                          $58.56   $ 60.75

  Shares of common stock outstanding

   at year end                                  86.5      92.2

  ------------------------------------------------------------


  GEORGIA-PACIFIC CORPORATION - GEORGIA-PACIFIC GROUP

  FINANCIAL REVIEW

  FINANCIAL OBJECTIVE: Total shareholder returns.

  The Georgia-Pacific Group continues to focus on creating long-term shareholder value. The paper and forest products industry traditionally provided shareholders a portion of their returns through dividend payments, while trying to increase equity values by reinvesting operating cash flows in expansion projects and acquisitions. The industry's stock performance suggests the returns on much of this reinvestment have been insufficient. Georgia-Pacific Group management recognizes this performance gap. We believe cash generated in excess of positive net present value investment opportunities should be distributed to shareholders in the form of both dividends and share repurchases.

  SEPARATION OF CASH FLOWS.  In December 1997, as part of our effort to improve returns for our shareholders, the Corporation issued letter stock that separated the business and cash flows of the Corporation's timberlands from those of its manufacturing and distribution operations. Georgia-Pacific Group stock tracks the performance of the Corporation's manufacturing and distribution operations.

  The earnings and cash flows of the Georgia-Pacific Group are generated,

  reinvested and distributed solely for the benefit of Georgia-Pacific Group shareholders.

  CAPITAL STRUCTURE.  We balance our mix of debt and equity to best benefit our shareholders. We achieve this by keeping our weighted average cost of capital as low as possible, while retaining the flexibility needed to finance attractive opportunities and pay dividends. Our capital structure decisions are influenced by risk factors that contribute to the volatility of our cash flows. These include economic cycles, changes in industry capacity and additional environmental regulations. At the same time, a number of factors reduce our risk and increase the Corporation's borrowing capacity. These include the number,

size, diversity and liquidity of our capital assets and of The Timber Company's timberlands. The Corporation employs a high proportion of long-term, fixed-rate debt in its capital structure, consistent with the long-term nature of the

  Corporation's assets.

 In January 1998, the Board of Directors approved a $250 million increase in the

  Corporation's target debt level, to $5.75 billion. All the increase was allocated to the Georgia-Pacific Group. We believe this is appropriate given the approximately $4.2 billion in additions to the Group's manufacturing asset base since establishing the original target debt level of $5.5 billion in 1993, and considering the major cost reduction achievements of the past three years.

  On December 31, 1998, the Georgia-Pacific Group's share of corporate debt was

  $4.57 billion. On a market value basis, the debt-to-capital ratio for the

  Georgia-Pacific Group was 47 percent. The cash-generation capability of the

Group allows it to service debt at this level in cyclical troughs, while leaving sufficient free cash for dividends and maintenance needs. More importantly, this capability allows for significant cash distributions to our shareholders, even during periods of weak industry fundamentals.



  On December 31, 1998, the Corporation's total debt was $5.55 billion, nearly

  $200 million below the target debt of $5.75 billion. During 1998, the

Corporation took advantage of options to call some higher-coupon, long-term debt and replaced it with lower-cost, longer-term debt. As a result, the portfolio remained cost efficient during this period of volatile markets. The weighted average after-tax cost of debt was 4.4 percent. Approximately 75 percent of our debt was long term, with an average maturity of approximately 19 years. On a combined market value basis, the Corporation's debt-to-capital ratio was 44 percent.



  The Board of Directors continually reviews the Corporation's capital structure and could change the target debt level in the future. Any future major acquisitions likely would be financed with equity or a combination of debt and equity.

  INVESTMENTS AND DIVESTITURES.  The Georgia-Pacific Group evaluates most major projects and acquisitions by their projected rate of return of cash flows. An acceptable rate of return for a project depends on the risks inherent in the project. Several factors create risk, including the levels of economic growth

  and product demand in U.S. and export markets; changes in industry capacity;

  changes in the cost of wood fiber and other costs of production; and potential competition from substitute or imported products.



  In addition to the preinvestment evaluations of capital projects, we review major investments during the course of the projects and/or after their completion. These reviews compare the actual timing and amounts of expenditures,

  product prices, raw material costs and other critical success factors to the assumptions made when the investments were proposed. These reviews (presented periodically to the Corporation's Board) are key to continually learning about and understanding the risks inherent in future investments. This knowledge is critical to our ability to employ shareholders' capital where it is most likely to create positive economic returns.



We anticipate property, plant and equipment investments will remain around $700 million per year for the foreseeable future, excluding any potential acquisition costs.



 In our continuing effort to create shareholder value, we routinely evaluate the performance and strategic fit of existing operations. Assets not considered strategic or not expected to deliver adequate returns undergo evaluation for divestment. For example, the Georgia-Pacific Group's decision to curtail production of Southern hardwood market pulp in 1998 was based on our belief we were unlikely to produce economic returns in export market pulp going forward.

  Evaluation of the worldwide hardwood pulp market convinced us that continued

  production of Southern hardwood pulp for sale in export markets could not deliver acceptable returns for our shareholders, except in cyclical peaks.



The Georgia-Pacific Group measures business unit performance and bases incentive compensation on the Economic Value Added (EVA) metric. In applying this measure,

  business units are compensated for their ability to improve returns on the market value of capital employed. These plans encourage our employees and management to continuously seek process improvements, manage inventories, reduce costs and divest underperforming assets.



 DIVIDENDS AND SHARE REPURCHASES.  We believe a portion of our cash flows should be paid to shareholders as regular, sustainable quarterly dividends. Currently,

the Group pays a $0.25 per share quarterly dividend. In the future, the dividend rate will depend on our cash flows, long-term capital requirements and overall capital structure.



  As was the case in 1998, there likely will be periods when the Georgia-Pacific

  Group generates cash in excess of our opportunities for reinvestment and dividend requirements. Excess cash will be returned to our shareholders through share repurchases, so they can make their own reinvestment choices. We believe our long-term shareholders will benefit as their proportionate share of the

  Group grows.



 Management is authorized to repurchase shares of the Georgia-Pacific Group when total corporate debt is below $5.75 billion and Georgia-Pacific Group debt is below $4.75 billion. During 1998, the Georgia-Pacific Group repurchased 7.7 million shares. This represents a tax-efficient distribution of $436 million to our shareholders and an 8 percent gross reduction from our January 1 share base.

  GEORGIA-PACIFIC CORPORATION - GEORGIA-PACIFIC GROUP

  OPERATIONS REVIEW

The Georgia-Pacific Group has grown through expansion and acquisitions to become one of the world's leading manufacturers of building products and pulp and paper. Among North American producers, the Georgia-Pacific Group (the "Group")

  ranks first in structural and other wood panels; second in lumber products;

  second in communication papers (uncoated free-sheet); second in gypsum wallboard; second in market pulp; third in linerboard and medium; fourth in tissue and paper towels; and fifth in corrugated packaging.

The Group's distribution segment leads in supplying wholesale building products in the United States. The Group's chemicals business is the primary supplier of resins and other chemicals to the forest products industry.



  Since 1997, the Georgia-Pacific Group has made substantial progress toward its goal of reducing capital expenditures. Management adopted a more disciplined approach to investing, in an effort to reduce expenditures for property, plant and equipment from more than $1 billion in 1996 to a normalized level of $650 million to $750 million per year. After maintenance and environmental spending,

  the Group limits investments either to businesses with higher return opportunities, such as gypsum, tissue and chemicals; or to projects that lower costs or improve efficiencies. Investments in property, plant and equipment in

  1998 totaled $632 million, approximately 84 percent of 1998's depreciation of

  $744 million.



  The Group operates production facilities in four operating business segments:

  building products; distribution; containerboard and packaging; and pulp and paper. Operating segment descriptions follow.

  BUILDING PRODUCTS.  The Georgia-Pacific Group is a leading manufacturer of building products in the United States. The building products segment includes wood panels (including plywood, oriented strand board [OSB] and industrial panels), lumber, gypsum products and chemicals. These products are manufactured at 147 facilities in the United States, at seven plants in Canada, and through joint ventures in South Africa and South America. The building products business is affected by the level of housing starts; the level of repairs, remodeling and additions; commercial building activity; the availability and cost of financing;

  and changes in industry capacity. Exports for the building products segment in

  1998 were $78 million, primarily to the Caribbean and Europe.

  WOOD PANELS.  The largest producer of structural wood panels in the United

  States, the Georgia-Pacific Group accounts for about 20 percent of domestic capacity. The segment's 16 softwood plywood plants and six OSB plants can produce 7 billion square feet of panels annually. With most of these plants located in the Southeast, the business benefits from an ample supply of timber,

  favorable weather conditions, regional population growth, national economic growth and other factors. OSB is a structural panel made from wood strands carefully arranged in layers and bonded with resin. OSB serves many of the same uses as unsanded plywood, including roof decking, sidewall sheathing and floor underlayment.



The building products segment leads in production of manufactured board products for industrial and construction applications. Twenty-one mills manufacture hardboard, particleboard, panelboard, softboard, hardwood plywood, decorative panels and medium-density fiberboard. Applications include furniture, cabinets,

  housing, retail fixtures and other industrial products.

  LUMBER.  The second-largest lumber producer in North America, the Georgia-

Pacific Group annually manufactures about 2.7 billion board feet, approximately

  5 percent of domestic lumber production. Most of the segment's 37 lumber mills are located in the Southern United States. Lumber products are manufactured from

  Southern pine, a variety of Appalachian and Southern hardwoods, cypress,

  redwood, cedar, spruce, hemlock and Douglas fir.



  Demand for the building products segment's engineered lumber products has increased rapidly in recent years as wood I-joists (made from veneer, OSB and sawn lumber) have become the product of choice for floor joist applications.

  Laminated veneer lumber and wood I-joists are designed to meet the precise structural performance requirements of roofing and flooring systems.

GYPSUM PRODUCTS.  The building products segment operates 20 gypsum board plants throughout the United States and Canada and is the second-largest producer of gypsum wallboard in North America, with an annual capacity of 6.3 billion square feet. Gypsum products include wallboard, Dens specialty panels, fire-door cores,

  industrial plaster and joint compound. In addition, the segment also operates four 100-percent-recycled gypsum paperboard mills with a capacity of 306,000 tons per year and owns gypsum reserves of approximately 195 million recoverable tons, an estimated 42-year supply at current production rates.



During 1998, the Georgia-Pacific Group proceeded with construction of a new 500-

  million-square-foot-capacity gypsum wallboard facility at Wheatfield, Indiana.

Local power generation plants will supply it with synthetic gypsum, a waste by-

  product of coal combustion. This arrangement provides a new low-cost source of raw material, while more than doubling the amount of this waste product recycled in the state of Indiana. Operations are expected to begin in the second quarter of 1999.

  CHEMICALS.  The building products segment's chemicals business is the forest products industry's leading supplier of wood-bonding resins, industrial thermosetting resins, paper chemicals and tall-oil-based chemicals. The business ships more than 4 billion pounds of thermosetting resins, formaldehyde, pulp chemicals and paper chemicals annually from 20 plants to most of the major buyers of these products. This segment also produces chemicals for use in a variety of specialty applications in other industries, including roofing,

  thermal insulation, metal working, coatings, fertilizer and transportation. In

 1998, the chemicals business expanded internationally through joint ventures in

  South Africa, Chile and Argentina. The business is conducting an ongoing worldwide search for opportunities to leverage its chemicals technology and other strengths.

  DISTRIBUTION.  The distribution segment of the Georgia-Pacific Group leads all domestic wholesalers of building products. This segment sells building products to independent dealers, industrial customers and large home improvement centers throughout the United States. The distribution business provides a nationwide outlet for a significant amount of the Georgia-Pacific Group's building products. It also sells building products purchased from third parties. In 1998,

these third-party purchases totaled $2.3 billion and accounted for approximately

  58 percent of distribution segment sales.



The distribution segment's geographic coverage and product breadth are unmatched in North America. The distribution business is affected by the availability and

  cost of financing, the pace of new home construction, and the level of repair and remodeling expenditures.



  In 1995, the segment began reengineering its organizational, logistical and information systems. Implementation of these initiatives, however, was far more costly and difficult than anticipated. As part of an aggressive effort to return these operations to profitability, management decided in late 1997 to sell or close the segment's millwork fabrication facilities and a number of distribution centers in the Western United States. These efforts were concluded in 1998, and in the third and fourth quarters the segment posted quarterly operating profits for the first time in three years.

CONTAINERBOARD AND PACKAGING.  The containerboard and packaging segment produces containerboard, corrugated containers and packaging, bleached paperboard and kraft paper. The third-largest North American producer of containerboard, this segment is the primary supplier of this product to independent converters in the

  United States. Annual capacity at the five containerboard mills totals 3.8 million tons, representing about 10 percent of total U.S. capacity. The corrugated packaging plants use approximately 72 percent of the segment's containerboard production; the remainder is sold to independent box converters in the United States, Latin America and Asia. Markets for containerboard and packaging products are affected primarily by changes in industry capacity and the level of industrial activity in U.S. and export markets. Containerboard and packaging segment exports totaled 520,000 tons during 1998, a significant drop from 1997's level of 591,000 tons.



  The segment took several steps in 1998 to improve the strategic position and performance of its containerboard operations. In June, it completed the acquisition of CeCorr Inc., a leading manufacturer of corrugated sheets in the

  United States. Management also initiated a new production strategy in the containerboard mills: matching production with demand while maintaining - or lowering - unit cost and tightly maintaining rollstock inventories. This operating policy provides the mills with production flexibility without compromising their competitive cost position. This represents a clear departure from operating policies employed in the past.



  In addition to standard corrugated containers, the segment's packaging plants manufacture many specialty packaging products. These include double- and triple-

wall boxes, bulk bins, water-resistant packaging, and high-finish and preprinted packaging for point-of-sale displays. The Technology and Development Center in

Norcross, Georgia, uses state-of-the-art technology to design and test packaging for customers.

  PULP AND PAPER.  The Georgia-Pacific Group produces and sells market pulp,

  communication papers, tissue and other products at 14 facilities in the United

  States. Combined production capacity for pulp, paper and tissue is 5.1 million tons. The pulp and paper segment's mills are among the industry's lowest-cost producers. An initiative over the past several years has motivated employees throughout the mill system to find ways to continually reduce costs, increase quality and reduce maintenance spending.



  Markets for pulp and paper products are affected primarily by changes in industry capacity, the level of economic growth in U.S. and export markets, and fluctuations in currency exchange rates. Exports from this operating segment consist chiefly of market pulp bound for Asia, Europe and Latin America. In

  1998, exports dropped sharply from prior years due to the Asian economic slowdown. Exports for the pulp and paper segment fell from $715 million in 1997 to $592 million in 1998.

  MARKET PULP.  The Georgia-Pacific Group ranks second in the world in the production of market pulp. The pulp and paper operating segment includes six mills with a combined annual capacity of 2.1 million tons, approximately 20 percent of U.S. capacity. These mills produce primarily Southern softwood,

  Northern hardwood, and sulfite pulps for use in the manufacture of many paper grades. The segment also is a major supplier of fluff pulp and other specialty pulps. Fluff pulp is used in the manufacture of disposable diapers and other

  sanitary items. Demand continues to grow for these products, particularly in developing countries.



 The Asian financial crisis continued to impact the world pulp market throughout

  1998. The segment historically exported approximately 65 percent of its market pulp to Asia, Europe and Latin America. In 1998, exports fell to 57 percent of market pulp sales. The decline was principally in bale pulp sold to Asian markets. In response to a sharp drop in orders from Asia, the segment took nearly 108,000 tons of market-related pulp downtime in the first half of 1998.

By mid-summer, it became increasingly obvious that Southern hardwood pulp could no longer compete in the international marketplace. During the third quarter of

1998, the pulp and paper segment indefinitely shut down the hardwood market pulp portion of its Port Hudson, Louisiana, operations, resulting in the elimination of approximately 260,000 tons of annual production capacity.

COMMUNICATION PAPERS.  The Georgia-Pacific Group is the nation's second-largest domestic producer of communication papers. Also known as uncoated free-sheet,

  communication papers are used in office copy machines and printers, commercial printing, business forms, stationery, tablets, books, envelopes, labels and checks. The pulp and paper segment's seven uncoated free-sheet paper mills have a combined annual capacity of 2.2 million tons, approximately 15 percent of

U.S.

  capacity. These products are sold through major paper distributors, office products distributors, printing equipment manufacturers, retailers and converters. Products are sold under a variety of names including Microprint,

  Quantum, Spectrum, Nekoosa Solutions, Valorem, GeoCycle, HOTS, St. Croix, Re-

  Comm and Westminster.



In 1998, the communication papers business reorganized to consolidate management of its merchant distribution business and to improve its focus on other emerging channels of converting and distribution. The reorganization effectively brought decision-makers closer to the customers. In a very difficult market, operating profits improved year-over-year.

  Communication papers continues to focus on its strategy of reducing costs and improving customer service. A key investment is a major information systems initiative that is anticipated to start on schedule in 1999. Once completed, it will enable the business to continue to optimize paper machine productivity,

decrease order fulfillment time, and reduce transportation and inventory costs.

  TISSUE.  The Georgia-Pacific Group ranks fourth among U.S. producers of tissue products, which include bath tissue, paper towels and napkins. These products are manufactured at five primary mills and two converting plants. Capacity totals approximately 740,000 tons annually, about 10 percent of total U.S.

  capacity. Approximately 70 percent is sold to customers through grocery, drug and mass merchandise retailers. Consumer brand names include Angel Soft,

  Sparkle, Coronet, MD and Delta. The remaining 30 percent of production is sold primarily to commercial and industrial markets through independent distributors,

or directly to national fast-food accounts. This business's line of proprietary dispensing systems for the Cormatic, Ultimatic and Guardian brands continued to expand in 1998.



  In recent years, demand for the pulp and paper segment's tissue products exceeded primary production capacity. To reduce reliance on purchased parent rolls, the business completed a new tissue machine and associated converting equipment at Crossett, Arkansas, and a major rebuild of an existing machine at

  Plattsburgh, New York. These two investments will increase production by approximately 80,000 tons of tissue per year.

  MANAGEMENT'S DISCUSSION AND ANALYSIS

  GEORGIA-PACIFIC GROUP

The Georgia-Pacific Group consists of all of Georgia-Pacific Corporation's (the

  "Corporation") manufacturing mills and plants and its building products distribution business. These include 95 facilities in the United States and one in Canada manufacturing containerboard and packaging materials, communication papers, market pulp, tissue and other products; 147 facilities in the United

States and seven in Canada that manufacture lumber, wood panels such as plywood,

  oriented strand board and industrial panels, gypsum products, chemicals and other products; and a distribution organization that operates a network of 63 sales centers, large distribution centers and smaller local distribution centers throughout the United States. The accompanying financial statements present the historical results of operations and financial condition of the operations that compose the Group. The results of operations of the Group have historically been, and are expected to continue to be, subject to highly cyclical earnings patterns.



  The Group also includes a procurement function that is responsible for purchasing timber and wood fiber for all of the Group's manufacturing facilities. Historically, a portion of the Group's timber requirements have been supplied by the Corporation's own timberlands (17 percent in 1998), which now constitute The Timber Company, and the remaining amounts have been supplied by unaffiliated third parties.



In 1997 and 1998, the Georgia-Pacific Group and The Timber Company negotiated an operating policy governing sales of timber through the year 2000, which is more fully described in Note 13 of the Notes to Combined Financial Statements.

  1998 COMPARED WITH 1997

The Georgia-Pacific Group reported net sales of $13.2 billion and net income of

  $98 million, or $1.09 per share, for 1998, compared with net sales of $13.0 billion and a net loss of $146 million, or $1.60 per share, in 1997. The 1998 results include an extraordinary, after-tax loss of $13 million, or $0.14 per share, for the early retirement of debt. The 1997 results included a pretax gain of $14 million ($9 million after taxes) from the sale of the Group's Martell,

 California, assets that included a sawmill and a particleboard plant, and a $60 million, or $0.66 per share, one-time, after-tax charge for an accounting change.



Selling, general and administrative expense ("SG&A") was $1,105 million in 1998,

  compared with $1,137 million in 1997. The cost reduction is the result of overhead reduction plans initiated in 1996 and implemented through 1997.

  Interest expense was $372 million in 1998, compared with $381 million in 1997.

  The reduction is the result of lower average debt levels and lower average interest rates.



  The Georgia-Pacific Group reported pretax income of $198 million and an income tax provision of $87 million for the year ended December 31, 1998, compared with a pretax loss of $118 million and an income tax benefit of $32 million for the year ended December 31, 1997. The effective tax rate used to calculate the provision or benefit for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with business acquisitions.



  In 1997, the Group adopted Financial Accounting Standards Board ("FASB")

Emerging Issues Task Force Issue No. 97-13 ("EITF 97-13"), "Accounting for Costs

  Incurred in Connection with a Consulting Contract or an Internal Project that

  Combines Business Process Reengineering and Information Technology

Transformation," which resulted in a one-time, after-tax charge of $60 million.



  The remaining discussion refers to the "Selected Operating Segment Data" table below.

  SELECTED OPERATING SEGMENT DATA

  Georgia-Pacific Corporation _ Georgia-Pacific Group





                                         Year ended December 31

                                          ---------------------

  (In millions)                           1998     1997     1996

  -------------------------------------------------------------


  Net sales

   Building products                  $  5,792 $  5,545  $ 5,752

   Distribution                          4,333    4,406    4,563

   Containerboard and packaging          2,104    1,817    1,976

   Pulp and paper                        3,548    3,701    3,620

   Other*                              (2,554)  (2,490)  (3,001)

  --------------------------------------------------------------

  Total net sales                     $ 13,223 $ 12,979  $12,910

  ==============================================================

  Operating profits

   Building products                  $    603 $    490  $   567

   Distribution                              1    (171)    (220)

   Containerboard and packaging            106      (6)      127

   Pulp and paper                          133      201      250

   Other                                 (273)    (251)    (282)

  --------------------------------------------------------------

  Total operating profits                  570      263      442

  Interest expense                         372      381      354

  Provision (benefit) for

   income taxes                             87     (32)       54

  --------------------------------------------------------------

  Income (loss) before

   extraordinary items and

   accounting change                       111     (86)       34

  Extraordinary items,

   net of taxes                           (13)        -      (5)

  Cumulative effect of

   accounting change,

   net of taxes                              -     (60)        -

  --------------------------------------------------------------

  Net income (loss)                    $    98 $  (146)  $    29

  ==============================================================


  *Includes the elimination of intersegment sales.



  BUILDING PRODUCTS. The Georgia-Pacific Group's building products segment reported net sales of $5.8 billion and operating profits of $603 million for the year ended December 31, 1998, compared with net sales of $5.5 billion and operating profits of $490 million in 1997. Return on sales was 10.4 percent in

1998 and 8.8 percent in 1997. The 1997 results included unusual one-time charges of $32 million primarily related to asset write-downs, including closure of certain building products facilities, as well as information systems write-offs.



The primary components of the increase in 1998 sales and operating profits were

  45 percent higher oriented strand board prices and 6 percent higher gypsum prices. Demand and volume were also higher in 1998 for both of these products than in the prior year. These increases were offset slightly by 12 percent lower lumber prices and 9 percent higher log costs. Favorable economic conditions and sustained high housing starts should continue to provide profitable results for the building products segment in 1999.

  DISTRIBUTION.  The Georgia-Pacific Group's building products distribution segment reported operating profits of $1 million in 1998 (including gains on asset sales of $20 million) compared with a loss of $171 million in 1997

  (including gains on asset sales of $26 million). The 1997 results included restructuring charges of $80 million. The improvement in the distribution segment's operating results reflects the implementation of the division's restructuring plan, which began in the 1997 fourth quarter. This plan included disposition of its millwork fabrication facilities nationwide and of a number of distribution centers located in the Western United States. The millwork fabrication facilities have been divested and the targeted distribution centers have been sold or closed. The Georgia-Pacific Group expects continued

  improvement in its distribution segment in 1999.

  CONTAINERBOARD AND PACKAGING.  The Georgia-Pacific Group's containerboard and packaging segment reported net sales of $2.1 billion and operating profits of

  $106 million for the year ended December 31, 1998, compared with net sales of

 $1.8 billion and a loss of $6 million in 1997. Return on sales increased to 5.0 percent compared with (0.3) percent for the same period a year ago, principally due to a 19 percent increase in average prices for containerboard and an average

  6 percent price increase for packaging products. During 1998, the Georgia-

Pacific Group took approximately 270,000 tons of downtime at its containerboard mills to avoid building inventories. It anticipates slightly stronger pricing for containerboard and packaging in 1999 but may continue to take downtime depending on overall demand for these products.

PULP AND PAPER.  The Georgia-Pacific Group's pulp and paper segment reported net sales of $3.5 billion and operating profits of $133 million for the year ended

December 31, 1998, compared with net sales of $3.7 billion and operating profits of $201 million in 1997. Return on sales decreased to 3.7 percent compared with

5.4 percent for the same period a year ago, principally due to a slight decrease in average prices for almost all of the Group's pulp and paper products.

Excluding a one-time, $12 million charge in 1998 primarily for the closure of a hardwood market pulp operation, return on sales was 4.1 percent. Average pulp prices were approximately 9 percent below year ago levels. Tissue prices decreased approximately 3 percent due to lower fiber costs and new capacity.

  Average prices of communication papers for 1998 were approximately 2 percent below year ago levels.



 Compared with a year ago, the Georgia-Pacific Group has reduced inventories for most pulp and paper products, incurring downtime when necessary. During the second half of 1998, the Georgia-Pacific Group took significant market-related downtime due to continued weakness in demand and pricing for pulp and paper,

  primarily stemming from market conditions in Asia. In the 1998 third quarter,

  the Georgia-Pacific Group indefinitely shut down the hardwood market pulp portion of its operations at Port Hudson, Louisiana, resulting in closure of approximately 260,000 tons of annual production capacity. Additionally, the

  Corporation took approximately 300,000 tons of downtime in 1998 at its pulp mills to avoid building inventories. The Georgia-Pacific Group has experienced

increased activity in foreign markets for pulp in recent months. However, demand and pricing for most of its pulp and paper products are expected to remain weak for much of 1999.



  Prices for most of the Group's commodity paper products have been declining since the fourth quarter of 1995. Historically, prices for all the Group's paper products have been highly volatile, and it is expected that this trend will continue through 1999.

OTHER.  The operating loss for the "Other" nonreportable segment, which includes some miscellaneous businesses, certain goodwill amortization, unallocated corporate operating expenses and the elimination of profit on intersegment sales, increased by $22 million to a loss of $273 million in 1998 from a loss of

$251 million in 1997. This increase was primarily a result of higher litigation and environmental remediation costs.



  LIQUIDITY AND CAPITAL RESOURCES

  OPERATING ACTIVITIES. The Georgia-Pacific Group generated cash from operations of $1,686 million during 1998. The Group's cash provided by operations in 1997 was $1,254 million. The increase is due primarily to higher net income and lower working capital levels in 1998.



  INVESTING ACTIVITIES.  Capital expenditures for property, plant and equipment,

excluding acquisitions, during 1998 were $632 million compared with $715 million in 1997. Expenditures in 1998 included $186 million in the building products segment, $12 million in the distribution segment, $84 million in the containerboard and packaging segment, $305 million in the pulp and paper segment and $45 million of other and general corporate. The Georgia-Pacific Group expects to make capital expenditures for property, plant and equipment of approximately $700 million in 1999, excluding the cost of any acquisitions.



  During 1998, the Georgia-Pacific Group invested $90 million for pollution control and abatement. The Group's 1999 capital expenditure budget currently

  includes approximately $160 million for environment-related projects. Certain other capital projects that are being undertaken for the primary reason of improving financial returns or safety will also include expenditures for pollution control.



  On April 15, 1998, the U.S. Environmental Protection Agency (the "EPA")

  promulgated a set of regulations known as the "Cluster Rule" that establishes new requirements for air emissions and wastewater discharges from pulp and paper mills. The Georgia-Pacific Group estimates it will make capital expenditures up to approximately $550 million over the next eight years in order to comply with the Cluster Rule's requirements. Of that total, about $365 million will be spent by the end of 2000. One of the main components of the Cluster Rule requires that pulp and paper mills use only elemental chlorine free ("ECF") technology, which requires the complete substitution of chlorine dioxide for elemental chlorine in the pulp bleaching process. Approximately $183 million of the amount required to be spent in the next two years will go toward ECF conversion at mills located in

  Ashdown, Arkansas; Crossett, Arkansas; Bellingham, Washington; and Palatka,

  Florida. The bulk of the remaining expenditures within the next two years will be for additional air emission controls at the Georgia-Pacific Group's 14 pulp and paper facilities.



  Cash paid for timber was $475 million in 1998 compared with $481 million in

  1997.


On June 30, 1998, the Georgia-Pacific Group completed its acquisition of CeCorr

  Inc. ("CeCorr"), a leading independent producer of corrugated sheets in the

  United States. The Group paid approximately $93 million in cash and issued approximately 1.6 million shares of Georgia-Pacific Group stock valued at

  $57.875 per share for all the outstanding shares of CeCorr. In addition, the

  Georgia-Pacific Group assumed approximately $58 million of CeCorr's debt. On

  July 2, 1998, a former owner of CeCorr exercised his right to resell to the

eorgia-Pacific Group approximately 1.1 million shares of Georgia-Pacific Group stock issued in the transaction.



  During 1998, the Georgia-Pacific Group received $67 million from the sale of assets, principally various distribution facilities. During 1997, the Georgia-

  Pacific Group received proceeds of $107 million from the sale of assets, $38 million of which was from the sale of its Martell operations.

  FINANCING ACTIVITIES.  At December 31, 1998 and 1997, the Corporation's total debt was $5.55 billion and $5.49 billion, respectively, of which $4.57 billion and $4.52 billion, respectively, of such total debt was Georgia-Pacific Group's debt. The debt of the Georgia-Pacific Group bears interest at a rate equal to the weighted average rate of the Corporation's total debt, calculated on a quarterly basis. The weighted average interest rate on the Corporation's total debt at December 31, 1998 was 7.2% including outstanding interest rate exchange agreements. The Georgia-Pacific Group's debt increases or decreases by the amount of any cash provided by or used for its operating activities, investing activities, dividend payments, share repurchases or issuances and other nondebt-

  related financing activities. See Note 1 of the Notes to Combined Financial

  Statements for further discussion of financial activities.



  In conjunction with the sale of the Corporation's Martell operations in March

  1997, the Corporation received notes receivable from the purchaser. In April

  1997, the Corporation monetized these notes receivable through the issuance of notes payable in a private placement. Proceeds from the notes receivable will be used to fund payments required for the notes payable. The balances of the notes receivable, which are classified as "Other assets," and notes payable, which are classified as "Other long-term liabilities," were both $270 million on the

  Corporation's December 31, 1998 and 1997 balance sheets.



During 1998, the Corporation issued $300 million of 7.25% Debentures Due June 1,

  2028 and a $14 million floating rate note due September 30, 2003. In January

  1998, the Corporation redeemed $200 million of 9 3/4% Sinking Fund Debentures

Due January 15, 2018. In February 1998, the Corporation redeemed $200 million of

  9 1/2% Debentures Due February 15, 2018.



At December 31, 1998, the Corporation had outstanding borrowings of $637 million under certain industrial revenue bonds. Approximately $11 million from the issuance of these bonds was held by trustees at December 31, 1998 to refund a like amount of bonds maturing on January 4, 1999. The corresponding amount held by trustees is classified as "Other current assets" on the accompanying balance sheets.



  The Corporation has a $1.5 billion unsecured revolving credit facility that is used for direct borrowings and as support for commercial paper and other short-

term borrowings. The agreement will terminate in 2001. As of December 31, 1998,

  $570 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.



The Corporation's senior management establishes parameters of the Corporation's financial risk, which has been approved by the Board of Directors (the "Board").

Hedging interest rate exposure through the use of swaps and options and hedging foreign exchange exposure through the use of forward contracts are specifically contemplated to manage risk in keeping with management policy. Derivative instruments, such as swaps, forwards, options or futures, which are based directly or indirectly upon interest rates, currencies, equities and commodities, may be used by the Corporation to manage and reduce the risk inherent in price, currency and interest rate fluctuations.



  The Corporation does not utilize derivatives for speculative purposes.

  Derivatives are transaction-specific so that a specific debt instrument,

  contract or invoice determines the amount, maturity and other specifics of the hedge. Counterparty risk is limited to institutions with long-term debt ratings of A or better.

  The tables below present principal (or notional) amounts and related weighted average interest rates by year of expected maturity for the Corporation's debt obligations as of December 31, 1998 and 1997. For obligations with variable interest rates, the tables set forth payout amounts based on current rates and do not attempt to project future interest rates.



  Georgia-Pacific Corporation _ Georgia-Pacific Group





  (In millions)                      1999      2000      2001      2002

  ------------------------------------------------------------


  Debt

  Commercial paper and other

  short-term notes                $     -   $     -   $     -   $     -

  Average interest rates                -         -         -         -

  Notes and debentures            $     -   $     -   $     -   $   300

  Average interest rates                -         -         -     10.0%

  Revenue bonds                   $    21   $    21   $     1   $    75

  Average interest rates             4.2%      4.4%      6.5%      5.1%

  Other loans                     $     2   $    13   $     -   $     -

  Average interest rates             7.7%      7.9%         -         -

  Accounts receivable sale program      $   -     $   -     $   -     $ -

  Average interest rates                -         -         -         -

  Notional principal amount of

  interest rate exchange

  agreements                      $    56   $   100   $     -   $     -

  Average interest rate paid

  (fixed)                            8.8%      8.4%         -         -

  Average interest rate received

  (variable)                         5.0%      5.8%         -         -

  ------------------------------------------------------------


  Georgia-Pacific Corporation _ Georgia-Pacific Group





                                                             Fair value

                                                           December 31,

  (In millions)                      2003 Thereafter    Total      1998

  ------------------------------------------------------------




  Debt

  Commercial paper and other

  short-term notes                $     -   $   929   $   929   $   929

  Average interest rates                -      5.8%      5.8%      5.8%

  Notes and debentures            $   300   $ 2,900   $ 3,500   $ 3,783

  Average interest rates             5.5%      8.6%      8.4%      8.4%

  Revenue bonds                   $     1   $   518   $   637   $   587

  Average interest rates             6.5%      5.2%      5.2%      5.2%

  Other loans                     $    14   $     -   $    29   $    29

  Average interest rates             5.8%         -      6.9%      6.9%

  Accounts receivable sale

   program                        $     -   $   280   $   280   $   280

  Average interest rates                -      5.7%      5.7%      5.7%

  Notional principal amount of

  interest rate exchange

  agreements                      $   300   $     -   $   456   $    14

  Average interest rate paid

  (fixed)                            5.9%         -      6.8%      6.8%

  Average interest rate received

  (variable)                         5.7%         -      5.7%      5.7%

  ------------------------------------------------------------


  The Corporation has the intent and ability to refinance commercial paper, other short-term notes and the accounts receivable sale program as they mature.

Therefore, maturities of these obligations are reflected as cash flows expected to be made after 2003.



  Georgia-Pacific Corporation _ Georgia-Pacific Group





  (In millions)                      1998      1999      2000      2001

  ------------------------------------------------------------


  Debt

  Commercial paper and other

  short-term notes                $     -   $     -   $     -   $     -

  Average interest rates                -         -         -         -

  Notes and debentures            $   817   $     -   $     -   $     -

  Average interest rates             8.0%         -         -         -

  Revenue bonds                   $    36   $     9   $    16   $     1

  Average interest rates             4.3%      4.5%      4.4%      6.5%

  Other loans                     $     -   $     -   $    13   $     -

  Average interest rates                -         -      7.9%         -

  Accounts receivable sale program      $   -     $   -     $   -     $ -

  Average interest rates                -         -         -         -

  Notional principal amount of

  interest rate exchange

  agreements                      $   320   $    56   $   100   $     -

  Average interest rate paid

  (fixed)                            9.4%      8.8%      8.4%         -

  Average interest rate received

  (variable)                         5.8%      5.7%      5.9%         -

  ------------------------------------------------------------


  Georgia-Pacific Corporation _ Georgia-Pacific Group





                                                             Fair value

                                                           December 31,

  (In millions)                      2002 Thereafter    Total      1997

  ------------------------------------------------------------




  Debt

  Commercial paper and other

  short-term notes                $     -   $   621   $   621   $   621

  Average interest rates                -      6.4%      6.4%      6.4%

  Notes and debentures            $   300   $ 2,600   $ 3,717   $ 4,055

  Average interest rates            10.0%      8.7%      8.7%      8.7%

  Revenue bonds                   $    75   $   522   $   659   $   637

  Average interest rates             5.0%      5.0%      4.9%      4.9%

  Other loans                     $     -   $     -   $    13   $    13

  Average interest rates                -         -      7.9%      7.9%

  Accounts receivable sale program      $   -     $   280   $   280   $ 280

  Average interest rates                -      6.1%      6.1%      6.1%

  Notional principal amount of

  interest rate exchange

  agreements                      $     -   $     -   $   476   $    10

  Average interest rate paid

  (fixed)                               -         -      9.0%      9.0%

  Average interest rate received

  (variable)                            -         -      5.8%      5.8%

  ------------------------------------------------------------




  The Corporation has the intent and ability to refinance commercial paper,

other

  short-term notes and the accounts receivable sale program as they mature.

Therefore, maturities of these obligations are reflected as cash flows expected to be made after 2002.



At December 31, 1998, the Corporation had interest rate exchange agreements that effectively converted $456 million of floating rate obligations with a weighted average interest rate of 5.7% to fixed rate obligations with an average effective interest rate of approximately 6.8%. These agreements increased interest expense by $11 million, $16 million and $17 million for the three years ended December 31, 1998, 1997 and 1996, respectively. As of December 31, 1998,

these agreements have a weighted average maturity of approximately 3.5 years. As of December 31, 1998, the Corporation's total floating rate debt exceeded related interest rate exchange agreements by $1.3 billion.



  The Corporation also enters into foreign currency exchange agreements and commodity futures and swaps, the amounts of which were not material to the financial position of the Group at December 31, 1998.



  As of December 31, 1998, the Corporation had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the

  Securities and Exchange Commission.



  The Board has adopted a policy that earnings and cash flows generated from the businesses of the Georgia-Pacific Group or The Timber Company will be used only for reinvestment in the business of the group generating such earnings and related cash flows, for repayment of its debt, or for payment of dividends on,

  or the repurchase of shares of, the class of common stock reflecting such group's performance. Funds of one group will not be loaned to or otherwise invested in the business of the other group.



  In January 1998, the Board authorized management to make purchases of Georgia-

Pacific Group stock on the open market or in private transactions so long as the

Group's total debt remains below $4.75 billion and the Corporation's total debt remains below $5.75 billion. Depending on operating and financial considerations, debt levels of the Corporation and the Georgia-Pacific Group may from time to time be above or below these thresholds.



  During 1998, Georgia-Pacific Group purchased 7.7 million shares of Georgia-

  Pacific Group stock (including 1.1 million shares related to the CeCorr acquisition) at an aggregate price of $427 million ($55.51 average per share) on the open market, of which 6.8 million shares were held as treasury stock at

  December 31, 1998. Cash paid in 1998 related to stock repurchases totaled $436 million, which included $9 million for shares purchased but not settled in 1997.



Subsequent to year-end 1998 through February 5, 1999, the Georgia-Pacific Group purchased 224,200 shares of Georgia-Pacific Group stock at an aggregate price of

  $15 million ($66.42 average per share) on the open market. The Georgia-Pacific

  Group expects to repurchase stock throughout 1999 as long as debt levels are below the established thresholds.



  In 1999, the Georgia-Pacific Group expects its cash flow from operations,

together with proceeds from any sales of assets and available financing sources,

  to be sufficient to fund planned capital investments, pay dividends and make scheduled debt repayments.

  OTHER.  During the second quarter of 1998, the Georgia-Pacific Group and The

  Timber Company revised the operating policy, which they had entered into in

  1997, with respect to sales of timber. The revised policy is discussed in Note

  13 of the Notes to Combined Financial Statements.

The Georgia-Pacific Group employs approximately 44,500 people. The majority are members of unions. The Georgia-Pacific Group considers its relationship with its employees to be good. Twenty union contracts are subject to negotiation and renewal in 1999, including one at a large paper facility.



  In June 1997, the FASB issued Statement of Financial Accounting Standards

("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Georgia-Pacific Group adopted

  SFAS No. 130 in the 1998 first quarter.



  Also in June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 requires companies to determine reporting segments based on the manner in which management makes decisions about allocating resources to segments and measuring their performance. SFAS No. 131 also requires entitywide disclosure about the products and services an entity provides, the countries in which it holds material assets and reports material revenues, and its significant customers. The Georgia-

  Pacific Group adopted SFAS No. 131 in 1998; prior period information was restated to conform with the provisions of SFAS No. 131.



  In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about

Pensions and Other Post-retirement Benefits," which requires additional pension-

  related disclosures. The objective of the statement is to provide sufficient information to understand the changes in benefit obligations or to analyze the quality of earnings of the Corporation. SFAS No. 132 requires disclosure of additional information about the changes in the benefit obligation and the fair value of plan assets during the period, including unrecognized gains and losses.

  The Corporation adopted SFAS No. 132 in 1998.



  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative

Instruments and Hedging Activities," which establishes accounting and reporting

  standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheets and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Corporation will be required to adopt the new statement in 2000; early adoption is encouraged, but no prior period restatement is permitted. Management is evaluating the effect of this statement on the Corporation's derivative instruments, primarily interest rate swaps and foreign currency forward contracts. The impact of adjustments to fair value is not expected to be material to the Georgia-Pacific Group's financial position.



  The Georgia-Pacific Group is working to resolve the effects of the Year 2000 problem on its information systems, the operating systems used in its manufacturing operations as well as its facilities systems. The Year 2000 problem, which is common to most businesses, concerns the inability of such systems to properly recognize and process dates and date-sensitive information on and beyond January 1, 2000. In 1996, the Corporation began a companywide assessment of the vulnerability of its systems to the Year 2000 problem. Based on such assessment, Georgia-Pacific Group has developed a Year 2000 plan, under which all key systems are being tested, and noncompliant software or technology is being modified or replaced. Georgia-Pacific Group is also surveying the Year

  2000 compliance status and compatibility of customers' and suppliers' systems that interface with Georgia-Pacific Group's systems or could otherwise impact the Georgia-Pacific Group's operations.



Georgia-Pacific Group completed the necessary revisions and unit testing to most systems and processes in 1998 with a few systems scheduled for revision in early

  1999. Full integration testing and verification of such systems and processes for Year 2000 compliance will continue and be completed during 1999. Early in

  1998, Georgia-Pacific Group completed an inventory of the process control systems and embedded chips used in its manufacturing operations, and currently

believes that only a small percentage of such systems and chips could be subject to Year 2000 problems. Georgia-Pacific Group currently expects to have these affected manufacturing systems replaced or corrected by mid-year 1999 and to complete testing and verification of such systems for Year 2000 compliance throughout 1999. Since completion of the original inventories, some additional systems and devices have been discovered and added to the inventory list for testing and, if necessary, remediation. Due to system acquisitions and the number and complexity of existing systems, the Group expects some continuing additions of noncritical systems to the inventory list. The Georgia-Pacific

Group has contacted each of its critical suppliers to ascertain their respective levels of readiness to address and remediate Year 2000 problems and is currently reviewing their responses. The Group has identified and contacted critical customers to ascertain their respective levels of Year 2000 readiness and will be assessing the need for testing with customers as appropriate. While Georgia-

  Pacific Group currently believes that it will be able to modify or replace its affected systems in time to minimize any detrimental effects on its operations,

failure to do so, or the failure of Georgia-Pacific Group's major customers and suppliers to modify or replace their affected systems, could have a material adverse impact on Georgia-Pacific Group's results of operations, liquidity or combined financial position in the future. The most reasonably likely worst-case scenario of failure by Georgia-Pacific Group or its customers or suppliers to resolve the Year 2000 problem would be a temporary slowdown or cessation of manufacturing operations at one or more of the Georgia-Pacific Group's facilities and a temporary inability on the part of Georgia-Pacific Group to process orders and billings in a timely manner and to deliver finished products to customers. Georgia-Pacific Group's individual business units are currently identifying and considering various contingency options, including identification of alternate suppliers, vendors and service providers, and manual alternatives to systems operations, which will allow them to minimize the risks of any unresolved Year 2000 problems on their operations and to minimize the effect of any unforeseen Year 2000 failures. Contingency plans will be finalized by mid-year 1999.



  Georgia-Pacific Group currently estimates the incremental cost of the work needed to resolve the Year 2000 problem at approximately $60 million (including approximately $10 million of capital costs), of which $20 million is included for the impact of contingency planning activities and unexpected events.

  Approximately $13 million has been incurred to date. In addition, Georgia-

Pacific Group expects to incur internal costs totaling approximately $20 million related to the Year 2000 problem, of which approximately $11 million has been incurred to date. The bulk of the incremental costs relates to replacement or modification of affected process control systems in the Group's manufacturing operations and is projected to be incurred in the second and third quarters of

1999. The majority of the internal costs relates to code remediation and testing and is projected to be incurred through 1999. These incremental and internal costs will be expensed as incurred, except for new systems purchased that will be capitalized in accordance with corporate policy. Such costs may be material to the Group's results of operations in one or more fiscal quarters or years,

but are not expected to have a material adverse effect on the long-term results of operations, liquidity or combined financial position of the Group.



 For a discussion of commitments and contingencies refer to Note 12 of the Notes to Combined Financial Statements.



  1997 COMPARED WITH 1996

 The Georgia-Pacific Group reported net sales of $13.0 billion and a net loss of

  $146 million for 1997, compared with net sales of $12.9 billion and net income of $29 million in 1996. The 1997 results included a pretax gain of $14 million

  ($9 million after taxes) from the sale of the Group's Martell operations that included a sawmill and a particleboard plant, and a $60 million one-time, after-

  tax charge for an accounting change. The 1996 results included a net pretax charge of $39 million primarily related to a voluntary early retirement program,

  and a pretax gain of $39 million from the sale of two gypsum wallboard

facilities. An extraordinary, after-tax loss of $5 million was recorded in 1996 for the early retirement of debt.



SG&A expense was $1,137 million for 1997, compared with $1,354 million in 1996.

  The cost reduction was largely the result of a voluntary early retirement program initiated in 1996 and overhead reduction plans implemented through 1997.



  Interest expense was $381 million in 1997 compared with $354 million in 1996.

  The increase was the result of higher average debt levels and higher average interest rates.



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

  BUILDING PRODUCTS.  The Georgia-Pacific Group's building products segment reported net sales of $5.5 billion and operating profits of $490 million for

  1997, compared with net sales of $5.8 billion and operating profits of $567 million in 1996. The 1997 results included unusual charges of $32 million primarily related to asset write-downs, including closure of certain building products facilities, as well as information systems write-offs. The 1996 results included an unusual pretax gain of $39 million from the sale of two gypsum wallboard facilities. Return on sales decreased to 8.8 percent in 1997 from 9.9 percent in 1996. A 10 percent increase in lumber prices, combined with a 10 percent increase in gypsum prices, more than offset approximately 22 percent lower prices for oriented strand board and an increase in log costs.

  DISTRIBUTION.  Operating losses for the Georgia-Pacific Group's distribution segment were $171 million for 1997, compared with losses of $220 million in

  1996. The 1997 results included restructuring charges of $80 million, compared with restructuring charges of $117 million in 1996. Sales volumes were down 4 percent in 1997 compared with 1996.

  CONTAINERBOARD AND PACKAGING.  The Georgia-Pacific Group's containerboard and packaging segment reported net sales of $1.8 billion and an operating loss of $6 million in 1997, compared with net sales of $2.0 billion and operating profits of $127 million in 1996. Return on sales decreased to (0.3) percent for 1997 compared with 6.4 percent in 1996, primarily as a result of substantially lower average prices for containerboard and packaging products.

PULP AND PAPER.  The Georgia-Pacific Group's pulp and paper segment reported net sales of $3.7 billion and operating profits of $201 million for 1997, compared with net sales of $3.6 billion and operating profits of $250 million in 1996.

The 1997 results included unusual one-time charges of $6 million for information systems write-offs. Return on sales decreased to 5.4 percent in 1997 compared with 6.9 percent in 1996, primarily as a result of lower overall average prices for pulp and paper products in 1997.

  OTHER.  The operating loss for the "Other" nonreportable segment decreased by

  $31 million to a loss of $251 million in 1997 from a loss of $282 million in

1996, primarily as a result of lower profit elimination on intersegment sales in

  1997.



CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE

  SECURITIES LITIGATION REFORM ACT OF 1995.  The statements under "Management's

  Discussion and Analysis" and other statements contained herein that are not historical facts are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks,

  uncertainties and assumptions. In addition to the risks, uncertainties and assumptions discussed elsewhere herein, factors that could cause or contribute to actual results differing materially from such forward-looking statements include the following: the Group's production capacity continuing to exceed demand for its pulp and paper products, necessitating market-related downtime;

  the ability of the Group, and its customers and suppliers to address the Year

  2000 problem in a timely and efficient manner; changes in the productive capacity and production levels of other building products and pulp and paper producers; the effect on the Group of changes in environmental and pollution control laws and regulations; the general level of economic activity in U.S. and export markets, particularly the Asian markets; variations in the level of housing starts; fluctuations in interest rates and currency exchange rates; the availability and cost of wood fiber; and other risks, uncertainties and assumptions discussed in the Corporation's filings with the Securities and

  Exchange Commission, including the Corporation's Form 10-K dated December 31,

  1998 and the Corporation's Form 8-K dated October 17, 1996



  REPORT ON MANAGEMENT'S RESPONSIBILITIES  Management of Georgia-Pacific

Corporation is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and the estimates and judgments upon which certain amounts in the financial statements are based. Management is also responsible for preparing the other financial information included in this annual report. In our opinion, the accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and the other financial information in this annual report is consistent with the financial statements.



  Management is also responsible for establishing and maintaining a system of internal control over financial reporting, which encompasses policies,

procedures and controls directly related to, and designed to provide reasonable assurance as to, the reliability of the published financial statements. An independent assessment of the system is performed by the Corporation's internal audit staff in order to confirm that the system is adequate and operating effectively. The Corporation's independent public accountants also consider certain elements of the internal control system in order to determine their auditing procedures for the purpose of expressing an opinion on the financial statements. Management has considered any significant recommendations regarding

  the internal control system that have been brought to its attention by the internal audit staff or independent public accountants and has taken steps it deems appropriate to maintain a cost-effective internal control system. The

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



  Management believes that as of December 31, 1998, the internal control system over financial reporting is adequate and effective in all material respects.



  /s/  James E. Terrell

  ---------------------

  James E. Terrell

  Vice President and Controller



  /s/  John F. McGovern

  ---------------------

  John F. McGovern

  Executive Vice President - Finance

     and Chief Financial Officer



  /s/  A. D. Correll

  ------------------

  A. D. Correll

  Chairman, Chief Executive Officer and President



  February 5, 1999



                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



  To Georgia-Pacific Corporation:

We have audited the accompanying combined

  balance sheets of the Georgia-Pacific Corporation - Georgia-Pacific Group (as

  described in Note 1) as of December 31, 1998 and 1997 and the related combined statements of income, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.



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

  Corporation - Georgia-Pacific Group as of December 31, 1998 and 1997 and the

results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

As explained in Note 1 of the Notes to Combined Financial Statements, effective

December 31, 1997, the Georgia-Pacific Group changed their method of accounting for business process reengineering costs incurred as part of a project to acquire, develop, or implement internal-use software.



  /s/  Arthur Andersen LLP

  ------------------------

  Arthur Andersen LLP

  Atlanta, Georgia



  February 5, 1999



  COMBINED STATEMENTS OF INCOME

  Georgia-Pacific Corporation--Georgia-Pacific Group



                                         Year ended December 31

                                          ---------------------

  (In millions, except per

   share amounts)                       1998     1997     1996

  ---------------------------------------------------------------


  Net sales                           $ 13,223  $12,979  $12,910

  ---------------------------------------------------------------

  Costs and expenses

   Cost of sales, excluding

   depreciation and cost of

   timber harvested shown below

    The Timber Company                      89       75      109

    Third parties                       10,248   10,258    9,810

  ---------------------------------------------------------------

  Total cost of sales                   10,337   10,333    9,919

  ---------------------------------------------------------------

   Selling, general and

   administrative                        1,105    1,137    1,354

   Depreciation and cost of timber

   harvested

    The Timber Company                     320      350      315

    Third parties                          891      910      880

  ---------------------------------------------------------------

  Total depreciation and cost of

     timber harvested                    1,211    1,260    1,195

  ---------------------------------------------------------------

   Interest                                372      381      354

   Other income                              -     (14)        -

  ---------------------------------------------------------------

  Total costs and expenses              13,025   13,097   12,822

  ---------------------------------------------------------------

   Income (loss) before income taxes,

   extraordinary items and

   accounting change                       198    (118)       88

   Provision (benefit) for

    income taxes                            87     (32)       54

  ---------------------------------------------------------------

  Income (loss) before

   extraordinary items and

   accounting change                       111     (86)       34

  Extraordinary items, net of taxes       (13)        -      (5)

  Cumulative effect of accounting

    change, net of taxes                     -     (60)        -

  ---------------------------------------------------------------

  Net income (loss)                   $     98  $ (146)  $    29

  ===============================================================

  Basic per share:

  Income (loss) before

    extraordinary items and

    accounting change                 $   1.23  $(0.94)

   Extraordinary items, net of taxes    (0.14)        -

   Cumulative effect of accounting

    change, net of taxes                     -   (0.66)

  ---------------------------------------------------------------

   Net income (loss)                  $   1.09  $(1.60)

  ---------------------------------------------------------------

  Diluted per share:

  Income (loss) before

    extraordinary items and

    accounting change                 $   1.22  $(0.94)

   Extraordinary items, net of taxes    (0.14)        -

   Cumulative effect of accounting

    change, net of taxes                     -   (0.66)

  ---------------------------------------------------------------

   Net income (loss)                  $   1.08  $(1.60)

  ---------------------------------------------------------------

  Average number of shares

   outstanding:

   Basic                                  89.9     91.4

   Diluted                                90.5     91.4

  ===============================================================


  The accompanying notes are an integral part of these combined financial statements.



  COMBINED STATEMENTS OF CASH FLOWS

  Georgia-Pacific Corporation--Georgia-Pacific Group


  CAPTION

                                           Year ended December 31

                                           ----------------------

  (In millions)                           1998      1997    1996

  ---------------------------------------------------------------


  Cash flows from operating

  activities

   Net income (loss)                    $   98   $ (146)  $   29

   Adjustments to reconcile net income

   (loss) to cash provided by operations:

   Depreciation                            744       785     761

   Cost of timber harvested-third

    parties                                147       125     119

   Cost of timber harvested-The

    Timber Company                         320       350     315

   Deferred income taxes                    34        34      13

   Amortization of goodwill                 62        59      59

   Stock compensation programs             (3)         -      20

   Cumulative effect of accounting

    change, net of taxes                     -        60       -

   Loss (gain) on disposal of

    assets, net                              1       (5)    (40)

   Decrease (increase) in receivables      145      (63)      35

   Decrease (increase) in inventories       92       101     (4)

   Decrease in accounts payable           (48)      (26)    (17)

   Change in other working capital          51         6      61

   Change in other assets and other

     long-term liabilities                  43      (26)      25

  ---------------------------------------------------------------

  Cash provided by operations            1,686     1,254   1,376

  ---------------------------------------------------------------

  Cash flows from investing

   activities

  Property, plant and equipment

   investments                           (632)     (715)  (1,055)

  Timber contract purchases from

   third parties                         (142)     (131)    (94)

  Timber purchases from The

   Timber Company                        (333)     (350)   (315)

  Acquisition                            (112)         -   (363)

  Proceeds from sales of assets             67       107     105

  Other                                     21      (23)      59

  ---------------------------------------------------------------

  Cash used for investing activities    (1,131)  (1,112)  (1,663)

  ---------------------------------------------------------------

  Cash flows from financing

   activities

  Share repurchases                      (436)      (13)       -

   Net (repayments of)

   additions to debt                      (41)      (70)     373

  Cash dividends paid                     (90)      (92)    (91)

  Other                                      9        31       4

  ---------------------------------------------------------------

  Cash (used for) provided by

   financing activities                  (558)     (144)     286

  ---------------------------------------------------------------

  Decrease in cash                         (3)       (2)     (1)

  Balance at beginning of year               8        10      11

  ---------------------------------------------------------------

  Balance at end of year                $    5   $     8  $   10

  ===============================================================


  The accompanying notes are an integral part of these combined financial statements.



  COMBINED BALANCE SHEETS

  Georgia-Pacific Corporation--Georgia-Pacific Group





                                                December 31

                                            ------------------

  (In millions)                                  1998     1997

  ---------------------------------------------------------------


  Assets

  Current assets

  Cash                                        $      5   $     8

  ---------------------------------------------------------------

  Receivables, less allowances

   of $25 and $19, respectively                  1,231     1,368

  ---------------------------------------------------------------

  Taxes receivable                                   -        61

  ---------------------------------------------------------------

  Inventories

   Raw materials                                   417       396

   Finished goods                                  760       878

   Supplies                                        310       293

   LIFO reserve                                  (209)     (212)

  ---------------------------------------------------------------

  Total inventories                              1,278     1,355

  ---------------------------------------------------------------

  Deferred income tax assets                        61        67

  ---------------------------------------------------------------

  Other current assets                              65        52

  ---------------------------------------------------------------

   Total current assets                          2,640     2,911

  ---------------------------------------------------------------

  Timber contracts                                  78        71

  ---------------------------------------------------------------

  Property, plant and equipment

   Land and improvements                           403       401

   Buildings                                     1,331     1,306

   Machinery and equipment                      12,338    12,001

   Construction in progress                        315       364

  ---------------------------------------------------------------

  Property, plant and

    equipment, at cost                          14,387    14,072

  Accumulated depreciation                     (8,162)   (7,795)

  ---------------------------------------------------------------

  Total property, plant and

     equipment, net                              6,225     6,277

  ---------------------------------------------------------------

  Goodwill, net                                  1,677     1,599

  ---------------------------------------------------------------

  Other assets                                     918       921

  ---------------------------------------------------------------

  Total assets                                $ 11,538   $11,779

  ===============================================================






                                                December 31

                                             -----------------



                                                        1998       1997

  ---------------------------------------------------------------


  Liabilities and shareholders' equity

  Current liabilities

   Short-term debt                            $  1,173   $ 1,462

   Accounts payable                                553       639

   Accrued compensation                            243       207

   Other current liabilities                       412       390

  ---------------------------------------------------------------

  Total current liabilities                      2,381     2,698

  ---------------------------------------------------------------

  Long-term debt, excluding

   current portion                               3,395     3,057

  ---------------------------------------------------------------

  Other long-term liabilities                    1,566     1,546

  ---------------------------------------------------------------

  Deferred income tax liabilities                  987       959

  ---------------------------------------------------------------

  Commitments and contingencies

  Shareholders' equity                           3,209     3,519

  ---------------------------------------------------------------

  Total liabilities

   and shareholders' equity                   $ 11,538   $11,779

  ===============================================================




  The accompanying notes are an integral part of these combined financial statements.

  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

  Georgia-Pacific Corporation--Georgia-Pacific Group


  CAPTION



                                          Year Ended December 31

                                          ----------------------

  (In millions)                            1998      1997      1996

  ---------------------------------------------------------------




  Shareholders' equity balance,

   beginning of year                     $3,519    $3,683    $3,718

  Net income (loss)                          98     (146)        29

  Cash dividends paid                      (90)      (92)      (91)

  Common stock repurchases                (427)      (22)         -

  Other comprehensive income               (10)       (5)         4

  Other common stock activity               119       101        23

  ---------------------------------------------------------------

  Shareholders' equity balance,

   end of year                           $3,209    $3,519    $3,683

  ===============================================================


  The accompanying notes are an integral part of these combined financial statements.



  COMBINED STATEMENTS OF COMPREHENSIVE INCOME

  Georgia-Pacific Corporation _ Georgia-Pacific Group





                                       Year Ended December 31

                                        ---------------------



  (In millions)                     1998        1997         1996

  --------------------------------------------------------------------


  Net income (loss)                  $  98      $(146)       $   29

  Other comprehensive income

    (loss), before tax

       Foreign currency

         translation adjustments      (14)        (11)         (10)

       Minimum pension liability

         adjustment                    (3)           3           16

  Income tax (expense) benefit

     related to other items of

     comprehensive income                7           3          (2)

  --------------------------------------------------------------------

  Comprehensive income (loss)        $  88      $(151)       $   33

  ====================================================================


  The accompanying notes are an integral part of these combined financial statements.



  GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP



  NOTES TO COMBINED FINANCIAL STATEMENTS

  NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  BASIS OF PRESENTATION.  The Corporation, a Georgia corporation, is broadly engaged in five business operations: the manufacture of building products

(including plywood, oriented strand board, various industrial wood products, and softwood and hardwood lumber as well as certain nonwood products including gypsum board and chemicals); the distribution of building products manufactured by the Corporation or purchased from others; the manufacture of containerboard and packaging (including linerboard, medium, kraft and corrugated packaging);

the manufacture of pulp and paper (including communication papers, market pulp,

bleached board and tissue); and the growing of timber on the approximately 5.8

million acres of timberlands that the Corporation owns or leases. In 1998, these timberlands supplied approximately 17 percent of the overall timber requirements of the Corporation's manufacturing facilities.



  On December 16, 1997, shareholders of the Corporation approved the creation of two classes of common stock intended to reflect separately the performance of the Corporation's manufacturing and timber businesses (the "Letter Stock

Recapitalization"). The Corporation's Articles of Incorporation were amended and restated to (i) create a new class of stock designated as Georgia-Pacific

  Corporation -Timber Group common stock, $0.80 par value per share ("The Timber

  Company stock"), consisting of 250 million authorized shares; (ii) redesignate each authorized share of the Corporation's common stock, $0.80 par value per share (the "Existing Common Stock") as, and convert each share into, one share of Georgia-Pacific Corporation - Georgia-Pacific Group common stock, $0.80 par value per share (the "Georgia-Pacific Group stock"); (iii) increase the number of shares of Georgia-Pacific Group stock authorized for issuance from 150 million shares to 400 million shares; and (iv) authorize the distribution of one share of The Timber Company stock for each outstanding share of Georgia-Pacific

  Group stock.



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

  Georgia-Pacific Group stock. This formula is intended to give each class of common stock a number of votes proportionate to its aggregate market capitalization at the time of any vote. Accordingly, changes in the market value of Georgia-Pacific Group stock and The Timber Company stock will affect their relative voting rights. As of December 31, 1998, the holders of Georgia-Pacific

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

  Georgia-Pacific Group or The Timber Company and dividends or distributions on,

or repurchases of, Georgia-Pacific Group stock or The Timber Company stock will

reduce the assets of the Corporation legally available for payment of dividends on both Georgia-Pacific Group stock and The Timber Company stock



The Board may, in its sole discretion, determine to convert shares of the class of common stock related to one group into the class of common stock related to the other group at any time at a 15 percent premium, or at a 10 percent premium in the case of certain dispositions of all or substantially all of the properties or assets of the group whose stock is being converted. Any conversion at any premium would dilute the interests in the Corporation of the holders of the class of common stock being issued in the conversion. In addition, any such conversion of a class of common stock into another class of common stock would preclude holders of both classes of common stock from retaining their investment in a security that is intended to reflect separately the performance of the relevant group.



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

  Group. The Corporation's debt was allocated between the groups based upon a number of factors including expected future cash flows, volatility of earnings,

and the ability to pay debt service and dividends. In addition, the Corporation

  considered certain measures of creditworthiness, such as coverage ratios and various tests of liquidity, as a means of ensuring that each group could continue to pay debt service during a business downcycle. Management believes that such allocation is equitable and reasonable.



  At December 31, 1998, $983 million of the Corporation's debt was The Timber

 Company's and $4.6 billion was the Georgia-Pacific Group's. The Corporation has not allocated specific debt securities or instruments to either group. The debt of each group bears interest at a rate equal to the weighted average interest rate of all of the Corporation's debt calculated on a quarterly basis. Expenses related to the debt are reflected in the weighted average interest rate.

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

  Where determinations based on specific usage alone have been impracticable,

 other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to the Georgia-Pacific

  Group. These methods consisted of allocating costs based on (i) number of employees of each group, (ii) percentage of office space of each group and (iii)

  estimated percentage of staff time allocable to each group. The total of these allocations was $278 million, $339 million and $352 million in 1998, 1997 and

1996, respectively. It is not practicable to provide a detailed estimate of the expenses that would be recognized if the Georgia-Pacific Group were a separate legal entity.

ALLOCATION OF EMPLOYEE BENEFITS. A portion of the Corporation's employee benefit costs, including pension and postretirement health care benefits, has been allocated to the Georgia-Pacific Group. The Georgia-Pacific Group's pension cost related to its participation in the Corporation's noncontributory defined benefit pension plan, and other employee benefit costs related to its participation in the Corporation's postretirement health care benefit plans, are actuarially determined based on the number of its employees and an allocable share of the plan assets and are calculated in accordance with SFAS No. 87,

  "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting

  for Postretirement Benefits Other Than Pensions," respectively. Management believes such method of allocation is equitable and provides a reasonable estimate of the cost attributable to the Georgia-Pacific Group.



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

  ALLOCATION OF FEDERAL AND STATE INCOME TAXES.  The federal income taxes of the

  Corporation and the subsidiaries that own assets allocated between the groups are determined on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds are allocated between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations reflect each group's contribution (positive or negative) to the Corporation's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. Tax benefits that cannot be used by the group generating those benefits, but can be used on a consolidated basis are credited to the group that generated such benefits. Had the groups filed separate tax returns, the provision for income taxes and net income for each group would not have significantly differed from the amounts reported on the groups' statements of income for the years ended December 31,

  1998, 1997 and 1996. However, the amounts of current and deferred taxes and taxes payable or refundable allocated to each group on the historical financial statements may differ from those that would have been allocated had the groups filed separate income tax returns.



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

  Corporation's consolidated financial statements and notes thereto.



 DIVIDENDS.  For purposes of the historical financial statements of the Georgia-

  Pacific Group and The Timber Company for periods prior to 1998, all dividends declared and paid by the Corporation were evenly allocated between the groups.

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



INCOME PER SHARE.  Basic earnings per share are computed based on net income and the weighted average number of common shares outstanding. Diluted earnings per share reflect the assumed issuance of common shares under long-term incentive,

  stock option and stock purchase plans. The computation of diluted earnings per share does not assume conversion or exercise of securities that would have an antidilutive effect on earnings per share. Income per share for each group is reflected on a pro forma basis for 1997 as if the Letter Stock Recapitalization had occurred on January 1, 1997. Amounts are computed for each class of common stock based on the separate earnings attributed to each of the respective businesses. Income per share is omitted from the statements of income for the year ended December 31, 1996 because the Georgia-Pacific Group stock was not part of the capital structure of the Corporation.

  Georgia-Pacific Corporation--Georgia-Pacific Group





                                            Year ended December 31,

  (In millions, except shares

    and per share amounts)                      1998        1997

  ---------------------------------------------------------------




  Basic and diluted income (loss) available

  to shareholders (numerator):

  Income (loss) before extraordinary

   items and accounting change             $     111  $     (86)

  Extraordinary items, net of taxes             (13)           -

  Accounting change, net of taxes                  -        (60)

  ---------------------------------------------------------------

  Net income (loss)                        $      98  $    (146)

  ===============================================================

  Shares (denominator):

  Average shares outstanding               89,882,586   91,430,440

  Dilutive securities:

   Options                                  624,715*         -**

   Employee stock purchase plans              35,810         -**

  ---------------------------------------------------------------

  Total assuming conversion                90,543,111  91,430,440

  ===============================================================

  Per share amounts:

  Basic

  Income (loss) before extraordinary

   items and accounting change             $    1.23   $  (0.94)

  Extraordinary items, net of taxes           (0.14)           -

  Accounting change, net of taxes                  -      (0.66)

  ---------------------------------------------------------------

  Net income (loss)                        $    1.09   $  (1.60)

  ---------------------------------------------------------------

  Diluted

  Income (loss) before extraordinary

   items and accounting change             $    1.22   $  (0.94)

  Extraordinary items, net of taxes           (0.14)           -

  Accounting change, net of taxes                  -      (0.66)

  ---------------------------------------------------------------

  Net income (loss)                        $    1.08   $  (1.60)

  ===============================================================




  *   Options to purchase 11,928 shares of Georgia-Pacific Group stock at $60.50 per share were outstanding during 1998 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

  **  Options to purchase 5,355,477 shares of Georgia-Pacific Group stock at prices ranging from $41.99 per share to $57.29 per share were outstanding during

1997, as well as shares subscribed under the 1997 Employee Stock Purchase Plan.

  However, due to operating losses, these shares are antidilutive and are not included in the calculation of diluted earnings per share.

  INVENTORY VALUATION.  Inventories are valued at the lower of year-to-date average cost or market and include the costs of materials, labor and manufacturing overhead. The last-in, first-out ("LIFO") dollar value pool method was used to determine the cost of approximately 59 percent of inventories at both December 31, 1998 and 1997.

  TIMBER CONTRACTS.  The Georgia-Pacific Group capitalizes purchases of standing timber related to its timber procurement function, and does not purchase timberland. The cost of timber harvested is calculated by individual tract and is based on the volume of timber harvested and the capitalized cost.

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



  The Georgia-Pacific Group capitalizes incremental costs that are directly associated with the development of software for internal use. Amounts are amortized over five years beginning when the assets are placed in service.

  Capitalized costs were $31 million at December 31, 1998 and $48 million at

 December 31, 1997. Amounts are included as property, plant and equipment on the accompanying balance sheets.



In 1997, the Georgia-Pacific Group adopted EITF 97-13, which resulted in a one-

  time, after-tax charge of $60 million.



  The Georgia-Pacific Group capitalizes interest on projects when construction takes considerable time and entails major expenditures. Such interest is charged to the property, plant and equipment accounts and amortized over the approximate life of the related assets. Interest capitalized, expensed and paid was as follows:



                                        Year ended December 31,

                                        -----------------------

  (In millions)                            1998   1997    1996

  -------------------------------------------------------------


  Total interest costs                    $ 381   $392   $ 385

  Interest capitalized                      (9)   (11)    (31)

  -------------------------------------------------------------

  Interest expense                        $ 372   $381   $ 354

  =============================================================

  Interest paid by the Corporation        $ 468   $475   $ 488

  =============================================================

  Portion of interest paid

  charged to the

  Georgia-Pacific Group                   $ 397   $391   $ 383

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



  Amortization expense was $62 million in 1998 and $59 million in 1997 and 1996.

Accumulated amortization at December 31, 1998 and 1997 was $546 million and $484 million, respectively.

  ENVIRONMENTAL MATTERS.  The Georgia-Pacific Group recognizes a liability for environmental remediation costs when it believes it is probable a liability has been incurred and the amount can be reasonably estimated. The liabilities are developed based on currently available information and reflect the participation of other potentially responsible parties, depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as "Other liabilities" on the accompanying balance

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

  ACCOUNTING STANDARDS CHANGE.  In June 1998, the FASB issued SFAS No. 133,

  "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheets and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The

  Corporation will be required to adopt the new statement in 2000. Management is evaluating the effect of this statement on the Corporation's derivative instruments, primarily interest rate swaps and foreign currency forward contracts. The impact of adjustments to fair value is not expected to be material to the Group's financial position.

  RECLASSIFICATIONS.  Certain 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation.

  NOTE 2.   FACTORS AFFECTING THE GEORGIA-PACIFIC GROUP'S BUSINESS

  CYCLICALITY AND VOLATILITY OF EARNINGS.  The pulp and paper industry and, to a lesser extent, the building products industry are subject to highly cyclical earnings patterns, which in recent years have become more volatile. This cyclicality is attributed in large measure to capital spending patterns in these industries. Historically, the Group and its competitors have tended to invest large amounts of capital in building new manufacturing plants and in maintaining and rebuilding existing manufacturing facilities. These capital investments typically have been made at or shortly after earnings peaks. Given the long periods of time required to build new facilities and install new manufacturing equipment (generally 18-36 months), new manufacturing capacity in both the pulp and paper and the building products industries has frequently come on-line at times when prices for these products are falling, thus exacerbating supply and demand imbalances and causing the prices of many of the Group's products to fall sharply. Furthermore, the Georgia-Pacific Group's position as one of the leading worldwide manufacturers of several key products that are essentially commodities has further exacerbated the volatility of the Group's earnings. This increased volatility results from the fact that relatively minor movements in the price of finished products cause major fluctuations in the Georgia-Pacific Group's operating income due to the significant percentage of worldwide volume produced by it. There can be no assurance that the cyclicality that has characterized the pulp and paper and the building products industries in the past will not continue or increase in future years.

 RAW MATERIALS.  The Georgia-Pacific Group relies on supplies of timber and wood fiber to manufacture its wood products and pulp, the latter of which it processes further in the production of a variety of paper products and tissue.

  Historically, the Georgia-Pacific Group has purchased a portion of its timber needs from its own timberlands (17 percent in 1998), and the remainder from a large number of other suppliers. Under the operating policy governing sales of timber by The Timber Company to the Georgia-Pacific Group, The Timber Company

will continue to supply a portion of the Georgia-Pacific Group's timber needs at least through 2000. For a discussion of this operating policy, see Note 13 of the Notes to Combined Financial Statements.



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

  Clean Air Act, the Clean Water Act and the so-called "Cluster Rule." On April

  15, 1998, the EPA promulgated a set of regulations known as the Cluster Rule that establishes new requirements for air emissions and wastewater discharges from pulp and paper mills. The Georgia-Pacific Group estimates that capital expenditures up to approximately $550 million will be made over the next eight years in order to comply with the Cluster Rule's requirements. Of that total,

  about $365 million will be spent by the end of 2000. The Georgia-Pacific Group is also subject to other federal and state laws, including the Resource

  Conservation and Recovery Act and the Comprehensive Environmental Response,

  Compensation and Liability Act. There can be no assurance that such laws or future legislation or administrative or judicial action with respect to protection of the environment will not have a material adverse effect on net sales, operating income or cash flows of the Georgia-Pacific Group.

  NOTE 3.   INDUSTRY SEGMENT INFORMATION

  The Georgia-Pacific Group has four reportable operating segments: building products, distribution, containerboard and packaging, and pulp and paper.

Manufactured products in the building products segment consist primarily of wood panels (plywood, oriented strand board, hardboard and particleboard), lumber,

  gypsum products and chemicals. The distribution segment sells a wide range of building products manufactured by the Group or purchased from others. These segments of the business are primarily affected by the level of housing starts;

  the level of repairs, remodeling and additions; industrial markets; commercial building activity; the availability and cost of financing; and changes in industry capacity.



 The containerboard and packaging segment produces linerboard, medium, kraft and corrugated packaging. The Georgia-Pacific Group's pulp and paper segment produces communication papers, market pulp, bleached board and tissue. Markets for these segments are affected primarily by changes in industry capacity, the level of economic growth in U.S. and export markets, and fluctuations in currency exchange rates.



  The accounting policies of the segments are primarily the same as those described in the summary of significant accounting policies. The Georgia-Pacific

  Group evaluates performance based on profit or loss from operations before interest and income taxes.



  The Georgia-Pacific Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

  The Group's reportable segments are strategic business units that offer different products and services. They are managed separately because each business has different customers and requires different production processes.

  The "Other" nonreportable segment includes some miscellaneous businesses,

certain goodwill amortization, unallocated corporate operating expenses and the elimination of intersegment sales and related profits.



The Georgia-Pacific Group has a large and diverse customer base, which includes some customers located in foreign countries. No single unaffiliated customer accounted for more than 10 percent of total sales in any year during the three years ended December 31, 1998. Sales to foreign markets in 1998, 1997 and 1996 were 7 percent, 8 percent and 8 percent, respectively. These sales were primarily to customers in Europe, Asia and Latin America. Information for the

  Georgia-Pacific Group's operations in foreign markets is as follows:



  REVENUES*



                                           Year ended December 31,

                                           -----------------------

  (In millions)                           1998      1997      1996

  -------------------------------------------------------------


  United States                       $ 12,292  $ 11,911  $ 11,872

  Foreign countries                        931     1,068     1,038

  =============================================================


  *Revenues are attributed to countries based on location of customer.



  Because a substantial portion of the Georgia-Pacific Group's foreign revenues are derived from the sale of U.S.-produced products abroad, assets located outside the United States are not material.



  The Georgia-Pacific Group employs approximately 44,500 people at more than 400 facilities primarily located throughout the United States and Canada.





                          Building                 Containerboard

  (In millions)           Products    Distribution and packaging

  ---------------------------------------------------------------


  1998

  Net sales to unaffiliated

    customers               $3,337       $   4,325        $2,044

  Intersegment sales         2,455               8            60

  ---------------------------------------------------------------

     Total net sales        $5,792       $   4,333        $2,104

  Operating profit (loss)      603               1           106

  Depreciation, cost of timber

     harvested and goodwill

     amortization              641              45           148

  Property, plant and

     equipment investments     186              12            84

  Timber purchases             475               -             -

  Acquisitions                  19               -            93

  Assets                     2,517             990         1,871

  ===============================================================

  1997

  Net sales to unaffiliated

    customers               $3,139       $   4,398        $1,765

  Intersegment sales         2,406               8            52

  ---------------------------------------------------------------

     Total net sales        $5,545       $   4,406        $1,817

  Operating profit (loss)      490           (171)           (6)

  Depreciation, cost of timber

     harvested and goodwill

     amortization              662              48           134

  Property, plant and

     equipment investments     169              44           132

  Timber purchases             481               -             -

  Acquisitions                   -               -             -

  Assets                     2,452           1,179         1,735

  ===============================================================

  1996

  Net sales to unaffiliated

    customers               $2,841       $   4,553        $1,921

  Intersegment sales         2,911              10            55

  ---------------------------------------------------------------

     Total net sales        $5,752       $   4,563        $1,976

  Operating profit (loss)      567           (220)           127

  Depreciation, cost of timber

     harvested and goodwill

     amortization              616              45           130

  Property, plant and

     equipment investments     250             224           186

  Timber purchases             409               -             -

  Acquisitions                 363               -             -

  Assets                     2,467           1,238         1,638

  ===============================================================








                           Pulp and            All

  (In millions)              paper           other       Combined

  ---------------------------------------------------------------

  S>                                                     <C

  1998

  Net sales to unaffiliated

    customers               $3,513       $       2        $13,223

  Intersegment sales            33          (2,556)*           -

  ---------------------------------------------------------------

     Total net sales        $3,548       $ (2,554)        $13,223

  Operating profit (loss)      133           (273)**         570

  Depreciation, cost of timber

     harvested and goodwill

     amortization              354              85         1,273

  Property, plant and

     equipment investments     305              45           632

  Timber purchases               -               -           475

  Acquisitions                   -               -           112

  Assets                     3,808           2,352        11,538

  ===============================================================

  1997

  Net sales to unaffiliated

   customers                $3,675       $       2        $12,979

  Intersegment sales            26          (2,492)*           -

  ---------------------------------------------------------------

     Total net sales        $3,701       $ (2,490)        $12,979

  Operating profit (loss)      201           (251)**          263

  Depreciation, cost of timber

     harvested and goodwill

     amortization              386              89         1,319

  Property, plant and

     equipment investments     306              64           715

  Timber purchases               -               -           481

  Acquisitions                   -               -             -

  Assets                     3,951           2,462        11,779

  ===============================================================

  1996

  Net sales to unaffiliated

    customers               $3,593       $       2        $12,910

  Intersegment sales            27         (3,003)*            -

  ---------------------------------------------------------------

     Total net sales        $3,620       $ (3,001)        $12,910

  Operating profit (loss)      250           (282)**          442

  Depreciation, cost of timber

     harvested and goodwill

     amortization              385              78          1,254

  Property, plant and

     equipment investments     248             147          1,055

  Timber purchases               -               -            409

  Acquisitions                   -               -            363

  Assets                     3,930           2,219         11,492

  ===============================================================


  * Elimination of intersegment sales

  **   Includes some miscellaneous businesses, certain goodwill amortization,

  unallocated corporate operating expenses and the elimination of profit on intersegment sales.

  RECONCILIATION OF SEGMENT OPERATING PROFITS TO COMBINED NET INCOME

  Georgia-Pacific Corporation _ Georgia-Pacific Group





                                          Year Ended December 31

                                          ----------------------



  (In millions)                             1998     1997       1996

  --------------------------------------------------------------------


  Total operating profits                  $   570   $   263   $   442

  Interest expense                             372       381       354

  Provision (benefit) for income taxes          87      (32)        54

  --------------------------------------------------------------------

  Income (loss) before extraordinary

     items and accounting change               111      (86)        34

  Extraordinary items, net of taxes           (13)         -       (5)

  Accounting change, net of taxes                -      (60)         -

  --------------------------------------------------------------------

  Net income (loss)                        $    98   $ (146)   $    29

  ====================================================================


  NOTE 4.  ACQUISITIONS, DIVESTITURES AND UNUSUAL ITEMS



  ACQUISITIONS AND DIVESTITURES. The following acquisition and divestitures were completed during 1998, 1997 and 1996.



On June 30, 1998, the Georgia-Pacific Group completed its acquisition of CeCorr,

  a leading independent producer of corrugated sheets in the United States. On

  June 30, 1998, the Group paid approximately $93 million in cash (net of $2 million of acquired cash) and issued approximately 1.6 million shares of

Georgia-Pacific Group stock valued at $57.875 per share for all the outstanding shares of CeCorr. In addition the Georgia-Pacific Group assumed approximately

  $92 million of CeCorr's debt, of which $34 million was owed to Georgia-Pacific

  Corporation ($58 million net debt assumed). On July 2, 1998, a former owner of

  CeCorr exercised his right to resell to the Group approximately 1.1 million shares of Georgia-Pacific Group stock issued in the transaction.



  The acquisition included 11 CeCorr sheet feeder plants, which manufacture corrugated sheets that are sold to others for final conversion into corrugated containers. The acquisition also included a corrugating medium paper mill, and several specialty operations and support service groups. CeCorr ships

  approximately 6 billion square feet of corrugated sheets per year. CeCorr's results of operations were consolidated with those of the Georgia-Pacific Group beginning July 1, 1998.



The Georgia-Pacific Group has accounted for this transaction using the purchase method to record a new cost basis for assets acquired and liabilities assumed.

  The allocation of the purchase price and acquisition costs to the assets acquired and liabilities assumed is preliminary as of December 31, 1998, and is subject to change pending finalization of appraisals and other studies of fair value and finalization of management's plans. The finalization of such appraisals and other studies of fair value and the finalization of management's plans are expected during the first half of 1999. The difference between the purchase price and the fair market value of the assets acquired and liabilities assumed was recorded as goodwill and is being amortized over 40 years. The preliminary allocation of the purchase price of the acquisition is summarized as follows (in millions of dollars):







  ---------------------------------------------------------------


  Current assets                        $ 46

  Property, plant and equipment          153

  Goodwill                               139

  Liabilities                           (150)

  Common stock issued                   (95)

  ---------------------------------------------------------------

  Net cash paid                         $ 93

  ===============================================================


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

Timber Company through the intergroup account. The notes receivable are included in "Other assets" and the notes payable are classified as "Other long-term liabilities" on the Georgia-Pacific Group's balance sheets. The Georgia-Pacific

  Group recognized a pretax gain of approximately $14 million ($9 million after taxes) on the portion of the sale allocated to the sawmill and the particleboard plant. The amount is reflected in "Other income" on the accompanying statements of income.



  In September 1996, the Georgia-Pacific Group completed the sale of two gypsum wallboard facilities at Buchanan, New York, and Wilmington, Delaware. The sale resulted in after-tax cash proceeds of approximately $39 million and the

Georgia-Pacific Group recognized a pretax gain of $39 million ($24 million after taxes). This amount is reflected in "Other income" on the accompanying statements of income.

  VOLUNTARY EARLY RETIREMENT PROGRAM.  The Corporation implemented a voluntary early retirement program in 1996. Costs associated with enhanced pension benefits related to the voluntary early retirement program were $39 million in

1996. This amount is reflected in "Other income" on the accompanying statements of income.

DISTRIBUTION SEGMENT RESTRUCTURING.  In December 1997, the Georgia-Pacific Group

  began a restructuring plan that included disposing of its millwork fabrication facilities nationwide as well as several distribution centers located in the

Western United States. A reserve of $70 million was recorded in the 1997 fourth quarter for anticipated liabilities and write-down of assets associated with the plan. The execution of the plan included separation of approximately 1,770 employees in 1998. The employees included hourly and salaried personnel employed in the identified millwork fabrication facilities and distribution centers, and associated sales and administrative personnel. The Group also accrued related pension, outplacement and retention expenses for these employees. The total amount of the 1997 charge related to employee severance was $15 million and is reflected in "Cost of sales" and "Selling, general and administrative" expenses on the accompanying statements of income. No termination benefits were paid in

  1997 related to this plan. The remaining amount of the reserve was for the write-down to net realizable value of related inventory, equipment, accounts receivable and software systems for assets to be sold or otherwise disposed of and for impairment of continuing facilities.



  The following table provides a rollforward of the $70 million reserves for business restructurings from December 31, 1997 to December 31, 1998:





  Type of Cost           December 31,                   December 31,

                                 1997                           1998

  (In millions)               balance  Additions    Usage    balance

  ---------------------------------------------------------


  Employee separation          $   15    $     -   $ (15)     $    -

  Facility closing costs

   and asset impairments           55          -     (53)          2

  ---------------------------------------------------------

  Total                        $   70    $     -   $ (68)     $    2

  ===============================================================




  Prior to 1996, the Georgia-Pacific Group implemented a program to change and improve certain processes in the distribution segment. The Georgia-Pacific Group expensed $10 million of termination benefits in 1997 related to this program. As a result of this program, approximately 720 employees were terminated in 1997.

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



  Supplemental information on the accounts receivable balances at December 31,

  1998 and 1997 is as follows:







                                    December 31

                                   ------------

   (In millions)                  1998          1997

  --------------------------------------------------


  Receivables

   Trade                      $  1,169     $   1,277

   Other                            87           110

  --------------------------------------------------

                                 1,256         1,387

  Less allowances                   25            19

  --------------------------------------------------

  Receivables, net            $  1,231     $   1,368

  ==================================================


The Corporation's accounts receivable sale program is accounted for as a secured borrowing. The $280 million of receivables outstanding under the program at both

  December 31, 1998 and 1997 and the corresponding debt are included as current receivables and short-term debt, respectively, on the Corporation's balance sheets. A portion of the cost of the accounts receivable sale program is based on the purchasers' level of investment and borrowing costs. The Georgia-Pacific

  Group pays fees based on the Corporation's senior debt ratings. The total cost of the program, which was $17 million in 1998, $19 million in 1997 and $20 million in 1996, is included in interest expense on the Corporation's statements of income.



  Under the accounts receivable sale agreement, the maximum amount of the purchasers' investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables. The program has been extended to May 1999.



  NOTE 6.  INDEBTEDNESS

  The Corporation's indebtedness includes the following:





                                             December 31

                                           ---------------

  (In millions)                            1998      1997

  -------------------------------------------------------


  Debentures, 8.7% average rate,

     payable through 2028               $ 3,100   $ 3,200

  Notes, 5.9% average rate,

     payable through 2006                   400       517

  Revenue bonds, 5.2% average rate,

     payable through 2027                   637       659

  Other loans, 6.9% average rate,

     payable through 2008                    29        13

  Less: unamortized discount               (19)      (23)

  -------------------------------------------------------

                                          4,147     4,366

  Less: long-term portion of debt         4,125     3,713

  -------------------------------------------------------

  Current portion of long-term debt          22       653

  Commercial paper and other

     short-term notes,

     5.8% average rate                      929       621

  Accounts receivable sale program,

     5.7% average rate                      280       280

  Bank overdrafts, net                      195       223

  -------------------------------------------------------

  Total short-term debt                   1,426     1,777

  -------------------------------------------------------

  Total debt                            $ 5,551   $ 5,490

  =======================================================

  Georgia-Pacific Group's portion of

    Corporation debt:

      Short-term debt                   $ 1,173   $ 1,462

      Long-term debt, excluding

        current portion                   3,395     3,057

  -------------------------------------------------------

  Georgia-Pacific Group's total debt    $ 4,568   $ 4,519

  =======================================================

  The Timber Company's portion of

    Corporation debt:

      Short-term debt                   $   253   $   315

      Long-term debt, excluding

        current portion                     730       656

  -------------------------------------------------------

  The Timber Company's total debt       $   983   $   971

  =======================================================

  Weighted average interest rate on

      Corporation debt at year end         7.2%      7.8%

  =======================================================




  For additional information regarding financial instruments, see Note 7.



  The scheduled maturities of the Corporation's long-term debt for the next five years are as follows: $22 million in 1999, $34 million in 2000, $1 million in

  2001, $375 million in 2002 and $315 million in 2003.





  NOTES, DEBENTURES AND OTHER LOANS.  During 1998, the Corporation issued $300 million of 7.25% Debentures Due June 1, 2028 and a $14 million floating rate note due September 30, 2003. In January 1998, the Corporation redeemed $200 million of 9 3/4% Sinking Fund Debentures Due January 15, 2018. In February

  1998, the Corporation redeemed $200 million of 9 1/2% Debentures Due February

  15, 2018. The Corporation recorded an after-tax extraordinary loss of approximately $14 million related to these redemptions, of which $12 million was allocated to the Group based on the ratio of the Group's debt to the

  Corporation's total debt.



In 1996, the Corporation redeemed $150 million of its 9.25% Debentures Due March

  15, 2016. The Corporation recorded an after-tax extraordinary loss of approximately $5 million related to this redemption, all of which was allocated to the Georgia-Pacific Group.

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

  The agreement will terminate in 2001. As of December 31, 1998, $570 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.



  Borrowings under the agreement bear interest, at the election of the

Corporation, at either (i) the higher of the Federal Funds Rate plus 1/2% or the stipulated bank lending rate or (ii) LIBOR plus .2625% or (iii) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a commitment fee of .0625% per annum on the unused portion of the commitments and a facility fee of .0625% per annum on the aggregate commitments of the lenders. Fees and margins may be adjusted upward or downward according to a pricing grid based on the Corporation's long-term debt ratings. At December 31, 1998, $929 million was borrowed under the credit agreement at a weighted average interest rate of 5.8%. Amounts outstanding under the revolving credit facility are included in "Commercial paper and other short-

  term notes" on the Corporation's balance sheets.



  The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness to operating cash flow) of 4.5 to 1.0, which is to be maintained by the Corporation throughout the term of the credit agreement. As of December 31, 1998, the

  Corporation's leverage ratio was 2.8 to 1.0.

COMMERCIAL PAPER AND OTHER SHORT TERM NOTES.  These borrowings are classified by the Corporation as current liabilities, although all or a portion of them might be refinanced on a long-term basis in 1999.

REVENUE BONDS.  At December 31, 1998, the Corporation had outstanding borrowings of approximately $637 million under certain industrial revenue bonds. During

  1998, approximately $254 million of floating rate bonds were replaced. $241 million of these bonds were refunded by fixed rate instruments and $13 million

  were retired early. Approximately $11 million from the issuance of these bonds was held by trustees at December 31, 1998 to refund a like amount of bonds maturing on January 4, 1999. The corresponding amount held by trustees is classified as "Other current assets" on the Corporation's balance sheets. During

1998, the Corporation recorded an after-tax extraordinary loss of approximately

$1 million as a result of various refundings and early retirements of industrial revenue bond instruments, all of which was allocated to the Georgia-Pacific

  Group. In January 1999, the Corporation issued approximately $24 million of fixed rate industrial revenue bonds. These bonds were issued to refund a like amount of floating rate bonds in March 1999.

OTHER.  At December 31, 1998, the amount of long-term debt secured by property,

  plant and equipment and by timber and timberlands was not material.



Prior to 1996, the Corporation sold certain assets of the Georgia-Pacific Group for $354 million and has agreed to lease the assets back from the purchaser over a period of 30 years. Under the agreement with the purchaser, the Corporation will maintain a deposit (initially in the amount of $322 million) that together with interest earned is expected to be sufficient to fund the Corporation's lease obligation, including the repurchase of assets at the end of the term.

  This transaction is being accounted for as a financing arrangement. At the inception of the agreement, the Georgia-Pacific Group recorded on its balance sheets an asset for the deposit from the sale of $305 million and a liability for the lease obligation of $302 million.



  At December 31, 1998, the related deposit and lease obligation balances were both $358 million. Of these amounts, approximately $18 million was recorded as a current asset and approximately $19 million was recorded as a current liability.

  The long-term portions are recorded in "Other assets" and "Other long-term liabilities" on the Corporation's balance sheets.

  As of December 31, 1998, the Corporation had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the

  Securities and Exchange Commission.

  NOTE 7.  FINANCIAL INSTRUMENTS

  The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:







                             December 31, 1998   December 31, 1997

                             -----------------   -----------------

                               Carrying  Fair     Carrying  Fair

  (In millions)                Amount    Value    Amount    Value

  ----------------------------------------------------------------


  Liabilities:

  Commercial paper and

   other short-term notes

   (Note 6)                    $  929   $ 929      $  621   $  621

  Accounts receivable sale

   program (Note 5)               280     280         280      280

  Notes and debentures

   (Note 6)                     3,500   3,783       3,717    4,055

  Revenue bonds (Note 6)          637     587         659      637

  Other loans (Note 6)             29      29          13       13

  Interest rate exchange

   agreements                       *      14           *       10

  ----------------------------------------------------------------


*The Corporation's balance sheets at December 31, 1998 and 1997 included accrued interest of $1 million and $5 million, respectively, related to these agreements.

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

Corporation makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The Corporation entered into interest rate exchange agreements in prior years to protect against the increased cost associated with a rise in interest rates. At December 31, 1998, the Corporation had outstanding interest rate exchange agreements that effectively converted

 $456 million of floating rate obligations with a weighted average interest rate of 5.7% to fixed rate obligations with an average effective interest rate of approximately 6.8%. These agreements increased interest expense by $11 million,

  $16 million and $17 million for the years ending December 31, 1998, 1997 and

  1996, respectively. As of December 31, 1998, these agreements have a weighted average maturity of approximately 3.5 years. As of December 31, 1998, the

  Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by $1,327 million.



  The estimated fair value of the Corporation's liability under interest rate exchange agreements at December 31, 1998 and 1997 was $14 million and $10 million, respectively, and represents the estimated amount the Corporation could have paid to terminate the agreements. The fair value at December 31, 1998 and

  1997 was estimated by calculating the present value of anticipated cash flows.

  The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.



  The Corporation also enters into foreign currency exchange agreements and commodity futures and swaps, the amounts of which were not material to the consolidated financial position of the Corporation at December 31, 1998 and

  1997.



  The Corporation may be exposed to losses in the event of nonperformance of counterparties but does not anticipate such nonperformance.

OTHER.   Due to the short-term nature of current assets and current liabilities,

  their carrying amounts approximate fair value.



  NOTE 8.  INCOME TAXES

  The provision for income taxes includes the Georgia-Pacific Group's allocated portion of income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Georgia-Pacific Group's provision (benefit) for income taxes consists of the following:







                                     Year ended December 31

                                     -----------------------

  (In millions)                       1998    1997   1996

  ---------------------------------------------------------


  Federal income taxes:

   Current                           $  44  $ (50)  $  37

   Deferred                             33      24     11

  State income taxes:

   Current                               9    (16)      4

   Deferred                              1      10      2

  ---------------------------------------------------------

  Provision (benefit)

   for income taxes                  $  87  $ (32)  $  54

  =========================================================


  Income taxes paid by the Corporation during 1998 are net of refunds of approximately $81 million, primarily related to a 1997 federal overpayment.



  Income taxes paid by the Corporation during 1997 were net of refunds of approximately $45 million, primarily related to a 1996 federal overpayment.



                                     Year ended December 31

                                     -----------------------

  (In millions)                       1998    1997   1996

  ---------------------------------------------------------


  Income taxes paid by the

   Corporation, net of refunds       $  21  $   51  $ 135

  =========================================================




  The federal statutory income tax rate was 35 percent. The Georgia-Pacific

  Group's provision for income taxes is reconciled to the federal statutory rate as follows:







                                     Year ended December 31

                                     ----------------------

  (In millions)                       1998    1997   1996

  ---------------------------------------------------------


  Provision for income taxes

   computed at the federal

   statutory tax rate                $  69  $ (42)  $  31

  State income taxes, net

   of federal benefit                    4     (5)      4

  Goodwill amortization                 24      23     23

  Foreign sales corporation            (6)     (8)    (7)

  Other                                (4)       -      3

  ---------------------------------------------------------

  Provision (benefit) for

   income taxes                      $  87  $ (32)  $  54

  =========================================================


  The components of the Georgia-Pacific Group's net deferred income tax liabilities are as follows:


  CAPTION





                                                 December 31

                                             ------------------

  (In millions)                                 1998       1997

  -------------------------------------------------------------


  Deferred income tax assets:

   Compensation related accruals          $     275  $     273

   Other accruals and reserves                   59         84

   Other                                          -          3

  ------------------------------------------------------------

                                                334        360

   Valuation allowance                            -          -

  -------------------------------------------------------------

                                                334        360

  -------------------------------------------------------------

  Deferred income tax liabilities:

   Property, plant and equipment            (1,172)    (1,206)

   Timber contracts                               -        (2)

   Other                                       (88)       (44)

  -------------------------------------------------------------

                                            (1,260)    (1,252)

  -------------------------------------------------------------

  Deferred income tax

   liabilities, net                       $   (926)  $   (892)

  =============================================================



  Included in the balance sheets:

   Deferred income tax assets*            $      61  $      67

   Deferred income tax liabilities**          (987)      (959)

  -------------------------------------------------------------

  Deferred income tax

   liabilities, net                       $   (926)  $   (892)

  =============================================================


  * Net of current liabilities of $9 million and $6 million at December 31, 1998 and 1997, respectively.

  **   Net of long-term assets of $235 million and $256 million at December 31,

  1998 and 1997, respectively.



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



For the Georgia-Pacific Group, plan assets consist principally of common stocks,

bonds, mortgage securities, interests in limited partnerships, cash equivalents and real estate. At December 31, 1998 and 1997, $101 million and $79 million,

respectively, of noncurrent prepaid pension cost was included in "Other assets."

  Accrued pension cost of $78 million and $68 million at December 31, 1998 and

  1997, respectively, was included in "Other long-term liabilities."

  Pursuant to the provisions of SFAS No. 87, intangible assets of $5 million and

  $2 million were recorded as of December 31, 1998 and 1997, respectively, in order to recognize the required minimum liability.



  The following table sets forth the change in projected benefit obligation and the change in plan assets for the solely administered plans allocated as described in Note 1 of the Notes to Combined Financial Statements under

  "Allocation of Employee Benefits":





                                                December 31,

   (In millions)                              1998        1997

  ----------------------------------------------------------------


  Change in projected benefit obligation



  Projected benefit obligation at

    beginning of year                       $1,614      $1,530

  Service cost                                  82          83

  Interest cost                                113         107

  Plan amendments                               12          26

  Actuarial gains                               72           -

  Foreign currency exchange

    rate changes                               (2)           -

  Benefits paid                              (108)       (132)

  ----------------------------------------------------------------

  Projected benefit obligation at

    end of year                             $1,783      $1,614

  ================================================================

  Change in plan assets

  Fair value of assets at

    beginning of year                       $1,919      $1,721

  Actual return on plan assets                 229         303

  Employer contributions                        23          26

  Foreign currency exchange rate changes       (2)           -

  Benefits paid                              (108)       (131)

  ----------------------------------------------------------------

  Fair value of assets at end of year       $2,061      $1,919

  ================================================================


The funded status and the amounts recognized on the accompanying balance sheets for the solely administered plans are set forth in the following table:





                                                December 31,

   (In millions)                              1998        1997

  ----------------------------------------------------------------


  Funded status                             $  280      $  305

  Unrecognized actuarial gain                (313)       (352)

  Unrecognized prior service cost               68          65

  Unrecognized net (asset) obligation            -           -

  ----------------------------------------------------------------

  Net prepaid benefit cost                  $   35      $   18

  ================================================================

  Amounts recognized on the balance

    sheets consist of:

  Prepaid pension cost                      $  101      $   79

  Accrued pension liability                   (78)        (68)

  Intangible asset                               5           2

  Accumulated other comprehensive income         7           5

  ----------------------------------------------------------------

  Net amount recognized                     $   35      $   18

  ================================================================


       The Georgia-Pacific Group's share of the net periodic pension cost for solely administered and union-administered pension plans included the following:







                                     Year ended December 31

                                     ----------------------

  (In millions)                       1998    1997   1996

  ---------------------------------------------------------


  Service cost of benefits earned    $  82  $   83  $  82

  Interest cost on projected benefit

    obligation                         113     107    105

  Expected return on plan assets     (182)   (163)  (161)

  Amortization of gains               (13)     (7)    (5)

  Amortization of prior service cost     8       6      5

  Amortization of net transition

    obligation                           -     (9)    (9)

  Contributions to multiemployer

    pension plans                        4       4      4

  ---------------------------------------------------------

  Net periodic pension cost          $  12  $   21  $  21

  =========================================================




  The following assumptions were used:

  TABLE


                                     Year ended December 31

                                     ----------------------

                                      1998    1997   1996

  --------------------------------------------------------


  Discount rate used to determine

    the projected benefit

    obligation                         6.5%    7.0%    7.0%

  Rate of increase in future

    compensation levels used to

    determine the projected benefit

    obligation                          5.6    5.5     5.5

  Expected long-term rate of return

    on plan assets used to determine

    net periodic pension cost           9.5    9.5    10.0

  --------------------------------------------------------


  DEFINED CONTRIBUTION PLANS. The Corporation sponsors several defined contribution plans to provide eligible employees with additional income upon retirement. The Corporation's contributions to the plans are based on employee contributions and compensation. The allocated portion of the Corporation's contributions related to the Georgia-Pacific Group totaled $51 million in 1998,

  $47 million in 1997 and $49 million in 1996.

  HEALTH CARE AND LIFE INSURANCE BENEFITS.  The Corporation provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service or after reaching age 65. Benefits,

  eligibility and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs and other group coverage. Effective December 1995, the plans were funded through a trust established for the payment of active and retiree benefits. The trust was funded with an initial contribution of which $31 million was allocated to the Georgia-Pacific Group. The Corporation will continue to contribute to the trust in the amounts necessary to fund current obligations of the plans.



In 1991, the Corporation began transferring its share of the cost of post-age 65 health care benefits to future salaried retirees. It is currently anticipated hat the Corporation will continue to reduce the percentage of the cost of post-

  age 65 benefits that it will pay on behalf of salaried employees who retire in each of the years 1995 through 1999 and that the Corporation will continue to share the pre-age 65 cost with future salaried retirees but will no longer pay any of the post-age 65 cost for salaried employees who retire after 1999.



  The following tables set forth the change in projected benefit obligation and the amounts recognized on the accompanying balance sheets:





                                                December 31,

   (In millions)                              1998        1997

  ----------------------------------------------------------------


  Change in projected benefit obligation



  Projected benefit obligation at

    beginning of year                      $   413      $  529

  Service cost                                   7           7

  Interest cost                                 26          26

  Actuarial gains (losses)                       6       (123)

  Benefits paid                               (21)        (26)

  ----------------------------------------------------------------

  Projected benefit obligation at

    end of year                            $   431      $  413

  ================================================================

  Funded status                            $ (431)      $(413)

  Unrecognized actuarial gain                 (67)        (75)

  Unrecognized prior service cost               11          12

  Unrecognized net (asset) obligation            -           -

  ----------------------------------------------------------------

  Net accrued benefit cost                 $ (487)      $(476)

  ================================================================

  Amounts recognized on the balance

    sheets consist of:

  Prepaid benefit cost                     $     -      $    -

  Accrued benefit liability                  (487)       (476)

  ----------------------------------------------------------------

  Net amount recognized                    $ (487)      $(476)

  ================================================================


  Net periodic postretirement benefit cost included the following components:







                                     Year ended December 31

                                      --------------------

  (In millions)                        1998   1997    1996

  --------------------------------------------------------


  Service cost of benefits earned    $   7  $    7  $  10

  Interest cost on accumulated

   postretirement benefit obligation    26      26     29

  Amortization prior service cost        1       1      -

  Amortization of (gain) loss          (2)     (3)      -

  --------------------------------------------------------

  Net periodic postretirement

   benefit cost                      $  32  $   31  $  39

  ========================================================


  For measuring the expected postretirement benefit obligation, an 8 percent, 9 percent and 10 percent annual rate of increase in the per capita claims cost was assumed for 1998, 1997 and 1996, respectively. The rate was assumed to decrease

  1 percent per year to 5.5 percent in 2001 and remain at that level thereafter.

  The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.0 percent at December 31, 1998 and 6.5 percent at both December 31, 1997 and 1996.



  If the annual health care cost trend rate were increased by 1 percent, the accumulated postretirement benefit obligation would have increased by 10 percent as of December 31, 1998, 9 percent as of December 31, 1997 and 14 percent as of

  December 31, 1996. The effect of this change on the aggregate of service and interest costs would be an increase of 11 percent for 1998, 14 percent for 1997 and 11 percent for 1996.



  If the annual health care cost trend rate were decreased by 1 percent, the accumulated postretirement benefit obligation would have decreased by 9 percent as of December 31, 1998, 9 percent as of December 31, 1997 and 12 percent as of

  December 31, 1996. The effect of this change on the aggregate of service and interest cost would be a decrease of 10 percent for 1998, 13 percent for 1997 and 12 percent for 1996.



  NOTE 10.  COMMON AND PREFERRED STOCK

The Corporation's authorized capital stock consists of (i) 10 million shares of

  Preferred Stock and 25 million shares of Junior Preferred Stock, of which no shares were issued at December 31, 1998, and (ii) 400 million shares of Georgia-

  Pacific Group common stock and 250 million shares of The Timber Company common stock. The Georgia-Pacific Group common stock has a par value of $0.80 per share and 93,282,000 and 92,249,000 shares were issued as of December 31, 1998 and

1997, respectively. The Timber Company common stock has a par value of $0.80 per share and 92,785,000 and 92,607,000 shares were issued as of December 31, 1998 and 1997, respectively.



  At December 31, 1998, the following authorized shares of common stock were reserved for issue:





  Georgia-Pacific Group                         1998

  --------------------------------------------------


  1997 Long-Term Incentive Plan            4,410,300

  1997 Employee Stock Purchase Plan          791,400

  1995 Outside Directors Stock Plan          169,556

  1995 Shareholder Value Incentive Plan    3,967,200

  1994 Employee Stock Option Plan            182,800

  --------------------------------------------------

  Common stock reserved                    9,521,256

  ==================================================








  The Timber Company                            1998

  --------------------------------------------------


  1997 Long-Term Incentive Plan            2,296,700

  1997 Employee Stock Purchase Plan          791,400

  1995 Outside Directors Stock Plan          169,556

  1995 Shareholder Value Incentive Plan    3,969,888

  1994 Employee Stock Option Plan            222,150

  --------------------------------------------------

  Common stock reserved                    7,449,694

  =================================================


  1997 LONG-TERM INCENTIVE PLANS.  The Corporation initially reserved 4,500,000 shares of Georgia-Pacific Group common stock for issuance under the Georgia-

Pacific Group 1997 Long-Term Incentive Plan (the "Georgia-Pacific Group Plan").

  Options totaling 1,469,250, 17,000 and 13,800 were granted under the Georgia-

Pacific Group Plan on January 29, March 2 and July 29, 1998, respectively. These grants have a ten-year term and vest ratably over a three-year period.



The Corporation initially reserved 2,300,000 shares of The Timber Company common stock for issuance under The Timber Company 1997 Long-Term Incentive Plan ("The

Timber Company Plan"). Options totaling 1,010,600 were granted under The Timber

  Company Plan on December 17, 1997. These grants have a ten-year term and vest ratably over a four-year period.



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

  Corporation with responsibilities involving both the Georgia-Pacific Group and

  The Timber Company may be granted options, restricted stock or performance awards under both the Georgia-Pacific Group Plan and The Timber Company Plan in

  a manner that reflects their responsibilities.

  1990 LONG TERM-INCENTIVE PLAN.  The Corporation initially reserved 4,000,000 shares of Existing Common Stock for issuance under the 1990 Long-Term Incentive

Plan (the "1990 Incentive Plan"), which expired March 9, 1995. Restricted stock was awarded to employees at no cost, based on increases in average market value of the Corporation's Existing Common Stock. At the time restricted shares were awarded, the market value of the stock was added to common stock and additional paid-in capital and was deducted from shareholders' equity (long-term incentive plan deferred compensation) in the Corporation's consolidated financial tatements. Long-term incentive plan deferred compensation is amortized over the vesting (restriction) period, generally five years, with adjustments made quarterly for market price fluctuations. At the time awarded shares become vested, the Corporation will pay on behalf of each participant a cash bonus in the amount of the estimated income tax liability to be incurred by the participant as a result of the award and cash bonus. Shares totaling 1,155,000 were awarded under the 1990 Incentive Plan, of which 981,240 shares were vested as of December 31, 1998.



  Compensation expense allocated to the Georgia-Pacific Group was $7 million in

1998, $15 million in 1997 and $28 million in 1996 related to the 1990 Incentive

  Plan.



  As a result of the Letter Stock Recapitalization, each share of restricted

  Existing Common Stock held in the 1990 Incentive Plan was redesignated as

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

  Plan (the "1997 Purchase Plan") offered employees a right to subscribe for

Existing Common Stock at a subscription price of $78.09 per share, representing

85 percent of the mean of the high and low prices of the Corporation's Existing

  Common Stock on September 2, 1997. The subscription period expired on November

  14, 1997. A subscriber had to purchase and pay for shares subscribed not later than November 30, 1999, but prior to the time of the subscriber's last contribution he/she could obtain a refund of his/her payments plus interest at a rate of 6 percent per annum in lieu of stock.



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



  At December 31, 1998, the Corporation had 791,400 shares of Georgia-Pacific

Group stock and 791,400 shares of The Timber Company stock reserved for issuance under the 1997 Purchase Plan. Accordingly, $33 million is reflected as "Other current liabilities" on the accompanying balance sheets. Approximately 5,900 subscribers remained in the 1997 Purchase Plan at December 31, 1998.



  Under the 1995 Employee Stock Purchase Plan (which expired on September 30,

1997), the Corporation issued 763,000 and 19,000 shares of Existing Common Stock in 1997 and 1996, respectively, at a subscription price of $73.84 per share.

  1995 OUTSIDE DIRECTORS STOCK PLAN.  The Corporation initially reserved 200,000 restricted shares of Existing Common Stock for issuance under the 1995 Outside

Directors Stock Plan (the "Directors Plan"), which provides for the issuance of shares of common stock to nonemployee directors of the Corporation on a restricted basis. Each nonemployee director was issued 392 restricted shares each of Georgia-Pacific Group stock and The Timber Company stock in 1998 and 482 shares of Existing Common Stock in 1997.



As a result of the Letter Stock Recapitalization, each share of restricted stock held in the Directors Plan was redesignated as Georgia-Pacific Group stock, and

  an equal number of shares of The Timber Company stock (subject to the same restrictions as the original restricted shares) were distributed. Each director's annual grant consists of a number of shares of Georgia-Pacific Group stock and of The Timber Company stock determined so that (i) a substantially equal number of shares of Georgia-Pacific Group stock and The Timber Company stock will be granted for each year and (ii) the total market value of the shares granted in each year (based on the mean of the high and low prices of each stock on the date of grant) is $40,000 (subject to immaterial rounding differentials). The restrictions on the shares lapse at the time of death,

  retirement from the Board or disability.



  Effective May 6, 1997, accrual of additional retirement benefits under the

  Directors Retirement Program ceased, and the accrued benefits of each of the current nonemployee directors (the present value of which totaled $1,303,889 as of May 6, 1997) were converted into a grant of an equivalent number of shares of restricted stock under the Directors Plan. The total number of shares issued related to this conversion was 15,702.

  EMPLOYEE STOCK OPTION PLANS.  The 1995 Shareholder Value Incentive Plan (the

"SVIP") provides for the granting of stock options having a term of either 5 1/2 or 10 years to officers and key employees. Under the amended and restated SVIP,

no further grants may be made under that plan. Options having a term of 10 years become exercisable in 9 1/2 years unless certain performance targets tied to the

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



  The 1994 Employee Stock Option Plan (the "1994 Option Plan") provided for the granting of stock options to certain nonofficer key employees.

Following the Letter Stock Recapitalization, each outstanding stock option under the SVIP and the 1994 Option Plan was converted into separately exercisable options to acquire a number of shares of Georgia-Pacific Group stock and The

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



                                        Year ended December 31

                                    1998                   1998

  -------------------------------------------------------

                            Georgia-Pacific Group   The Timber Company

  -------------------------------------------------------

                                        Weighted              Weighted

                                         average               average

                                        exercise              exercise

                               Shares      price      Shares     price

  -------------------------------------------------------


  Options outstanding

   at January 1             4,903,100    $  53.32  5,913,700   $ 22.21

  Options granted           1,500,050       56.46          -         -

  Options exercised/

   surrendered              (318,600)       54.43  (180,400)     21.52



  Options cancelled         (524,200)       53.39  (533,962)     21.60

  -------------------------------------------------------

  Options outstanding

   at December 31           5,560,350    $  54.09  5,199,338   $ 22.30

  Options available

   for grant at

   December 31              2,999,950              1,289,400

  -------------------------------------------------------

  Total reserved shares     8,560,300              6,488,738

  =======================================================

  Options exercisable

   at December 31             852,550    $  57.27  1,120,325   $ 23.64

  Average remaining life of

    options outstanding     8.2 years              7.7 years

  Option prices per share:

     Granted                  $ 56-61               $      -

     Exercised/surrendered    $ 42-57               $  17-23

     Cancelled                $ 42-57               $  17-25

     Outstanding              $ 52-61               $  21-25

  =======================================================








                                       Year ended December 31

                                     1997                   1997

  -------------------------------------------------------

                            Georgia-Pacific Group   The Timber Company

  -------------------------------------------------------

                                         Weighted             Weighted

                                          average              average

                                         exercise             exercise

                               Shares       price     Shares     price

  -------------------------------------------------------


  Options outstanding

   at December 17             4,903,400  $  53.32  4,903,400   $  21.61

  Options granted                   -           -  1,010,600      25.13

  Options exercised/

   surrendered                  (300)       41.99      (300)      17.01

  Options cancelled                 -           -          -         -

  -------------------------------------------------------

  Options outstanding

   at December 31             4,903,100  $  53.32  5,913,700   $  22.21

  Options available

   for grant at

   December 31                4,500,000            1,289,400

  -------------------------------------------------------

  Total reserved shares       9,403,100            7,203,100

  =======================================================

  Options exercisable

   at December 31             334,300    $  52.33    334,300   $  21.20

  Average remaining life of

    options outstanding       5.6 years            5.6 years

  Option prices per share (December 17

    through December 31):

     Granted                  $     -             $       25

     Exercised/surrendered    $    42             $       17

     Outstanding              $ 42-57             $    17-25

  =======================================================










                                   Period ended             Year ended

                                   December 16,           December 31,

                                          1997*                   1996

  -------------------------------------------------------

  Georgia-Pacific Corporation

  -------------------------------------------------------

                                         Weighted             Weighted

                                          average              average

                                         exercise             exercise

                               Shares       price     Shares     price

  -------------------------------------------------------


  Options outstanding

   at January 1               4,158,500  $  74.53   2,217,000  $ 75.61

  Options granted             1,746,000     74.25   2,150,500    72.63

  Options exercised/

   surrendered                (514,950)     69.94   (117,400)    57.15

  Options cancelled           (486,150)     75.05   (91,600)     75.45

  -------------------------------------------------------

  Options outstanding

   at period end              4,903,400  $  74.93   4,158,500  $ 74.53

  Options available

   for grant at

   period end                 3,531,200             4,811,000

  -------------------------------------------------------

  Total reserved shares       8,434,600             8,969,500

  =======================================================

  Options exercisable

   at period end              334,600    $  73.53   869,0000   $ 71.41

  =======================================================

  Option prices per share:

   Granted                    $    74               $  73-77

   Exercised/surrendered      $ 59-75               $  39-75

   Cancelled                  $ 59-81               $  39-81

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



  The Rights will expire on December 31, 2007, unless earlier redeemed by the

  Corporation or extended. The Rights would be exercisable only if a person or group acquires 15 percent or more of the total voting rights of all then outstanding shares of common stock of the Corporation, or commences a tender offer that would result in such person or group beneficially owning 15 percent

  or more of the total voting rights of all then outstanding shares of common stock of the Corporation. In such event, each Right would entitle the holder to purchase from the Corporation (i) in the case of a Georgia-Pacific Group Right,

  one one-hundredth of a share of Series B Junior Preferred Stock (a "Series B

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



  CAPITAL STOCK. During 1998, the Corporation purchased on the open market 7.7 million shares of Georgia-Pacific Group stock (including 1.1 million shares related to the CeCorr acquisition) at an aggregate price of $427 million ($55.51 average per share), of which 6.8 million shares were held as treasury stock at

  December 31, 1998. Cash paid in 1998 related to stock repurchases totaled $436 million, which included $9 million for shares purchased but not settled in 1997.

  During 1997, the Corporation purchased on the open market 358,400 shares of

Georgia-Pacific Group stock at an aggregate price of $22 million ($60.63 average per share).

  Subsequent to year-end 1998 through February 5, 1999, Georgia-Pacific Group purchased 224,200 shares of Georgia-Pacific Group stock at an aggregate price of

  $15 million ($66.42 average per share) on the open market.



  The resolution of the Board authorizing such repurchases allows purchases of

  Georgia-Pacific Group stock so long as the Group's total debt remains below

  $4.75 billion and the Corporation's total debt remains below $5.75 billion.

  OTHER.  The Georgia-Pacific Group has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25 and disclose pro forma effects of the plans on net income and earnings per share as provided by SFAS

No. 123. Accordingly, no compensation cost has been recognized for the SVIP, the

  Georgia-Pacific Group Plan, The Timber Company Plan or the 1997 Purchase Plan.

Had compensation cost for these plans been determined based on the fair value at the grant dates in 1998, 1997 or 1996 under the plan consistent with the method of SFAS No. 123, the pro forma net income and earnings per share would have been as follows:







                                    Year ended December 31,

  (In millions, except per

    share amounts)          1998             1997            1996

  --------------------------------------------------

                                                Income

                              Income     Net    (loss)           Income

                        Net      per  income       per     Net      per

                     income   share*  (loss)    share*  income   share*

  --------------------------------------------------


  Georgia-Pacific Corporation

  As reported        $  274           $   69            $  156  $  1.72

  Pro forma          $  252           $   62            $  144  $  1.59

  Georgia-Pacific Group

  As reported        $   98   $ 1.09  $(146)   $(1.60)  $   29

  Pro forma          $   77   $ 0.86  $(153)   $(1.68)  $   17

  The Timber Company

  As reported        $  176   $ 1.95  $  215   $ 2.35   $  127

  Pro forma          $  175   $ 1.94  $  215   $ 2.35   $  127

  --------------------------------------------------




* Represents basic earnings per share. Pro forma diluted income (loss) per share was $0.85 and $1.93 in 1998 and $(1.68) and $2.33 in 1997 for the Georgia-

  Pacific Group and The Timber Company, respectively, and $1.58 in 1996 for the

  Corporation.



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



  Following are the weighted average assumptions used in connection with the

Black-Scholes option pricing model to estimate the fair value of options granted in 1998, 1997 and 1996:







                                       Year ended December 31,

                                1998       1997     1997      1996

                             Options    Options    ESPP*   Options


  -------------------------------------------------------------

  Georgia-Pacific Corporation

  Risk-free interest rate                                     5.7%

  Expected dividend yield                                     2.0%

  Expected life                                           10 years

  Expected volatility                                         0.30

  Option forfeiture rate                                        3%

  -------------------------------------------------------------

  Georgia-Pacific Group

  Risk-free interest rate       5.8%       6.6%     5.8%      5.7%

  Expected dividend yield       1.8%       2.7%     2.3%      2.0%

  Expected life             10 years   10 years   2 years   10 years

  Expected volatility           0.39       0.30     0.37      0.30

  Option forfeiture rate          3%         3%      28%        3%

  -------------------------------------------------------------

  The Timber Company

  Risk-free interest rate       5.9%       6.4%     5.8%      5.7%

  Expected dividend yield       3.9%       3.2%     2.3%      2.0%

  Expected life             10 years   10 years  2 years  10 years

  Expected volatility           0.37       0.27     0.29      0.30

  Option forfeiture rate          3%         3%      28%        3%

  -------------------------------------------------------------


  *1997 Purchase Plan.



  The weighted average grant date fair value per share, including modifications,

  of Georgia-Pacific Group options and The Timber Company options granted during the year using the Black-Scholes option pricing model was $26.88 and $8.55,

  $23.74 and $7.54, and $18.98 and $6.42 for 1998, 1997 and 1996, respectively.

 The weighted average grant date fair value per share of shares subscribed under the 1997 Purchase Plan was $17.69 for the Georgia-Pacific Group and $6.52 for

The Timber Company. The total pro forma compensation cost calculated under SFAS

  No. 123 was allocated between the Georgia-Pacific Group and The Timber Company based on the number of employees in each group for periods prior to December 17,

  1997. Management believes that this method of allocation is equitable and provides a reasonable estimate of the costs attributable to each group.

  NOTE 11.  OTHER COMPREHENSIVE INCOME

  Georgia-Pacific Group's accumulated other comprehensive income includes the following:



                                             Year ended December 31

                                             ----------------------

                                                 Minimum    Accumulated

                                   Foreign       pension          other

  (In millions)                   currency     liability  comprehensive

                                     items    adjustment         income

  --------------------------------------------------------


  December 31, 1996                  $(21)         $ (7)          $(28)

    Activity, net of taxes             (7)             2            (5)

  --------------------------------------------------------

  December 31, 1997                  $(28)         $ (5)          $(33)

    Activity, net of taxes             (8)           (2)           (10)

  --------------------------------------------------------

  December 31, 1998                  $(36)         $ (7)          $(43)

  =======================================================


  NOTE 12.  COMMITMENTS AND CONTINGENCIES



  The Georgia-Pacific Group is subject to various legal proceedings and claims that arise in the ordinary course of its business. As is the case with other companies in similar industries, the Georgia-Pacific Group faces exposure from actual or potential claims and legal proceedings involving environmental

  matters. Liability insurance in effect during the last several years provides very limited coverage for environmental matters.



  The following sets forth legal proceedings and claims arising out of the operations of the Georgia-Pacific Group to which the Corporation is a party. The holders of Georgia-Pacific Group stock are shareholders of the Corporation and are subject to all of the risks associated with an investment in the

  Corporation, including any legal proceedings and claims involving The Timber

  Company.



  The Corporation is involved in environmental remediation activities at approximately 144 sites, both owned by the Corporation and owned by others,

where it has been notified that it is or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act

  or similar state "superfund" laws. Of the known sites in which it is involved,

the Corporation estimates that approximately 44 percent are being investigated,

  approximately 28 percent are being remediated and approximately 28 percent are being monitored (an activity that occurs after either site investigation or remediation has been completed). The ultimate costs to the Corporation for the investigation, remediation and monitoring of many of these sites cannot be predicted with certainty, due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups, the evolving nature of cleanup technologies and government regulations, and the inability to determine the Corporation's share of multiparty cleanups or the extent to which contribution will be available from other parties. The Corporation has established reserves for environmental remediation costs for these sites in amounts that it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the cleanup of hazardous substances, the Corporation believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the

  aggregate, up to approximately $60 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Corporation among the range of reasonably possible outcomes were used. In estimating both its current reserve for environmental remediation and the possible range of additional costs, the

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



  The Corporation and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by the Corporation. In many cases, the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that any injuries they have incurred in fact resulted from exposure to the Corporation's products.



  The Corporation generally settles asbestos cases for amounts it considers reasonable given the facts and circumstances of each case. The amounts it has paid to date to defend and settle these cases have been substantially covered by product liability insurance. The Corporation is currently defending claims of approximately 71,000 such plaintiffs and anticipates that additional suits will be filed against it over the next several years. The Corporation has insurance available in amounts that it believes are adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Corporation has further insurance coverage available for the disposition of suits that may be filed against it in the future, but there can be no assurance that the amounts of such insurance will be adequate to cover all future claims. The Corporation has established reserves for liabilities and legal defense costs it believes are probable and reasonably estimable with respect to pending suits and claims, and has also established a receivable for expected insurance recoveries.



  On May 6, 1998, suit was filed in state court in Columbus, Ohio, against the

  Corporation and Georgia-Pacific Resins, Inc., a wholly owned subsidiary of the

  Corporation. The lawsuit was filed by eight plaintiffs who seek to represent a class of individuals who at any time from 1985 to the present lived, worked,

  resided, owned, frequented or otherwise occupied property located within a three-mile radius of the Corporation's resins manufacturing operation in

Columbus, Ohio. The lawsuit alleges that the individual plaintiffs and putative class members have suffered personal injuries and/or property damage because of

  (i) alleged "continuing and long-term releases and threats of releases of noxious fumes, odors and harmful chemicals, including hazardous substances" from the Corporation's operations and/or (ii) a September 10, 1997 explosion at the

Columbus facility and alleged release of hazardous material resulting from that explosion. Prior to the lawsuit, the Corporation had received a number of explosion-related claims from nearby residents and businesses. These claims were for property damage, personal injury and business interruption and were being reviewed and adjusted on a case-by-case basis. The Corporation has denied the material allegations of the lawsuit. While it is premature to evaluate the claims asserted in the lawsuit, the Corporation believes it has meritorious defenses.



  In May 1997, the Corporation and nine other companies were named as defendants in a suit brought by the Attorney General of the State of Florida alleging that they engaged in a conspiracy to fix the prices of sanitary commercial paper products, such as towels and napkins, in violation of federal and state laws.

Approximately 45 similar suits have been filed by private plaintiffs in federal courts in California, Florida, Georgia and Wisconsin, and in the state courts of alifornia, Wisconsin, Minnesota and Tennessee. On October 15, 1997, the Federal

Judicial Panel on Multi-District Litigation consolidated all federal court cases in the federal district court in Gainesville, Florida. On July 24, 1998, the court certified the suit as a class action consisting of nongovernmental direct

Purchasers of the defendants' products. Discovery in the federal and state cases is ongoing. The Corporation has denied that it has engaged in any of the illegal conduct alleged in these cases and intends to defend itself vigorously.



The Corporation's facility in Port Hudson, Louisiana, has notified the State of

  Louisiana of the emitting of noncondensable gases in violation of its air permit. The State has assessed a penalty against the Corporation of $425,000,

  which the Corporation has paid.



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



  NOTE 13.  RELATED PARTY TRANSACTIONS

For all periods in which the separate accompanying combined statements of income of the groups are presented, timber has been transferred from the Corporation's timberlands at prices intended to reflect fair market prices based on prices paid by independent purchasers and sellers for similar kinds of timber.



  During the second quarter of 1998, the Georgia-Pacific Group and The Timber

Company revised the operating policy, which they had entered into in 1997, with respect to sales of timber by The Timber Company to the Georgia-Pacific Group.

These revisions arose from sharp changes in the prices of timber from the first quarter to the second quarter of 1998, a significant decrease in the volume of timber purchased by the Georgia-Pacific Group in the second quarter, and other issues in the policy. At the time these revisions were negotiated, The Timber

  Company sold a timber deed to the Georgia-Pacific Group in the amount of approximately $23 million, and the Georgia-Pacific Group made a one-time $3 million payment to The Timber Company for 1998 second quarter adjustments due under the revised policy. The Timber Company recognized revenues and earnings from this timber deed, and other contracts to sell timber to the Georgia-Pacific

  Group, as the timber was cut.



Under the revised policy, beginning July 1, 1998, the prices for Southern timber sold by The Timber Company are adjusted monthly, rather than quarterly, and represent the average of prices paid by the Georgia-Pacific Group for timber purchased from third parties in a particular forest over the most recent three-

month period. In most of The Timber Company's Southern forests, it must offer 80 percent of its projected annual harvest from those forests to the Georgia-

  Pacific Group, and the Georgia-Pacific Group must purchase not less than 60 percent nor more than 80 percent of that projected annual harvest. In addition,

  premiums charged by The Timber Company for the right to harvest a significant percentage of wood from its Southern forests have been reduced.



  In two key Southern forests, the price paid by the Georgia-Pacific Group for timber purchased from The Timber Company will be based on the average prices paid over the most recent three months by the Georgia-Pacific Group for timber purchased from third parties, and prices received by The Timber Company for timber sold to third parties, in each forest. In those same forests, the

  Georgia-Pacific Group has agreed to purchase, each quarter, 20 percent of the annual volume of timber it has committed to purchase from The Timber Company during that year. The revised policy reduces the volume of timber that the

Georgia-Pacific Group can purchase in these same two forests from 80 percent to

  70 percent of The Timber Company's annual harvest in those forests, and also reduces the Georgia-Pacific Group's minimum annual purchase obligation in those forests from 60 percent to 50 percent of the annual harvest in 1999 and 2000.



These changes are intended to cause prices paid by the Georgia-Pacific Group for timber sold by The Timber Company to more quickly reflect market prices in particular forests, to allow the Georgia-Pacific Group more flexibility in purchasing wood from third parties, and to allow The Timber Company greater flexibility in the timing of sales of its annual harvest on the open market. The revised policy also contains additional provisions that resolve issues related to certain operating practices of The Timber Company and the Georgia-Pacific

  Group. This policy will remain in effect through 2000.



  The Georgia-Pacific Group has given The Timber Company notice, pursuant to the policy, of its desire to renegotiate the terms of the policy for periods after

  2000. If negotiations for a revised policy are unsuccessful, the policy will terminate at the end of 2000. As a result, both the Georgia-Pacific Group and

 The Timber Company have a two-year period to find other sellers and purchasers,

 respectively, of timber.



As of December 31, 1998, the Georgia-Pacific Group had approximately $12 million in timber purchases on its balance sheet related to the uncut portion of timber on timber contracts purchased from The Timber Company.  This amount is included in "Timber contracts" on the accompanying balance sheets.



  The Corporation is a 50 percent partner in a joint venture ("GA-MET") with

  Metropolitan Life Insurance Company ("Metropolitan"). GA-MET owns and operates the Corporation's main office building in Atlanta, Georgia. The Corporation accounts for its investment in GA-MET under the equity method, which is included on the Georgia-Pacific Group's financial statements.



  At December 31, 1998, GA-MET had an outstanding mortgage loan payable to

  Metropolitan in the amount of $147 million. The note bears interest at 9 1/2%,

requires monthly payments of principal and interest through 2011, and is secured by the land and building owned by the joint venture. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Georgia-Pacific Group or The Timber Company with respect to this guarantee is considered remote.



  NOTE 14.  UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

  Georgia-Pacific Corporation--Georgia-Pacific Group







                                   First QuarterSecond Quarter

                                  ----------------------------

  (In millions, except

   per share amounts)             1998    1997    1998    1997

  ------------------------------------------------------------


  Net sales                    $ 3,193  $3,120  $3,275  $3,301

  Gross profit (net sales

   minus cost of sales)            694     665     700     668

  Income (loss) before extraordinary

   items and accounting change      16    (13)      30    (10)

  Net income (loss)                  4    (13)      29    (10)

  Dividends declared per

   share                          0.25            0.25

  Basic and diluted per share

    Income (loss) before

      extraordinary items

      and accounting change       0.17            0.33

    Net income (loss)             0.04            0.32

  Price range of common stock:

   High                        $ 70.00          $81.00

   Low                           52.00           54.69

  ------------------------------------------------------------


                                  Third Quarter Fourth Quarter

  ------------------------------------------------------------

  (In millions, except

   per share amounts)             1998    1997    1998    1997

  ------------------------------------------------------------



  Net sales                    $ 3,367  $3,337  $3,388  $3,221

  Gross profit (net sales minus

   cost of sales)                  754     769     738     544

  Income (loss) before extraordinary

   items and accounting change      39      41      26   (104)

  Net income (loss)                 39      41      26   (164)

  Dividends declared per

   share                          0.25            0.25

  Basic and diluted per share

    Income (loss) before

      extraordinary items and

      accounting change           0.43            0.30  (1.13)

    Net income (loss)             0.43            0.30  (1.78)

  Price range of common stock:

   High                        $ 60.50          $60.00  $64.00

   Low                           37.38           44.00   59.00

  ------------------------------------------------------------


  *1997 amounts are for the period from December 17, 1997 through December 31,

  1997.



       The first and second quarters of 1998 included an after-tax extraordinary loss of $12 million ($0.13 per share) and $1 million ($0.01 per share),

  respectively, on early extinguishment of debt.

       In the first quarter of 1997, the Corporation recorded a pretax gain of

$128 million ($80 million after taxes) from the sale of its Martell, California,

  operations. Of this amount, a pretax gain of $14 million ($9 million after taxes, or $0.10 per share) was recorded by the Georgia-Pacific Group for the sale of a sawmill and particleboard plant. The remaining gain on the sale of timberlands was recorded by The Timber Company.

       The fourth quarter of 1997 included a one-time, after-tax, noncash charge of $60 million ($0.65 per share) to comply with a new accounting standard requiring certain computer system development project charges to be expensed as incurred. Prior to this accounting change, these charges were capitalized in accordance with generally accepted accounting principles.

     On December 16, 1997, the Corporation recapitalized its former common stock into Georgia-Pacific Group common stock and The Timber Company common stock.

  Therefore, there were no Georgia-Pacific Group common shares issued or outstanding for periods prior to December 17, 1997.



  SELECTED FINANCIAL DATA - OPERATIONS

  Georgia-Pacific Corporation--Georgia-Pacific Group



  EARNINGS TO FIXED CHARGES

  Income (loss) before income taxes, extraordinary items and accounting change plus total interest cost (interest expense plus capitalized interest) and one-

  third of rent expense, divided by total interest cost plus one-third of rent expense.

  CASH FLOW TO INTEREST

Cash provided by operations plus interest expense divided by total interest cost

  (interest expense plus capitalized interest).

  EFFECTIVE INCOME TAX RATE

  Provision (benefit) for income taxes divided by income (loss) before income taxes, extraordinary items and accounting change.

  SELECTED FINANCIAL DATA - OPERATIONS

  Georgia-Pacific Corporation--Georgia-Pacific Group





                                    Year ended December 31

                             -------------------------------------

  (Dollar amounts, except

   per share, and shares

   are in millions)              1998     1997     1996     1995

  ----------------------------------------------------------------


  Operations

  Net sales                   $13,223  $12,979  $12,910   $14,204

  ----------------------------------------------------------------

  Costs and expenses

   Cost of sales

      The Timber Company          89        75      109      145

      Third parties           10,248    10,258    9,810    9,772

  ----------------------------------------------------------------

   Total cost of sales        10,337    10,333    9,919    9,917

   Selling, general and

     administrative            1,105     1,137    1,354    1,328

   Depreciation and cost

     of timber harvested

      The Timber Company         320       350      315      230

      Third parties              891       910      880      871

  ----------------------------------------------------------------

   Total depreciation and cost

    of timber harvested        1,211     1,260    1,195    1,101

   Interest                      372       381      354      321

   Other income                    -      (14)        -        -

  ----------------------------------------------------------------

  Total costs and expenses    13,025    13,097   12,822   12,667

  ----------------------------------------------------------------

  Income (loss) before income

   taxes, extraordinary

   items and accounting

   change                        198     (118)       88    1,537

  Provision (benefit) for

   income taxes                   87      (32)       54      616

  ----------------------------------------------------------------

  Income (loss) before

   extraordinary items

   and accounting change         111      (86)       34      921

  Extraordinary items and

   accounting change, net

   of taxes                     (13)      (60)      (5)        -

  ----------------------------------------------------------------

  Net income (loss)           $   98   $ (146)  $    29   $  921

  ================================================================

  Cash provided by

   operations                 $1,686   $ 1,254  $ 1,376   $1,918*

  ================================================================

  Other statistical data

  Basic per share

   Income (loss) before

    extraordinary items and

    accounting change         $ 1.23   $(0.94)

  Extraordinary items and

   accounting change, net of

   taxes                      (0.14)    (0.66)

  ----------------------------------------------------------------

   Net income (loss)          $ 1.09   $(1.60)

  ----------------------------------------------------------------

  Diluted per share

   Income (loss) before

    extraordinary items and

    accounting change         $ 1.22   $(0.94)

  Extraordinary items and

   accounting change, net of

   taxes                      (0.14)    (0.66)

  ----------------------------------------------------------------

   Net income (loss)          $ 1.08   $(1.60)

  ================================================================

  Average number of shares

     outstanding, basic         89.9      91.4

  Average number of shares

     outstanding, diluted       90.5      91.4

  Earnings to fixed charges      1.5       0.7      1.3      5.6

  Cash flow to interest          5.4       4.2      4.5      6.2

  Effective income tax rate    43.9%     27.1%    61.4%    40.1%

  ================================================================


  * Excludes the accounts receivable sale program.



                        Year ended December 31

                 -------------------------------------

  (Dollar amounts, except per share,

   and shares

   are in millions)              1994

  ----------------------------------------------------------------


  Operations

  Net sales                   $12,633

  ----------------------------------------------------------------

  Costs and expenses

   Cost of sales

      The Timber Company          87

      Third parties            9,510

  ----------------------------------------------------------------

   Total cost of sales         9,597

   Selling, general and

     administrative            1,157

   Depreciation and cost

     of timber harvested

      The Timber Company         224

      Third parties              868

  ----------------------------------------------------------------

   Total depreciation and cost

     of timber harvested       1,092

   Interest                      372

   Other income                 (57)

  ----------------------------------------------------------------

  Total costs and expenses    12,161

  ----------------------------------------------------------------

  Income (loss) before income

   taxes, extraordinary items

   and accounting change         472

  Provision (benefit) for

   income taxes                  207

  ----------------------------------------------------------------

  Income (loss) before

   extraordinary items

   and accounting change         265

  Extraordinary items and

   accounting change, net

   of taxes                     (16)

  ----------------------------------------------------------------

  Net income (loss)           $  249

  ================================================================

  Cash provided by operations $1,145

  ================================================================

  Other statistical data

  Basic per share

  Income (loss) before

    extraordinary items and

    accounting change

  Extraordinary items and

   accounting change, net of

   taxes

  ----------------------------------------------------------------

   Net income (loss)

  ----------------------------------------------------------------

  Diluted per share

  Income (loss) before

    extraordinary items and

    accounting change

  Extraordinary items and

   accounting change, net of

   taxes

  ----------------------------------------------------------------

   Net income (loss)

  ================================================================

  Average number of shares

   outstanding, basic

  Average number of shares

   outstanding, diluted

  Earnings to fixed charges      2.2

  Cash flow to interest          4.0

  Effective income tax rate    43.9%

  ================================================================


  * 1997 amounts are for the period from December 17, 1997 through December 31,

  1997.



  SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR

  Georgia-Pacific Corporation--Georgia-Pacific Group

  BOOK VALUE PER COMMON SHARE

Shareholders' equity divided by shares of common stock outstanding as of the end of the year.

  TOTAL DEBT TO CAPITAL, BOOK BASIS

  Total debt divided by the sum of total debt, deferred income taxes, net, other long-term liabilities and shareholders' equity as of the end of the year.  Total debt includes bank overdrafts, commercial paper and short-term notes, current portion of long-term debt, long-term debt and accounts receivable sold.

  TOTAL DEBT TO CAPITAL, MARKET BASIS

  Total debt divided by the sum of total debt and the market value of shareholders' equity as of the end of the year.  Total debt includes bank overdrafts, commercial paper and short-term notes, current portion of long-term debt, long-term debt and accounts receivable sold.  The market value of shareholders' equity is the market price of common stock multiplied by the number of common stock shares outstanding.



  CURRENT RATIO

  Current assets divided by current liabilities as of the end of the year.

  SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR

  Georgia-Pacific Corporation--Georgia-Pacific Group





                                       Year ended December 31

                                 -----------------------------------

  (Dollar amounts, except per share,

   and shares are in millions)       1998     1997    1996     1995

  -----------------------------------------------------------------


  Financial position, end of year

  Current assets                  $ 2,640  $ 2,911  $2,611   $2,589

  Timber contracts                     78       71      58       81

  Property, plant and

   equipment, net                   6,225    6,277   6,535    5,986

  Goodwill, net                     1,677    1,599   1,658    1,714

  Other assets                        918      921     630      617

  -----------------------------------------------------------------

  Total assets                    $11,538  $11,779  $11,492  $10,987

  -----------------------------------------------------------------

  Current liabilities             $ 2,381  $ 2,698  $2,200   $1,616

  Long-term debt                    3,395    3,057   3,340    3,479

  Other long-term liabilities       1,566    1,546   1,282    1,199

  Deferred income taxes               987      959     987      967

  -----------------------------------------------------------------

  Total liabilities               $ 8,329  $ 8,260  $7,809   $7,261

  -----------------------------------------------------------------

  Shareholders' equity            $ 3,209  $ 3,519  $3,683   $3,726

  -----------------------------------------------------------------

  Working capital                 $   259  $   213  $  411   $  973

  -----------------------------------------------------------------

  Other statistical data

  Property, plant and

   equipment investments          $   632  $   715  $1,055   $1,253

  Timber contract purchases

   from third parties                 142      131      94      182

  Timber purchases from The

   Timber Company                     333      350     315      230

  Acquisitions                        112        -     363        -

  Per share*

   Market price:

                 High             $ 81.00  $ 64.00

                 Low              $ 37.38  $ 59.00

                 Year-end         $ 58.56  $ 60.75

   Book value                     $ 37.09  $ 38.19

  Shares of stock outstanding

   at year end                       86.5     92.2

  Dividends declared per share    $  1.00

  Total debt to capital,

   book basis                       44.5%    43.1%   44.2%    42.3%

  Total debt to capital,

   market basis                     47.4%    44.7%

  Current ratio                       1.1      1.1     1.2      1.6

  =================================================================










                             Year ended December 31

                       -----------------------------------

  (Dollar amounts, except per share,

   and shares are in millions)       1994

  -----------------------------------------------------------------


  Financial position, end of year

  Current assets                  $ 1,979

  Timber contracts                     71

  Property, plant and

   equipment, net                   5,464

  Goodwill, net                     1,773

  Other assets                        233

  -----------------------------------------------------------------

  Total assets                    $ 9,520

  -----------------------------------------------------------------

  Current liabilities             $ 2,012

  Long-term debt                    2,836

  Other long-term liabilities         823

  Deferred income taxes             1,012

  -----------------------------------------------------------------

  Total liabilities               $ 6,683

  -----------------------------------------------------------------

  Shareholders' equity            $ 2,837

  -----------------------------------------------------------------

  Working capital                 $  (33)

  -----------------------------------------------------------------

  Other statistical data

  Property, plant and

   equipment investments          $   843

  Timber contract purchases

   from third parties                 194

  Timber purchases from The

   Timber Company                     224

  Acquisitions                          -

  Per share*

   Market price:

           High

           Low

           Year-end

   Book value

  Shares of stock outstanding

   at year-end

  Dividends declared per share

  Total debt to capital,

   book basis                       48.9%

  Total debt to capital,

   market basis

  Current ratio                       1.0

  =================================================================


  * 1997 amounts are for the period from December 17, 1998 through December 31,

  1998.

  INVESTOR INFORMATION

  Georgia-Pacific Corporation and Subsidiaries



  CORPORATE HEADQUARTERS

  Georgia-Pacific Corporation

  Georgia-Pacific Center, 133 Peachtree Street, N.E.,

  Atlanta, Georgia 30303

  (404) 652-4000

  STOCK EXCHANGES AND SYMBOLS

  Georgia-Pacific Group common stock is listed on the New York Stock Exchange

  ("NYSE").

  The NYSE symbol for Georgia-Pacific Group common stock is "GP."



  Georgia-Pacific Group options are traded on the Philadelphia Stock Exchange.



  TRANSFER AGENT AND REGISTRAR

  First Chicago Trust Company of New York

  Post Office Box 2500

  Jersey City, New Jersey 07303-2500

  (800) 519-3111



  ENVIRONMENTAL AND SAFETY REPORT

Requests for Georgia-Pacific Corporation's 1998 Environmental and Safety Report

should be addressed to:  Corporate Communications, Georgia-Pacific Corporation,

  Post Office Box 105605, Atlanta, Georgia 30348.  The report can also be viewed on-line at www.gp.com.



  SHAREHOLDER INFORMATION

  For shareholder information, contact the Transfer Agent and Registrar, First

  Chicago Trust Company of New York, at Post Office Box 2500, Jersey City, New

  Jersey 07303-2500, or telephone (800) 519-3111.



  Registered Georgia-Pacific Group  and The Timber Company shareholders are eligible to participate in the Georgia-Pacific Group Dividend Reinvestment Plan.

  For information on the Plan, contact the Plan agent, First Chicago Trust

  Company, a Division of EquiServe, Dividend Reinvestment Plan, Post Office Box

  2598, Jersey City, New Jersey 07303-2598, or by telephone at (800) 414-6280.

  Internet address: www. fctc.com.



  Number of Georgia-Pacific Group shareholders of record at December 31, 1998:

  36,092.



  FINANCIAL INFORMATION

  A copy of the Georgia-Pacific Corporation 1998 Annual Report to the Securities

  and Exchange Commission on Form 10-K  and the Georgia-Pacific Corporation 1998

  Consolidated Financial Statements will be supplied without charge. Annual statistical updates are also available. For current quarterly financial updates telephone (800) 340-2384. Copies of corporate news releases are available through fax-on-demand by telephoning (800) 758-5804, extension 357498.



  All other requests for financial information should be directed to: Investor

Relations, Georgia-Pacific Corporation, P.O. Box 105605, Atlanta, Georgia 30348,

or telephone (404) 652-5555.  Information concerning the Corporation can also be found on the Internet at http://www.gp.com.





  GEORGIA-PACIFIC CORPORATION -THE TIMBER COMPANY

  (Dollar amounts, except per share,

   and shares are in millions)                  1998     1997

  ------------------------------------------------------------


  Net sales                                   $  534   $   551

  Income before extraordinary items              178       215

  Basic income per share before

   extraordinary items                          1.97      2.35

  Cash provided by operations                    201       212

  Timber and timberland investments               64        51

  Cash dividends paid                             91        92

  Total assets at year end                     1,174     1,171

  Total debt at year end                         983       971

  Total debt to capital at year end,

   book basis                                  85.6%     83.4%

  Total debt to capital at year end,

   market basis                                32.2%     31.6%

  ------------------------------------------------------------

  Cash dividends paid per share of

   common stock                               $ 1.00

  Market price per share of common

   stock at year end                          $23.81   $ 22.69

  Shares of common stock outstanding

   at year end                                  87.1      92.6

  ------------------------------------------------------------


  GEORGIA-PACIFIC CORPORATION -THE TIMBER COMPANY

  FINANCIAL REVIEW



  FINANCIAL OBJECTIVE: Total shareholder returns.

  The overriding mission of The Timber Company is to maximize our shareholders'

  returns by investing capital that earns returns exceeding our cost of equity.

These investments generally take the form of silvicultural investments (planting and productivity improvements) or the purchase of additional timberlands.

  Generally, when purchasing land, we seek growth opportunities consisting of highly productive timberlands (at the right price) that will add to earnings and cash flows in the near term. The key to our investment decisions is the present value of cash flows generated from the investment (discounted at an appropriate risk-adjusted rate).

SEPARATION OF CASH FLOWS.  The 1997 letter stock transaction, which resulted in the creation of The Timber Company - whose equity trades separately from the common stock of the Georgia-Pacific Group - was part of our commitment to providing our shareholders with an appropriate rate of return. The cash flows of

The Timber Company are reinvested solely in The Timber Company, or are returned to our owners in the form of dividends and/or share repurchases - regardless of the cash needs of the Georgia-Pacific Group. Owners of The Timber Company are

  the sole beneficiaries of: the relatively stable cash flows of our business;

  possible real growth in future timber prices; anticipated increases in forest productivity and yield; and strategic growth through optimization of The Timber

  Company's timberland portfolio.

CAPITAL STRUCTURE.  Our capital structure goal is to balance our mix of debt and equity to best benefit our shareholders. We achieve this by keeping our weighted average cost of capital as low as possible, while retaining the flexibility needed to pay dividends and finance attractive growth opportunities.

Our capital structure decision is influenced by risk factors that contribute to the volatility of The Timber Company's and the Corporation's cash flows. These include economic cycles, changes in industry capacity and additional environmental regulations. Factors that reduce risk and increase borrowing capacity are the size, diversity and liquidity of The Timber Company's timberlands and of the Corporation's capital assets. The Timber Company maintains a level of long-term debt in our capital structure that we consider both manageable and prudent given our capability to generate cash flows, and one that is similar to the leverage employed by other timber-related companies.



  On December 31, 1998, The Timber Company's debt was $983 million. On a market value basis, the debt-to-capital ratio was 32 percent. The size and stability of our cash flows allow us to service this debt and maintain sufficient free cash for dividends and reinvestment opportunities.



  On December 31, 1998, Georgia-Pacific Corporation's total debt was $5.55 billion. The weighted average after-tax cost of debt was 4.4 percent. About 75 percent of this debt was long term, with an average maturity of approximately 19 years. On a combined market value basis, the Corporation's debt-to-capital ratio was 44 percent. We believe the current debt structure is appropriate and manageable, considering the Corporation's ability to generate strong cash flows even at the bottom of industry cycles.

INVESTMENTS AND DIVESTITURES.  Ongoing investment at The Timber Company consists almost exclusively of the acquisition of timberlands and investments in silviculture. Silvicultural enhancements increase the long-term, cash-generating potential of our timberlands through planting or treatments to improve growth and yield. Our 1998 investment profile provides a representative illustration.

  Of the $70 million invested, $24 million was direct investment in the acquisition of timber and timberlands, and $40 million was allocated to reforestation and silvicultural treatments. The remaining $6 million was invested primarily in information systems and light trucks. The Timber Company

  is committed to maintaining normalized annual capital spending, excluding acquisitions, in the $50 million range.



From time to time, sizable timberland acreage becomes available for purchase. We evaluate such potential timberland acquisitions for both estimated financial returns and strategic attractiveness. Determining strategic attractiveness involves an evaluation of the property that includes, but is not limited to, the number, size and long-term viability of customers within economic reach of the forest; the quality of the land; and the quality and quantity of the standing inventory. Several traditional valuation techniques are used to triangulate values for these timberlands, with an emphasis on discounted cash flows.

Strategic acquisitions must provide returns greater than our cost of capital. In

  1998, we performed analyses on over one million acres of strategic timberland acquisitions. However, no major acquisitions could be consummated at a price that would meet our financial return requirements.



Last year we also began a comprehensive review of our operations and timberlands to determine their strategic fit within the overall business portfolio of The

  Timber Company, and with our overall financial return criteria. We will sell lands and operations that do not fit our objectives (those not considered strategic or not expected to deliver adequate returns, or those that can be sold at a premium for higher and better use). In 1998 we sold our real estate development business, 61,000 acres of timberlands in West Virginia and more than

  16,000 acres of higher-and-better-use lands. These sales generated about $46 million in pretax proceeds. Whenever possible, we will make these sales as tax-

free exchanges so we can upgrade our timber portfolio in the most cash-efficient manner possible. We expect to identify, market and sell additional nonstrategic and higher-and-better-use lands in 1999 and in the future. Further, this effort will be an ongoing process to ensure we maximize returns on every acre of land,

  thereby enhancing long-term shareholder value.

DIVIDENDS AND SHARE REPURCHASES.  We believe a portion of our cash flows should be paid to shareholders as regular, sustainable quarterly dividends. Currently,

  we pay a $0.25 per share quarterly dividend. Although we do not have plans to change this in the foreseeable future, our dividend policy is dictated in large part by our cash flow generation, long-term capital requirements, capital structure and investor preferences.


As was the case in 1998, there may be periods when The Timber Company generates cash in excess of opportunities for reinvestment at attractive rates of return and above our dividend requirements. In such cases, it is our policy to return excess cash to our shareholders so they can make their own reinvestment choices.

Share repurchases are the preferred method to return this cash to shareholders.

Repurchases can be made so long as the total debt of The Timber Company is below

  $1.0 billion and the total debt of the Corporation is below $5.75 billion. In

1998 we repurchased more than 5.7 million shares, a distribution exceeding $121 million in cash to our shareholders. This resulted in a reduction of over 6 percent of outstanding shares since the creation of The Timber Company. We intend to continue this program as long as cash flows exceed available investment opportunities for which returns exceed our cost of capital (subject to the debt limitations discussed above).



  GEORGIA-PACIFIC CORPORATION -THE TIMBER COMPANY

  OPERATIONS REVIEW

The Timber Company is engaged in the business of growing and selling timber. The third-largest private timberland owner in the United States, The Timber Company owns or controls approximately 5.8 million acres in the United States and

  Canada. These timberlands are located in three regions: 3.9 million acres of primarily pine forests in the South; 500,000 acres of primarily Douglas fir and second- and third-growth redwood forests in Oregon and California; and 1.4 million acres of hardwood and coniferous forests in the northern United States and New Brunswick, Canada. The timberlands are within economic reach of over

1,000 customers and grow various commercial species of trees for industrial wood users, including the Georgia-Pacific Group.

 The Timber Company also operates six world-class nurseries, producing more than

  125 million conifer seedlings each year. It does not own or operate logging equipment or converting facilities. Logging operations are performed by independent contractors who work for purchasers of the standing timber or, in certain circumstances, for The Timber Company.



  Additionally, The Timber Company engages in certain businesses related to ownership and management of its timberlands, including the management of hunting leases and mineral rights and the continuous evaluation and sale of selected properties that have greater value as conservation, commercial or recreational sites.



  The Timber Company maximizes shareholder value through the implementation of strategies that constantly focus on maximizing timberland productivity,

  controlling costs, enhancing the quality of our timberland portfolio and ensuring environmentally sustainable operations.

  MAXIMIZING TIMBERLAND PRODUCTIVITY.  Harvest plans and inventory projections reflect the objective of increasing harvest volumes while still increasing the standing timber inventory. Increased harvests will be effected through the use of intensive silvicultural treatments in order to improve growth responses, and through the replanting of harvested acres with faster-growing, higher-quality trees. The Integrated Forest Management System (IFMS) electronically connects stand-level data collected in the field with sophisticated forest growth models and discounted cash flow analysis to "electronically grow and manage" the forests. This system allows forest management on a site-by-site basis to maximize the present value of productive lands. Growth rates are expected to continue to increase in the future through the development and use of genetically enhanced seedlings, improved fertilization, vegetation control,

  thinning and selective harvesting.

  FOCUSING ON COST CONTROL.  The Timber Company has one of the leanest, most productive workforces in the industry, generating revenue of approximately $1.4 million per salaried employee. During 1998 SG&A declined by more than $7 million or 17 percent. While the potential for lower administrative expenses is unlikely to be a significant value driver going forward, focusing on cost control is a core operating value embraced as part of the effort to maximize cash flow and value for shareholders.

  ENSURING ENVIRONMENTAL STEWARDSHIP.  The Timber Company is dedicated to environmental stewardship. Its 11-point environmental strategy adopts the provisions of the American Forest & Paper Association's Sustainable Forestry

  Initiative and incorporates its own specific environmental goals. The Timber

  Company continues to work closely with federal, state and local authorities on issues concerning endangered species; clean water; wildlife, flower and fauna diversity; and conservation set-asides.

  MANAGEMENT'S DISCUSSION AND ANALYSIS

  THE TIMBER COMPANY

  The Timber Company's assets consist of approximately 5.8 million acres of timberlands owned or leased by Georgia-Pacific Corporation (the "Corporation"),

  together with related facilities and equipment. The accompanying financial statements present the historical results of operations and financial condition of the timberlands and operations that compose The Timber Company.



  Historically, The Timber Company grew and sold timber, substantially all of which was sold to manufacturing facilities that now constitute the Georgia-

  Pacific Group. In 1997 and 1998, The Timber Company and the Georgia-Pacific

 Group negotiated an operating policy governing sales of timber through the year

  2000, which is more fully described in Note 11 of the Notes to Combined

Financial Statements. In 1999, the Georgia-Pacific Group is expected to purchase less than 65 percent of The Timber Company's harvest volumes. This will allow

  The Timber Company to have more than twice the amount of timber available for sale to the open market compared to 1998.



  The Timber Company's harvest volumes in 1998 were consistent with plan levels.

In 1997, however, harvest volumes were above initial plan levels, predominantly due to accelerated harvests in the mid-South Central United States. This was a result of the Corporation's strategy to ensure continuous mill operations during abnormally wet weather conditions, which impaired open market wood availability and reduced mill inventories, as well as continued strong lumber prices. For

  1999, harvest volumes are expected to be similar to 1998, although pulpwood volumes may decline due to mill downtime and related softer markets.



  Selected financial data for The Timber Company are shown in the table below.

  SELECTED SALES DATA

  Georgia-Pacific Corporation-The Timber Company







                                         Year ended December 31

                                           ------------------

  (In millions)                         1998     1997     1996

  ------------------------------------------------------------


  Volume (in thousand tons)

   Southern softwood

   sawtimber                           6,007    5,986    6,003

   Western softwood

   sawtimber                           1,608    1,539    1,891

   Softwood pulpwood                   4,289    5,118    5,492

   Hardwood sawtimber                    436      397      415

   Hardwood pulpwood                   2,256    2,572    2,359

  ------------------------------------------------------------

   Total volume                       14,596   15,612   16,160

  ==============================================================

  Selling prices (per ton)

   Southern softwood

   sawtimber                          $   50  $    47  $    42

   Western softwood

   sawtimber                              70       77       76

   Softwood pulpwood                      14       15       16

   Hardwood sawtimber                     36       50       34

   Hardwood pulpwood                      10       11       10

  ------------------------------------------------------------

  Weighted average price              $   35  $    34  $    32

  ==============================================================


  The Timber Company also is engaged in certain businesses related to the ownership and management of timberlands, including managing the sale of minerals and mineral rights and the sale of hunting leases. In addition, The Timber

  Company was engaged in certain businesses related to real estate development properties located in South Carolina and Florida. These operations were divested in the first quarter of 1998 and, as a result, The Timber Company is no longer engaged in real estate development activities. Revenues from these related activities are presented in the table below.



  Georgia-Pacific Corporation-The Timber Company



                                         Year ended December 31

                                           ------------------

  (In millions)                         1998     1997     1996

  ------------------------------------------------------------


  Other net sales

   Hunting leases                     $   12  $    11  $     9

   Real estate                             3        8       10

   Minerals                                4        6        7

   Other                                   1        1        1

  ------------------------------------------------------------

  Total                               $   20  $    26  $    27

  ==============================================================


  1998 COMPARED WITH 1997

  The Timber Company reported net sales of $534 million and net income of $176 million, or $1.95 per share, in 1998, compared with net sales of $551 million and net income of $215 million, or $2.35 per share, in 1997. The 1998 results include an extraordinary, after-tax loss of $2 million, or $0.02 per share, for the early retirement of debt. The 1997 results included a $114 million pretax gain ($71 million after taxes, or $0.78 per share) from the sale of 127,000 acres of timberlands located near Martell, California. There were no sales from the Martell timberlands in 1997, and the operating profits from those timberlands were not significant for any of the years presented on the financial statements.



  Timber sales decreased $11 million to $514 million in 1998 compared to $525 million in 1997. This decline was due in large part to the fact that one million fewer tons (7 percent) were harvested in 1998 compared to 1997. This overall decline in volume was offset somewhat by an increase in Southern sawtimber prices of 6 percent. After reaching record levels in the first half of 1998 due to extremely wet weather, prices for Southern sawtimber were closer to 1997 prices by year-end 1998. Southern sawtimber harvest levels were relatively unchanged in 1998 as compared with 1997. Softwood pulpwood harvest volumes declined 16 percent in part due to a different harvest plan for softwood pulpwood in 1998 versus 1997 and in part due to downtime taken by pulp and paper mills. While causing a decline in total sales revenue, this also resulted in a higher-margin product mix for 1998. In addition to lower volumes, softwood pulpwood prices were 7 percent lower in 1998 than in 1997 partially due to downtime declared by pulp and paper mills. Western softwood sawtimber prices decreased 9 percent compared to 1997 due to weak demand associated with the

  Asian economic problems. Hardwood sawtimber prices decreased in large part due to the mix of hardwood sawtimber harvested (i.e., a higher proportion of less-

  expensive, lower-grade sawtimber being harvested). Excluding the impact of any severe weather occurrences, prices for most products are anticipated to hold at or near current levels in 1999. Pulpwood prices are expected to remain under pressure, especially during the first half of 1999.



Sales from real estate development activities decreased $5 million to $3 million in 1998, compared to $8 million in 1997, due to the sale of the real estate development properties located in South Carolina and Florida in the first quarter of 1998. The Timber Company is no longer engaged in real estate development activities.



Excluding the 1997 gain on the Martell sale, earnings before interest and taxes increased $41 million to $364 million in 1998, compared with $323 million in

  1997. This increase is a result of a higher-margin product mix coupled with efforts to reduce costs by optimizing productivity and operating with a workforce focused on cost control. Cost of sales, excluding depreciation and cost of timber harvested and gains on asset sales, decreased by $21 million to

  $131 million in 1998, compared to $152 million in 1997. Much of the decline in cost of sales was attributable to lower silvicultural expenses and lower cut and haul expenses.



  Selling, general and administrative expense ("SG&A") was $36 million in 1998,

  compared with $43 million in 1997. Excluding a one-time charge of $3 million related to information systems write-offs in 1997, SG&A decreased $4 million as a result of the implementation of strategies that focus continually on controlling costs. Significant SG&A reductions are not expected going forward.



  Interest expense declined 15 percent to $71 million in 1998, compared with $84 million in 1997. The primary reason for this decline was a lower level of debt,

  which resulted from applying the $270 million proceeds from the sale of the

  Martell timberlands. Also contributing to the decline were lower average interest rates.

  LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES.  The Timber Company generated cash from operations of $201 million during 1998. The Timber Company's cash provided by operations in 1997 was $212 million, of which $57 million was provided as a result of recording a deferred tax provision related to the sale of the Martell timberlands.

INVESTING ACTIVITIES.  Expenditures in 1998 were $70 million, which included $40 million for silvicultural investments and $24 million for timberland purchases.

  Expenditures in 1997 totaled $53 million. The Timber Company expects to invest approximately $50 million in 1999, without considering the cost of any acquisitions, primarily for silvicultural investments.



  During 1998, The Timber Company received $64 million in proceeds from the sale of assets, principally real estate development properties located in South

  Carolina and Florida and timberlands in West Virginia. The Timber Company expects to continue to evaluate its land base in 1999, selling selected properties that are nonstrategic and have greater value as conservation,

 commercial or recreational sites. During 1997, The Timber Company received $281 million of proceeds from sales of assets. This amount included $270 million of proceeds from the sale of the Martell timberlands. The timberlands were sold following a determination that they no longer fit The Timber Company's long-

  range strategy.

  FINANCING ACTIVITIES. At December 31, 1998 and 1997, the Corporation's total debt was $5.55 billion and $5.49 billion, respectively, of which $983 million and $971 million, respectively, was The Timber Company's debt. The slight increase in debt for The Timber Company for 1998 was due primarily to the use of funds to repurchase shares. The debt of The Timber Company bears interest at a rate equal to the weighted average rate of the Corporation's total debt,

  calculated on a quarterly basis. The weighted average interest rate on the

  Corporation's total debt at December 31, 1998 was 7.2% including outstanding interest rate exchange agreements.  The Timber Company's debt increases or decreases by the amount of any cash provided by or used for its operating activities, investing activities, dividend payments, share repurchases or

  issuances and other nondebt-related financing activities. See Note 1 of the

  Notes to Combined Financial Statements for further discussion of financial activities.



  In conjunction with the Martell sale in March 1997, the Corporation received notes receivable from the purchaser in the amount of $270 million for timberlands. These notes are included in "Other assets" on the Corporation's balance sheets at December 31, 1998 and 1997. In April 1997, the Corporation

  monetized these notes receivable through the issuance of notes payable in a private placement. These proceeds were used to reduce The Timber Company's debt.

  Proceeds from the notes receivable will be used to fund payments required for the notes payable, which are classified as "Other long-term liabilities" on the

Corporation's balance sheets. These transactions are reflected on the statements of cash flows of The Timber Company as "Proceeds from sales of assets."



During 1998, the Corporation issued $300 million of 7.25% Debentures Due June 1,

  2028 and a $14 million floating rate note due September 30, 2003. In January

  1998, the Corporation redeemed $200 million of 9 3/4% Sinking Fund Debentures

Due January 15, 2018. In February 1998, the Corporation redeemed $200 million of

  9 1/2% Debentures Due February 15, 2018.



At December 31, 1998, the Corporation had outstanding borrowings of $637 million under certain industrial revenue bonds. Approximately $11 million from the issuance of these bonds was held by trustees at December 31, 1998 to refund a like amount of bonds maturing on January 4, 1999.  The corresponding amount held by trustees is classified as "Other current assets" on the Corporation's balance sheets.



  The Corporation has a $1.5 billion unsecured revolving credit facility that is used for direct borrowings and as support for commercial paper and other short-

term borrowings. The agreement will terminate in 2001. As of December 31, 1998,

  $570 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.



The Corporation's senior management establishes parameters of the Corporation's financial risk, which has been approved by the Board of Directors (the "Board").

Hedging interest rate exposure through the use of swaps and options and hedging foreign exchange exposure through the use of forward contracts are specifically contemplated to manage risk in keeping with management policy. Derivative instruments, such as swaps, forwards, options or futures, which are based directly or indirectly upon interest rates, currencies, equities and commodities, may be used by the Corporation to manage and reduce the risk inherent in price, currency and interest rate fluctuations.



  The Corporation does not utilize derivatives for speculative purposes.

  Derivatives are transaction-specific so that a specific debt instrument,

  contract or invoice determines the amount, maturity and other specifics of the hedge. Counterparty risk is limited to institutions with long-term debt ratings of A or better.



  The tables below present principal (or notional) amounts and related weighted average interest rates by year of expected maturity for the Corporation's debt obligations as of December 31, 1998 and 1997. For obligations with variable interest rates, the tables set forth payout amounts based on current rates and do not attempt to project future interest rates.



  Georgia-Pacific Corporation _ The Timber Company





  (In millions)                        1999     2000     2001      2002

  ------------------------------------------------------------




  Debt

  Commercial paper and other

  short-term notes                   $    -    $   -    $   -   $     -

  Average interest rates                  -        -        -         -

  Notes and debentures               $    -    $   -    $   -   $   300

  Average interest rates                  -        -        -     10.0%

  Revenue bonds                      $   21    $  21    $   1   $    75

  Average interest rates               4.2%     4.4%     6.5%      5.1%

  Other loans                        $    2    $  13    $   -   $     -

  Average interest rates               7.7%     7.9%        -         -

  Accounts receivable sale program   $    -    $   -    $   -   $     -

  Average interest rates                  -        -        -         -

  Notional principal amount of

  interest rate exchange

  agreements                         $   56    $ 100    $   -   $     -

  Average interest rate paid

  (fixed)                              8.8%     8.4%        -         -

  Average interest rate received

  (variable)                           5.0%     5.8%        -         -

  ------------------------------------------------------------


  Georgia-Pacific Corporation _ The Timber Company





                                                             Fair value

                                                           December 31,

  (In millions)                        2003 Thereafter         Total    1998

  ------------------------------------------------------------


  Debt

  Commercial paper and other

  short-term notes                   $    -    $ 929    $ 929   $   929

  Average interest rates                  -     5.8%     5.8%      5.8%

  Notes and debentures               $  300    $2,900   $3,500  $ 3,783

  Average interest rates               5.5%     8.6%     8.4%      8.4%

  Revenue bonds                      $    1    $ 518    $ 637   $   587

  Average interest rates               6.5%     5.2%     5.2%      5.2%

  Other loans                        $   14    $   -    $  29   $    29

  Average interest rates               5.8%        -     6.9%      6.9%

  Accounts receivable sale program   $    -    $ 280    $ 280   $   280

  Average interest rates                  -     5.7%     5.7%      5.7%

  Notional principal amount of

  interest rate exchange

  agreements                         $  300    $   -    $ 456   $    14

  Average interest rate paid

  (fixed)                              5.9%        -     6.8%      6.8%

  Average interest rate received

  (variable)                           5.7%        -     5.7%      5.7%

  ------------------------------------------------------------


 The Corporation has the intent and ability to refinance commercial paper, other short-term notes and the accounts receivable sale program as they mature.

Therefore, maturities of these obligations are reflected as cash flows expected to be made after 2003.

  Georgia-Pacific Corporation _ The Timber Company





  (In millions)                        1998     1999     2000      2001

  ------------------------------------------------------------




  Debt

  Commercial paper and other

  short-term notes                   $    -    $   -    $   -   $     -

  Average interest rates                  -        -        -         -

  Notes and debentures               $  817    $   -    $   -   $     -

  Average interest rates               8.0%        -        -         -

  Revenue bonds                      $   36    $   9    $  16   $     1

  Average interest rates               4.3%     4.5%     4.4%      6.5%

  Other loans                        $    -    $   -    $  13   $     -

  Average interest rates                  -        -     7.9%         -

  Accounts receivable sale program   $    -    $   -    $   -   $     -

  Average interest rates                  -        -        -         -

  Notional principal amount of

  interest rate exchange

  agreements                         $  320    $  56    $ 100   $     -

  Average interest rate paid

  (fixed)                              9.4%     8.8%     8.4%         -

  Average interest rate received

  (variable)                           5.8%     5.7%     5.9%         -

  ------------------------------------------------------------




  Georgia-Pacific Corporation _ The Timber Company





                                                             Fair value

                                                           December 31,

  (In millions)                        2002 Thereafter  Total      1997

  ------------------------------------------------------------




  Debt

  Commercial paper and other

  short-term notes                   $    -    $ 621    $ 621   $   621

  Average interest rates                  -     6.4%     6.4%      6.4%

  Notes and debentures               $  300    $2,600   $3,717  $ 4,055

  Average interest rates              10.0%     8.7%     8.7%      8.7%

  Revenue bonds                      $   75    $ 522    $ 659   $   637

  Average interest rates               5.0%     5.0%     4.9%      4.9%

  Other loans                        $    -    $   -    $  13   $    13

  Average interest rates                  -        -     7.9%      7.9%

  Accounts receivable sale program   $    -    $ 280    $ 280   $   280

  Average interest rates                  -     6.1%     6.1%      6.1%

  Notional principal amount of

  interest rate exchange

  agreements                         $    -    $   -    $ 476   $    10

  Average interest rate paid

  (fixed)                                 -        -     9.0%      9.0%

  Average interest rate received

  (variable)                              -        -     5.8%      5.8%

  ------------------------------------------------------------




The Corporation has the intent and ability to refinance commercial paper, other short-term notes and the accounts receivable sale program as they mature.

Therefore, maturities of these obligations are reflected as cash flows expected to be made after 2002.



At December 31, 1998, the Corporation had interest rate exchange agreements that effectively converted $456 million of floating rate obligations with a weighted average interest rate of 5.7% to fixed rate obligations with an average effective interest rate of approximately 6.8%. These agreements increased interest expense by $11 million, $16 million and $17 million for the three years ended December 31, 1998, 1997 and 1996, respectively. As of December 31, 1998,

these agreements have a weighted average maturity of approximately 3.5 years. As of December 31, 1998, the Corporation's total floating rate debt exceeded related interest rate exchange agreements by $1.3 billion.



  The Corporation also enters into foreign currency exchange agreements and commodity futures and swaps, the amounts of which were not material to the financial position of The Timber Company at December 31, 1998.



  As of December 31, 1998, the Corporation had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the

  Securities and Exchange Commission.



  The Board has adopted a policy that earnings and cash flows generated from the businesses of the Georgia-Pacific Group or The Timber Company will be used only for reinvestment in the business of the group generating such earnings and related cash flows, for repayment of its debt, or for payment of dividends on,

  or the repurchase of shares of, the class of common stock reflecting such group's performance. Funds of one group will not be loaned to or otherwise invested in the business of the other group.



  The Timber Company expects to buy and sell timberlands as part of a continuing effort to improve its competitive position. Proceeds from sales of timberlands will be used by it either to fund the purchase of other timberlands that, due to location or species mix, are more desirable, or to reduce debt or return cash to holders of The Timber Company stock, in the form of either dividends or stock repurchases. The cost of timberland purchases or the proceeds from timberland sales could be material to the results of operations and financial condition reported for The Timber Company in a particular quarter or year.

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



During 1998, The Timber Company purchased on the open market 5.7 million shares of The Timber Company stock at an aggregate price of $121 million, all of which were held as treasury stock at December 31, 1998. The average price paid for the repurchased shares was $21.25 per share. No share repurchases of The Timber

  Company stock were made in 1997.



  Subsequent to year-end 1998 through February 5, 1999, The Timber Company purchased 716,900 shares of The Timber Company stock at an aggregate price of

  $16 million on the open market. The average price paid for these repurchased shares was $22.71 per share. The Timber Company expects to repurchase shares of

  The Timber Company stock throughout 1999 as long as debt levels are below the established thresholds.



In 1999, The Timber Company expects its cash flow from operations, together with proceeds from any sales of assets and available financing sources, to be sufficient to fund planned capital investments, pay dividends and make scheduled debt repayments.

OTHER.  Approximately 44,000 acres of timberlands were affected by forest fires in Florida in June 1998. This acreage represents approximately 8 percent of the timberlands owned by The Timber Company in the State of Florida. The Timber

  Company is salvaging usable timber and believes that the effects of the forest fires are likely to impact harvest levels from these timberlands in 1999 and

  2000.

  During the second quarter of 1998, the Georgia-Pacific Group and The Timber

Company revised the operating policy, which they had entered into in 1997, with respect to sales of timber. The revised policy is discussed in Note 11 of the

  Notes to Combined Financial Statements.



  The Timber Company employs approximately 500 people of which there are not a significant number of union employees.



In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive

Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements.

The Timber Company adopted SFAS No. 130 in the 1998 first quarter, but it had no significant impact as The Timber Company has no significant components of comprehensive income in its financial statements.



  Also in June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 requires companies to determine reporting segments based on the manner in which management makes decisions about allocating resources to segments and measuring their performance. The Timber Company adopted SFAS No. 131 in 1998, but it had no significant impact as The Timber Company does not have any reportable segments under SFAS No. 131.



  In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about

Pensions and Other Postretirement Benefits," which requires additional pension-

  related disclosures. The objective of the statement is to provide sufficient information to understand the changes in benefit obligations or to analyze the quality of earnings of the Corporation. SFAS No. 132 requires disclosure of additional information about the changes in the benefit obligation and the fair value of plan assets during the period, including unrecognized gains and losses.

  The Corporation adopted SFAS No. 132 in 1998.



  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative

Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheets and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Corporation will be required to adopt the new statement in 2000; early adoption is encouraged, but no prior period restatement is permitted. Management is evaluating the effect of this statement on the Corporation's derivative instruments, primarily interest rate swaps and foreign currency forward contracts. The impact of adjustments to fair value is not expected to be material to The Timber Company's financial position.



The Timber Company is working to resolve the effects of the Year 2000 problem on its information systems. The Year 2000 problem, which is common to most businesses, concerns the inability of such systems to properly recognize and process dates and date-sensitive information on and beyond January 1, 2000. In

1996, the Corporation began a companywide assessment of the vulnerability of its systems to the Year 2000 problem. Based on such assessment, The Timber Company has developed a Year 2000 plan, under which all of its key information systems are being tested, and noncompliant software or technology is being modified or replaced. The Timber Company is also surveying the Year 2000 compliance status and compatibility of customers' and suppliers' systems that interface with The

  Timber Company's systems or could otherwise impact The Timber Company's operations.



The Timber Company has revised most of its systems and processes and expects to complete testing and verification of such systems and processes for Year 2000 compliance during 1999. The Timber Company has completed an inventory of the systems and embedded chips used in its operations and currently believes that only a small percentage of such systems and chips could be subject to Year 2000

  problems. The Timber Company currently expects the work needed to resolve the

  Year 2000 problem with regard to its operations to be performed as part of its normal systems maintenance and replacement practices, and does not currently expect to accelerate its internal maintenance schedule or to incur any incremental cost for such work. Internal and external costs to resolve the Year

  2000 problem are not expected to be significant. The Timber Company is in the process of identifying critical suppliers and customers and intends to communicate with each of them to ascertain their level of readiness to address and remediate Year 2000 problems. The most reasonably likely worst-case scenario of failure by The Timber Company or its customers or suppliers to resolve the

  Year 2000 problem would be a temporary inability on the part of The Timber

  Company to process timber sales and billings in a timely manner. The Timber

  Company is currently identifying and considering various contingency options,

including identification of alternate suppliers, vendors and service providers,

  and manual alternatives to systems operations, which will allow it to minimize the risks of any unresolved Year 2000 problems on its operations and to minimize the effect of any unforeseen Year 2000 failures.



  For a discussion of commitments and contingencies, see Note 10 of the Notes to

  Combined Financial Statements.



1997 COMPARED WITH 1996.  The Timber Company reported net sales of $551 million and net income of $215 million in 1997, compared with net sales of $547 million and net income of $127 million in 1996. The 1997 results included a $114 million pretax gain ($71 million after taxes) from the sale of 127,000 acres of timberlands located near Martell, California. As a percentage of The Timber

Company's total net sales, sales from the Martell timberlands were 6 percent in

  1996. There were no sales from the Martell timberlands in 1997, and the operating profits from those timberlands were not significant for any of the years presented on the financial statements.

Harvesting from its timberlands in 1997 continued at the relatively high levels experienced in 1996. Unusually wet weather in the early part of the year reduced the accessibility of other suppliers' timber and increased the demand for timber from The Timber Company. However, harvests trailed off slightly during the fourth quarter of 1997, particularly for Southern softwood sawtimber, which is used principally in making plywood and lumber.



  Excluding the gain on the Martell sale, earnings before interest and taxes increased $10 million to $323 million in 1997, compared with $313 million in

1996. The increase was primarily the result of a 12 percent increase in Southern sawtimber prices. Other prices remained relatively stable throughout the year with the exception of hardwood sawtimber, which increased due in large part to the mix of hardwood sawtimber harvested (i.e., a higher proportion of more expensive, high-grade sawtimber being harvested).



SG&A was $43 million in 1997 (including an unusual charge of $3 million related to information systems write-offs), compared with $45 million in 1996. The

Timber Company conducted an extensive review of its overhead and administrative activities during late 1996 and early 1997. As a result, The Timber Company's annual direct and indirect overhead declined by approximately $5 million during

  1997.



Interest expense declined 20 percent to $84 million in 1997, compared with $105 million in 1996. The primary reason for the decline was a lower level of debt,

  which resulted from applying the $270 million proceeds from the sale of the

  Martell timberlands.



CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR' PROVISIONS OF THE PRIVATE

  SECURITIES LITIGATION REFORM ACT OF 1995. The statements under this

  "Management's Discussion and Analysis" and other statements contained herein that are not historical facts, including statements regarding pricing trends,

  expected harvest rotations and The Timber Company's expectations regarding

 resolution of issues associated with the Year 2000 problem, are forward-looking statements (as such term is defined under the Private Securities Litigation

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

  catastrophic losses from fires, floods, windstorms, earthquakes, volcanic eruptions, insect infestations or diseases; material variations in regional market demand for timber products; fluctuations in interest rates; the ability of The Timber Company, and its customers and suppliers, to address the Year 2000 problem in a timely and efficient manner; and other risks, uncertainties and assumptions discussed in the Corporation's filings with the Securities and

  Exchange Commission, including the Corporation's Form 10-K dated December 31,

  1998 and the Corporation's Form 8-K dated October 17, 1996.



                       REPORT ON MANAGEMENT'S RESPONSIBILITIES



  Management of Georgia-Pacific Corporation is responsible for the preparation,

integrity and fair presentation of the consolidated financial statements and the estimates and judgments upon which certain amounts in the financial statements are based. Management is also responsible for preparing the other financial information included in this annual report. In our opinion, the accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and the other financial information in this annual report is consistent with the financial statements.



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



  Management believes that as of December 31, 1998, the internal control system over financial reporting is adequate and effective in all material respects.



  /s/  James E. Terrell

  ---------------------

  James E. Terrell

  Vice President and Controller



  /s/  John F. McGovern

  ---------------------

  John F. McGovern

  Executive Vice President - Finance

     and Chief Financial Officer



  /s/  A. D. Correll

  ------------------

  A. D. Correll

  Chairman, Chief Executive Officer and President



  February 5, 1999



                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



  To Georgia-Pacific Corporation:

 We have audited the accompanying combined balance sheets of the Georgia-Pacific

Corporation -The Timber Company (as described in Note 1) as of December 31, 1998 and 1997 and the related combined statements of income, shareholders' equity,

  and cash flows for each of the three years in the period ended December 31,

  1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.



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

Corporation -The Timber Company as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



  /s/  Arthur Andersen LLP

  ------------------------

  Arthur Andersen LLP

  Atlanta, Georgia



  February 5, 1999



  COMBINED STATEMENTS OF INCOME

  Georgia-Pacific Corporation-The Timber Company



                                         Year ended December 31

                                          ---------------------

  (In millions, except per

   share amounts)                       1998     1997     1996

  ---------------------------------------------------------------


  Net sales

   Timber--Georgia-Pacific Group        $409   $  425   $  424

   Timber--third parties

   Delivered                              53       87       89

   Stumpage                               52       13        7

   Other                                  20       26       27

  ---------------------------------------------------------------

  Total net sales                        534      551      547

  ---------------------------------------------------------------

  Costs and expenses

   Cost of sales, excluding

   depreciation and cost of

   timber harvested shown below           90      137      132

   Selling, general and

   administrative                         36       43       45

   Depreciation and cost of timber

   harvested                              44       48       57

   Interest                               71       84      105

   Other income--Martell sale              -    (114)        -

  ---------------------------------------------------------------

  Total costs and expenses               241      198      339

  ---------------------------------------------------------------

  Income before income taxes and

    extraordinary items                  293      353      208

  Provision for income taxes             115      138       81

  ---------------------------------------------------------------

  Income before extraordinary items      178      215      127

  Extraordinary items-loss from early

    retirement of debt, net of taxes     (2)        -        -

  ---------------------------------------------------------------

  Net income                            $176   $  215   $  127

  ===============================================================

  Basic per share:

  Income before extraordinary items     $1.97  $ 2.35

  Extraordinary items, net of taxes     (0.02)      -

  ---------------------------------------------------------------

  Net income                            $1.95  $ 2.35

  ---------------------------------------------------------------

  Diluted per share:

  Income before extraordinary items     $1.96  $ 2.33

  Extraordinary items, net of taxes     (0.02)      -

  ---------------------------------------------------------------

  Net income                            $1.94  $ 2.33

  ===============================================================

  Average number of shares

   outstanding

     Basic                              90.3     91.4

     Diluted                            90.8     92.1

  ===============================================================


  The accompanying notes are an integral part of these combined financial statements.



  COMBINED STATEMENTS OF CASH FLOWS

  Georgia-Pacific Corporation-The Timber Company





                                         Year ended December 31

                                         ----------------------

  (In millions)                          1998    1997     1996

  ---------------------------------------------------------------


  Cash flows from operating

    activities

  Net income                            $176   $  215   $  127

  Adjustments to reconcile net income

   to cash provided by operations:

   Depreciation                            5        4        5

   Cost of timber harvested               39       44       52

   Deferred income taxes                   4       66      (6)

   Gain on sales of assets, net         (41)    (129)     (23)

   Other                                  18       12        9

  ---------------------------------------------------------------

  Cash provided by operations            201      212      164

  ---------------------------------------------------------------

  Cash flows from investing

   activities

   Property, plant and equipment

    investments                          (6)      (2)      (4)

   Timber and timberland investments    (64)     (51)     (48)

   Change in assets held for

    tax-free exchange                      5      (3)      (5)

   Proceeds from sales of assets          64      281       34

  ---------------------------------------------------------------

  Cash provided by (used for)

   investing activities                  (1)      225     (23)

  ---------------------------------------------------------------

  Cash flows from financing activities

  Share repurchases                     (121)       -        -

  Additions to (repayments of) debt       12    (345)     (49)

  Cash dividends paid                   (91)     (92)     (92)

  ---------------------------------------------------------------

  Cash (used for) financing activities  (200)   (437)   (141))

  ---------------------------------------------------------------

  Increase (decrease) in cash              -        -        -

  Balance at beginning of year             -        -        -

  ---------------------------------------------------------------

  Balance at end of year                $  -   $    -   $    -

  ===============================================================


  The accompanying notes are an integral part of these combined financial statements.

  COMBINED BALANCE SHEETS

  Georgia-Pacific Corporation-The Timber Company





                                                   December 31

                                               ------------------



  (In millions, except shares

   and per share amounts)                        1998     1997

  ---------------------------------------------------------------


  Assets

  Timber and timberlands

   Timberlands                                 $  303   $  302

   Fee timber                                     580      608

   Reforestation                                  227      182

   Other                                           30       30

  ---------------------------------------------------------------

  Total timber and

   timberlands                                  1,140    1,122

  ---------------------------------------------------------------

  Property, plant and equipment

    Land and improvements                          25       24

    Buildings                                       5        4

    Machinery and equipment                        36       34

  ---------------------------------------------------------------

      Property, plant and equipment, at cost       66       62

      Accumulated depreciation                   (42)     (42)

  ---------------------------------------------------------------

  Total property, plant and equipment, net         24       20

  Investment in real estate

   held for development

   and sale                                         -       14

  Other assets                                     10       15

  ---------------------------------------------------------------

  Total assets                                 $1,174   $1,171

  ===============================================================






                                                   December 31

                                                -----------------



                                                        1998       1997

  ---------------------------------------------------------------


  Liabilities and shareholders' equity

   Debt                                        $  983   $  971

   Other liabilities                               32        9

   Deferred income

   tax liabilities                                244      240

  ---------------------------------------------------------------

  Total liabilities                             1,259    1,220

  ---------------------------------------------------------------

  Commitments and contingencies



  Shareholders' equity                           (85)     (49)

  ---------------------------------------------------------------

  Total liabilities

   and shareholders' equity                    $1,174   $1,171

  ===============================================================


  The accompanying notes are an integral part of these combined financial statements.



  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

  Georgia-Pacific Corporation-The Timber Company





                                     Year ended December 31

                                     ----------------------

  (In millions)                     1998     1997     1996

  ---------------------------------------------------------------


  Shareholders' equity balance,

   beginning of year              $ (49)   $(172)  $ (207)

  Net income                         176      215      127

  Common stock repurchases         (121)        -        -

  Cash dividends paid               (91)     (92)     (92)

  ---------------------------------------------------------------

  Shareholders' equity balance,

   end of year                    $ (85)   $ (49)  $ (172)

  ===============================================================




  The accompanying notes are an integral part of these combined financial statements.



  GEORGIA-PACIFIC CORPORATION-THE TIMBER COMPANY

  NOTES TO COMBINED FINANCIAL STATEMENTS



  NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  BASIS OF PRESENTATION. The Corporation, a Georgia corporation, is broadly engaged in five business operations: the manufacture of building products

(including plywood, oriented strand board, various industrial wood products, and softwood and hardwood lumber as well as certain nonwood products including gypsum board and chemicals); the distribution of building products manufactured by the Corporation or purchased from others; the manufacture of containerboard and packaging (including linerboard, medium, kraft and corrugated packaging);

 the manufacture of pulp and paper (including communication papers, market pulp,

  bleached board and tissue); and the growing of timber on the approximately 5.8 million acres of timberlands that the Corporation owns or leases. In 1998, these timberlands supplied approximately 17 percent of the overall timber requirements of the Corporation's manufacturing facilities.



  On December 16, 1997, shareholders of the Corporation approved the creation of two classes of common stock intended to reflect separately the performance of the Corporation's manufacturing and timber businesses (the "Letter Stock

Recapitalization"). The Corporation's Articles of Incorporation were amended and restated to (i) create a new class of stock designated as Georgia-Pacific

  Corporation -Timber Group common stock, $0.80 par value per share ("The Timber

  Company stock"), consisting of 250 million authorized shares; (ii) redesignate each authorized share of the Corporation's common stock, $0.80 par value per share (the "Existing Common Stock") as, and convert each share into, one share of Georgia-Pacific Corporation - Georgia-Pacific Group common stock, $0.80 par value per share (the "Georgia-Pacific Group stock"); (iii) increase the number of shares of Georgia-Pacific Group stock authorized for issuance from 150 million shares to 400 million shares; and (iv) authorize the distribution of one share of The Timber Company stock for each outstanding share of Georgia-Pacific

  Group stock.



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

Corporation's debt and SG&A. Intergroup timber sales between the Georgia-Pacific

  Group and The Timber Company have not been eliminated on either group's financial statements.

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

  Georgia-Pacific Group stock. This formula is intended to give each class of common stock a number of votes proportionate to its aggregate market capitalization at the time of any vote. Accordingly, changes in the market value of Georgia-Pacific Group stock and The Timber Company stock will affect their

 relative voting rights. As of December 31, 1998, the holders of Georgia-Pacific

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



 The Board may, in its sole discretion, determine to convert shares of the class of common stock related to one group into the class of common stock related to the other group at any time at a 15 percent premium, or at a 10 percent premium in the case of certain dispositions of all or substantially all of the properties or assets of the group whose stock is being converted. Any conversion at any premium would dilute the interests in the Corporation of the holders of the class of common stock being issued in the conversion. In addition, any such conversion of a class of common stock into another class of common stock would preclude holders of both classes of common stock from retaining their investment in a security that is intended to reflect separately the performance of the relevant group.



  The management and accounting policies applicable to the preparation of the financial statements of the Georgia-Pacific Group and The Timber Company may be

  modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board at any time without approval of the shareholders.



  The Timber Company's combined financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The Timber Company's combined financial

  statements should be read in conjunction with the Corporation's consolidated financial statements and the Georgia-Pacific Group's combined financial statements.

FINANCIAL ACTIVITIES.  At June 30, 1997, $1.0 billion of the Corporation's total debt was allocated to The Timber Company for financial statement purposes, and the balance of the Corporation's total debt was allocated to the Georgia-Pacific

  Group. The Corporation's debt was allocated between the groups based upon a number of factors including expected future cash flows, volatility of earnings,

and the ability to pay debt service and dividends. In addition, the Corporation considered certain measures of creditworthiness, such as coverage ratios and various tests of liquidity, as a means of ensuring that each group could continue to pay debt service during a business downcycle. Management believes that such allocation is equitable and reasonable.



  At December 31, 1998, $983 million of the Corporation's debt was The Timber

 Company's and $4.6 billion was the Georgia-Pacific Group's. The Corporation has not allocated specific debt securities or instruments to either group. The debt of each group bears interest at a rate equal to the weighted average interest rate of all of the Corporation's debt calculated on a quarterly basis. Expenses related to the debt are reflected in the weighted average interest rate.

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

  Dividend costs with respect to any preferred stock issued by the Corporation will be charged in a similar manner.

ALLOCATION OF SHARED SERVICES.  A portion of the Corporation's shared SG&A (such as executive management, human resources, legal, accounting and auditing, tax,

  treasury, strategic planning, information systems support and environmental services) has been allocated to The Timber Company based upon identification of such services specifically used by The Timber Company. Where determinations based on specific usage alone have been impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to The Timber Company. These methods consisted of allocating costs based on (i) number of employees of each group, (ii) percentage of office space of each group and (iii) estimated percentage of staff time allocable to each group. The total of these allocations was $4 million, $7 million and $7 million in 1998, 1997 and 1996, respectively.

It is not practicable to provide a detailed estimate of the expenses that would be recognized if The Timber Company were a separate legal entity.

  ALLOCATION OF EMPLOYEE BENEFITS.  A portion of the Corporation's employee benefit costs, including pension and postretirement health care benefits, has been allocated to The Timber Company. The Timber Company's pension cost related to its participation in the Corporation's noncontributory defined benefit pension plan, and other employee benefit costs related to its participation in the Corporation's postretirement health care benefit plans, are actuarially determined based on the number of its employees and an allocable share of the plan assets and are calculated in accordance with SFAS No. 87, "Employers'

  Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for

Postretirement Benefits Other Than Pensions," respectively. Management believes such method of allocation is equitable and provides a reasonable estimate of the cost attributable to The Timber Company.



  Since plan assets are not segregated into separate accounts or restricted to providing benefits to employees of The Timber Company, assets of the

  Corporation's employee benefit plans may be used to provide benefits to employees of both the Georgia-Pacific Group and The Timber Company. Plan assets

  have been allocated to The Timber Company based on the percentage of its projected benefit obligation to the plans' total projected benefit obligations.



The discussion of The Timber Company's retirement plans (Note 7 of the Notes to

  Combined Financial Statements) should be read in conjunction with the

  Corporation's consolidated financial statements and notes thereto.

  ALLOCATION OF FEDERAL AND STATE INCOME TAXES.  The federal income taxes of the

  Corporation and the subsidiaries that own assets allocated between the groups are determined on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds are allocated between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations reflect each group's contribution (positive or negative) to the Corporation's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. Tax benefits that cannot be used by the group generating those benefits, but can be used on a consolidated basis are credited to the group that generated such benefits. Had the groups filed separate tax returns, the provision for income taxes and net income for each group would not have significantly differed from the amounts reported on the groups' statements of income for the years ended December 31,

  1998, 1997 and 1996. However, the amounts of current and deferred taxes and taxes payable or refundable allocated to each group on the historical financial statements may differ from those that would have been allocated had the groups filed separate income tax returns.



  Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis or on a separate corporation basis. State income tax provisions and related tax payments or refunds determined on a consolidated or combined basis are allocated between the groups based on their respective contributions to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments that are determined on a separate corporation basis are allocated between the groups in a manner designed to reflect the respective

contributions of the groups to the Corporation's separate state or local taxable income.



  The discussion of The Timber Company's income taxes (Note 6 of the Notes to

  Combined Financial Statements) should be read in conjunction with the

  Corporation's consolidated financial statements and the notes thereto.

  DIVIDENDS.  For purposes of the historical financial statements of The Timber

 Company and the Georgia-Pacific Group, for periods prior to 1998, all dividends declared and paid by the Corporation were evenly allocated between the groups.

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

This

  occurs when a purchaser acquires stumpage or standing timber, or when a purchaser receives logs on a delivered sale agreement. There are two types of stumpage agreements. A timber deed agreement is one in which the purchaser takes title to all timber on a tract of land. When title passes, revenue is recognized for the full value of all timber on the tract, except in the case when The

Timber Company sells a deed to the Georgia-Pacific Group. Such sales are treated as if they were a cutting contract (see Note 11 of the Notes to Combined

  Financial Statements). A cutting contract agreement is one in which the purchaser acquires the right to harvest all stumpage on a tract at an agreed-to price per unit for all products on the tract. The sale, and any related

  advances, is recognized as the purchaser harvests the timber on the tract. For delivered sales, the risk of loss passes when the timber is delivered to the customer. Revenues are determined by multiplying actual harvest volumes by contractually agreed-upon prices negotiated with the purchasers, including the

  Georgia-Pacific Group. Other sales are recognized when earned.

INCOME PER SHARE.  Basic earnings per share are computed based on net income and the weighted average number of common shares outstanding. Diluted earnings per share reflect the assumed issuance of common shares under long-term incentive,

  stock option and stock purchase plans. The computation of diluted earnings per share does not assume conversion or exercise of securities that would have an antidilutive effect on earnings per share. Income per share for each group is reflected on a pro forma basis for 1997 as if the Letter Stock Recapitalization had occurred on January 1, 1997. Amounts are computed for each class of common stock based on the separate earnings attributed to each of the respective businesses. Income per share is omitted from the statements of income for the year 1996 because The Timber Company stock was not part of the capital structure of the Corporation.



  Georgia-Pacific Corporation-The Timber Company





                                             Year ended December 31,

  (In millions, except shares

    and per share amounts)                     1998               1997

  ---------------------------------------------------------------




                                         The Timber         The Timber

                                            Company            Company

  Basic and diluted income available

  to shareholders (numerator):

  Income before extraordinary items         $   178            $   215

  Extraordinary items, net of taxes             (2)                  -

  ---------------------------------------------------------------

  Net income                                $   176            $   215

  ===============================================================

  Shares (denominator):

  Average shares outstanding              90,313,022        91,444,588

  Dilutive securities:

    Options                                 492,549*         677,784**

    Employee stock purchase plans             7,575              4,047

  ---------------------------------------------------------------

  Total assuming conversion               90,813,146         92,126,419

  ===============================================================

  Per share amounts:

  Basic

  Income before extraordinary items         $  1.97            $  2.35

  Extraordinary items, net of taxes          (0.02)                  -

  ---------------------------------------------------------------

  Net income                                $  1.95            $  2.35

  ---------------------------------------------------------------

  Diluted

  Income before extraordinary items         $  1.96            $  2.33

  Extraordinary items, net of taxes          (0.02)                  -

  ---------------------------------------------------------------

  Net income                                $  1.94            $  2.33

  ===============================================================


  * Options to purchase 1,951,130 shares of The Timber Company stock at prices ranging from $23.21 per share to $25.13 per share were outstanding during 1998 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

 **   Options to purchase 1,010,600 shares of The Timber Company stock at $25.13 per share were issued on December 17, 1997 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

  TIMBER AND TIMBERLANDS.  The Timber Company capitalizes timber and timberland purchases and reforestation costs. The cost of timber harvested is based on the volume of timber harvested, the capitalized cost and the total timber volume estimated to be available over the growth cycle. Timber carrying costs are expensed as incurred.



Gains or losses on sales of timberlands are reflected as a reduction of "Cost of sales" on the accompanying statements of income, with the exception of major divestitures which are reflected as "Other income."

  PROPERTY, PLANT AND EQUIPMENT.  Forestry-related property, plant and equipment is recorded at cost. Lease obligations for which The Timber Company assumes or retains substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized, and the replaced properties are retired. Replacements of minor components of property,

  and repair and maintenance costs, are charged to expense as incurred.



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

  INVESTMENT IN REAL ESTATE HELD FOR DEVELOPMENT AND SALE.  Real estate held for development and sale is stated at the lower of cost or net realizable value, and includes direct costs of land and land development and indirect costs, including amenities, less amounts charged to cost of sales. These costs are allocated to individual lots or acreage sold based on relative sales value. Direct costs are allocated on a specific neighborhood basis, while indirect costs are allocated

  over the projects. The Timber Company recognized sales of retail homesites developed when all conditions, as set forth in SFAS No. 66, "Accounting for

  Sales of Real Estate," had occurred.



  The Timber Company divested its real estate development properties located in

South Carolina and Florida in the first quarter of 1998. As a result, The Timber

  Company is no longer engaged in real estate development activities.

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

  ACCOUNTING STANDARDS CHANGE.  In June 1998, the FASB issued SFAS No. 133,

  "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheets and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The

  Corporation will be required to adopt the new statement in 2000. Management is evaluating the effect of this statement on the Corporation's derivative instruments, primarily interest rate swaps and foreign currency forward contracts. The impact of adjustments to fair value is not expected to be material to The Timber Company's financial position.

  RECLASSIFICATIONS.  Certain 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation.



  NOTE 2.   FACTORS AFFECTING THE TIMBER COMPANY'S BUSINESS

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

forest products industry, but timber sales by such government agencies currently are at historically low levels. Any reversal of government land use management policies that substantially increases sales of timber by U.S. government agencies could significantly reduce prices for logs, lumber and other forest products. The demand for logs and manufactured wood products also has been, and in the future can be expected to be, subject to cyclical fluctuations. Such demand is primarily affected by the level of housing starts, repair and remodeling activity, industrial wood product use, competition from nonwood products, and the demand for pulp and paper products. These factors are subject to fluctuations due to changes in economic conditions, interest rates,

population growth, weather conditions, competitive pressures and other factors.

  Any decrease in the level of industry demand for logs and wood products generally can be expected to result in lower net sales, operating income and cash flow of The Timber Company.

HARVESTING LIMITATIONS.  Net sales, operating income and cash flow of The Timber

  Company are dependent, to a significant extent, on the continued ability of purchasers of standing timber and, to a lesser extent, of The Timber Company to harvest timber at adequate levels. Weather conditions, timber growth cycles,

access limitations and regulatory requirements associated with the protection of wildlife and water resources may restrict harvesting of The Timber Company's timberlands. From time to time, proposals have been made in state legislatures that would regulate the level of timber harvesting. Timber harvests also may be affected by various natural factors, including damage by fire, insect infestation, disease, prolonged drought, severe weather conditions and other causes. The effects of such natural disasters may be particularly damaging to young timber. Although damage from such natural causes usually is localized and affects only a limited percentage of the timber, there can be no assurance that

  any damage affecting The Timber Company's timberlands will in fact be so limited. Consistent with industry practice, The Timber Company does not maintain insurance coverage with respect to damage to its timberlands. Any of the above factors that materially limits the ability of purchasers or The Timber Company to harvest timber could have a significant adverse impact on the net sales,

  operating income and cash flow of The Timber Company.

  COMMITTED PRODUCT PURCHASES BY GEORGIA-PACIFIC GROUP; POSSIBLE INABILITY TO

  DEVELOP NEW MARKETS. During 1998, The Timber Company derived approximately 77 percent of its net sales from sales of timber directly to the Georgia-Pacific

  Group. For a description of the terms of sales of timber by The Timber Company to Georgia-Pacific Group, see Note 11 of the Notes to Combined Financial

  Statements. While management of The Timber Company believes that there is significant demand for The Timber Company's timber products from users other than the Georgia-Pacific Group, no assurance can be given that such demand will be equivalent to The Timber Company's planned annual harvest, that The Timber

  Company will be able to develop new customers on a timely basis, if at all, or hat it will be able to sell its products to third parties at market prices. Any excess supply of timber that results from the inability of The Timber Company to sell its products to users other than the Georgia-Pacific Group could result in lower prices for The Timber Company's products, which could have a material adverse effect on the net sales, operating income and cash flow of The Timber

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

 Endangered Species Act (the "ESA"), the Clean Water Act, the Clean Air Act, the

  Resource Conservation and Recovery Act, the Comprehensive Environmental

  Response, Compensation and Liability Act of 1980, the Federal Insecticide,

Fungicide and Rodenticide Act, and the Toxic Substances Control Act, as well as

  similar state laws and regulations. Violations of various statutory and regulatory programs that apply to The Timber Company's operations can result in civil penalties, remediation expenses, natural resource damages, potential injunctions, cease and desist orders and criminal penalties. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. There can be no assurance that such laws or future legislation or administrative or judicial action with respect to protection of the environment will not adversely affect The Timber Company.



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

POTENTIAL ACQUISITION RISKS.  The Timber Company intends to pursue acquisitions as part of its strategy in order to increase cash flow and returns to its shareholders. There can be no guarantee, however, that The Timber Company will be able to identify any timberlands for acquisition on terms that are economically feasible. Additionally, any acquisition strategy involves numerous risks, including difficulties inherent in the integration of systems, operations and personnel; diversion of management attention away from other business concerns; and the need to potentially secure additional financing to consummate such acquisitions.

  NOTE 3.   DIVESTITURES

  In March 1998, The Timber Company sold its real estate development properties located in South Carolina and Florida for $18 million in cash, resulting in a pretax gain of approximately $1 million.

In December 1998, The Timber Company completed the sale of approximately 61,000 acres of timberlands located in West Virginia. This sale resulted in a pretax gain of $24 million ($14 million after taxes).



On March 31, 1997, the Corporation sold 127,000 acres of timberlands located in

  Martell, California, for $270 million. In conjunction with the sale of its

  Martell timberlands, the Corporation received notes receivable from the purchaser in the amount of $270 million related to the timberlands. The

Corporation, in April 1997, monetized the notes receivable through the issuance of notes payable in a private placement. The proceeds of this transaction were credited to The Timber Company through the intergroup account. The notes receivable are included in "Other assets" and the notes payable are classified as "Other long-term liabilities" on the Corporation's balance sheets. The Timber

Company recognized a pretax gain of $114 million on the sale of the timberlands

($71 million after taxes), which is included in "Other income - Martell sale" on the accompanying statements of income.

  NOTE 4.   INDEBTEDNESS

  The Corporation's indebtedness includes the following:





                                             December 31

                                           ---------------

  (In millions)                            1998      1997

  -------------------------------------------------------


  Debentures, 8.7% average rate,

     payable through 2028               $ 3,100   $ 3,200

  Notes, 5.9% average rate,

     payable through 2006                   400       517

  Revenue bonds, 5.2% average rate,

     payable through 2027                   637       659

  Other loans, 6.9% average rate,

     payable through 2008                    29        13

  Less: unamortized discount               (19)      (23)

  -------------------------------------------------------

                                          4,147     4,366

  Less: long-term portion of debt         4,125     3,713

  -------------------------------------------------------

  Current portion of long-term debt          22       653

  Commercial paper and other

     short-term notes,

     5.8% average rate                      929       621

  Accounts receivable sale program,

     5.7% average rate                      280       280

  Bank overdrafts, net                      195       223

  -------------------------------------------------------

  Total short-term debt                   1,426     1,777

  -------------------------------------------------------

  Total debt                            $ 5,551   $ 5,490

  =======================================================

  Georgia-Pacific Group's portion of

    Corporation debt:

      Short-term debt                   $ 1,173   $ 1,462

      Long-term debt, excluding

        current portion                   3,395     3,057

  -------------------------------------------------------

  Georgia-Pacific Group's total debt    $ 4,568   $ 4,519

  =======================================================

  The Timber Company's portion of

    Corporation debt:

      Short-term debt                   $   253   $   315

      Long-term debt, excluding

        current portion                     730       656

  -------------------------------------------------------

  The Timber Company's total debt       $   983   $   971

  =======================================================

  Weighted average interest rate on

      Corporation debt at year end         7.2%      7.8%

  =======================================================


  For additional information regarding financial instruments, see Note 5.



  The scheduled maturities of the Corporation's long-term debt for the next five years are as follows: $22 million in 1999, $34 million in 2000, $1 million in

  2001, $375 million in 2002 and $315 million in 2003.

  NOTES, DEBENTURES AND OTHER LOANS.  During 1998, the Corporation issued $300 million of 7.25% Debentures Due June 1, 2028 and a $14 million floating rate note due September 30, 2003. In January 1998, the Corporation redeemed $200 million of 9 3/4% Sinking Fund Debentures Due January 15, 2018. In February

  1998, the Corporation redeemed $200 million of 9 1/2% Debentures Due February

  15, 2018. The Corporation recorded an after-tax extraordinary loss of approximately $14 million related to these redemptions, of which $2 million was allocated to The Timber Company based on the ratio of The Timber Company's debt to the Corporation's total debt.



In 1996, the Corporation redeemed $150 million of its 9.25% Debentures Due March

  15, 2016. The Corporation recorded an after-tax extraordinary loss of approximately $5 million related to this redemption, all of which was allocated to the Georgia-Pacific Group.

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

The agreement will terminate in 2001. As of December 31, 1998, $570 million of

  committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.



  Borrowings under the agreement bear interest, at the election of the

Corporation, at either (i) the higher of the Federal Funds Rate plus 1/2% or the stipulated bank lending rate or (ii) LIBOR plus .2625% or (iii) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a commitment fee of .0625% per annum on the unused portion of the commitments and a facility fee of .0625% per annum on the aggregate commitments of the lenders. Fees and margins may be adjusted upward or downward according to a pricing grid based on the Corporation's long-term debt ratings. At December 31, 1998, $929 million was borrowed under the credit agreement at a weighted average interest rate of 5.8%. Amounts outstanding under the revolving credit facility are included in "Commercial paper and short-term notes" on the Corporation's balance sheets.



  The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness to operating cash flow) of 4.5 to 1.0, which is to be maintained by the Corporation throughout the term of the credit agreement. As of December 31, 1998, the

  Corporation's leverage ratio was 2.8 to 1.0.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES.  These borrowings are classified by the Corporation as current liabilities, although all or a portion of them might be refinanced on a long-term basis in 1999.

REVENUE BONDS. At December 31, 1998, the Corporation had outstanding borrowings of approximately $637 million under certain industrial revenue bonds. During

  1998, approximately $254 million of floating rate bonds were replaced. $241 million of these bonds were refunded by fixed rate instruments and $13 million were retired early. Approximately $11 million from the issuance of these bonds was held by trustees at December 31, 1998 to refund a like amount of bonds maturing on January 4, 1999. The corresponding amount held by trustees is classified as "Other current assets" on the Corporation's balance sheets. During

1998, the Corporation recorded an after-tax extraordinary loss of approximately

$1 million as a result of various refundings and early retirements of industrial revenue bond instruments, all of which was allocated to the Georgia-Pacific

  Group. In January 1999, the Corporation issued approximately $24 million of fixed rate industrial revenue bonds. These bonds were issued to refund a like amount of floating rate bonds in March 1999.

  ACCOUNTS RECEIVABLE SALE PROGRAM.  The Corporation's accounts receivable sale program is accounted for as a secured borrowing.  The $280 million of receivables outstanding under the program at both December 31, 1998 and 1997 and the corresponding debt are included as current receivables and short-term debt,

respectively, on the Corporation's balance sheets.  A portion of the cost of the accounts receivable sale program is based on the purchasers' level of investment and borrowing costs.  The Timber Company pays fees based on the Corporation's senior debt ratings.  The total cost of the program, which was $17 million in

  1998, $19 million in 1997 and $20 million in 1996, is included in interest expense on the Corporation's statements of income.



  Under the account receivable sale agreement, the maximum amount of the purchasers' investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables.  The program has been extended to May 1999.



  OTHER. At December 31, 1998, the amount of long-term debt secured by property,

  plant and equipment and by timber and timberlands was not material.



Prior to 1996, the Corporation sold certain assets of the Georgia-Pacific Group for $354 million and has agreed to lease the assets back from the purchaser over a period of 30 years. Under the agreement with the purchaser, the Corporation will maintain a deposit (initially in the amount of $322 million) that, together with interest earned, is expected to be sufficient to fund the Corporation's lease obligation, including the repurchase of assets at the end of the term.

  This transaction is being accounted for as a financing arrangement. At the inception of the agreement, the Georgia-Pacific Group recorded on its balance sheets an asset for the deposit from the sale of $305 million and a liability for the lease obligation of $302 million.



  At December 31, 1998, the related deposit and lease obligation balances were both $358 million. Of these amounts, approximately $18 million was recorded as a current asset and $19 million was recorded as a current liability. The long-term portions are recorded in "Other assets" and "Other long-term liabilities" on the

  Corporation's balance sheets.



  As of December 31, 1998, the Corporation had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the

  Securities and Exchange Commission.



 INTEREST PAID.  The Corporation paid interest of $468 million, $475 million and

  $488 million in 1998, 1997 and 1996, respectively, of which $71 million, $84 million and $105 million, respectively, was charged to The Timber Company.

  NOTE 5.   FINANCIAL INSTRUMENTS

  The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:



                              December 31, 1998    December 31, 1997

                              -----------------  --------------------

                                Carrying Fair        Carrying Fair

  (In millions)                 Amount   Value       Amount   Value

  ----------------------------------------------------------------


  Liabilities:

  Commercial paper and

   other short-term notes

   (Note 4)                    $  929   $ 929      $  621   $  621

  Accounts receivable sale

   program (Note 4)               280     280         280      280

  Notes and debentures

   (Note 4)                     3,500   3,783       3,717    4,055

  Revenue bonds (Note 4)          637     587         659      637

  Other loans (Note 4)             29      29          13       13

  Interest rate exchange

   agreements                       *      14           *       10

  ----------------------------------------------------------------


*The Corporation's balance sheets at December 31, 1998 and 1997 included accrued interest of $1 million and $5 million, respectively, related to these agreements.



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

  with like maturities.

  INTEREST RATE AND FOREIGN CURRENCY EXCHANGE AGREEMENTS.  The Corporation has

  used interest rate swap and foreign currency exchange agreements in the normal course of business to manage and reduce the risk inherent in interest rate and foreign currency fluctuations.

  The Corporation uses interest rate swap arrangements to manage its exposure to interest rate changes. Such arrangements are considered hedges of specific borrowings, and differences paid and received under the swap arrangements are recognized as adjustments to interest expense. Under these agreements, the

Corporation makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The Corporation entered into interest rate exchange agreements in prior years to protect against the increased cost associated with a rise in interest rates. At December 31, 1998, the Corporation had outstanding interest rate exchange agreements that effectively converted

$456 million of floating rate obligations with a weighted average interest rate of 5.7% to fixed rate obligations with an average effective interest rate of approximately 6.8%. These agreements increased interest expense by $11 million,

  $16 million and $17 million for the years ending December 31, 1998, 1997 and

  1996, respectively. As of December 31, 1998, these agreements have a weighted average maturity of approximately 3.5 years. As of December 31, 1998, the

  Corporation's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by $1,327 million.



  The estimated fair value of the Corporation's liability under interest rate exchange agreements at December 31, 1998 and 1997 was $14 million and $10 million, respectively, and represents the estimated amount the Corporation could have paid to terminate the agreements. The fair value at December 31, 1998 and

  1997 was estimated by calculating the present value of anticipated cash flows.

  The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.



  The Corporation enters into foreign currency exchange agreements and commodity futures and swaps, the amounts of which were not material to the consolidated financial position of the Corporation at December 31, 1998 and 1997.



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



  Georgia-Pacific Corporation-The Timber Company





                                     Year ended December 31

                                     -----------------------

  (In millions)                       1998    1997   1996

  ---------------------------------------------------------


  Federal income taxes:

   Current                           $  95  $   61  $  74

   Deferred                              4      56    (5)

  State income taxes:

   Current                              16      11     13

   Deferred                              -      10    (1)

  ---------------------------------------------------------

  Provision for income taxes         $ 115  $  138  $  81

  =========================================================


       Income taxes paid by the Corporation during 1998 are net of refunds of approximately $81 million, primarily related to a 1997 federal tax overpayment.

  Income taxes paid by the Corporation during 1997 were net of refunds of approximately $45 million, primarily related to a 1996 federal tax overpayment.



                                     Year ended December 31

                                     -----------------------

  (In millions)                       1998    1997   1996

  =========================================================


  Income taxes paid by the corporation,

   net of refunds                    $  21  $   51  $ 135

  =========================================================


  The federal statutory income tax rate was 35 percent.  The Timber Group's provision for income taxes is reconciled to the federal statutory rate as follows:



  Georgia-Pacific Corporation-The Timber Company





                                     Year ended December 31

                                     ----------------------

  (In millions)                       1998    1997   1996

  ---------------------------------------------------------


  Provision for income taxes

   computed at the federal

   statutory tax rate                $ 103  $  124  $  73

  State income taxes, net

   of federal benefit                   12      14      8

  ---------------------------------------------------------

  Provision for income taxes         $ 115  $  138  $  81

  =========================================================




  The components of The Timber Company's net deferred income tax liabilities are as follows:



  Georgia-Pacific Corporation-The Timber Company





                                                 December 31

                                             ------------------

  (In millions)                                 1998       1997

  -------------------------------------------------------------


  Deferred income tax assets:

   Other                                  $       1  $       -

  -------------------------------------------------------------

                                                  1          -

  Valuation allowance                             -          -

  -------------------------------------------------------------

                                                  1          -

  -------------------------------------------------------------

  Deferred income tax liabilities:

   Machinery and equipment                      (9)        (4)

   Timber and timberlands                     (236)      (234)

   Other                                          -        (2)

  -------------------------------------------------------------

                                              (245)      (240)

  -------------------------------------------------------------

  Deferred income tax liabilities, net    $   (244)  $   (240)

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



 Benefits under the majority of plans for hourly employees are primarily related to years of service. The Corporation has separate plans for salaried employees and officers under which benefits are primarily related to compensation and years of service. The officers' plan is not funded and is nonqualified for federal income tax purposes.



  Plan assets consist principally of common stocks, bonds, mortgage securities,

  interests in limited partnerships, cash equivalents and real estate.



  The following table sets forth the change in projected benefit obligation and the change in plan assets for the solely administered plans allocated as described in Note 1 of the Notes to Combined Financial Statements under

  "Allocation of Employee Benefits":





                                                December 31,

   (In millions)                              1998        1997

  ----------------------------------------------------------------


  Change in projected benefit obligation



  Projected benefit obligation at

   beginning of year                        $   15      $   14

  Service cost                                   1           1

  Interest cost                                  1           1

  Benefits paid                                (1)         (1)

  ----------------------------------------------------------------

  Projected benefit obligation at

   end of year                              $   16      $   15

  ================================================================

  Change in plan assets



  Fair value of assets at beginning of year $   20      $   18

  Actual return on plan assets                   2           3

  Employer contributions                         -           1

  Benefits paid                                (1)         (2)

  ----------------------------------------------------------------

  Fair value of assets at end of year       $   21      $   20

  ================================================================


 The funded status and the amounts recognized on the accompanying balance sheets for the solely administered plans are set forth in the following table:





                                                December 31,

   (In millions)                              1998        1997

  ----------------------------------------------------------------


  Funded status                             $    6      $    5

  Unrecognized actuarial gain                  (6)         (6)

  Unrecognized prior service cost                -           -

  Unrecognized net (asset) obligation            -           -

  ----------------------------------------------------------------

  Net accrued benefit cost                  $    -      $  (1)

  ================================================================

  Amounts recognized on the balance

    sheets consist of:

  Prepaid pension cost                      $    -      $  (1)

  Accrued pension liability                      -           -

  ----------------------------------------------------------------

  Net amount recognized                     $    -      $  (1)

  ================================================================


  The Timber Company's share of the net periodic pension cost for solely administered pension plans included the following:









                                     Year ended December 31

                                     ----------------------

  (In millions)                       1998    1997   1996

  ---------------------------------------------------------




  Service cost of benefits earned    $   1  $    1  $   1

  Interest cost on projected

   benefit obligation                    1       1      1

  Expected return on plan assets       (2)     (2)    (2)

  ---------------------------------------------------------

  Net periodic pension cost          $   -  $    -  $   -

  =========================================================


  The following assumptions were used:



                                     Year ended December 31

                                     ----------------------

                                      1998    1997   1996

  --------------------------------------------------------


  Discount rate used to determine

   the projected benefit obligation     6.5%   7.0%    7.0%

  Rate of increase in future

   compensation levels used to

   determine the projected benefit

   obligation                           5.6    5.5     5.5

  Expected long-term rate of return

   on plan assets used to determine

   net periodic pension cost            9.5    9.5    10.0

  --------------------------------------------------------


  DEFINED CONTRIBUTION PLANS. The Corporation sponsors several defined contribution plans to provide eligible employees with additional income upon retirement. The Corporation's contributions to the plans are based on employee contributions and compensation. The allocated portion of the Corporation's contributions related to The Timber Company totaled $1 million each in 1998,

  1997 and 1996.

HEALTH CARE AND LIFE INSURANCE BENEFITS. The Corporation provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service or after reaching age 65. Benefits,

  eligibility and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses, reduced for any deductible and payments made by overnment programs and other group coverage. Effective December 1995, the plans

  were funded through a trust established for the payment of active and retiree benefits. The trust was funded with an initial contribution of which an immaterial amount was allocated to The Timber Company. The Corporation will continue to contribute to the trust in the amounts necessary to fund current obligations of the plans.



In 1991, the Corporation began transferring its share of the cost of post-age 65 health care benefits to future salaried retirees. It is currently anticipated that the Corporation will continue to reduce the percentage of the cost of post-

  age 65 benefits that it will pay on behalf of salaried employees who retire in each of the years 1995 through 1999 and that the Corporation will continue to share the pre-age 65 cost with future salaried retirees but will no longer pay any of the post-age 65 cost for salaried employees who retire after 1999.



  The following tables set forth the change in projected benefit obligation and the amounts recognized on the accompanying balance sheets:





                                                December 31,

   (In millions)                              1998        1997

  ----------------------------------------------------------------


  Change in projected benefit obligation



  Projected benefit obligation at

    beginning of year                       $    1      $    2

  Actuarial losses                               -         (1)

  ----------------------------------------------------------------

  Projected benefit obligation at

    end of year                             $    1      $    1

  ================================================================

  Funded status                             $  (1)      $  (1)

  Unrecognized actuarial (gain) loss             -           -

  Unrecognized prior service cost                -           -

  Unrecognized net (asset) obligation            -           -

  ----------------------------------------------------------------

  Net accrued benefit cost                  $  (1)      $  (1)

  ================================================================

  Amounts recognized on the balance

    sheets consist of:

  Prepaid benefit cost                      $    -      $    -

  Accrued benefit liability                    (1)         (1)

  ----------------------------------------------------------------

  Net amount recognized                     $  (1)      $  (1)

  ================================================================


  The Timber Company's net periodic postretirement benefit cost consists of service cost of benefits earned, interest cost on accumulated postretirement benefit obligation and amortization of gains and losses. Total net periodic postretirement benefit costs were $91,849, $95,031 and $119,210 at December 31,

  1998, 1997 and 1996, respectively.



  For measuring the expected postretirement benefit obligation, an 8 percent, 9 percent and 10 percent annual rate of increase in the per capita claims cost was assumed for 1998, 1997 and 1996, respectively. The rate was assumed to decrease

  1 percent per year to 5.5 percent in 2001 and remain at that level thereafter.

  The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.0 percent at December 31, 1998, and 6.5 percent at December 31, 1997 and 1996.



  If the annual health care cost trend rate were increased by 1 percent, the accumulated postretirement benefit obligation would have increased by 10 percent as of December 31, 1998, 10 percent as of December 31, 1997 and 14 percent as of

  December 31, 1996. The effect of this change on the aggregate of service and interest costs would be an increase of 10 percent for 1998, 13 percent for 1997 and 11 percent for 1996.



  If the annual health care cost trend rate were decreased by 1 percent, the accumulated postretirement benefit obligation would have decreased by 9 percent as of December 31, 1998, 9 percent as of December 31, 1997 and 12 percent as of

  December 31, 1996. The effect of this change on the aggregate of service and interest cost would be a decrease of 9 percent for 1998, 12 percent for 1997 and

  12 percent for 1996.

  NOTE 8.   COMMON AND PREFERRED STOCK

The Corporation's authorized capital stock consists of (i) 10 million shares of

  Preferred Stock and 25 million shares of Junior Preferred Stock, of which no shares were issued at December 31, 1998, and (ii) 400 million shares of Georgia-

  Pacific Group common stock and 250 million shares of The Timber Company common stock. The Georgia-Pacific Group common stock has a par value of $0.80 per share and 93,282,000 and 92,249,000 shares were issued as of December 31, 1998 and

1997, respectively. The Timber Company common stock has a par value of $0.80 per share and 92,785,000 and 92,607,000 shares were issued as of December 31, 1998 and 1997, respectively.



  At December 31, 1998, the following authorized shares of common stock were reserved for issue:





  Georgia-Pacific Group                         1998

  --------------------------------------------------


  1997 Long-Term Incentive Plan            4,410,300

  1997 Employee Stock Purchase Plan          791,400

  1995 Outside Directors Stock Plan          169,556

  1995 Shareholder Value Incentive Plan    3,967,200

  1994 Employee Stock Option Plan            182,800

  --------------------------------------------------

  Common stock reserved                    9,521,256

  ==================================================








  The Timber Company                            1998

  --------------------------------------------------


  1997 Long-Term Incentive Plan            2,296,700

  1997 Employee Stock Purchase Plan          791,400

  1995 Outside Directors Stock Plan          169,556

  1995 Shareholder Value Incentive Plan    3,969,888

  1994 Employee Stock Option Plan            222,150

  --------------------------------------------------

  Common stock reserved                    7,449,694

  ==================================================




  1997 LONG-TERM INCENTIVE PLANS. The Corporation initially reserved 2,300,000 shares of The Timber Company common stock for issuance under The Timber Company

  1997 Long-Term Incentive Plan ("The Timber Company Plan"). Options totaling

  1,010,600 shares were granted under The Timber Company Plan on December 17,

  1997. These grants have a ten-year term and vest ratably over a four-year period.



  The Corporation initially reserved 4,500,000 shares of Georgia-Pacific Group common stock for issuance under the Georgia-Pacific Group 1997 Long-Term

  Incentive Plan (the "Georgia-Pacific Group Plan"). Options totaling 1,469,250,

  17,000 and 13,800 shares were granted under the Georgia-Pacific Group Plan on

  January 29, March 2 and July 29, 1998, respectively. These grants have a ten-

  year term and vest ratably over a three-year period.



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

Plan (the "1990 Incentive Plan"), which expired March 9, 1995. Restricted stock was awarded to employees at no cost, based on increases in average market value of the Existing Common Stock. At the time restricted shares were awarded, the market value of the stock was added to common stock and additional paid-in capital and was deducted from shareholders' equity (long-term incentive plan deferred compensation) on the Corporation's consolidated financial statements.

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

  1990 Incentive Plan, of which 981,240 shares were vested as of December 31,

  1998.



  Compensation expense allocated to The Timber Company was $0.1 million in 1998,

 $0.4 million in 1997 and $1 million in 1996 related to the 1990 Incentive Plan.



  As a result of the Letter Stock Recapitalization, each share of restricted

  Existing Common Stock held in the 1990 Incentive Plan was redesignated as

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

  Plan (the "1997 Purchase Plan") offered employees a right to subscribe for

 Existing Common Stock at a subscription price of $78.09 per share, representing

 85 percent of the mean of the high and low prices of the Corporation's Existing

  Common Stock on September 2, 1997. The subscription period expired on November

  14, 1997. A subscriber had to purchase and pay for shares subscribed not later than November 30, 1999, but prior to the time of the subscriber's last contribution he/she could obtain a refund of his/her payments plus interest at a rate of 6 percent per annum in lieu of stock.



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



  At December 31, 1998, the Corporation had 791,400 shares of Georgia-Pacific

Group stock and 791,400 shares of The Timber Company stock reserved for issuance under the 1997 Purchase Plan. Accordingly, $33 million is reflected as "Other

  current liabilities" on the Corporation's balance sheets. Approximately 5,900 subscribers remained in the 1997 Purchase Plan at December 31, 1998.



  Under the 1995 Employee Stock Purchase Plan (which expired on September 30,

1997), the Corporation issued 763,000 and 19,000 shares of Existing Common Stock in 1997 and 1996, respectively, at a subscription price of $73.84 per share.

  1995 OUTSIDE DIRECTORS STOCK PLAN.  The Corporation initially reserved 200,000 restricted shares of Existing Common Stock for issuance under the 1995 Outside

 Directors Stock Plan (the "Directors Plan"), which provides for the issuance of shares of common stock to nonemployee directors of the Corporation on a restricted basis. Each nonemployee director was issued 392 restricted shares each of Georgia-Pacific Group stock and The Timber Company stock in 1998 and 482 shares of Existing Common Stock in 1997.



As a result of the Letter Stock Recapitalization, each share of restricted stock held in the Directors Plan was redesignated as Georgia-Pacific Group stock, and an equal number of shares of The Timber Company stock (subject to the same restrictions as the original restricted shares) were distributed. Each director's annual grant consists of a number of shares of Georgia-Pacific Group stock and of The Timber Company stock determined so that (i) a substantially equal number of shares of Georgia-Pacific Group stock and The Timber Company stock will be granted for each year and (ii) the total market value of the shares granted in each year (based on the mean of the high and low prices of each stock on the date of grant) is $40,000 (subject to immaterial rounding differentials). The restrictions on the shares lapse at the time of death,

  retirement from the Board or disability.



  Effective May 6, 1997, accrual of additional retirement benefits under the

  Directors Retirement Program ceased, and the accrued benefits of each of the current nonemployee directors (the present value of which totaled $1,303,889 as of May 6, 1997) were converted into a grant of an equivalent number of shares of restricted stock under the Directors Plan. The total number of shares issued related to this conversion was 15,702.

  EMPLOYEE STOCK OPTION PLANS.  The 1995 Shareholder Value Incentive Plan (the

"SVIP") provides for the granting of stock options having a term of either 5 1/2 or 10 years to officers and key employees. Under the amended and restated SVIP,

no further grants may be made under that plan. Options having a term of 10 years become exercisable in 9 1/2 years unless certain performance targets tied to the

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



  The 1994 Employee Stock Option Plan (the "1994 Option Plan") provided for the granting of stock options to certain nonofficer key employees.



Following the Letter Stock Recapitalization, each outstanding stock option under the SVIP and the 1994 Option Plan was converted into separately exercisable options to acquire a number of shares of Georgia-Pacific Group stock and The

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

  Company stock prices. This was intended to ensure that the aggregate intrinsic value of the options was preserved and the ratio of the exercise price per option to the market value per share was not reduced. In addition, the vesting

provisions and option periods of the original grants remained the same following such conversion.



  Additional information relating to the Corporation's existing employee stock option plans is as follows:



                                        Year ended December 31

                                    1998                   1998

  -------------------------------------------------------

                            Georgia-Pacific Group   The Timber Company

  -------------------------------------------------------

                                        Weighted              Weighted

                                         average               average

                                        exercise              exercise

                               Shares      price      Shares     price

  -------------------------------------------------------


  Options outstanding

   at January 1             4,903,100    $  53.32  5,913,700   $ 22.21

  Options granted           1,500,050       56.46          -         -

  Options exercised/

   surrendered              (318,600)       54.43  (180,400)     21.52



  Options cancelled         (524,200)       53.39  (533,962)     21.60

  -------------------------------------------------------

  Options outstanding

   at December 31           5,560,350    $  54.09  5,199,338   $ 22.30

  Options available

   for grant at

   December 31              2,999,950              1,289,400

  -------------------------------------------------------

  Total reserved shares     8,560,300              6,488,738

  =======================================================

  Options exercisable

   at December 31             852,550    $  57.27  1,120,325   $ 23.64

  Average remaining life of

    options outstanding     8.2 years              7.7 years

  Option prices per share:

     Granted                  $ 56-61               $      -

     Exercised/surrendered    $ 42-57               $  17-23

     Cancelled                $ 42-57               $  17-25

     Outstanding              $ 52-61               $  21-25

  =======================================================








                                       Year ended December 31

                                     1997                   1997

  -------------------------------------------------------

                            Georgia-Pacific Group   The Timber Company

  -------------------------------------------------------

                                         Weighted             Weighted

                                          average              average

                                         exercise             exercise

                               Shares       price     Shares     price

  -------------------------------------------------------


  Options outstanding

   at December 17             4,903,400  $  53.32   4,903,400  $  21.61

  Options granted                   -        -      1,010,600     25.13

  Options exercised/

   surrendered                  (300)       41.99      (300)      17.01

  Options cancelled                 -        -             -         -

  -------------------------------------------------------

  Options outstanding

   at December 31             4,903,100  $  53.32   5,913,700  $  22.21

  Options available

   for grant at

   December 31                4,500,000             1,289,400

  -------------------------------------------------------

  Total reserved shares       9,403,100             7,203,100

  =======================================================

  Options exercisable

   at December 31             334,300    $  52.33    334,300   $  21.20

  Average remaining life of

    options outstanding       5.6 years             5.6 years

  Option prices per share (December 17

    through December 31):

     Granted                  $     -               $     25

     Exercised/surrendered    $    42               $     17

     Outstanding              $ 42-57               $  17-25

  =======================================================








                                   Period ended             Year ended

                                   December 16,           December 31,

                                          1997*                   1996

  -------------------------------------------------------

  Georgia-Pacific Corporation

  -------------------------------------------------------

                                         Weighted             Weighted

                                          average              average

                                         exercise             exercise

                               Shares       price     Shares     price

  -------------------------------------------------------


  Options outstanding

   at January 1               4,158,500  $  74.53   2,217,000  $ 75.61

  Options granted             1,746,000     74.25   2,150,500    72.63

  Options exercised/

   surrendered                (514,950)     69.94    (117,400)   57.15

  Options cancelled           (486,150)     75.05     (91,600)   75.45

  -------------------------------------------------------

  Options outstanding

   at period end              4,903,400  $  74.93   4,158,500  $ 74.53

  Options available

   for grant at

   period end                 3,531,200             4,811,000

  -------------------------------------------------------

  Total reserved shares       8,434,600             8,969,500

  =======================================================

  Options exercisable

   at period end              334,600    $  73.53   869,0000   $ 71.41

  =======================================================

  Option prices per share:

   Granted                    $    74               $  73-77

   Exercised/surrendered      $ 59-75               $  39-75

   Cancelled                  $ 59-81               $  39-81

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



  The Rights will expire on December 31, 2007, unless earlier redeemed by the

  Corporation or extended. The Rights would be exercisable only if a person or group acquires 15 percent or more of the total voting rights of all then outstanding shares of common stock of the Corporation, or commences a tender offer that would result in such person or group beneficially owning 15 percent or more of the total voting rights of all then outstanding shares of common stock of the Corporation. In such event, each Right would entitle the holder to purchase from the Corporation (i) in the case of a Georgia-Pacific Group Right,

  one one-hundredth of a share of Series B Junior Preferred Stock (a "Series B

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

Series B Unit Purchase Price and the Series C Unit Purchase Price, respectively,

  a number of shares of common stock of such entity or purchaser with a market value equal to twice the applicable purchase price. Because of the nature of the dividend, liquidation and voting rights of each class of Junior Preferred Stock

related to the Rights, the economic value of one Series B Unit and one Series C

Unit should approximate the economic value of one share of Georgia-Pacific Group stock and one share of The Timber Company stock, respectively.

  CAPITAL STOCK.  During 1998, the Corporation purchased on the open market 5.7 million shares of The Timber Company stock at an aggregate price of $121 million, all of which were held as treasury stock at December 31, 1998. The average price paid for the repurchased shares was $21.25 per share. No share repurchases of The Timber Company stock were made in 1997.



  Subsequent to year-end 1998 through February 5, 1999, The Timber Company purchased 716,900 shares of The Timber Company stock at an aggregate price of

  $16 million on the open market. The average price paid for the repurchased shares was $22.71 per share.



The resolution of the Board authorizing such repurchases allows purchases of The

  Timber Company stock so long as The Timber Company's debt remains below $1.0 billion and the Corporation's debt remains below $5.75 billion.

  OTHER.  The Timber Company has elected to continue to account for its stock-

based compensation plans under APB Opinion No. 25 and disclose pro forma effects of the plans on net income and earnings per share as provided by SFAS No. 123.

Accordingly, no compensation cost has been recognized for the SVIP, the Georgia-

  Pacific Group Plan, The Timber Company Plan or the 1997 Purchase Plan. Had

compensation cost for these plans been determined based on the fair value at the grant dates in 1998, 1997 or 1996 under the plan consistent with the method of

SFAS No. 123, the pro forma net income and earnings per share would have been as follows:





                                    Year ended December 31,

  (In millions, except per

    share amounts)          1998             1997            1996

  --------------------------------------------------

                               Income    Net   Income           Income

                       Net      per     income (loss)per   Net    per

                     income   share*   (loss)  share*    income  share*

  --------------------------------------------------


  Georgia-Pacific Corporation

  As reported        $  274           $   69            $  156  $  1.72

  Pro forma          $  252           $   62            $  144  $  1.59

  Georgia-Pacific Group

  As reported        $   98   $ 1.09  $(146)   $(1.60)  $   29

  Pro forma          $   77   $ 0.86  $(153)   $(1.68)  $   17

  The Timber Company

  As reported        $  176   $ 1.95  $  215   $ 2.35   $  127

  Pro forma          $  175   $ 1.94  $  215   $ 2.35   $  127

  --------------------------------------------------


* Represents basic earnings per share. Pro forma diluted income (loss) per share was $0.85 and $1.93 in 1998 and $(1.68) and $2.33 in 1997 for the Georgia-

  Pacific Group and The Timber Company, respectively, and $1.58 in 1996 for the

  Corporation.



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



  Following are the weighted average assumptions used in connection with the

Black-Scholes option pricing model to estimate the fair value of options granted in 1998, 1997 and 1996:





                                 Year ended December 31,

                                 1998   1997    1997    1996

                              Options  Options  ESPP*   Options


  -------------------------------------------------------------

  Georgia-Pacific Corporation

  Risk-free interest rate                               5.7%

  Expected dividend yield                               2.0%

  Expected life                                     10 years

  Expected volatility                                   0.30

  Option forfeiture rate                                  3%

  -------------------------------------------------------------

  Georgia-Pacific Group

  Risk-free interest rate        5.8%   6.6%    5.8%    5.7%

  Expected dividend yield        1.8%   2.7%    2.3%    2.0%

  Expected life              10 years  10 years 2 years  10 years

  Expected volatility            0.39   0.30    0.37    0.30

  Option forfeiture rate           3%     3%     28%      3%

  -------------------------------------------------------------

  The Timber Company

  Risk-free interest rate        5.9%   6.4%    5.8%    5.7%

  Expected dividend yield        3.9%   3.2%    2.3%    2.0%

  Expected life             10 years  10 years  2 years  10 years

  Expected volatility            0.37   0.27    0.29    0.30

  Option forfeiture rate           3%     3%     28%      3%

  -------------------------------------------------------------


  *1997 Purchase Plan.

  The weighted average grant date fair value per share, including modifications,

  of Georgia-Pacific Group options and The Timber Company options granted during the year using the Black-Scholes option pricing model was $26.88 and $8.55,

  $23.74 and $7.54, and $18.98 and $6.42 for 1998, 1997 and 1996, respectively.

 The weighted average grant date fair value per share of shares subscribed under the 1997 Purchase Plan was $17.69 and $6.52 for the Georgia-Pacific Group and

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



  NOTE 9.  OTHER COMPREHENSIVE INCOME

  In June 1997, the FASB issued SFAS No. 130, which establishes standards for reporting and display of comprehensive income and its components. The Timber

  Company adopted SFAS No. 130 in the 1998 first quarter. For the years ended

  December 31, 1998, 1997 and 1996, The Timber Company's total comprehensive income was $176 million, $215 million and $127 million, respectively. Other comprehensive income was insignificant for The Timber Company during 1998, 1997 and 1996.

  NOTE 10.   COMMITMENTS AND CONTINGENCIES

  The Corporation is a party to various legal proceedings incidental to the businesses of the Georgia-Pacific Group and The Timber Company and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Corporation faces exposure from actual or potential claims and legal proceedings involving environmental matters. Liability insurance in effect during the last several years provides very limited coverage for environmental matters. The management of The Timber Company believes that the Corporation has established adequate reserves for probable losses with respect to such environmental matters and legal proceedings. However, holders of

The Timber Company stock are shareholders of the Corporation and are subject to all of the risks associated with an investment in the Corporation, including the environmental matters and legal proceedings involving the Georgia-Pacific Group discussed below.



  COMMITMENTS AND CONTINGENCIES WITH RESPECT TO THE TIMBER COMPANY.  The Timber

  Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the ultimate outcome of these matters and legal proceedings cannot be determined with certainty, based on presently available information, management of the Corporation believes that the final outcome of such matters and legal proceedings could be material to the operating results of The Timber Company in any given quarter, but will not have a material adverse effect on the long-term results of operations, liquidity or financial position of The Timber Company.

  COMMITMENTS AND CONTINGENCIES WITH RESPECT TO GEORGIA-PACIFIC GROUP.  The

  following sets forth legal proceedings to which the Corporation is a party and claims related to the operations of the Georgia-Pacific Group.



  The Corporation is involved in environmental remediation activities at approximately 144 sites, both owned by the Corporation and owned by others,

where it has been notified that it is or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act

  or similar state "superfund" laws. Of the known sites in which it is involved,

the Corporation estimates that approximately 44 percent are being investigated,

  approximately 28 percent are being remediated and approximately 28 percent are being monitored (an activity that occurs after either site investigation or remediation has been completed). The ultimate costs to the Corporation for the investigation, remediation and monitoring of many of these sites cannot be predicted with certainty, due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups, the evolving nature of cleanup technologies and government regulations, and the inability to determine

  the Corporation's share of multiparty cleanups or the extent to which contribution will be available from other parties. The Corporation has established reserves for environmental remediation costs for these sites in amounts that it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the cleanup of hazardous substances, the Corporation believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $60 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Corporation among the range of reasonably possible outcomes were used. In estimating both its current reserve for environmental remediation and the possible range of additional costs, the

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



  The Corporation and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by the Corporation. In many cases, the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that any injuries they have incurred in fact resulted from exposure to the Corporation's products.



  The Corporation generally settles asbestos cases for amounts it considers reasonable given the facts and circumstances of each case. The amounts it has paid to date to defend and settle these cases have been substantially covered by product liability insurance. The Corporation is currently defending claims of approximately 71,000 such plaintiffs and anticipates that additional suits will be filed against it over the next several years. The Corporation has insurance available in amounts that it believes are adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Corporation has further insurance coverage available for the disposition of suits that may be filed against it in the future, but there can be no assurance that the amounts of such insurance will be adequate to cover all future claims. The Corporation has established reserves for liabilities and legal defense costs it believes are probable and reasonably estimable with respect to pending suits and claims, and has also established a receivable for expected insurance recoveries.



  On May 6, 1998, suit was filed in state court in Columbus, Ohio, against the

  Corporation and Georgia-Pacific Resins, Inc., a wholly owned subsidiary of the

  Corporation. The lawsuit was filed by eight plaintiffs who seek to represent a class of individuals who at any time from 1985 to the present lived, worked,

  resided, owned, frequented or otherwise occupied property located within a three-mile radius of the Corporation's resins manufacturing operation in

Columbus, Ohio. The lawsuit alleges that the individual plaintiffs and putative class members have suffered personal injuries and/or property damage because of

  (i) alleged "continuing and long-term releases and threats of releases of noxious fumes, odors and harmful chemicals, including hazardous substances" from the Corporation's operations and/or (ii) a September 10, 1997 explosion at the

 Columbus facility and alleged release of hazardous material resulting from that explosion. Prior to the lawsuit, the Corporation had received a number of explosion-related claims from nearby residents and businesses. These claims were for property damage, personal injury and business interruption and were being reviewed and adjusted on a case-by-case basis. The Corporation has denied the material allegations of the lawsuit. While it is premature to evaluate the claims asserted in the lawsuit, the Corporation believes it has meritorious defenses.



  In May 1997, the Corporation and nine other companies were named as defendants in a suit brought by the Attorney General of the State of Florida alleging that they engaged in a conspiracy to fix the prices of sanitary commercial paper products, such as towels and napkins, in violation of federal and state laws.

Approximately 45 similar suits have been filed by private plaintiffs in federal courts in California, Florida, Georgia and Wisconsin, and in the state courts of

California, Wisconsin, Minnesota and Tennessee. On October 15, 1997, the Federal

Judicial Panel on Multi-District Litigation consolidated all federal court cases in the federal district court in Gainesville, Florida. On July 24, 1998, the court certified the suit as a class action consisting of nongovernmental direct purchasers of the defendants' products. Discovery in the federal and state cases is ongoing. The Corporation has denied that it has engaged in any of the illegal conduct alleged in these cases and intends to defend itself vigorously.



The Corporation's facility in Port Hudson, Louisiana, has notified the State of

  Louisiana of the emitting of noncondensable gases in violation of its air permit. The State has assessed a penalty against the Corporation of $425,000,

  which the Corporation has paid.



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

  NOTE 11.   RELATED-PARTY TRANSACTIONS

For all periods in which the separate accompanying combined statements of income of the groups are presented, timber has been transferred from the Corporation's

  timberlands at prices intended to reflect fair market prices based on prices paid by independent purchasers and sellers for similar kinds of timber.



During 1998, The Timber Company sold timber deeds to the Georgia-Pacific Group.

  The Timber Company recognizes revenues and earnings from these related-party timber deeds as the timber is cut by the Georgia-Pacific Group. Had The Timber

Company recognized revenues and earnings on these related-party timber deeds at the time of the agreement (which is the applicable accounting policy for timber deeds sold to third parties), pro forma net sales, depreciation and cost of timber harvested, income before income taxes and extraordinary items, net income, and basic and diluted earnings per share would have been as follows:



  Georgia-Pacific Corporation-The Timber Company



                              Year ended December 31, 1998

                                 -----------------------

  (In millions, except

    per share amounts)         As reported Pro forma

  ---------------------------------------------------------


  Net sales                          $ 534    $  541

  Depreciation and cost of

    timber harvested                    44        45

  Income before income taxes

    and extraordinary items            293       299

  Net income                           176       180

  Basic earnings per share            1.95      1.99

  Diluted earnings per share          1.94      1.98

  =========================================================


* Reported on a pro forma basis as if The Timber Company had recognized revenues and earnings on timber deeds sold to the Georgia-Pacific Group at the time of the contract, which is the applicable accounting treatment utilized in the case of timber deeds sold to third parties.



  As of December 31, 1998, The Timber Company had approximately $12 million in unrecognized earnings related to the uncut portion of timber on timber contracts sold to the Georgia-Pacific Group.  This amount is included on "Other liabilities" on the accompanying balance sheets.



  During the second quarter of 1998, the Georgia-Pacific Group and The Timber

 Company revised the operating policy, which they had entered into in 1997, with respect to sales of timber by The Timber Company to the Georgia-Pacific Group.

These revisions arose from sharp changes in the prices of timber from the first quarter to the second quarter of 1998, a significant decrease in the volume of timber purchased by the Georgia-Pacific Group in the second quarter, and other issues in the policy. At the time these revisions were negotiated, The Timber

  Company sold a timber deed to the Georgia-Pacific Group in the amount of approximately $23 million, and the Georgia-Pacific Group made a one-time $3 million payment to The Timber Company for 1998 second quarter adjustments due under the revised policy. The Timber Company recognized revenues and earnings from this timber deed, and other contracts to sell timber to the Georgia-Pacific

  Group, as the timber was cut.



Under the revised policy, beginning July 1, 1998, the prices for Southern timber sold by The Timber Company are adjusted monthly, rather than quarterly, and represent the average of prices paid by the Georgia-Pacific Group for timber purchased from third parties in a particular forest over the most recent three-

month period. In most of The Timber Company's Southern forests, it must offer 80 percent of its projected annual harvest from those forests to the Georgia-

  Pacific Group, and the Georgia-Pacific Group must purchase not less than 60 percent nor more than 80 percent of that projected annual harvest. In addition,

  premiums charged by The Timber Company for the right to harvest a significant percentage of wood from its Southern forests have been reduced.



  In two key Southern forests, the price paid by the Georgia-Pacific Group for timber purchased from The Timber Company will be based on the average prices paid over the most recent three months by the Georgia-Pacific Group for timber purchased from third parties, and prices received by The Timber Company for timber sold to third parties, in each forest. In those same forests, the

  Georgia-Pacific Group has agreed to purchase, each quarter, 20 percent of the annual volume of timber it has committed to purchase from The Timber Company during that year. The revised policy reduces the volume of timber that the

Georgia-Pacific Group can purchase in these same two forests from 80 percent to

  70 percent of The Timber Company's annual harvest in those forests, and also reduces the Georgia-Pacific Group's minimum annual purchase obligation in those forests from 60 percent to 50 percent of the annual harvest in 1999 and 2000.



These changes are intended to cause prices paid by the Georgia-Pacific Group for timber sold by The Timber Company to more quickly reflect market prices in particular forests, to allow the Georgia-Pacific Group more flexibility in purchasing wood from third parties, and to allow The Timber Company greater flexibility in the timing of sales of its annual harvest on the open market. The revised policy also contains additional provisions that resolve issues related to certain operating practices of The Timber Company and the Georgia-Pacific

  Group. This policy will remain in effect through 2000.



  The Georgia-Pacific Group has given The Timber Company notice, pursuant to the policy, of its desire to renegotiate the terms of the policy for periods after

  2000. If negotiations for a revised policy are unsuccessful, the policy will terminate at the end of 2000. As a result, both the Georgia-Pacific Group and

The Timber Company have a two-year period to find other sellers and purchasers,

  respectively, of timber.

  The Corporation is a 50 percent partner in a joint venture ("GA-MET") with

  Metropolitan Life Insurance Company ("Metropolitan"). GA-MET owns and operates the Corporation's main office building in Atlanta, Georgia. The Corporation accounts for its investment in GA-MET under the equity method, which is included on the Georgia-Pacific Group's financial statements.



  At December 31, 1998, GA-MET had an outstanding mortgage loan payable to

  Metropolitan in the amount of $147 million. The note bears interest at 9 1/2%,

requires monthly payments of principal and interest through 2011, and is secured by the land and building owned by the joint venture. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Georgia-Pacific Group or The Timber Company with respect to this guarantee is considered remote.

  NOTE 12.  UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

  Georgia-Pacific Corporation-The Timber Company





                                   First QuarterSecond Quarter

                                  ----------------------------

  (In millions, except

   per share amounts)             1998    1997    1998    1997

  ------------------------------------------------------------


  Net sales                    $   145  $  137  $  119  $  131

  Gross profit (net sales

   minus cost of sales)            126     103      96     103

  Income before

   extraordinary items              52     103      38      37

  Net income                        50     103      38      37

  Dividends declared per

   share                          0.25            0.25

  Basic per share

  Income before

   extraordinary items            0.56            0.41

  Net income                      0.54            0.41

  Diluted per share

  Income before

   extraordinary items            0.56            0.41

  Net income                      0.54            0.41

  ------------------------------------------------------------

  Price range of common stock*

   High                        $ 27.25          $27.00

   Low                           21.25           19.69

  ------------------------------------------------------------




                                  Third Quarter Fourth Quarter

  ------------------------------------------------------------

  (In millions, except

   per share amounts)             1998    1997    1998    1997

  ------------------------------------------------------------



  Net sales                    $   143  $  152  $  127  $  131

  Gross profit (net sales

   minus cost of sales)            103     112     119      96

  Income before

   extraordinary items              41      45      47      30

  Net income                        41      45      47      30

  Dividends declared per

   share                          0.25            0.25

  Basic per share

  Income before

   extraordinary items            0.46            0.54    0.33

  Net income                      0.46            0.54    0.33

  Diluted per share

  Income before

   extraordinary items            0.46            0.54    0.32

  Net income                      0.46            0.54    0.32

  ------------------------------------------------------------

  Price range of common stock*

   High                        $ 23.19          $24.56  $25.88

   Low                           18.00           17.38   22.50

  ------------------------------------------------------------


  *1997 amounts are for the period from December 17, 1997 through December 31,

  1997.



The first quarter of 1998 included an after-tax extraordinary loss of $2 million

  ($0.02 per share) on early extinguishment of debt.



  In the first quarter of 1997, the Corporation recorded a pretax gain of $128 million ($80 million after taxes) from the sale of its Martell, California,

  operations. Of this amount, a pretax gain of $114 million ($71 million after taxes, or $0.78 per share) was recorded by The Timber Company for the sale of timberlands. The remaining gain on the sale of a sawmill and particleboard plant was recorded by the Georgia-Pacific Group.



On December 16, 1997, the Corporation recapitalized its former common stock into

  Georgia-Pacific Group common stock and The Timber Company common stock.

  Therefore, The Timber Company did not have any common shares issued or outstanding for periods prior to December 17, 1997.



  SELECTED FINANCIAL DATA - OPERATIONS

  Georgia-Pacific Corporation--The Timber Company

  EARNINGS TO FIXED CHARGES

  Income before income taxes and extraordinary items plus total interest cost

  (interest expense plus capitalized interest) and one-third of rent expense,

  divided by total interest cost plus one-third of rent expense.

  CASH FLOW TO INTEREST

Cash provided by operations plus interest expense divided by total interest cost

  (interest expense plus capitalized interest).

  EFFECTIVE INCOME TAX RATE

  Provision for income taxes divided by income before income taxes and extraordinary items.

  SELECTED FINANCIAL DATA - OPERATIONS

  Georgia-Pacific Corporation--The Timber Company





                                    Year ended December 31

                             -------------------------------------

  (Dollar amounts, except

   per share, and shares

   are in millions)              1998     1997     1996     1995

  ----------------------------------------------------------------


  Operations

  Net sales                   $  534   $   551  $   547   $  493

  ----------------------------------------------------------------

  Costs and expenses

   Cost of sales                  90       137      132      122

   Selling, general and

     administrative               36        43       45       45

   Depreciation and cost

     of timber harvested          44        48       57       55

   Interest                       71        84      105      111

   Other income                    -     (114)        -        -

  ----------------------------------------------------------------

  Total costs and expenses       241       198      339      333

  ----------------------------------------------------------------

  Income before income taxes and

    extraordinary items          293       353      208      160

  Provision for income

   taxes                         115       138       81       63

  ----------------------------------------------------------------

  Income before

   extraordinary items           178       215      127       97

  Extraordinary items,

   net of taxes                  (2)         -        -        -

  ----------------------------------------------------------------

  Net income                  $  176   $   215  $   127   $   97

  ================================================================

  Cash provided by operations $  201   $   212  $   164   $  132

  ================================================================

  Other statistical data

  Basic per share

  Income before

   extraordinary items        $ 1.97   $  2.35

  Extraordinary items,

   net of taxes               (0.02)         -

  ----------------------------------------------------------------

  Net income                  $ 1.95   $  2.35

  ----------------------------------------------------------------

  Diluted per share

  Income before

   extraordinary items        $ 1.96   $  2.33

  Extraordinary items,

   net of taxes               (0.02)         -

  ----------------------------------------------------------------

  Net income                  $ 1.94   $  2.33

  ================================================================

  Average number of shares

    outstanding, basic          90.3      91.4

  Average number of shares

   outstanding, diluted         90.8      92.1

  Earnings to fixed charges      5.1       5.2      3.0      2.4

  Cash flow to interest          3.8       3.5      2.6      2.2

  Effective income tax rate    39.2%     39.1%    38.9%    39.4%

  ================================================================








                         Year ended December 31

                  -------------------------------------

  (Dollar amounts, except per share,

   and shares are in millions)        1994

  ----------------------------------------------------------------


  Operations

  Net sales                   $  425

  ----------------------------------------------------------------

  Costs and expenses

   Cost of sales                 119

   Selling, general and

     administrative               47

   Depreciation and cost

     of timber harvested          45

   Interest                      114

   Other income                    -

  ----------------------------------------------------------------

  Total costs and expenses       325

  ----------------------------------------------------------------

  Income before income taxes

    and extraordinary items      100

  Provision for income taxes      39

  ----------------------------------------------------------------

  Income before

   extraordinary items            61

  Extraordinary items,

   net of taxes                    -

  ----------------------------------------------------------------

  Net income                  $   61

  ================================================================

  Cash provided by operations $   76

  ================================================================

  Other statistical data

  Basic per share

  Income before extraordinary items

  Extraordinary items, net of taxes

  ----------------------------------------------------------------

  Net income

  ----------------------------------------------------------------

  Diluted per share

  Income before extraordinary items

  Extraordinary items, net of taxes

  ----------------------------------------------------------------

  Net income

  ================================================================

  Average number of shares

   outstanding, basic

  Average number of shares

   outstanding, diluted

  Earnings to fixed charges      1.9

  Cash flow to interest          1.7

  Effective income tax rate    39.0%

  ================================================================


  SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR

  Georgia-Pacific Corporation--The Timber Company



  BOOK VALUE PER COMMON SHARE

Shareholders' equity divided by shares of common stock outstanding as of the end of the year.



  TOTAL DEBT TO CAPITAL, BOOK BASIS

  Total debt divided by the sum of total debt, deferred income taxes, net, other long-term liabilities and shareholders' equity as of the end of the year.  Total debt includes bank overdrafts, commercial paper and short-term notes, current portion of long-term debt, long-term debt and accounts receivable sold.



  TOTAL DEBT TO CAPITAL, MARKET BASIS

  Total debt divided by the sum of total debt and the market value of shareholders' equity as of the end of the year.  Total debt includes bank overdrafts, commercial paper and short-term notes, current portion of long-term debt, long-term debt and accounts receivable sold.  The market value of shareholders' equity is the market price of common stock multiplied by the number of common stock shares outstanding.

  SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR

  Georgia-Pacific Corporation-The Timber Company





                                       Year ended December 31

                                 -----------------------------------

  (Dollar amounts, except per share,

   and shares are in millions)       1998     1997    1996     1995

  -----------------------------------------------------------------


  Financial position, end of year

  Timber and timberlands          $ 1,140  $ 1,122  $1,279   $1,293

  Property, plant and

     equipment, net                    24       20      25       27

  Investment in real estate held

    for development and sale            -       14      13       16

  Other assets                         10       15       9       12

  -----------------------------------------------------------------

  Total assets                    $ 1,174  $ 1,171  $1,326   $1,348

  -----------------------------------------------------------------

  Debt                            $   983  $   971  $1,316   $1,365

  Other liabilities                    32        9       8       10

  Deferred income tax liabilities     244      240     174      180

  -----------------------------------------------------------------

  Total liabilities               $ 1,259  $ 1,220  $1,498   $1,555

  -----------------------------------------------------------------

  Shareholders' equity            $  (85)  $  (49)  $(172)   $(207)

  -----------------------------------------------------------------



  Other statistical data

  Property, plant and equipment

   investments                    $     6  $     2  $    4   $    6

  Timber & timberland investments      64       51      48       62

  Per share*

   Market price:

                 High             $ 27.25  $ 25.88

                 Low              $ 17.38  $ 22.50

                 Year-end         $ 23.81  $ 22.69

   Book value                     $(0.98)  $(0.53)

  Shares of stock outstanding

   at year end                       87.1     92.6

  Dividends declared per share    $  1.00

  Total debt to capital,

   book basis                       85.6%    83.4%   99.6%   100.0%+

  Total debt to capital,

   market basis                     32.2%    31.6%

  =================================================================










                             Year ended December 31

                       -----------------------------------

  (Dollar amounts, except per share,

   and shares are in millions)       1994

  -----------------------------------------------------------------


  Financial position, end of year

  Timber and timberlands          $ 1,292

  Property, plant and

   equipment, net                      24

  Investment in real estate held

    for development and sale           18

  Other assets                         10

  -----------------------------------------------------------------

  Total assets                    $ 1,344

  -----------------------------------------------------------------

  Debt                            $ 1,373

  Other liabilities                    10

  Deferred income tax liabilities     178

  -----------------------------------------------------------------

  Total liabilities               $ 1,561

  -----------------------------------------------------------------

  Shareholders' equity            $ (217)

  -----------------------------------------------------------------



  Other statistical data

  Property, plant and equipment

   investments                    $     7

  Timber & timberland investments      37

  Per share*

   Market price:

                 High

                 Low

                 Year-end

   Book value

  Shares of stock outstanding

   at year end

  Dividends declared per share

  Total debt to capital,

   book basis                     100.0%+

  Total debt to capital,

   market basis

  =================================================================




  * 1997 amounts are for the period from December 17, 1997 through December 31,

  1997.

  INVESTOR INFORMATION

  Georgia-Pacific Corporation and Subsidiaries



  CORPORATE HEADQUARTERS

  The Timber Company

  Post Office Box 105210

  Atlanta, Georgia 30303

  (404) 586-0275



  STOCK EXCHANGES AND SYMBOLS

  The Timber Company common stock are listed on the New York Stock Exchange

  ("NYSE").



  The NYSE symbol for The Timber Company common stock is "TGP."



  The Timber Company options are traded on the Philadelphia Stock Exchange.



  TRANSFER AGENT AND REGISTRAR

  First Chicago Trust Company of New York

  Post Office Box 2500

  Jersey City, New Jersey 07303-2500

  (800) 519-3111



  ENVIRONMENTAL AND SAFETY REPORT

Requests for Georgia-Pacific Corporation's 1998 Environmental and Safety Report

should be addressed to:  Corporate Communications, Georgia-Pacific Corporation,

  Post Office Box 105605, Atlanta, Georgia 30348.  The report can also be viewed on-line at www.gp.com.



  SHAREHOLDER INFORMATION

  For shareholder information, contact the Transfer Agent and Registrar, First

  Chicago Trust Company of New York, at Post Office Box 2500, Jersey City, New

  Jersey 07303-2500, or telephone (800) 519-3111.



Registered Timber Company shareholders are eligible to participate in the Timber

Group Dividend Reinvestment Plan. For information on the Plan, contact the Plan agent, First Chicago Trust Company, a Division of EquiServe, Dividend

Reinvestment Plan, Post Office Box 2598, Jersey City, New Jersey 07303-2598, or

  by telephone at (800) 414-6280.  Internet address: www. fctc.com.



  Number of The Timber Company shareholders of record at December 31, 1998:

  36,114.

  FINANCIAL INFORMATION

  A copy of the Georgia-Pacific Corporation 1998 Annual Report to the Securities

  and Exchange Commission on Form 10-K  and the Georgia-Pacific Corporation 1998

  Consolidated Financial Statements will be supplied without charge. Annual statistical updates are also available. For current quarterly financial updates telephone (800) 340-2384. Copies of corporate news releases are available through fax-on-demand by telephoning (800) 758-5804, extension 357498.



  All other requests for financial information should be directed to: Investor

Relations, Georgia-Pacific Corporation, P.O. Box 105605, Atlanta, Georgia 30348,

or telephone (404) 652-5555.  Information concerning the Corporation can also be found on the Internet at http://www.gp.com.