Form 10-K, Exhibit 13
period 2000-01-01
GEORGIA PACIFIC CORP
filed 2000-03-31
CIK 41077

EXHIBIT 13.1

HIGHLIGHTS

GEORGIA-PACIFIC CORPORATION -GEORGIA-PACIFIC GROUP


                                                                                             Year ended
                                                                                January 1,              December 31,
                                                                                     2000                       1998
(In millions, except shares, and per share amounts)              ----------------------------------------------------
Net sales                                                                  $       17,796               $     13,229
Income before extraordinary items                                                     716                        111
Basic income per share before extraordinary items                                    4.17                       0.62
Cash provided by operations                                                         1,439                      1,686
Property, plant and equipment investments                                             721                        632
Cash dividends paid                                                                    86                         90
Total assets at year end                                                           15,380                     11,538
Total debt at year end                                                             6,054*                      4,568
Total debt to capital at year end, book basis                                       44.9%                      44.5%
Total debt to capital at year end, market basis                                     40.9%                      47.4%
-------------------------------------------------------------------------------------------------------------------------
Cash dividends paid per share of common stock                             $          0.50                $      0.50
Market price per share of common stock at year end                        $         50.75                $     29.28
Shares of common stock outstanding at year end                                      172.2                      173.0
----------------------------------------------------------------------------------------------------------------------------

* Debt excludes senior deferrable notes of $863 million.

GEORGIA-PACIFIC CORPORATION - GEORGIA-PACIFIC GROUP
LETTER TO SHAREHOLDERS

For Georgia-Pacific, 1999 was less the end of a century than it was a beginning. While most of the world was celebrating the end of the 20th century, your company was looking forward to years of much-improved business conditions. Indeed, 1999 proved to be a good year in financial performance ($4.07 per share earnings), and a great year in share appreciation as our shares grew in value by 73 percent. More important, however, is our view that 1999 launched a period of improving prosperity. Why do we believe this, given the checkered history of the last 10 years?

     For one thing, the fundamentals of supply and demand in our commodity paper businesses are better than they have been for a long time. Pulp and paper supply will be increasingly tight for at least the next 24 months, and our building products business has become a much more stable generator of earnings and cash. The difficulties of the past decade have helped us develop our core beliefs about our industry and our company. These insights will allow us to generate more value going forward. We are convinced that we must:

- Minimize capital spending on new plant and equipment
- Drive our real dollar cost down every year
- Invest in value-adding acquisitions - with caution and discipline
- Generate excess cash in all markets
- Distribute excess cash to our shareholders
- Use compensation and accountability standards driven by EVA


We continue to believe that our industry generates more cash than it can profitably reinvest. To that end, we paid out $343 million in the form of dividends and share repurchases in 1999, following 1998's $526 million payout. In order to distribute discretionary cash consistently, we must keep a very tight rein on capital spending. Our maintenance expenditures and the growth capital in gypsum and tissue totaled $721 million in 1999. The regulation-driven environmental component of that spending totaled $147 million last year and is estimated to be $260 million in 2000. Total capital requirements for 2000 will be approximately equal to depreciation.

We completed two significant acquisitions in 1999. The purchase of Unisource provides substantial cost reduction synergies, some of which already are evident in our results; it also offers vertical integration in the paper merchant and supplies businesses. The Wisconsin Tissue venture also provides cost savings, margin improvement and a perfect geographic fit for Georgia-Pacific. Wisconsin Tissue's secondary fiber-based strategy fits well with our virgin fiber-based system. We are now a major player in both the away-from-home and the consumer tissue markets. Since 1993, when we implemented new tissue marketing and manufacturing strategies, our consumer brand case volume has grown at an 8 percent annual rate, well above the market growth rate of 2 to 3 percent. Our commercial business has grown case volume at 5 percent annually over the same period. Our growth and financial success in this business results from highly efficient, integrated mills and a no-frills marketing strategy that has captured a growing share of the value-brand shelf space. While we are building a new tissue machine at Port Hudson, La., to replace a dismantled pulp dryer, we have canceled a machine planned by Wisconsin Tissue with about the same anticipated capacity, resulting in no net change in projected capacity going forward.

We continue to refine our new approach to running our pulp and paper mills - running to demand and our Mill Improvement Process (MIP). These two concepts have become part of our culture without much fanfare - but they are truly revolutionary concepts for us, given our historic modus operandi of depending on our low cash cost to force others to take downtime when prices fell. Running to demand requires adhering to strict inventory targets which, when exceeded, triggers mill downtime or - another nuance to this strategy - machine "slowback." Slowing a paper machine defies the industry's conventional wisdom that the last ton of production is the most profitable. When analyzing marginal cost, we found just the opposite to be true. The marginal ton of linerboard produced, for example, usually required higher-cost wood fiber (due to longer hauls) and expensive purchased energy.

Traditionally, paper producers have lowered unit costs by building new machines or rebuilding old ones, both of which require heroic amounts of "other people's money." The MIP analyzes how to lower unit cost with little or no capital. Through 1999, we have identified cost reductions and quality improvements worth $320 million while adding 1,000 tons per day to our mill capacity. The MIP began in response to our implementation of EVA as our success measure in 1994. We needed to follow a formal process for mill improvement that would reduce costs and improve efficiency with minimal capital, thereby improving EVA. In 1999, we achieved $120 million in sustainable savings while identifying $154 million in new ideas. Our rate of improvement is accelerating as the MIP becomes embedded in the way we operate. A good example of this process in action is our Leaf River, Miss., pulp mill. Since 1995, production costs per ton have fallen 11 percent. During the same period, reinvestment was only 30 percent of depreciation - including 1998 when we spent no capital!

The improvement in our building products businesses is no less impressive. We have adopted the same two themes of cost reduction and inventory control. An added dimension of improvement is the return to growth and profitability of our building products distribution business. In 1999, sales grew $500 million to $4.9 billion and profits improved to $63 million, reestablishing Georgia-Pacific as the premier distributor in the industry. Combining that sales engine with our new position as the largest seller of Southern pine treated lumber has ensured captive outlets for many of our products.

A good example of our cost reduction in building products is the Grenada, Miss., oriented strand board plant. Costs in 1999 dropped 14 percent, after a drop almost as large in 1998. This reduction took capital, but the facility is now poised to profit from a low-capital strategy.

These cost reductions follow on the heels of our large cuts in overhead in 1997 to 1999. This focused effort eliminated approximately $300 million annually of sales, general and administrative expense.

Our gypsum business had unbelievably good markets in 1999, but the best news is that the business took advantage of the market opportunity when it was presented. Production was up over 1998 and costs were down. As market demand slowed late in the year, we reduced volume to meet this decline. We started up our new synthetic gypsum plant in Wheatfield, Ind., but have announced the closure of an old plant in Grand Rapids, Mich. This slowdown and closure shows again our commitment to inventory control.

Georgia-Pacific was once again the safest forest products company in the United States last year. Our OSHA incidence rate was 25 percent better than the company in second place. We are constantly asked why safety is so important at Georgia-Pacific. The answer is simple: Safety is the best indicator we know for operating management skills. As safety improves, cost improves along with productivity. We believe safety leadership is the best indicator of our productivity and cost leadership.

Why am I so optimistic as we head across the millennial dateline? In the decade ahead, I see improving supply/demand fundamentals in our pulp and paper businesses. I see improving performance from our building products business operations consistent with an increasingly productive, resilient and diversified economy. I see continued consolidation in our industry, which should reward efficient companies that use capital wisely. Finally, I see a new results-oriented performance ethic at Georgia-Pacific that will ensure that we outperform regardless of market conditions.

Our strategy remains consistent with our long-stated goal of generating free cash flow, even in poor market conditions. And we are doing things differently, as I have outlined above. For those of you who are already on board, we thank you for your support. If you are not yet on board, I invite you to take a long look at this document and then join us - because our train is leaving the station!


GEORGIA-PACIFIC CORPORATION - GEORGIA-PACIFIC GROUP
OPERATING AND FINANCIAL STRATEGY

THE ULTIMATE MEASURE OF OUR SUCCESS IS THE CREATION OF WEALTH FOR OUR INVESTORS. The Georgia-Pacific Group continues to believe that the key to creating long-term shareholder wealth is maximizing discretionary cash flow and reinvesting that cash flow in positive net present value opportunities. We define discretionary cash flow as cash from operations before investment in working capital and after payment of dividends. Absent attractive reinvestment opportunities, the Georgia-Pacific Group returns this excess cash to shareholders in the form of share repurchases. By managing our operations for maximum cash flow, minimizing our cost of capital through consistent capitalization policies and carefully deploying the cash from these sources, we expect to generate significant discretionary cash flow in all market conditions. Our goal: to build an enterprise capable of generating substantial discretionary cash flow even under the most strenuous market conditions.

MAXIMIZING CASH FROM OPERATIONS. The Georgia-Pacific Group operates in several cyclical commodity markets - markets that are complex and changing. To compete effectively, we must recognize the critical success factors in each business and understand the degree of influence we have over each of these factors. We use this influence to aggressively manage each business to maximize cash flow.

The Georgia-Pacific Group measures business unit performance and bases incentive compensation plans on the Economic Value Added (EVA) metric. In applying this measure, business units are rewarded for their ability to improve returns on the market value of capital employed. These plans encourage our employees and management to continuously reduce costs, seek process improvements, manage inventories and divest underperforming assets.

CONTINUOUS COST REDUCTION - A TICKET TO STAY IN THE GAME. In a commodity business, cost reduction in and of itself is not a winning strategy - it's an operating imperative! The Georgia-Pacific Group has created a culture that makes continuous cost reduction, without capital investment, a way of life. Our employee-driven Mill Improvement Process, for example, has generated more than $320 million in sustainable cost savings and over 1,000 tons per day in production improvement since the program began in 1994. In addition, our continuing focus on overhead reduction has saved $300 million annually over 1996 levels.

MANAGING PRODUCTION - APPLYING KNOWLEDGE, DEMONSTRATING LEADERSHIP. Recognizing inventory as an investment that must generate positive economic returns drives the active management of our physical inventories. Industry inventories are an important part of the near-term supply equation and critical indicators of the pricing environment for many of our products. Keeping an eye on our inventories and understanding end-market demand levels help us gain the insight needed to make production decisions to help balance supply and demand.

A NEW OPERATING MODEL - EFFICIENT OPERATIONS AT LESS THAN FULL CAPACITY. Our commitment to continuous cost reduction and inventory management has spawned a new operating paradigm, the mill slowback. This operating policy is aimed directly at balancing supply and demand, controlling our investment in inventory and managing costs. The mill slowback explicitly recognizes the marginal cost of production and marginal revenue at the facility level. The old operating adage of "more tons is better" often generated costly investment in inventory and was born of a reliance on average cost and average price. In the past, managers didn't realize that the last ton produced sometimes cost more than the price it could command in the market. The realization that a mill can recognize efficiencies in wood cost, fiber utilization, chemical cost and maintenance expense when operating below full capacity increases mill management flexibility to respond to market conditions.

FOCUSED FIBER PROCUREMENT - ACCESS TO TIMBER AT MARKET PRICE. In an effort to enhance shareholder value, in 1997 Georgia-Pacific Corporation separated the operations of its timberlands from the manufacturing and distribution businesses. We are convinced that this move has resulted in significant benefits for Georgia-Pacific Group operations. A focused fiber procurement organization aggressively manages and fills 100 percent of the fiber needs for the Georgia-Pacific Group - more than 80 percent of which is purchased from unrelated parties. Competing every day in the marketplace for this critical raw material helps us develop insight into the raw material marketplace and results in a competitive advantage for many of our mills. Eliminating the crutch of owned timberlands was a major departure from industry norms. We've proven that you don't have to own the standing timber to be competitive; you just need access to timber at market prices.

The results are just beginning to be felt. The Georgia-Pacific Group is now buying timber on the open market cheaper than it ever has relative to benchmark prices. We expect our shareholders to continue to reap benefits not only through reduced wood costs but through improved capital allocation.

DELIVERING ACQUISITION SYNERGIES. The Georgia-Pacific Group completed two sizable transactions in 1999: the acquisition of Unisource Worldwide and the formation of a joint venture with Chesapeake Corp. to own and operate its Wisconsin Tissue business and our commercial tissue operations. Both combinations provide substantial opportunities for hard synergy realizations.

In July 1999, the Georgia-Pacific Group completed the acquisition of Unisource Worldwide. In the first six months of operation under Georgia-Pacific ownership, Unisource generated $78 million in operating profits. We anticipate that more than $150 million in synergies and cost savings will be obtained within the first two years of operation.

In June 1999, Georgia-Pacific and Chesapeake agreed to combine their commercial tissue operations in a joint venture. The Georgia-Pacific Group owns 95 percent of the business and expects to realize approximately $50 million in synergies from the combination. As a result, the Georgia-Pacific Group (including its share of the joint venture) is the new number three producer in the North American tissue market, with a unique 50/50 split between consumer and commercial tissue products.

MINIMIZING THE COST OF CAPITAL - FINANCING AND CAPITAL STRUCTURE. We balance our mix of debt and equity to benefit our shareholders by keeping our weighted average cost of capital as low as possible, while retaining the flexibility needed to finance attractive opportunities. The size and nature of our assets and the cash-generating capability of our operations determine our capital structure policy. By understanding and managing the operating risks that we can influence, we maximize the cash flow from our operations. The Georgia-Pacific Group recognizes that we have widely varying degrees of influence across a broad range of risk factors. Significant risk factors that contribute to the volatility of our cash flows include economic cycles, changes in industry capacity and additional environmental regulations. At the same time, a number of factors reduce our risk and increase the Corporation's borrowing capacity. These include the number, size, diversity and liquidity of our capital assets.

THE BEDROCK CASH FLOW CASE. The methodology employed for determining our appropriate capital structure is based on management's goal to generate discretionary cash flow under the most challenging market conditions, while maintaining our investment-grade bond ratings. We regularly review our "bedrock cash flow case," a pro forma depiction of the Georgia-Pacific Group's cash flow under the worst historical pricing environment in recent years for each of our major businesses. In addition, we assume a high interest-rate environment for our floating rate debt. Management believes this pro forma case is highly unlikely and is therefore a conservative assumption given the diversity and stability of our major businesses.

DERIVATION OF OUR TARGET DEBT LEVEL AND STRUCTURE. The cash-generating capability of the Georgia-Pacific Group as depicted in the bedrock cash flow case is used to establish a debt level that allows for service of the debt, maintenance capital expenditures and uninterrupted dividend payments in cyclical troughs. More importantly, it allows for significant cash distributions to our shareholders even during periods of weak industry fundamentals.

The Corporation employs a high proportion of long-term, fixed-rate debt in its capital structure, consistent with the long-term nature of the Corporation's assets. This mitigates refinancing risk while insulating net cash flow from rising interest rates, which also affect demand for some of our businesses.

In June 1999, the Board of Directors approved the financing structure for the Unisource acquisition and the Wisconsin Tissue joint venture. The $1.9 billion financing plan maintained the Corporation's credit rating and allowed the Georgia-Pacific Group to continue its share repurchase program shortly after the completion of the transactions.

As part of the financing package, the Board approved a $1.05 billion increase in the Corporation's target debt level to $6.8 billion. All the increase was allocated to the Georgia-Pacific Group. We believe this is appropriate given the additional cash flows these acquisitions contribute.

The Board also approved the issue of 17,250,000 PEPS Units. Each PEPS Unit consists of a 7.15 percent senior deferrable note and a forward purchase contract paying 0.35 percent to buy Georgia-Pacific Group stock on August 16, 2002. Unlike mandatory convertible preferred stocks, the dividend on the PEPS Unit is considered interest expense. Therefore, it lowers the Georgia-Pacific Group's after-tax cost of financing. The tax-efficient nature of the dividend is attractive, while the mandatory convertible nature of the unit receives substantial equity credit from bond rating agencies. More importantly, this structure allowed the Georgia-Pacific Group to honor its commitment to continue share repurchases.

On January 1, 2000, the Georgia-Pacific Group's share of the Corporation's debt was $6.054 billion. On a market value basis, the debt-to-capital ratio for the Georgia-Pacific Group was 40.9 percent.

On January 1, 2000, the Corporation's total debt was $7.024 billion, above the target debt level of $6.8 billion. The weighted average pretax cost of debt was
7.2 percent. About 66 percent of our debt was long term, with an average maturity of approximately 13 years.

The Board continually reviews the Corporation's capital structure and could change the target debt level in the future. Any future major acquisition would likely be financed with equity or a combination of debt and equity.

COMMITMENT TO A SUSTAINABLE DIVIDEND. We believe a portion of our cash flows should be paid to shareholders as regular, sustainable quarterly dividends. In May 1999, the Board of Directors declared a two-for-one stock split and, as a result, the Georgia-Pacific Group currently pays a quarterly

$0.125 dividend. In the future, the dividend rate will depend on our cash flows, long-term capital requirements and overall capital structure.

INVESTMENT - STEWARDS OF OUR SHAREHOLDERS' CAPITAL. Cash from our ongoing operations and cash entrusted to us through the capital markets are the sources for financing the operation of our facilities and the growth of our businesses. Management of the Georgia-Pacific Group is keenly aware of the gap between shareholder expectations and the industry's stock performance during the 1990s. The attempt by the industry to increase equity values by reinvesting in expansion projects has been largely unsuccessful. We believe that cash generated in excess of positive net present value investment opportunities should be distributed to shareholders in the form of dividends and share repurchases.

CAPITAL EXPENDITURES FOR PP&E AT OR BELOW DEPRECIATION. The Georgia-Pacific Group attempts to minimize capital expenditures without compromising our ability to operate effectively. We expect our capital expenditures on property, plant and equipment to average at or below depreciation over time. With the addition of Unisource and Wisconsin Tissue to our business mix, we anticipate depreciation in 2000 to approximate $820 million. The Georgia-Pacific Group expects capital spending on environmental projects will be significant in the next few years as management meets spending obligations for the Cluster Rule and other environmental rules.

DISCIPLINED INVESTMENT IN COST SAVINGS AND GROWTH PROJECTS. The Georgia-Pacific Group evaluates most major cost savings and growth projects by the projected net present value of the cash flows discounted at an appropriate risk-adjusted rate. Several factors create risk, including the level of economic growth and demand in U.S. and export markets, changes in industry capacity, changes in the cost of wood fiber and other costs of production, and potential competition from substitute and imported products.

In addition to the preinvestment evaluations of capital projects, we review major investments during the course of the projects and/or after their completion. These reviews compare the actual timing and amount of expenditures, product prices, raw material costs and other critical success factors to the assumptions made when the investments were proposed. These reviews (which are presented periodically to the Corporation's Board of Directors) are key to our continued learning and understanding of the risks inherent in future investments. They are critical to our ability to employ shareholders' capital where it is likely to create positive economic returns.

REVIEW OF COMPANY AND INDUSTRY ASSETS FOR RESTRUCTURING OPPORTUNITIES. The Georgia-Pacific Group employs the same tools used in evaluating the attractiveness of cost savings and growth investment when evaluating merger, acquisition and restructuring opportunities. We use EVA metrics, discounted cash flow analysis and, in some cases, Monte Carlo simulation to understand and quantify risk and opportunity.

Georgia-Pacific Group management believes that our current asset base contains a number of embedded options - options that can enhance the value of the Georgia-Pacific Group. We are currently in the process of identifying, valuing and understanding how the exercise of these options can enhance the value of the Georgia-Pacific Group.

In a continuing effort to create shareholder value, we routinely evaluate the performance, competitiveness, strategic fit and value to others of our existing operations. Assets not considered strategic or not expected to deliver adequate returns, or potentially more valuable to others, undergo evaluation for divestment. In 1999, the Georgia-Pacific Group closed or sold a number of operations, including box plants, a chemical facility and a hardboard plant. In January 2000, we closed a gypsum wallboard plant and sold a hardboard plant.

In 1999, management initiated a proactive program to identify attractive industry businesses and assets that provide significant synergistic opportunities in combination with the Georgia-Pacific Group. Potential businesses and assets will have the following characteristics:

-      strategic fit with G-P Group goals and objectives
-      attractive valuation
-      significant hard, deliverable synergies
-      expansion of G-P Group options

The program's goal is to provide management with up-to-date, comprehensive evaluations of acquisition and restructuring opportunities. When timing and valuations are right, the Georgia-Pacific Group will be ready with thorough and thoughtful evaluation of the opportunities and risks. We remain committed to being an aggressive shopper and a patient, disciplined buyer.

EXCESS CASH RETURNED TO SHAREHOLDERS. As in 1999, there likely will be periods when the Georgia-Pacific Group generates cash in excess of its opportunities for investment. This excess cash will be returned to our shareholders through share repurchases so they can make their own investment choices. We believe our long-term shareholders will benefit as their proportionate ownership of the Georgia-Pacific Group grows.

Management is authorized to repurchase shares of the Georgia-Pacific Group when total corporate debt is below $6.8 billion and the Georgia-Pacific Group debt is below $5.8 billion. During 1999, the Georgia-Pacific Group repurchased more than
6.2 million shares. These share repurchases represent a tax-efficient distribution of more than $257 million to our shareholders and a 4 percent reduction in shares outstanding this year.






MANAGEMENT'S DISCUSSION AND ANALYSIS
GEORGIA-PACIFIC GROUP

The Georgia-Pacific Group consists of all of Georgia-Pacific Corporation's (the Corporation) manufacturing mills and plants, its building products distribution business and its paper distribution business. These include 34 facilities in the United States and one each in Canada and Mexico manufacturing communication papers, market pulp, tissue and other products; 56 facilities in the United States manufacturing containerboard and packaging materials; 331 facilities in the United States, Canada and Mexico that distribute paper and supplies; 148 facilities in the United States and seven in Canada that manufacture lumber and wood panels such as plywood, oriented strand board and industrial panels, gypsum products, chemicals and other products; and a building products distribution organization that operates a network of 64 sales centers, large distribution centers and smaller local distribution centers throughout the United States and in Canada. The accompanying financial statements present the historical results of operations and financial condition of the operations that compose the Georgia-Pacific Group. The results of operations of the Georgia-Pacific Group have historically been, and are expected to continue to be, subject to highly cyclical earnings patterns.

The Georgia-Pacific Group also includes a procurement function that is responsible for purchasing timber and wood fiber for all of the Georgia-Pacific Group's manufacturing facilities. Historically, a portion of the Group's timber requirements have been supplied by the Georgia-Pacific Corporation's own timberlands (approximately 19% in 1999), which now constitute The Timber Company, and the remaining amounts have been supplied by unaffiliated third parties.

Currently, the Georgia-Pacific Group and The Timber Company operate under a policy governing sales of timber through the year 2000, which is more fully described in Note 14 of the Notes to Combined Financial Statements.


1999 COMPARED WITH 1998

The Georgia-Pacific Group reported net sales of $17.8 billion and net income of $716 million, or $4.07 diluted earnings per share, for 1999, compared with net sales of $13.2 billion and net income of $98 million, or $0.54 diluted earnings per share, in 1998. Included in 1999 are $3.4 billion and $104 million of net sales, respectively, from the recently acquired Unisource Worldwide, Inc. (Unisource) and Wisconsin Tissue operations. The 1998 results included an extraordinary, after-tax loss of $13 million, or $0.07 diluted loss per share, for the early retirement of debt.

Interest expense increased $54 million to $426 million in 1999, compared with $372 million in 1998, primarily as a result of higher debt levels and the issuance of senior deferrable notes, more fully described in Note 7 of the Notes to Combined Financial Statements, slightly offset by a decrease in average interest rates.

The Georgia-Pacific Group reported pretax income of $1,164 million and an income tax provision of $448 million for the year ended January 1, 2000, compared with pretax income of $198 million and an income tax provision of $87 million for the year ended December 31, 1998. The effective tax rate used to calculate the provision for income taxes was 38.5% in 1999 and 43.9% in 1998. The reduction in the 1999 effective tax rate resulted principally from higher pretax income and an increased utilization of foreign sales corporation tax benefits, which more than offset nondeductible goodwill amortization expense associated with business acquisitions.

The remaining discussion refers to the "Selected Operating Segment Data" table below.


SELECTED OPERATING SEGMENT DATA
Georgia-Pacific Corporation - Georgia-Pacific Group

                                                                                                   Year ended
                                                                     ------------------------------------------------------------
                                                                            January 1,                    December 31,
(In millions)                                                                  2000                 1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Net sales
Building products                                                    $            6,164     $       5,792    $         5,545
Building products distribution                                                    4,869             4,333              4,406
Containerboard and packaging                                                      2,391             2,104              1,817
Pulp and paper                                                                    3,891             3,554              3,701
Paper distribution                                                                3,336                 -                  -
Other*                                                                           (2,855)           (2,554)            (2,490)
------------------------------------------------------------------------------------------------------------------------------------
Total net sales                                                      $           17,796     $      13,229    $        12,979
====================================================================================================================================
Operating profits
Building products                                                    $            1,139     $         603    $           490
Building products distribution                                                       63                 1               (171)
Containerboard and packaging                                                        344               106                 (6)
Pulp and paper                                                                      266               133                201
Paper distribution                                                                   78                 -                  -
Other                                                                              (300)             (273)              (251)
------------------------------------------------------------------------------------------------------------------------------------
Total operating profits                                                           1,590               570                263
Interest expense                                                                    426               372                381
Provision (benefit) for income taxes                                                448                87                (32)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary items and accounting change                      716               111                (86)
Extraordinary items, net of taxes                                                     -               (13)                 -
Cumulative effect of accounting change, net of taxes                                  -                 -                (60)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                    $              716    $           98    $          (146)
====================================================================================================================================

*Includes the elimination of intersegment sales.

BUILDING PRODUCTS. The Georgia-Pacific Group's building products segment reported net sales of $6.2 billion and operating profits of $1,139 million for the year ended January 1, 2000, compared with net sales of $5.8 billion and operating profits of $603 million in 1998. Return on sales was 18% in 1999 and 10% in 1998. The primary components of the increase in 1999 sales and operating profits were 26% higher average oriented strand board prices; 22% higher average gypsum prices; 16% higher average plywood prices; and higher average selling prices for lumber and particleboard. These increases were offset slightly by lower chemical prices and slightly lower volume for plywood and lumber. The Georgia-Pacific Group expects softening building products markets and lower levels of housing starts to reduce operating results for the building products segment in 2000.

BUILDING PRODUCTS DISTRIBUTION. The building products distribution segment reported net sales of $4.9 billion and operating profits of $63 million for 1999, compared with net sales of $4.3 billion and operating profits of $1 million in 1998. The 1998 results included one-time gains, principally on sales of assets related to the restructuring plan, of approximately $20 million. The increase in profitability in 1999 is due primarily to higher margins in commodity and specialty products and lower operating costs. The Georgia-Pacific Group expects a slight improvement in 2000 operating results for the building products distribution segment related primarily to increased market share, despite an expected softening of building products markets and lower levels of housing starts.

CONTAINERBOARD AND PACKAGING. The Georgia-Pacific Group's containerboard and packaging segment reported net sales of $2.4 billion and operating profits of $344 million for the year ended January 1, 2000, compared with net sales of $2.1 billion and operating profits of $106 million in 1998. Return on sales increased to 14% from 5% in 1998. Average selling prices increased steadily throughout 1999 and ended the year above 1998 levels. Average selling prices for containerboard products increased 8% while average selling prices for packaging increased 2%. Cost decreases for wood fiber and energy as well as higher sales volume also contributed to the increased profit margins. The Georgia-Pacific Group expects continued price improvement in the containerboard and packaging segment into 2000.

PULP AND PAPER. The Georgia-Pacific Group's pulp and paper segment reported net sales of $3.9 billion and operating profits of $266 million for the year ended January 1, 2000, compared with net sales of $3.6 billion and operating profits of $133 million in 1998. Return on sales increased to 7% compared with 4% for the same period a year ago. Operating profits in 1998 included a one-time, $12 million charge primarily for the closure of a hardwood market pulp operation. The increase in profitability in 1999 was due primarily to a 5% improvement in average pulp selling prices, lower overall wood fiber costs and higher sales volumes for the tissue business, despite a decrease in average selling prices for most of the Georgia-Pacific Group's paper products. Average selling prices in 1999 for communication papers and tissue were approximately 2% and 5%, respectively, below average selling prices in 1998.

In 1999, net sales and operating profits from the segment's tissue business were $1.1 billion and $134 million, respectively, and included net sales and operating profits of $104 million and $15 million, respectively, from the Wisconsin Tissue operations. The Wisconsin Tissue operations were combined with the Georgia-Pacific Group's commercial tissue business beginning on October 3, 1999, when the Georgia-Pacific Tissue joint venture was formed. In 1998, net sales and operating profits of the tissue business were $986 million and $145 million, respectively. Excluding the results of the Wisconsin Tissue operations in 1999, operating profits from the segment's tissue business decreased by $26 million related primarily to lower selling prices, despite a 7% increase in sales volume.

During 1999, the Georgia-Pacific Group incurred market-related downtime at its pulp and paper mills, resulting in a reduction in pulp production of 311,000 tons and communication papers production of 17,000 tons. In 1998, the Georgia-Pacific Group incurred market-related downtime at its pulp and paper mills resulting in a reduction in pulp and communication papers production of 300,000 tons and 74,000 tons, respectively. In the third quarter of 1998, the Georgia-Pacific Group indefinitely shut down the hardwood market pulp portion of its operations at Port Hudson, Louisiana, resulting in closure of approximately 260,000 tons of annual production capacity.

Selling prices for most of the Georgia-Pacific Group's pulp and communication papers products steadily increased during 1999 and ended the year at levels higher than 1998. The Georgia-Pacific Group expects the improving selling price trend to continue through 2000. Historically, selling prices for all of the Georgia-Pacific Group's pulp and paper products have been highly volatile.

PAPER DISTRIBUTION. The Georgia-Pacific Group's paper distribution segment, which represents the operating results of Unisource since its acquisition by the Georgia-Pacific Group at the end of the second quarter of 1999, reported net sales of $3.3 billion and operating profits of $78 million for the year ended January 1, 2000. Unisource sells and distributes high-quality printing, writing and copying papers to printers, publishers, business forms manufacturers and direct mail firms, as well as to corporate and retail copy centers, in-plant print facilities, government institutions and other paper-intensive businesses. Unisource also sells and distributes a broad range of packaging and maintenance supplies, equipment and services (principally to manufacturers, food processors and retailers); maintenance supplies and equipment such as towels, tissues, can liners and sanitation chemicals; packaging supplies and equipment such as carton erectors, baggers and filers as well as films, shrink-wrap and cushioning materials; shipping room supplies such as corrugated boxes, cushioning materials, tapes and labeling; and food service supplies such as films and food wraps, food containers and disposable apparel for food service workers. Operating results for the paper distribution segment have historically been seasonal, with the strongest operating results occurring in the third quarter.

OTHER. The operating loss for the "Other" nonreportable segment, which includes some miscellaneous businesses, certain goodwill amortization, unallocated corporate operating expenses and the elimination of profit on intersegment sales, increased by $27 million to a loss of $300 million in 1999 from a loss of $273 million in 1998. This increase was primarily a result of higher employee benefit and incentive costs.


LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES. The Georgia-Pacific Group generated cash from operations of $1,439 million during 1999. The Group's cash provided by operations in 1998 was $1,686 million. The decrease in 1999 cash provided by operations was primarily a result of higher working capital levels, related principally to inventories and to accounts receivable associated with the increase in revenues, offset somewhat by higher operating results.

INVESTING ACTIVITIES. During 1999, capital expenditures for property, plant and equipment, excluding acquisitions, were $721 million compared with $632 million in 1998. Expenditures in 1999 included $265 million in the building products segment, $16 million in the building products distribution segment, $92 million in the containerboard and packaging segment, $262 million in the pulp and paper segment, $45 million in the paper distribution segment, and $41 million of other and general corporate. In 2000, the Georgia-Pacific Group expects to make capital expenditures for property, plant and equipment, excluding the cost of any acquisitions, that approximately equal depreciation expense for the year.

During 1999, the Georgia-Pacific Group invested $147 million for pollution control and abatement. The Group's 2000 capital expenditure budget currently includes approximately $260 million for environment-related projects. Certain other capital projects that are being undertaken for the primary reason of improving financial returns or safety will also include expenditures for pollution control.

On April 15, 1998, the U.S. Environmental Protection Agency promulgated a set of regulations known as the "Cluster Rule" that establishes new requirements for air emissions and wastewater discharges from pulp and paper mills. The Georgia-Pacific Group estimates that it will make capital expenditures up to approximately $550 million through April 2006 in order to comply with the Cluster Rule's requirements. Of that total, approximately $160 million was spent through 1999 and about $350 million will be spent by the end of 2000. The Cluster Rule requires that pulp and paper mills become elemental chlorine free (ECF) in the pulp bleaching process. Approximately $110 million of the amount required to be spent in 2000 will go toward ECF conversion at mills located in Ashdown, Arkansas; Crossett, Arkansas; Bellingham, Washington; and Palatka, Florida. The bulk of the remaining expenditures in 2000 will be for additional air emission controls at the Georgia-Pacific Group's other pulp and paper facilities.

Cash paid for timber and wood fiber was $372 million in 1999 compared with $475 million in 1998.


At the end of the second quarter of 1999, the Georgia-Pacific Group, through its wholly owned subsidiary Atlanta Acquisition Corp., completed a tender offer for all the outstanding shares of common stock of Unisource, the largest independent marketer and distributor of printing and imaging paper and supplies in North America, and acquired 90.7% of the then outstanding shares of Unisource. On July 6, 1999, Atlanta Acquisition Corp. was merged with and into Unisource and, by virtue of such merger, shares of Unisource that were not tendered to the Georgia-Pacific Group (other than shares held by Unisource and the Georgia-Pacific Group and its subsidiaries) were converted into the right to receive $12.00 per Unisource share in cash, subject to dissenters' rights. The Georgia-Pacific Group is paying for such untendered shares as they are delivered to the exchange agent. Through January 1, 2000, the Georgia-Pacific Group paid approximately $829 million for such shares. Unisource's results of operations were consolidated with those of the Georgia-Pacific Group beginning July 4, 1999.

Effective October 3, 1999, the Georgia-Pacific Group and Chesapeake Corp. (Chesapeake) completed a previously announced agreement to create Georgia-Pacific Tissue, a joint venture in which the two companies have combined their away-from-home tissue businesses. The Georgia-Pacific Group contributed substantially all the assets of its commercial tissue business to the joint venture. The Georgia-Pacific Group controls and manages the joint venture and owns 95% of its equity. Chesapeake contributed the assets of its Wisconsin Tissue business to the joint venture, for which it received a 5% equity interest in the joint venture and an initial cash distribution of approximately $755 million. Wisconsin Tissue's results of operations were combined with the Georgia-Pacific Group's commercial tissue business beginning on October 3, 1999, when the Georgia-Pacific Tissue joint venture was formed.

During 1999, the Georgia-Pacific Group also completed the acquisition of a packaging plant, four treated lumber facilities, a chemical business and lumber transportation assets for a total consideration of approximately $74 million in cash.

On June 30, 1998, the Georgia-Pacific Group completed its acquisition of CeCorr Inc. (CeCorr), a leading independent producer of corrugated sheets in the United States. On June 30, 1998, the Georgia-Pacific Group paid approximately $93 million in cash (net of $2 million of cash acquired) and issued approximately
3.2 million shares of Georgia-Pacific Group stock valued at approximately $28.94 per share for all the outstanding shares of CeCorr. In addition, the Georgia-Pacific Group assumed approximately $92 million of CeCorr's debt, of which $34 million was owed to the Georgia-Pacific Group ($58 million net debt assumed). On July 2, 1998, a former owner of CeCorr exercised his right to resell to the Georgia-Pacific Group approximately 2.2 million shares of Georgia-Pacific Group stock issued in the transaction. CeCorr's results of operations were consolidated with those of the Georgia-Pacific Group beginning July 1, 1998.

During 1999 and 1998, the Georgia-Pacific Group received $31 million and $67 million, respectively, from the sale of assets, principally various production and distribution facilities.

In December 1999, The Timber Company sold approximately 194,000 acres of its redwood and Douglas fir timberlands in Northern California for a purchase price of approximately $397 million. The Fort Bragg sawmill has a wood supply agreement with The Timber Company through 2000 that was transferred as part of the sale agreement.

FINANCING ACTIVITIES. The Corporation's total debt, excluding senior deferrable notes, increased by $1,473 million to $7,024 million at January 1, 2000 from $5,551 million at December 31, 1998. At January 1, 2000 and December 31, 1998, $6,054 million and $4,568 million, respectively, of such total debt was allocated to the Georgia-Pacific Group and $970 million and $983 million, respectively, was allocated to The Timber Company. The debt of the Georgia-Pacific Group bears interest at a rate equal to the weighted average interest rate of the Corporation's total debt, calculated on a quarterly basis. At January 1, 2000, the weighted average interest rate on the Corporation's total debt, excluding senior deferrable notes, was 7.2% including outstanding interest rate exchange agreements. The Georgia-Pacific Group's debt increases or decreases by the amount of any cash provided by or used for its operating activities, investing activities, dividend payments, share repurchases or issuances and other nondebt-related financing activities. See Note 1 of the Notes to Combined Financial Statements for further discussion of financial activities.

In June 1999, the Corporation renegotiated its accounts receivable secured borrowing program and increased the amount outstanding under the program from $280 million to $750 million. The program expires in April 2000. In connection with the acquisition of Unisource, the Corporation assumed former Unisource programs to pledge up to $150 million of certain qualifying U.S. accounts receivable and up to CN$70 million of certain eligible Canadian accounts receivable. The U.S. program expires in April 2000 and the Canadian program expires in May 2004. At January 1, 2000, approximately $948 million was outstanding under the Corporation's and Unisource's programs in the aggregate. The receivables outstanding under these programs and the corresponding debt are included as "Receivables" and "Commercial paper and other short-term notes," respectively, on the Corporation's consolidated balance sheets. All programs are accounted for as secured borrowings. As collections reduce previously pledged interests, new receivables may be pledged.

Also, in connection with the acquisition of Unisource, the Corporation assumed former Unisource industrial revenue bonds in the amount of $9 million and capital leases in the amount of $12 million. Additionally, the Corporation assumed other long-term debt in the amount of $447 million and bank overdrafts in the amount of $120 million, and retained the previously described accounts receivable secured borrowing programs in the amount of $197 million. These amounts are included in the Corporation's total debt.

In November 1999, in connection with the formation of Georgia-Pacific Tissue, the Corporation issued $500 million of 7.75% Debentures Due November 15, 2029.

During 1998, the Corporation issued $300 million of 7.25% Debentures Due June 1, 2028 and a $14 million floating rate note due September 30, 2003. In January 1998, the Corporation redeemed $200 million of 9-3/4% Sinking Fund Debentures Due January 15, 2018. In February 1998, the Corporation redeemed $200 million of 9-1/2% Debentures Due February 15, 2018.

During 1999, the Corporation increased the amount of its unsecured revolving credit facility from $1.5 billion to $2.0 billion. This unsecured revolving credit facility is used for direct borrowings and as support for commercial paper and other short-term borrowings. Under the agreement, $1 billion will terminate in July 2000 and $1 billion will terminate in 2004. As of January 1, 2000, $1,145 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.

On July 7, 1999, the Corporation issued 17,250,000 of 7.5% Premium Equity Participating Security Units (PEPS Units) for $862.5 million. Each PEPS Unit had an issue price of $50 and consists of a contract to purchase shares of Georgia-Pacific Group common stock on or prior to August 16, 2002 and a senior deferrable note of the Georgia-Pacific Group due August 16, 2004. Each purchase contract yields interest of 0.35% per year, paid quarterly, on the $50 stated amount of the PEPS Unit. Each senior deferrable note yields interest of 7.15% per year, paid quarterly, until August 16, 2002. On August 16, 2002, following a remarketing of the senior deferrable notes, the interest rate will be reset at a rate that will be equal to or greater than 7.15%. The liability related to the PEPS Units is classified as "Senior deferrable notes" on the Georgia-Pacific Group's combined balance sheets and is not included in the debt amount for purposes of determining the corporate and Georgia-Pacific Group debt targets. The senior deferrable notes and related interest expense are allocated specifically to the Georgia-Pacific Group.

In October 1999, the Corporation entered into a financing arrangement to enhance the return on a deposit made in connection with a 1995 sale-leaseback transaction by issuing $379 million of 5.74% Debentures Due April 5, 2005 that were legally defeased with deposits of an equal amount. Accordingly, the debentures and related deposits are not reflected on the Georgia-Pacific Group's combined balance sheets.

The Corporation's senior management establishes the parameters of the Corporation's financial risk, which have been approved by the Board of Directors (the Board). Hedging interest rate exposure through the use of swaps and options and hedging foreign exchange exposure through the use of forward contracts are specifically contemplated to manage risk in keeping with management policy. Derivative instruments, such as swaps, forwards, options or futures, which are based directly or indirectly upon interest rates, currencies, equities and commodities, may be used by the Corporation to manage and reduce the risk inherent in price, currency and interest rate fluctuations.

The Corporation does not utilize derivatives for speculative purposes. Derivatives are transaction-specific so that a specific debt instrument, contract or invoice determines the amount, maturity and other specifics of the hedge. Counterparty risk is limited to institutions with long-term debt ratings of A or better.

The following tables present principal (or notional) amounts and related weighted average interest rates by year of expected maturity for the Corporation's debt obligations as of January 1, 2000 and December 31, 1998. For obligations with variable interest rates, the tables set forth payout amounts based on current rates and do not attempt to project future interest rates.




(In millions)                                              2000         2001         2002          2003
-------------------------------------------------------------------------------------------------------------
Debt
Commercial paper and other short-term notes                  -           -            -             -
  Average interest rates                                     -           -            -             -
Notes and debentures                                         -           -      $    300      $   300
  Average interest rates                                     -           -          10.0%         5.7%
Revenue bonds                                          $    24     $     6      $     73            -
  Average interest rates                                   4.5%        5.5%          4.7%           -
Capital leases                                         $     2     $     3      $      3      $     2
  Average interest rates                                   9.8%        9.9%         10.2%        10.4%
Other loans                                            $    13           -             -      $    15
  Average interest rates                                   8.0%          -             -          6.7%
Senior deferrable notes                                      -           -      $    863            -
  Average interest rates                                     -           -           7.2%           -
Notional principal amount of interest  exchange
  agreements                                           $   177           -      $    131      $   300
  Average interest rate paid (fixed)                       7.7%          -           6.0%         5.9%
  Average interest rate received (variable)                5.9%          -           6.0%         5.9%
-------------------------------------------------------------------------------------------------------------




(In millions)
                                                                                                    Fair value
                                                                                                    January 1,
                                                            2004     Thereafter         Total          2000
----------------------------------------------------------------------------------------------------------------
Debt
Commercial paper and other short-term notes                  -      $   2,067       $   2,067      $    2,067
  Average interest rates                                     -            6.5%            6.5%           6.5%
Notes and debentures                                         -      $   3,389       $   3,989      $    3,952
  Average interest rates                                     -            8.4%            8.3%           8.3%
Revenue bonds                                          $    33      $     517       $     653      $     564
  Average interest rates                                   5.4%           5.7%            5.5%           5.5%
Capital Leases                                         $     2      $       2       $      14      $      14
  Average interest rates                                  10.5%          10.5%           10.1%           7.9%
Other loans                                                  -              -       $      28      $      27
  Average interest rates                                     -              -             7.3%           6.9%
Senior deferrable notes                                      -              -       $     863      $     866
  Average interest rates                                     -              -             7.2%           7.4%
Notional principal amount of interest  exchange
  agreements                                                 -              -       $     608      $      (1)
 Average interest rate paid (fixed)                          -              -             6.4%           6.4%
 Average interest rate received (variable)                   -              -             5.9%           5.9%
----------------------------------------------------------------------------------------------------------------

The Corporation has the intent and ability to refinance commercial paper and other short-term notes as they mature. Therefore, maturities of these obligations are reflected as cash flows expected to be made after 2004.


(In millions)                                              1999          2000           2001          2002
-----------------------------------------------------------------------------------------------------------------
Debt
Commercial paper and other short-term notes                   -              -               -               -
  Average interest rates                                      -              -               -               -
Notes and debentures                                          -              -               -      $      300
  Average interest rates                                      -              -               -            10.0%
Revenue bonds                                           $    21      $      21       $       1      $       75
  Average interest rates                                    4.2%           4.4%            6.5%            5.1%
Other loans                                             $     2      $      13               -               -
  Average interest rates                                    7.7%           7.9%              -               -
Notional principal amount of interest  exchange
 agreements                                             $    56      $     100               -               -
 Average interest rate paid (fixed)                         8.8%           8.4%              -               -
 Average interest rate received (variable)                  5.0%           5.8%              -               -
-------------------------------------------------------------------------------------------------------------------

                                                                                                        Fair value
                                                                                                       December 31,
(In millions)                                              2003       Thereafter       Total             1998
-------------------------------------------------------------------------------------------------------------------
Debt
Commercial paper and other short-term notes                   -      $   1,209       $   1,209      $    1,209
  Average interest rates                                      -            5.8%            5.8%            5.8%
Notes and debentures                                    $   300      $   2,900       $   3,500      $    3,783
  Average interest rates                                    5.5%           8.6%            8.4%            8.4%
Revenue bonds                                           $     1      $     518       $     637      $      587
  Average interest rates                                    6.5%           5.2%            5.2%            5.2%
Other loans                                             $    14              -       $      29      $       29
  Average interest rates                                    5.8%             -             6.9%            6.9%
Notional principal amount of interest  exchange
 agreements                                             $   300              -       $     456      $       14
 Average interest rate paid (fixed)                         5.9%             -             6.8%            6.8%
 Average interest rate received (variable)                  5.7%             -             5.7%            5.7%
------------------------------------------------------------------------------------------------------------------------------------

The Corporation has the intent and ability to refinance commercial paper and other short-term notes as they mature. Therefore, maturities of these obligations are reflected as cash flows expected to be made after 2003.

At January 1, 2000, the Corporation had interest rate exchange agreements that effectively converted $608 million of floating rate obligations with a weighted average interest rate of 5.9% to fixed rate obligations with an average effective interest rate of approximately 6.4%. These agreements increased interest expense by $7 million for the year ended January 1, 2000 and $11 million and $16 million for the years ended December 31, 1998 and 1997, respectively. As of January 1, 2000, these agreements have a weighted average maturity of approximately 2.6 years. As of January 1, 2000, the Corporation's total floating rate debt exceeded related interest rate exchange agreements by $1,957 million.

The Corporation also enters into foreign currency exchange agreements and commodity futures and swaps, the amounts of which were not material to the financial position of the Georgia-Pacific Group at January 1, 2000.

As of January 1, 2000, the Corporation had registered for sale up to $2.975 billion of debt and equity securities under a shelf registration statement filed with the Securities and Exchange Commission. The Corporation registered $1.725 billion under such registration statement related to the PEPS Units ($862.5 million of which was received on July 7, 1999 in exchange for senior deferrable notes, and $862.5 million of Georgia-Pacific Group common stock will be issued upon exercise of the purchase contracts). The $862.5 million of cash (less expenses) raised in the sale of the PEPS Units was used to pay for the acquisition of Unisource. In addition, the Corporation registered $500 million of 7.75% Debentures Due November 15, 2029 under this shelf registration statement. Proceeds from the issuance of securities under this shelf registration statement will be used for general corporate purposes, including the repayment of short-term debt, acquisitions, investments in, or extension of credit to, the Corporation's subsidiaries and the acquisition of real property.

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

In June 1999, the Board increased the corporate target debt level under which the Corporation can purchase shares of Georgia-Pacific Group and The Timber Company common stock on the open market from $5.75 billion to $6.8 billion. In addition, the Board increased the Georgia-Pacific Group's target debt level from $4.75 billion to $5.8 billion. The Timber Company's target debt level remains at $1.0 billion. Depending on operating and financial considerations, debt levels of the Corporation and of the Georgia-Pacific Group may from time to time be above or below these thresholds.

During 1999, the Georgia-Pacific Group purchased on the open market approximately 6.2 million shares of Georgia-Pacific Group stock at an aggregate price of $257 million ($41.45 average per share), all of which were held as treasury stock at January 1, 2000. During 1998, the Georgia-Pacific Group purchased approximately 15.4 million shares of Georgia-Pacific Group stock (including 2.2 million shares related to the CeCorr acquisition) at an aggregate price of $427 million ($27.73 average per share). Of these purchased shares, approximately 13.5 million shares were held as treasury stock and approximately
1.9 million shares were retired. Cash paid in 1998 related to stock repurchases totaled $436 million, which included $9 million for shares purchased but not settled in 1997.

Subsequent to year-end 1999 through February 4, 2000, there was no Georgia-Pacific Group stock purchased by the Georgia-Pacific Group. The Georgia-Pacific Group expects to repurchase stock throughout 2000 as long as debt levels are below the established thresholds.

During 1999 and 1998, the Georgia-Pacific Group paid dividends totaling $86 million and $90 million, respectively.

In 2000, the Georgia-Pacific Group expects its cash flow from operations, together with proceeds from any sales of assets and available financing sources, to be sufficient to fund planned capital investments, pay dividends and make scheduled debt repayments.

OTHER. The Georgia-Pacific Group employs approximately 59,400 people, approximately 27,000 of whom are members of unions. The Georgia-Pacific Group considers its relationship with its employees to be good. Forty-nine union contracts are subject to negotiation and renewal in 2000, including four at large paper facilities.

In July 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 137, providing for a one-year delay of the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The Georgia-Pacific Group will be required to adopt SFAS No. 133 in 2001. Management is evaluating the effect of this statement on the Corporation's derivative instruments, which are primarily interest rate swaps, foreign currency forward contracts, commodity futures and long-term purchase commitments. The impact of such adjustments to fair value is not expected to be material to the Georgia-Pacific Group's financial position.

The Georgia-Pacific Group has resolved the effects of the Year 2000 problem on its key information systems, the operating systems used in its manufacturing operations and its facilities systems. The Year 2000 problem, which is common to most businesses, concerns the inability of such systems to properly recognize and process dates and date-sensitive information on and beyond January 1, 2000. The Georgia-Pacific Group developed a Year 2000 plan, under which all key systems were tested and noncompliant software or technology was modified or replaced. The Georgia-Pacific Group incurred only minor problems in its key systems related to Year 2000 that were immediately corrected at no incremental cost and with no effect on operations.

The Georgia-Pacific Group incurred approximately $30 million of incremental costs to resolve the Year 2000 problem (including approximately $4 million of capital costs). In addition, the Georgia-Pacific Group incurred internal costs totaling approximately $17 million related to the Year 2000 problem. These incremental and internal costs were expensed as incurred, except for new systems purchased that were capitalized in accordance with corporate policy. The Georgia-Pacific Group will continue to monitor and test for the effect of Year 2000 on its systems during the first few months of 2000 and expects to incur related incremental and internal costs totaling approximately $1 million during the first half of 2000.

For a discussion of commitments and contingencies, see Note 13 of the Notes to Combined Financial Statements.


1998 COMPARED WITH 1997

The Georgia-Pacific Group reported net sales of $13.2 billion and net income of $98 million, or $0.54 diluted earnings per share, for 1998, compared with net sales of $13.0 billion and a net loss of $146 million, or $0.80 diluted loss per share, in 1997. The 1998 results included an extraordinary, after-tax loss of $13 million, or $0.07 diluted earnings per share, for the early retirement of debt. The 1997 results included a pretax gain of $14 million ($9 million after taxes) from the sale of the Georgia-Pacific Group's Martell, California, assets that included a sawmill and a particleboard plant, and a $60 million, or $0.33 diluted loss per share, one-time, after-tax charge for an accounting change.

Interest expense was $372 million in 1998, compared with $381 million in 1997. The reduction was the result of lower average debt levels and lower average interest rates.

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

In 1997, the Group adopted FASB Emerging Issues Task Force Issue No. 97-13 (EITF 97-13), "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation," which resulted in a one-time, after-tax charge of $60 million.

BUILDING PRODUCTS. The Georgia-Pacific Group's building products segment reported net sales of $5.8 billion and operating profits of $603 million for the year ended December 31, 1998, compared with net sales of $5.5 billion and operating profits of $490 million in 1997. Return on sales was 10% in 1998 and 9% in 1997. The 1997 results included unusual one-time charges of $32 million primarily related to asset write-downs, including closure of certain building products facilities, as well as information systems write-offs.

The primary components of the increase in 1998 sales and operating profits were 45% higher oriented strand board prices and 6% higher gypsum prices. Demand and volume were also higher in 1998 for both of these products than in the prior year. These increases were offset slightly by 12% lower lumber prices and 9% higher log costs.

BUILDING PRODUCTS DISTRIBUTION. The Georgia-Pacific Group's building products distribution segment reported operating profits of $1 million in 1998 (including gains on asset sales of $20 million) compared with a loss of $171 million in 1997 (including gains on asset sales of $26 million). The 1997 results included restructuring charges of $80 million. The improvement in the building products distribution segment's operating results reflected the implementation of the division's restructuring plan, which began in the 1997 fourth quarter. This plan included disposition of its millwork fabrication facilities nationwide and of a number of distribution centers located in the Western United States. The millwork fabrication facilities were divested and the targeted distribution centers were sold or closed.

CONTAINERBOARD AND PACKAGING. The Georgia-Pacific Group's containerboard and packaging segment reported net sales of $2.1 billion and operating profits of $106 million for the year ended December 31, 1998, compared with net sales of $1.8 billion and an operating loss of $6 million in 1997. Return on sales increased to 5% in 1998 compared with (0.3)% for 1997, principally due to a 19% increase in average prices for containerboard and an average 6% price increase for packaging products. During 1998, the Georgia-Pacific Group took approximately 270,000 tons of downtime at its containerboard mills to avoid building inventories.

PULP AND PAPER. The Georgia-Pacific Group's pulp and paper segment reported net sales of $3.6 billion and operating profits of $133 million for the year ended December 31, 1998, compared with net sales of $3.7 billion and operating profits of $201 million in 1997. Return on sales decreased to 4% in 1998 compared with 5% for 1997, principally due to a slight decrease in average prices for almost all of the Georgia-Pacific Group's pulp and paper products. Operating profits in 1998 included a one-time, $12 million charge primarily for the closure of a hardwood market pulp operation. Average pulp prices were approximately 9% below 1997 levels. Tissue prices decreased approximately 3% due to lower fiber costs and new capacity. Average prices of communication papers for 1998 were approximately 2% below 1997 levels.

During the second half of 1998, the Georgia-Pacific Group took significant market-related downtime due to continued weakness in demand and pricing for pulp and paper, primarily stemming from market conditions in Asia. In the 1998 third quarter, the Georgia-Pacific Group indefinitely shut down the hardwood market pulp portion of its operations at Port Hudson, Louisiana, resulting in closure of approximately 260,000 tons of annual production capacity. Additionally, the Georgia-Pacific Group took approximately 300,000 tons of downtime in 1998 at its pulp mills to avoid building inventories.

OTHER. The operating loss for the "Other" nonreportable segment increased by $22 million to a loss of $273 million in 1998 from a loss of $251 million in 1997. This increase was primarily a result of higher litigation and environmental remediation costs.


CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. The statements under "Management's Discussion and Analysis" and other statements contained herein that are not historical facts are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions. In addition to the risks, uncertainties and assumptions discussed elsewhere herein, factors that could cause or contribute to actual results differing materially from such forward-looking statements include the following: the Georgia-Pacific Group's production capacity continuing to exceed demand for its pulp and paper products, necessitating market-related downtime; changes in the productive capacity and production levels of other building products and pulp and paper producers; the effect on the Georgia-Pacific Group of changes in environmental and pollution control laws and regulations; the general level of economic activity in U.S. and export markets; variations in the level of housing starts; fluctuations in interest rates and currency exchange rates; the availability and cost of wood fiber; and other risks, uncertainties and assumptions discussed in the Corporation's filings with the Securities and Exchange Commission, including the Corporation's Form 8-K dated October 17, 1996.


REPORT ON MANAGEMENT'S RESPONSIBILITIES.
Management of Georgia-Pacific Corporation is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and the estimates and judgments upon which certain amounts in the financial statements are based. Management is also responsible for preparing the other financial information included in this annual report. In our opinion, the accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and the other financial information in this annual report is consistent with the financial statements.

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

Management believes that as of January 1, 2000, the internal control system over financial reporting is adequate and effective in all material respects.

/s/  James E. Terrell
---------------------
James E. Terrell
Vice President and Controller





/s/  Danny W. Huff
---------------------
Danny W. Huff
Executive Vice President - Finance
   and Chief Financial Officer


/s/  A. D. Correll
------------------
A. D. Correll
Chairman, Chief Executive Officer and President

February 4, 2000





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Georgia-Pacific Corporation: We have audited the accompanying combined balance sheets of Georgia-Pacific Corporation - Georgia-Pacific Group (as described in Note 1) as of January 1, 2000 and December 31, 1998 and the related combined statements of income, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Pacific Corporation - Georgia-Pacific Group as of January 1, 2000 and December 31, 1998 and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000 in conformity with generally accepted accounting principles.

As explained in Note 1 of the Notes to Combined Financial Statements, effective December 31, 1997, Georgia-Pacific Group changed its method of accounting for business process reengineering costs incurred as part of a project to acquire, develop, or implement internal-use software.

/s/  Arthur Andersen LLP
------------------------
Arthur Andersen LLP
Atlanta, Georgia

February 4, 2000

COMBINED STATEMENTS OF INCOME
Georgia-Pacific Corporation -- Georgia-Pacific Group




                                                                                           Year ended
                                                                     ------------------------------------------------------------
                                                                                January 1,                  December 31,
(In millions, except per share amounts)                                            2000              1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                   $    17,796       $    13,229        $    12,979
------------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales, excluding depreciation, amortization and
    cost of timber harvested shown below
   The Timber Company                                                                95                89                 75
   Third parties                                                                 13,281            10,129             10,083
------------------------------------------------------------------------------------------------------------------------------------
Total cost of sales                                                              13,376            10,218             10,158
------------------------------------------------------------------------------------------------------------------------------------
 Selling and distribution                                                           817               556                607
 Depreciation, amortization and cost of timber harvested
   The Timber Company                                                               232               320                350
   Third parties                                                                    971               953                969
------------------------------------------------------------------------------------------------------------------------------------
Total depreciation, amortization and cost of timber harvested                     1,203             1,273              1,319
------------------------------------------------------------------------------------------------------------------------------------
 General and administrative                                                         810               612                646
 Interest                                                                           426               372                381
 Other income                                                                         -                 -                (14)
------------------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                         16,632            13,031             13,097
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, extraordinary items and
  accounting change                                                               1,164               198              (118)
Provision (benefit)for income taxes                                                 448                87               (32)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary items and accounting
  change                                                                            716               111               (86)
Extraordinary items-loss from early retirement of debt, net of
  taxes                                                                               -               (13)                -
Cumulative effect of accounting change, net of taxes                                  -                 -               (60)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                           $       716         $      98      $       (146)
====================================================================================================================================
Basic per share:
Income (loss) before extraordinary items and accounting change              $      4.17         $    0.62      $      (0.47)
 Extraordinary items, net of taxes                                                    -             (0.07)                -
 Cumulative effect of accounting change, net of taxes                                 -                 -             (0.33)
------------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                                          $      4.17         $    0.55      $      (0.80)





                                                                                                 Year ended
                                                                     ---------------------------------------------------------------
                                                                                January 1,         December 31,
(In millions, except per share amounts)                                            2000            1998               1997
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Diluted per share:
Income (loss) before extraordinary items and accounting change              $      4.07      $      0.61        $    (0.47)
 Extraordinary items, net of taxes                                                    -            (0.07)                -
 Cumulative effect of accounting change, net of taxes                                 -                -             (0.33)
------------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                                          $      4.07      $      0.54        $    (0.80)
------------------------------------------------------------------------------------------------------------------------------------
Average number of shares outstanding:
 Basic                                                                            171.8             179.8             182.9
 Diluted                                                                          175.9             181.1             182.9
====================================================================================================================================

The accompanying notes are an integral part of these combined financial statements.


COMBINED STATEMENTS OF CASH FLOWS
Georgia-Pacific Corporation -- Georgia-Pacific Group



                                                                                            Year ended
                                                                      ------------------------------------------------------------
                                                                               January 1,             December 31,
(In millions)                                                                        2000             1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
 Net income (loss)                                                            $       716       $       98          $    (146)
Adjustments to reconcile net income (loss) to cash
  provided by operations:
Depreciation                                                                          746              744                785
Cost of timber harvested-third parties                                                156              147                125
Cost of timber harvested-The Timber Company                                           232              320                350
Deferred income taxes                                                                (59)               34                 34
Amortization of goodwill                                                               69               62                 59
Stock compensation programs                                                             8              (3)                  -
Cumulative effect of accounting change, net of taxes                                    -                -                 60
Loss (gain) on disposal of assets, net                                                  3                1                (5)
(Increase) decrease in receivables                                                  (258)              145               (63)
(Increase) decrease in inventories                                                  (244)               92                101
Increase (decrease) in accounts payable                                                 4             (48)               (26)
Change in other working capital                                                        41               51                  6
Change in other assets and other long-term liabilities                                 25               43               (26)
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by operations                                                         1,439            1,686              1,254
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Property, plant and equipment investments                                           (721)            (632)              (715)
Timber contract purchases from third parties                                        (150)            (142)              (131)
Timber purchases from The Timber Company                                            (222)            (333)              (350)
Acquisitions                                                                      (1,658)            (112)                  -
Proceeds from sales of assets                                                          31               67                107
Other                                                                                  29               21               (23)
------------------------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                                (2,691)          (1,131)            (1,112)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Share repurchases                                                                   (257)            (436)               (13)
Net additions to (repayments of) debt                                                 661             (41)               (70)
Issuance of senior deferrable notes                                                   863                -                  -
Cash dividends paid                                                                  (86)             (90)               (92)


Proceeds from stock option plan exercises                                             107                9                 31
Other                                                                                (16)                -                  -
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities                                    1,272            (558)              (144)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                            20              (3)                (2)
Balance at beginning of year                                                            5                8                 10
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                        $        25         $      5          $       8
====================================================================================================================================

The accompanying notes are an integral part of these combined financial statements.


COMBINED BALANCE SHEETS
Georgia-Pacific Corporation -- Georgia-Pacific Group



                                                                                       January 1,               December 31,
 (In millions)                                                                               2000                       1998
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
  Cash                                                                                $        25                $         5
------------------------------------------------------------------------------------------------------------------------------------
  Receivables, less allowances of $25 and $25, respectively                                 2,296                      1,231
------------------------------------------------------------------------------------------------------------------------------------
  Inventories
    Raw materials                                                                             453                        417
    Finished goods                                                                          1,367                        760
    Supplies                                                                                  341                        310
    LIFO reserve                                                                            (154)                      (209)
------------------------------------------------------------------------------------------------------------------------------------
      Total inventories                                                                     2,007                      1,278
------------------------------------------------------------------------------------------------------------------------------------
  Deferred income tax assets                                                                  139                         61
------------------------------------------------------------------------------------------------------------------------------------
  Other current assets                                                                         69                         65
------------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                  4,536                      2,640
------------------------------------------------------------------------------------------------------------------------------------
  Timber contracts                                                                             66                         78
------------------------------------------------------------------------------------------------------------------------------------
  Property, plant and equipment
    Land and improvements                                                                     476                        403
    Buildings                                                                               1,629                      1,331
    Machinery and equipment                                                                13,307                     12,338
    Construction in progress                                                                  404                        315
------------------------------------------------------------------------------------------------------------------------------------
     Property, plant and equipment, at cost                                                15,816                     14,387
     Accumulated depreciation                                                             (8,756)                    (8,162)
------------------------------------------------------------------------------------------------------------------------------------
      Total property, plant and equipment, net                                              7,060                      6,225
------------------------------------------------------------------------------------------------------------------------------------
  Goodwill, net                                                                             2,697                      1,677
------------------------------------------------------------------------------------------------------------------------------------
  Other assets                                                                              1,021                        918
------------------------------------------------------------------------------------------------------------------------------------
        Total assets                                                                  $    15,380                $    11,538
====================================================================================================================================



                                                                                       January 1,               December 31,
 (In millions)                                                                               2000                       1998
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
  Short-term debt                                                                     $     2,071                 $    1,173
  Accounts payable                                                                            886                        553
  Accrued compensation                                                                        327                        243
  Other current liabilities                                                                   537                        412
------------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                             3,821                      2,381
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt, excluding current portion                                                   3,983                      3,395
------------------------------------------------------------------------------------------------------------------------------------
Senior deferrable notes                                                                       863                          -
------------------------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                                                 1,803                      1,566
------------------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities                                                             1,160                        987
------------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' equity                                                                        3,750                      3,209
------------------------------------------------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                                   $     15,380                 $   11,538
====================================================================================================================================

The accompanying notes are an integral part of these combined financial statements.


COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
Georgia-Pacific Corporation -- Georgia-Pacific Group

                                                                                                 Year ended
                                                                     ---------------------------------------------------------------
                                                                             January 1,              December 31,
(In millions)                                                                      2000              1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity balance, beginning of year                             $     3,209        $    3,519          $  3,682
Net income (loss)                                                                   716                98              (146)
Cash dividends paid                                                                (86)              (90)               (92)
Common stock repurchases                                                          (257)             (427)               (22)
Other comprehensive income (loss), net of taxes                                      11              (10)                (5)
Other common stock activity                                                         157               119                102
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity balance, end of year                                   $     3,750        $  3,209            $    3,519
====================================================================================================================================

The accompanying notes are an integral part of these combined financial statements.


COMBINED STATEMENTS OF COMPREHENSIVE INCOME
Georgia-Pacific Corporation -- Georgia-Pacific Group

                                                                                                    Year ended
                                                                          ----------------------------------------------------------
                                                                             January 1,             December 31,
(In millions)                                                                      2000              1998               1997
------------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                           $       716        $      98        $      (146)
Other comprehensive income (loss), before taxes:
  Foreign currency translation adjustments                                           11              (14)               (11)
  Minimum pension liability adjustment                                                7               (3)                 3
Income tax (expense) benefit related to other items of
  comprehensive income                                                               (7)               7                  3
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                 $        727       $      88        $      (151)
====================================================================================================================================

The accompanying notes are an integral part of these combined financial statements.


GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. The Corporation, a Georgia corporation, is broadly engaged in six business operations: the manufacture of building products (including plywood, oriented strand board, various industrial wood products, and softwood and hardwood lumber as well as certain nonwood products including gypsum board, chemicals and other products); the distribution of building products manufactured by the Corporation or purchased from others; the manufacture of containerboard and packaging (including linerboard, medium, kraft and corrugated packaging); the manufacture of pulp and paper (including communication papers, market pulp, bleached board and tissue); the distribution of paper products and supplies manufactured by the Corporation or purchased from others; and the growing of timber on the approximately 4.7 million acres of timberlands that the Corporation owns or leases. In 1999, these timberlands supplied approximately 19% of the overall timber requirements of the Corporation's manufacturing facilities.

     On December 16, 1997, shareholders of the Corporation approved the creation of two classes of common stock intended to reflect separately the performance of the Corporation's manufacturing and timber businesses (the Letter Stock Recapitalization). The Corporation's Articles of Incorporation were amended and restated to (i) create a new class of stock designated as Georgia-Pacific Corporation -Timber Group common stock, $0.80 par value per share (The Timber Company stock), consisting of 250 million authorized shares; (ii) redesignate each authorized share of the Corporation's common stock, $0.80 par value per share (the Existing Common Stock) as, and convert each share into, one share of Georgia-Pacific Corporation - Georgia-Pacific Group common stock (now two shares of Georgia-Pacific Group common stock after giving effect to the May 14, 1999 two-for-one stock split), $0.80 par value per share (Georgia-Pacific Group stock); (iii) increase the number of shares of Georgia-Pacific Group stock authorized for issuance from 150 million shares to 400 million shares; and (iv) authorize the distribution of one share of The Timber Company stock for each outstanding share of Georgia-Pacific Group stock.

The Corporation's manufacturing and timber businesses are referred to hereinafter as the "Georgia-Pacific Group" and "The Timber Company," respectively, or collectively as the "groups."

The Georgia-Pacific Group is a manufacturer and distributor of building products as well as a producer and distributor of pulp and paper products. The Georgia-Pacific Group includes a procurement function that is responsible for purchasing timber and wood fiber for all the Georgia-Pacific Group's manufacturing facilities. The Timber Company is engaged primarily in the growing and selling of timber.

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

The financial statements of the groups comprise all of the accounts included in the corresponding consolidated financial statements of the Corporation. The separate financial statements of the Georgia-Pacific Group and The Timber Company have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the historical balance sheets, results of operations and cash flows for each of the groups, with all significant intragroup transactions and balances eliminated; (ii) in the case of The Timber Company's financial statements, assets and liabilities of the Corporation and related transactions identified with The Timber Company, including allocated portions of the Corporation's debt and general and administrative expense (G&A); and (iii) in the case of the Georgia-Pacific Group's financial statements, all other assets and liabilities and related transactions of the Corporation, including allocated portions of the Corporation's debt and G&A. Intergroup timber sales between the Georgia-Pacific Group and The Timber Company have not been eliminated in either group's financial statements.

Notwithstanding the allocation of assets and liabilities (including contingent liabilities) and shareholders' equity between the Georgia-Pacific Group and The Timber Company for the purpose of preparing the respective financial statements of each group, holders of Georgia-Pacific Group stock and The Timber Company Sstock are shareholders of the Corporation and will continue to be subject to all the risks associated with an investment in the Corporation and all of its businesses, assets and liabilities. The allocation of assets and liabilities and change in the equity structure of the Corporation resulting from the Letter Stock Recapitalization did not result in a transfer or spin-off of any assets or liabilities of the Corporation, or otherwise affect ownership of any assets or responsibility for the liabilities of the Corporation or any of its subsidiaries. As a result, the Letter Stock Recapitalization does not affect the rights of holders of the Corporation's or any of its subsidiaries' debt.

Holders of Georgia-Pacific Group stock and The Timber Company stock have only the rights customarily held by common shareholders of the Corporation and do not have any rights related to their corresponding group except as set forth in provisions relating to dividend and liquidation rights and requirements for a mandatory dividend, redemption or conversion upon the disposition of assets of their corresponding group, or have any right to vote on matters as a separate voting group other than in limited circumstances as provided under Georgia law or by stock exchange rules. The relative voting power of Georgia-Pacific Group stock and The Timber Company stock will fluctuate from time to time, with each share of Georgia-Pacific Group stock having one vote and each share of The Timber Company stock having a number of votes based upon the ratio, over a specified period prior to any shareholder vote, of the time-weighted average market values of one share of The Timber Company stock and of one share of Georgia-Pacific Group stock. This formula is intended to give each class of common stock a number of votes proportionate to its aggregate market capitalization at the time of any vote. Accordingly, changes in the market value of Georgia-Pacific Group stock and The Timber Company stock will affect their relative voting rights. As of January 1, 2000, the holders of Georgia-Pacific Group stock had a substantial majority of the voting power of the Corporation.

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

At January 1, 2000, $970 million of the Corporation's debt was allocated to The Timber Company and $6,054 million was allocated to the Georgia-Pacific Group. The senior deferrable notes and related interest expense are allocated specifically to the Georgia-Pacific Group (see Note 7 of the Notes to Combined Financial Statements). The Corporation has not allocated any other debt securities or instruments to either group. The debt of each group bears interest at a rate equal to the weighted average interest rate of all the Corporation's debt calculated on a quarterly basis. This weighted average interest rate excludes the interest on the senior deferrable notes. Management believes that this method of allocation of the cost of debt is equitable and provides a reasonable estimate of the cost attributable to the groups.

Each group's debt increases or decreases by the amount of any net cash generated by, or required to fund, the group's operating activities, investing activities, dividend payments, share repurchases and other financing activities. Interest is charged to each group in proportion to the respective amount of each group's debt. Changes in the cost of the Corporation's debt are reflected in adjustments to the weighted average interest cost of such debt. Dividend costs with respect to any preferred stock issued by the Corporation are charged in a similar manner.

ALLOCATION OF SHARED SERVICES. A portion of the Corporation's shared G&A (such as executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning and information systems support) has been allocated to the Georgia-Pacific Group based upon identification of such services specifically used by the Georgia-Pacific Group. Where determinations based on specific usage alone have been impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to the Georgia-Pacific Group. These methods consisted of allocating costs based on (i) number of employees of each group, (ii) percentage of office space of each group and (iii) estimated percentage of staff time allocable to each group. The total of these allocations was $248 million, $278 million and $339 million in 1999, 1998 and 1997, respectively. It is not practicable to provide a detailed estimate of the expenses that would be recognized if the Georgia-Pacific Group were a separate legal entity.

ALLOCATION OF EMPLOYEE BENEFITS. A portion of the Corporation's employee benefit costs, including pension and postretirement health care and life insurance benefits, has been allocated to the Georgia-Pacific Group. The Georgia-Pacific Group's pension cost related to its participation in the Corporation's noncontributory defined benefit pension plan, and other employee benefit costs related to its participation in the Corporation's postretirement health care and life insurance benefit plans, are actuarially determined based on the number of its employees and an allocable share of the plan assets and are calculated in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. Management believes such method of allocation is equitable and provides a reasonable estimate of the costs attributable to the Georgia-Pacific Group.

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

The discussion of the Georgia-Pacific Group's retirement plans (see Note 10 of the Notes to Combined Financial Statements) should be read in conjunction with the Corporation's consolidated financial statements and notes thereto.

ALLOCATION OF FEDERAL AND STATE INCOME TAXES. The federal income taxes of the Corporation and the subsidiaries that own assets allocated between the groups are determined on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds are allocated between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations reflect each group's contribution (positive or negative) to the Corporation's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. Tax benefits that cannot be used by the group generating those benefits, but can be used on a consolidated basis, are credited to the group that generated such benefits. Had the groups filed separate tax returns, the provision for income taxes and net income for each group would not have significantly differed from the amounts reported on the groups' statements of income for the years ended January 1, 2000 and December 31, 1998 and 1997. However, the amounts of current and deferred taxes and taxes payable or refundable allocated to each group on the historical financial statements may differ from those that would have been allocated had the groups filed separate income tax returns.

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

The discussion of the Georgia-Pacific Group's income taxes (see Note 9 of the Notes to Combined Financial Statements) should be read in conjunction with the Corporation's consolidated financial statements and notes thereto.

DIVIDENDS. For purposes of the historical financial statements of the Georgia-Pacific Group and The Timber Company for periods prior to 1998, all dividends declared and paid by the Corporation were evenly allocated between the groups. Management believes that such method of allocation is equitable and provides a reasonable estimate of the dividends that would have been declared and paid in respect of each class of common stock. The amount of earnings available for payment of dividends on Georgia-Pacific Group stock and on The Timber Company stock (i.e., the available dividend amounts) on any date is the amount in excess of the minimum amount necessary for the particular group to be able to pay its debts as they become due in the usual course of business. Future dividends will not bear a direct relationship to earnings and retained earnings as expressed on each group's combined financial statements in accordance with generally accepted accounting principles. Accordingly, a mathematical calculation of the available dividend amount for either group cannot be made.

STOCK SPLIT. On May 4, 1999, the Board declared a two-for-one split of the Georgia-Pacific Group's stock in the form of a special dividend to shareholders of record on May 14, 1999. The special dividend was paid as one share of Georgia-Pacific Group stock for each such share outstanding on June 3, 1999. A total of 95,126,911 additional shares were issued in conjunction with the stock split. The Georgia-Pacific Group's par value of $0.80 remained unchanged. All historical share and per share amounts have been restated to reflect retroactively the stock split.

REVENUE RECOGNITION. The Georgia-Pacific Group recognizes revenue when title to the goods sold passes to the buyer, which is generally at the time of shipment.

INCOME PER SHARE. Basic earnings per share are computed based on net income and the weighted average number of common shares outstanding. Diluted earnings per share reflect the assumed issuance of common shares under long-term incentive, stock option and stock purchase plans, and pursuant to the terms of the PEPS Units. The computation of diluted earnings per share does not assume conversion or exercise of securities that would have an antidilutive effect on earnings per share. Income per share for each group is reflected on a pro forma basis for 1997 as if the Letter Stock Recapitalization had occurred on January 1, 1997. Amounts are computed for each class of common stock based on the separate earnings attributed to each of the respective businesses.


Georgia-Pacific Corporation--Georgia-Pacific Group

                                                                         January 1,                 December 31,
(In millions, except shares and per share amounts)                             2000                  1998                  1997
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted income (loss) available to shareholders (numerator):
Income (loss) before extraordinary items and accounting
  change                                                                $       716                $     111            $    (86)
Extraordinary items, net of taxes                                                 -                      (13)                  -
Accounting change, net of taxes                                                   -                        -                 (60)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                       $       716                $      98            $   (146)
====================================================================================================================================
Shares (denominator):
Average shares outstanding                                              171,807,884              179,765,172          182,860,880
Dilutive securities:
 Options                                                                 3,677,295*              1,249,430**                 -***
 Employee stock purchase plans                                              438,630                   71,620                 -***
------------------------------------------------------------------------------------------------------------------------------------
Total assuming conversion                                               175,923,809           181,086,222           182,860,880
====================================================================================================================================
Per share amounts:
Basic
Income (loss) before extraordinary items and accounting
  change                                                                $      4.17                $    0.62           $   (0.47)
Extraordinary items, net of taxes                                                 -                   (0.07)                    -
Accounting change, net of taxes                                                   -                        -               (0.33)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                       $      4.17                $    0.55           $   (0.80)
------------------------------------------------------------------------------------------------------------------------------------
Diluted
Income (loss) before extraordinary items and accounting
change                                                                  $      4.07                $    0.61           $   (0.47)
Extraordinary items, net of taxes                                                 -                   (0.07)                    -
Accounting change, net of taxes                                                   -                        -               (0.33)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                       $      4.07                $    0.54           $   (0.80)
====================================================================================================================================

* Options to purchase 176,490 shares of Georgia-Pacific Group stock at prices ranging from $43.58 to $91.58 per share were outstanding during 1999, as were PEPS Units to purchase Georgia-Pacific Group stock. However, these were not included in the computation of diluted earnings per share because the options' exercise price and the PEPS Unit purchase contract price were greater than the average market price of the common shares.

** Options to purchase 23,856 shares of Georgia-Pacific Group stock at $30.25 per share were outstanding during 1998 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

*** Options to purchase 10,710,954 shares of Georgia-Pacific Group stock at prices ranging from $21.00 to $28.65 per share were outstanding during 1997, as were shares subscribed under the 1997 Employee Stock Purchase Plan. However, due to operating losses, these shares are antidilutive and are not included in the calculation of diluted earnings per share.

INVENTORY VALUATION. Inventories are valued at the lower of year-to-date average cost or market and include the costs of materials, labor and manufacturing overhead. The last-in, first-out (LIFO) dollar value pool method was used to determine the cost of approximately 65% and 59% of inventories at January 1, 2000 and December 31, 1998, respectively.

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

The Georgia-Pacific Group capitalizes incremental costs that are directly associated with the development of software for internal use. Amounts are amortized over five years beginning when the assets are placed in service. Capitalized costs were $66 million at January 1, 2000 and $31 million at December 31, 1998. Amounts are included as property, plant and equipment on the accompanying balance sheets.

In 1997, the Georgia-Pacific Group adopted EITF 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Tecnology
Transformation," which resulted in a one-time, after-tax charge of $60 million.

The Georgia-Pacific Group capitalizes interest on projects when construction takes considerable time and entails major expenditures. Such interest is charged to the property, plant and equipment accounts and amortized over the approximate life of the related assets. Interest capitalized, expensed and paid was as follows:

                                                                                                  Year ended
                                                                     ------------------------------------------------------------
                                                                         January 1,                 December 31,
(In millions)                                                                      2000              1998               1997
---------------------------------------------------------------------------------------------------------------------------------
Total interest costs                                                    $          432        $     381           $     392
Interest capitalized                                                               (6)               (9)               (11)
----------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                        $          426        $     372           $     381


==================================================================================================================================
Interest paid by the Corporation                                        $          473        $     468           $     475
==================================================================================================================================
Portion of interest paid charged to the Georgia-Pacific Group           $          416        $     397           $     391
==================================================================================================================================


LANDFILLS AND LAGOONS. The Georgia-Pacific Group accrues for landfill closure costs over the periods that benefit from the use of the landfill and accrues for lagoon clean-out costs over the useful period between clean-outs.

GOODWILL. The Georgia-Pacific Group amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. The Georgia-Pacific Group reviews the recorded value of its goodwill annually, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value, including goodwill, of those assets.

Amortization expense was $69 million, $62 million and $59 million in 1999, 1998 and 1997, respectively. Accumulated amortization at January 1, 2000 and December 31, 1998 was $615 million and $546 million, respectively.

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

ACCOUNTING STANDARDS CHANGE. In July 1999, the FASB issued SFAS No. 137, providing for a one-year delay of the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Georgia-Pacific Group will be required to adopt SFAS No. 133 in 2001. Management is evaluating the effect of this statement on the Corporation's derivative instruments, which are primarily interest rate swaps, foreign currency forward contracts, commodity futures and long-term purchase commitments. The impact of such adjustments to fair value is not expected to be material to the Georgia-Pacific Group's financial position.

CHANGE IN FISCAL YEAR. On or about April 22, 1999, the Georgia-Pacific Group determined to change its fiscal year from December 31 to end on the Saturday closest to December 31. Additionally, the Georgia-Pacific Group reports its quarterly periods on a 13-week basis ending on a Saturday. The impact of one additional day on the year ended January 1, 2000 was not material. There will be no transition period on which to report.

RECLASSIFICATIONS. Certain 1998 and 1997 amounts have been reclassified to conform with the 1999 presentation. Beginning in 1999 and in connection with the acquisition of Unisource (see Note 4 of the Notes to Combined Financial Statements), certain selling and distribution expenses, which had previously been included in "Net sales," "Cost of sales" and "General and administrative" expenses, are now presented separately on the combined statements of income. In addition, amortization of goodwill, which had previously been included in "Cost of sales," is now presented in "Depreciation, amortization and cost of timber harvested" on the combined statements of income.


NOTE 2.   FACTORS AFFECTING THE GEORGIA-PACIFIC GROUP'S BUSINESS

CYCLICALITY AND VOLATILITY OF EARNINGS. The pulp and paper industry and, to a lesser extent, the building products industry are subject to highly cyclical earnings patterns, which in recent years have become more volatile. This cyclicality is attributed in large measure to capital spending patterns in these industries. Historically, the Georgia-Pacific Group and its competitors have tended to invest large amounts of capital in building new manufacturing plants and in maintaining and rebuilding existing manufacturing facilities. These capital investments typically have been made at or shortly after earnings peaks. Given the long periods of time required to build new facilities and install new manufacturing equipment (generally 18-36 months), new manufacturing capacity in both the pulp and paper and the building products industries has frequently come on-line at times when prices for these products are falling, thus exacerbating supply and demand imbalances and causing the prices of many of the Georgia-Pacific Group's products to fall sharply. Furthermore, the Georgia-Pacific Group's position as one of the leading worldwide manufacturers of several key products that are essentially commodities has further exacerbated the volatility of the Georgia-Pacific Group's earnings. This increased volatility results from the fact that relatively minor movements in the price of finished products cause major fluctuations in the Georgia-Pacific Group's operating income due to the significant percentage of worldwide volume produced by it. There can be no assurance that the cyclicality that has characterized the pulp and paper and the building products industries in the past will not continue or increase in future years.

RAW MATERIALS. The Georgia-Pacific Group relies on supplies of timber and wood fiber to manufacture its wood products and pulp, the latter of which it processes further in the production of a variety of paper products and tissue. Under the operating policy governing sales of timber by The Timber Company to the Georgia-Pacific Group, The Timber Company supplied 19% of the Georgia-Pacific Group's timber needs in 1999 and will continue to supply a portion of such needs at least through 2000. For a discussion of this operating policy, see Note 14 of the Notes to Combined Financial Statements. The Georgia-Pacific Group purchases the remainder of its timber and wood fiber from a large number of other suppliers.

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

ENVIRONMENTAL REGULATION. The Georgia-Pacific Group's key businesses also are subject to extensive environmental regulation that has resulted and in the next few years will result in major capital expenditures and modifications to production processes to ensure compliance. Among these requirements are the Clean Air Act, the Clean Water Act and the "Cluster Rule." On April 15, 1998, the U.S. Environmental Protection Agency promulgated a set of regulations known as the Cluster Rule that establishes new requirements for air emissions and wastewater discharges from pulp and paper mills. The Georgia-Pacific Group estimates that it will make capital expenditures up to approximately $550 million through April 2006, in order to comply with the Cluster Rule's requirements. Of that total, approximately $160 million was spent through 1999 and about $350 million will be spent by the end of 2000. The Georgia-Pacific Group is also subject to other federal and state laws, including the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act. There can be no assurance that such laws or future legislation or administrative or judicial action with respect to protection of the environment will not have a material adverse effect on net sales, operating income or cash flows of the Georgia-Pacific Group.


NOTE 3.   OPERATING SEGMENT INFORMATION

The Georgia-Pacific Group has five reportable operating segments: building products, building products distribution, containerboard and packaging, pulp and paper, and paper distribution.

Manufactured products in the building products segment consist primarily of wood panels (plywood, oriented strand board, hardboard and particleboard), lumber, gypsum products and chemicals. The building products distribution segment sells a wide range of building products manufactured by the Georgia-Pacific Group or purchased from others. These segments of the business are primarily affected by the level of housing starts; the level of repairs, remodeling and additions; industrial markets; commercial building activity; the availability and cost of financing; and changes in industry capacity.

The containerboard and packaging segment produces linerboard, medium, kraft and corrugated packaging. The pulp and paper segment produces communication papers, market pulp, bleached board and tissue. The paper distribution segment sells and distributes high-quality printing, writing and copying papers, and a broad range of packaging and maintenance supplies, equipment and services. Markets for these segments are affected primarily by changes in industry capacity, the level of economic growth in U.S. and export markets, and fluctuations in currency exchange rates.

The accounting policies of the segments are primarily the same as those described in the summary of significant accounting policies. The Georgia-Pacific Group evaluates performance based on profit or loss from operations before interest and income taxes (i.e., operating profit or loss).

The Georgia-Pacific Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.The Georgia-Pacific Group's reportable segments are strategic business units that offer different products and services. They are managed separately because each business has different customers and requires different production processes.

The "Other" nonreportable segment includes some miscellaneous businesses, certain goodwill amortization, unallocated corporate operating expenses, and the elimination of intersegment sales and related profits.The Georgia-Pacific Group has a large and diverse customer base, which includes some customers located in foreign countries. No single unaffiliated customer accounted for more than 10% of total sales in any year during the three years ended January 1, 2000. Sales to foreign markets in 1999, 1998 and 1997 were 7%, 7% and 8%, respectively. These sales were primarily to customers in Canada, Europe, Asia and Latin America. Information on operations in U.S. and foreign markets is as follows:

REVENUES*


                                                                                           Year ended
                                                                     ---------------------------------------------------------------
                                                                             January 1,             December 31,
(In millions)                                                                      2000              1998               1997
------------------------------------------------------------------------------------------------------------------------------------
United States                                                        $           16,518     $      12,298        $     11,911
Foreign countries                                                                 1,278               931              1,068
====================================================================================================================================

*Revenues are attributed to countries based on location of customer.

Because a substantial portion of the Georgia-Pacific Group's foreign revenues are derived from the sale of U.S.-produced products abroad, assets located outside the United States are not material.

                                                                             Building products          Containerboard
 (In millions)                                        Building products         distribution             and packaging
------------------------------------------------------------------------------------------------------------------------------------
1999
Net sales to unaffiliated customers                   $             3,869     $             4,858        $             2,327
Intersegment sales                                                  2,295                      11                         64
------------------------------------------------------------------------------------------------------------------------------------
   Total net sales                                    $             6,164     $             4,869        $             2,391
Operating profit (loss)                                             1,139                      63                        344
Depreciation, amortization and cost of timber
  harvested                                                           559                      36                        157
Property, plant and equipment investments                             265                      16                         92
Timber purchases                                                      372                       -                          -
Acquisitions                                                           51                       -                         23
Assets                                                              2,597                   1,006                      1,955
====================================================================================================================================
1998
Net sales to unaffiliated customers                   $             3,337     $             4,325        $             2,044
Intersegment sales                                                  2,455                       8                         60
------------------------------------------------------------------------------------------------------------------------------------
   Total net sales                                    $             5,792     $             4,333        $             2,104
Operating profit (loss)                                               603                       1                        106
Depreciation, amortization and cost of timber
  harvested                                                           641                      45                        148
Property, plant and equipment investments                             186                      12                         84
Timber purchases                                                      475                       -                          -
Acquisitions                                                           19                       -                         93
Assets                                                              2,517                     990                      1,871
====================================================================================================================================
1997
Net sales to unaffiliated customers                   $             3,139     $             4,398        $             1,765
Intersegment sales                                                  2,406                       8                         52
------------------------------------------------------------------------------------------------------------------------------------
   Total net sales                                    $             5,545     $             4,406        $             1,817
Operating profit (loss)                                               490                   (171)                        (6)
Depreciation, amortization and cost of timber
  harvested                                                           662                      48                        134
Property, plant and equipment investments                             169                      44                        132
Timber purchases                                                      481                       -                          -
Acquisitions                                                            -                       -                          -
Assets                                                              2,452                   1,179                      1,735
====================================================================================================================================


                                                                              Paper
(In millions)                                        Pulp and paper       distribution         All other          Combined
------------------------------------------------------------------------------------------------------------------------------------
1999
Net sales to unaffiliated customers                 $           3,407     $          3,331   $             4    $       17,796
Intersegment sales                                                484                    5          (2,859)*                 -
------------------------------------------------------------------------------------------------------------------------------------
   Total net sales                                  $           3,891     $          3,336    $      (2,855)    $       17,796
Operating profit (loss)                                           266                   78           (300)**             1,590


Depreciation, amortization and cost of timber
  harvested                                                       351                   26                74             1,203
Property, plant and equipment investments                         262                   45                41               721
Timber purchases                                                    -                    -                 -               372
Acquisitions                                                      755                  829                 -             1,658
Assets                                                          4,722                2,369             2,731            15,380
====================================================================================================================================
1998
Net sales to unaffiliated customers                 $           3,521     $              -     $           2    $       13,229
Intersegment sales                                                 33                    -          (2,556)*                 -
------------------------------------------------------------------------------------------------------------------------------------
   Total net sales                                  $           3,554     $              -     $    (2,554)     $       13,229
Operating profit (loss)                                           133                    -           (273)**               570
Depreciation, amortization and cost of timber
  harvested                                                       354                    -                85             1,273
Property, plant and equipment investments                         305                    -                45               632
Timber purchases                                                    -                    -                 -               475
Acquisitions                                                        -                    -                 -               112
Assets                                                          3,808                    -             2,352            11,538
====================================================================================================================================
1997
Net sales to unaffiliated customers                 $           3,675      $             -     $           2    $       12,979
Intersegment sales                                                 26                    -          (2,492)*                 -
------------------------------------------------------------------------------------------------------------------------------------
   Total net sales                                  $           3,701      $             -     $     (2,490)    $       12,979
Operating profit (loss)                                           201                    -           (251)**               263
Depreciation, amortization and cost of timber
  harvested                                                       386                    -                89             1,319
Property, plant and equipment investments                         306                    -                64               715
Timber purchases                                                    -                    -                 -               481
Acquisitions                                                        -                    -                 -                 -
Assets                                                          3,951                    -             2,462            11,779
====================================================================================================================================

*  Elimination of intersegment sales
** Includes some miscellaneous businesses, certain goodwill amortization, unallocated corporate operating expenses and the elimination of profit on intersegment sales.


RECONCILIATION OF SEGMENT OPERATING PROFITS TO COMBINED NET INCOME Georgia-Pacific Corporation -- Georgia-Pacific Group

                                                                                                  Year ended
                                                                     ---------------------------------------------------------------
                                                                             January 1,             December 31,
(In millions)                                                                      2000              1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Total operating profits                                                  $        1,590     $         570       $        263
Interest expense                                                                    426               372                381
Provision (benefit) for income taxes                                                448                87               (32)
------------------------------------------------------------------------------------------------------------------------------------


Income (loss) before extraordinary items and accounting change                      716               111               (86)
Extraordinary items, net of taxes                                                     -              (13)                  -
Accounting change, net of taxes                                                       -                 -               (60)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                        $          716     $          98       $       (146)
====================================================================================================================================



NOTE 4.  ACQUISITIONS, DIVESTITURES AND UNUSUAL ITEMS

ACQUISITIONS AND DIVESTITURES. The following acquisitions and divestitures were completed during 1999, 1998 and 1997.

At the end of the second quarter of 1999, the Georgia-Pacific Group, through its wholly owned subsidiary Atlanta Acquisition Corp., completed a tender offer for all the outstanding shares of common stock of Unisource, the largest independent marketer and distributor of printing and imaging paper and supplies in North America, and acquired 90.7% of the then outstanding shares of Unisource. On July 6, 1999, Atlanta Acquisition Corp. was merged with and into Unisource and, by virtue of such merger, shares of Unisource that were not tendered to the Georgia-Pacific Group (other than shares held by Unisource and the Georgia-Pacific Group and its subsidiaries) were converted into the right to receive $12.00 per Unisource share in cash, subject to dissenters' rights. The Georgia-Pacific Group is paying for such untendered shares as they are delivered to the exchange agent for cancellation. Through January 1, 2000, the Georgia-Pacific Group paid approximately $829 million for such shares. In addition, the Georgia-Pacific Group assumed $785 million of Unisource debt in the acquisition.

Unisource's results of operations were consolidated with those of the Georgia-Pacific Group beginning July 4, 1999. The Georgia-Pacific Group has accounted for this transaction using the purchase method to record a new cost basis for assets acquired and liabilities assumed. The allocation of the purchase price and acquisition costs to the assets acquired and liabilities assumed is preliminary as of January 1, 2000, and is subject to change pending finalization of studies of fair value and the finalization of management's plans to consolidate or close additional distribution centers. The difference between the purchase price and the fair market value of the assets acquired and liabilities assumed was recorded as goodwill and is being amortized over 40 years. The preliminary allocation of the purchase price of the acquisition is summarized as follows:

(In millions)
============================================================================
Current assets                                              $          1,228
Property, plant and equipment                                            230
Other noncurrent assets                                                   27
Goodwill                                                                 762
Liabilities                                                          (1,418)
----------------------------------------------------------------------------
Net cash paid for Unisource                                 $            829
============================================================================

The following unaudited pro forma financial data has been prepared assuming that the acquisition of Unisource and related financings were consummated on January 1, 1998. This pro forma financial data is presented for informational purposes and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated on January 1, 1998, nor does it include adjustments for expected synergies or cost savings. Accordingly, this pro forma data is not necessarily indicative of future operations.


(In millions, except per share amounts)                                                           Year ended
                                                                        ------------------------------------------------------------
                                                                                      January 1,                December 31,
                                                                                            2000                        1998
====================================================================================================================================
Net sales                                                                           $     20,812                $    20,246
Income (loss) before extraordinary items                                                     709                       (145)
Net income (loss)                                                                            709                       (158)
Basic income (loss) before extraordinary items per share                                    4.12                      (0.81)
Diluted income (loss) before extraordinary items per share                                  4.03                      (0.81)
Basic earnings (loss) per share                                                             4.12                      (0.88)
Diluted earnings (loss) per share                                                           4.03                      (0.88)
------------------------------------------------------------------------------------------------------------------------------------

The 1998 pro forma financial data includes non-recurring restructuring and asset write-down charges of $225 million ($178 million after taxes) taken by Unisource.

The Georgia-Pacific Group has nearly finalized and is in various phases of implementing plans to restructure existing Unisource activities, including the consolidation or closure of certain distribution centers, closure of the Unisource headquarters facility, termination of redundant headcount and the relocation of certain administrative functions. In connection with the acquisition of Unisource, the Georgia-Pacific Group recorded liabilities totaling approximately $71 million for employee termination (relating to approximately 1,680 hourly and salaried employees) and relocation costs, and $20 million for closing costs of 48 facilities. As a result of this program, approximately 580 employees were terminated and 31 facilities were closed or consolidated in 1999. Finalization of management's plans to consolidate or close additional distribution centers and changes in implementation plans could result in additional liabilities recorded as part of the purchase price or charges to earnings. The following table provides a rollforward of the $91 million reserve for restructuring from the date of acquisition through January 1, 2000:



                                                             Balance                                             Balance
                                                             July 4,                                          January 1,
(In millions)                                                   1999     Additions          Usage                   2000
------------------------------------------------------------------------------------------------------------------------------
Employee separation                                         $     71    $     -            $  (28)            $        43
Facility closing costs and asset
  impairments                                                     20          -                (6)                     14
------------------------------------------------------------------------------------------------------------------------------
Total                                                       $     91    $     -           $    (34)           $        57
==============================================================================================================================

In addition, during 1999, the Georgia-Pacific Group completed the acquisition of a packaging plant, four treated lumber facilities, a chemical business and lumber transportation assets for a total consideration of approximately $74 million in cash. The results of operations of the packaging plant and treated lumber facilities were consolidated with those of the Georgia-Pacific Group beginning in the second quarter of 1999. The operating results of the chemical business and lumber transportation assets were consolidated with those of the Georgia-Pacific Group beginning in the third and fourth quarters, respectively, of 1999. The Georgia-Pacific Group has accounted for these business combinations using the purchase method to record a new cost basis for assets acquired and liabilities assumed.

Effective October 3, 1999, the Georgia-Pacific Group and Chesapeake completed a previously announced agreement to create Georgia-Pacific Tissue, a joint venture in which the two companies have combined their away-from-home tissue businesses. The Georgia-Pacific Group contributed substantially all the assets of its commercial tissue business to the joint venture. The Georgia-Pacific Group controls and manages the joint venture and owns 95% of its equity. Chesapeake contributed the assets of its Wisconsin Tissue business to the joint venture, for which it received a 5% equity interest in the joint venture and an initial cash distribution of approximately $755 million.

The results of the Wisconsin Tissue operations were combined with the Georgia-Pacific Group's commercial tissue business beginning on October 3, 1999, when the Georgia-Pacific Tissue joint venture was formed. The Georgia-Pacific Group has accounted for this transaction using the purchase method to record a new cost basis for assets acquired and liabilities assumed. The allocation of the purchase price and acquisition costs to the assets acquired and liabilities assumed is preliminary as of January 1, 2000, and is subject to change pending the finalization of management's plans for manufacturing and distribution activities. The difference between the purchase price and the fair market value of the assets acquired and liabilities assumed was recorded as goodwill and is being amortized over 40 years. The preliminary allocation of the purchase price of the acquisition is summarized as follows:

(In millions)
======================================================================
Current assets                                            $        97
Property, plant and equipment                                     632
Goodwill                                                          290
Liabilities                                                     (264)
-----------------------------------------------------------------------
Net cash paid for Wisconsin Tissue                        $       755
=======================================================================

The Georgia-Pacific Group has completed an organizational restructuring of the sales, marketing, administrative and manufacturing support activities for its away-from-home tissue business, which resulted in the elimination of approximately 300 salaried and hourly positions. The Georgia-Pacific Group recorded liabilities totaling approximately $7 million for termination and relocation costs of Wisconsin Tissue employees. This $7 million liability was included as part of the Wisconsin Tissue assets purchase price. In addition, the Georgia-Pacific Group recorded liabilities totaling approximately $2 million for the termination and relocation of employees of the Georgia-Pacific Group. This $2 million liability was charged to earnings in 1999. As a result of these programs, approximately 100 employees were terminated and approximately $2 million of the termination and relocation reserves was used in 1999. The Georgia-Pacific Group has not yet finalized its plans for manufacturing and distribution activities. Finalization of these plans may result in additional liabilities recorded as part of the purchase price or charges to earnings.

In June 1999, the Corporation sold 440,000 acres of its timberlands in Maine. In conjunction with this sale, the Corporation received notes from the purchaser in the amount of $51 million. In November 1999, the Corporation monetized these notes through the issuance of notes payable in a private placement. The proceeds of this transaction were credited to The Timber Company through the intergroup account. The Corporation will use proceeds from the notes received from the purchaser to fund payments required for the notes payable. The notes receivable are classified as "Other assets" and the notes payable are classified as "Other long-term liabilities" on the accompanying balance sheets at January 1, 2000.

On June 30, 1998, the Georgia-Pacific Group completed its acquisition of CeCorr, a leading independent producer of corrugated sheets in the United States. On June 30, 1998, the Georgia-Pacific

Group paid approximately $93 million in cash (net of $2 million of cash acquired) and issued approximately 3.2 million shares of Georgia-Pacific Group stock valued at approximately $28.94 per share for all the outstanding shares of CeCorr. In addition, the Georgia-Pacific Group assumed approximately $92 million of CeCorr's debt, of which $34 million was owed to the Georgia-Pacific Group ($58 million net debt assumed). On July 2, 1998, a former owner of CeCorr exercised his right to resell to the Georgia-Pacific Group approximately 2.2 million shares of Georgia-Pacific Group stock issued in the transaction. CeCorr's results of operations were consolidated with those of the Georgia-Pacific Group beginning July 1, 1998. The Georgia-Pacific Group accounted for the CeCorr acquisition using the purchase method to record a new cost basis for assets acquired and liabilities assumed.

In March 1997, the Corporation sold its Martell, California, operations for $308 million. Assets included in this transaction were 127,000 acres of timberlands allocated to The Timber Company, and a sawmill and a particleboard plant allocated to the Georgia-Pacific Group. In conjunction with the sale of its Martell operations, the Corporation received notes from the purchaser in the amount of $270 million related to the timberlands. In April 1997, the Corporation monetized the notes through the issuance of notes payable in a private placement. The proceeds of this transaction were credited to The Timber Company through the intergroup account. The notes receivable are classified as "Other assets" and the notes payable are classified as "Other long-term liabilities" on the accompanying balance sheets. The Georgia-Pacific Group recognized a pretax gain of approximately $14 million ($9 million after taxes) on the portion of the sale allocated to the sawmill and the particleboard plant. The amount is reflected in "Other income" on the accompanying statements of income.

BUILDING PRODUCTS DISTRIBUTION SEGMENT RESTRUCTURING. In December 1997, the Georgia-Pacific Group began a restructuring plan that included disposing of its millwork fabrication facilities nationwide as well as several building products distribution centers located in the Western United States. A reserve of $70 million was recorded in the 1997 fourth quarter for anticipated liabilities and write-down of assets associated with the plan. The execution of the plan included termination of approximately 1,770 employees in 1998. The employees included hourly and salaried personnel employed in the identified millwork fabrication facilities and distribution centers, and associated sales and administrative personnel. The Georgia-Pacific Group also accrued related pension, outplacement and retention expenses for these employees. The total amount of the 1997 charge related to employee severance was $15 million and is reflected in "Cost of sales" and "General and administrative" expenses on the accompanying statements of income. No termination benefits were paid in 1997 related to this plan.

The following table provides a rollforward of the remaining reserves for business restructurings from December 31, 1998 to January 1, 2000:


                                                             Balance                                              Balance
                                                        December 31,                                           January 1,
(In millions)                                                   1998     Additions          Usage                    2000
-----------------------------------------------------------------------------------------------------------------------------
Employee separation                                    $           -     $         -        $          -       $        -
Facility closing costs and asset
  impairments                                                      2               -                 (2)                -
-----------------------------------------------------------------------------------------------------------------------------
Total                                                  $           2     $         -        $        (2)       $        -
=============================================================================================================================

Prior to 1996, the Georgia-Pacific Group implemented a program to change and improve certain processes in the building products distribution segment. The Georgia-Pacific Group expensed $10 million of termination benefits in 1997 related to this program. As a result of this program, approximately 720 employees were terminated in 1997.

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

Supplemental information on the accounts receivable balances at January 1, 2000 and December 31, 1998 is as follows:

                                                                                       January 1,               December 31,
 (In millions)                                                                               2000                       1998
------------------------------------------------------------------------------------------------------------------------------------
Receivables
Trade                                                                                $      2,183              $       1,169
Other                                                                                         138                         87
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            2,321                      1,256
Less allowances                                                                                25                         25
------------------------------------------------------------------------------------------------------------------------------------
Receivables, net                                                                     $      2,296              $        1,231
====================================================================================================================================

In June 1999, the Corporation renegotiated its accounts receivable secured borrowing program and increased the amount outstanding under the program from $280 million to $750 million. The program expires in April 2000. In connection with the acquisition of Unisource, the Corporation assumed former Unisource programs to pledge up to $150 million of certain qualifying U.S. accounts receivable and up to CN$70 million of certain eligible Canadian accounts receivable. The U.S. program expires in April 2000 and the Canadian program expires in May 2004. At January 1, 2000, approximately $948 million was outstanding under the Corporation's and Unisource's programs in the aggregate. All programs are accounted for as secured borrowings.

The $948 million and $280 million of receivables outstanding under these programs at January 1, 2000 and December 31, 1998, respectively, and the corresponding debt are included as both "Receivables" and "Commercial paper and other short-term notes" on the Corporation's balance sheets. A portion of the cost of the accounts receivable secured borrowing programs is based on the creditors' level of investment and borrowing costs. The Corporation pays fees based on its senior debt ratings. The total cost of the programs, which was $36 million in 1999, $17 million in 1998 and $19 million in 1997, is included in interest expense on the Corporation's statements of income.

Under the accounts receivable secured borrowing programs, the maximum amount of the creditors' investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables.


NOTE 6.  INDEBTEDNESS

The Corporation's indebtedness includes the following:



                                                                                       January 1,               December 31,
 (In millions)                                                                               2000                       1998
-----------------------------------------------------------------------------------------------------------------------------------

Debentures, 8.6% average rate, payable through 2029                                  $      3,589               $      3,100
Notes, 6.1% average rate, payable through 2006                                                400                        400
Revenue bonds, 5.5% average rate, payable through 2029                                        653                        637
Other loans, 7.3% average rate, payable through 2005                                           28                         29
Capital leases, 10.1% average rate, payable through 2010                                       14                          -
Less: unamortized discount                                                                   (24)                       (19)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            4,660                      4,147
Less: long-term portion of debt                                                             4,621                      4,125
-----------------------------------------------------------------------------------------------------------------------------------
Current portion of long-term debt                                                              39                         22
Commercial paper and other short-term notes, 6.5% average rate                              2,067                      1,209
Bank overdrafts, net                                                                          297                        195
-----------------------------------------------------------------------------------------------------------------------------------
Total short-term debt                                                                       2,403                      1,426
-----------------------------------------------------------------------------------------------------------------------------------
Total debt                                                                           $      7,024               $      5,551
===================================================================================================================================
Georgia-Pacific Group's portion of Corporation debt:
    Short-term debt                                                                  $      2,071               $       1,173
    Long-term debt, excluding current portion                                               3,983                      3,395
-----------------------------------------------------------------------------------------------------------------------------------
Georgia-Pacific Group's total debt                                                   $      6,054               $       4,568
===================================================================================================================================
The Timber Company's portion of Corporation debt:
    Short-term debt                                                                  $        332               $         253
    Long-term debt, excluding current portion                                                 638                         730
-----------------------------------------------------------------------------------------------------------------------------------
The Timber Company's total debt                                                      $        970               $         983
===================================================================================================================================
 Weighted average interest rate on Corporation debt at year end                              7.2%                       7.2%
===================================================================================================================================

For additional information regarding financial instruments, see Notes 7 and 8.

     The scheduled maturities of the Corporation's long-term debt for the next five years are as follows: $39 million in 2000, $9 million in 2001, $376 million in 2002, $317 million in 2003 and $35 million in 2004.


NOTES, DEBENTURES AND OTHER LOANS. During 1999, in connection with the formation of Georgia-Pacific Tissue, the Corporation issued $500 million of 7.75% Debentures Due November 15, 2029.

During 1998, the Corporation issued $300 million of 7.25% Debentures Due June 1, 2028 and a $14 million floating rate note due September 30, 2003. In January 1998, the Corporation redeemed $200 million of 9-3/4% Sinking Fund Debentures Due January 15, 2018. In February 1998, the Corporation redeemed $200 million of 9-1/2% Debentures Due February 15, 2018. The Corporation recorded an after-tax extraordinary loss of approximately $14 million related to these redemptions, of which $12 million was allocated to the Georgia-Pacific Group based on the ratio of the Georgia-Pacific Group's debt to the Corporation's total debt.

REVOLVING CREDIT FACILITY. During 1999, the Corporation increased the amount of its unsecured revolving credit facility from $1.5 billion to $2.0 billion. This unsecured revolving credit facility is used for direct borrowings and as support for commercial paper and other short-term borrowings. Under the agreement with Bank of America National Trust and Savings Association and 14 other domestic and international banks, $1 billion will terminate in July 2000 and $1 billion will terminate in 2004. As of January 1, 2000, $1,145 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.

Borrowings under the agreement bear interest, at the election of the Corporation, at either (i) the higher of the Federal Funds Rate plus 1/2% or the stipulated bank lending rate or (ii) LIBOR plus 0.2625% or (iii) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a facility fee of 0.125% and 0.150% per annum on the aggregate commitments of the lenders under Tranche A and Tranche B, respectively, and a utilization fee of 0.125%. Fees and margins may be adjusted upward or downward according to a pricing grid based on the Corporation's long-term debt ratings. At January 1, 2000, $855 million was borrowed under the credit agreement at a weighted average interest rate of 6.5%. Amounts outstanding under the revolving credit facility are included in "Commercial paper and other short-term notes" on the Corporation's balance sheets.

The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness, including senior deferrable notes, to earnings before interest, taxes, depreciation and amortization [EBITDA]) of 4.5 to 1.0, which is to be maintained by the Corporation throughout the term of the credit agreement. As of January 1, 2000, the Corporation's leverage ratio was 2.7 to 1.0.

COMMERCIAL PAPER AND OTHER SHORT TERM NOTES. These borrowings are classified by the Corporation as current liabilities, although all or a portion of them may be refinanced on a long-term basis in 2000.

REVENUE BONDS. At January 1, 2000, the Corporation had outstanding borrowings of approximately $653 million under certain industrial revenue bonds. During 1999, approximately $75 million of floating rate bonds were replaced, of which $73 million were refunded by fixed rate instruments and $2 million were replaced by floating rate instruments.

OTHER. At January 1, 2000, the amount of long-term debt secured by property, plant and equipment and by timber and timberlands was not material.

Prior to 1996, the Corporation sold certain assets of the Georgia-Pacific Group for $354 million and has agreed to lease the assets back from the purchaser over a period of 30 years. Under the agreement with the purchaser, the Corporation agreed to maintain a deposit (initially in the amount of $322 million) that, together with interest earned thereon, was expected to be sufficient to fund the Corporation's lease obligation, including the repurchase of assets at the end of the term. This transaction was accounted for as a financing arrangement. At the inception of the agreement, the Georgia-Pacific Group recorded on its balance sheet an asset for the deposit from the sale of $305 million and a liability for the lease obligation of $302 million.

At January 1, 2000, the deposit and lease obligation balances were both $357 million. Of these amounts, approximately $16 million was recorded as a current asset and approximately $19 million was recorded as a current liability. The long-term portions of these amounts are recorded in "Other assets" and "Other long-term liabilities" on the accompanying balance sheets.

In October 1999, the Corporation entered into a financing arrangement to enhance the return on this deposit by issuing $379 million of 5.74% Debentures Due April 5, 2005 that were legally defeased with deposits of an equal amount. Accordingly, the debentures and related deposits are not reflected on the accompanying balance sheets.

In connection with the acquisition of Unisource, the Corporation assumed former Unisource industrial revenue bonds in the amount of $9 million and capital leases in the amount of $12 million. Additionally, the Corporation assumed other long-term debt in the amount of $447 million and bank overdrafts in the amount of $120 million, and retained accounts receivable secured borrowing programs in the amount of $197 million. These amounts are included in the Corporation's total debt.

During 1999, the Board increased the corporate target debt level under which the Corporation can purchase shares of Georgia-Pacific Group and The Timber Company common stock on the open market from $5.75 billion to $6.8 billion. In addition, the Board increased the Georgia-Pacific Group's target debt level from $4.75 billion to $5.8 billion. The Timber Company's target debt level remains at $1.0 billion.

Also during 1999, the Corporation registered for sale up to $2.975 billion of debt and equity securities under a shelf registration statement filed with the Securities and Exchange Commission. The Corporation registered $1.725 billion under such registration statement related to the PEPS Units ($862.5 million of which was received on July 7, 1999 in exchange for senior deferrable notes, and $862.5 million of Georgia-Pacific Group stock will be issued upon exercise of the purchase contracts) (see Note 7 of the Notes to Combined Financial Statements). The $862.5 million of cash (less expenses) raised in this sale of the PEPS Units was used to pay for the acquisition of Unisource. In addition, the Corporation registered the $500 million of 7.75% Debentures Due November 15, 2029 under this registration statement.


NOTE 7.  SENIOR DEFERRABLE NOTES

On July 7, 1999, the Corporation issued 17,250,000 of 7.5% PEPS Units for $862.5 million. Each PEPS Unit had an issue price of $50 and consists of a contract to purchase shares of Georgia-Pacific Group stock on or prior to August 16, 2002 and a senior deferrable note of the Georgia-Pacific Group due August 16, 2004. Each purchase contract yields interest of 0.35% per year, paid quarterly, on the $50 stated amount of the PEPS Unit. Each senior deferrable note yields interest of 7.15% per year, paid quarterly, until August 16, 2002. On August 16, 2002, following a remarketing of the senior deferrable notes, the interest rate will be reset at a rate that will be equal to or greater than 7.15%. The liability related to the PEPS Units is classified as "Senior deferrable notes" on the accompanying balance sheets and is not included in the debt amount for purposes of determining the corporate and Georgia-Pacific Group debt targets. The senior deferrable notes and related interest expense are allocated specifically to the Georgia-Pacific Group.

NOTE 8.  FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:

                                                               January 1, 2000                    December 31, 1998
                                                      ----------------------------------------------------------------------------
                                                          Carrying           Fair            Carrying            Fair
(In millions)                                              Amount            Value            Amount             Value
----------------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Commercial paper and other short-term notes
    (Note 6)                                          $          2,067  $          2,067 $          1,209  $           1,209
  Notes and debentures (Note 6)                                  3,989            3,952             3,500              3,783
  Revenue bonds (Note 6)                                           653              564               637                587
  Other loans (Note 6)                                              28               27                29                 29
  Senior deferrable notes (Note 7)                                 863              866                 -                  -
  Interest rate exchange agreements                                  *              (1)                 *                 14
Notes receivable                                                   350              350                 -                  -
----------------------------------------------------------------------------------------------------------------------------------

* The Corporation's balance sheets at January 1, 2000 and December 31, 1998 included accrued interest of $1 million and $1 million, respectively, related to these agreements.

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

REVENUE BONDS, SENIOR DEFERRABLE NOTES, OTHER LOANS AND NOTES RECEIVABLE. The fair value of revenue bonds, senior deferrable notes, other loans and notes receivable that have not been monetized was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

INTEREST RATE AND FOREIGN CURRENCY EXCHANGE AGREEMENTS. The Corporation has used interest rate swap and foreign currency exchange agreements in the normal course of business to manage and reduce the risk inherent in interest rate and foreign currency fluctuations.

The Corporation uses interest rate swap arrangements to manage its exposure to interest rate changes. Such arrangements are considered hedges of specific borrowings, and differences paid and received under the swap arrangements are recognized as adjustments to interest expense. Under these agreements, the Corporation makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The Corporation entered into interest rate exchange agreements in prior years to protect against the increased cost associated with a rise in interest rates. At January 1, 2000, the Corporation had outstanding interest rate exchange agreements that effectively converted $608 million of floating rate obligations with a weighted average interest rate of 5.9% to fixed rate obligations with an average effective interest rate of approximately 6.4%. These agreements increased interest expense by $7 million, $11 million and $16 million for the years ending January 1, 2000 and December 31, 1998 and 1997, respectively. As of January 1, 2000, these agreements had a weighted average maturity of approximately 2.6 years. As of January 1, 2000, the Corporation's total floating rate debt, including the accounts receivable secured borrowing programs, exceeded related interest rate exchange agreements by $1,957 million.

The estimated fair value of the Corporation's (asset) liability under interest rate exchange agreements at January 1, 2000 and December 31, 1998 was $(1) million and $14 million, respectively, and represents the estimated amount the Corporation could have paid (received) to terminate the agreements. The fair value at January 1, 2000 and December 31, 1998 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

The Corporation also enters into foreign currency exchange agreements and commodity futures and swaps, the amounts of which were not material to the consolidated financial position of the Corporation at January 1, 2000 and December 31, 1998.

The Corporation may be exposed to losses in the event of nonperformance of counterparties but does not anticipate such nonperformance.

NOTE 9.  INCOME TAXES

The provision for income taxes includes the Georgia-Pacific Group's allocated portion of income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Georgia-Pacific Group's provision (benefit) for income taxes consists of the following:

                                                                                           Year ended
                                                                     ---------------------------------------------------------------
                                                                             January 1,             December 31,
(In millions)                                                                      2000              1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Federal income taxes:
  Current                                                                 $         431          $     44          $     (50)
  Deferred                                                                         (50)                33                 24
State income taxes:
  Current                                                                            76                 9               (16)
  Deferred                                                                          (9)                 1                 10
------------------------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                                      $         448          $     87          $     (32)
====================================================================================================================================


                                                                                           Year ended
                                                                     ---------------------------------------------------------------
                                                                             January 1,             December 31,
(In millions)                                                                      2000              1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Income taxes paid by the Corporation, net of refunds                     $          620          $     21          $      51
====================================================================================================================================
Portion of income tax paid (refunded) allocated to the
  Georgia-Pacific Group                                                             495              (90)               (21)
====================================================================================================================================

Income taxes paid by the Corporation during 1999 are net of approximately $8 million in state income tax refunds and $8 million in federal income tax refunds. Income taxes paid by the Corporation during 1998 were net of refunds of approximately $81 million, primarily related to a 1997 federal tax overpayment.

The federal statutory income tax rate was 35%. The Georgia-Pacific Group's provision (benefit) for income taxes is reconciled to the federal statutory rate as follows:

                                                                                           Year ended
                                                                     ---------------------------------------------------------------
                                                                             January 1,             December 31,
(In millions)                                                                      2000              1998               1997
------------------------------------------------------------------------------------------------------------------------------------

Provision (benefit) for income taxes computed at the federal
  statutory tax rate                                                        $       407        $       69          $    (42)
State income taxes, net of federal benefit                                           46                 4                (5)
Goodwill amortization                                                                25                24                 23
Foreign sales corporation                                                          (25)               (6)                (8)
Other                                                                               (5)               (4)                  -
------------------------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes                                        $       448        $      87           $     (32)
====================================================================================================================================

     The components of the Georgia-Pacific Group's net deferred income tax liabilities are as follows:

                                                                                       January 1,               December 31,
(In millions)                                                                                2000                       1998
------------------------------------------------------------------------------------------------------------------------------------
Deferred income tax assets:
  Compensation-related accruals                                                   $           342                $       275
  Other accruals and reserves                                                                 120                         59
  Other                                                                                         -                          -
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              462                        334
  Valuation allowance                                                                           -                          -
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              462                        334
------------------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities:
  Property, plant and equipment                                                           (1,408)                     (1,172)
  Other                                                                                      (75)                        (88)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          (1,483)                     (1,260)
------------------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities, net                                              $       (1,021)                $      (926)
====================================================================================================================================
Included in the balance sheets:
  Deferred income tax assets*                                                     $          139                 $        61
  Deferred income tax liabilities**                                                       (1,160)                       (987)
------------------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities, net                                              $       (1,021)                $      (926)
====================================================================================================================================

* Net of current liabilities of $9 million at both January 1, 2000 and December 31, 1998.
** Net of long-term assets of $316 million and $235 million at January 1, 2000 and December 31, 1998, respectively.


NOTE 10.  RETIREMENT PLANS

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

Benefits under the majority of plans for hourly employees (including multiemployer plans) are primarily related to years of service. The Corporation has separate plans for salaried employees and officers under which benefits are primarily related to compensation and years of service. The officers' plan and certain Unisource salaried employee plans are not funded and are nonqualified for federal income tax purposes.

For the Georgia-Pacific Group, plan assets consist principally of common stocks, bonds, mortgage securities, interests in limited partnerships, cash equivalents and real estate. At January 1, 2000 and December 31, 1998, $114 million and $101 million, respectively, of noncurrent prepaid pension cost was included in "Other assets" on the accompanying balance sheets. Accrued pension liability of $136 million and $78 million at January 1, 2000 and December 31, 1998, respectively, was included in "Other long-term liabilities" on the accompanying balance sheets.

Pursuant to the provisions of SFAS No. 87, intangible assets of $3 million and $5 million were recorded as of January 1, 2000 and December 31, 1998, respectively, in order to recognize the required minimum liability.

In connection with the acquisition of Unisource and the formation of Georgia-Pacific Tissue, projected benefit obligations of $264 million and plan assets of $216 million related to solely administered plans are reflected as a "Transfer in" on the following table. The following table sets forth the change in projected benefit obligation and the change in plan assets for the solely administered plans allocated as described in Note 1 of the Notes to Combined Financial Statements under "Allocation of Employee Benefits":



                                                                                       January 1,               December 31,
 (In millions)                                                                               2000                       1998
--------------------------------------------------------------------------------------------------------------------------------
Change in projected benefit obligation
Projected benefit obligation at beginning of year                                    $      1,783              $       1,614
Service cost                                                                                   96                         82
Interest cost                                                                                 125                        113
Transfer in                                                                                   264                          -
Plan amendments                                                                                13                         12
Actuarial gains (losses)                                                                    (170)                         72
Foreign currency exchange rate changes                                                          2                        (2)
Benefits paid                                                                               (115)                      (108)
---------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at end of year                                          $      1,998              $       1,783
=================================================================================================================================
Change in plan assets
Fair value of assets at beginning of year                                            $      2,061              $       1,919
Actual return on plan assets                                                                  417                        229
Transfer in                                                                                   216                          -
Employer contributions                                                                          7                         23
Foreign currency exchange rate changes                                                          2                        (2)
Benefits paid                                                                               (115)                      (108)
---------------------------------------------------------------------------------------------------------------------------------
Fair value of assets at end of year                                                  $      2,588              $       2,061
=================================================================================================================================

     The funded status and the amounts recognized on the accompanying balance sheets for the solely administered plans are set forth in the following table:


                                                                                       January 1,               December 31,
 (In millions)                                                                               2000                       1998
------------------------------------------------------------------------------------------------------------------------------------
Funded status                                                                      $         591              $          280
Unrecognized actuarial gains                                                                (683)                      (313)
Unrecognized prior service cost                                                                73                         68
Unrecognized net (asset) obligation                                                             -                          -
------------------------------------------------------------------------------------------------------------------------------------
Net (accrued) prepaid benefit cost                                                 $         (19)             $           35
====================================================================================================================================
Amounts recognized on the balance sheets consist of:
Prepaid pension cost                                                               $         114              $          101
Accrued pension liability                                                                   (136)                       (78)
Intangible asset                                                                                3                          5
Deferred tax liability                                                                        (3)                          -
Accumulated other comprehensive income                                                          3                          7
------------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                              $         (19)             $           35
====================================================================================================================================

The Georgia-Pacific Group's share of the net periodic pension cost for solely administered and union-administered pension plans included the following:


                                                                                           Year ended
                                                                     -----------------------------------------------------------
                                                                             January 1,             December 31,
(In millions)                                                                      2000              1998               1997
--------------------------------------------------------------------------------------------------------------------------------
Service cost of benefits earned                                            $         96        $       82          $     83
Interest cost on projected benefit obligation                                       125               113                107
Expected return on plan assets                                                    (206)             (182)              (163)
Amortization of gains                                                              (11)              (13)                (7)
Amortization of prior service cost                                                    9                 8                  6
Amortization of net transition obligation                                             -                 -                (9)
Contributions to multiemployer pension plans                                          4                 4                  4
--------------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                                  $         17        $       12          $      21
=================================================================================================================================


     The following assumptions were used:

                                                                                                Year ended
                                                                     ---------------------------------------------------------------
                                                                             January 1,             December 31,
                                                                                   2000              1998               1997
------------------------------------------------------------------------------------------------------------------------------------

Discount rate used to determine the projected benefit obligation                   7.5%              6.5%               7.0%
Rate of increase in future compensation levels used to determine
  the projected benefit obligation                                                 5.7%              5.6%               5.5%
Expected long-term rate of return on plan assets used to
  determine net periodic pension cost                                              9.5%              9.5%               9.5%
------------------------------------------------------------------------------------------------------------------------------------

DEFINED CONTRIBUTION PLANS. The Corporation sponsors several defined contribution plans to provide eligible employees with additional income upon retirement. The Corporation's contributions to the plans are based on employee contributions and compensation. The allocated portion of the Corporation's contributions related to the Georgia-Pacific Group totaled $61 million in 1999, $51 million in 1998 and $47 million in 1997.

HEALTH CARE AND LIFE INSURANCE BENEFITS. The Corporation provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service or after reaching age 65. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs and other group coverage. The plans are funded through a trust established for the payment of active and retiree benefits. The Corporation contributes to the trust in the amounts necessary to fund current obligations of the plans.

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

In connection with the acquisition of Unisource and the formation of Georgia-Pacific Tissue, projected benefit obligations of $15 million are reflected as a "Transfer in" on the change in projected benefit obligation table below.

The following tables set forth the change in projected benefit obligation and the amounts recognized on the accompanying balance sheets:



                                                                                       January 1,               December 31,
 (In millions)                                                                               2000                       1998
------------------------------------------------------------------------------------------------------------------------------------
Change in projected benefit obligation
Projected benefit obligation at beginning of year                                    $        431              $         413
Service cost                                                                                    8                          7
Interest cost                                                                                  26                         26
Transfer in                                                                                    15                          -
Actuarial gains (losses)                                                                     (16)                          6
Benefits paid                                                                                (28)                       (21)
------------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at end of year                                          $        436              $         431
====================================================================================================================================


                                                                                       January 1,               December 31,

                                                                                             2000                       1998
------------------------------------------------------------------------------------------------------------------------------------
Funded status                                                                       $       (436)             $        (431)
Unrecognized actuarial gains                                                                 (82)                       (67)
Unrecognized prior service cost                                                                11                         11
Unrecognized net (asset) obligation                                                             -                          -
------------------------------------------------------------------------------------------------------------------------------------
Net accrued benefit cost                                                            $       (507)             $         (487)
====================================================================================================================================
Amounts recognized on the balance sheets consist primarily of:
Prepaid benefit cost                                                                $          -              $            -
Accrued benefit liability                                                                   (507)                      (487)
------------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                               $       (507)             $         (487)
====================================================================================================================================

Net periodic postretirement benefit cost included the following components:

                                                                                           Year ended
                                                                     ---------------------------------------------------------------
                                                                             January 1,             December 31,
(In millions)                                                                      2000              1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Service cost of benefits earned                                             $         8         $       7         $        7
Interest cost on accumulated postretirement benefit obligation                       26                26                 26
Amortization prior service cost                                                       1                 1                  1
Amortization of gains                                                               (2)               (2)                (3)
------------------------------------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                    $        33         $      32         $       31
====================================================================================================================================

For measuring the expected postretirement benefit obligation, a 7%, 8% and 9% annual rate of increase in the per capita claims cost was assumed for 1999, 1998 and 1997, respectively. The rate was assumed to decrease 1% per year to 5.5% in 2001 and remain at that level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at January 1, 2000, 6.0% at December 31, 1998 and 6.5% at December 31, 1997.

If the annual health care cost trend rate were increased by 1%, the accumulated postretirement benefit obligation would have increased by 10% as of January 1, 2000, 10% as of December 31, 1998 and 9% as of December 31, 1997. The effect of this change on the aggregate of service and interest costs would be an increase of 12% for 1999, 11% for 1998 and 14% for 1997.

If the annual health care cost trend rate were decreased by 1%, the accumulated postretirement benefit obligation would have decreased by 9% as of January 1, 2000, 9% as of December 31, 1998 and 9% as of December 31, 1997. The effect of this change on the aggregate of service and interest costs would be a decrease of 11% for 1999, 10% for 1998 and 13% for 1997.


NOTE 11.  COMMON AND PREFERRED STOCK

The Corporation's authorized capital stock consists of (i) 10 million shares of Preferred Stock and 25 million shares of Junior Preferred Stock, of which no shares were issued at January 1, 2000, and (ii) 400 million shares of Georgia-Pacific Group stock and 250 million shares of The Timber Company stock. The Georgia-Pacific Group stock has a par value of $0.80 per share, and 191,983,000 and 186,564,000 shares were issued as of January 1, 2000 and December 31, 1998, respectively. The Timber Company stock has a par value of $0.80 per share, and 93,904,000 and 92,785,000 shares were issued as of January 1, 2000 and December 31, 1998, respectively.

At January 1, 2000, the following authorized shares of common stock were reserved for issue:

Georgia-Pacific Group
--------------------------------------------------------------------------------
                                   -----------
1999 Unisource conversions                                         628,290
1999 Wisconsin Tissue conversions                                   92,960
1997 Long-Term Incentive Plan                                    8,090,826
1995 Outside Directors Stock Plan                                  332,193
1995 Shareholder Value Incentive Plan                            5,138,103
--------------------------------------------------------------------------------
                                   -----------
Common stock reserved                                           14,282,372
================================================================================
                                   ===========
The Timber Company
--------------------------------------------------------------------------------
                                   -----------
1997 Long-Term Incentive Plan                                    2,293,400
1995 Outside Directors Stock Plan                                  166,097
1995 Shareholder Value Incentive Plan                            3,959,600
--------------------------------------------------------------------------------
                                   -----------
Common stock reserved                                            6,419,097
================================================================================
                                   ===========

1997 LONG-TERM INCENTIVE PLANS. The Corporation reserved 9,000,000 shares of Georgia-Pacific Group stock for issuance under the Georgia-Pacific Group 1997 Long-Term Incentive Plan (the Georgia-Pacific Group Plan). Options covering 2,938,500; 34,000; 27,600; and 2,839,260 shares were granted under the
Georgia-Pacific Group Plan on January 29, March 2 and July 29, 1998 and January 28, 1999, respectively. These grants have a 10-year term and vest ratably over a three-year period.

The Corporation initially reserved 2,300,000 shares of The Timber Company stock for issuance under The Timber Company 1997 Long-Term Incentive Plan (The Timber Company Plan). Options covering 1,010,600 and 950 shares were granted under The Timber Company Plan on December 17, 1997 and January 28, 1999, respectively. These grants have a 10-year term and vest ratably over a four-year period and three-year period, respectively.

The Georgia-Pacific Group Plan authorizes grants of stock options, restricted stock and performance awards with respect to Georgia-Pacific Group stock. The Timber Company Plan authorizes grants of stock options, restricted stock and performance awards with respect to The Timber Company stock. The Corporation does not currently intend to grant awards under the Georgia-Pacific Group Plan to employees of The Timber Company. However, certain officers and employees of the Corporation with responsibilities involving both the Georgia-Pacific Group and The Timber Company may be granted options, restricted stock or performance awards under both the Georgia-Pacific Group Plan and The Timber Company Plan in a manner that reflects their responsibilities.

1990 LONG TERM-INCENTIVE PLAN. The Corporation reserved 8,000,000 and 4,000,000 shares of Georgia-Pacific Group stock and The Timber Company stock, respectively, for issuance under the 1990 Long-Term Incentive Plan (the 1990 Incentive Plan), which expired March 9, 1995. Shares were awarded to employees at no cost, based on increases in average market value of the Existing Common Stock. At the time shares were awarded, the market value of the stock was added to common stock and additional paid-in capital and was deducted from shareholders' equity (long-term incentive plan deferred compensation) on the Corporation's consolidated financial statements. Shares were restricted until they vested under the terms of the 1990 Incentive Plan. The long-term incentive plan deferred compensation was amortized over the vesting (restriction) period, generally five years, with adjustments made monthly for market price fluctuations. At the time awarded shares became vested, the Corporation paid on behalf of each participant a cash bonus in the amount of the estimated income tax liability to be incurred by the participant as a result of the award and cash bonus. Under the 1990 Incentive Plan, the Corporation issued 2,037,480 shares of Georgia-Pacific Group stock and 1,018,740 shares of The Timber Company stock. All such shares were vested as of October 1999.

Compensation expense allocated to the Georgia-Pacific Group was $2 million in 1999, $7 million in 1998 and $15 million in 1997 related to the 1990 Incentive Plan.

As a result of the Letter Stock Recapitalization, each share of restricted Existing Common Stock held in the 1990 Incentive Plan was redesignated as Georgia-Pacific Group stock, and an equal number of restricted shares of The Timber Company stock were distributed. The tax gross-up provided in the 1990 Incentive Plan was calculated based on the aggregate market value of the two classes of shares distributed to an individual at such time.

EMPLOYEE STOCK PURCHASE PLANS. The Corporation reserved 1,582,800 shares of Georgia-Pacific Group stock and 791,400 shares of The Timber Company stock for issuance under the 1997 Employee Stock Purchase Plan (the 1997 Purchase Plan), which offered employees the right to subscribe for shares of the Georgia-Pacific Group and The Timber Company at a subscription price of $27.785 and $22.52 per share, respectively, representing 85% of the mean of the high and low prices of the Corporation's Existing Common Stock on September 2, 1997. The subscription period expired on November 14, 1997. A subscriber purchased and paid for shares no later than November 30, 1999, but prior to the time of the subscriber's last contribution he/she could obtain a refund of his/her payments plus interest at a rate of 6% per annum in lieu of stock.

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

Under the 1997 Purchase Plan, the Corporation issued 1,397,000 and 698,500 shares of Georgia-Pacific Group stock and The Timber Company stock, respectively, in 1999.

1995 OUTSIDE DIRECTORS STOCK PLAN. The Corporation reserved 400,000 shares of Georgia-Pacific Group stock and 200,000 shares of The Timber Company stock for issuance under the 1995 Outside Directors Stock Plan (the Directors Plan), which provides for the issuance of shares of common stock to nonemployee directors of the Corporation on a restricted basis. Each nonemployee director was issued 692 and 784 restricted shares of Georgia-Pacific Group stock in 1999 and 1998, respectively, and 346 and 392 restricted shares of The Timber Company stock in 1999 and 1998, respectively.

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

Effective May 6, 1997, accrual of additional retirement benefits under the Corporation's retirement program for directors ceased, and the accrued benefits of each of the current nonemployee directors (the present value of which totaled $1,303,889 as of May 6, 1997) were converted into a grant of an equivalent number of shares of restricted stock under the Directors Plan. The total number of shares issued related to this conversion was 15,702.

EMPLOYEE STOCK OPTION PLANS. The 1995 Shareholder Value Incentive Plan (the
SVIP) provides for the granting of stock options having a term of either 5-1/2 or 10 years to officers and key employees. Under the amended and restated SVIP, no further grants may be made under that plan. Options having a term of 10 years become exercisable in 9-1/2 years unless certain performance targets tied to the Corporation's common stock performance are met, in which case the holder could exercise such options after 3, 4 or 5 years from the grant date. Options having a term of 5-1/2 years may be exercised only if such performance targets are met in the third, fourth or fifth year after such grant date. At the time options are exercised, the exercise price is payable in cash or by surrender of shares of common stock already owned by the optionee.

The 1994 Employee Stock Option Plan (the 1994 Option Plan) provided for the granting of stock options to certain nonofficer key employees. Under the 1994 Option Plan, the Corporation issued 253,000 and 230,900 shares of Georgia-Pacific Group stock in 1999 and 1998, respectively, and 146,350 and 75,550 shares of The Timber Company stock in 1999 and 1998, respectively. All remaining options were exercised in February 1999.

Following the Letter Stock Recapitalization, each outstanding stock option under the SVIP and the 1994 Option Plan was converted into separately exercisable options to acquire a number of shares of Georgia-Pacific Group stock and The Timber Company stock, each of which equaled the number of shares of Existing Common Stock specified in the original option. The exercise prices for the resulting Georgia-Pacific Group stock options and The Timber Company stock options were calculated by multiplying the exercise price under the original option from which they were converted by a fraction, the numerator of which was the average of the high and low price of Georgia-Pacific Group stock or The Timber Company stock, as the case may be, on December 17, 1997 and the denominator of which was the sum of such Georgia-Pacific Group and The Timber Company stock prices. This was intended to ensure that the aggregate intrinsic value of the options was preserved and the ratio of the exercise price per option to the market value per share was not reduced. In addition, the vesting provisions and option periods of the original grants remained the same following such conversion.

UNISOURCE CONVERSIONS. In connection with the acquisition of Unisource as described in Note 4 of the Notes to Combined Financial Statements, the Corporation converted certain stock options awarded under a former Unisource stock option plan (Unisource stock options) into Georgia-Pacific Group stock options. The conversion was intended to ensure that the aggregate intrinsic value of the Unisource stock options was preserved and the ratio of the exercise price per Unisource stock option to the market value per share of Georgia-Pacific Group stock was not reduced. Unisource stock options to purchase 2,633,459 shares had original grant dates ranging from November 10, 1994 through May 19, 1999 with a 10-year term, and vest ratably over three-year and five-year periods. These Unisource stock options were converted into options to purchase 629,648 shares of Georgia-Pacific Group stock at prices ranging from $31.88 to $91.58 per share. The vesting provisions and option periods of the original grants remained the same following such conversion. The value of these options at the acquisition date was $9.4 million and was included as part of the purchase price paid for Unisource. No options to purchase The Timber Company stock were issued as part of the conversion.

The Corporation also issued 40,152 restricted shares of Georgia-Pacific Group stock under the 1997 Long-Term Incentive Plan to two former Unisource officers who became officers of the Corporation. Each officer was issued 20,076 restricted shares of Georgia-Pacific Group stock. At the time restricted shares were awarded, the average of the high and low market value of the stock was added to common stock and additional paid-in capital and was deducted from shareholders' equity (long-term incentive plan deferred compensation) on the Corporation's consolidated financial statements. The long-term incentive plan deferred compensation of $2 million is being amortized over the vesting (restriction) period, which is three years.

WISCONSIN TISSUE CONVERSIONS. In connection with the formation of Georgia-Pacific Tissue, as described in Note 4 of the Notes to Combined Financial Statements, the Corporation converted certain outstanding stock options awarded under a Chesapeake stock option plan (Chesapeake stock options) into Georgia-Pacific Group stock options. The conversion was intended to ensure that the aggregate intrinsic value of the Chesapeake stock options was preserved and the ratio of the exercise price per Chesapeake stock option to the market value per share of Georgia-Pacific Group stock was not reduced. Chesapeake stock options to purchase 172,250 shares had original grant dates ranging from August 11, 1997 through April 16, 1999, with a vesting period of three years and a 10-year term.

These Chesapeake stock options were converted into options to purchase 92,960 shares of Georgia-Pacific Group stock at prices ranging from $36.20 to $50.36 per share. The vesting provisions and option periods of the original grants remained the same following such conversion. The stock options' total value of $1.3 million was included in the asset purchase price on the date the Corporation formed Georgia-Pacific Tissue. No options to purchase The Timber Company stock were issued as part of the conversion.

Additional information relating to the Corporation's existing employee stock option plans is as follows:

                                                                          Year ended January 1,
                                                                2000                               2000
------------------------------------------------------------------------------------------------------------------------
                                              ----------
                                                       Georgia-Pacific Group                The Timber Company
------------------------------------------------------------------------------------------------------------------------
                                              ----------
                                                                          Weighted                             Weighted
                                                                           Average                              Average
                                                                          Exercise                             Exercise
                                                             Shares          Price               Shares           Price
------------------------------------------------------------------------------------------------------------------------
                                              ----------
Options outstanding at January 1, 1999                   11,704,600  $       27.03            5,544,850  $        22.26
Options granted/ converted                                3,561,868          36.10                  950           22.56
Options exercised/ surrendered                           (3,974,803)         26.89            (417,150)           17.66
Options canceled                                           (461,974)         28.25            (164,100)           19.69
------------------------------------------------------------------------------------------------------------------------
                                              ----------
Options outstanding at January 1, 2000                   10,829,691* $       30.01           4,964,550*  $        22.33
Options available for grant at January 1, 2000            3,160,640                          1,288,450
------------------------------------------------------------------------------------------------------------------------
                                              ----------
Total reserved shares                                    13,990,331                          6,253,000
========================================================================================================================
                                              ==========
Options exercisable at January 1, 2000                    2,936,311  $        30.17           2,972,400  $        22.32
Option prices per share:
   Granted/converted                                      $32 - $92                                $23
   Exercised/surrendered                                  $26 - $37                          $21 - $23
   Canceled                                               $26 - $32                          $21 - $23
*Options outstanding by exercise price:
 $20.95 - $25.13                                                                             4,964,550  $         22.33
  Average remaining life                                                                     7.0 years
$25.84 - $31.88                                           7,451,500  $        27.15

  Average remaining life                                  7.3 years
$32.17 - $44.07                                           3,018,453  $         32.68
  Average remaining life                                  8.1 years
$45.77 - $61.63                                              56,631  $         52.80
  Average remaining life                                  7.0 years
$63.73 - $91.58                                             303,107  $         69.46
  Average remaining life                                  6.9 years
==================================================================================
                              ================



                                                                         Year ended December 31,
                                                               1998**                              1998
--------------------------------------------------------------------------------------------------------------------------
                                               ----------------
                                                       Georgia-Pacific Group                The Timber Company
--------------------------------------------------------------------------------------------------------------------------
                                               ----------------
                                                                          Weighted                             Weighted
                                                                           Average                              Average
                                                                          Exercise                             Exercise
                                                             Shares          Price               Shares           Price
--------------------------------------------------------------------------------------------------------------------------
                                               ----------------
Options outstanding at January 1, 1998                   10,038,200  $       26.66           6,029,600  $         22.20
Options granted                                           3,000,100          28.23                   -                -
Options exercised/ surrendered                            (637,200)          27.22            (180,400)           21.52
Options canceled                                          (696,500)          26.71            (304,350)           21.54
--------------------------------------------------------------------------------------------------------------------------
                                               ----------------
Options outstanding at December 31, 1998                 11,704,600  $        27.03           5,544,850  $        22.26
Options available for grant at December 31, 1998          5,999,900                           1,289,400
--------------------------------------------------------------------------------------------------------------------------
                                               ----------------
Total reserved shares                                    17,704,500                           6,834,250
==========================================================================================================================
                                               ================
Options exercisable at December 31, 1998                  2,220,633  $        28.43           1,448,975  $         23.28
Average remaining life of options outstanding             7.1 years                           6.3 years
Option prices per share:
   Granted                                                $28 - $30                                  $-
   Exercised/surrendered                                  $21 - $29                           $17 - $23
   Canceled                                               $21 - $29                           $17 - $25
   Outstanding                                            $26 - $31                           $21 - $25
===========================================================================================================================
                                               ================

                                                                         Year ended December 31,
                                                                    1997**                              1997
-------------------------------------------------------------------------------------------------------------------------------
                                               ----------------
                                                            Georgia-Pacific Group                The Timber Company
-------------------------------------------------------------------------------------------------------------------------------
                                               ----------------
                                                                               Weighted                             Weighted
                                                                                Average                              Average
                                                                               Exercise                             Exercise
                                                                  Shares          Price               Shares           Price
-------------------------------------------------------------------------------------------------------------------------------
                                               ----------------

Options outstanding at December 17, 1997                      10,042,400  $       19.47            5,021,200  $        15.78
Options granted                                                        -              -            1,010,600           25.13
Options exercised/ surrendered                                     (600)          21.00                (300)           17.01
Options canceled                                                 (3,600)          26.93              (1,900)           21.83
-------------------------------------------------------------------------------------------------------------------------------
                                               ----------------
Options outstanding at December 31, 1997                      10,038,200  $       26.66            6,029,600  $        22.20
Options available for grant at December 31, 1997               9,000,000                           1,289,400
-------------------------------------------------------------------------------------------------------------------------------
                                               ----------------
Total reserved shares                                         19,038,200                           7,319,000
===============================================================================================================================
                                               ================
Options exercisable at December 31, 1997                         789,332  $        26.41             391,100  $        21.39


Average remaining life of options outstanding                  5.7 years                           6.3 years
Option prices per share
(December 17 through December 31, 1997):
   Granted                                                            $-                                 $25
   Exercised/surrendered                                             $21                                 $17
   Canceled                                                   $ 26 - $29                           $21 - $23
   Outstanding                                                $ 21 - $29                           $17 - $25
=================================================================================================================================
                                               ================


** All shares and prices reflect the two-for-one stock split of the Georgia-Pacific Group's stock on May 14, 1999.


                                                                Period ended
                                                                December 16,
                                                                     1997***
------------------------------------------------------------------------------
                               --------------
Georgia-Pacific Corporation
------------------------------------------------------------------------------
                               --------------
                                                                    Weighted
                                                                     Average
                                                                    Exercise
                                                         Shares        Price
------------------------------------------------------------------------------
                               --------------
Options outstanding at January 1, 1997                4,092,300  $     57.48
Options granted                                       1,746,700        52.84
Options exercised/ surrendered                        (514,950)        69.94
Options canceled                                      (302,850)        55.04
------------------------------------------------------------------------------
                               --------------
Options outstanding at December 16, 1997              5,021,200  $     54.73
Options available for grant at December 16, 1997      2,966,100
------------------------------------------------------------------------------
                               --------------

Total reserved shares                                 7,987,300
==============================================================================
                               ==============
Options exercisable at December 16, 1997                396,766  $     70.69
Average remaining life of options outstanding         5.7 years
Option prices per share:
   Granted                                                  $53
   Exercised/surrendered                              $59 - $75
   Canceled                                           $52 - $75
=============================================================================
                               ==============

*** All shares and prices reflect the Corporation's Existing Common Stock through December 16, 1997.


SHAREHOLDER RIGHTS PLAN. On December 16, 1997, shareholders approved an amended and restated Shareholder Rights Plan (the Rights Agreement) pursuant to which preferred stock purchase rights (the Rights) are issued on each outstanding share of Georgia-Pacific Group stock (a Georgia-Pacific Group Right), which will entitle the holders thereof to purchase shares of Series B Junior Preferred Stock under the conditions specified in the Rights Agreement, and on each outstanding share of The Timber Company stock (a Timber Company Right), which will entitle the holders thereof to purchase shares of Series C Junior Preferred Stock under the conditions specified in the Rights Agreement.

The Rights will expire on December 31, 2007, unless earlier redeemed by the Corporation or extended. The Rights would be exercisable only if a person or group acquires 15% or more of the total voting rights of all then outstanding shares of common stock of the Corporation or commences a tender offer that would result in such person or group beneficially owning 15% or more of the total voting rights of all then outstanding shares of common stock of the Corporation. In such event, each Right would entitle the holder to purchase from the Corporation (i) in the case of a Georgia-Pacific Group Right, one one-hundredth of a share of Series B Junior Preferred Stock (a Series B Unit) at a purchase price of $175 (the Series B Unit Purchase Price), subject to adjustment, and
(ii) in the case of a Timber Company Right, one one-hundredth of a share of Series C Junior Preferred Stock (a Series C Unit) at a purchase price of $100 (the Series C Unit Purchase Price), subject to adjustment.

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

CAPITAL STOCK. During 1999, the Corporation purchased on the open market approximately 6.2 million shares of Georgia-Pacific Group stock at an aggregate price of $257 million ($41.45 average per share), all of which were held as treasury stock at January 1, 2000. During 1998, the Corporation purchased approximately 15.4 million shares of Georgia-Pacific Group stock (including 2.2 million shares related to the CeCorr acquisition) at an aggregate price of $427 million ($27.73 average per share). Of these purchased shares, approximately
13.5 million shares were held as treasury stock and approximately 1.9 million shares were retired. Cash paid in 1998 related to stock repurchases totaled $436 million, which included $9 million for shares purchased but not settled in 1997.

Subsequent to year-end 1999 through February 4, 2000, there was no Georgia-Pacific Group stock purchased by the Georgia-Pacific Group.

The resolution of the Board authorizing such repurchases allows purchases of Georgia-Pacific Group stock so long as the Georgia-Pacific Group's total debt remains below $5.8 billion and the Corporation's total debt remains below $6.8 billion.

OTHER. The Georgia-Pacific Group has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25 and disclose pro forma effects of the plans on net income and earnings per share as provided by SFAS No. 123. Accordingly, no compensation cost has been recognized for the Unisource stock options, Chesapeake stock options, the SVIP, the Georgia-Pacific Group Plan, The Timber Company Plan or the 1997 Purchase Plan. Had compensation cost for these plans been determined based on the fair value at the grant dates in 1999, 1998 or 1997 under the plan consistent with the method of SFAS No. 123, the pro forma net income and earnings per share would have been as follows:

                                                                        Year ended
                                              ---------------------------------------------------------------------
                                                                      ------------
                                                      January 1,                    December 31,
(In millions, except per share
amounts)                                                 2000               1998                   1997

-------------------------------------------------------------------------------------------------------------------
                                                ---------------
                                                                                                            Income
                                                    Income                     Income        Net            (loss)
                                          Net          per          Net         per         income            per
                                       income       share*       income        share*        (loss)         share*
-------------------------------------------------------------------------------------------------------------------
                                                ---------------
Georgia-Pacific Corporation
  As reported                   $         1,116                $    274                   $      69
  Pro forma                               1,084                     252                          62
Georgia-Pacific Group
  As reported                             716      $  4.17           98      $   0.55         (146)      $  (0.80
  Pro forma                               685         3.99           77          0.43         (153)         (0.84)
The Timber Company
  As reported                             400         4.75          176          1.95           215           2.35
  Pro forma                               399         4.74          175          1.94           215           2.35
-------------------------------------------------------------------------------------------------------------------
                                                ---------------

* Represents basic earnings per share. Pro forma diluted income (loss) per share was $3.89 and $4.72 in 1999, $0.42 and $1.93 in 1998, and $(0.84) and $2.33 in
1997 for the Georgia-Pacific Group and The Timber Company, respectively.

The fair-value-based method of accounting for stock-based compensation plans under SFAS No. 123 recognizes the value of options granted as compensation cost over the option's vesting period and has not been applied to options granted prior to January 1, 1995. Accordingly, the resulting pro forma compensation cost is not representative of what compensation cost will be in future years.

Following are the weighted average assumptions used in connection with the Black-Scholes option pricing model to estimate the fair value of options granted in 1999, 1998 and 1997:

                                                     Year ended
                           ---------------------------------------------------------------------
                                                ----------------
                             January 1,                       December 31,
                                   2000              1998             1997
                                Options           Options          Options                ESPP*
------------------------------------------------------------------------------------------------
                            --------------
Georgia-Pacific Group
Risk-free interest rate            4.9%              5.8%             6.6%                 5.8%
Expected dividend yield            1.0%              1.8%             2.7%                 2.3%
Expected life                   7 years          10 years         10 years              2 years
Expected volatility                0.46              0.39             0.30                 0.37
Option forfeiture rate               3%                3%               3%                  28%
------------------------------------------------------------------------------------------------
                            --------------
The Timber Company
Risk-free interest rate            4.9%              5.9%             6.4%                 5.8%
Expected dividend yield            4.4%              3.9%             3.2%                 2.3%
Expected life                   9 years          10 years         10 years              2 years
Expected volatility                0.32              0.37             0.27                 0.29
Option forfeiture rate               3%                3%               3%                  28%
------------------------------------------------------------------------------------------------
                            --------------

*    1997 Purchase Plan.

The weighted average grant date fair value per share, including modifications, of Georgia-Pacific Group options and The Timber Company options granted during the year using the Black-Scholes option pricing model was $29.38 and $5.80, $13.44 and $8.55, and $11.87 and $7.54 for 1999, 1998 and 1997, respectively.
The weighted average grant date fair value per share of shares subscribed under the 1997 Purchase Plan was $8.85 for the Georgia-Pacific Group and $6.52 for The Timber Company. The total pro forma compensation cost calculated under SFAS No. 123 was allocated between the Georgia-Pacific Group and The Timber Company based on the number of employees in each group for periods prior to December 17, 1997. Management believes that this method of allocation is equitable and provides a reasonable estimate of the costs attributable to each group.

STOCK SPLIT. On May 4, 1999, the Board declared a two-for-one split of the Georgia-Pacific Group's stock in the form of a special dividend to shareholders of record on May 14, 1999. The special dividend was paid as one share of Georgia-Pacific Group stock for each such share outstanding on June 3, 1999. A total of 95,126,911 additional shares were issued in conjunction with the stock split. The Georgia-Pacific Group's par value of $0.80 remained unchanged. All historical share and per share amounts have been restated to reflect retroactively the stock split.

NOTE 12.  OTHER COMPREHENSIVE INCOME

Georgia-Pacific Group's accumulated other comprehensive income includes the following:

                                                      Minimum       Accumulated
                                     Foreign         pension             other
                                    currency       liability     comprehensive
(In millions)                          items      adjustment            income
-------------------------------------------------------------------------------
                                -----------------
December 31, 1997               $       (28)      $      (5)       $      (33)
  Activity, net of taxes                 (8)             (2)              (10)
-------------------------------------------------------------------------------
                                -----------------
December 31, 1998                       (36)             (7)              (43)
  Activity, net of taxes                  7               4                11
-------------------------------------------------------------------------------
                                -----------------
January 1, 2000                 $       (29)      $      (3)       $      (32)
===============================================================================

NOTE 13.  COMMITMENTS AND CONTINGENCIES

Total rental expense was approximately $111.9 million, $71.8 million and $70.4 million in 1999, 1998 and 1997, respectively.

At January 1, 2000, total commitments of the Georgia-Pacific Group under long-term, noncancelable contracts, including operating leases, were as follows:


(In millions)
======================================================
2000                                    $         76
2001                                              73
2002                                              67
2003                                              61
2004                                              54
After 2004                                       184
-------------------------------------------------------
                                        $        515
=======================================================


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

The Corporation is involved in environmental remediation activities at approximately 173 sites, both owned by the Corporation and owned by others, where it has been notified that it is or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state "superfund" laws. Of the known sites in which it is involved, the Corporation estimates that approximately 46% are being investigated, approximately 30% are being remediated and approximately 24% are being monitored (an activity that occurs after either site investigation or remediation has been completed). The ultimate costs to the Corporation for the investigation, remediation and monitoring of many of these sites cannot be predicted with certainty, due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups, the evolving nature of cleanup technologies and governmental regulations, and the inability to determine the Corporation's share of multiparty cleanups or the extent to which contribution will be available from other parties. The Corporation has established reserves for environmental remediation costs for these sites in amounts that it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the cleanup of hazardous substances, the Corporation believes it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $56 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Corporation among the range of reasonably possible outcomes were used. In estimating both its current reserve for environmental remediation and the possible range of additional costs, the Corporation has not assumed it will bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on the parties' financial condition and probable contribution on a per site basis.

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

The Corporation generally settles asbestos cases for amounts it considers reasonable given the facts and circumstances of each case. The amounts it has paid to date to defend and settle these cases have been substantially covered by product liability insurance. The Corporation is currently defending claims of approximately 44,800 such plaintiffs as of January 31, 2000 and anticipates that additional suits will be filed against it over the next several years. The Corporation has insurance available in amounts that it believes are adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Corporation has further insurance coverage available for the disposition of suits that may be filed against it in the future, but there can be no assurance that the amounts of such insurance will be adequate to cover all future claims. The Corporation has established reserves for liabilities and legal defense costs it believes are probable and reasonably estimable with respect to pending suits and claims, and has also established a receivable for expected insurance recoveries.

On May 6, 1998, a lawsuit was filed in state court in Columbus, Ohio, against the Corporation and Georgia-Pacific Resins, Inc. (GPR), a wholly owned subsidiary of the Corporation. The lawsuit was filed by eight plaintiffs who seek to represent a class of individuals who at any time from 1985 to the present lived, worked, resided, owned, frequented or otherwise occupied property located within a three-mile radius of the GPR's resins manufacturing operations in Columbus, Ohio. The lawsuit alleges that the individual plaintiffs and putative class members have suffered personal injuries and/or property damage because of (i) alleged "continuing and long-term releases and threats of releases of noxious fumes, odors and harmful chemicals, including hazardous substances" from GPR's operations and/or (ii) a September 10, 1997 explosion at the Columbus facility and alleged release of hazardous material resulting from that explosion. Virtually all activity in this case has been stayed pending a decision on a motion by plaintiffs for reconsideration of a case management order issued by the court. The Corporation has denied the material allegations of this lawsuit. While it is premature to evaluate the claims asserted in this lawsuit, the Corporation believes it has meritorious defenses. Prior to the filing of the lawsuit, the Corporation had received a number of explosion-related claims from nearby residents and businesses. These claims were for property damage, personal injury and business interruption and were being reviewed and resolved on a case-by-case basis. On January 12, 2000, five plaintiffs, including one of the class representatives in the state class action, filed a lawsuit against the Corporation and GPR pursuant to the citizen suit provisions of the federal Clean Air Act and the Community Right-to-Know law. This suit alleges violations of these federal laws and certain state laws regarding the form and substance of the defendants reporting of emissions and alleged violations of permitting requirements under certain regulations issued under the Clean Air Act. This suit seeks civil penalties of $25,000 per day, per violation, an injunction to force the defendants to comply with these laws and regulations and other relief. The defendants have denied the material allegations of the complaint and have sought a ruling from a federal appeals court to the effect that the regulations under which the alleged violations of the Clean Air Act are premised are not applicable to the defendants. While it is premature to completely evaluate these claims, the Corporation believes it has meritorious defenses.

In May 1997, the Corporation and nine other companies were named as defendants in a lawsuit brought by the Attorney General of the State of Florida alleging that the defendants engaged in a conspiracy to fix the prices of sanitary commercial paper products, such as towels and napkins, in violation of various federal and state laws. Shortly after the filing of this suit, approximately 55 similar suits were filed by private plaintiffs in federal courts in California, Florida, Georgia and Wisconsin, and in the state courts of California, Wisconsin, Minnesota and Tennessee. On July 28, 1999, the Corporation and the Attorney General of the State of Florida entered into a Settlement Agreement pursuant to which the State will dismiss its claims against the Corporation. The Settlement Agreement states that the Attorney General is dismissing its claims in the public interest and consistent with its responsibilities. The Agreement also provides that the Corporation continues to deny that there is any evidence that it engaged in the alleged price-fixing conspiracy. In addition, the Corporation agreed to donate an immaterial amount of real property to the State of Florida, Board of Trustees of the Internal Improvement Trust. In addition, as part of the formation of the joint venture with Chesapeake described in Note 4 of the Notes to Combined Financial Statements, the Corporation and Wisconsin Tissue assigned, and Georgia-Pacific Tissue agreed to assume, the liabilities of both companies in connection with these antitrust cases. The Corporation and Wisconsin Tissue have denied that they have engaged in any of the illegal conduct alleged in these cases and intend to defend themselves vigorously.

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

NOTE 14.  RELATED PARTY TRANSACTIONS

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

Under the revised policy, beginning July 1, 1998, the prices for Southern timber sold by The Timber Company are adjusted monthly, rather than quarterly, and represent the average of prices paid by the Georgia-Pacific Group for timber purchased from third parties in a particular forest over the most recent three-month period. In most of The Timber Company's Southern forests, it must offer 80% of its projected annual harvest from those forests to the Georgia-Pacific Group, and the Georgia-Pacific Group must purchase not less than 60% nor more than 80% of that projected annual harvest. In addition, premiums charged by The Timber Company for the right to harvest a significant percentage of wood from its Southern forests have been reduced.

In two key Southern forests, the price paid by the Georgia-Pacific Group for timber purchased from The Timber Company will be based on the average prices paid over the most recent three months by the Georgia-Pacific Group for timber purchased from third parties, and prices received by The Timber Company for timber sold to third parties, in each forest. In those same forests, the Georgia-Pacific Group has agreed to purchase, each quarter, 20% of the annual volume of timber it has committed to purchase from The Timber Company during that year. The revised policy reduces the volume of timber that the Georgia-Pacific Group can purchase in these same two forests from 80% to 70% of The Timber Company's annual harvest in those forests, and also reduces the Georgia-Pacific Group's minimum annual purchase obligation in those forests from 60% to 50% of the annual harvest in 1999 and 2000.

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

The Georgia-Pacific Group and The Timber Company are negotiating the terms of a new long-term agreement to govern the purchases and sales of timber beginning in 2001. If such negotiations are unsuccessful, neither the Georgia-Pacific Group nor The Timber Company will have any obligation to buy timber from or sell timber to the other.

As of January 1, 2000 and December 31, 1998, the Georgia-Pacific Group had approximately $4 million and $12 million, respectively, in timber purchases on its balance sheets related to the uncut portion of timber on timber contracts purchased from The Timber Company. This amount is included in "Timber contracts" on the accompanying balance sheets.

The Corporation is a 50% partner in a joint venture (GA-MET) with Metropolitan Life Insurance Company (Metropolitan). GA-MET owns and operates the Corporation's main office building in Atlanta, Georgia. The Corporation accounts for its investment in GA-MET under the equity method.

At January 1, 2000, GA-MET had an outstanding mortgage loan payable to Metropolitan in the amount of $144 million. The note bears interest at 9-1/2%, requires monthly payments of principal and interest through 2011, and is secured by the land and building owned by the joint venture. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Georgia-Pacific Group or The Timber Company with respect to this guarantee is considered remote.


NOTE 15.  UNAUDITED SELECTED QUARTERLY FINANCIAL DATA
Georgia-Pacific Corporation--Georgia-Pacific Group



                                                       First Quarter                      Second Quarter
                                             ------------------------------------------------------------------------
(In millions, except per share amounts)            1999             1998              1999              1998
---------------------------------------------------------------------------------------------------------------------
Net sales                                    $          3,354  $          3,195 $          3,808  $            3,277
Gross profit (net sales minus cost of sales)              849              725             1,041                733
  Income before extraordinary items                        99               16               212                 30
  Net income                                               99                4               212                 29
Dividends declared per share                            0.125            0.125             0.125              0.125
Basic per share:
  Income before extraordinary items                      0.57             0.09              1.23               0.17
  Net income                                             0.57             0.02              1.23               0.16
Diluted per share:
  Income before extraordinary items                      0.56             0.09              1.20               0.17
  Net income                                             0.56             0.02              1.20               0.16
=====================================================================================================================
Price range of common stock:
  High                                       $          41.00  $          35.00 $          54.13  $           40.50
  Low                                                   29.34            26.00             38.75              27.34
---------------------------------------------------------------------------------------------------------------------

                                                 Third Quarter                      Fourth Quarter
                                                -----------------------------------------------------------------------
(In millions, except per share amounts)               1999             1998              1999              1998
-----------------------------------------------------------------------------------------------------------------------
Net sales                                       $           5,483 $         3,368 $           5,151 $            3,389
Gross profit (net sales minus cost of sales)               1,275              789             1,255                764
  Income before extraordinary items                          230               39               175                 26
Net income                                                   230               39               175                 26
Dividends declared per share                               0.125            0.125             0.125              0.125
Basic per share:
  Income before extraordinary items                         1.34             0.22              1.02               0.15
  Net income                                                1.34             0.22              1.02               0.15
Diluted per share:
  Income before extraordinary items                         1.31             0.22              1.00               0.15
  Net income                                                1.31             0.22              1.00               0.15
=======================================================================================================================
Price range of common stock:
  High                                          $          52.88  $         30.25  $          50.88  $           30.00
  Low                                                      37.50            18.69             35.75              22.00
-----------------------------------------------------------------------------------------------------------------------

The first and second quarters of 1998 included an after-tax extraordinary loss of $12 million ($0.07 per share) and $1 million ($0.01 per share), respectively, on early extinguishment of debt.

SELECTED FINANCIAL DATA - OPERATIONS
Georgia-Pacific Corporation -- Georgia-Pacific Group

                                                                                  Year ended
                                                   -----------------------------------------------------------------
(Dollar amounts, except per share,                          January 1,                      December 31,
and shares are in millions)                            2000             1998              1997               1996
--------------------------------------------------------------------------------------------------------------------
Operations
Net sales                                          $    17,796      $    13,229       $   12,979         $    12,910
--------------------------------------------------------------------------------------------------------------------
Costs and expenses
 Cost of sales
    The Timber Company                                      95               89               75                 109
    Third parties                                       13,281           10,129           10,083               9,675
--------------------------------------------------------------------------------------------------------------------
 Total cost of sales                                    13,376           10,218           10,158               9,784
 Selling and distribution                                  817              556              607                 642

 Depreciation, amortization and cost of timber
   harvested
    The Timber Company                                     232              320              350                 315
    Third parties                                          971              953              969                 939
--------------------------------------------------------------------------------------------------------------------
 Total depreciation, amortization and cost of
   timber harvested                                      1,203            1,273            1,319               1,254
 General and administrative                                810              612              646                 788
 Interest                                                  426              372              381                 354
 Other income                                                -                -             (14)                   -
--------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                16,632           13,031           13,097              12,822
--------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,
  extraordinary items and accounting change              1,164              198            (118)                  88
Provision (benefit) for income taxes                       448               87             (32)                  54
--------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary items and
  accounting change                                        716              111             (86)                  34
Extraordinary items and accounting change,
  net of taxes                                               -             (13)             (60)                 (5)
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $       716      $        98       $    (146)        $         29
====================================================================================================================
Cash provided by operations                        $     1,439      $     1,686       $    1,254  $            1,376
====================================================================================================================
Other statistical data
Basic per share:
Income (loss) before extraordinary items and
  accounting change                                $      4.17      $      0.62       $   (0.47)
Extraordinary items and accounting change,
  net of taxes                                               -           (0.07)           (0.33)
--------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                 $      4.17      $      0.55       $   (0.80)
--------------------------------------------------------------------------------------------------------------------
Diluted per share:
Income (loss) before extraordinary items and
  accounting change                                $      4.07      $      0.61       $   (0.47)
Extraordinary items and accounting change,
  net of taxes                                               -           (0.07)           (0.33)
--------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                 $      4.07      $      0.54       $   (0.80)
====================================================================================================================
Average number of shares outstanding, basic              171.8            179.8            182.9
Average number of shares outstanding, diluted            175.9            181.1            182.9
Earnings to fixed charges                                  3.5              1.5              0.7                 1.3
Cash flow to interest                                      4.3              5.4              4.2                 4.5
Effective income tax rate                                38.5%            43.9%            27.1%               61.4%
====================================================================================================================

                                                                Year ended
(In millions, except shares,                                   December 31
and per share amounts)                                                1995
--------------------------------------------------------------------------
Operations
Net sales                                             $             14,204
--------------------------------------------------------------------------
Costs and expenses
 Cost of sales
    The Timber Company                                                 145
    Third parties                                                    9,681
--------------------------------------------------------------------------
 Total cost of sales                                                 9,826
 Selling and distribution                                              575
 Depreciation and cost of timber harvested
    The Timber Company                                                 230
    Third parties                                                      929
--------------------------------------------------------------------------
 Total depreciation and cost of timber harvested                     1,159
 General and administrative                                            786
 Interest                                                              321
 Other income                                                            -
--------------------------------------------------------------------------
Total costs and expenses                                            12,667
--------------------------------------------------------------------------
Income (loss) before income taxes, extraordinary
  items and accounting change                                        1,537
Provision (benefit) for income taxes                                   616
--------------------------------------------------------------------------
Income (loss) before extraordinary items and
  accounting change                                                    921
Extraordinary items and accounting change, net
  of taxes                                                               -
--------------------------------------------------------------------------
Net income                                            $                921
==========================================================================
Cash provided by operations                           $             1,918*
==========================================================================
Other statistical data
Basic per share:
Income before extraordinary items and
  accounting change
Extraordinary items and accounting change, net
  of taxes
--------------------------------------------------------------------------
 Net income
--------------------------------------------------------------------------
Diluted per share:
Income before extraordinary items and
  accounting change
Extraordinary items and accounting change, net
  of taxes
--------------------------------------------------------------------------
 Net income
==========================================================================
Average number of shares outstanding, basic
Average number of shares outstanding, diluted
Earnings to fixed charges                                              5.6

Cash flow to interest                                                  6.2
Effective income tax rate                                            40.1%
==========================================================================

* Excludes the accounts receivable secured borrowing program.

EARNINGS TO FIXED CHARGES
Income (loss) before income taxes, extraordinary items and accounting change plus total interest cost (interest expense plus capitalized interest) and one-third of rent expense, divided by total interest cost plus one-third of rent expense.

CASH FLOW TO INTEREST
Cash provided by operations plus interest expense divided by total interest cost (interest expense plus capitalized interest).

EFFECTIVE INCOME TAX RATE
Provision (benefit) for income taxes divided by income (loss) before income taxes, extraordinary items and accounting change.

SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR
Georgia-Pacific Corporation -- Georgia-Pacific Group


                                                                                  Year ended
                                                   ------------------------------------------------------------------
(Dollar amounts, except per share,                   January 1,                       December 31,
and shares are in millions)                                2000            1998              1997              1996
---------------------------------------------------------------------------------------------------------------------
Financial position, end of year
Current assets                                     $      4,536       $    2,640      $      2,911        $     2,611
Timber contracts                                             66               78                71                 58
Property, plant and equipment, net                        7,060            6,225             6,277              6,535
Goodwill, net                                             2,697            1,677             1,599              1,658
Other assets                                              1,021              918               921                630
---------------------------------------------------------------------------------------------------------------------
Total assets                                       $     15,380       $   11,538      $     11,779        $    11,492
---------------------------------------------------------------------------------------------------------------------
Current liabilities                                $      3,821       $    2,381      $      2,698        $     2,200
Long-term debt                                            3,983            3,395             3,057              3,340
Senior deferrable notes                                     863                -                 -                  -
Other long-term liabilities                               1,803            1,566             1,546              1,282
Deferred income taxes                                     1,160              987               959                987
---------------------------------------------------------------------------------------------------------------------
Total liabilities                                  $     11,630       $    8,329      $      8,260        $     7,809
---------------------------------------------------------------------------------------------------------------------
Shareholders' equity                               $      3,750       $    3,209      $      3,519        $     3,683
---------------------------------------------------------------------------------------------------------------------

Other statistical data
Property, plant and equipment investments          $        721       $      632      $        715        $     1,055
Timber contract purchases from third parties                150              142               131                 94
Timber purchases from The Timber Company                    222              333               350                315
Cash paid for acquisitions                                1,658              112                 -                363
Per share*
 Market price:
               High                                $      54.13       $    40.50      $      32.00
               Low                                 $      29.34       $    18.69      $      29.50
               Year-end                            $      50.75       $    29.28      $      30.38
 Book value                                        $      21.78       $    18.55      $      19.10
Shares of common stock outstanding
  at year end                                             172.2            173.0             184.5
Dividends declared per share                       $       0.50       $     0.50
Total debt to capital, book basis                         44.9%            44.5%             43.1%              44.2%
Total debt to capital, market basis                       40.9%            47.4%             44.7%
Current ratio                                               1.2              1.1               1.1                1.2
=====================================================================================================================


                                                            Year ended
(In millions, except shares,                              December 31,
and per share amounts)                                            1995
----------------------------------------------------------------------
Financial position, end of year
Current assets                                        $          2,589
Timber contracts                                                    81
Property, plant and equipment, net                               5,986
Goodwill, net                                                    1,714
Other assets                                                       617
----------------------------------------------------------------------
Total assets                                          $         10,987
----------------------------------------------------------------------
Current liabilities                                   $          1,616
Long-term debt                                                   3,479
Other long-term liabilities                                      1,199
Deferred income taxes                                              967
----------------------------------------------------------------------
Total liabilities                                     $          7,261
----------------------------------------------------------------------
Shareholders' equity                                  $          3,726
----------------------------------------------------------------------
Other statistical data
Property, plant and equipment investments             $          1,253
Timber contract purchases from third parties                       182
Timber purchases from The Timber Company                           230
Cash paid for acquisitions                                           -
Per share*
Market price:
               High
               Low
               Year-end
 Book value
Shares of common stock outstanding at year end
Dividends declared per share
Total debt to capital, book basis                                42.3%
Total debt to capital, market basis
Current ratio                                                      1.6
======================================================================

* 1997 amounts are for the period from December 17, 1997 through December 31, 1997.

BOOK VALUE PER COMMON SHARE
Shareholders' equity divided by shares of common stock outstanding as of the end of the year.

TOTAL DEBT TO CAPITAL, BOOK BASIS
Total debt divided by the sum of total debt, senior deferrable notes, deferred income taxes, net, other long-term liabilities and shareholders' equity as of the end of the year. Total debt includes bank overdrafts, commercial paper and short-term notes, current portion of long-term debt, (all of which are included in "Current liabilities"), other long-term debt and accounts receivable pledged.

TOTAL DEBT TO CAPITAL, MARKET BASIS
Total debt divided by the sum of total debt and the market value of shareholders' equity as of the end of the year. Total debt includes bank overdrafts, commercial paper and short-term notes, current portion of long-term debt, long-term debt and accounts receivable pledged. The market value of shareholders' equity is the market price of common stock multiplied by the number of common stock shares outstanding.

CURRENT RATIO
Current assets divided by current liabilities as of the end of the year.


INVESTOR INFORMATION
Georgia-Pacific Corporation and Subsidiaries

CORPORATE HEADQUARTERS

Georgia-Pacific Corporation
Georgia-Pacific Center
133 Peachtree Street, N.E.
Atlanta, Georgia 30303
(404) 652-4000

STOCK EXCHANGES AND SYMBOLS
Georgia-Pacific Group common stock is listed on the New York Stock Exchange
(NYSE). The NYSE symbol for Georgia-Pacific Group common stock is "GP." Georgia-Pacific Group options are traded on the Philadelphia Stock Exchange.

The Georgia-Pacific Corporation Premium Equity Participating Security Units (PEPS Units) are listed on the NYSE. The NYSE symbol for Georgia-Pacific PEPS Units is "GPW."

TRANSFER AGENT AND REGISTRAR
First Chicago Trust Company
A Division of Equiserve
Post Office Box 2500
Jersey City, New Jersey 07303-2500
(800) 519-3111

ENVIRONMENTAL AND SAFETY REPORT
Requests for Georgia-Pacific Corporation's most recent Environmental and Safety Report should be addressed to: Corporate Communications, Georgia-Pacific Corporation, Post Office Box 105605, Atlanta, Georgia 30348. The report can also be viewed on-line at www.gp.com.

SHAREHOLDER INFORMATION
For shareholder information, contact the Transfer Agent and Registrar, First Chicago Trust Company, a division of Equiserve, at Post Office Box 2500, Jersey City, New Jersey 07303-2500, or telephone (800) 519-3111.

Registered Georgia-Pacific Group shareholders are eligible to participate in the Georgia-Pacific Group Dividend Reinvestment Plan. For information on the Plan, contact the Plan's agent, First Chicago Trust Company, a Division of EquiServe, Dividend Reinvestment Plan, Post Office Box 2598, Jersey City, New Jersey 07303-2598, or by telephone at (800) 414-6280. Website: www. fctc.com.

Number of Georgia-Pacific Group shareholders of record at January 1, 2000:
34,427.

FINANCIAL INFORMATION

A copy of the Georgia-Pacific Corporation 1999 Annual Report to the Securities and Exchange Commission on Form 10-K and the Georgia-Pacific Corporation 1999 Consolidated Financial Statements will be supplied without charge. Annual statistical updates are also available. For current quarterly financial updates telephone (800) 340-2384. Copies of corporate news releases are available through fax-on-demand by telephoning (800) 758-5804, extension 357498.

All other requests for financial information should be directed to: Investor Relations, Georgia-Pacific Corporation, P.O. Box 105605, Atlanta, Georgia 30348, or telephone (404) 652-5555. Information concerning the Georgia-Pacific Group can also be found at our website www.gp.com.