Form 10-K, Exhibit 13
period 2000-01-01
GEORGIA PACIFIC CORP
filed 2000-03-31
CIK 41077

EXHIBIT 13.2

HIGHLIGHTS

Georgia-Pacific Corporation -The Timber Company

                                                                           Year Ended
                                                          ----------------------------------------
                                                               January 1,           December 31,
(In millions, except shares and per share amounts)                   2000                   1998
--------------------------------------------------------------------------------------------------
                                             ---------
Net sales                                                 $           526         $          534
Income before extraordinary items                                     400                    178
Basic income per share before extraordinary items                    4.75                   1.97
Cash provided by operations                                           159                    201
Timber and timberland investments                                      78                     59
Cash dividends paid                                                    84                     91
Total assets at year end                                            1,521                  1,174
Total debt at year end                                                970                    983
Total debt to capital at year end, book basis                       65.6%                  85.6%
Total debt to capital at year end, market basis                     32.2%                  32.2%
--------------------------------------------------------------------------------------------------
                                             ---------
Cash dividends paid per share of common stock             $          1.00          $         1.00
Market price per share of common stock at year end        $         24.63          $        23.81
Shares of common stock outstanding at year end                       82.9                    87.1
--------------------------------------------------------------------------------------------------
                                             ---------


GEORGIA-PACIFIC CORPORATION-THE TIMBER COMPANY
LETTER TO SHAREHOLDERS

The Timber Company had an excellent year in 1999 as we continued to realize the benefits of focusing on a single business - growing and selling timber. During the year, we generated $203 million in free cash flow not including proceeds from the California land sale. We returned $215 million to shareholders by paying an annual dividend of $1 per share and by repurchasing about 6 percent of our outstanding stock.

While the Georgia-Pacific Group remained our largest customer in 1999, we significantly increased our customer base, selling more than 38 percent of our harvest volume to outside customers. Our performance benefited from continued strong demand for our products, as well as our emphasis on selling our timber at the highest possible price, at the right time, to the right customer. Nevertheless, extremely dry conditions throughout the South made low-lying areas harvestable, and this increase in supply helped keep prices below 1998 levels.

The Timber Company took key steps in 1999 that position us well for the future. Most importantly, we strategically repositioned our timberland portfolio. During the year, we sold approximately 830,000 acres in Maine and New Brunswick, Canada, and approximately 194,000 acres in Northern California. While these lands had been well managed and provided steady cash flows, we found they had more strategic value for other landowners. These lands represented nearly 20 percent of our land base but only contributed a little more than 10 percent of our historic EBITDA. The cash proceeds from these sales represent more than 20 percent of our January 1, 2000 market capitalization.

We now manage approximately 4.7 million acres of timberlands in key markets across the country. These holdings are primarily concentrated in 11 Southern states, but also include productive timberlands in the Pacific Northwest, the upper Midwest and the Appalachians. This portfolio provides a strong platform for both our ongoing operations and our future growth. We estimate our merchantable inventory now stands at approximately 185 million tons. Our current timber portfolio allows us to increase our harvest at an average annual rate of about 2.5 percent over the next 15 years while maintaining our standing inventory levels. Focusing our business on certain strategic markets enables us to make the best decisions about how and when to bring our timber to market, in order to realize the most value for our shareholders.

Throughout our two full years of operation, The Timber Company has done everything we expected...and more. We have provided strong, stable cash flows and a good dividend. We have strategically focused our timber holdings, and we have continued to increase forest productivity while following the principles of sustainable forestry.

In the coming year, we will continue to look for ways to fully realize the value of our forests and your investment. We pledge to continue our effort to ensure that the strength of our operating results and potential are fully realized and that this value accrues to our shareholders. We appreciate your support and are committed to the success of your investment in our company.

A.D. "Pete" Correll
Chairman, Chief Executive Officer and President
Georgia-Pacific Corporation
February 4, 2000

Donald L. Glass
President and Chief Executive Officer
The Timber Company
February 4, 2000

GEORGIA-PACIFIC CORPORATION -THE TIMBER COMPANY
OPERATING & FINANCIAL STRATEGY

The Timber Company believes maximizing long-term free cash flow is the key to wealth creation for our shareholders. We believe timber is a unique asset class that generates substantial cash flow, providing investors with handsome historical returns while limiting downside risk. Over the past two years we've created an enterprise focused on ensuring that every acre and every tree delivers its full potential.

TIMBER IS A UNIQUE ASSET
Investing in timberland is truly a unique proposition. Timber grows in volume and is renewable - unlike oil, gas, minerals and other natural resources. While investments in industrial assets depreciate and require maintenance reinvestment, timber appreciates without significant reinvestment. Within the forest products industry, timber stands out as the only product to enjoy real price appreciation over the past decade. This unique combination of traits historically has enabled timber investments to outperform the broad equity markets, with lower risk.

TIMBER MARKETS ARE LOCAL MARKETS
Because about half of a log's weight is water, timber can only be shipped economically over a short distance - normally about 150 miles. So local supply and demand conditions dominate short-term pricing dynamics.

Because timber takes years to grow, harvestable inventory is essentially fixed at any particular time. However, accessible inventory fluctuates. Best management practices restrict the ability to harvest during periods of wet weather. This can quickly impact the local supply of logs for sale. Periods of drought usually expand accessible inventory, as low-lying areas become harvestable and prices retreat. When prices are depressed, there is little motivation to exercise the option to sell timber. In other words, the short-term timber supply is price-elastic.

Local, professional management is essential if owners are to realize the full value of their timberland investment. Timber assets demand management by professional foresters who thoroughly understand the science of silviculture and the short- and long-term supply/demand dynamics of their local marketplace.

STRATEGY - FOCUS ON ONE BUSINESS
At The Timber Company, we focus on one business: the management and marketing of timber and timberlands. We seek a portfolio of attractive timber assets that provides investors with superior return potential for relatively low risk. With holdings in numerous timber basins, we provide investors with risk-reducing geographic and product diversity difficult to obtain through a direct timberland investment. Qualities we seek in timberlands include:

- High-quality land suited for highly productive timber management
- Significant high-quality merchantable and premerchantable inventory
- A concentration of healthy and diverse converting facilities within economic reach


SHORTEN THE DISTANCE FROM THE FOREST TO THE SHAREHOLDER. The Timber Company operates 13 profit centers that each manage between 200,000 and 600,000 acres of productive forestland. Our 280 foresters combine their local market knowledge with forestry expertise in the management of our lands. We structure the compensation of these managers and other key employees to align the management of our timber assets with our shareholders' financial interest.

DEPLOY TECHNOLOGY TO ENHANCE PRODUCTIVITY. The Timber Company is increasing forest growth rates to allow higher, sustainable harvest volumes over time. We expect growth rates on our timberlands to increase through the use of genetically improved seedlings, intensive fertilization, vegetation control, thinning and selective harvesting practices. We expect to increase seedling survival rates, improve drought and pest resistance, and achieve higher growth rates. Our forest technology group employs proprietary forest growth and economic modeling technology on a site-by-site basis to prescribe optimal investments and harvest timing.

OPERATING POLICIES
Management of The Timber Company is focused on creating superior shareholder returns. Key to realizing this goal is our knowledge of local markets. Our management recognizes the value of the timber harvest option and the flexibility it creates to maximize returns. We also have several options in bringing timber to market, including long-term contracts, various types of auctions and delivered wood sales. This flexibility allows us to match each tree with its best buyer.

While maximizing revenues, The Timber Company does not lose sight of cost control. During our two-year history, the absolute level of our fixed costs has not changed.

About 5 percent of revenues has come from nontimber income sources, primarily high-margin lease rights on our lands. In the past, income from hunting leases, the sale of minerals and mineral rights, and the sale of easements was used to offset property taxes. We are currently managing this growing income stream with an eye toward offsetting our G&A expense.

We have developed a program to identify small parcels of land that are either marginally productive or more valuable to others. The majority of the proceeds from these tactical land sales are tax-efficiently redeployed to acquire more productive timberlands. In this way, we constantly upgrade the quality of our timber portfolio.

FINANCIAL POLICIES

SEPARATION OF CASH FLOWS. The letter stock transaction, which created The Timber Company (and our tracking stock that trades separately from the Georgia-Pacific Group), underscores our commitment to providing shareholders of The Timber Company with an appropriate rate of return. The Timber Company's cash flows must be reinvested solely in The Timber Company, or returned to its shareholders in the form of dividends and/or share repurchases, regardless of the cash needs of the Georgia-Pacific Group.

CAPITAL STRUCTURE. We strive to balance our mix of debt and equity to best benefit our shareholders by keeping our weighted average cost of capital low, while retaining the flexibility needed to pay dividends and finance attractive growth opportunities. Risk factors that contribute to the volatility of The Timber Company and influence the capital structure decision include economic cycles, changes in industry capacity and additional environmental regulations. On the other hand, the size, diversity and liquidity of The Timber Company's timberlands, and the Corporation's capital assets, reduce risk and increase borrowing capacity. We consider our debt level to be both manageable and prudent given our capability to generate cash flow.

The Timber Company's target debt level is currently $1.0 billion. On January 1, 2000, our debt was $970 million. The Timber Company held a $397 million face-value note received as payment for 194,000 acres of California timberland. We intend to monetize this note in 2000. On a market value basis, the debt-to-capital ratio was 32.2 percent.

On January 1, 2000, Georgia-Pacific Corporation's total debt was $7.024 billion, slightly above the target of $6.8 billion. The weighted average pretax cost of debt was 7.2 percent. Considering the Corporation's ability to generate strong cash flows even in cycle troughs, we believe the current debt structure is appropriate and manageable.

INVESTMENT - TREES, TRUCKS AND NOT MUCH ELSE. Investment consists almost exclusively of the acquisition of timberlands and investments in reforestation and silviculture to improve growth and yield. Of the $80 million invested in 1999, $36 million was used to acquire timber and timberlands, and $42 million was invested in reforestation and silvicultural treatments. The remaining $2 million was invested primarily in information systems and pickup trucks. We expect average annual capital spending in the $50 million range, exclusive of timberland acquisitions.

DIVESTITURES - STRATEGIC LAND SALES. In 1998, we began a comprehensive review of assets to ascertain their strategic fit with our overall business portfolio and our overall financial return criteria. We established two programs to monetize lands that do not fit these objectives. The tactical land sales program has been discussed on page 8.

The strategic land sales program began in 1998 with the sale of 61,000 acres in West Virginia. In 1999, we concluded the program with the sale of our Maine, California and New Brunswick properties. The combined $489 million sales price valued the properties at 13.5 times 1998 EBITDA. These transactions were tax-efficiently structured, deferring taxes on the gains for several years. A portion of the proceeds was used to execute open market share repurchases in 1999, with the balance expected to be used to repurchase stock in 2000.

ACQUISITIONS - AGGRESSIVE SHOPPER / DISCIPLINED BUYER. From time to time, sizable timberland acreage becomes available for purchase. We evaluate such potential acquisitions for both strategic fit and estimated returns. Strategic fit involves an evaluation of the property including, but not limited to, the number, size and long-term viability of customers within economic shipping distance of the forest; the quality of the land; and the quality of the standing inventory. Traditional valuation techniques are used to triangulate values for these timberlands with an emphasis on discounted cash flow. Strategic acquisitions must provide returns to our investors that exceed the cost of capital.

In 1999, we performed analyses on more than 1 million acres of strategic timberland acquisitions. However, no major acquisitions could be consummated at a price that would allow us to meet our financial return requirements.

DIVIDENDS AND SHARE REPURCHASES - EXCESS CASH RETURNED TO SHAREHOLDERS. We believe a portion of our cash flows should be paid to shareholders as sustainable quarterly dividends. Currently, we pay a $0.25 quarterly dividend. Our dividend policy is dictated by our cash flow generation, long-term capital requirements, capital structure and investor preferences.

As in 1999, there are periods when The Timber Company generates cash in excess of our requirements for dividends and our opportunities for reinvestment at attractive rates of return. In such cases, we distribute that excess cash to our shareholders so they can make their own investment choices. The only requirements we must meet in order to execute repurchases are that total corporate debt be below $6.8 billion and total debt of The Timber Company be below $1.0 billion. This year we repurchased more than 5.3 million shares, a distribution of $131 million in cash to our shareholders and a reduction of about 6 percent of shares in 1999. Since share repurchases were initiated in June of 1998, The Timber Company has repurchased nearly 12 percent of outstanding shares. It is our intention to continue this program as long as cash flows exceed available attractive investment opportunities.


MANAGEMENT'S DISCUSSION AND ANALYSIS
THE TIMBER COMPANY

The Timber Company's assets consist of approximately 4.7 million acres of timberlands owned or leased by Georgia-Pacific Corporation (the Corporation), together with related facilities and equipment. The accompanying financial statements present the historical results of operations and financial condition of the timberlands and operations that compose The Timber Company.

Historically, The Timber Company grew and sold timber, substantially all of which was sold to manufacturing facilities that now constitute the Georgia-Pacific Group. Currently, The Timber Company and the Georgia-Pacific Group operate under a policy governing sales of timber through the year 2000, which is more fully described in Note 12 of the Notes to Combined Financial Statements. In 2000, the Georgia-Pacific Group is expected to purchase approximately 60% of The Timber Company's harvest volumes. This will allow The Timber Company to continue to provide a comparable amount of timber available for sale on the open market as in 1999.

The Timber Company's harvest volumes in 1999 were comparable to 1998. As a result of the land sales in the Northeast, hardwood pulpwood harvest volumes were slightly lower in 1999. Total harvest volumes for 2000 are expected to be between 12 million and 13 million tons. The decrease is a result of strategic timberland sales in 1999 and regular harvest planning for 2000. Sawtimber demand is expected to remain strong in the South and West. In addition, pulpwood demand is expected to improve as the demand for pulp and paper products increases.

Selected sales data for The Timber Company are shown in the following table:

SELECTED SALES DATA
Georgia-Pacific Corporation-The Timber Company


                                                    Year ended
                               -------------------------------------------------
                                                     -------
                                    January 1,        December 31,
                                          2000         1998         1997
--------------------------------------------------------------------------------
                              --------
Volume (in thousand tons)
Southern softwood sawtimber              6,449        6,007        5,986
Western softwood sawtimber               1,343        1,608        1,539
Softwood pulpwood                        4,323        4,289        5,118
Hardwood sawtimber                         547          436          397
Hardwood pulpwood                        2,231        2,256        2,572
--------------------------------------------------------------------------------
                              --------
  Total volume                          14,893       14,596       15,612
================================================================================
                             =========

Selling prices (per ton)
Southern softwood sawtimber    $            47    $      50    $      47
Western softwood sawtimber                  83           70           77
Softwood pulpwood                           12           14           15
Hardwood sawtimber                          35           36           50
Hardwood pulpwood                            7           10           11
  Weighted average price       $            34    $      35     $     34
================================================================================
                             =========

The Timber Company also is engaged in certain businesses related to the ownership and management of timberlands, including managing the sale of hunting leases, the sale of minerals and mineral rights, and the sale of easements. In prior years, The Timber Company was engaged in certain businesses related to real estate development, but is no longer engaged in these activities. Revenues from these related activities are presented in the table below.

Georgia-Pacific Corporation-The Timber Company

                                                    Year ended
                               -------------------------------------------------
                                  January 1,        December 31,
(In millions)                           2000         1998          1997
--------------------------------------------------------------------------------
Other net sales
Hunting leases                 $          12    $      12      $     11
Minerals                                   5            4             6
Easements                                  6            -             -
Real estate development                    -            3             8
Other                                      2            1             1
--------------------------------------------------------------------------------
                              --------
Total                          $          25    $      20       $    26
================================================================================
                             =========


1999 COMPARED WITH 1998
The Timber Company reported net sales of $526 million and net income of $400 million, or $4.73 diluted earnings per share, in 1999, compared with net sales of $534 million and net income of $176 million, or $1.94 diluted earnings per share, in 1998. The 1999 results included a $355 million pretax gain ($215 million after taxes, or $2.54 diluted earnings per share) from the sale of 1,024,000 acres of timberlands located in California, Maine and New Brunswick, Canada. The 1998 results included a $24 million pretax gain ($14 million after taxes, or $0.16 diluted earnings per share) from the sale of certain timberlands in West Virginia and an extraordinary, after-tax loss of $2 million, or $0.02 diluted loss per share, for the early retirement of debt.

Timber sales decreased $13 million to $501 million in 1999 compared to $514 million in 1998, primarily as a result of a 21% decline in pulpwood prices. Total harvest volumes remained relatively flat, with a 2% overall increase. Timber sales to third parties grew 66% over 1998 as The Timber Company increased its total sales revenue to third parties from 20% in 1998 to 35% in 1999.

Southern softwood sawtimber prices decreased 6% from record levels in 1998 due in part to the dry ground conditions in the South. This decline in price was offset by a 7% increase in harvest volumes due in part to strong demand in the building products business. However, Western sawtimber volumes decreased 16% compared to 1998 due in part to weather conditions which restricted harvesting in the

Northwest during the first nine months of 1999. Softwood pulpwood prices were down 14% compared to 1998 due to a combination of dry weather and pulp mill curtailments and/or shutdowns in the first half of 1999. Hardwood pulpwood prices also continued to drop, as anticipated. Hardwood sawtimber harvest volumes increased 25% over 1998, while pricing remained relatively flat. Western sawtimber prices increased 19% year over year, primarily due to recovering Western markets. Also contributing was the increased demand in the building products business that was experienced during 1999. Prices for most products are anticipated to hold at or near current levels in 2000.

Excluding the pretax gain on the sale of timberlands in California, Maine and New Brunswick of $355 million in 1999, and the pretax gain on the sale of certain timberlands in West Virginia of $24 million in 1998, earnings before interest and taxes increased $31 million to $371 million in 1999 compared with $340 million in 1998. The 9% increase resulted primarily from a $34 million increase in gains on miscellaneous land sales as compared to 1998. Overall, 2% higher total harvest volumes partially offset the year over year 3% decline in average sales price. Cost of sales, excluding depreciation and cost of timber harvested and gains on asset sales, decreased by $10 million to $121 million in 1999, compared to $131 million in 1998. Much of the decline in cost of sales was attributable to lower silvicultural expenses and lower cut and haul expenses.

General and administrative expense (G&A) was $43 million in 1999 compared with $36 million in 1998. The increase is due to higher incentive compensation accruals, higher legal fees and $2 million of one-time, nonrecurring charges in the third quarter of 1999, primarily related to charitable contributions. G&A expense is expected to decline in 2000 by approximately 10%, consistent with the reduced size of The Timber Company's timberland holdings.

Interest expense decreased by $2 million to $69 million in 1999 compared to $71 million in 1998 due primarily to a decrease in the weighted average interest rate.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES. The Timber Company generated cash from operations of $159 million during 1999. The Timber Company's cash provided by operations in 1998 was $201 million. The decrease is due in part to the cash received from the sale of a timber deed sold to the Georgia-Pacific Group in the second quarter of 1998 for approximately $23 million and to taxes paid of approximately $14 million on the gain from the 1999 sale of timberlands in New Brunswick, Canada.

INVESTING ACTIVITIES. Expenditures in 1999 were $80 million, which included $42 million for silvicultural investments, $36 million for timberland purchases and $2 million for equipment purchases. Expenditures in 1998 totaled $65 million. Expenditures for both 1999 and 1998 excluded tax-free exchange transactions. The Timber Company expects to invest approximately $50 million in 2000, without considering the cost of any acquisitions, primarily for silvicultural investments.

Excluding tax-free exchange transactions, The Timber Company received $124 million in proceeds from the sale of assets in 1999, including $92 million from the sale of approximately 390,000 acres of timberlands in New Brunswick, Canada, and approximately 440,000 acres of timberlands in Maine.

In December 1999, The Timber Company sold approximately 194,000 acres of its redwood and Douglas fir timberlands in Northern California for a purchase price of approximately $397 million. In conjunction with the sale, the Corporation received notes from the purchaser for the purchase price. These notes are fully secured by a standby letter of credit with an unaffiliated third-party financial institution. The Corporation expects to monetize these notes through the issuance of notes payable in the first half of 2000. The Timber Company expects to use the proceeds of the monetization of the notes to fund its share repurchase program if attractive timberland investment opportunities are not available. The estimated annual operating profits and capital expenditures for 1999 related to these timberlands were $30 million and $1 million, respectively.

The Timber Company expects to continue to optimize its timber portfolio in 2000, selling selected properties that are nonstrategic or have a greater value as conservation, commercial or recreational sites. There are currently more than 100,000 acres of scattered parcels that have been identified for such sales. Excluding tax-free exchange transactions, The Timber Company received $64 million in proceeds from the sale of assets in 1998, principally real estate development properties located in South Carolina and Florida and certain timberlands in West Virginia.

FINANCING ACTIVITIES. The Corporation's total debt, excluding senior deferrable notes, increased by $1,473 million to $7,024 million at January 1, 2000 from $5,551 million at December 31, 1998. At January 1, 2000 and December 31, 1998, $970 million and $983 million, respectively, of such total debt was allocated to The Timber Company and $6,054 million and $4,568 million, respectively, was allocated to the Georgia-Pacific Group. The debt of The Timber Company bears interest at a rate equal to the weighted average interest rate of the Corporation's total debt, calculated on a quarterly basis. At January 1, 2000, the weighted average interest rate on the Corporation's total debt, excluding senior deferrable notes, was 7.2% including outstanding interest rate exchange agreements. The Timber Company's debt increases or decreases by the amount of any cash provided by or used for its operating activities, investing activities, dividend payments, share repurchases or issuances and other nondebt-related financing activities. See Note 1 of the Notes to Combined Financial Statements for further discussion of financial activities.

In conjunction with the sale of 440,000 acres of The Timber Company's Maine timberlands in June 1999, the Corporation received notes from the purchaser in the amount of $51 million. In November 1999, the Corporation monetized these notes through the issuance of notes payable in a private placement. These proceeds were used to reduce The Timber Company's debt. The Corporation will use proceeds from the notes receivable to fund payments required for the notes payable.

In conjunction with the sale of 194,000 acres of The Timber Company's California timberlands in December 1999, The Timber Company received notes from the purchaser with an estimated fair value of $350 million. The Corporation plans to monetize these notes through the issuance of notes payable in the first half of 2000. The Timber Company expects to use proceeds from the monetization of the notes to fund its share repurchase program if attractive timberland investment opportunities are not available. The Corporation will use proceeds from the notes receivable to fund payments required for the notes payable.

In June 1999, the Corporation renegotiated its accounts receivable secured borrowing program and increased the amount outstanding under the program from $280 million to $750 million. The program expires in April 2000. In connection with the acquisition of Unisource Worldwide, Inc. (Unisource), the Corporation assumed former Unisource programs to pledge up to $150 million of certain qualifying U.S. accounts receivable and up to CN$70 million of certain eligible Canadian accounts receivable. The U.S. program expires in April 2000 and the Canadian program expires in May 2004. At January 1, 2000, approximately $948 million was outstanding under the Corporation's and Unisource's programs in the aggregate. The receivables outstanding under these programs and the corresponding debt are included as "Receivables" and "Commercial paper and other short-term notes," respectively, on the Corporation's consolidated balance sheets. All programs are accounted for as secured borrowings. As collections reduce previously pledged interests, new receivables may be pledged.

Also in connection with the acquisition of Unisource, the Corporation assumed former Unisource industrial revenue bonds in the amount of $9 million and capital leases in the amount of $12 million. Additionally, the Corporation assumed other long-term debt in the amount of $447 million and bank overdrafts in the amount of $120 million, and retained the previously described accounts receivable secured borrowing programs in the amount of $197 million. These amounts are included in the Corporation's total debt.

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

On July 7, 1999, the Corporation issued 17,250,000 of 7.5% Premium Equity Participating Security Units (PEPS Units) for $862.5 million. Each PEPS Unit had an issue price of $50 and consists of a contract to purchase shares of Georgia-Pacific Group common stock on or prior to August 16, 2002 and a senior deferrable note of the Georgia-Pacific Group due August 16, 2004. Each purchase contract yields interest of 0.35% per year, paid quarterly, on the $50 stated amount of the PEPS Unit. Each senior deferrable note yields interest of 7.15% per year, paid quarterly, until August 16, 2002. On August 16, 2002, following a remarketing of the senior deferrable notes, the interest rate will be reset at a rate that will be equal to or greater than 7.15%. The liability related to the PEPS Units is classified as "Senior deferrable notes" on the Corporation's consolidated balance sheets and is not included in the debt amount for purposes of determining the corporate and Georgia-Pacific Group debt targets. The senior deferrable notes and related interest expense are allocated specifically to the Georgia-Pacific Group.

In October 1999, the Corporation entered into a financing arrangement to enhance the return on a deposit made in connection with a 1995 sale-leaseback transaction by issuing $379 million of 5.74% Debentures Due April 5, 2005 that were legally defeased with deposits of an equal amount. Accordingly, the debentures and related deposits are not reflected on the Corporation's consolidated balance sheets.

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

(In millions)                                              2000      2001         2002        2003
-----------------------------------------------------------------------------------------------------
                                        ----------------
Debt
Commercial paper and other short-term notes                    --         --          --           --
  Average interest rates                                       --         --          --           --
Notes and debentures                                           --         --    $    300   $      300
  Average interest rates                                       --         --        10.0%         5.7%
Revenue bonds                                           $      24  $       6    $     73           --

  Average interest rates                                      4.5%       5.5%        4.7%          --
Capital leases                                          $       2  $       3    $      3   $        2
  Average interest rates                                      9.8%       9.9%       10.2%        10.4%
Other loans                                             $      13         --          --   $       15
  Average interest rates                                      8.0%        --          --          6.7%
Senior deferrable notes                                        --         --    $    863           --
  Average interest rates                                       --         --         7.2%          --
Notional principal amount of interest rate
  exchange agreements                                   $     177         --    $    131   $      300
  Average interest rate paid (fixed)                          7.7%        --         6.0%         5.9%
  Average interest rate received (variable)                   5.9%        --         6.0%         5.9%
-----------------------------------------------------------------------------------------------------
                                        ----------------


                                                                                           Fair value
                                                                                           January 1,
(In millions)                                              2004    Thereafter       Total      2000
-----------------------------------------------------------------------------------------------------
                                        ----------------
Debt
Commercial paper and other short-term notes                    --  $   2,067    $  2,067   $    2,067
  Average interest rates                                       --        6.5%        6.5%         6.5%
Notes and debentures                                           --  $   3,389    $  3,989   $    3,952
  Average interest rates                                       --        8.4%        8.3%         8.3%
Revenue bonds                                           $      33  $     517    $    653   $      564
  Average interest rates                                      5.4%       5.7%        5.5%         5.5%
Capital Leases                                          $       2  $       2    $     14   $       14
  Average interest rates                                     10.5%      10.5%       10.1%         7.9%
Other loans                                                    --         --    $     28   $       27
  Average interest rates                                       --         --         7.3%         6.9%
Senior deferrable notes                                        --         --    $    863   $      866
  Average interest rates                                       --         --         7.2%         7.4%
Notional principal amount of interest rate
  exchange agreements                                          --         --    $    608   $       (1)
  Average interest rate paid (fixed)                           --         --         6.4%         6.4%
  Average interest rate received (variable)                    --         --         5.9%         5.9%
-----------------------------------------------------------------------------------------------------
                                        ----------------

The Corporation has the intent and ability to refinance commercial paper and other short-term notes as they mature. Therefore, maturities of these obligations are reflected as cash flows expected to be made after 2004.


(In millions)                                             1999        2000       2001         2002
-----------------------------------------------------------------------------------------------------
                                        ----------------
Debt
Commercial paper and other short-term notes                    --         --          --           --
  Average interest rates                                       --         --          --           --
Notes and debentures                                           --         --          --   $      300
  Average interest rates                                       --         --          --         10.0%
Revenue bonds                                           $      21  $      21    $      1   $       75
  Average interest rates                                      4.2%       4.4%        6.5%         5.1%
Other loans                                             $       2  $      13          --           --
  Average interest rates                                      7.7%       7.9%         --           --
Notional principal amount of interest rate
  exchange agreements                                   $      56  $     100          --           --
Average interest rate paid (fixed)                            8.8%       8.4%         --           --
Average interest rate received (variable)                     5.0%       5.8%         --           --
-----------------------------------------------------------------------------------------------------
                                        ----------------

                                                                                          Fair value
                                                                                         December 31,
(In millions)                                             2003     Thereafter    Total      1998
-----------------------------------------------------------------------------------------------------
                                        ----------------
Debt
Commercial paper and other short-term notes                    --  $   1,209    $  1,209   $    1,209
  Average interest rates                                       --        5.8%        5.8%         5.8%
Notes and debentures                                    $     300  $   2,900    $  3,500   $    3,783
  Average interest rates                                      5.5%       8.6%        8.4%         8.4%
Revenue bonds                                           $       1  $     518    $    637   $      587
  Average interest rates                                      6.5%       5.2%        5.2%         5.2%
Other loans                                             $      14         --    $     29   $       29
  Average interest rates                                      5.8%        --         6.9%         6.9%
Notional principal amount of interest rate
  Exchange agreements                                   $     300         --    $    456   $       14
Average interest rate paid (fixed)                            5.9%        --         6.8%         6.8%
Average interest rate received (variable)                     5.7%        --         5.7%         5.7%
-----------------------------------------------------------------------------------------------------
                                        ----------------

The Corporation has the intent and ability to refinance commercial paper and other short-term notes as they mature. Therefore, maturities of these obligations are reflected as cash flows expected to be made after 2003.

At January 1, 2000, the Corporation had interest rate exchange agreements that effectively converted $608 million of floating rate obligations with a weighted average interest rate of 5.9% to fixed rate obligations with an average effective interest rate of approximately 6.4%. These agreements increased interest expense by $7 million for the year ended January 1, 2000, and $11 million and $16 million for the years ended December 31, 1998 and 1997, respectively. As of January 1, 2000, these agreements have a weighted average maturity of approximately 2.6 years. As of January 1, 2000, the Corporation's total floating rate debt exceeded related interest rate exchange agreements by $1,957 million.

The Corporation also enters into foreign currency exchange agreements and commodity futures and swaps, the amounts of which were not material to the financial position of The Timber Company at January 1, 2000.

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

During 1999, The Timber Company purchased on the open market approximately 5.3 million shares of The Timber Company stock at an aggregate price of $131 million ($24.72 average per share). Of these purchased shares, approximately 5,343,000 shares were held as treasury stock and 6,000 shares were purchased during 1999 and settled after January 1, 2000. During 1998, The Timber Company purchased on the open market approximately 5.7 million shares of The Timber Company stock at an aggregate price of $121 million ($21.23 average per share), all of which were held as treasury stock at December 31, 1998.

Subsequent to year-end 1999 through February 4, 2000, The Timber Company purchased on the open market 418,700 shares of The Timber Company stock at an aggregate price of $9.5 million ($22.66 average per share). The Timber Company expects to repurchase shares of its stock throughout 2000 as long as debt levels are below the established thresholds.

During 1999 and 1998, The Timber Company paid dividends totaling $84 million and $91 million, respectively.

In 2000, The Timber Company expects its cash flow from operations, together with proceeds from any sales of assets and available financing sources, to be sufficient to fund planned capital investments, pay dividends and make scheduled debt repayments.

OTHER. The Timber Company employs approximately 400 people of which there are not a significant number of union employees.

In July 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 137, providing for a one-year delay of the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheets and measure those instruments at fair value. The Timber Company will be required to adopt SFAS No. 133 in 2001. Management is evaluating the effect of this statement on the Corporation's derivative instruments, which are primarily interest rate swaps, foreign currency forward contracts, commodity futures and long-term purchase commitments. The impact of such adjustments to fair value is not expected to be material to The Timber Company's financial position.

The Timber Company has resolved the effects of the Year 2000 problem on its key information systems. The Year 2000 problem, which is common to most businesses, concerns the inability of such systems to properly recognize and process dates and date-sensitive information on and beyond January 1, 2000. The Timber Company developed a Year 2000 plan, under which all of its key information systems were tested and noncompliant software or technology was modified or replaced. The work needed to resolve the Year 2000 problem with regard to its operations was performed as part of normal systems maintenance and replacement practices. The Timber Company did not accelerate its internal maintenance schedule or incur any incremental cost for such work. The Timber Company did not incur any significant cost or problems in its key information systems related to Year 2000. The Timber Company will continue to monitor the effect of Year 2000 on its systems during the first few months of 2000.

For a discussion of commitments and contingencies, see Note 11 of the Notes to Combined Financial Statements.

1998 COMPARED WITH 1997.
The Timber Company reported net sales of $534 million and net income of $176 million, or $1.94 diluted earnings per share, in 1998, compared with net sales of $551 million and net income of $215 million, or $2.33 diluted earnings per share, in 1997. The 1998 results included a $24 million pretax gain ($14 million after taxes, or $0.16 diluted earnings per share) from the sale of certain West Virginia timberlands and an extraordinary, after-tax loss of $2 million, or $0.02 diluted loss per share, for the early retirement of debt. The 1997 results included a $114 million pretax gain ($71 million after taxes, or $0.78 diluted earnings per share) from the sale of 127,000 acres of timberlands located near Martell, California. There were no sales from the Martell timberlands in 1997, and the operating profits from those timberlands were not significant for any of the years presented on the financial statements.

Timber sales decreased $11 million to $514 million in 1998 compared to $525 million in 1997. This decline was due in large part to the fact that one million fewer tons (7%) were harvested in 1998 compared to 1997. This overall decline in volume was offset somewhat by an increase in Southern sawtimber prices of 6%. After reaching record levels in the first half of 1998 due to extremely wet weather, prices for Southern sawtimber were closer to 1997 prices by year-end 1998. Southern sawtimber harvest levels were relatively unchanged in 1998 as compared with 1997. Softwood pulpwood harvest volumes declined 16% in 1998 in part due to a different harvest plan for softwood pulpwood in 1998 versus 1997 and in part due to downtime taken by pulp and paper mills. While causing a decline in total sales revenue, this also resulted in a higher-margin product mix for 1998. In addition to lower volumes, softwood pulpwood prices were 7% lower in 1998 than in 1997 partially due to downtime declared by pulp and paper mills. Western softwood sawtimber prices decreased 9% compared to 1997 due to weak demand associated with the Asian economic problems. Hardwood sawtimber prices decreased in large part due to the mix of hardwood sawtimber harvested (i.e., a higher proportion of less-expensive, lower-grade sawtimber being harvested).

Sales from real estate development activities decreased $5 million to $3 million in 1998, compared to $8 million in 1997, due to the sale of the real estate development properties located in South Carolina and Florida in the first quarter of 1998. The Timber Company is no longer engaged in real estate development activities.

Excluding the pretax gain on the sale of certain timberlands in West Virginia of $24 million in 1998, and the pretax gain on the sale of timberlands near Martell, California, of $114 million in 1997, earnings before interest and taxes increased $17 million to $340 million in 1998, compared with $323 million in 1997. This increase was the result of a higher-margin product mix coupled with efforts to reduce costs by optimizing productivity and operating with a workforce focused on cost control. Cost of sales, excluding depreciation and cost of timber harvested and gains on asset sales, decreased by $21 million to $131 million in 1998, compared to $152 million in 1997. Much of the decline in cost of sales was attributable to lower silvicultural expenses and lower cut and haul expenses.

G&A was $36 million in 1998, compared with $43 million in 1997. Excluding a one-time charge of $3 million related to information systems write-offs in 1997, G&A decreased $4 million as a result of the implementation of strategies that focus continually on controlling costs.

Interest expense declined 15% to $71 million in 1998, compared with $84 million in 1997. The primary reason for this decline was a lower level of debt, which resulted from applying the $270 million proceeds from the sale of the timberlands near Martell, California. Also contributing to the decline were lower average interest rates.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. The statements under "Management's Discussion and Analysis" and other statements contained herein that are not historical facts, including statements regarding pricing trends and expected harvest rotations, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions. In addition to the risks, uncertainties and assumptions discussed elsewhere herein, factors that could cause or contribute to actual results differing materially from such forward-looking statements include the following: the effect on The Timber Company of governmental, legislative and environmental restrictions; catastrophic losses from fires, floods, windstorms, earthquakes, volcanic eruptions, insect infestations or diseases; material variations in regional market demand for timber products; fluctuations in interest rates; and other risks, uncertainties and assumptions discussed in the Corporation's filings with the Securities and Exchange Commission, including the Corporation's Form 8-K dated October 17, 1996.


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

---------------------
Danny W. Huff
Executive Vice President - Finance
   and Chief Financial Officer


/s/  A. D. Correll
------------------
A. D. Correll
Chairman, Chief Executive Officer and President

February 4, 2000



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Georgia-Pacific Corporation:

We have audited the accompanying combined balance sheets of Georgia-Pacific Corporation - The Timber Company (as described in Note 1) as of January 1, 2000 and December 31, 1998 and the related combined statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Pacific Corporation -The Timber Company as of January 1, 2000 and December 31, 1998 and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000 in conformity with generally accepted accounting principles.

/s/  Arthur Andersen LLP
------------------------
Arthur Andersen LLP
Atlanta, Georgia

February 4, 2000

COMBINED STATEMENTS OF INCOME
Georgia-Pacific Corporation - The Timber Company

                                                                                           Year ended
                                                                     ------------------------------------------------
                                                                             January 1,    December 31,
(In millions, except per share amounts)                                            2000       1998             1997
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Net sales
  Timber--Georgia-Pacific Group                                      $      327          $    409          $     425
  Timber--third parties
    Delivered                                                                43                53                 87
    Stumpage                                                                131                52                 13
  Other                                                                      25                20                 26
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
      Total net sales                                                       526               534                551
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Costs and expenses
  Cost of sales, excluding depreciation and cost of timber
    harvested shown below                                                    70               114                137
  Depreciation and cost of timber harvested                                  42                44                 48
  General and administrative                                                 43                36                 43
  Interest                                                                   69                71                 84
  Other income                                                             (355)              (24)              (114)
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
      Total costs and expenses                                             (131)              241                198
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Income before income taxes and extraordinary items                          657               293                353
Provision for income taxes                                                  257               115                138
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Income before extraordinary items                                           400               178                215
Extraordinary items-loss from early retirement of debt, net of
  taxes                                                                       -                (2)                 -
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Net income                                                           $       400         $    176          $     215
=====================================================================================================================
                                             ===============
Basic per share:
Income before extraordinary items                                    $      4.75         $   1.97          $    2.35
Extraordinary items, net of taxes                                             -             (0.02)                -
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Net income                                                           $      4.75         $   1.95          $    2.35
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Diluted per share:
Income before extraordinary items                                    $      4.75         $   1.96          $    2.33
Extraordinary items, net of taxes                                             -             (0.02)                -
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Net income                                                           $      4.73         $   1.94          $    2.33
=====================================================================================================================
                                             ===============
Average number of shares outstanding:
Basic                                                                       84.1             90.3               91.4
Diluted                                                                     84.6             90.8               92.1
=====================================================================================================================
                                             ===============

The accompanying notes are an integral part of these combined financial statements.

COMBINED STATEMENTS OF CASH FLOWS
Georgia-Pacific Corporation-The Timber Company

                                                                                           Year ended
                                                                     ------------------------------------------------
                                                                      January 1,         December 31,
(In millions)                                                           2000               1998              1997
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Cash flows from operating activities
Net income                                                           $       400         $    176          $     215
Adjustments to reconcile net income to cash provided by
  operations:
 Depreciation                                                                  6                5                  4
 Cost of timber harvested                                                     36               39                 44
 Other Income                                                               (355)             (24)              (114)
 Deferred income taxes                                                       132                4                 66
 Gain on sales of assets, net                                                (51)             (17)               (15)
 Other                                                                        (9)               18                12
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Cash provided by operations                                                  159              201                212
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Cash flows from investing activities
Property, plant and equipment investments                                     (2)              (6)                (2)
Timber and timberland investments                                            (78)             (59)               (44)
Proceeds from sales of assets                                                124               64                271
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Cash provided by (used for) investing activities                              44               (1)               225
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Cash flows from financing activities
Share repurchases                                                           (131)            (121)                -
Proceeds from employee stock purchase plan                                    16               -                  -
Proceeds from stock option plan exercises                                      9               -                  -
Additions to (repayments of) debt                                            (13)              12               (345)
Cash dividends paid                                                          (84)             (91)               (92)
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Cash used for financing activities                                          (203)            (200)              (437)
---------------------------------------------------------------------------------------------------------------------
                                             ---------------

Increase (decrease) in cash                                                   -                -                  -
Balance at beginning of year                                                  -                -                  -
---------------------------------------------------------------------------------------------------------------------
                                             ---------------
Balance at end of year                                               $        -          $     -           $      -
=====================================================================================================================
                                             ===============

The accompanying notes are an integral part of these combined financial statements.

COMBINED BALANCE SHEETS
Georgia-Pacific Corporation-The Timber Company

                                                                       January 1,      December 31,
(In millions)                                                            2000             1998
---------------------------------------------------------------------------------------------------
                                             ---------------
Assets
  Timber and timberlands
    Timberlands                                                        $     318         $    303
    Fee timber                                                               523              580
    Reforestation                                                            259              227
    Other                                                                     27               34
---------------------------------------------------------------------------------------------------
                                             ---------------

      Total timber and timberlands                                         1,127            1,144
---------------------------------------------------------------------------------------------------
                                             ---------------
  Property, plant and equipment
    Land and improvements                                                     22               25
    Buildings                                                                  5                5
    Machinery and equipment                                                   36               36
---------------------------------------------------------------------------------------------------
                                             ---------------
      Property, plant and equipment, at cost                                  63               66
      Accumulated depreciation                                               (44)             (42)
---------------------------------------------------------------------------------------------------
                                             ---------------
        Total property, plant and equipment, net                              19               24
  Note receivable                                                            350                -
  Other assets                                                                25                6
---------------------------------------------------------------------------------------------------
                                             ---------------
          Total assets                                                 $   1,521         $  1,174
=================================================================================================
                                             ===============


                                                                       January 1,     December 31,
                                                                         2000             1998
---------------------------------------------------------------------------------------------------
                                             ---------------
Liabilities and shareholders' equity
  Debt                                                                 $     970         $    983
  Other liabilities                                                           50               32
  Deferred income tax liabilities                                            376              244
---------------------------------------------------------------------------------------------------
                                             ---------------

          Total liabilities                                                1,396            1,259
---------------------------------------------------------------------------------------------------
                                             ---------------
Commitments and contingencies
Shareholders' equity                                                         125              (85)
---------------------------------------------------------------------------------------------------
            Total liabilities and shareholders' equity                 $   1,521         $  1,174
===================================================================================================
                                             ===============

The accompanying notes are an integral part of these combined financial statements.

COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
Georgia-Pacific Corporation-The Timber Company

                                                                                           Year ended
                                                                     ---------------------------------------------
                                                                       January 1,      December 31,
(In millions)                                                           2000              1998            1997
------------------------------------------------------------------------------------------------------------------
                                             ---------------
Shareholders' equity balance, beginning of year                        $     (85)        $    (49)      $    (172)
Net income                                                                   400              176             215
Common stock repurchases                                                    (131)            (121)             -
Cash dividends paid                                                          (84)             (91)            (92)
Stock option plans and directors plan                                          9               -               -
Employee stock purchase plan                                                  16               -               -
------------------------------------------------------------------------------------------------------------------
                                             ---------------
Shareholders' equity balance, end of year                              $     125         $    (85)      $     (49)
=================================================================================================================
                                             ===============

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

On December 16, 1997, shareholders of the Corporation approved the creation of two classes of common stock intended to reflect separately the performance of the Corporation's manufacturing and timber businesses (the Letter Stock Recapitalization). The Corporation's Articles of Incorporation were amended and restated to (i) create a new class of stock designated as Georgia-Pacific Corporation - Timber Group common stock, $0.80 par value per share (The Timber Company stock), consisting of 250 million authorized shares; (ii) redesignate each authorized share of the Corporation's common stock, $0.80 par value per share (the Existing Common Stock) as, and convert each share into, one share of Georgia-Pacific Corporation - Georgia-Pacific Group common stock (now two shares of Georgia-Pacific Group common stock after giving effect to the May 14, 1999 two-for-one stock split), $0.80 par value per share (Georgia-Pacific Group stock); (iii) increase the number of shares of Georgia-Pacific Group stock authorized for issuance from 150 million shares to 400 million shares; and (iv) authorize the distribution of one share of The Timber Company stock for each outstanding share of Georgia-Pacific Group stock.

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

The financial statements of the groups comprise all of the accounts included in the corresponding consolidated financial statements of the Corporation. The separate financial statements of the Georgia-Pacific Group and The Timber Company have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the historical balance sheets, results of operations and cash flows for each of the groups, with all significant intragroup transactions and balances eliminated; (ii) in the case of The Timber Company's financial statements, assets and liabilities of the Corporation and related transactions identified with The Timber Company, including allocated portions of the Corporation's debt and G&A; and (iii) in the case of the Georgia-Pacific Group's financial statements, all other assets and liabilities and related transactions of the Corporation, including allocated portions of the Corporation's debt and G&A. Intergroup timber sales between the Georgia-Pacific Group and The Timber Company have not been eliminated on either group's financial statements.

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

At January 1, 2000, $970 million of the Corporation's debt was allocated to The Timber Company and $6,054 million was allocated to the Georgia-Pacific Group. The senior deferrable notes and related interest expense are allocated specifically to the Georgia-Pacific Group (see Note 5 of the Notes to Combined Financial Statements). The Corporation has not allocated any other debt securities or instruments to either group. The debt of each group bears interest at a rate equal to the weighted average interest rate of all the Corporation's debt calculated on a quarterly basis. This weighted average interest rate excludes the interest on the senior deferrable notes. Management believes that this method of allocation of the cost of debt is equitable and provides a reasonable estimate of the cost attributable to the groups.

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

ALLOCATION OF SHARED SERVICES. A portion of the Corporation's shared G&A (such as executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning and information systems support) has been allocated to The Timber Company based upon identification of such services specifically used by The Timber Company. Where determinations based on specific usage alone have been impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to The Timber Company. These methods consisted of allocating costs based on (i) number of employees of each group, (ii) percentage of office space of each group and (iii) estimated percentage of staff time allocable to each group. The total of these allocations was $3 million, $4 million and $7 million in 1999, 1998 and 1997, respectively.

It is not practicable to provide a detailed estimate of the expenses that would be recognized if The Timber Company were a separate legal entity.

ALLOCATION OF EMPLOYEE BENEFITS. A portion of the Corporation's employee benefit costs, including pension and postretirement health care and life insurance benefits, has been allocated to The Timber Company. The Timber Company's pension cost related to its participation in the Corporation's noncontributory defined benefit pension plan, and other employee benefit costs related to its participation in the Corporation's postretirement health care and life insurance benefit plans, are actuarially determined based on the number of its employees and an allocable share of the plan assets and are calculated in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. Management believes such method of allocation is equitable and provides a reasonable estimate of the costs attributable to The Timber Company.

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

The discussion of The Timber Company's retirement plans (see Note 8 of the Notes to Combined Financial Statements) should be read in conjunction with the Corporation's consolidated financial statements and notes thereto.

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

The discussion of The Timber Company's income taxes (see Note 7 of the Notes to Combined Financial Statements) should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto.

DIVIDENDS. For purposes of the historical financial statements of The Timber Company and the Georgia-Pacific Group, for periods prior to 1998, all dividends declared and paid by the Corporation were evenly allocated between the groups. Management believes that such method of allocation is equitable and provides a reasonable estimate of the dividends that would have been declared and paid in respect of each class of common stock. The amount of earnings available for the payment of dividends on Georgia-Pacific Group stock and on The Timber Company stock (i.e., the available dividend amounts) on any date is the amount in excess of the minimum amount necessary for the particular group to be able to pay its debts as they become due in the usual course of business. Future dividends will not bear a direct relationship to earnings and retained earnings as expressed on each group's combined financial statements in accordance with generally accepted accounting principles. Accordingly, a mathematical calculation of the available dividend amount for either group cannot be made.

REVENUE RECOGNITION. Timber sales are recognized when legal ownership or the risk of loss passes to the purchaser and the quantity sold is determinable. This occurs when a purchaser acquires stumpage or standing timber, or when a purchaser receives logs on a delivered sale agreement. There are two types of stumpage agreements. A timber deed agreement is one in which the purchaser takes title to all timber on a tract of land. When title passes, revenue is recognized for the full value of all timber on the tract, except in the case when The Timber Company sells a deed to the Georgia-Pacific Group. Such sales are treated as if they were a cutting contract (see Note 12 of the Notes to Combined Financial Statements). A cutting contract agreement is one in which the purchaser acquires the right to harvest all stumpage on a tract at an agreed-to price per unit for all products on the tract. The sale, and any related advances, is recognized as the purchaser harvests the timber on the tract. For delivered sales, the risk of loss passes when the timber is delivered to the customer. Revenues are determined by multiplying actual harvest volumes by contractually agreed-upon prices negotiated with the purchasers, including the Georgia-Pacific Group. Other sales are recognized when earned.

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


Georgia-Pacific Corporation-The Timber Company

                                                                            Year ended
                                                ----------------------------------------------------------
                                                     January 1,     December 31,
(In millions, except shares and per share amounts)     2000           1998                     1997
----------------------------------------------------------------------------------------------------------
                                     --------------
Basic and diluted income (loss) available to
shareholders
  (numerator):
Income before extraordinary items                $          400    $         178         $            215
Extraordinary items, net of taxes                             -               (2)                      -
---------------------------------------------------------------------------------------------------------
                                     --------------
Net income                                       $          400    $         176         $            215
=========================================================================================================
                                     ==============
Shares (denominator):
Average shares outstanding                           84,138,673       90,313,022               91,444,588
Dilutive securities:
  Options                                              426,423*        492,549**               677,784***
  Employee stock purchase plans                          40,508            7,575                    4,047
---------------------------------------------------------------------------------------------------------
                                     --------------
Total assuming conversion                            84,605,604       90,813,146               92,126,419
=========================================================================================================

                                     ==============
Per share amounts:
Basic
Income before extraordinary items                $         4.75    $        1.97         $           2.35
Extraordinary items, net of taxes                             -            (0.02)                      -
---------------------------------------------------------------------------------------------------------
                                     --------------
Net income                                       $         4.75    $        1.95         $           2.35
---------------------------------------------------------------------------------------------------------
                                     --------------
Diluted
Income before extraordinary items                $         4.75    $        1.96         $           2.33
Extraordinary items, net of taxes                             -            (0.02)                      -
---------------------------------------------------------------------------------------------------------
                                     --------------
Net income                                       $         4.75    $       1.94          $           2.33
=========================================================================================================
                                     ==============


* Options to purchase 1,004,000 shares of The Timber Company stock at $25.13 per share were outstanding during 1999 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.
** Options to purchase 1,951,130 shares of The Timber Company stock at prices ranging from $23.21 to $25.13 per share were outstanding during 1998 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.
*** Options to purchase 1,010,600 shares of The Timber Company stock at $25.13 per share were issued on December 17, 1997 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

TIMBER AND TIMBERLANDS. The Timber Company capitalizes timber and timberland purchases and reforestation costs. The cost of timber harvested is based on the volume of timber harvested, the capitalized cost and the total timber volume estimated to be available over the growth cycle. Timber carrying costs are expensed as incurred.

Gains or losses on sales of timberlands are reflected as a reduction of "Cost of sales" on the accompanying statements of income, with the exception of major divestitures, which are reflected as "Other income."

The Timber Company enters into tax-free exchange transactions to acquire and sell assets, principally timberlands. During 1999, 1998 and 1997, The Timber Company acquired assets totaling $34 million, $5 million and $7 million, respectively, under tax-free exchange transactions. Also during 1999, 1998 and 1997, The Timber Company disposed of assets for consideration of $32 million, zero and $10 million, respectively, under tax-free exchange transactions. These transactions are treated as noncash exchanges for purposes of preparing the accompanying statements of cash flows.

PROPERTY, PLANT AND EQUIPMENT. Forestry-related property, plant and equipment are recorded at cost. Lease obligations for which The Timber Company assumes or retains substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized, and the replaced properties are retired. Replacements of minor components of property, and repair and maintenance costs, are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Useful lives are 25 years for land improvements, 20 to 45 years for buildings, and 3 to 20 years for machinery and equipment. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts and any gain or loss is included in income.

INVESTMENT IN REAL ESTATE HELD FOR DEVELOPMENT AND SALE. The Timber Company divested its real estate development properties located in South Carolina and Florida in the first quarter of 1998. As a result, The Timber Company is no longer engaged in real estate development activities. Real estate held for development and sale was stated at the lower of cost or net realizable value, and included direct costs of land and land development and indirect costs, including amenities, less amounts charged to cost of sales. These costs were allocated to individual lots or acreage sold based on relative sales value. Direct costs were allocated on a specific neighborhood basis, while indirect costs were allocated over the projects. The Timber Company recognized sales of retail homesites developed when all conditions, as set forth in SFAS No. 66, "Accounting for Sales of Real Estate," had occurred.

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

ACCOUNTING STANDARDS CHANGE. In July 1999, the FASB issued SFAS No. 137, providing for a one-year delay of the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Timber Company will be required to adopt SFAS No. 133 in 2001. Management is evaluating the effect of this statement on the Corporation's derivative instruments, which are primarily interest rate swaps, foreign currency forward contracts, commodity futures and long-term purchase commitments. The impact of such adjustments to fair value is not expected to be material to The Timber Company's financial position.

CHANGE IN FISCAL YEAR. On or about April 22, 1999, The Timber Company determined to change its fiscal year from December 31 to end on the Saturday closest to December 31. Additionally, The Timber Company reports its quarterly periods on a 13-week basis ending on a Saturday. The impact of one additional day on the year ended January 1, 2000 was not material. There will be no transition period on which to report.

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

COMMITTED PRODUCT PURCHASES BY THE GEORGIA-PACIFIC GROUP; POSSIBLE INABILITY TO DEVELOP NEW MARKETS. During 1999, The Timber Company derived approximately 62% of its net sales from sales of timber directly to the Georgia-Pacific Group. For a description of the terms of sales of timber by The Timber Company to the Georgia-Pacific Group, see Note 12 of the Notes to Combined Financial Statements. While management of The Timber Company believes that there is significant demand for The Timber Company's timber products from users other than the Georgia-Pacific Group, no assurance can be given that such demand will be equivalent to The Timber Company's planned annual harvests. Any excess supply of timber that results from the inability of The Timber Company to sell its products to users other than the Georgia-Pacific Group could result in lower prices for The Timber Company's products, which could have a material adverse effect on the net sales, operating income and cash flow of The Timber Company.

ENVIRONMENTAL REGULATION. The Timber Company is subject to extensive and changing federal, state and local environmental laws and regulations, the provisions and enforcement of which are expected to become more stringent in the future. The Timber Company's operations generate air emissions, discharge wastewater and stormwater, and generate and dispose of both hazardous and nonhazardous wastes. The Timber Company is subject to regulation under the Endangered Species Act (the ESA), the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, and the Federal Insecticide, Fungicide and Rodenticide Act, as well as similar state laws and regulations. Violations of various statutory and regulatory programs that apply to The Timber Company's operations can result in civil penalties, remediation expenses, natural resource damages, potential injunctions, cease and desist orders, and criminal penalties. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. There can be no assurance that such laws or future legislation or administrative or judicial action with respect to protection of the environment will not adversely affect The Timber Company.

The ESA and counterpart state legislation protect species threatened with possible extinction. A number of species indigenous to The Timber Company's timberlands have been and in the future may be protected under these laws, including the northern spotted owl, marbled murrelet, gray wolf, grizzly bear, bald eagle, red-cockaded woodpecker, coho salmon and various other species. Protection of endangered and threatened species may include restrictions on timber harvesting, road building and other silvicultural activities on private, federal and state land containing the affected species.

The U.S. Environmental Protection Agency has proposed regulations under its Total Maximum Daily Load (TMDL) and National Pollutant Discharge Elimination System (NPDES) programs under the Clean Water Act that could redefine certain silvicultural activities as point sources of pollution. These proposals, if enacted as currently written, have the potential to negatively impact forest management activities in certain areas.

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


NOTE 3.   DIVESTITURES

During the second quarter of 1999, The Timber Company sold approximately 390,000 acres of timberlands in New Brunswick, Canada, and approximately 440,000 acres of timberlands in Maine for approximately $92 million and recognized a pretax gain of $84 million ($50 million after taxes). The amount is reflected in "Other income" on the accompanying statements of income. In conjunction with the sale of its Maine timberlands, the Corporation received notes from the purchaser in the amount of $51 million. In November 1999, the Corporation monetized these notes through the issuance of notes payable in a private placement. These proceeds were used to reduce The Timber Company's debt. The Corporation will use proceeds from the notes received from the purchaser to fund payments required for the notes payable. The notes receivable are classified as "Other assets" and the notes payable are classified as "Other long-term liabilities" on the Corporation's January 1, 2000 balance sheets.

In December 1999, The Timber Company sold approximately 194,000 acres of redwood and Douglas fir timberlands in Northern California for a purchase price of approximately $397 million and recognized a pretax gain of $271 million ($165 million after taxes). The amount is reflected in "Other income" on the accompanying statements of income. In conjunction with the sale of its California timberlands, The Timber Company received notes from the purchaser with an estimated fair value of $350 million. These notes are fully secured by a standby letter of credit with an unaffiliated third-party financial institution. The Corporation plans to monetize these notes through the issuance of notes payable in the first half of 2000. These notes are included in "Note receivable" on the accompanying balance sheets at January 1, 2000.

In March 1998, The Timber Company sold its real estate development properties located in South Carolina and Florida for $18 million in cash, resulting in a pretax gain of approximately $1 million.

In December 1998, The Timber Company completed the sale of approximately 61,000 acres of timberlands located in West Virginia. This sale resulted in a pretax gain of $24 million ($14 million after taxes). The amount is reflected in "Other income" on the accompanying statements of income.

In March 1997, The Timber Company sold 127,000 acres of timberlands located near Martell, California, for $270 million. In conjunction with the sale of its Martell timberlands, the Corporation received notes from the purchaser in the amount of $270 million related to the timberlands. In April 1997, the Corporation monetized the notes through the issuance of notes payable in a private placement. The proceeds of this transaction were credited to The Timber Company through the intergroup account. The notes receivable are classified as "Other assets" and the notes payable are classified as "Other long-term liabilities" on the Corporation's balance sheets. The Timber Company recognized a pretax gain of $114 million on the sale of the timberlands ($71 million after taxes), which is included in "Other income" on the accompanying statements of income.


NOTE 4.   INDEBTEDNESS

The Corporation's indebtedness includes the following:

                                                                           January 1,          December 31
(In millions)                                                                    2000                 1998
----------------------------------------------------------------------------------------------------------
                                     --------------
Debentures, 8.6% average rate, payable through 2029                     $       3,589       $        3,100
Notes, 6.1% average rate, payable through 2006                                    400                  400
Revenue bonds, 5.5% average rate, payable through 2029                            653                  637
Other loans, 7.3% average rate, payable through 2005                               28                   29
Capital leases, 10.1% average rage, payable through 2010                           14                    -
Less: unamortized discount                                                        (24)                 (19)
----------------------------------------------------------------------------------------------------------
                                     --------------
                                                                                4,660                4,147
Less: long-term portion of debt                                                 4,621                4,125
----------------------------------------------------------------------------------------------------------
                                     --------------
Current portion of long-term debt                                                  39                   22
Commercial paper and other short-term notes, 6.5% average rate                  2,067                1,209
Bank overdrafts, net                                                              297                  195
----------------------------------------------------------------------------------------------------------
                                     --------------
Total short-term debt                                                           2,403                1,426
----------------------------------------------------------------------------------------------------------
                                     --------------
Total debt                                                              $       7,024       $        5,551
==========================================================================================================
                                     ==============
The Timber Company's portion of Corporation debt:
    Short-term debt                                                     $         332       $          253
    Long-term debt, excluding current portion                                     638                  730
----------------------------------------------------------------------------------------------------------
                                     --------------
The Timber Company's total debt                                         $         970       $          983
==========================================================================================================
                                     ==============
Georgia-Pacific Group's portion of Corporation debt:
    Short-term debt                                                     $       2,071       $        1,173
    Long-term debt, excluding current portion                                   3,983                3,395
----------------------------------------------------------------------------------------------------------
                                     --------------
Georgia-Pacific Group's total debt                                      $       6,054       $        4,568
==========================================================================================================
                                     ==============
Weighted average interest rate on Corporation debt at year end                    7.2%                 7.2%
==========================================================================================================
                                     ==============

For additional information regarding financial instruments, see Note 5 and 6.

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

ACCOUNTS RECEIVABLE SECURED BORROWING PROGRAMS. In June 1999, the Corporation renegotiated its accounts receivable secured borrowing program and increased the amount outstanding under the program from $280 million to $750 million. The program expires in April 2000. In connection with the acquisition of Unisource, the Corporation assumed former Unisource programs to pledge up to $150 million of certain qualifying U.S. accounts receivable and up to CN$70 million of certain eligible Canadian accounts receivable. The U.S. program expires in April 2000 and the Canadian program expires in May 2004. At January 1, 2000, approximately $948 million was outstanding under the Corporation's and Unisource's programs in the aggregate. All programs are accounted for as secured borrowings.

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

At January 1, 2000, the deposit and lease obligation balances were both $357 million. Of these amounts, approximately $16 million was recorded as a current asset and $19 million was recorded as a current liability. The long-term portions of these amounts are recorded in "Other assets" and "Other long-term liabilities" on the Corporation's balance sheets.

In October 1999, the Corporation entered into a financing arrangement to enhance the return on this deposit by issuing $379 million of 5.74% Debentures Due April 5, 2005 that were legally defeased with deposits of an equal amount. Accordingly, the debentures and related deposits are not reflected on the Corporation's balance sheets.

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

Also during 1999, the Corporation registered for sale up to $2.975 billion of debt and equity securities under a shelf registration statement filed with the Securities and Exchange Commission. The Corporation registered $1.725 billion under such registration statement related to the PEPS Units ($862.5 million of which was received on July 7, 1999 in exchange for senior deferrable notes, and $862.5 million of Georgia-Pacific Group stock will be issued upon exercise of the purchase contracts) (see Note 5 of the Notes to Combined Financial Statements). The $862.5 million of cash (less expenses) raised in this sale of the PEPS Units was used to pay for the acquisition of Unisource. In addition, the Corporation registered the $500 million of 7.75% Debentures Due November 15, 2029 under this registration statement.

INTEREST PAID. The Corporation paid interest of $473 million, $468 million and $475 million in 1999, 1998 and 1997, respectively, of which $57 million, $71 million and $84 million, respectively, was charged to The Timber Company.


NOTE 5.  SENIOR DEFERRABLE NOTES.

On July 7, 1999, the Corporation issued 17,250,000 of 7.5% PEPS Units for $862.5 million. Each PEPS Unit had an issue price of $50 and consists of a contract to purchase shares of Georgia-Pacific Group stock on or prior to August 16, 2002 and a senior deferrable note of the Georgia-Pacific Group due August 16, 2004. Each purchase contract yields interest of 0.35% per year, paid quarterly, on the $50 stated amount of the PEPS Unit. Each senior deferrable note yields interest of 7.15% per year, paid quarterly, until August 16, 2002. On August 16, 2002, following a remarketing of the senior deferrable notes, the interest rate will be reset at a rate that will be equal to or greater than 7.15%. The liability related to the PEPS Units is classified as "Senior deferrable notes" on the Corporation's balance sheets and is not included in the debt amount for purposes of determining the corporate and Georgia-Pacific Group debt targets. The senior deferrable notes and related interest expense are allocated specifically to the Georgia-Pacific Group.

NOTE 6.   FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:

                                                        January 1, 2000            December 31, 1998
                                                ------------------------------------------------------
                                                             ------                     --------
                                                    Carrying          Fair      Carrying        Fair
(In millions)                                         Amount         Value        Amount       Value
------------------------------------------------------------------------------------------------------
                                               --------------
Liabilities:
 Commercial paper and other short-term notes
  (Note 4)                                      $      2,067     $   2,067     $   1,209    $  1,209
 Notes and debentures (Note 4)                         3,989         3,952         3,500       3,783
 Revenue bonds (Note 4)                                  653           564           637         587
 Other loans (Note 4)                                     28            27            29          29
 Senior deferrable notes (Note 5)                        863           866             -           -
 Interest rate exchange agreements                         *           (1)             *          14
Notes receivable (Note 3)                                350           350             -           -
------------------------------------------------------------------------------------------------------
                                               --------------

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

NOTE 7.   INCOME TAXES

The provision for income taxes includes The Timber Company's allocated portion of income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Timber Company's provision for income taxes consists of the following:

Georgia-Pacific Corporation-The Timber Company

                                                  Year ended
                                 ---------------------------------------
                                    January 1,        December 31,
(In millions)                         2000         1998           1997
------------------------------------------------------------------------
                        ---------------
Federal income taxes:
 Current                         $      105        $  95      $    61
 Deferred                               112            4           56
State income taxes:
 Current                                 20           16           11
 Deferred                                20            -           10
------------------------------------------------------------------------
                        ---------------
Provision for income taxes       $      257        $ 115       $  138
========================================================================
                        ===============

                                                                     Year ended
                                               ----------------------------------------------------
                                                                       -------
                                                               January 1,  December 31,
(In millions)                                                     2000         1998         1997
===================================================================================================
                                               ===============
Income taxes paid by the corporation, net of refunds         $     620      $       21     $    51
===================================================================================================
                                               ===============
Portion of income taxes paid allocated to The Timber
Company                                                      $     125      $      111     $    72
===================================================================================================
                                               ===============


Income taxes paid by the Corporation during 1999 are net of approximately $8 million in state income tax refunds and $8 million in federal income tax refunds. Income taxes paid by the Corporation during 1998 were net of refunds of approximately $81 million, primarily related to a 1997 federal tax overpayment.

The federal statutory income tax rate was 35%. The Timber Company's provision for income taxes is reconciled to the federal statutory rate as follows:

Georgia-Pacific Corporation-The Timber Company

                                                                              Year ended
                                                        ------------------------------------------
                                                         January 1,       December 31,
(In millions)                                              2000              1998          1997
--------------------------------------------------------------------------------------------------
                                   ---------------
Provision for income taxes computed  at the federal
statutory tax
  rate                                                  $    230        $       103     $     124
State income taxes, net of federal benefit                    27                 12            14
--------------------------------------------------------------------------------------------------
                                   ---------------
Provision for income taxes                              $    257        $       115     $     138
==================================================================================================
                                   ===============

The components of The Timber Company's net deferred income tax liabilities are as follows:

Georgia-Pacific Corporation-The Timber Company

                                             January 1,        December 31,
(In millions)                                      2000                1998
-----------------------------------------------------------------------------
                                   ---------------
Deferred income tax assets:
 Other accruals and reserves                  $       1        $          1
-----------------------------------------------------------------------------
                                   ---------------
                                                      1                   1
Valuation allowance                                   -                   -
-----------------------------------------------------------------------------
                                   ---------------
                                                      1                   1
-----------------------------------------------------------------------------
                                   ---------------
Deferred income tax liabilities:
 Machinery and equipment                            (5)                 (9)
 Timber and timberlands                           (372)               (236)

 Other                                                -                   -
-----------------------------------------------------------------------------
                                   ---------------
                                                  (377)               (245)
-----------------------------------------------------------------------------
Deferred income tax liabilities, net         $    (376)         $     (244)
=============================================================================
                                   ===============


NOTE 8.   RETIREMENT PLANS

DEFINED BENEFIT PENSION PLANS Most of The Timber Company's employees participate in noncontributory defined benefit pension plans. These include plans that are administered solely by the Corporation. The Corporation's funding policy for solely administered plans is based on actuarial calculations and the applicable requirements of federal law.

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

The following table sets forth the change in projected benefit obligation and the change in plan assets for the solely administered plans allocated as described in Note 1 of the Notes to Combined Financial Statements under "Allocation of Employee Benefits":


                                                        January 1,  December 31,
(In millions)                                             2000         1998
--------------------------------------------------------------------------------
                                 --------------
Change in projected benefit obligation
Projected benefit obligation at beginning of year       $      16     $      15
Service cost                                                    1             1
Interest cost                                                   1             1
Actuarial gains (losses)                                      (1)             -
Benefits paid                                                 (1)           (1)
--------------------------------------------------------------------------------
                                 --------------
Projected benefit obligation at end of year             $      16     $      16
================================================================================
                                 ==============
Change in plan assets
Fair value of assets at beginning of year               $      21     $      20
Actual return on plan assets                                    5             2
Employer contributions                                          -             -
Benefits paid                                                 (1)           (1)
--------------------------------------------------------------------------------
                                 --------------
Fair value of assets at end of year                     $      25     $      21
================================================================================
                                 ==============

     The funded status and the amounts recognized on the accompanying balance sheets for the solely administered plans are set forth in the following table:

                                                       January 1,   December 31,
(In millions)                                             2000         1998
--------------------------------------------------------------------------------
                                 --------------
Funded status                                           $       8     $       6
Unrecognized actuarial gain                                    (8)           (6)
Unrecognized prior service cost                                 -             -
Unrecognized net (asset) obligation                             -             -
--------------------------------------------------------------------------------
                                 --------------
Net (accrued) prepaid benefit cost                      $       -     $       -
===============================================================================
                                 ==============

Amounts recognized on the balance sheets consist of:
Prepaid pension cost                                    $       -     $       -
Accrued pension liability                                       -             -
--------------------------------------------------------------------------------
                                 --------------
Net amount recognized                                   $       -     $       -
===============================================================================
                                 ==============

     The Timber Company's share of the net periodic pension cost for solely administered pension plans included the following:

                                                           Year ended
                                              ----------------------------------
                                              January 1,  December 31,
(In millions)                                      2000          1998     1997
--------------------------------------------------------------------------------
                                 --------------
Service cost of benefits earned                   $    1    $    1    $     1
Interest cost on projected benefit obligation          1         1          1
Expected return on plan assets                        (2)       (2)        (2)
--------------------------------------------------------------------------------
                                 --------------
Net periodic pension cost                         $    -    $    -    $     -
===============================================================================
                                 ==============

The following assumptions were used:

                                                                          Year ended
                                                         ------------------------------------------------
                                                                             ------
                                                         January 1,      December 31,
                                                              2000              1998               1997
---------------------------------------------------------------------------------------------------------
                                  ------------------
Discount rate used to determine the projected benefit
obligation                                                    7.5%              6.5%               7.0%
Rate of increase in future compensation levels used to
determine
  the projected benefit obligation                            5.7%              5.6%               5.5%
Expected long-term rate of return on plan assets used to
  determine net periodic pension cost                         9.5%              9.5%               9.5%
---------------------------------------------------------------------------------------------------------
                                  ------------------

DEFINED CONTRIBUTION PLANS. The Corporation sponsors several defined contribution plans to provide eligible employees with additional income upon retirement. The Corporation's contributions to the plans are based on employee contributions and compensation. The allocated portion of the Corporation's contributions related to The Timber Company totaled $1 million each in 1999, 1998 and 1997.

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

The following tables set forth the change in projected benefit obligation and the amounts recognized on the accompanying balance sheets:

                                                          January 1,            December 31,
(In millions)                                                  2000                     1998
--------------------------------------------------------------------------------------------
                                       -----------------
Change in projected benefit obligation
Projected benefit obligation at beginning of year         $       1             $          1
Actuarial gains (losses)                                          -                        -
--------------------------------------------------------------------------------------------
                                       -----------------
Projected benefit obligation at end of year               $       1             $          1
============================================================================================
                                       =================

                                                         January 1,             December 31,
(In millions)                                                 2000                     1998
--------------------------------------------------------------------------------------------
                                       -----------------
Funded status                                             $     (1)             $        (1)
Unrecognized actuarial (gain) losses                             -                        -
Unrecognized prior service cost                                  -                        -
Unrecognized net (asset) obligation                              -                        -
--------------------------------------------------------------------------------------------
                                       -----------------
Net accrued benefit cost                                  $     (1)             $        (1)
============================================================================================
                                       =================
Amounts recognized on the balance sheets consist of:
Prepaid benefit cost                                      $       -             $         -
Accrued benefit liability                                       (1)                      (1)
--------------------------------------------------------------------------------------------
                                       -----------------
Net amount recognized                                     $     (1)             $        (1)
============================================================================================
                                       =================

The Timber Company's net periodic postretirement benefit cost consists of service cost of benefits earned, interest cost on accumulated postretirement benefit obligation and amortization of gains and losses. Total net periodic postretirement benefit costs were $74,123 at January 1, 2000, $91,849 at December 31, 1998 and $95,031 at December 31, 1997.

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

If the annual health care cost trend rate were increased by 1%, the accumulated postretirement benefit obligation would have increased by 13% as of January 1, 2000 and 10% as of both December 31, 1998 and 1997. The effect of this change on the aggregate of service and interest costs would be an increase of 13% for 1999, 10% for 1998 and 13% for 1997.

If the annual health care cost trend rate were decreased by 1%, the accumulated postretirement benefit obligation would have decreased by 11% as of January 1, 2000 and 9% as of both December 31, 1998 and 1997. The effect of this change on the aggregate of service and interest costs would be a decrease of 12% for 1999, 9% for 1998 and 12% for 1997.

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

At January 1, 2000, the following authorized shares of common stock were reserved for issue:

Georgia-Pacific Group
-----------------------------------------------------------------------------
                                       -----------------
1999 Unisource conversions                                           628,290
1999 Wisconsin Tissue conversions                                     92,960
1997 Long-Term Incentive Plan                                      8,090,826
1995 Outside Directors Stock Plan                                    332,193
1995 Shareholder Value Incentive Plan                              5,138,103
-----------------------------------------------------------------------------
                                       -----------------
Common stock reserved                                             14,282,372
============================================================================
                                       =================
The Timber Company
-----------------------------------------------------------------------------
                                       -----------------
1997 Long-Term Incentive Plan                                      2,293,400
1995 Outside Directors Stock Plan                                    166,097
1995 Shareholder Value Incentive Plan                              3,959,600
-----------------------------------------------------------------------------
                                       -----------------
Common stock reserved                                              6,419,097
============================================================================
                                       =================

1997 LONG-TERM INCENTIVE PLANS. The Corporation reserved 2,300,000 shares of The Timber Company stock for issuance under The Timber Company 1997 Long-Term Incentive Plan (The Timber Company Plan). Options covering 1,010,600 and 950 shares were granted under The Timber Company Plan on December 17, 1997 and January 28, 1999, respectively. These grants have a 10-year term and vest ratably over a four-year period and three-year period, respectively.

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

Compensation expense allocated to The Timber Company was zero in 1999, $0.1 million in 1998 and $0.4 million in 1997 related to the 1990 Incentive Plan.

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

UNISOURCE CONVERSIONS. In connection with the acquisition of Unisource, the Corporation converted certain stock options awarded under a former Unisource stock option plan (Unisource stock options) into Georgia-Pacific Group stock options. The conversion was intended to ensure that the aggregate intrinsic value of the Unisource stock options was preserved and the ratio of the exercise price per Unisource stock option to the market value per share of Georgia-Pacific Group stock was not reduced. Unisource stock options to purchase 2,633,459 shares had original grant dates ranging from November 10, 1994 through May 19, 1999 with a 10-year term, and vest ratably over three-year and five-year periods. These Unisource stock options were converted into options to purchase 629,648 shares of Georgia-Pacific Group stock at prices ranging from $31.88 to $91.58 per share. The vesting provisions and option periods of the original grants remained the same following such conversion. The value of these options at the acquisition date was $9.4 million and was included as part of the purchase price paid for Unisource. No options to purchase The Timber Company stock were issued as part of the conversion.

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

WISCONSIN TISSUE CONVERSIONS. In connection with the formation of Georgia-Pacific Tissue, the Corporation converted certain outstanding stock options awarded under a Chesapeake stock option plan (Chesapeake stock options) into Georgia-Pacific Group stock options. The conversion was intended to ensure that the aggregate intrinsic value of the Chesapeake stock options was preserved and the ratio of the exercise price per Chesapeake stock option to the market value per share of Georgia-Pacific Group stock was not reduced. Chesapeake stock options to purchase 172,250 shares had original grant dates ranging from August 11, 1997 through April 16, 1999, with a vesting period of three years and a 10-year term.

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

Additional information relating to the Corporation's existing employee stock options is as follows:

                                                                                Year ended January 1,
                                                                        2000                              2000
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
                                                                Georgia-Pacific Group              The Timber Company
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
                                                                                   Weighted                         Weighted
                                                                                    average                          average
                                                                                   exercise                         exercise
                                                                     Shares           price            Shares          price
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
Options outstanding at January 1, 1999                           11,704,600  $         27.03        5,544,850  $       22.26

Options granted/converted                                         3,561,868           36.10               950          22.56
Options exercised/surrendered                                   (3,974,803)           26.89         (417,150)          17.66
Options canceled                                                  (461,974)           28.25         (164,100)          19.69
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
Options outstanding at January 1, 2000                          10,829,691*  $         30.01       4,964,550*  $       22.33
Options available for grant at January 1, 2000                    3,160,640                         1,288,450
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
Total reserved shares                                            13,990,331                         6,253,000
=============================================================================================================================
                                                ================
Options exercisable at January 1, 2000                            2,936,311  $         30.17        2,972,400  $       22.32
Option prices per share:
   Granted/converted                                              $32 - $92                               $23
   Exercised/surrendered                                          $26 - $37                         $21 - $23
   Canceled                                                       $26 - $32                         $21 - $23
*Options outstanding by exercise price:
 $20.95 - $25.13                                                                                    4,964,550  $       22.33
  Average remaining life                                                                            7.0 years
$25.84 - $31.88                                                   7,451,500  $         27.15
  Average remaining life                                          7.3 years
$32.17 - $44.07                                                   3,018,453  $         32.68
  Average remaining life                                          8.1 years
$45.77 - $61.63                                                      56,631  $         52.80
  Average remaining life                                          7.0 years
$63.73 - $91.58                                                     303,107  $         69.46
  Average remaining life                                          6.9 years
=============================================================================================================================
                                                ================


                                                                               Year ended December 31,
                                                                        1998                              1998
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
                                                                Georgia-Pacific Group              The Timber Company
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
                                                                                   Weighted                         Weighted
                                                                                    average                          average
                                                                                   exercise                         exercise
                                                                     Shares           price            Shares          price
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
Options outstanding at January 1, 1998                           10,038,200  $        26.66         6,029,600  $       22.20
Options granted                                                   3,000,100           28.23                 -              -
Options exercised/surrendered                                     (637,200)           27.22         (180,400)          21.52
Options canceled                                                  (696,500)           26.71         (304,350)          21.54
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
Options outstanding at December 31, 1998                         11,704,600  $        27.03         5,544,850  $       22.26
Options available for grant at December 31, 1998                  5,999,900                         1,289,400
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------

Total reserved shares                                            17,704,500                         6,834,250
=============================================================================================================================
                                                ================
Options exercisable at December 31, 1998                          2,220,633  $         28.43        1,448,975  $       23.28
Average remaining life of options outstanding                     7.1 years                         6.3 years
Option prices per share:
   Granted                                                        $28 - $30                                $-
   Exercised/surrendered                                          $21 - $29                         $17 - $23
   Canceled                                                       $21 - $29                         $17 - $25
   Outstanding                                                    $26 - $31                         $21 - $25
=============================================================================================================================
                                                ================


                                                                                Year ended December 31
                                                                        1997*                             1997
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
                                                                Georgia-Pacific Group              The Timber Company
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
                                                                                   Weighted                         Weighted
                                                                                    average                          average
                                                                                   exercise                         exercise
                                                                     Shares           price            Shares          price
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
Options outstanding at December 17, 1997                         10,042,400  $         19.47        5,021,200  $       15.78
Options granted                                                           -               -         1,010,600          25.13
Options exercised/surrendered                                         (600)           21.00             (300)          17.01
Options canceled                                                    (3,600)           26.93           (1,900)          21.83
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
Options outstanding at December 31, 1997                         10,038,200  $         26.66        6,029,600  $       22.20
Options available for grant at December 31, 1997                  9,000,000                         1,289,400
-----------------------------------------------------------------------------------------------------------------------------
                                                ----------------
Total reserved shares                                            19,038,200                         7,319,000
=======================================================================================
                                                ================
Options exercisable at December 31, 1997                            789,332  $         26.41          391,100  $       21.39
Average remaining life of options outstanding                     5.7 years                         6.3 years
Option prices per share
(December 17 through December 31, 1997):
   Granted                                                               $-                               $25
   Exercised/surrendered                                                $21                               $17
   Canceled                                                       $26 - $29                         $21 - $23
   Outstanding                                                    $21 - $29                         $17 - $25
=======================================================================================
                                                ================

* All shares and prices reflect the two-for-one stock split of the Georgia-Pacific Group's stock on May 14, 1999.

                                                              Period ended
                                                              December 16,

                                                                    1997**
----------------------------------------------------------------------------
                                ----------------
Georgia-Pacific Corporation

----------------------------------------------------------------------------
                                ----------------
                                                                  Weighted
                                                                   average
                                                                  exercise
                                                      Shares         price
----------------------------------------------------------------------------
                                ----------------
Options outstanding at January 1, 1997             4,092,300  $      57.48
Options granted at January 1, 1997                 1,746,700         52.84
Options exercised/surrendered                      (514,950)         69.94
Options canceled                                   (302,850)         55.04
----------------------------------------------------------------------------
                                ----------------
Options outstanding at December 16, 1997           5,021,200  $      54.73
Options available for grant at December 16, 1997   2,966,100
----------------------------------------------------------------------------
                                ----------------
Total reserved shares                              7,987,300
============================================================================
                                ================
Options exercisable at December 16, 1997             396,766  $      70.69
Average remaining life of options outstanding      5.7 years
Option prices per share:
   Granted                                               $53
   Exercised/surrendered                           $59 - $75
   Canceled                                        $52 - $75
=============================================================================
                                ================

** All shares and prices reflect the Corporation's Existing Common Stock through December 16, 1997.


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

CAPITAL STOCK. During 1999, the Corporation purchased on the open market approximately 5.3 million shares of The Timber Company stock at an aggregate price of $131 million ($24.72 average per share). Of these purchased shares, approximately 5,343,000 shares of The Timber Company stock were held as treasury stock and 6,000 shares were purchased during 1999 and settled after January 1, 2000. During 1998, the Corporation purchased on the open market 5.7 million shares of The Timber Company stock at an aggregate price of $121 million ($21.23 average per share), all of which were held as treasury stock at December 31, 1998.

Subsequent to year-end 1999 through February 4, 2000, The Timber Company purchased on the open market 418,700 shares of The Timber Company stock at an aggregate price of $9.5 million ($22.66 average per share).

The resolution of the Board authorizing such repurchases allows purchases of The Timber Company stock so long as The Timber Company's debt remains below $1.0 billion and the Corporation's debt remains below $6.8 billion.

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

                                                                       Year ended
                                        ---------------------------------------------------------------------------------
                                                                         --------
                                                  January 1,                       December 31,
(In millions, except per share amounts)                 2000                         1998                        1997
-------------------------------------------------------------------------------------------------------------------------
                                                ----------------
                                                                                                               Income
                                                      Income                       Income          Net         (loss)
                                            Net          per          Net             per       income            per
                                         income       share*       income          share*       (loss)         share*
-------------------------------------------------------------------------------------------------------------------------
                                                ----------------
Georgia-Pacific Corporation
 As reported                            $   1,116                  $    274                     $     69
 Pro forma                                  1,084                       252                           62
Georgia-Pacific Group
 As reported                                  716   $     4.17           98        $   0.55        (146)      $  (0.80)
 Pro forma                                    685         3.99           77            0.43        (153)         (0.84)
The Timber Company
 As reported                                  400         4.75          176            1.95          215           2.35
 Pro forma                                    399         4.74          175            1.94          215           2.35
-------------------------------------------------------------------------------------------------------------------------
                                                ----------------

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

Following are the weighted average assumptions used in connection with the Black-Scholes option pricing model to estimate the fair value of options granted in 1999, 1998 and 1997:

                                                       Year ended
                           ------------------------------------------------------------------------
                                                         -------
                             January 1,                         December 31,
                                   2000             1998                                    1997
                                Options          Options           Options                 ESPP*
---------------------------------------------------------------------------------------------------
                              -------------
Georgia-Pacific Group
Risk-free interest rate            4.9%             5.8%              6.6%                  5.8%
Expected dividend yield            1.0%             1.8%              2.7%                  2.3%
Expected life                   7 years         10 years          10 years               2 years
Expected volatility                0.46             0.39              0.30                  0.37
Option forfeiture rate               3%               3%                3%                   28%
---------------------------------------------------------------------------------------------------
                              -------------
The Timber Company
Risk-free interest rate            4.9%             5.9%              6.4%                  5.8%
Expected dividend yield            4.4%             3.9%              3.2%                  2.3%
Expected life                   9 years         10 years          10 years               2 years
Expected volatility                0.32             0.37              0.27                  0.29
Option forfeiture rate               3%               3%                3%                   28%
---------------------------------------------------------------------------------------------------
                              -------------

*    1997 Purchase Plan.

The weighted average grant date fair value per share, including modifications, of Georgia-Pacific Group options and The Timber Company options granted during the year using the Black-Scholes option pricing model was $29.38 and $5.80, $13.44 and $8.55, and $11.87 and $7.54 for 1999, 1998 and 1997, respectively.
The weighted average grant date fair value per share of shares subscribed under the 1997 Purchase Plan was $8.85 and $6.52 for the Georgia-Pacific Group and The Timber Company, respectively. The total pro forma compensation cost calculated under SFAS No. 123 was allocated between the Georgia-Pacific Group and The Timber Company based on the number of employees in each group for periods prior to December 17, 1997. Management believes that this method of allocation is equitable and provides a reasonable estimate of the costs attributable to each group.


NOTE 10.  OTHER COMPREHENSIVE INCOME

In 1998, The Timber Company adopted SFAS No. 130, which establishes standards for reporting and display of comprehensive income and its components. For the years ended January 1, 2000 and December 31, 1998 and 1997, The Timber Company's total comprehensive income was $400 million, $176 million and $215 million, respectively. Other comprehensive income was insignificant for The Timber Company during 1999, 1998 and 1997.

NOTE 11.   COMMITMENTS AND CONTINGENCIES

Total rental expense was approximately $5.5 million, $4.0 million and $3.7 million in 1999, 1998 and 1997, respectively.

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

COMMITMENTS AND CONTINGENCIES WITH RESPECT TO THE TIMBER COMPANY. The Timber Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the ultimate outcome of these matters and legal proceedings cannot be determined with certainty, based on presently available information, management of the Corporation believes that the final outcome of such matters and legal proceedings will not have a material adverse effect on the results of operations, liquidity or financial position of The Timber Company.

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

The Agreement also provides that the Corporation continues to deny that there is any evidence that it engaged in the alleged price-fixing conspiracy. In addition, the Corporation agreed to donate an immaterial amount of real property to the State of Florida, Board of Trustees of the Internal Improvement Trust. In addition, as part of the formation of the joint venture with Chesapeake, the Corporation and Wisconsin Tissue assigned, and Georgia-Pacific Tissue agreed to assume, the liabilities of both companies in connection with these antitrust cases. The Corporation and Wisconsin Tissue have denied that they have engaged in any of the illegal conduct alleged in these cases and intend to defend themselves vigorously.

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

During 1999 and 1998, The Timber Company sold timber deeds to the Georgia-Pacific Group. The Timber Company recognizes revenues and earnings from these related-party timber deeds as the timber is cut by the Georgia-Pacific Group. Had The Timber Company recognized revenues and earnings on these related-party timber deeds at the time of the agreement (which is the applicable accounting policy for timber deeds sold to third parties), pro forma net sales, depreciation and cost of timber harvested, income before income taxes and extraordinary items, net income, and basic and diluted earnings per share would have been as follows:

Georgia-Pacific Corporation-The Timber Company

                                                                          Year ended
                                              -------------------------------------------------------------------
                                                                           ----------
                                                                    January 1,                     December 31,
                                                                          2000                             1998
(In millions, except per share amounts)          As reported        Pro forma*     As reported       Pro forma*
-----------------------------------------------------------------------------------------------------------------
                                           --------------
Net sales                                     $          526       $       522     $       534     $        541
Depreciation and cost of timber harvested                 42                41              44               45
Income before income taxes and extraordinary
items                                                    657               654             293              299
Net income                                               400               398             176              180
Basic earnings per share                                4.75              4.73            1.95             1.99
Diluted earnings per share                              4.73              4.70            1.94             1.98
=================================================================================================================
                                           ==============


* Reported on a pro forma basis as if The Timber Company had recognized revenues and earnings on timber deeds sold to the Georgia-Pacific Group at the time of the contract, which is the applicable accounting treatment utilized in the case of timber deeds sold to third parties.

As of January 1, 2000 and December 31, 1998, The Timber Company had approximately $4 million and $12 million, respectively, in unrecognized earnings related to the uncut portion of timber on timber contracts sold to the Georgia-Pacific Group. This amount is included in "Other liabilities" on the accompanying balance sheets.

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

NOTE 13.  UNAUDITED SELECTED QUARTERLY FINANCIAL DATA
Georgia-Pacific Corporation-The Timber Company

(In millions, except per share amounts)                    First Quarter                      Second Quarter
                                                             1999             1998              1999               1998
------------------------------------------------------------------------------------------------------------------------
                                                  ---------------
Net sales                                             $       141      $       145         $     138         $      119
Gross profit (net sales minus cost of sales)                  117              126               117                 96
Income before extraordinary items                              47               52                99                 38
Net income                                                     47               50                99                 38
Dividends declared per share                                 0.25             0.25              0.25               0.25
Basic per share:
Income before extraordinary items                            0.54             0.56              1.17               0.41
Net income                                                   0.54             0.54              1.17               0.41
Diluted per share:
Income before extraordinary items                            0.54             0.56              1.16               0.41
Net income                                                   0.54             0.54              1.16               0.41
------------------------------------------------------------------------------------------------------------------------
                                                  ---------------
Price range of common stock:
 High                                                 $     24.06      $     27.25         $   27.13         $    27.00
 Low                                                        19.88            21.25             22.00              19.69
------------------------------------------------------------------------------------------------------------------------
                                                  ---------------


(In millions, except per share amounts)                    Third Quarter                      Fourth Quarter
                                                             1999             1998              1999               1998
------------------------------------------------------------------------------------------------------------------------
                                                  ---------------
Net sales                                             $       139      $       143         $     108         $      127
Gross profit (net sales minus cost of sales)                  119              103               103                 95
Income before extraordinary items                              49               41               205                 47
Net income                                                     49               41               205                 47
Dividends declared per share                                 0.25             0.25              0.25               0.25
Basic per share:
Income before extraordinary items                            0.59             0.46              2.48               0.54
Net income                                                   0.59             0.46              2.48               0.54
Diluted per share:
Income before extraordinary items                            0.59             0.46              2.47               0.54
Net income                                                   0.59             0.46              2.47               0.54
------------------------------------------------------------------------------------------------------------------------
                                                  ---------------
Price range of common stock:
 High                                                 $     27.19      $     23.19         $   25.81         $    24.56
 Low                                                        22.00            18.00             22.38              17.38
------------------------------------------------------------------------------------------------------------------------
                                                  ---------------

         The first quarter of 1998 included an after-tax extraordinary loss of $2 million ($0.02 per share) on early extinguishment of debt.

SELECTED FINANCIAL DATA - OPERATIONS
Georgia-Pacific Corporation--The Timber Company

                                                                           Year ended
                                                   ---------------------------------------------------------
                                                                             --------
(Dollar amounts, except per share, and shares       January 1,                        December 31,
are in millions)                                       2000                1998             1997       1996
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Operations
Net sales                                          $       526       $       534     $        551    $   547
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Costs and expenses
 Cost of sales                                              70               114              137        132
 Depreciation and cost of timber harvested                  42                44               48         57
 General and administrative                                 43                36               43         45
 Interest                                                   69                71               84        105
 Other income                                            (355)              (24)            (114)          -
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Total costs and expenses                                 (131)               241              198        339
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Income before income taxes and extraordinary
  items                                                    657               293              353        208
Provision for income taxes                                 257               115              138         81
------------------------------------------------------------------------------------------------------------
                                                   ------------------

Income before extraordinary items                          400               178              215        127

Extraordinary items, net of taxes                            -               (2)                -          -
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Net income                                         $       400       $       176     $        215    $   127
============================================================================================================
                                                   ==================
Cash provided by operations                        $       159       $       201     $        212    $   164
============================================================================================================
                                                   ==================
Other statistical data Basic per share:
Income before extraordinary items                  $      4.75       $     1.97     $       2.35
Extraordinary items, net of taxes                            -            (0.02)                -
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Net income                                         $      4.75       $      1.95     $       2.35
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Diluted per share:
Income before extraordinary items                  $      4.73       $      1.96     $       2.33
Extraordinary items, net of taxes                            -            (0.02)                -
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Net income                                         $      4.73       $      1.94     $       2.33
============================================================================================================
                                                   ==================
Average number of shares outstanding, basic               84.1              90.3             91.4
Average number of shares outstanding, diluted             84.6              90.8             92.1
Earnings to fixed charges                                 10.3               5.1              5.2        3.0
Cash flow to interest                                      3.3               3.8              3.5        2.6
Effective income tax rate                                39.1%             39.2%            39.1%      38.9%
============================================================================================================
                                                   ==================



                                                      Year ended
                                                   ------------------
                                                        -----
(Dollar amounts, except per share, and shares are         December 31,
in millions)                                                    1995
---------------------------------------------------------------------
                           ---------------
Operations
Net sales                                             $           493
---------------------------------------------------------------------
                           ---------------
Costs and expenses
 Cost of sales                                                    122
 Depreciation and cost of
  timber harvested                                                 55
 General and administrative                                        45
 Interest                                                         111
 Other income                                                       -
---------------------------------------------------------------------
                           ---------------
Total costs and expenses                                          333
---------------------------------------------------------------------
                           ---------------
Income before income taxes and extraordinary
  items                                                           160
Provision for income taxes                                         63
---------------------------------------------------------------------
                           ---------------
Income before extraordinary items                                  97
Extraordinary items, net of taxes                                   -
---------------------------------------------------------------------
                           ---------------
Net income                                            $            97
=====================================================================
                           ==============
Cash provided by operations                           $           132

=====================================================================
                           ==============
Other statistical data Basic per share:
Income before extraordinary items
Extraordinary items, net of taxes
---------------------------------------------------------------------
                           ---------------
Net income
---------------------------------------------------------------------
                           ---------------
Diluted per share:
Income before extraordinary items
Extraordinary items, net of taxes
---------------------------------------------------------------------
                           ---------------

Net income
=====================================================================
                           ==============
Average number of shares outstanding, basic
Average number of shares outstanding, diluted
Earnings to fixed charges                                         2.4
Cash flow to interest                                             2.2
Effective income tax rate                                       39.4%
=====================================================================
                           ==============

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




SELECTED FINANCIAL DATA - FINANCIAL POSITION, END OF YEAR
Georgia-Pacific Corporation-The Timber Company

                                                                         Year ended
                                                   ---------------------------------------------------------
                                                                           -------
(Dollar amounts, except per share, and shares       January 1,                       December 31,
are in millions)                                       2000             1998             1997         1996
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Financial position, end of year
Timber and timberlands                             $     1,127       $     1,144     $      1,130    $ 1,284
Property, plant and equipment, net                          19                24               20         25

Investment in real estate held for development
  and sale                                                   -                 -               14         13
Note receivable                                            350                 -                -          -
Other assets                                                25                 6                7          4
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Total assets                                       $     1,521       $     1,174     $      1,171    $ 1,326
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Debt                                               $       970       $       983     $        971    $ 1,316
Other liabilities                                           50                32                9          8
Deferred income tax liabilities                            376               244              240        174
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Total liabilities                                  $     1,396       $     1,259     $      1,220    $ 1,498
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Shareholders' equity                               $       125       $      (85)     $       (49)    $ (172)
------------------------------------------------------------------------------------------------------------
                                                   ------------------
Other statistical data
Property, plant and equipment
investments                                        $         2       $         6     $          2    $     4
Timber and timberland investments                           78                59               44         48
Per share*
Market price:
               High                                $     27.19       $     27.25     $      25.88
               Low                                 $     19.88       $     17.38     $      22.50
               Year-end                            $     24.63       $     23.81     $      22.69
 Book value                                        $       151       $    (0.98)     $     (0.53)
Shares of stock outstanding at year end                   82.9              87.1            92.6
Dividends declared per share                       $      1.00       $      1.00     $         -
Total debt to capital, book basis                        65.6%             85.6%            83.4%      99.6%
Total debt to capital, market basis                      32.2%             32.2%            31.6%
============================================================================================================
                                                   ==================

                                                       Year ended
                                                   ------------------
                                                         ------
(Dollar amounts, except per share, and shares are     December 31,
in millions)                                             1995
---------------------------------------------------------------------
                                    ---------
Financial position, end of year
Timber and timberlands                                $         1,293
Property, plant and equipment, net                                 27
Investment in real estate held for development
  and sale                                                         16
Note receivable                                                     -
Other assets                                                       12
---------------------------------------------------------------------
                                    ---------
Total assets                                          $         1,348
---------------------------------------------------------------------
                                    ---------
Debt                                                  $         1,365

Other liabilities                                                  10
Deferred income tax liabilities                                   180
---------------------------------------------------------------------
                                    ---------
Total liabilities                                     $         1,555
---------------------------------------------------------------------
                                    ---------
Shareholders' equity                                  $         (207)
---------------------------------------------------------------------
                                    ---------
Other statistical data
Property, plant and equipment investments             $             6
Timber and timberland investments                                  62
Per share* Market price:
               High
               Low
               Year-end
 Book value
Shares of stock outstanding at year end
Dividends declared per share
Total debt to capital, book basis                             100.0%+
Total debt to capital, market basis
=====================================================================
                                    =========

* 1997 amounts are for the period from December 17, 1997 through December 31, 1997.

BOOK VALUE PER SHARE
Shareholders' equity divided by shares of common stock outstanding as of the end of the year.

TOTAL DEBT TO CAPITAL, BOOK BASIS
Debt divided by the sum of total debt, deferred income taxes, net, other long-term liabilities and shareholders' equity as of the end of the year.

TOTAL DEBT TO CAPITAL, MARKET BASIS
Debt divided by the sum of total debt and the market value of shareholders' equity as of the end of the year.

INVESTOR INFORMATION
Georgia-Pacific Corporation and Subsidiaries

CORPORATE HEADQUARTERS

The Timber Company
100 Peachtree Street, N.W.
Atlanta, Georgia 30303
(404) 586-0275

STOCK EXCHANGES AND SYMBOLS
The Timber Company common stock are listed on the New York Stock Exchange
(NYSE).
The NYSE symbol for The Timber Company common stock is "TGP."
The Timber Company options are traded on the Philadelphia Stock Exchange.

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

Registered Timber Company shareholders are eligible to participate in the Timber Group Dividend Reinvestment Plan. For information on the Plan, contact the Plan's agent, First Chicago Trust Company, a Division of EquiServe, Dividend Reinvestment Plan, Post Office Box 2598, Jersey City, New Jersey 07303-2598, or by telephone at (800) 414-6280.
Web site: www. fctc.com.

Number of The Timber Company shareholders of record at January 1, 2000: 33,810.

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

All other requests for financial information should be directed to: Investor Relations, Georgia-Pacific Corporation, P.O. Box 105605, Atlanta, Georgia 30348, or telephone (404) 652-5555. Information concerning The Timber Company can also be found at our Web site at www.thetimbercompany.com.